02034677

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME St. George Bank Limited

*CURRENT ADDRESS Level 8, 182 George Street
Sydney NSW 2000
Australia

**FORMER NAME PROCESSED

**NEW ADDRESS JUN 13 2002
THOMSON
FINANCIAL

FILE NO. 82- 3809 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☐
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☑
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DATE : 5/31/02

82-3809

02 MAY 21 AM 10: 19

St. George Bank Limited Reinstatement of the Rule 12g3-2(b) Exemption

Exhibit Volume I
(Exhibits 1-34)

INDEX

4 December 2001	421	Change in Director's Interests in St.George Bank Limited	108
5 December 2001	422	New Issue Announcement	109
12 December 2001	423	News release – St.George Announces New Chief Executive Officer	110
14 December 2001	424	Chairman's Address to St.George Bank's Annual General Meeting	111
14 December 2001	425	Slides Accompanying Chairman's Address to St.George Bank's Annual General Meeting	112
14 December 2001	426	St.George Bank Annual General Meeting – Resolutions Passed	113
17 December 2001	427	New Issue of Shares – Dividend Reinvestment Plan	114
27 December 2001	428	Appendix 3B	115
9 January 2002	429	Initial Directors' Interest Notices	116
21 January 2002	430	New Issue Announcement	117
25 January 2002	431	New Issue Announcement – Appendix 3B	118
29 January 2002	432	Declaration of Dividend/Record date for St. George Bank PRYMES	119
29 January 2002	433	Appointment of Gail Kelly as Managing Director of St. George Bank Limited	120
31 January 2002	434	Initial Director's Interest Notices	121
1 February 2002	435	News release – St.George Raises New Tier 2 Capital	122
1 February 2002	436	News release – St.George New Tier 2 Capital Issue Oversubscribed	123
22 February 2002	437	New Issue Announcement – Appendix 3B	124
25 February 2002	438	Advance Capital Note Interest Payment	125
28 February 2002	439	New Issue Announcement – Appendix 3B	126
4 March 2002	440	News Release – St.George Crusade Global Trust No.1 of 2002	127
14 March 2002	441	News release – Crusade Global Trust No.1 of 2002 Priced	128
9 March 2002	442	New Issue Announcement – Appendix 3B	129
22 March 2002	443	New Issue Announcement – Appendix 3B	130
28 March 2002	444	Resignation of Group Executive Investment Services	131
8 April 2002	445	Appointment of New Group Executive, Personal Banking	132
17 April 2002	446	New Issue Announcement – Appendix 3B	133
30 April 2002	447	News Release – Strategic Review of St. George Investment Services Division Leads to Revised Carrying Value for WealthPoint Goodwill	134
7 May 2002	448	News Release – Interim Profit 41% Increase	135
7 May 2002	448	Group financial results and dividend announcement for the half-year ended 31 March 2002	136
6 May 2002	449	St. George Bank Limited - 2002 Interim Results	137
6 May 2002	449	Presentation – 2002 Interim Results St. George Bank Ltd.	138
8 May 2002	450	News Release – Moody's Upgrades Bank's Credit Rating	139
8 May 2002	451	New Issue Announcement – Appendix 3B	140

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ACN:	055 513 070
Announcement Number:	321
Pages (Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	APPOINTMENT OF SECRETARY
Date Sent:	29 September 2000
Bar Code:	

Mr Tim Norling ceased to act as Secretary for St.George Bank Limited, effective 29 September, to pursue another executive role within the St.George Group. From that date, I have been appointed as St.George's Secretary.

Your sincerely

Michael Bowan
General Counsel & Secretary

02 MAY 21 AM 10: 10

ASXCAP

To: Companies Announcements
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ACN:	055 513 070
Announcement Number:	322
Pages (Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**Completion of Transactions with Bourse Data Limited**
Date Sent:	3 October 2000
Bar Code:	

On 30 September 2000 the St.George Bank Limited Group (St.George) completed the Agreements with Bourse Data Limited (Bourse) to effect the sale by St.George of Assirt Pty Limited, Assirt Software Pty Limited and the St.George Quicktrade business to Bourse. In addition the parties signed various related ancillary agreements. The transactions and signing of the agreements had been approved by Bourse shareholders at an extraordinary general meeting on 15 September 2000.

Your sincerely

Michael Bowan
General Counsel & Se

02 MAY 21 AM 10: 2

ASXCAP

st.george

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ACN:	055 513 070
Announcement Number:	323
Pages (Includes this page):	2
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**St.George Takes 7% Equity Stake in Stockford Limited**
Date Sent:	4 October 2000
Bar Code:	

Please find attached news release for immediate release to the market.

Your sincerely

Michael Bowan
General Counsel & Secretary

ASXCAP

news release

4 October 2000
RE011000

ST.GEORGE TAKES 7% EQUITY STAKE IN STOCKFORD LIMITED

St.George Bank Limited has made a strategic decision to invest in Stockford Limited taking a seven per cent equity stake in the accounting and financial services based company.

Stockford Limited is a newly formed organisation with an imminent listing program positioned at the forefront of the financial services industry servicing small to medium sized enterprises. The group currently has an annual turnover of $97 million with $1.5 billion in funds under advice.

St.George sees the future of the organisation as very positive, with the strong resource base of Stockford's integrated accounting, business and financial advisory professionals complimentary to the ongoing strategy to extend St.George's Wealth Management opportunities.

St.George Head of Dealer Alliances, Mark Rantall, will take up a position within Stockford as General Manager Financial Services. St.George Group Executive Investment Services, Richard Cawsey, will take a place on the six member Stockford Board.

"Stockford will provide its clients with access to business consulting and independent accounting and financial planning advice. St.George looks forward to working with Stockford with a view to better understanding the needs of customers and delivering a high standard of competitive service," Mr Rantall said.

"Our objective from the financial services side of Stockford is to build the organisation to $5 billion funds under advice within three years," he said.

"The alliance will assist Stockford to enlarge its independent dealer group supported by the best products offered by SEALCORP and St.George. The products and services will be offered to customers through Stockford's accounting and financial planning network, which fits well with St.George's overall Wealth Management strategy of growing distribution alliances."

Stockford Limited Chief Executive Officer, Jim Phillipson said, "St.George's decision in making this $10 million investment is a strong vote of confidence in Stockford. By building our distribution opportunities we will strengthen the resources Stockford advisors have available and we have respect for St.George's proven capabilities in this area."

Media Contact:
Adam Cooke, Corporate Relations Manager, St.George
Bank Ltd. (02) 9952 1249 or 0411 259 432

st.george

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ACN:	055 513 070
Announcement Number:	324
Pages (Includes this page):	8
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1205
Facsimile:	(02) 9236 1899
Subject:	**NEW ISSUE ANNOUNCEMENT**
Date Sent:	6 October, 2000
Bar Code:	

Please find Appendix 3B attached.

Your sincerely

Michael Bowan
Assistant Group Secretary

02 MAY 21 AM 10: 2

ASXCAP

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

ST.GEORGE BANK LIMITED

ACN, ARBN or ARSN

055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	11,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of Awards under the St.George Bank Executive Performance Share Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	9 October 2000

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
455,450,731	ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
N/A	N/A

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	To be treated in the same manner as other quoted ordinary shares.

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	

+ See chapter 19 for defined terms.

4

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

5

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

4

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

+ See chapter 19 for defined terms.

4

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Company Secretary

Date: 6 October 2000

Print name: Michael Bowan

== == == == ==

+ See chapter 19 for defined terms.

To: Companies Announcements
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ACN:	055 513 070
Announcement Number:	325
Pages(Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**Declaration of Dividend on Converting Preference Shares/ Record Date**
Date Sent:	12 October 2000
Bar Code:	

St.George Bank Limited advises that in accordance with the Terms of Issue of the Bank's Converting Preference shares, the Board has declared a half yearly Base dividend of 67.5 cents per Converting Preference share to be paid 28 November 2000 with a Record Date for determination of entitlements of 14 November 2000. Paperbased transfers will close at 5.00 pm (Sydney time) on the Record Date at St.George's share registry, Computershare Registry Services Pty Ltd, Level 3, 60 Carrington Street, Sydney (GPO Box 7045, Sydney NSW, 1115) and electronic transfers will close End of Day on the Record Date.

This dividend will be franked to the extent of 100%.

Michael Bowan
General Counsel and Secretary

ASXCAP

To: Companies Announcements
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ACN:	055 513 070
Announcement Number:	326
Pages(Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**St.George Return to Euromarket Oversubscribed**
Date Sent:	24 October 2000
Bar Code:	

Please find attached news release for immediate release to the market.

Yours sincerely

Michael Bowan
General Counsel and Secretary

ASXCAP

news

release

st.george

24 October 2000
RE 241000

ST.GEORGE RETURN TO EUROMARKET OVERSUBSCRIBED

St.George Bank today announces the launch of a new issue of Floating Rate Notes (FRNs) to Euromarket investors. The US$ 300 million Euro FRN issue was launched in London after a two week roadshow of Asian and European investors. The FRN's will mature in 3 years and were priced at an all-in margin of LIBOR plus 22 basis points. Deutsche Bank and UBS Warburg acted as Joint Lead Managers.

A strong response from investors resulted in the issue being oversubscribed. It provides refinancing of a US$ 300 million maturity and is St.George's first Euromarket issue since June 1999. In the intervening period two maturing issues were not refinanced.

"The strong demand from investors for the new issue is very pleasing" said St.George's Group Executive International and Business Banking, Greg Bartlett. "During the roadshow, investors were very receptive to the St.George Bank credit. Our recent progress has encouraged stronger demand, as demonstrated by this result".

Media Contact: Greg Kenny, General Manager, Treasury & Capital Markets
Tel: 9320 5507

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ACN:	055 513 070
Announcement Number:	327
Pages(Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	Substantial Holder Notice
Date Sent:	26 October 2000
Bar Code:	

Please find form 603 attached.

Yours sincerely

Michael Bowan
General Counsel and S

02 MAY 21 AM 10: 2

ASXCAP

form **603**
Corporations Law
709(3)

Initial substantial shareholder notice

To: corporation name WEALTHPOINT LIMITED

Substantial shareholder

name of substantial shareholder[A] ST.GEORGE GROUP HOLDINGS PTY. LIMITED ("GROUP HOLDINGS")
became a substantial shareholder on 21/06/2000

1. Total number of voting shares

The total number of shares in each class of voting shares in the company to which the substantial shareholder was entitled on that date is:

Class of shares	Total number	Percentage of total shares in class
ORD	4,550,000	9.79%

2. Details of entitlements and relevant interests

On that date, the substantial shareholder was entitled[B] to the following voting shares in which (he/she/it), or an associate[C], held relevant interests. For each relevant interest[D], full particulars are provided of:

Holder of relevant interest	Nature of relevant interest[E]	Class and number of shares
GROUP HOLDINGS	VOTING SHARES	4,550,000 ORD SHARES

3. Present registered holders and persons entitled to be registered holders

The following persons are registered, or entitled to be registered, as holders of the shares referred to in paragraph 2 above:

Holder of relevant interest	Registered holder of shares[F]	Person entitled to be registered as holder	Class and number of shares
GROUP HOLDINGS	GROUP HOLDINGS	GROUP HOLDINGS	4,550,000 ORD SHAR

4. Consideration

The consideration paid for each relevant interest referred to in paragraph 2 above, and acquired in the four months prior to the day that the substantial shareholder became a substantial shareholder, was:

Holder of relevant interest	Date of acquisition	Consideration[G]		Class and number of shares
		cash	non-cash	
GROUP HOLDINGS	21/06/2000	$10,010,000		4,550,000 ORD SHARES

5. Associates

The persons named in paragraph 2 above are associates of the substantial shareholder for the following reasons:

Name of associate	Reason

6. Addresses

The addresses of persons named in this form are:

Name	Address
ST.GEORGE GROUP HOLDINGS PTY. LIMITED	4 - 16 MONTGOMERY STREET KOGARAH NSW 2217

Signature

name

signature date 26/10/2000

director, secretary or substantial shareholder.

st.george

To: Companies Announcements
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ACN:	055 513 070
Announcement Number:	328
Pages(Includes this page):	2
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	Notice of change of substantial shareholder
Date Sent:	26 October 2000
Bar Code:	

Please find form 604 attached.

Yours sincerely

Michael Bowan
General Counsel and Secretary

ASXCAP

form **604**
Corporations Law
710(3)

Notice of change in interests or entitlements of substantial shareholder

To: corporation name WEALTHPOINT LIMITED

Substantial shareholder

nameA ST.GEORGE GROUP HOLDINGS PTY. LIMITED ("GROUP HOLDINGS")
give notice to a change in relevant interests

1. Previous notice

Particulars of the substantial shareholder's entitlements to voting shares in the company at the time at which it was last required to give a substantial shareholding notice to the company are contained in the notice given to the company on

insert date (d/m/y) 26/10/2000

The notice was dated (d/m/y) 26/10/2000

2. Previous and present entitlement to voting shares

The total number and percentage of shares in each class of voting shares in the company to which the substantial shareholder was entitled when last required, and when now required, to give a substantial shareholding notice to the company, are:

Class of voting shares	Previous notice		Present notice	
	Total number	Percentage of class	Total number	Percentage of class
ORD	4,550,000	9.79%	5,050,000	8.83%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, relevant interests of the substantial share-holder or an associate in voting shares to which the substantial shareholder is or was entitled since the substantial shareholder was last required to give a substantial shareholding notice to the company are:

Date of change	Person whose relevant interest changed	Nature of changeB	Consideration given in relation to changeC	Class and number of shares affected
24/10/2000	GROUP HOLDINGS	ACQUISITION	$275,000	500,000 ORD
/ /				
/ /				

4. Present relevant interests

Particulars of each relevant interest in voting shares to which the substantial shareholder is entitled after the change are:

Holder of relevant interest	Person entitled to be registered as holderD	Nature of relevant interestB	Class and number of shares
GROUP HOLDINGS	GROUP HOLDINGS	VOTING SHARES	5,050,000 ORD SHARES

5. Changes in association

The following persons mentioned in this form have become associates of, ceased to be associates of, or have changed the nature of their association with, the substantial shareholder in relation to voting shares in the company:

Name	Nature of association

6. Addresses

The addresses of persons named in this form are:

Name	Address
ST.GEORGE GROUP HOLDINGS PTY. LIMITED	4 - 16 MONTGOMERY STREET KOGARAH NSW 2217

Signature

I certify that the information in this form is true and complete.

name

signature date 26/10/2000

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ACN:	055 513 070
Announcement Number:	329
Pages(Includes this page):	8
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**NEW ISSUE ANNOUNCEMENT**
Date Sent:	30 October 2000
Bar Code:	

Please find Appendix 3B attached.

Yours sincerely

Michael Bowan
General Counsel and Secretary

ASXCAP

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

ST.GEORGE BANK LIMITED

ACN, ARBN or ARSN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	30,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	$8.58
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of Options under the St.George Bank Executive Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	30 October 2000

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
455,480,731	ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
N/A	N/A

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	To be treated in the same manner as other quoted ordinary shares.

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

+ See chapter 19 for defined terms.

4 We give ASX the information and documents required by this form. If any *information or document* not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] Date: 30 October 2000
Company Secretary

Print name: Michael Bowan

== == == == ==

+ See chapter 19 for defined terms.

To: Companies Announcements
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ACN:	055 513 070
Announcement Number:	330
Pages(Includes this page):	2
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**ST.GEORGE ISSUES DOMESTIC BENCHMARK**
Date Sent:	30 October 2000
Bar Code:	

Please find attached news release for immediate release to the market.

Yours sincerely

Michael Bowan
General Counsel and Secretary

ASXCAP

news

release

st.george

ST.GEORGE ISSUES DOMESTIC BENCHMARK

30 October 2000
RE301000

St.George Bank Limited announces today the issue of $100 million of Fixed Rate Transferable Deposits ("FRTDs"). The FRTDs will mature on 15 September 2003 and will be fully fungible with St.George's existing domestic benchmark issue.

This issue reflects St.George's ongoing commitment to the domestic bond market and its strategic approach of establishing large, liquid benchmark issues which appeal to fixed income investors. This increases the 15 September 2003 benchmark issue from $300 million to $400 million.

ENDS

Media Contact: Jeff Sheehan, St.George Bank Ltd. Ph. (02) 9320 5510

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ACN:	055 513 070
Announcement Number:	331
Pages(Includes this page):	8
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**NEW ISSUE ANNOUNCEMENT**
Date Sent:	2 November 2000
Bar Code:	

Please find Appendix 3B attached.

Yours sincerely

Michael Bowan
General Counsel and Secretary

ASXCAP

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

ST.GEORGE BANK LIMITED

ACN, ARBN or ARSN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	110,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	$8.58
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of Options under the St.George Bank Executive Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	2 November 2000

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	455,590,731	ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	N/A	N/A

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	To be treated in the same manner as other quoted ordinary shares.

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. *Cross reference: rule 7.7.*	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: *Arrangements can be made for employee incentive schemes that involve frequent issues of securities.*

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

+ See chapter 19 for defined terms.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Company Secretary Date: 2 November 2000

Print name: Michael Bowan

== == == == ==

+ See chapter 19 for defined terms.

HOMEX - Sydney

BAR CODE: SGB000332

++++++++++++++++++++++++
NEWS RELEASE

St George Bank Chair, Mr Frank Conroy, today announced a pre abnormals operating profit after income tax, goodwill, outside equity interests and preference share dividends of $283 million for the year ended 30 September 2000, up 13 per cent from $251 million in the previous year.

Abnormal items totalled $3 million, including the impact of the sale of businesses to Bourse Data, the Best Bank Redesign restructure charge, the takeover of Advance Property Fund and the winding up of research and development syndicates. The Best Bank Redesign, announced on 25 August 2000, represents a wide ranging programme of change which is expected to significantly boost the performance of the Group.

In light of the Bank's improving financial performance, the Board has announced a final dividend of 29 cents per ordinary share, payable on 15 December 2000. This takes the full year dividend to 55 cents per ordinary share, an increase of 3 cents on last year. This will be fully franked at 34 per cent.

The increase signals St George is well positioned for sustained improvements in future financial performance. A fully franked half year base dividend of 67.5 cents per converting preference share will be payable on 28 November 2000.

St George Bank Managing Director Ed O'Neal said the Bank had achieved strong profit growth for the year ended 30 September 2000. "It is pleasing to see this result has been achieved before any of the positive flow on effects of the Best Bank Redesign.

"This year has been significant in terms of the progress we have made in undertaking the Best Bank Redesign, positioning the Bank for future sustained growth that will deliver better levels of service to our customers and increased shareholder returns," Mr O'Neal said.

"The increase in operating profit was a result of growth in loans and other receivables, managed funds and an improved interest margin in the second half. At the same time, during the course of the year we have seen an increase in non-interest income, and kept costs under control."

Growth in business volumes contributed to a 16 per cent increase in non-interest income to $552 million from $475 million in the previous year. As a percentage of total income, it increased to 32.0 per cent from 29.4 per cent.

Total assets for the Group were $49.6 billion compared to $45.0 billion last year, the increase primarily due to solid growth in loans and receivables.

Managed funds increased to $13.1 billion from $10.7 billion in September 1999. During the year, residential receivables increased 7.7 per cent to $28.0 billion, commercial receivables increased 13.6 per cent to $9.1 billion while the consumer loan portfolio increased 15.0 per cent to $2.1 billion. Retail funding increased by 2.9 percent over the year to $22.9 billion.

Basic earnings per ordinary share, before abnormals and goodwill, increased to 84.3 cents for the year, up 8.9 per cent on last year.

Bad and doubtful debt expense was $50 million for the year (an increase of $5 million over the previous year) and represents 0.10 per cent of average assets.

The expense to income ratio stood at 58.2 per cent against 58.3 per cent last year. There was a considerable improvement for this ratio from 59.9 per cent in the first half to 56.7 per cent in the second half.

The interest margin increased 5 basis points from 2.67 per cent in the March half to 2.72 per cent in the September half. This meant that the annual interest margin decreased modestly to 2.70 per cent from 2.77 per cent last year.

Mr O'Neal said the Bank was actively pursuing the implementation of the Best Bank Redesign in the current year. This is expected to contribute $50 million in pre-tax earnings for the year ending 30 September 2001 and $120 million for the year ending 30 September 2002, translating to approximately 18 cents per share after tax.

"While the bulk of the earnings improvement will come from expense savings, revenue enhancement will play a key role both in the Best Bank Redesign and in the future growth of St George," Mr O'Neal said.

St George continues to broaden its range of financial products and

St George continues to broaden its range of financial products and services and during the year ended 30 September 2000 acquired the Scottish Pacific Business Finance Group. A number of strategic alliances were also formed with Autobytel.com, Bourse Data, Stockford and Netxsurance, furthering the Bank's strategy of attaining revenue growth and diversification from new and specialised businesses which are complementary to the Bank's traditional activities.

Planned capital management initiatives include an ordinary share buyback of $370 million, the early conversion of 360 million of converting preference share capital, and a new preference share issue of $300 million. These initiatives are expected to be completed by 31 March 2001.

"St George has emerged stronger, streamlined and more dynamic from this latest period, and having dealt with a number of significant one-off issues, can look forward confidently to increased profits and growth in shareholder returns," Mr O'Neal said.

Rules 4.1, 4.3

Appendix 4B (*not* equity accounted)

Preliminary final report

Introduced 1/7/96. Origin: Appendices 3, 4. Amended 1/7/97, 1/12/97, 1/7/98, 1/9/99.

Name of entity

ST.GEORGE BANK LIMITED

ACN	Half yearly *(tick)*	Preliminary final *(tick)*	Financial year ended
055 513 070		√	30 September 2000

For announcement to the market

Extracts from this report for announcement to the market (see note 1).

				$A'm
Sales (or equivalent operating) revenue *(item 1.1)*	up	12.7%	to	3,194
Abnormal items after tax attributable to members *(item 2.5)*	gain (loss) of			3
+Operating profit (loss) after tax (before amortisation of goodwill) attributable to members *(item 1.26)*	up	72.3%	to	455
+Operating profit (loss) after tax attributable to members *(item 1.10)*	up	125.5%	to	354
Extraordinary items after tax attributable to members *(item 1.13)*	gain (loss) of			NIL
+Operating profit (loss) and extraordinary items after tax attributable to members *(item 1.16)*	up	125.5%	to	354

Dividends (distributions)	Amount per security Cents	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)*	XX	XX¢ at 34%
Interim dividend *(Half yearly report only - item 15.6)*	26	26¢ at 34%
Previous corresponding year *(Preliminary final report - item 15.5; half yearly report - item 15.7)*		
Final Dividend	26	26¢ at 36%
Interim Dividend	26	26¢ at 36%

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*	Ordinary Shares: 1 December 2000

Brief explanation of omission of directional and percentage changes to profit in accordance with Note 1 and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

+ See chapter 19 for defined terms.

Consolidated profit and loss account

(The figures are not equity accounted)

		Current year - $A'm	Previous corresponding year - $A'm
1.1	Sales (or equivalent operating) revenue	3,194	2,833
1.2	Other revenue	552	475
1.3	**Total revenue**	**3,746**	**3,308**
1.4	**+Operating profit (loss) before abnormal items and tax**	**570**	**521**
1.5	Abnormal items before tax (detail in item 2.4)	(27)	(153)
1.6	+Operating profit (loss) before tax (items 1.4 + 1.5)	543	368
1.7	Less tax	189	211
1.8	+Operating profit (loss) after tax but before outside +equity interests	354	157
1.9	Less outside +equity interests	-	-
1.10	**+Operating profit (loss) after tax attributable to members**	**354**	**157**
1.11	Extraordinary items after tax (detail in item 2.6)	-	-
1.12	Less outside +equity interests	-	-
1.13	Extraordinary items after tax attributable to members	-	-
1.14	**Total +operating profit (loss) and extraordinary items after tax** (items 1.8 + 1.11)	**354**	**157**
1.15	+Operating profit (loss) and extraordinary items after tax attributable to outside +equity interests (items 1.9 + 1.12)	-	-
1.16	**+Operating profit (loss) and extraordinary items after tax attributable to members** (items 1.10 + 1.13)	354	157
1.17	Retained profits (accumulated losses) at beginning of financial year	40	187
1.18	If change in accounting policy as set out in clause 11 of AASB 1018 Profit and Loss Accounts, adjustments as required by that clause (include brief description)	-	-
1.19	Aggregate of amounts transferred from reserves	-	2
1.20	Total available for appropriation *(carried forward)*	394	346
1.21	Dividends provided for or paid	316	305
1.22	Aggregate of amounts transferred to reserves	1	1

+ See chapter 19 for defined terms.

1.23	**Retained profits (accumulated losses) at end of financial year**	77	40

Profit restated to exclude amortisation of goodwill

		Current year $A'm	Previous corresponding year $A'm
1.24	+Operating profit (loss) after tax before outside equity interests (items 1.8) and amortisation of goodwill	455	264
1.25	Less (plus) outside +equity interests	-	-
1.26	+Operating profit (loss) after tax (before amortisation of goodwill) attributable to members	455	264

Intangible, abnormal and extraordinary items

		Consolidated - current year			
		Before tax $A'm	Related tax $A'm	Related outside +equity interests $A'm	Amount (after tax) attributable to members $A'm
2.1	Amortisation of goodwill	101	-	-	101
2.2	Amortisation of other intangibles	-	-	-	-
2.3	**Total amortisation of intangibles**	101	-	-	101
2.4	Abnormal items GAIN/(LOSS)	**REFER ATTACHMENT A**			
2.5	**Total abnormal items**				
2.6	Extraordinary items	-	-	-	-
2.7	**Total extraordinary items**	-	-	-	-

Comparison of half year profits

(Preliminary final report only)

		Current year - $A'm	Previous year - $A'm
3.1	Consolidated +operating profit (loss) after tax attributable to members reported for the *1st* half year (item 1.10 in the half yearly report)	169	155
3.2	Consolidated +operating profit (loss) after tax attributable to members for the *2nd* half year	185	2

+ See chapter 19 for defined terms.

Consolidated balance sheet

(See note 5)

		At end of current year $A'm	As shown in last annual report $A'm	As in last half yearly report $A'm
	Current assets			
4.1	Cash			
4.2	Receivables			
4.3	Investments			
4.4	Inventories			
4.5	Other (provide details if material)			
4.6	**Total current assets**			
	Non-current assets			
4.7	Receivables			
4.8	Investments			
4.9	Inventories			
4.10	Exploration and evaluation expenditure capitalised (see para .71 of *AASB 1022)*			
4.11	Development properties (+mining entities)			
4.12	Other property, plant and equipment (net)			
4.13	Intangibles (net)			
4.14	Other (provide details if material)			
4.15	**Total non-current assets**		REFER ATTACHMENT B	
4.16	**Total assets**			
	Current liabilities			
4.17	Accounts payable			
4.18	Borrowings			
4.19	Provisions			
4.20	Other (provide details if material)			
4.21	**Total current liabilities**			
	Non-current liabilities			
4.22	Accounts payable			
4.23	Borrowings			
4.24	Provisions			
4.25	Other (provide details if material)			
4.26	**Total non-current liabilities**			
4.27	**Total liabilities**			
4.28	**Net assets**			

+ See chapter 19 for defined terms.

Consolidated balance sheet continued

		At end of current year $A'm	As shown in last annual report $A'm	As in last half yearly report $A'm
	Equity			
4.29	Capital			
4.30	Reserves			
4.31	Retained profits (accumulated losses)			
4.32	Equity attributable to members of the parent entity		REFER ATTACHMENT B	
4.33	Outside +equity interests in controlled entities			
4.34	**Total equity**			
4.35	Preference capital included as part of 4.32	360	360	360
	Unissued Equity	140	140	140

Exploration and evaluation expenditure capitalised

To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred regardless of whether written off directly against profit.

		Current year $A'm	Previous corresponding year- $A'm
5.1	Opening balance		
5.2	Expenditure incurred during current year		
5.3	Expenditure written off during current year	N/A	N/A
5.4	Acquisitions, disposals, revaluation increments, etc.		
5.5	Expenditure transferred to Development Properties		
5.6	**Closing balance as shown in the consolidated balance sheet** (item 4.10)		

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current year $A'm	Previous corresponding year- $A'm
6.1	Opening balance		
6.2	Expenditure incurred during current year		
6.3	Expenditure transferred from exploration and evaluation		
6.4	Expenditure written off during current year	N/A	N/A
6.5	Acquisitions, disposals, revaluation increments, etc.		
6.6	Expenditure transferred to mine properties		
6.7	**Closing balance as shown in the consolidated balance sheet** (item 4.11)		

+ See chapter 19 for defined terms.

Consolidated statement of cash flows

(See note 6)

		Current year $A'm	Previous corresponding year- $A'm
	Cash flows related to operating activities	REFER ATTACHMENT C	
7.1	Receipts from customers		
7.2	Payments to suppliers and employees		
7.3	Dividends received		
7.4	Interest and other items of similar nature received		
7.5	Interest and other costs of finance paid		
7.6	Income taxes paid		
7.7	Other (provide details if material)		
7.8	**Net operating cash flows**		
	Cash flows related to investing activities		
7.9	Payment for purchases of property, plant and equipment		
7.10	Proceeds from sale of property, plant and equipment		
7.11	Payment for purchases of equity investments		
7.12	Proceeds from sale of equity investments		
7.13	Loans to other entities		
7.14	Loans repaid by other entities		
7.15	Other (provide details if material)		
7.16	**Net investing cash flows**		
	Cash flows related to financing activities		
7.17	Proceeds from issues of +securities (shares, options, etc.)		
7.18	Proceeds from borrowings		
7.19	Repayment of borrowings		
7.20	Dividends paid		
7.21	Other (provide details if material)		
7.22	**Net financing cash flows**		
7.23	**Net increase (decrease) in cash held**		
7.24	Cash at beginning of year *(see Reconciliation of cash)*		
7.25	Exchange rate adjustments to item 7.24.		
7.26	**Cash at end of year** *(see Reconciliation of cash)*		

+ See chapter 19 for defined terms.

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. If an amount is quantified, show comparative amount.

Reconciliation of cash

Reconciliation of cash at the end of the year (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current year $A'm	Previous corresponding year- $A'm
8.1 Cash on hand and at bank	REFER ATTACHMENT C	
8.2 Deposits at call		
8.3 Bank overdraft		
8.4 Other (provide details)		
8.5 **Total cash at end of year** (item 7.25)		

Ratios	Current year	Previous corresponding year
9.1 **Profit before abnormals and tax / sales** Consolidated +operating profit (loss) before abnormal items and tax (item 1.4) as a percentage of sales revenue (item 1.1)	17.8%	18.4%
9.2 **Profit after tax / +equity interests** Consolidated +operating profit (loss) after tax attributable to members (item 1.10) as a percentage of equity (similarly attributable) at the end of the year (item 4.32)	10.7%	4.7%

Earnings per security (EPS) **After Abnormals and Goodwill**	Current year	Previous corresponding year
10.1 Calculation of the following in accordance with *AASB 1027: Earnings per Share*		
(a) Basic EPS	62.8	19.9
(b) Diluted EPS (if materially different from (a))	62.5	24.1
(c) Weighted average number of ordinary shares outstanding during the year used in the calculation of the Basic EPS	455,676,941	461,849,093

NTA backing *(see note 7)*		
11.1 Net tangible asset backing per +ordinary security	$2.90	$2.68

+ See chapter 19 for defined terms.

Details of specific receipts/outlays, revenues/ expenses

		Current year $A'm	Previous corresponding year - $A'm
12.1	Interest revenue included in determining item 1.4	3,194	2,833
12.2	Interest revenue included in item 12.1 but not yet received (if material)	84	82
12.3	Interest expense included in item 1.4 (include all forms of interest, lease finance charges, etc.)	2,022	1,694
12.4	Interest costs excluded from item 12.3 and capitalised in asset values (if material)	NIL	NIL
12.5	Outlays (except those arising from the +acquisition of an existing business) capitalised in intangibles (if material)	NIL	NIL
12.6	Depreciation and amortisation (excluding amortisation of intangibles)	104	84

Control gained over entities having material effect

(See note 8)

13.1	Name of entity (or group of entities)	Not Applicable
13.2	Consolidated +operating profit (loss) and extraordinary items after tax of the entity (or group of entities) since the date in the current year on which control was +acquired	$
13.3	Date from which such profit has been calculated	
13.4	+Operating profit (loss) and extraordinary items after tax of the entity (or group of entities) for the whole of the previous corresponding year	$

+ See chapter 19 for defined terms.

Loss of control of entities having material effect

(See note 8)

14.1	Name of entity (or group of entities)	N/A
14.2	Consolidated +operating profit (loss) and extraordinary items after tax of the entity (or group of entities) for the current year to the date of loss of control	$
14.3	Date to which the profit (loss) in item 14.2 has been calculated	
14.4	Consolidated +operating profit (loss) and extraordinary items after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding year	$
14.5	Contribution to consolidated +operating profit (loss) and extraordinary items from sale of interest leading to loss of control	$

Reports for industry and geographical segments

Information on the industry and geographical segments of the entity must be reported for the current year in accordance with AASB 1005: Financial Reporting by Segments. Because of the different structures employed by entities, a pro forma is not provided. Segment information should be completed separately and attached to this report. However, the following is the presentation adopted in the Appendices to AASB 1005 *and indicates which amounts should agree with items included elsewhere in this report.*

Segments

Operating Revenue

Sales to customers outside the economic entity

Inter-segment sales

Unallocated revenue

Total revenue (consolidated total equal to item 1.3)

Segment result (including abnormal items where relevant)

Unallocated expenses

Consolidated +operating profit before tax (before equity accounting) (equal to item 1.6)

Segment assets)
Unallocated assets)
Total assets (equal to item 4.16))

Comparative data for segment assets should be as at the end of the previous corresponding year.

REFER ATTACHMENT D

Dividends

15.1	Date the dividend (distribution) is payable	Ordinary Shares 15 December 2000 Converting Preference Shares 28 November 2000
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of registrable transfers received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	Ordinary Shares 1 December 2000 Converting Preference Shares 14 November 2000

+ See chapter 19 for defined terms.

15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	Yes

Amount per security

		Amount per security	Franked amount per security	Amount per security of foreign source dividend
	(Preliminary final report only)			
15.4	**Final dividend:** Current year	XX¢	XX¢ at 34%	N/A
15.5	Previous year	26¢	26¢ at 36%	N/A
	(Half yearly and preliminary final reports)			
15.6	**Interim dividend:** Current year	26¢	26¢ at 34%	N/A
15.7	Previous year	26¢	26¢ at 36%	N/A

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	XX¢	52¢
15.9	Preference +securities	$1.35	$1.35

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current year $A'm	Previous corresponding year - $A'm
15.10	+Ordinary securities	132	118
15.11	Preference +securities	16	16
	Series A non-cumulative capital securities	19	16
15.12	**Total**	**167**	**150**

The +dividend or distribution plans shown below are in operation.

Refer to accompanying announcement

The last date(s) for receipt of election notices for the +dividend or distribution plans	Ordinary Shares 1 December 2000 Converting Preference Shares 14 November 2000

Any other disclosures in relation to dividends (distributions)

Refer to accompanying announcement

+ See chapter 19 for defined terms.

Equity accounted associated entities and other material interests

Equity accounting information attributable to the economic entity's share of investments in associated entities must be disclosed in a separate note. See AASB 1016: Disclosure of Information about Investments in Associated Companies.

Investments in associated entities	Current year $A'm	Previous corresponding year- $A'm
16.1 Statutory carrying value of investments in associated entities (SCV)		
16.2 Share of associated entities' retained profits and reserves not included in SCV:	N/A	N/A
Retained profits		
Reserves		
16.3 **Equity carrying value of investments**		

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities.

Name of entity	Percentage of ownership interest (+ordinary securities, +units etc) held at end of year		Contribution to +operating profit (loss) and extraordinary items after tax	
	Current year	Previous corresponding year	Current year - $A'm	Previous corresponding year - $A'm
17.1 **Equity accounted associated entities**			*Equity accounted*	
	N/A	N/A	N/A	N/A
17.2 **Other material interests**			*Not equity accounted (ie part of item 1.14)*	

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current year

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities**				
	Series A non-cumulative capital securities	10,000,000	NIL	US$25.00	US$25.00
	Borrowers' shares	15,063	NIL	$1.00	NIL
	Depositors' shares	450,772	NIL	$1.00	NIL
	Converting preference shares	24,007,327	24,007,327	$1.00	$1.00
18.2	Changes during current year				
	(a) Increases through issues	NIL	NIL	NIL	NIL
	(b) Decreases through returns of capital, buy-backs.	NIL	NIL	NIL	NIL
18.3	**+Ordinary securities**	455,439,731	455,439,731	$1.00	$1.00
	Unissued allotted capital	18,440,000	NIL	NIL	NIL
18.4	Changes during current year				
	(a) Increases through issues	1,590,638	1,590,638	$1.00	$1.00
	(b) Decreases through returns of capital, buy-backs	8,000,000	8,000,000	$1.00	$1.00
18.5	**+Convertible debt securities** *(description and conversion factor)*				
18.6	Changes during current year (a) Increases through issues (b) Decreases through securities matured, converted				
18.7	**Options** *(description and conversion factor)*	**REFER TO ATTACHMENT E**		*Exercise price*	*Expiry date (if any)*
18.8	Issued during current year				
18.9	Exercised during current year				
18.10	Expired during current year				
18.11	**Debentures** *(totals only)*				
18.12	**Unsecured notes** *(totals only)*	392,099	392,099		

+ See chapter 19 for defined terms.

Comments by directors

Comments on the following matters are required by ASX or, in relation to the half yearly report, by AASB 1029: Half-Year Accounts and Consolidated Accounts. The comments do not take the place of the directors' report and statement (as required by the Corporations Law) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.

Basis of accounts preparation

If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Half-Year Accounts and Consolidated Accounts. It should be read in conjunction with the last annual report and any announcements to the market made by the entity during the year. [Delete if preliminary final statement.]

Material factors affecting the revenues and expenses of the economic entity for the current year

Please refer to accompanying announcement.

A description of each event since the end of the current year which has had a material effect and is not related to matters already reported, with financial effect quantified (if possible)

As at 30 September 2000, Advance Property Fund (APF) was the subject of takeover offers by Stockland Property Management Limited (Stockland) and Mirvac Funds Limited (Mirvac). The Bank had entered into an agreement with Stockland to dispose of its 19% holding in APF and accordingly reclassified the units as trading securities and revalued its investment to market, resulting in an unrealised gain of $23 million ($15 million after tax) booked in the financial statements for the year ended 30 September 2000.

Subsequent to year end, the units were sold to Stockland which held 94.5% of all APF units as at the expiry of its offer on 30 October 2000. Stockland has indicated its intention to use its voting power to become Responsible Entity of APF and to proceed to compulsory acquisition of the remaining units in APF. Consequently, Advance Asset Management Limited (a wholly owned subsidiary of the Bank) will lose APF's management rights" (income flows payable to the Responsible Entity under the Constitution).

Since the end of the financial year, no other matter or circumstance has arisen which, in the opinion of the directors, significantly affected or may significantly affect the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in subsequent financial years.

Franking credits available and prospects for paying fully or partly franked dividends for at least the next year

Please refer to accompanying announcement.

Changes in accounting policies since the last annual report are disclosed as follows.

(Disclose changes in the half yearly report in accordance with paragraph 15(c) of AASB 1029: Half-Year Accounts and Consolidated Accounts. Disclose changes in the preliminary final report in accordance with AASB 1001: Accounting Policies-Disclosure.)

+ See chapter 19 for defined terms.

N/A

Additional disclosure for trusts

19.1	Number of units held by the management company or responsible entity or their related parties	N/A
19.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	N/A

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	Wesley Theatre, Wesley Conference Centre 220 Pitt Street, Sydney
Date	15 December 2000
Time	10.00 am
Approximate date the annual report will be available	24 November 2000

Compliance statement

1 This report has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law or other standards acceptable to ASX (see note 12).

Identify other standards used	None

2 This report, and the financial statements prepared under the Corporations Law (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

+ See chapter 19 for defined terms.

4 This report is based on financial statements to which one of the following applies.

(Tick one)

✓	The financial statements have been audited.		The financial statements have been subject to review.
	The financial statements are in the process of being audited or subject to review.		The financial statements have *not* yet been audited or reviewed.

5 Auditors' Independent Report - Refer to Attachment F

6 The entity has a formally constituted audit committee.

Sign here: .... Date: ....
(General Counsel and Secretary)

Print name: MICHAEL H. BOWAN

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current year's figures with those for the previous corresponding year. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Consolidated profit and loss account**

Item 1.1 The definition of "operating revenue" and an explanation of "sales revenue" (or its equivalent) and "other revenue" are set out in *AASB 1004: Disclosure of Operating Revenue*.

Item 1.4 "+operating profit (loss) before abnormal items and tax" is calculated before dealing with outside +equity interests and extraordinary items, but after deducting interest on borrowings, depreciation and amortisation.

Item 1.7 This item refers to the total tax attributable to the amount shown in item 1.6. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as operating expenses (eg, fringe benefits tax).

+ See chapter 19 for defined terms.

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts.

5. **Consolidated balance sheet**
Format The format of the consolidated balance sheet should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029 and AASB 1034.* Banking institutions, trusts and financial institutions identified in an ASIC Class Order dated 2 September 1997 may substitute a clear liquidity ranking for the Current/Non-Current classification.

   Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of paragraphs 9.1-9.4 of *AASB 1010: Accounting for the Revaluation of Non-Current Assets.* If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required. Trusts should also note paragraph 10 of *AASB 1029* and paragraph 11 of *AASB 1030.*

6. **Statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows.* Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026.* +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the consolidated financial statements. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated +operating profit (loss) and extraordinary items after tax by more than 5% compared to the previous corresponding year.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. However, an entity may report exact figures, if the $A'm headings are amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, if the $A'm headings are amended.

10. **Comparative figures** Comparative figures are the unadjusted figures from the previous corresponding year. However, if there is a lack of comparability, a note explaining the position should be attached.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or

+ See chapter 19 for defined terms.

contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Law must also be given to ASX. For example, a directors' report and statement, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one) must be complied with.

13. **Corporations Law accounts** As at 1/7/96, this report may be able to be used by an entity required to comply with the Corporations Law as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

+ See chapter 19 for defined terms.

ST.GEORGE BANK LIMITED ACN 055 513 070

ATTACHMENT FOR ASX APPENDIX 4B

FOR THE YEAR ENDED

30 SEPTEMBER 2000

Items 2.4 to 2.5

Abnormal items for the year ended 30 September 2000.

Refer Attachment A, page 2 to 3.

ST.GEORGE BANK LIMITED AND ITS CONTROL ENTITIES
FOR THE YEAR ENDED 30 SEPTEMBER 2000

Abnormal Items

	Twelve months to	
	Sept 2000 $m	Sept 1999 $m
Profit on sale of businesses (i)	85	-
Capital gains tax on sale of businesses	2	-
	83	-
Unrealised gain on revaluation of Advance Property Fund units (ii)	23	-
Capital gains tax on revaluation of Advance Property Fund units	8	-
	15	-
Goodwill write-off (iii)	(13)	(159)
Redesign restructure costs (iv)	(115)	-
Income tax benefit	(40)	-
	(75)	-
Write-off of investment in R&D syndicates (v)	(7)	-
Profit on sale of shares	-	16
Income tax expense	-	6
	-	10
Loss on revaluation of investment properties	-	(10)
Net abnormal gain/(loss) after tax	3	(159)
Summary		
Gross Abnormals	(27)	(153)
Tax expense/(benefit)		
Income tax	(40)	6
Capital gains tax	10	-
	(30)	6
Net abnormal gain/(loss) after tax	3	(159)

**ST.GEORGE BANK LIMITED AND ITS CONTROL ENTITIES
FOR THE YEAR ENDED 30 SEPTEMBER 2000**

Explanatory Notes to 2000 Abnormal Items

(i) During the year ended 30 September 2000, the Group disposed of its interest in ASSIRT Pty Limited and ASSIRT Software Pty Limited. This disposal included St.George's interest in Quicktrade. SEALCORP received 100,744,667 fully paid Bourse Data Limited (now WealthPoint Limited) convertible preference shares, valued at $1.20 per share, as consideration. The value of $1.20 per share is based upon a conservative assessment of current business plans and projected cash flows. Capital gains tax (CGT) of $2 million was applicable on the sale of Quicktrade, however, no CGT was applicable to the sale of the businesses to Bourse Data Limited as the transaction is a scrip for scrip transaction and there is no intention to dispose of the convertible preference shares.

(ii) As at 30 September 2000, Advance Property Fund (APF) was the subject of a takeover offer by Stockland Limited. St.George has entered into an agreement with Stockland to dispose of its interest in APF. Accordingly, it has reclassified the units as available for sale, transferred the units to trading securities and marked the investment to market, resulting in an unrealised gain of $23 million. Stockland is offering a combination of cash, Stockland stapled securities and options as consideration for the APF units. CGT applicable on the cash, options and the share component of the stapled securities offered as consideration crystallises on the date of sale, however, CGT on the unit component of the stapled securities is deferred as this is a scrip for scrip transaction. As a conservative measure, the Group has provided $8 million for the full CGT exposure in relation to the total profit as the Stockland units may be sold within the next year.

Subsequent to year end, the units were sold to Stockland which held 94.5% of all APF units as at the expiry of its offer on 30 October 2000. Stockland has indicated its intention to become the Responsible Entity of APF and to proceed to compulsory acquisition of the remaining units in APF. Consequently, Advance Asset Management Limited (AAM - a wholly owned subsidiary of the Bank) will lose APF's "management rights" (income flows payable to the Responsible Entity under its Constitution).

(iii) St.George has written off goodwill of $13 million relating to the 1997 acquisition of AAM (which formed part of the Advance Bank Group) to reflect the loss of future income on the disposal of its APF management rights.

(iv) As a result of the Best Bank project, the Group is committed to implementing a significant number of redesign initiatives over the next year. It is expected that this will result in significant ongoing benefits to the Group. The cost of the redesign project of $115 million ($75 million after income tax) includes severance payments, consulting fees, implementation costs and other associated costs. Only those costs that are incremental to the Group's normal operating costs and directly attributable to the Best Bank project have been included.

(v) St.George has resolved to terminate its investment in all of its R&D syndicates. Under an agreement with AusIndustry, St.George will not seek to claim any further tax deductions on deposit account interest expense from 15 September 2000. The total cost of these terminations is expected to be approximately $7 million.

ST.GEORGE BANK LIMITED ACN 055 513 070

ATTACHMENT FOR ASX APPENDIX 4B

FOR THE YEAR ENDED

30 SEPTEMBER 2000

Items 4.1 to 4.34

Consolidated Balance Sheet as at 30 September 2000, in order of liquidity as per explanatory notes, Item 5.

Refer Attachment B, page 2 of 2.

**ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES
FOR THE YEAR ENDED 30 SEPTEMBER 2000**

BALANCE SHEET

	Consolidated		
	30 Sept 2000 $M	30 Sept 1999 $M	31 Mar 2000 $M
ASSETS			
Cash and liquid assets	**499**	581	693
Due from other financial institutions	**148**	146	418
Trading securities	**3,930**	4,319	4,018
Investment securities	**1,219**	287	1,250
Loans and other receivables	**39,454**	36,232	37,450
Bank acceptances of customers	**607**	403	639
Shares in associates	**137**	4	4
Other investments	**109**	84	163
Property, plant and equipment	**564**	566	562
Goodwill	**1,485**	1,582	1,532
Other assets	**1,458**	813	1,061
TOTAL ASSETS	**49,610**	45,017	47,790
LIABILITIES			
Deposits and other borrowings	**35,047**	32,537	34,398
Due to other financial institutions	**1,038**	520	346
Bank acceptances	**607**	403	639
Provision for dividends	**153**	139	143
Income tax liability	**313**	314	274
Other provisions	**138**	73	74
Bonds and notes	**7,369**	5,894	6,903
Loan capital	**979**	853	900
Bills payable and other liabilities	**325**	629	521
TOTAL LIABILITIES	**45,969**	41,362	44,198
NET ASSETS	**3,641**	3,655	3,592
SHAREHOLDERS' EQUITY			
Share capital	**3,174**	3,249	3,172
Reserves	**53**	29	29
Retained profits	**77**	40	54
Shareholders' equity attributable to members of the Bank	**3,304**	3,318	3,255
Outside equity interests in controlled entities	**337**	337	337
TOTAL SHAREHOLDERS' EQUITY	**3,641**	3,655	3,592

ST.GEORGE BANK LIMITED ACN 055 513 070

ATTACHMENT FOR ASX APPENDIX 4B

FOR THE YEAR ENDED

30 SEPTEMBER 2000

Items 7.1 to 8.5

The Statement of Cash Flows for the year ended 30 September 2000 is shown at Attachment C, page 2 to 4.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES FOR THE YEAR ENDED 30 SEPTEMBER 2000

	NOTE	Consolidated Full Year 30 Sept 2000 $M	Consolidated Full Year 30 Sept 1999 $M
CASH FLOWS FROM OPERATING ACTIVITIES			
Interest received		3,192	2,822
Interest paid		(1,973)	(1,877)
Dividends received		1	3
Other income received		573	478
Operating expenses paid		(882)	(881)
Income taxes paid		(157)	(132)
GST collected		58	-
GST paid		(62)	-
Net (increase) / decrease in trading securities		549	(1,894)
Net cash (used in)/provided by operating activities	(a)	1,299	(1,481)
CASH FLOWS FROM INVESTING ACTIVITIES			
Acquisition of Scottish Pacific	(c)	(27)	-
Acquisition of KPMG Financial Services	(c)	-	(20)
Proceeds on disposal of controlled entities	(d)	-	-
Additional investment in controlled entities		-	-
Restructuring costs		(45)	(36)
Net decrease in balances due from other financial institutions		216	241
Net (payments)/proceeds from sale of investment securities		(944)	90
Repayment of regulatory deposit		-	399
Net increase in loans and other receivables		(3,450)	(442)
Payments for shares		(155)	-
Proceeds from sale of shares		2	-
Payments for other investments		(13)	(46)
Proceeds from sale of other investments		-	11
Proceeds from sale of other investments - abnormal		-	16
Payments of research and development costs		(6)	-
Payments for property, plant and equipment		(57)	(34)
Proceeds from sale of property, plant and equipment		10	17
Net increase in other assets		(76)	(141)
Net cash (used in)/provided by investing activities		(4,545)	55
CASH FLOWS FROM FINANCING ACTIVITIES			
Net increase in deposits		2,411	1,103
Proceeds from other borrowings		20,391	23,292
Repayment of other borrowings		(18,738)	(23,437)
Proceeds from loan capital		1,070	3,054
Repayment of loan capital		(1,097)	(3,163)
Net increase/(decrease) in other liabilities		(818)	271
Share buyback		(81)	-
Proceeds from issue of shares		7	-
Dividends paid		(303)	(306)
Net cash provided by financing activities		2,842	814
Net increase/(decrease) in cash and cash equivalent held		(404)	(612)
Cash and cash equivalents held at the beginning of the financial year		52	664
Cash and cash equivalents held at the end of the financial year	(b)	(352)	52

**ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES
FOR THE YEAR ENDED 30 SEPTEMBER 2000**

	Consolidated Full Year	
	30 Sept 2000 $M	30 Sept 1999 $M
Notes to Statements of Cash Flows		
(a) Reconciliation of operating profit after income tax to net cash provided by operating activities		
Operating profit after income tax	354	157
Depreciation	67	59
Amortisation		
- goodwill	101	107
- deferred expenditure	38	25
Dividend receivable	(4)	-
Profit on sale of property, plant and equipment	(1)	(7)
Loss on sale of property, plant and equipment	3	-
Increase in accrued expenses	97	44
Increase in provision for income tax	64	78
Increase in interest receivable	(2)	(11)
Increase in other income receivable	(31)	(16)
(Increase)/decrease in trading securities	549	(1,894)
Bad and doubtful debts expense	50	45
Increase in prepaid expenses	(10)	(5)
Increase/(decrease) in employee entitlements provisions	(3)	1
Decrease in Directors' retirement provisions	(1)	-
Increase/(decrease) in interest payable	53	(181)
Net profit on sale of investment securities	-	(1)
Net profit on sale of shares	(1)	(4)
Abnormal items	(3)	153
Profit on trading	(21)	(31)
Net cash (used in)/provided by operating activities	1,299	(1,481)
(b) Reconciliation of cash		
For the purpose of the Statements of Cash Flows, cash at the end of the financial year is reconciled to the following items in the Balance Sheets:		
Cash and liquid assets	499	581
Due from other financial institutions - at call	148	146
Due to other financial institutions - at call	(822)	(478)
Bills payable	(177)	(197)
Cash and cash equivalents at end of year	(352)	52

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES
FOR THE YEAR ENDED 30 SEPTEMBER 2000

	Consolidated Full Year 30 Sept 2000 $M	Consolidated Full Year 30 Sept 1999 $M
Notes to Statements of Cash Flows (conitnued)		
(c) Acquisition of controlled entities		
On 16 May 2000, St.George Bank Limited, acquired 100% of the ordinary issued capital of Scottish Pacific Business Finance Group for $42 million. The excess of fair value over the net assets of Scottish Pacific Business Finance Group at the date of acquisition was $32 million.		
Fair value of net tangible assets acquired:		
- Property, plant and equipment	2	-
- Loans and other receivables	209	-
- Other assets	-	1
- Cash	5	1
- Borrowings	(203)	-
- Other liabilities	(1)	(2)
- Provisions - other	(2)	-
	10	-
Goodwill on acquisition	32	-
Excess net market value over underlying net assets	-	21
Consideration	42	21
Less:		
- Cash acquired	5	1
- Deferred payment - non cash	10	-
Net outflow of cash on acquisition	27	20
(d) Disposal of entities		
On 30 September 2000, St.George disposed of its interest in ASSIRT Pty Limited and ASSIRT Software Pty Limited. This disposal included St.George's interest in Quicktrade. St.George received 100,744,667 fully paid Bourse Data Limited (now WealthPoint Limited) convertible preference shares valued at $1.20 per share as consideration. Details of the disposal are as follows:		
Consideration		
Non cash consideration	121	-
Incidental costs & cost accrued by the Group:		
- Cash	-	-
- Non cash	(4)	-
	117	-
Fair value of the net tangible assets disposed:		
Investment in subsidiaries (at cost)	10	-
Due to St.George Bank Group	(14)	-
Other assets	7	-
Other investments	8	-
Goodwill	21	-
Net assets disposed	32	-
Abnormal profit on sale	85	-
Net outflow of cash relating to acquisition	-	-

ST.GEORGE BANK LIMITED ACN 055 513 070

ATTACHMENT FOR ASX APPENDIX 4B

FOR THE YEAR ENDED

30 SEPTEMBER 2000

Reports for Industry and Geographical Segments

Segmental Report Provided, refer Attachment D, page 2 of 2.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES
SEGMENTAL REPORTING FOR THE YEAR ENDED 30 SEPTEMBER 2000

1. INDUSTRY SEGMENTS

2000	Banking and Finance $M	Insurance $M	Managed Funds $M	Consolidated $M
Operating revenue	3,548	39	159	3,746
Operating profit after income tax	280	16	58	354
Total assets	49,133	153	324	49,610
1999	Banking and Finance $M	Insurance $M	Managed Funds $M	Consolidated $M
Operating revenue	3,181	15	112	3,308
Operating profit after income tax	118	9	30	157
Total assets	44,796	80	141	45,017

2. GEOGRAPHICAL SEGMENTS

The consolidated entity operates predominantly in Australia.

ST.GEORGE BANK LIMITED ACN 055 513 070

ATTACHMENT FOR ASX APPENDIX 4B

FOR THE YEAR ENDED

30 SEPTEMBER 2000

Items 18.7 to 18.10

Detail of Option Plan as at 31 March 2000 is shown at Attachment E, page 2 to 3.

**ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES
EXECUTIVE OPTIONS AS AT 30 SEPTEMBER 2000**

Executive Option Plan

Executive officers and the Managing Director are eligible to participate in this plan. Exercise is conditional upon the Bank achieving a prescribed performance hurdle. Separate performance hurdles have been established in relation to the exercise of the Managing Director's options. The options do not grant rights to the option holders to participate in a share issue of any other body corporate. Non-executive directors are not eligible to participate in this plan.

				Movement for the year				
Grant Date of Option	Exercise Period (1)	Exercise Price (2)	Options Outstanding at 1 October 1999	Options Granted During the year	Number of Options Forfeited	Numbers of Options Exercised	Options Outstanding at 30 September 2000	Number of Senior Executives in Plan (3)
23-Feb-98	23-Feb-01 to 23-Feb-03	$8.58	3,160,000		250,000		2,910,000	22
23-Feb-98	14-Sep-99 to 13-Sep-00	$8.58	825,000			825,000	-	
23-Feb-98	24-Sep-99 to 23-Sep-00	$8.58	80,000			80,000	-	
23-Feb-98	03-Jul-00 to 03-Jul-01	$8.58	80,000				80,000	1
23-Feb-98	03-Aug-00 to 03-Aug-01	$8.58	180,000				180,000	2
23-Feb-98	09-Oct-00 to 09-Oct-01	$8.58	225,000		125,000		100,000	1
30-Nov-98	30-Mar-01 to 30-Nov-03	$10.30	75,000				75,000 }	
30-Nov-98	30-Mar-02 to 30-Nov-03	$10.30	75,000				75,000 }	1
30-Nov-98	30-Sep-02 to 30-Nov-03	$10.30	75,000				75,000 }	
30-Nov-98	30-Nov-01 to 30-Nov-03	$10.30	120,000				120,000	1
18-Dec-98	18-Nov-00 to 18-Dec-03	$9.41	500,000				500,000 }	
18-Dec-98	18-Nov-01 to 18-Dec-03	$9.41	500,000				500,000 }	1
18-Dec-98	18-Nov-02 to 18-Dec-03	$9.41	500,000				500,000 }	
22-Feb-99	22-Feb-02 to 22-Feb-04	$10.30	100,000		100,000		-	
2-Jun-99	08-Dec-01 to 02-Jun-04	$10.73	30,000				30,000 }	
2-Jun-99	08-Dec-02 to 02-Jun-04	$10.73	30,000				30,000 }	1
2-Jun-99	08-Jun-03 to 02-Jun-04	$10.73	30,000				30,000 }	
20-Jul-99	19-Jul-02 to 20-Jul-04	$10.95	200,000				200,000	1
9-Aug-99	09-Aug-02 to 09-Aug-04	$10.34		50,000			50,000	1
3-Nov-99	03-Nov-02 to 03-Nov-04	$10.34		45,000			45,000	1
20-Dec-99	20-Dec-02 to 20-Dec-04	$10.86		80,000			80,000	1
17-Mar-00	17-Mar-03 to 17-Mar-05	$11.39		30,000			30,000	1
	TOTAL		6,785,000	205,000	475,000	905,000	5,610,000	35

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES
EXECUTIVE OPTIONS AS AT 30 SEPTEMBER 2000

Executive Option Plan (continued)

(1) The options may be exercisable at an earlier date as prescribed by the Option Plan Rules.

(2) A premium is added to the exercise price of the options which represents the time value of money component of the value of the options (calculated as the difference between the actual dividend and bond yields for the year from the Grant Date of the options to the earliest exercise date). The exercise price represents the market value of the Bank's ordinary shares at the Grant Date of the options. This market value represents the weighted average trading price during the five trading days prior to the Grant Date, calculated in accordance with the Option Plan Rules.

(3) Participating executives, including the Managing Director are required to hold a minimum of 5,000 ordinary shares in the Bank in order to participate in the Option Plan.

ST.GEORGE BANK LIMITED ACN 055 513 070

ATTACHMENT FOR ASX APPENDIX 4B

FOR THE YEAR ENDED

30 SEPTEMBER 2000

Independent Audit Report - As per the Full Annual Report.

St.George Bank Limited
ACN 055 513 070

GROUP FINANCIAL RESULTS

AND

DIVIDEND ANNOUNCEMENT

for the year ended
30 September 2000

Released
8 November 2000

Contents	**Page Number**

RESULTS AT A GLANCE

Profit and Loss

- Operating profit before abnormal items after tax, goodwill, outside equity interests and preference share dividends rose 13% to $283 million (30 September 1999: $251 million)
- Non-interest income rose 16% to $552 million (30 September 1999: $475 million)
- Operating expenses rose 5% to $1,104 million (30 September 1999: $1,048 million)
- Basic earnings per ordinary share rose 9% to 84.3 cents (30 September 1999: 77.4 cents)
- Return on average ordinary equity rose to 13.86% (30 September 1999: 12.20%)

Balance Sheet

- Total assets rose 10% to $50 billion (30 September 1999: $45 billion)
- Total receivables rose 9% to $39.5 billion (30 September 1999: $36.2 billion).

Dividends

- Final dividend stood at 29 cents per ordinary share (30 September 1999: 26 cents). Total dividend stood at 55 cents per ordinary share (30 September 1999: 52 cents).

Other

- Funds under management rose 22% to $13.1 billion (30 September1999: $10.7 billion). This amount is inclusive of $950 million of assets in Advance Property Fund (APF), the management of which will transfer to Stockland subsequent to year end.
- Gross non-accrual loans, as a percentage of net receivables, fell to 0.10% from 0.16% as at 30 September 1999.

Strategic Overview

St.George is concentrating on providing its customers with superior service and financial solutions. By improving the customer's experience through an increasingly effective and empowered workforce, St.George will achieve its overall financial objective, to create shareholder value, measured in terms of improved Earnings per Share growth and Return on Equity.

Over the next several years the Bank's greatest opportunity is to improve performance in the areas of personal and business banking by boosting the level of cross sales to St.George's large and loyal customer base of 2.6 million individuals and companies, concentrated primarily in NSW and South Australia. The Bank will take advantage of this opportunity to increase earnings by adopting a Groupwide approach to sales and customer relationship management and through its Best Bank redesign efforts (outlined below). Independent reports show that St.George has not penetrated its customer base as much as other financial institutions, however, market research indicates that customers are more than willing to have the Bank meet an increased proportion of their financial needs.

At the same time, the Bank will concentrate on improving its efficiency and cost effectiveness as well as refining pricing structures and revenue collection. The benefits to be achieved through the current redesign should allow the Bank to grow earnings at a faster rate in the future.

St.George will also continue to develop a number of independent and complementary businesses that have synergies with the Bank's core business while providing higher earnings potential than traditional banking. One clear example is SEALCORP, a subsidiary of St.George whose earnings are growing at over 20% annually. Over time, it is expected that these businesses will become even more significant contributors to shareholder value.

St.George have identified and remain committed to five group-wide priorities that will enable the Bank to meet these objectives:

1. Infrastructure redesign

Over the last twelve months, management and staff at all levels have been working on the Best Bank redesign in conjunction with Aston Associates. The redesign was viewed as an opportunity to streamline the processes that evolved as a result of the integration of four organisations into one thereby creating genuine improvements for shareholders, customers and staff. The details of the redesign were announced in August 2000 and since then, St.George has begun the task of implementing the 1,000 ideas that were approved. The implementation will be completed by September 2001.

The redesign is expected to result in a $120 million contribution to pre-tax profit in the year ending September 2002, which translates to approximately 18 cents per share after tax.

2. Customer Focus

St.George views the high standard of service that it offers to its customers as a significant factor in differentiating itself from the other banks, giving St.George a sustainable competitive advantage. To promote and improve upon this core strength, St.George has used the Best Bank redesign to "make the customer the centre of everything we do". Hence, one of the main goals of the redesign initiative is to improve customers' satisfaction and the process changes that will be implemented have been formulated with this objective in mind.

Customer satisfaction surveys conducted by Roy Morgan Research (source: Roy Morgan Research July 1996-August 2000) show that St.George continues to maintain its position well ahead of the Big Four banks for customer satisfaction nationally.

Strategic Overview (continued)

3. Customer Solutions

St.George is implementing an array of measures to ensure the Bank continues to meet customers' changing needs. Initiatives that have been identified and which will be implemented as a result of the Best Bank redesign include changes to residential lending to allow sales staff to double the time they spend on customer relationships and sales; the introduction of on-line loan tracking which will allow staff to quickly and easily check on the progress of a loan application and the broadening of channel access so that customers are able to use a wider selection of channels to access the full range of products offered.

St.George is also introducing a tiered branch structure with:

- Expanded Financial Service Centres which will offer a broader range of banking, lending and investment products with specialist advice;
- Retail Banking Centres similar to current branches and offering traditional banking products; and
- Automated Banking Centres where customers will be able to transact electronically.

The tiered branch structure was developed based on customers' usage patterns and will enable customers to be better served in their preferred location while offering a more complete service in key locations.

4. Database Marketing

The Bank's Group Data Warehouse is being upgraded to ensure that customer information can be effectively mined and accessed to facilitate efficient and targeted sales campaigns for the Bank. Leads will be provided to direct mail and outbound telephone sales channels from Group Data Warehouse and customers' responses will be captured and used to assess the effectiveness of current and future marketing campaigns. A comprehensive model of customer profitability and preferences is being redeveloped for the post integration customer database.

5. Internet and eCommerce

St.George has long held a leadership role in Australian eCommerce, having been the first financial institution in the country to offer Internet Banking and it continues to lead in the introduction of improved technologies and functionality. The numbers of customers using the Internet for access to information and to complete transactions is growing at 105% and 127% per annum respectively, with over 175,000 customers registered by September 2000.

At the same time, St.George has been building partnerships with other Internet and eCommerce businesses with the goal of attracting new customers and sources of revenue to the Bank. The Bank continued to establish equity alliances directed at three different markets:
(1) automobile lending through Autobytel.com.au;
(2) financial services through WealthPoint (formerly Bourse Data); and
(3) Small to Medium Enterprises through Sausage's "Business in a Box" and the NSW Chamber of Commerce.
Other equity alliances, with companies such as Ctel, Marketboomer, Netxsurance and Shareanalysis are assisting in these efforts.

Partnerships and alliances represent a low risk way to participate in the opportunities that exist on the internet to sell additional financial services to a larger number of customers.

Key Results

- **Net Interest Income**

  - Net interest income rose 2.9% to $1,172 million from $1,139 million last year.
  - The interest margin earned by St.George increased in the six months to 30 September 2000 to 2.72% (six months to 31 March 2000: 2.67%).
  - Net interest income fell in the first six months of the year due to unfavourable market conditions, specifically the yield curve differential between the cash and 90 day rates which was caused by a combination of the uncertainties of Y2K and anticipation of interest rate increases by the RBA.

- **Diversification of Income Streams**

  - Non-interest income increased by 16.2 % to $552 million (1999: $475 million).
  - Managed funds increased by 22.4% to $13.1 billion from $10.7 billion at 30 September 1999 (inclusive of $950 million in Advance Property Fund).
  - Advance Asset Management, appointed trustee of a $200 million Barclays Global Investors Australia Ltd retail superannuation funds portfolio.

- **Cost Containment**

  - The expense to income ratio fell in the second half of the year to 56.6% (six months to 31 March 2000: 59.9%).
  - The Best Bank redesign outcomes were announced in August and the initiatives identified will be progressively implemented over the next year. The redesign is expected to result in $50 million of pre-tax cost savings and revenue generation in 2001 and $120 million in 2002 when the full year impact of all the initiatives is realised.

- **Shareholder Returns and Capital Management**

  - Share buy-back of $81 million completed in November 1999.
  - Return on average ordinary equity (before goodwill and abnormal items) increased to 13.86% from 12.20% last year.
  - Basic earnings per ordinary share (before goodwill and abnormal items) increased to 84.3 cents from 77.4 cents last year.
  - Final ordinary dividend increased to 29 cents from 26 cents in 1999.
  - Completion of a domestic securitisation transaction in March 2000 for $600 million.

- **Asset Growth**

  - Net loans and other receivables grew by 8.9% over the year to $39.5 billion.
  - Strong growth of 56.8% was achieved in home equity loans over the year.

- **GST Implementation**

  - Total implementation cost amounted to $18 million which is below the projected cost of $20-25 million.

Group Overview

The financial information provided in this Statement relates to the operations of St.George Bank Limited and its Controlled Entities for the year ended 30 September 2000. The results have been subject to an independent audit by the Group's external auditors, KPMG.

		Six months to		Twelve months to	
		Sept 2000	**March 2000**	**Sept 2000**	**Sept 1999**
TOTAL ASSETS (1)	$m	49,610	47,790	**49,610**	45,017
OPERATING PROFIT/(LOSS)					
- after income tax, OEI (2) and before abnormals	$m	182	169	**351**	316
- after income tax, abnormals and OEI	$m	185	169	**354**	157
- after income tax, CPS and DCS dividends and before abnormals and goodwill (3)	$m	198	186	**384**	358
- after income tax, goodwill, OEI, CPS and DCS dividends and before abnormals	$m	147	136	**283**	251
- after income tax, abnormals, goodwill, OEI, CPS and DCS dividends	$m	150	136	**286**	92
RETURN ON AVERAGE ASSETS (Annualised)					
- before abnormals and goodwill		0.96%	0.94%	**0.95%**	0.94%
- after abnormals, goodwill and OEI		0.76%	0.73%	**0.74%**	0.35%
RETURN ON AVERAGE ORDINARY EQUITY (Annualised)					
- before abnormals, goodwill and after CPS and DCS dividends		14.23%	13.49%	**13.86%**	12.20%
- after goodwill, OEI, CPS and DCS dividends and before abnormals		10.56%	9.86%	**10.21%**	8.55%
- after abnormals, goodwill, OEI, CPS and DCS dividends		10.78%	9.86%	**10.32%**	3.13%
DIVIDENDS (Fully Franked)					
- ordinary	Cents	29.0	26.0	**55.0**	52.0
EARNINGS PER ORDINARY SHARE (Annualised)					
- basic					
- before abnormals and goodwill	Cents	86.7	81.6	**84.3**	77.4
- after abnormals and goodwill	Cents	65.5	59.7	**62.8**	19.9
- diluted					
- before abnormals and goodwill	Cents	84.1	78.8	**81.8**	75.1
- after abnormals and goodwill	Cents	65.1	59.5	**62.5**	24.1
NET TANGIBLE ASSETS PER ORDINARY SHARE	$	2.90	2.69	**2.90**	2.68
CAPITAL ADEQUACY RATIO		11.5%	11.5%	**11.5%**	11.8%

(1) Total assets is net of securitised receivables of $2.8 billion at 30 September 2000 (30 September 1999: $3.2 billion).
(2) "OEI" refers to outside equity interests in controlled entities.
(3) "CPS" refers to converting preference shares and "DCS" refers to depositary capital securities.


Operating Profit after Tax, Outside Equity Interests and before Abnormals
$ million
400
350
300
250
200
150
100
50
0
SEP 96
SEP 97
SEP 98
SEP 99
SEP 00
First half
Second half

Review of Operations

St.George has announced a Group operating profit after income tax, outside equity interests and before abnormal items of $351 million for the year ended 30 September 2000 compared to $316 million last year, an increase of 11.1%. Profit after abnormals increased to $354 million compared to $157 million last year.

Operating profit before abnormal items and goodwill, after income tax, converting preference shares (CPS) and depositary capital securities (DCS) dividends amounted to $384 million (30 September 1999: $358 million), an increase of 7.3%. The result represents a return on average ordinary shareholders' equity of 13.86% (30 September 1999: 12.20%).

Operating profit after income tax, goodwill, outside equity interests, CPS and DCS dividends and before abnormal items amounted to $283 million (30 September 1999: $251 million), an increase of 12.8%. The result represents a return on average ordinary shareholders' equity of 10.21% (30 September 1999: 8.55%). The results for the year were impacted by a lower income tax expense with the effective tax rate reducing to 38.4% from 39.3% in the 30 September 1999 year (refer income tax on page 25 for further details).

Basic earnings per ordinary share before abnormal items and goodwill were 84.3 cents for the year compared to 77.4 cents last year, an increase of 8.9%. Basic earnings per ordinary share after abnormal items and goodwill were 62.8 cents compared to 19.9 cents last year.

The result was achieved in a highly competitive market for financial services where interest spreads declined in the first half of the year. The improved operating result is attributable to growth in loans and other receivables, managed funds and an improved interest margin in the second half of the year. Non-interest income as a percentage of total income increased to 32.0% from 29.4% last year.

The Board has declared a fully franked final dividend of 29 cents per ordinary share, payable on 15 December 2000. A fully franked base dividend at the rate of 67.5 cents per converting preference share totalling $16 million will be payable on 28 November 2000 ($11 million of this dividend has been provided for in these results).

Bad and doubtful debts expense of $50 million represents 0.10% of average assets.

The full year expense to income ratio was 58.2% (30 September 1999: 58.3%). Excluding Year 2000 compliance and GST implementation costs, the expense to income ratio was 56.7% (30 September 1999: 56.1%). The interest margin decreased to 2.70% from 2.77% last year.

Total assets increased by 10.2% to $49.6 billion over the year to 30 September 2000. This increase is primarily due to solid growth in loans and receivables. During the year, residential receivables increased to $28.0 billion, commercial receivables increased to $9.1 billion while the consumer loan portfolio increased to $2.1 billion. Retail funding increased by 2.9% over the year to $22.9 billion.

Capital Management

- **Securitisation**

In March 2000, the Bank securitised $600 million of housing loans through the Crusade Trust. The balance of securitised loans as at 30 September 2000 was $2,811 million.

- **Share Buy-Back**

On 19 November 1999, the Bank completed an on-market share buy-back. The Bank bought back 1.7% of its ordinary shares (8 million ordinary shares) for $81 million.

This buy-back was facilitated by the securitisations that were undertaken in the year ended 30 September 1999.

- **Further Capital Management Initiatives**

Following a detailed review of the group's capital structure, St.George intends to implement a number of capital management initiatives designed to enhance returns to shareholders.

In pursuing these initiatives St.George is seeking to:
- Optimise the level and mix of Tier 1 capital;
- Maintain at least current credit ratings; and,
- Reduce the effective cost of preference shares.

Prior to 31 March 2001, St.George intends to:
- Complete an off market buy back of $370 million in ordinary equity;
- Convert $360 million in converting preference shares to ordinary equity; and,
- Issue $300 million in new preference shares.

St.George is well advanced in the preparation for these initiatives and will make a further announcement regarding these initiatives in the near future.

New Acquisition and Investments

Acquisition of Scottish Pacific Business Finance Group (SPBF)

In May 2000, St.George Bank acquired SPBF, the leading provider of cashflow finance solutions to the small and medium sized enterprise market in Australia and New Zealand. The acquisition price was $42 million, of which $10 million will be paid on a deferred basis.

St.George has merged its existing cashflow finance business unit with SPBF, enabling the businesses to take full advantage of SPBF's leading market position and St.George's brand, funding and customer base.

Netxsurance Ltd

In July 2000, St.George acquired an 18% share in Netxsurance Ltd. Netxsurance is an unlisted, public company which has developed an insurance platform which offers real-time, comparative quoting and fulfilment of a broad range of insurance policies from leading insurance companies. Netxsurance has entered into an agreement with St.George for the provision of the Netxsurance insurance solution initially through the St.George website and, at a later stage, other distribution channels. Netxsurance will be a key component in St.George's core strategy to be a leading provider of insurance products.

New Acquisition and Investments (continued)

Stockford

In October 2000 St.George made a strategic decision to invest in Stockford Limited and acquired a 7% share in this accounting and financial services based company. Stockford is a newly formed organisation that is to be listed on the ASX in late November 2000. The group offers accounting, business consulting and financial planning services to small to medium sized enterprises and has annual turnover of $97 million and funds under advice of $1.5 billion. The alliance will enable SEALCORP and St.George products to be offered through Stockford's accounting and financial planning network, which is consistent with St.George's overall wealth management strategy of growing distribution alliances.

Developments in eCommerce and Internet

St.George's focus on the internet and related technology includes:

- leveraging off the latest technology such as internet protocols for internal efficiencies;
- continued development of internet banking and on-line stockbroking for the convenient access of customers;
- "new economy" propositions to access new customers and revenues.

The Bank has continued its strategy of forming strategic alliances as part of the planned enhancement of its presence and capabilities in the Internet and eCommerce market, to provide total business solutions to its customers. As the main focus is on productive business alliances rather than investment profits, recent market volatility in technology stocks is of limited concern.

The Best Bank redesign has led to a large number of technology based initiatives to be implemented over the next year that will streamline internal processes. St.George is installing an internet enabled residential and consumer lending application system that will dramatically speed up loan processing, thereby reducing staff costs and providing a better service to customers. The Bank is also utilising its existing relationship with MarketBoomer with the view to establishing a new e-procurement and vendor management system. This system will reduce the total number of vendors used by the Bank from 950 to 125, cutting the cost of the associated administration while better leveraging the Bank's total spend.

During the year, St.George entered into a joint venture with leading international eCommerce provider, Autobytel.com. The Bank has also formed a strategic alliance with WealthPoint and will offer a wide range of financial services products through a wealth management internet portal. Other major developments include the partnership with the New South Wales Chamber of Commerce in developing its interactive on-line business - www.thechamber.com.au, launched on 2 May 2000 and the investment in and strategic alliance with Netxsurance.

The above activities reflect the Bank's strategy of attaining revenue growth and diversification from new and specialised businesses which are complementary to the Bank's traditional activities. The strategy enables the Bank to reach new customers and to provide greater value to existing customers without the need to expand the branch network.

Goods and Services Tax (GST)

The Group's GST implementation program officially ended in August 2000 following the completion of the first Business Activity Statement. The cost of the program for the year ended 30 September 2000 was $17 million. The total program cost was $18 million.

The ongoing impact of the New Tax System (NTS) changes effective 1 July 2000, including the GST, represents a net additional cost to the Group. A significant amount of the Group's financial services are classified as input taxed, resulting in the Group not being entitled to an input tax credit in respect of GST paid on inputs acquired to provide these financial services. Where inputs that are eligible for the reduced input tax credit are being acquired, the Group is claiming an input tax credit of 75% of the GST paid.

Current estimates of the net additional cost continue to be in the range of $25 million to $30 million per annum. The Group's estimate of net additional cost is supported following extrapolation of the actual net additional cost amounts incurred in the three months to September 2000.

The Group has implemented certain rate and fee changes in order to recover some of the net additional cost of the NTS changes, and will continue to review strategies to further reduce this cost.

Abnormal Items

	Six months to Sept 2000 $m	Six months to March 2000 $m	Twelve months to Sept 2000 $m	Twelve months to Sept 1999 $m
Profit on sale of businesses (i)	85	-	**85**	-
Capital gains tax on sale of businesses	2	-	**2**	-
	83	-	**83**	-
Unrealised gain on revaluation of Advance Property Fund units (ii)	23	-	**23**	-
Capital gains tax on revaluation of Advance Property Fund units	8	-	**8**	-
	15	-	**15**	-
Goodwill write-off (iii)	(13)	-	**(13)**	(159)
Redesign restructure costs (iv)	(115)	-	**(115)**	-
Income tax benefit	(40)	-	**(40)**	-
	(75)	-	**(75)**	-
Write-off of investment in R&D syndicates (v)	(7)	-	**(7)**	-
Profit on sale of shares	-	-	**-**	16
Income tax expense	-	-	**-**	6
	-	-	**-**	10
Loss on revaluation of investment properties	-	-	**-**	(10)
Net abnormal gain/(loss) after tax	3	-	**3**	(159)
Summary				
Gross Abnormals	(27)	-	**(27)**	(153)
Tax expense/(benefit)				
Income tax	(40)	-	**(40)**	6
Capital gains tax	10	-	**10**	-
	(30)	-	**(30)**	6
Net abnormal gain/(loss) after tax	3	-	**3**	(159)

Abnormal Items (continued)

(i) During the year ended 30 September 2000, the Group disposed of its interest in ASSIRT Pty Limited and ASSIRT Software Pty Limited. This disposal included St.George's interest in Quicktrade. SEALCORP received 100,744,667 fully paid Bourse Data Limited (now WealthPoint Limited) convertible preference shares, valued at $1.20 per share, as consideration. The value of $1.20 per share is based upon a conservative assessment of current business plans and projected cash flows. Capital gains tax (CGT) of $2 million was applicable on the sale of Quicktrade, however, no CGT was applicable to the sale of the businesses to Bourse Data Limited as the transaction is a scrip for scrip transaction and there is no intention to dispose of the convertible preference shares.

(ii) As at 30 September 2000, Advance Property Fund (APF) was the subject of a takeover offer by Stockland Limited. St.George has entered into an agreement with Stockland to dispose of its interest in APF. Accordingly, it has reclassified the units as available for sale, transferred the units to trading securities and marked the investment to market, resulting in an unrealised gain of $23 million. Stockland is offering a combination of cash, Stockland stapled securities and options as consideration for the APF units. CGT applicable on the cash, options and the share component of the stapled securities offered as consideration crystallises on the date of sale, however, CGT on the unit component of the stapled securities is deferred as this is a scrip for scrip transaction. As a conservative measure, the Group has provided $8 million for the full CGT exposure in relation to the total profit as the Stockland units may be sold within the next year.

Subsequent to year end, the units were sold to Stockland which held 94.5% of all APF units as at the expiry of its offer on 30 October 2000. Stockland has indicated its intention to become the Responsible Entity of APF and to proceed to compulsory acquisition of the remaining units in APF. Consequently, Advance Asset Management Limited (AAM - a wholly owned subsidiary of the Bank) will lose APF's "management rights" (income flows payable to the Responsible Entity under its Constitution).

(iii) St.George has written off goodwill of $13 million relating to the 1997 acquisition of AAM (which formed part of the Advance Bank Group) to reflect the loss of future income on the disposal of its APF management rights.

(iv) As a result of the Best Bank project, the Group is committed to implementing a significant number of redesign initiatives over the next year. It is expected that this will result in significant ongoing benefits to the Group. The cost of the redesign project of $115 million ($75 million after income tax) includes severance payments, consulting fees, implementation costs and other associated costs. Only those costs that are incremental to the Group's normal operating costs and directly attributable to the Best Bank project have been included.

(v) St.George has resolved to terminate its investment in all of its R&D syndicates. Under an agreement with AusIndustry, St.George will not seek to claim any further tax deductions on deposit account interest expense from 15 September 2000. The total cost of these terminations is expected to be approximately $7 million.

Profit and Loss Statement

	Six months to		Twelve months to	
	Sept 2000 $m	March 2000 $m	Sept 2000 $m	Sept 1999 $m
Interest income	1,705	1,489	**3,194**	2,833
Interest expense	1,102	920	**2,022**	1,694
Net interest income	603	569	**1,172**	1,139
Other income	284	268	**552**	475
Bad and doubtful debts expense	30	20	**50**	45
Operating expenses [1] [2]	553	551	**1,104**	1,048
Operating profit before income tax and abnormal items	304	266	**570**	521
Income tax expense	122	97	**219**	205
Operating profit after income tax and before abnormal items	182	169	**351**	316
Abnormal gain/(loss)	(27)	-	**(27)**	(153)
Tax benefit/(expense) attributable to abnormal items	(30)	-	**(30)**	(6)
Operating profit after income tax and abnormal items	185	169	**354**	157
Outside equity interests	-	-	**-**	-
Operating profit after income tax, abnormal items and outside equity interests	185	169	**354**	157
CPS and DCS dividends	35	33	**68**	65
Profit to ordinary shareholders	150	136	**286**	92

(1) September 2000 year includes $17 million of GST implementation costs (September 1999: $1 million).
(2) September 2000 year includes $9 million of Year 2000 compliance costs (September 1999: $35 million).

Performance Ratios

	Six months to		Twelve months to	
	Sept 2000	March 2000	Sept 2000	Sept 1999
Return on average assets [1]				
- before abnormals and goodwill	0.96%	0.94%	**0.95%**	0.94%
- after abnormals, goodwill and OEI	0.76%	0.73%	**0.74%**	0.35%
Return on average risk weighted assets [1]				
- before abnormals and goodwill	1.72%	1.71%	**1.72%**	1.68%
- after abnormals, goodwill and OEI	1.37%	1.32%	**1.34%**	0.62%
Return on average ordinary equity				
- before abnormals, goodwill and after CPS and DCS dividends	14.23%	13.49%	**13.86%**	12.20%
- after goodwill, OEI, CPS and DCS dividends and before abnormals	10.56%	9.86%	**10.21%**	8.55%
- after abnormals, goodwill, OEI, CPS and DCS dividends	10.78%	9.86%	**10.32%**	3.13%
Expenses as % average assets - (excludes abnormals and goodwill)	2.06%	2.15%	**2.11%**	2.09%
Expense / income ratio				
- excludes abnormals and goodwill	56.6%	59.9%	**58.2%**	58.3%
- excludes abnormals, goodwill and Year 2000 compliance costs	56.6%	58.8%	**57.7%**	56.1%
- excludes abnormals, goodwill, Year 2000 compliance costs and GST	55.7%	57.7%	**56.7%**	56.1%
Interest margin	2.72%	2.67%	**2.70%**	2.77%

(1) Before CPS and DCS dividends

Underlying Profit

	Six months to		Twelve months to	
	Sept 2000 $m	March 2000 $m	Sept 2000 $m	Sept 1999 $m
Underlying Profit	393	354	**747**	709
Deduct:				
Income tax expense	122	97	**219**	205
Abnormal items (net of income tax)	(3)	-	**(3)**	159
Charge for bad and doubtful debts	30	20	**50**	45
Goodwill amortisation	51	50	**101**	107
Year 2000 compliance costs	-	9	**9**	35
GST implementation costs	8	9	**17**	1
Operating profit after income tax and abnormal items	185	169	**354**	157
Deduct: outside equity interests	-	-	**-**	-
Operating profit after income tax, outside equity interests and abnormal items	185	169	**354**	157
Underlying Profit as a percentage of average assets (annualised)	1.61%	1.52%	**1.57%**	1.57%

The underlying profit for the Group, which is defined as operating profit before income tax, abnormal items, bad and doubtful debts, goodwill amortisation, Year 2000 compliance costs and GST implementation costs increased 5.4% to $747 million compared to last year. Growth in net interest margin and other income in the second half lifted the Group's performance, and contributed to a sound result for the year.

The full year result was achieved despite the first half being impacted by higher short term bill rates due to market expectations of interest rate rises. Net interest income increased by 2.9% in the year to 30 September 2000 (30 September 1999: decrease of 1.6%) whilst strong growth in lending fees underpinned a 16.2% increase in other income to $552 million from $475 million in the previous year.


Underlying Profit
800
700
600
500
400
300
200
100
0
$ million
SEP 96
SEP 97
SEP 98
SEP 99
SEP 00
First Half
Second Half

Net Interest Income

Net interest income is derived from the Group's business activities of lending, investments, deposits and borrowings.

The net interest income of $1,172 million for the year ended 30 September 2000, increased by 2.9% over the previous year. This result was mainly attributable to a strong second half result, offsetting a first half performance which was negatively impacted by various factors such as higher holdings of liquid assets in response to Year 2000 uncertainties and mismatch between wholesale funding rates and cash rates resulting from market expectations of rate rises.

With increasing growth in home equity and commercial loans which have a larger interest spread, net interest income has performed well despite the first half impact.

Average interest earning assets over the year to 30 September 2000, increased by 5.7% to $43.5 billion. Average return on these assets was 7.35%, compared with 6.89% last year. Average non-interest earning assets rose by 6.2% to $4,191 million over the year.

Average interest bearing liabilities increased by 6.5% to $42.4 billion over the year with an average cost of funds of 4.77%, up from 4.25% last year. Average non-interest bearing liabilities increased by 12.5% to $1,642 million over the year while average shareholders' equity decreased to $3,607 million, reflecting the ordinary share buy-back.

The interest margin for the year to 30 September 2000 was 2.70% decreasing from 2.77% last year. The interest spread decreased to 2.58% from 2.64% last year. The interest margin was adversely impacted when the domestic short-term yield curve steepened during the first half of the financial year as expectations of further interest rate increases prevailed. The Bank's liquidity around December 1999 was also higher than usual to cover any larger than normal cash withdrawals by customers in response to the Year 2000 change. This larger holding compounded the adverse impact on the interest margin.


Net Interest Income
1,200
1,000
800
600
400
200
0
$ million
SEP 96
SEP 97
SEP 98
SEP 99
SEP 00
First half
Second half

Average Balance Sheet for the year ended 30 September 2000

	Average Balance $m	Interest $m	Average Rate
INTEREST EARNING ASSETS :			
Cash and liquid assets	199	5	2.51%
Due from other financial institutions	153	5	3.27%
Regulatory deposits	-	-	0.00%
Investment / trading securities	5,077	321	6.32%
Loans and other receivables	38,022	2,863	7.53%
Total interest earning assets	43,451	3,194	7.35%
NON-INTEREST EARNING ASSETS :			
Bills receivable	222		
Property, plant and equipment	563		
Other assets	3,583		
Provision for doubtful debts	(177)		
Total non-interest earning assets	4,191		
TOTAL ASSETS	47,642		
INTEREST BEARING LIABILITIES :			
Retail funding	22,418	865	3.86%
Other deposits	9,377	550	5.87%
Due to other financial institutions	350	7	2.00%
Short term borrowings - Domestic	2,627	150	5.71%
- Offshore	2,746	158	5.75%
Long term borrowings - Offshore	4,875	292	5.99%
Total interest bearing liabilities	42,393	2,022	4.77%
NON-INTEREST BEARING LIABILITIES :			
Bills payable	196		
Other non-interest bearing liabilities	1,446		
Total non-interest bearing liabilities	1,642		
TOTAL LIABILITIES	44,035		
SHAREHOLDERS' EQUITY (1)	3,607		
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	47,642		
Interest Spread (2)			2.58%
Interest Margin (3)			2.70%

(1) Weighted average number of ordinary shares outstanding for the year were 455.7 million.
(2) Interest spread represents the difference between the average interest rate earned on assets and the average interest rate paid on funds.
(3) Interest margin represents net interest income as a percentage of average interest earning assets.

Average Balance Sheet for the year ended 30 September 1999

INTEREST EARNING ASSETS :	Average Balance $m	Interest $m	Average Rate
Cash and liquid assets	172	4	2.33%
Due from other financial institutions	163	5	3.07%
Regulatory deposits	303	-	0.00%
Investment / trading securities	3,666	198	5.40%
Loans and other receivables	36,809	2,626	7.13%
Total interest earning assets	41,113	2,833	6.89%
NON-INTEREST EARNING ASSETS :			
Bills receivable	202		
Property, plant and equipment	565		
Other assets	3,386		
Provision for doubtful debts	(206)		
Total non-interest earning assets	3,947		
TOTAL ASSETS	45,060		
INTEREST BEARING LIABILITIES :			
Retail funding	22,161	782	3.53%
Other deposits	8,328	436	5.24%
Due to other financial institutions	299	5	1.67%
Short term borrowings - Domestic	2,279	115	5.05%
- Offshore	1,432	76	5.31%
Long term borrowings - Offshore	5,326	280	5.26%
Total interest bearing liabilities	39,825	1,694	4.25%
NON-INTEREST BEARING LIABILITIES :			
Bills payable	158		
Other non-interest bearing liabilities	1,301		
Total non-interest bearing liabilities	1,459		
TOTAL LIABILITIES	41,284		
SHAREHOLDERS' EQUITY (1)	3,776		
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	45,060		
Interest Spread (2)			2.64%
Interest Margin (3)			2.77%

(1) Weighted average number of ordinary shares outstanding for the year were 461.8 million.
(2) Interest spread represents the difference between the average interest rate earned on assets and the average interest rate paid on funds.
(3) Interest margin represents net interest income as a percentage of average interest earning assets.

Average Balance Sheet for the year ended 30 September 1998

	Average Balance $m	Interest $m	Average Rate
INTEREST EARNING ASSETS :			
Cash and liquid assets	178	4	2.25%
Due from other financial institutions	609	18	2.96%
Regulatory deposits	423	-	0.00%
Investment / trading securities	3,148	193	6.13%
Loans and other receivables	36,493	2,764	7.57%
Total interest earning assets	40,851	2,979	7.29%
NON-INTEREST EARNING ASSETS :			
Bills receivable	300		
Property, plant and equipment	616		
Other assets	3,483		
Provision for doubtful debts	(219)		
Total non-interest earning assets	4,180		
TOTAL ASSETS	45,031		
INTEREST BEARING LIABILITIES :			
Retail funding	21,969	886	4.03%
Other deposits	8,711	457	5.25%
Due to other financial institutions	433	12	2.77%
Short term borrowings - Domestic	1,839	86	4.68%
- Offshore	1,126	64	5.68%
Long term borrowings - Offshore	5,507	316	5.74%
Total interest bearing liabilities	39,585	1,821	4.60%
NON-INTEREST BEARING LIABILITIES :			
Bills payable	366		
Other non-interest bearing liabilities	1,406		
Total non-interest bearing liabilities	1,772		
TOTAL LIABILITIES	41,357		
SHAREHOLDERS' EQUITY (1)	3,674		
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	45,031		
Interest Spread (2)			2.69%
Interest Margin (3)			2.84%

(1) Weighted average number of ordinary shares outstanding for the year were 455.4 million.
(2) Interest spread represents the difference between the average interest rate earned on assets and the average interest rate paid on funds.
(3) Interest margin represents net interest income as a percentage of average interest earning assets.

Volume and Rate Analysis

The table below allocates changes in interest income and interest expense between changes in volume and rate for the years ended 30 September 2000 and 30 September 1999. Volume and rate variances have been calculated on the movement in average balances and the change in the interest rates on average interest earning assets and average interest bearing liabilities.

	September 2000 over September 1999			September 1999 over September 1998		
	----------Change Due to----------			--------------Change Due to----------		
	Volume $ m	Rate $ m	Total $ m	Volume $ m	Rate $ m	Total $ m
INTEREST EARNING ASSETS :						
Cash and liquid assets	1	-	1	-	-	-
Due from other financial institutions	-	-	-	(14)	1	(13)
Investment / trading securities	89	34	123	28	(23)	5
Loans and other receivables	91	146	237	23	(161)	(138)
CHANGE IN INTEREST INCOME	181	180	361	37	(183)	(146)
INTEREST BEARING LIABILITIES :						
Retail funding	10	73	83	6	(110)	(104)
Other deposits	62	52	114	(20)	(1)	(21)
Due to other financial institutions	1	1	2	(2)	(5)	(7)
Short term borrowings						
- Domestic	20	15	35	22	7	29
- Offshore	76	6	82	16	(4)	12
Long term borrowings						
- Offshore	(27)	39	12	(10)	(26)	(36)
CHANGE IN INTEREST EXPENSE	142	186	328	12	(139)	(127)
CHANGE IN NET INTEREST INCOME	39	(6)	33	25	(44)	(19)


Interest Margin
3.70%
3.50%
3.30%
3.10%
2.90%
2.70%
2.50%
SEP 96
SEP 97
SEP 98
SEP 99
SEP 00

Other Income

	Six months to		Twelve months to	
	Sept 2000 $m	**March 2000 $m**	**Sept 2000 $m**	**Sept 1999 $m**
Financial markets income (1)	8	13	**21**	31
Product fees and commissions				
- Lending	38	41	**79**	74
- Deposit accounts and other	121	104	**225**	188
Securitisation service fees	19	21	**40**	21
Managed funds fees	76	64	**140**	103
Structured investments	2	2	**4**	7
Dividend income	1	1	**2**	3
Net profit on disposal of land and buildings	-	1	**1**	6
Profit on sale of shares	-	1	**1**	4
Rental income	9	7	**16**	16
Other	10	13	**23**	22
TOTAL OTHER INCOME	284	268	**552**	475
As a % of average assets (annualised)	1.16%	1.15%	**1.16%**	1.05%
As a % of total income	32.0%	32.0%	**32.0%**	29.4%

(1) In addition, net interest income of $42 million (30 September 1999: $12 million) was earned on the financial markets trading portfolio in the normal course of business. Financial markets total income amounted to $63 million (30 September 1999: $44 million).

This category of income comprises fees from lending activities, managed funds, product fees, service fees and commissions, dividend income, profit on sale of treasury securities, foreign exchange earnings, trading securities income and income from other sources such as rental income.

Financial markets non interest income primarily represents gains and losses made on foreign exchange and derivative transactions, realised gains and losses on disposal of investment and trading securities and unrealised market value adjustments on trading securities.

Other income amounted to $552 million, an increase of 16.2% over last year. As a percentage of average assets, it has increased to 1.16% from 1.05% last year. The increase is primarily due to product fees on deposit accounts and fees from managed funds, reflecting the growth across these products.

Diversification of income streams continues to improve with the percentage of other income to total income increasing to 32.0% from 29.4% last year.

Managed Funds

The growth in fee income from managed funds to $140 million from $103 million in the previous year is attributable to the solid growth in managed funds. SEALCORP contributed $104 million to managed funds fee income for the year compared to $71 million last year.

Managed funds have grown by 22% to $13.1 billion from $10.7 billion at 30 September 1999. The ongoing shift by investors away from bank deposits to managed fund products provides strong growth opportunities for these products.


Managed Funds
$ Billion
14
12
10
8
6
4
2
0
SEP 96
SEP 97
SEP 98
SEP 99
SEP 00
SEALCORP
Other funds under management
APF

Advance Asset Management will lose the management rights to the $950 million of APF funds during the 2001 financial year as Stockland has taken control of the fund subsequent to year end.

Operating Expenses

	Six months to Sept 2000 $m	Six months to March 2000 $m	Twelve months to Sept 2000 $m	Twelve months to Sept 1999 $m
Staff expenses				
Salaries	200	195	**395**	361
Contractors' fees	13	11	**24**	20
Superannuation	15	15	**30**	27
Payroll tax	13	13	**26**	26
Fringe benefits tax	2	5	**7**	12
Other	18	18	**36**	35
Total Staff expenses	261	257	**518**	481
Computer and equipment costs				
Depreciation	17	19	**36**	34
Amortisation - Deferred expenditure	21	17	**38**	25
Year 2000 compliance costs (1)	-	9	**9**	35
Rental on operating leases	10	9	**19**	8
Other	30	27	**57**	53
Total Computer and equipment costs	78	81	**159**	155
Occupancy costs				
Depreciation	15	15	**30**	25
Rental on operating leases	24	22	**46**	41
Other	17	18	**35**	36
Total Occupancy costs	56	55	**111**	102
Other administration expenses				
GST implementation costs (1)	8	9	**17**	1
Other	99	99	**198**	202
	107	108	**215**	203
Total operating expenses (before goodwill)	502	501	**1,003**	941
Goodwill	51	50	**101**	107
TOTAL OPERATING EXPENSES	553	551	**1,104**	1,048
As a % of average assets (excl goodwill) (annualised)	2.06%	2.15%	**2.11%**	2.09%
Expense to income ratio (excl goodwill)	56.6%	59.9%	**58.2%**	58.3%

(1) Includes all external consulting and other external costs. Incremental internal costs and those relating to resources diverted to these projects are also included.


Operating Expense / Income Ratio
60%
58%
56%
54%
52%
50%
SEP 96
SEP 97
SEP 98
SEP 99
SEP 00

Operating Expenses (continued)

Total operating expenses (before goodwill amortisation) were $1,003 million, an increase of 6.6% over last year.

Staff Expenses
Staff expenses increased to $518 million an increase of 7.7% over the year. Movements in salary expenses were mainly attributable to the enactment of enterprise agreements during the year and increases in remuneration in line with the Group's performance initiatives. Salary and contractors' fees were also impacted by lower levels of capitalisation due to completion of the Bank's integration of its core computer systems in May 1999.

Computer Expenses and Equipment Costs
Computer and equipment costs were $159 million, an increase of 2.6% over the previous corresponding year. Reductions over the previous year in Y2K compliance costs of $26 million following the completion of this project have been offset by increases in deferred expenditure amortisation of $13 million, computer lease expenses of $11 million and other computer expenses of $4 million. The increase in deferred expenditure amortisation relates to the consolidation of the Bank's core computer systems. Increases in lease costs relates to additional processing capacity required to operate the Bank's core system for deposits and customer information. Increases in other computer expenses relate to line costs and software maintenance costs.

Occupancy Costs
Occupancy costs increased to $111 million or by 8.8% over the previous corresponding year. This increase relates to the sale and lease back of a number of properties during the year.


Other Income & Operating Expenses
as a % of Average Assets
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
SEP 96
SEP 97
SEP 98
SEP 99
SEP 00
Other Income
Operating Expenses

Bad and Doubtful Debts Expense

During the year, St.George charged $50 million to the profit and loss in respect of bad and doubtful debts, an increase of $5 million over last year.

At 30 September 2000, the Bank's general provision for doubtful debts, when combined with the tax effected balance of the Group's "Unearned Income - Mortgage Insurance Premiums" represents 0.52% of the risk weighted assets. This exceeded the Australian Prudential Regulation Authority's (APRA) benchmark of 0.50% of risk weighted assets. The tax effected balance of "Unearned Income - Mortgage Insurance Premiums" at 30 September 2000 is $15 million (30 September 1999: $10 million).

As the Group does not tax effect its general provision, it is not appropriate to directly compare St.George's percentage of general provision to risk weighted assets of 0.52% to other banks that may tax effect their general provision.

A statistically based assessment of the Bank's provision requirements for credit risk continues to be undertaken and may be adopted for financial reporting in the future. The Bank takes comfort from extensive actuarial analysis of the housing loan portfolio which indicates that the overall level of general provision is more than adequate.

	Six months to		Twelve months to	
	Sept 2000 $m	March 2000 $m	Sept 2000 $m	Sept 1999 $m
Specific provisions & write offs				
Residential loans	2	2	**4**	2
Commercial loans	10	4	**14**	21
Consumer loans	13	6	**19**	18
Other	-	4	**4**	7
Total	25	16	**41**	48
General Provision (1)	5	4	**9**	(3)
Total	30	20	**50**	45
As a percentage of average risk weighted assets (annualised)	0.22%	0.16%	**0.19%**	0.18%
As a percentage of average assets (annualised)	0.12%	0.09%	**0.10%**	0.10%

(1) The general provision for doubtful debts is not tax effected.
Refer page 32 for the balance of specific and general provisions for doubtful debts.

Income Tax

	Six months to		Twelve months to	
	Sept 2000 $m	March 2000 $m	Sept 2000 $m	Sept 1999 $m
Income tax expense shown in the results differs from prima facie income tax payable on pre-tax operating profit for the following reasons:				
Operating profit before income tax and abnormal items	304	266	**570**	521
Prima facie income tax payable calculated at 36% of operating profit	109	96	**205**	188
Add: tax effect of permanent differences which increase tax payable				
* Amortisation of goodwill	18	18	**36**	39
* Depreciation on buildings	1	1	**2**	2
* General provision for doubtful debts	2	1	**3**	(1)
Less: tax effect of permanent differences which reduce tax payable				
* Deduction allowable on depositary capital securities	7	6	**13**	12
* Restatement of net deferred tax balances (1)	-	4	**4**	-
* Deduction allowable on shares issued to employees	-	2	**2**	-
* Deduction allowable on buildings	1	1	**2**	2
* Other items	-	6	**6**	9
Income tax expense attributable to operating profit before abnormal items	122	97	**219**	205
Effective tax rate %	40.3	36.5	**38.4**	39.3

(1) Future income tax benefit and provision for deferred income tax balances at 30 September 2000 were restated in accordance with changes announced to corporate income tax rates. For the years ended 30 September 2001 and from 30 September 2002 onwards, the appliable corporate income tax rates will be 34% and 30% respectively.

The effective tax rate decreased to 38.4% during the year. The lower effective tax rate in the 30 September 2000 year is primarily attributable to the restatement of net deferred tax balances and the income tax benefit on ordinary shares issued under the Employee Reward Share Plan._

Dividends

Ordinary Shares

A final dividend of 29 cents per ordinary share has been declared by the Board. This represents a net dividend payout ratio of 86.7% after goodwill amortisation (before goodwill amortisation 64.1%).

The dividend, which will be fully franked at 34%, will be paid on 15 December 2000. Ordinary shares will trade ex-dividend on 27 November 2000. Registrable transfers received by St.George at its share registry (Computershare Registry Services Pty Ltd, Level 3, 60 Carrington Street, Sydney) by 5.00 pm (Sydney time) on 1 December 2000 if paper based, or by the end of day on that date if transmitted electronically via CHESS, will be registered before entitlements to the dividend are determined.

The Dividend Reinvestment Plan will not operate for the 2000 final ordinary dividend.

Converting Preference Shares

The CPS half-yearly base dividend for the period 29 May 2000 to 28 November 2000 is payable on 28 November 2000 at the rate of 67.5 cents per converting preference share and will be franked at 34%. Registrable transfers received by St.George at its share registry by 5.00 pm (Sydney time) on 14 November 2000 if paper based, or by the end of day on that date if transmitted electronically via CHESS, will be registered before entitlements to the dividend are determined.

Depositary Capital Securities

The DCS dividend of US$11 million for the period 1 July 2000 to 31 December 2000 is payable on 31 December 2000. This dividend will not be franked.


Ordinary Dividends & Earnings
Per Ordinary Share(1)
100
80
60
40
20
0
Cents
SEP 96
SEP 97
SEP 98
SEP 99
SEP 00
(1) Before goodwill and abnormals
First half
Second Half
Basic Earnings per ordinary share

Balance Sheet

As at	**Sept 2000 $m**	March 2000 $m	Sept 1999 $m
Assets			
Cash and liquid assets	**499**	693	581
Due from other financial institutions	**148**	418	146
Trading securities	**3,930**	4,018	4,319
Investment securities	**1,219**	1,250	287
Loans and other receivables *(see page 29)*	**39,454**	37,450	36,232
Bill acceptances	**607**	639	403
Property, plant and equipment	**564**	562	566
Goodwill	**1,485**	1,532	1,582
Other assets	**1,704**	1,228	901
Total Assets	**49,610**	47,790	45,017
Liabilities			
Retail funding and other borrowings *(see page 33)*	**43,395**	42,201	39,284
Due to other financial institutions	**1,038**	346	520
Acceptances	**607**	639	403
Bills payable	**177**	148	197
Other liabilities	**752**	864	958
Total Liabilities	**45,969**	44,198	41,362
Net Assets	**3,641**	3,592	3,655
Shareholders' Equity			
Share capital	**3,174**	3,172	3,249
Reserves	**53**	29	29
Retained profits	**77**	54	40
Outside equity interests	**337**	337	337
Shareholders' Equity	**3,641**	3,592	3,655

As at	**Sept 2000**	March 2000	Sept 1999
Shareholders' equity as a percentage of total assets	**7.34%**	7.52%	8.12%
Net tangible assets per issued ordinary share ($)	**2.90**	2.69	2.68
Number of issued Ordinary shares ('000)	**455,439**	454,988	461,849

Total Assets

Total assets increased by 10.2% to $49.6 billion over the year to 30 September 2000.


Total Assets
$ billion
60
50
40
30
20
10
0
SEP 96
SEP 97
SEP 98
SEP 99
SEP 00

Assets by Banking Divisions

The Group's operations are divided across corporate lines into four main divisions: Personal Banking, Investment Services, Institutional and Business Banking and BankSA. There are three major corporate support divisions: Finance and Risk Management, Information Technology and Group Services.


BankSA Division 11% (1)
Corporate Support 5% (4)
Institutional and Business Banking 32% (2)
Personal Banking 51%
Investment Services 1% (3)

(1) BankSA includes all loans in South Australia (except motor dealer finance loans).
(2) Institutional and Business Banking Division excludes all South Australian business and commercial banking loans.
(3) Investment Services Division comprises Advance Asset Management, SEALCORP, KPMG FS and Private Banking. Managed funds not recognised in Group assets were $13.1 billion at 30 September 2000.
(4) The main assets in Corporate Support are goodwill and property, plant and equipment.
(5) A new business unit is to be set up during the financial year to September 2001 that will deliver a small business package of products and services that integrates personal and business financial needs.

Receivables

Net receivables increased 8.9% over the year to $39.5 billion. Residential receivables increased by 7.7% during the year to $28.0 billion. Home equity loans grew strongly increasing by 56.8% over the year to $7.1 billion. Residential loans represent 70.7% of total receivables. Commercial lending increased by 13.6% to $9.1 billion over the year. Consumer lending increased by 15.0% to $2.1 billion over the year. During the year ended 30 September 2000, new lending approvals for all products totalled $17 billion, up from $15 billion in the previous year. Residential loan approvals increased to $12 billion from $11 billion last year.

As at	Sept 2000 $m	March 2000 $m	Sept 1999 $m
RESIDENTIAL			
Housing [1]	**20,845**	20,831	21,416
Home equity loans	**7,126**	5,934	4,546
TOTAL RESIDENTIAL	**27,971**	26,765	25,962
CONSUMER			
Personal loans [2]	**1,311**	1,191	1,071
Line of credit	**384**	341	331
Margin lending	**384**	386	406
TOTAL CONSUMER	**2,079**	1,918	1,808
COMMERCIAL			
Commercial loans	**7,421**	6,825	6,549
Hire purchase [3]	**1,134**	942	774
Leasing	**499**	603	644
TOTAL COMMERCIAL	**9,054**	8,370	7,967
FOREIGN EXCHANGE CASH ADVANCES	**37**	63	157
STRUCTURED INVESTMENTS	**445**	461	461
GROSS RECEIVABLES	**39,586**	37,577	36,355
GENERAL PROVISION	**132**	127	123
NET RECEIVABLES	**39,454**	37,450	36,232
SECURITISED LOANS (balance not included above)	**2,811**	3,265	3,193

(1) September 2000 - net of $2,501 million of securitised loans (March 2000 - $2,851 million, September 1999 - $2,662 million).
(2) September 2000 - net of $170 million of securitised loans (March 2000 - $237 million, September 1999 - $315 million).
(3) September 2000 - net of $140 million of securitised loans (March 2000 - $177 million, September 1999 - $216 million)

Impaired Assets

Total Impaired Assets (net of specific provisions) at 30 September 2000 were $32 million, down from $42 million at 30 September 1999.

Net non-accrual loans represent 0.07% of net receivables, compared to 0.10% at 30 September 1999.

Specific provision coverage for non-accrual loans is 33.3% compared to 36.2% at 30 September 1999.


Non - Accrual Loans (1)
80
60
40
20
0
$ million
SEP 96
SEP 97
SEP 98
SEP 99
SEP 00
(1) Net of specific provisions

The dissection of the Group's Impaired Assets is presented in the table on page 31. The balances contained in the first three sections of the table primarily consist of commercial loans. Unsecured lines of credit, consumer loans, credit cards and other loans with balances less than $100,000 are treated on a portfolio basis.

Past due loans include all of the Group's lending portfolio, but do not include those loans already classified as impaired.

Past due loans were $150 million compared to $144 million at 30 September 1999.

As at	**Sept 2000**	March 2000	Sept 1999
Specific provision coverage for non-accruals	**33.33%**	39.47%	36.21%
Gross non-accruals / Net receivables	**0.10%**	0.10%	0.16%
Net non-accruals / Net receivables	**0.07%**	0.06%	0.10%

Impaired Assets (continued)

As at	Sept 2000 $m	March 2000 $m	Sept 1999 $m
Section 1 - Non-Accrual Loans			
With provisions:			
Gross Loan Balances	**29**	31	50
Specific Provisions	**13**	15	21
Net Loan Balances	**16**	16	29
Without provisions:			
Gross Loan Balances	**10**	7	8
Total Non-accrual Loans:			
Gross Loan Balances	**39**	38	58
Specific Provisions	**13**	15	21
Net Loan Balances	**26**	23	37
Section 2 - Restructured Loans			
Loans where the original contractual terms have been amended to provide concessions of interest or principal as a result of customers' financial or other difficulties in complying with the original facility terms.			
With provisions:			
Gross Loan Balances	**-**	2	1
Specific Provisions	**-**	1	1
Net Loan Balances	**-**	1	-
Without provisions:			
Gross Loan Balances	**-**	-	-
Total Restructured Loans:			
Gross Loan Balances	**-**	2	1
Specific Provisions	**-**	1	1
Net Loan Balances	**-**	1	-
Section 3 - Assets acquired through security enforcement			
Other Real Estate Owned	**6**	5	5
TOTAL IMPAIRED ASSETS	**32**	29	42
Section 4 - Past Due Loans (1)			
Residential loans	**76**	90	71
Other (2)	**74**	71	73
Total	**150**	161	144

(1) Includes loans less than $100,000 or fully secured loans. The loans are not classified as impaired assets and are past due for 90 days or more.
(2) Refinements in the process of measuring arrears of other past due loans have resulted in a restatement of the 30 September 1999 comparative.

Provisioning

	Sept 2000 $m	Sept 1999 $m
GENERAL PROVISION		
Balance at the beginning of the year	**123**	126
Charge against Profit and Loss	**9**	(3)
Balance at the end of the year	**132**	123
SPECIFIC PROVISION		
Balance at the beginning of the year	**54**	89
Charge against Profit and Loss	**41**	48
Bad debt write offs	**(59)**	(92)
Bad debt recoveries	**9**	9
Balance at the end of the year	**45**	54

The Bank's general provision for doubtful debts when combined with the tax effected balance of "Unearned Income - Mortgage Insurance Premiums" of $15 million represents 0.52% of risk weighted assets. The general provision for doubtful debts is not tax effected as it is not determined by reference to statistical techniques.

Treasury Securities

Treasury securities totalled $5,149 million at 30 September 2000 of which $3,930 million represents trading securities valued on a mark to market basis with unrealised gains and losses recorded in the profit and loss.

It also includes investment securities with a book value of $1,219 million. The market value of these investment securities was $1,225 million at 30 September 2000.


Treasury Securities
$ billion
6.0
5.0
4.0
3.0
2.0
1.0
0.0
SEP 96
SEP 97
SEP 98
SEP 99
SEP 00

Retail Funding and Other Borrowings

As at	**Sept 2000 $m**	March 2000 $m	Sept 1999 $m
Retail funding	**22,903**	22,425	22,263
Other deposits	**9,438**	9,395	7,796
Offshore borrowings	**7,369**	6,903	5,894
Domestic borrowings	**2,706**	2,578	2,478
Subordinated loans	**979**	900	853
Total	**43,395**	42,201	39,284

Retail funding increased by 2.9% to $22.9 billion from $22.3 billion at 30 September 1999, despite continued growth in funds management alternatives. In St.George's primary markets of South Australia and New South Wales, the Bank has maintained is market position in relation to deposits.

In February 2000, St.George issued $300 million fixed rate transferable deposits in the domestic bond market.


Funding
25
20
15
10
5
0
$ billion
SEP 96
SEP 97
SEP 98
SEP 99
SEP 00
Retail Funding
All Other Borrowing

Shareholders' Equity


Shareholders' Equity
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
$ million
9.0%
8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
Percentage
SEP 96
SEP 97
SEP 98
SEP 99
SEP 00
Ordinary Equity
CPS Issue(1)
Other Equity
DCS Issue(2)
Unissued Equity
% of Total Assets

(1) CPS refers to converting preference shares
(2) DCS refers to depositary capital securities

Shareholders' equity of $3,641 million represents 7.3% of total assets as at 30 September 2000. On 19 November 1999, the Bank completed an on-market buy-back of 8,000,000 ordinary shares. The shares were acquired at an average price of $10.12 per ordinary share resulting in a total cost of $81 million.

Shareholders' equity comprises ordinary equity of $2,659 million, non redeemable, non cumulative converting preference share capital of $360 million, depositary capital securities of $334 million, unissued allotted capital of $140 million and retained profits and other equity of $148 million.

The Bank issued the following ordinary shares during the year in accordance with the terms and conditions of:

• The Executive Option Plan	835,000	ordinary shares
• The Employee Performance Share Plan and	153,197	ordinary shares
• The Employee Reward Share Plan.	602,441	ordinary shares
Total Shares Issued	1,590,638	

Capital Adequacy

As at	**Sept 2000 $m**	March 2000 $m	Sept 1999 $m
Qualifying Capital:			
Tier 1			
Share capital	**3,174**	3,172	3,249
Reserves	**497**	444	415
Retained profits	**77**	54	40
Less: Goodwill and other APRA deductions (1)	**(1,574)**	(1,634)	(1,660)
Total tier 1 capital	**2,174**	2,036	2,044
Tier 2			
Asset Revaluations	**24**	-	-
Subordinated Debt	**951**	864	807
General provision for doubtful debts (not tax effected)	**132**	127	123
Total tier 2 capital	**1,107**	991	930
Less: Deductions from capital (2)	**40**	27	27
Total qualifying capital	**3,241**	3,000	2,947
Risk Weighted Assets	**28,102**	26,232	24,883
Risk Weighted Capital Adequacy			
Tier 1	**7.7%**	7.8%	8.2%
Tier 2	**3.9%**	3.8%	3.7%
Less: Deductions	**-0.1%**	-0.1%	-0.1%
Total Capital Ratio	**11.5%**	11.5%	11.8%

(1) Investments (pre-acquisition retained earnings) in funds management and administration companies and the investment in mortgage insurance company (St.George Insurance Pte. Ltd.) are deducted from Tier 1 Capital.
(2) Holdings of other banks' capital instruments and investments (excluding pre-acquisition retained earnings) in funds management and administration companies and life insurance companies are deducted from the total of Tier 1 and Tier 2 capital.

The Group has a Tier 1 ratio of 7.7% and a total capital ratio of 11.5%. The reduction in these ratios from 30 September 1999 is mostly due to the $81 million on-market share buy-back completed in November 1999.


Capital Adequacy
16%
14%
12%
10%
8%
6%
4%
2%
0%
-2%
SEP 96
SEP 97
SEP 98
SEP 99
SEP 00
Tier 1
Tier 2
Deductions

Risk Management

The major categories of risk managed by the Bank are credit risk, market risk, liquidity risk and operational risk.

Derivatives

Derivatives are used by the Group as a cost effective way of managing market risk. They incur extremely low transaction costs in comparison to the face value of the contract. Prudent management of market risk involves the use of derivatives to transfer all or part of the risk to counterparties who are willing to accept it. Derivatives therefore, provide protection to income streams from volatile interest and foreign exchange rates in the financial markets.

The following table provides an overview of the Group's exchange rate and interest rate derivatives. It includes all trading and non-trading contracts.

As at	**30 September 2000**		31 March 2000		30 September 1999	
	Notional Amount	**Credit Equivalent***	Notional Amount	Credit Equivalent*	Notional Amount	Credit Equivalent*
Foreign Exchange	**$m**	**$m**	$m	$m	$m	$m
Spot, Forwards	**16,319**	**530**	25,030	314	34,123	783
Swaps (1)	**5,625**	**1,090**	5,774	887	5,894	636
Options	**139**	**2**	929	3	474	14
Total	**22,083**	**1,622**	31,733	1,204	40,491	1,433
Interest Rate						
Futures	**7,871**	**-**	11,538	-	11,258	-
Forward Rate Agreements	**19,367**	**3**	10,420	1	9,712	2
Swaps	**50,241**	**289**	39,045	279	26,036	237
Options	**121**	**-**	174	-	181	-
Total	**77,600**	**292**	61,177	280	47,187	239
Grand Total	**99,683**	**1,914**	92,910	1,484	87,678	1,672

(1) System modifications have resulted in more accurate measurement of foreign exchange risk. Accordingly comparatives for 30 September 1999 have been amended.

* Credit Equivalent - represents a measure of the potential loss to the Group as a result of non- performance by counterparties.

Derivatives (continued)

The Group's major use of derivatives is as a hedge for balance sheet assets. The primary exposure to derivative transactions is with counterparties that are rated investment grade quality. The St.George risk rating system has six levels of classification based upon Standard and Poor's international rating system. The levels are:

Level:	International Rating:
1	AAA
2	AA or better
3	A or better
4	BBB or better
5	BBB-
6	BB+

The graph below shows the percentage counterparty risk exposure on derivatives on a notional contract basis totalling $99.7 billion as at 30 September 2000.


Counterparty Credit Risk
Percentage
60
50
40
30
20
10
0
Level 1
Level 2
Level 3
Level 4
Level 5
Level 6

Branches

As at	**Sept 2000**	March 2000	Sept 1999
New South Wales	**227**	229	231
Australian Capital Territory	**13**	13	14
Queensland	**23**	24	23
Victoria	**30**	33	32
South Australia	**114**	114	115
Western Australia	**2**	2	2
Northern Territory	**4**	4	4
Total	**413**	419	421
Assets per branch - $m	**120**	114	107
Profit per branch - after goodwill and before abnormal items (annualised) - $'000	**850**	807	765
Profit per branch - before goodwill and abnormal items (annualised) - $'000	**1,094**	1,045	1,017

Staffing (full time equivalents)

As at	**Sept 2000**	March 2000	Sept 1999
New South Wales	**4,512**	4,800	4,904
Australian Capital Territory	**182**	186	200
Queensland	**245**	284	266
Victoria	**292**	290	280
South Australia	**1,475**	1,530	1,547
Western Australia	**95**	104	96
Northern Territory	**35**	39	39
	6,836	7,233	7,332
SEALCORP	**599**	508	515
KPMG FS	**36**	39	39
Scottish Pacific	**148**	-	-
Total Permanent and Casual Staff*	**7,619**	7,780	7,886
Assets per staff - $m	**6.5**	6.1	5.7
Staff per $m assets - No.	**0.15**	0.16	0.18
Profit per average staff - after goodwill and before abnormal items (annualised) - $'000	**45.0**	42.7	41.5
Profit per average staff - before goodwill and abnormal items (annualised) - $'000	**58.0**	55.4	55.2

* The total Group workforce comprises permanent, casual and temporary staffs and contractors. Traditionally, total permanent and casual staff presented a fair indicator for movement in operating expenses. However, with large projects such as the Advance Bank integration, Y2K, GST and Best Bank project, the Total Group Workforce numbers below including temporary and contract labour, provides an alternative view, given that many of these costs have impacted deferred expenditure:

Total Group Workforce	**8,434**	8,637	9,281

Employee Share and Option Plans

Three employee share plans and one executive option plan were approved by shareholders at the Annual General Meeting of the Bank held on 3 February 1998.

Employee Reward Share Plan

The Employee Reward Share Plan provides eligible employees with up to $1,000 of ordinary shares per annum at no cost. Allocations under the plan are subject to the achievement of predetermined performance targets as set by the Board and communicated to staff and overriding Board discretion. Details of issues under this plan during the year are as follows:

Issue Date	Number of Shares Issued	Number of Participating Employees	Shares Issued to each Employee	Issue Price
14 January 2000	602,441	6,769	89	$11.12

Employee Share Purchase Plan

All permanent employees with continuous service of at least one year as at any relevant share acquisition date, are eligible to participate in this plan. In consideration for the shares allocated, employees forego remuneration equivalent to the market value of the shares on the date of issue and at a discount equivalent to that available under the Bank's Dividend Reinvestment Plan, when operational. Brokerage and stamp duty are payable by the Bank. Details of shares allocated under this plan during the year are as follows:

Date of Allocation	Number of Ordinary Shares Acquired On Market	Number of Participating Employees	Average Purchase Price of Shares Acquired
25 November 1999	120,597	227	$10.07
6 January 2000	362,160	486	$11.41
26 May 2000	97,581	246	$11.30
7 June 2000	17,555	10	$11.89

Employee Performance Share Plan

Awards, comprising rights over unissued ordinary shares are granted to senior executives. The allocation of shares under this plan for nil consideration is subject to these senior executives achieving predetermined performance hurdles set by the Board. Details of awards granted under this plan are as follows:

			Movement for the year				
Date Awards Granted	Vesting Date	Number of Awards Granted	Numbers of Awards Forfeited	Number of Shares Allotted	Market Value $	Awards outstanding at 30 Sept 2000	Numbers of Senior Executives in Plan
31-Aug-98	23-Feb-01	264,000	54,000	9,000	96,750	201,000	26
30-Nov-98	30-Mar-01	15,000				15,000 }	
30-Nov-98	30-Mar-02	15,000				15,000 }	1
30-Nov-98	30-Sep-02	20,000				20,000 }	
22-Feb-99	23-Feb-01	16,500				16,500	3
24-May-99	27-Apr-00	7,500		7,500	88,275	- }	
24-May-99	27-Apr-01	7,500				7,500 }	1
02-Jun-99	08-Dec-01	3,000				3,000 }	
02-Jun-99	08-Dec-02	3,000				3,000 }	1
02-Jun-99	08-Jun-03	3,000				3,000 }	
28-Jun-99	23-Feb-01	5,000				5,000	1
20-Jul-99	19-Jul-00	16,667		16,667	189,504	- }	
20-Jul-99	19-Jul-01	16,667				16,667 }	1
20-Jul-99	19-Jul-02	16,666				16,666 }	
26-Jul-99	18-Jul-01	10,000	10,000			-	
29-Nov-99	24-Dec-99	117,530		117,530	1,325,738	-	
29-Nov-99	30-Nov-00	10,000				10,000	1
20-Dec-99	20-Dec-00	3,000				3,000 }	
20-Dec-99	20-Dec-01	3,000				3,000 }	1
20-Dec-99	20-Dec-02	3,000				3,000 }	
04-Jan-00	04-Jan-01	1,000				1,000 }	
04-Jan-00	04-Jan-02	1,000				1,000 }	1
28-Feb-00	31-Mar-00	2,500		2,500	27,850	- }	
28-Feb-00	31-Aug-00	2,500				2,500 }	1
28-Feb-00	31-Aug-02	2,500				2,500 }	
17-Mar-00	17-Mar-01	7,200				7,200	1
TOTAL		572,730	64,000	153,197		355,533	39

The outstanding awards have a market value of $3.99 million as at 30 September 2000.

In accordance with the Rules of the Performance Plan and as approved by shareholders, share allocations can occur by allotment or by purchase on market. The Board will assess the most appropriate basis of allocation at the time each award is exercised.

Executive Option Plan

Executive officers and the Managing Director are eligible to participate in this plan. Exercise is conditional upon the Bank achieving a prescribed performance hurdle. Separate performance hurdles have been established in relation to the exercise of the Managing Director's options. The options do not grant rights to the option holders to participate in a share issue of any other body corporate. Non-executive directors are not eligible to participate in this plan.

				Movement for the year				
Grant Date of Option	Exercise Period (1)	Exercise Price (2)	Options Outstanding at 1 October 1999	Options Granted During the year	Number of Options Forfeited	Numbers of Options Exercised	Options Outstanding at 30 September 2000	Number of Senior Executives in Plan (3)
23-Feb-98	23-Feb-01 to 23-Feb-03	$8.58	3,160,000		250,000		2,910,000	22
23-Feb-98	14-Sep-99 to 13-Sep-00	$8.58	825,000			825,000	-	
23-Feb-98	24-Sep-99 to 23-Sep-00	$8.58	80,000			80,000	-	
23-Feb-98	03-Jul-00 to 03-Jul-01	$8.58	80,000				80,000	1
23-Feb-98	03-Aug-00 to 03-Aug-01	$8.58	180,000				180,000	2
23-Feb-98	09-Oct-00 to 09-Oct-01	$8.58	225,000		125,000		100,000	1
30-Nov-98	30-Mar-01 to 30-Nov-03	$10.30	75,000				75,000 }	
30-Nov-98	30-Mar-02 to 30-Nov-03	$10.30	75,000				75,000 }	1
30-Nov-98	30-Sep-02 to 30-Nov-03	$10.30	75,000				75,000 }	
30-Nov-98	30-Nov-01 to 30-Nov-03	$10.30	120,000				120,000	1
18-Dec-98	18-Nov-00 to 18-Dec-03	$9.41	500,000				500,000 }	
18-Dec-98	18-Nov-01 to 18-Dec-03	$9.41	500,000				500,000 }	1
18-Dec-98	18-Nov-02 to 18-Dec-03	$9.41	500,000				500,000 }	
22-Feb-99	22-Feb-02 to 22-Feb-04	$10.30	100,000		100,000		-	
2-Jun-99	08-Dec-01 to 02-Jun-04	$10.73	30,000				30,000 }	
2-Jun-99	08-Dec-02 to 02-Jun-04	$10.73	30,000				30,000 }	1
2-Jun-99	08-Jun-03 to 02-Jun-04	$10.73	30,000				30,000 }	
20-Jul-99	19-Jul-02 to 20-Jul-04	$10.95	200,000				200,000	1
9-Aug-99	09-Aug-02 to 09-Aug-04	$10.34		50,000			50,000	1
3-Nov-99	03-Nov-02 to 03-Nov-04	$10.34		45,000			45,000	1
20-Dec-99	20-Dec-02 to 20-Dec-04	$10.86		80,000			80,000	1
17-Mar-00	17-Mar-03 to 17-Mar-05	$11.39		30,000			30,000	1
	TOTAL		6,785,000	205,000	475,000	905,000	5,610,000	35

Executive Option Plan (continued)

(1) The options may be exercisable at an earlier date as prescribed by the Option Plan Rules.

(2) A premium is added to the exercise price of the options which represents the time value of money component of the value of the options (calculated as the difference between the actual dividend and bond yields for the year from the Grant Date of the options to the earliest exercise date). The exercise price represents the market value of the Bank's ordinary shares at the Grant Date of the options. This market value represents the weighted average trading price during the five trading days prior to the Grant Date, calculated in accordance with the Option Plan Rules.

(3) Participating executives, including the Managing Director are required to hold a minimum of 5,000 ordinary shares in the Bank in order to participate in the Option Plan.

Non-Executive Directors' Share Purchase Plan

A Non-Executive Directors' Share Purchase Plan was approved by shareholders at the Bank's Annual General Meeting held on 17 December 1999.

All non-executive directors are eligible to participate in this plan. Ordinary shares are acquired on market. In consideration for the shares acquired on their behalf, non-executive directors forego directors' fees equivalent to the purchase price of the shares and a discount equivalent to that available under the Bank's Dividend Reinvestment Plan when operational. Brokerage and stamp duty are payable by the Bank. Details of shares allocated under this plan are as follows:

Date of Allocation	Number of Ordinary Shares Acquired on Market	Number of Participating Non-Executive Directors	Average Purchase Price of Shares Acquired
12 January 2000	21,156	7	$11.34

Future Prospects

Now that the Advance Bank merger and various other integrations have been completed, and the distractions of Y2K and GST have passed, St.George is able to fully focus on what is required to build the Best Bank; namely:

- Build a more responsive, customer focused organisation that delivers innovative products and services to customers;
- Strengthen the Group's overall performance; and
- Streamline and improve the processes and systems within the Group and ensure that business processes support the Group wide strategies.

This will create shareholder value by improving Return on Equity and establishing solid Earnings per Share growth.

As the redesign moves into its final phase following the Best Bank announcement in August 2000, St.George has begun to implement progressively the redesign recommendations over the next year to September 2001. In the year ending September 2002, a $120 million contribution to pre-tax earnings is expected to be realised, representing the full benefits derived from the Best Bank redesign. This contribution will represent an extra 18 cents per share after tax. The impact over the next year will, however be significant with a projected pre-tax contribution in earnings of $50 million in the financial year ending September 2001.

The earnings improvements are sourced 75% from expense savings with the balance coming from revenue enhancements. All of the revenue enhancements attributed to the redesign are sourced from non-interest income. There are also many changes that are arising from the redesign, particularly relating to a stronger sales focus, that will improve revenues in the medium to long term. These changes have not been included in the revenue enhancements.

Funds under management have grown strongly and are expected to continue to grow into the future. The Group now offers a broad range of financial services products to investors through Advance Asset Management, SEALCORP, ASGARD and KPMG Financial Services. The Group has formed and is actively pursuing further strategic alliances, such as WealthPoint and Stockford, that will broaden the distribution channels for these products.

The optimisation of shareholder value will continue to be addressed through efficient capital management. Planned capital management initiatives include an ordinary share buyback of $370 million, the early conversion of $360 million of converting preference share capital and a new preference share issue of $300 million. These initiatives are expected to be completed by 31 March 2001.

It is expected that St.George will comfortably exceed its previously announced Return on Equity before abnormals and goodwill target of 15% in the half year ending March 2002.

Financial Calendar

8 November 2000	Ex-dividend trading for CPS
8 November 2000	Announcement of financial profit and final ordinary dividend
14 November 2000	Record date for CPS
27 November 2000	Ex-dividend trading for ordinary shares
28 November 2000	Payment of CPS dividend
1 December 2000	Record date for ordinary shares
15 December 2000	Payment of final ordinary dividend
15 December 2000	Annual General Meeting

Proposed Dates

31 March 2001	Financial half-year end
8 May 2001	Interim profit and ordinary dividend declared
28 May 2001	Shareholder information meeting (Melbourne)
12 June 2001	Ex-dividend trading for ordinary shares
18 June 2001	Record date for ordinary shares
2 July 2001	Payment of interim ordinary dividend

Credit Ratings

	Short term	**Long term**
Standard & Poor's	A-1	A
Moody's Investors Service	P-2	A3
Fitch	F1	A

Further Information

Media:
Adam Cooke, Media Relations Manager
Telephone 02 9952 1249

Analysts:
Steve McKerihan, Chief Financial Officer
Telephone 02 9952 1282

st.george

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ACN:	055 513 070
Announcement Number:	333
Pages(Includes this page):	8
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**NEW ISSUE ANNOUNCEMENT**
Date Sent:	9 November 2000
Bar Code:	

Please find Appendix 3B attached.

Yours sincerely

Michael Bowan
General Counsel and Secretary

ASXCAP

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

ST.GEORGE BANK LIMITED

ACN, ARBN or ARSN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	48,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	1. 40,000 @ $8.58 2. 8,000 @ nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1. Exercise of Options under the St.George Bank Executive Option Plan. 2. Exercise of Awards under the St.George Bank Executive Performance Share Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	9 November 2000

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
455,638,731	ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
N/A	N/A

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

To be treated in the same manner as other quoted ordinary shares.

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. *Cross reference: rule 7.7.*	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

+ See chapter 19 for defined terms.

25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

+ See chapter 19 for defined terms.

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

+ See chapter 19 for defined terms.

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

+ See chapter 19 for defined terms.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Company Secretary Date: 9 November 2000

Print name: Michael Bowan

== == == == ==

+ See chapter 19 for defined terms.

st.george

To: Companies Announcements
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ACN:	055 513 070
Announcement Number:	334
Pages(Includes this page):	2
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**St.George Bank Supports Innovation Fund**
Date Sent:	9 November 2000
Bar Code:	

Please find attached news release for immediate release to the market.

Yours sincerely

Michael Bowan
General Counsel and Secretary

ASXCAP

news release

st.george

RE021100
9 November 2000

St.George Bank Supports Innovation Fund

St.George Bank, in its role as a founding equity provider, has supported the Nanyang Ventures application for an Innovation Investment Fund licence. The Federal Government announced earlier today that Nanyang Ventures was one of the successful candidates for the second round of licences.

Peter Gow, Chief Manager Structured Investments said, "We have been working closely with Nanyang Ventures for some time now and we are very pleased with the award of the licence.

"St.George actively supports the Federal Government's venture capital initiatives and their drive to provide better access to the capital markets for small and medium sized Australian companies."

Mr Gow said, "The new fund, to be known as the St.George Innovation Fund, will allow us to expand our existing private equity activities and move to the sector where we are seeing a very high demand for equity funding. Our focus will be on the innovative and technology based companies in the IT, manufacturing and medical devices areas which require funding for development and commercialisation of new products and services.

"This initiative presents an enormous opportunity for developing the next generation of Australian companies. It allows companies in their infancy to draw on the support of a major organisation like St.George."

The St.George Innovation Fund builds on our first expansion capital fund, St.George Development Capital Limited, which was set up in mid 1996 to fund the expansion of mid sized companies. Our main targets were the companies in the $5 to $25 million turnover range and 11 investments have been completed to date. A second expansion fund, St.George Development Capital II Limited, was set up in November 1999 and has around $70 million available for investment. Our private equity strategy also closely compliments our existing offerings in the banking and e-Commerce areas.

For further information, please contact:

Peter Gow, Chief Manager Structured Investments	02 93205503
Adam Cooke, Corporate Relations Manager	02 99521249

335

st.george

St.George Bank Limited
ACN 055 513 070
Level 8, 182 George Street
Sydney NSW 2000
Telephone (02) 9236 1278
Facsimile (02) 9236 1899

16 November 2000

The Manager
Company Announcements
Australian Stock Exchange Limited
Level 4
20 Bridge Street
Sydney NSW 2000

Dear Sir

DOCUMENTATION TO SHAREHOLDERS

I attach the following documents to be forwarded to the Bank's shareholders this afternoon:

- Notice of Meeting (A);
- Explanatory Notes on Agenda Items (B);
- Proxy Form (C);
- letter to ordinary shareholders currently receiving Annual Reports (D);
- letter to ordinary shareholders not currently receiving Annual Reports (E); and
- letter to converting preference shareholders (F).

Yours sincerely

Michael Bowan
General Counsel & Secretary

(A)

Notice of Meeting

st.george

NOTICE is hereby given that the Annual General Meeting of St.George Bank Limited ("the Bank") will be held in the Wesley Theatre, at the Wesley Conference Centre, 220 Pitt Street, Sydney on Friday, 15 December 2000, commencing at 10.00 am.

Please refer to the accompanying Explanatory Notes on the Agenda Items, which form part of this Notice of Meeting, for more information on the various resolutions proposed.

Ordinary Business

1. Accounts & Reports

To receive and consider the financial statements and directors' report for the year ended 30 September 2000 together with the directors' declaration and auditors' report on the financial statements, and, if thought fit, pass the following resolution:

That the reports of the directors and auditors, the directors' declaration and the financial statements of the Bank for the year ended 30 September 2000 be received and adopted.

2. Election of Directors

To consider, and if thought fit, pass the following resolutions:

(a) That Mr L F Bleasel AM, who retires in accordance with Article 73(1), be re-elected as a director of the Bank.

(b) That Mr P D R Isherwood, who retires in accordance with Article 73(1), be re-elected as a director of the Bank.

(c) That Mr J M Thame, who retires in accordance with Article 73(1), be re-elected as a director of the Bank.

Special Business

3. Continuing Participation by the Managing Director in the St.George Bank Employee Share Purchase Plan

To consider, and if thought fit, pass the following resolution:

That approval be given to the acquisition under the St.George Bank Employee Share Purchase Plan by the Managing Director, Mr E A O'Neal, of:

(a) up to 7,500 ordinary shares in the Bank prior to the Bank's Annual General Meeting to be held in 2001;

(b) up to 7,500 ordinary shares in the Bank during the period between the Bank's Annual General Meetings to be held in 2001 and 2002; and

(c) up to 7,500 ordinary shares in the Bank during the period between the Bank's Annual General Meetings to be held in 2002 and 2003.

4. Issue of Options to the Managing Director

To consider, and if thought fit, pass the following resolution:

That approval be given to the issue to the Managing Director, Mr E A O'Neal, of 600,000 options over unissued ordinary shares in the Bank under and in accordance with the Rules of the St.George Bank Executive Option Plan and on the terms and subject to the exercise conditions as set out in the Explanatory Notes to the Notice convening this Meeting.

Voting Restrictions

Any vote cast on a resolution contained in Agenda Items 3 or 4 of this Notice of Meeting, by any Director of the Bank, or any associate of a Director, will be disregarded unless it is cast by:

(a) a person as proxy for a person who is entitled to vote, in accordance with any direction on the proxy form; or

(b) the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Proxies

A member entitled to attend and vote at the meeting is entitled to appoint not more than two proxies, neither of whom needs to be a member. Where more than one proxy is appointed, each proxy may be appointed to represent a specified proportion of the member's voting rights or the number of shares each proxy is appointed to exercise. If no such proportion or number is specified, each proxy may exercise half the member's voting rights.

Unless the member specifically directs the proxy how to vote, the proxy may vote as he or she thinks fit or abstain from voting.

If you wish to appoint a proxy, you should complete the enclosed Proxy Form. To be effective, the form must be received no later than 10.00 am (Sydney time) on Wednesday 13 December 2000 at the Bank's share registry at Computershare Registry Services, Level 3, 60 Carrington Street, Sydney NSW 2000, (GPO Box 7045, Sydney NSW 1115, Australia) or be received by facsimile to (02) 8234 5050 by that time.

The Bank has determined in accordance with Section 1109N of the Corporations Law that for the purpose of voting at the meeting, shareholders will be taken to be those persons recorded on the Bank's register of ordinary shareholders as at 10.00 am (Sydney time) on Wednesday 13 December 2000.

Joint Holders

In the case of joint holders, the vote of the holder whose name appears first in the register of members, whether in person or by proxy or by attorney or by representative, shall be accepted to the exclusion of the vote(s) of the other joint holder.

Dated 9 November 2000

By Order of the Board
M H S Bowan
General Counsel & Secretary

Explanatory Notes on Agenda Items

Item 1: Financial Statements

To receive and consider the financial statements and directors' report for the year ended 30 September 2000 together with the directors' declaration and the auditors' report on the financial statements.

Item 2: Election of Directors

There are three persons to be elected to the position of director. The following candidates present themselves:

(a) Mr L F Bleasel AM;

(b) Mr P D R Isherwood; and

(c) Mr J M Thame,

each of whom retires in accordance with Article 73(1).

Profiles on each candidate are set out as follows:

Leonard Francis Bleasel AM

Len Bleasel, aged 57, was appointed to the Board in May 1993. He is the Managing Director of the Australian Gas Light Company where his career spans 42 years. Mr Bleasel is Chairman of Elgas Limited and Natural Gas Corporation Holdings Limited (New Zealand) and is a director of Auscom Holdings Limited. He is also a member of the Business Council of Australia, Chairman of the Zoological Parks Board of NSW, a member of the Advisory Board of the Salvation Army and a trustee of the Committee for Economic Development of Australia. Mr Bleasel is Chair of the Board's Nomination and Remuneration Committee and is a member of the Audit Committee.

Paul Dean Ramsbottom Isherwood FCA

Paul Isherwood, aged 62, was appointed to the Board of Directors in October 1997. He is a former partner and National Chairman of Partners of Coopers & Lybrand, Chartered Accountants, his career with that firm spanning a period of 38 years. Mr Isherwood is Chairman of Stadium Australia Management Limited, Cordukes Limited and Recruiters Australia Limited and is Deputy Chairman of Howard Smith Limited. He is also a Director of Munich Reinsurance Company of Australasia Limited, NM Rothschild Australia Holdings Pty Limited and CRI Australia Holdings Limited. He is a member of the Board's Risk Management Committee.

(B)

John Michael Thame AAIBF FCPA

John Thame, aged 58, was appointed to the Board in February 1997, having been the Managing Director of Advance Bank Australia Limited from October 1986 to January 1997. His career with Advance spanned 26 years during which time he held a variety of senior positions. Mr Thame is Chairman of Permanent Trustee Company Limited and a director of AWB Limited, Centrelink, Reckon Limited and the Australian Geographic Group and is a part-time member of the Council of the National Museum of Australia. He is a member of the Board's Audit and Compliance and Risk Management Committees.

Item 3: Continuing Participation by the Managing Director in the St.George Bank Employee Share Purchase Plan

The Managing Director, Mr E A O'Neal, has participated in the St.George Bank Employee Share Purchase Plan ("Purchase Plan") since approval by shareholders for that participation at the 18 December 1998 Annual General Meeting.

Under the Listing Rules of the Australian Stock Exchange ("ASX"), any shares to be acquired by a director under an employee share plan must first be approved by shareholders.

Under the Purchase Plan, shares will be acquired for the Managing Director from part of his salary. Limited financial assistance is made available by the Bank in the form of brokerage and stamp duty. Also, under the Purchase Plan, the purchase price for these shares will be the prevailing market price subject to the benefit of the same discount offered to the shareholders under the Bank's Dividend Reinvestment Plan (the Dividend Reinvestment Plan is currently suspended). Should more than one discount rate have applied in the prior 12 months, the rates will be averaged over the appropriate period.

A waiver from ASX Listing Rule 10.14 has been obtained to enable shareholders to approve at this meeting the maximum number of shares to be acquired by the Managing Director under the Purchase Plan during the period up to the Bank's Annual General Meeting to be held in 2001, the period between the Bank's Annual General Meetings to be held in 2001 and 2002, and the period between the Bank's Annual General Meetings to be held in 2002 and 2003.

Other than the financial assistance referred to above, there is no loan associated with any acquisition of shares by the Managing Director under the Purchase Plan. The Managing Director has previously acquired 11,200 shares under this Plan, 3,700 at $10.70 per share and 7,500 at $11.41 per share.

The Board recommends that shareholders approve the continuing participation by the Managing Director in the terms of the proposed resolution.

Item 4: Issue of Options to the Managing Director

The directors are of the view that Mr O'Neal should, as part of his remuneration, be granted 600,000 options over unissued ordinary shares in the Bank in three parcels, each (subject to achievement of relevant performance hurdles) exercisable on 15 December 2003. The options will be granted for nil consideration and will entitle Mr O'Neal, on exercise, to one fully paid ordinary share in the Bank on payment by him of the Exercise Price for each share.

The Exercise Price will be the weighted ASX average price for the Bank's ordinary shares during the five trading days prior to and including 15 December 2000 **plus** a premium,

(8)

representing the time value of money calculated by using the difference between the actual dividends and the bond yields between the date of issue of the options and the earliest scheduled date for exercise.

Exercise Conditions

The exercise of the options is subject to meeting performance hurdles, as follows:

No of options exercisable	Performance hurdle to be met before options exercisable
200,000	Basic Earnings per ordinary Bank share before abnormal items and goodwill (**EPS**) for the year ending 30 September 2001 must exceed the EPS for the year ended 30 September 2000 (which was 84.3 cents) by more than 10%.
200,000	EPS for the year ending 30 September 2002 must exceed: a) the EPS for the year ending 30 September 2001 by more than 10%; or b) that figure which EPS at 30 September 2000 would have reached had EPS grown at an annual rate of 10%, compounding annually, whichever is the higher.
200,000	EPS for the year ending 30 September 2003 must exceed: a) the EPS for the year ending 30 September 2002 by more than 10%; or b) that figure which EPS at 30 September 2000 would have reached had EPS grown at an annual rate of 10%, compounding annually, whichever is the higher.

Notes:

a) If Mr O'Neal retires from the Bank or dies before 15 December 2003 he or his legal personal representative may only exercise options if the performance hurdle which applies to those options is met for a year (or part thereof) during which he is a Bank employee.

b) If the Board gives a notice to Mr O'Neal under rule 8 of the Plan, which it may do if, for example, a takeover bid is made for the Bank, the options become exercisable immediately regardless of the above performance hurdles.

c) There is no loan associated with the grant of these proposed options.

Directors' Recommendation

The directors consider that the incentive remuneration for the Managing Director by way of the options proposed by this resolution is aligned with the ultimate interests of shareholders in that the exercise of such options is dependent upon earnings per share performance.

Mr O'Neal's remuneration arrangements have been determined having regard to advice from an independent firm of external remuneration consultants, with a view to providing him with incentives to perform for the benefit of the Company and all shareholders, in a manner which the Board believes will accord with the expectations of shareholders for such arrangements.

Accordingly, your directors (other than Mr O'Neal) recommend that shareholders vote in favour of the resolution. Being the recipient of options, it is not appropriate for Mr O'Neal to make a recommendation.

Plan Rules

The Rules of the St.George Executive Option Plan will apply to the issue of these options to Mr O'Neal.

The options to be issued will have a minimum life of five years and options not exercised within the life of the option expire. The options would be capable of early exercise in such cases as retirement, death, ceasing employment because of illness, incapacity or redundancy, takeover or in other circumstances where the Board permits.

If required, the options will be adjusted to take account of capital reconstructions and bonus issues as if the options were exercised before the determination of entitlements in respect of those shares. If there is a rights issue to all shareholders before an option is exercised, the number of shares will be appropriately adjusted in accordance with the requirements of the ASX Listing Rules. The Plan Rules contain provisions covering how options are to be treated in the case of a takeover bid, scheme of arrangement or winding up. The Bank's Board has powers to amend the Plan Rules.

Previous Grant of Options

Mr O'Neal was granted 1,500,000 options following approval by shareholders at the Annual General Meeting held on 18 December 1998 ("the **1998 Options**"), being:

500,000 options exercisable on or after 18 November 2000
500,000 options exercisable on or after 18 November 2001
500,000 options exercisable on or after 18 November 2002.

None of the 1998 Options have been exercised by Mr O'Neal.

A copy of the Rules of the Option Plan will be sent free of charge to any shareholder on request to the Bank's Secretariat by phoning (02) 9236 1469.

(C)

PROXY FORM

st.george

Appointment of Proxy for the Annual General Meeting of St.George Bank Limited ABN 92 055 513 070 to be held in the Wesley Theatre, at the Wesley Conference Centre, 220 Pitt Street, Sydney on Friday 15 December 2000, commencing at 10.00 am.

being a member of St.George Bank Limited, appoints:

The Chair of the Meeting (place mark in box) ☐ **OR** Name: (please print) ☐

or failing the person so named or, if no person is named, the Chair of the Meeting to vote in accordance with the following directions or, if no directions have been given, to vote or abstain as the proxy sees fit in respect of each resolution (including any procedural resolution), at the Annual General Meeting of St.George Bank Limited to be held on 15 December 2000 and any adjournment of that Meeting.

Direction to Proxy (Optional)
Instructions for Completion Overleaf

	FOR	AGAINST	ABSTAIN
1) To receive and adopt the financial statements and reports for the year ended 30 September 2000.	☐	☐	☐
2) a. To re-elect Mr L F Bleasel as a director.	☐	☐	☐
b. To re-elect Mr P D R Isherwood as a director.	☐	☐	☐
c. To re-elect Mr J M Thame as a director.	☐	☐	☐
3) To approve the continuing participation by the Managing Director in the St.George Bank Employee Share Purchase Plan.	☐	☐	☐
4) To approve the issue to the Managing Director of options under the St.George Bank Executive Option Plan.	☐	☐	☐

Appointment of a Second Proxy (Optional)
(Refer overleaf for further instructions on the appointment of a second proxy).

State here the percentage/number of your voting rights applicable to this form % ☐ or Number ☐

Signature(s) See instruction on reverse

First Shareholder/Director	2nd Shareholder/Secretary	3rd Shareholder/ Sole Director and Sole Secretary

A reply paid envelope is enclosed for the return of your completed Proxy Form.
To be effective, this completed Proxy Form must be received at the Sydney office of the St.George Bank Share Registry (Computershare Registry Services, GPO Box 7045, Sydney NSW 1115 Australia) or by facsimile (02) 8234 5050, no later than 10.00 am (Sydney time) on Wednesday, 13 December 2000.

Common Seal (if required)

C

PROXY FORM

Instructions for Completion

YOUR VOTE IS IMPORTANT

- Insert the name of the person you wish to appoint as proxy. Shareholders cannot appoint themselves. The Chair of the Meeting will act as your proxy if you do not appoint someone. You can vote your shares by proxy even if you plan to attend the Meeting.
- If you wish to direct your proxy how to vote on any item, place a mark in the appropriate box. If a mark is placed in a box, your total shareholding will be voted in that manner. You may, if you wish, split your voting direction by inserting the number of shares you wish to vote in the appropriate box. The vote will be invalid if a mark is made in more than one box for a particular item or if the total shareholding shown in the "FOR", "AGAINST" and "ABSTAIN" boxes is more than your total shareholding.
- A shareholder is entitled to appoint up to two proxies (whether shareholders or not) to attend the Meeting and vote. Where more than one proxy is appointed, each proxy should be appointed to represent a specified proportion or number of the member's voting rights. If the member does not specify the number or proportion of voting rights, each proxy may exercise half the vote. If you wish to appoint two proxies you can obtain a second Proxy Form by telephoning Computershare Registry Services on 1800 804 457. Both forms should be completed with the nominated percentage number of your voting rights on each form. Please return the Proxy Forms together.
- This Proxy Form must be signed by the shareholder (member), or if the shareholding is registered in the name of a company, this Proxy Form must be signed in one of the following ways:
  - by two directors of the company
  - by a director and by a secretary of the company
  - for a proprietary company that has a sole director who is also the sole company secretary - by that director
  - by a duly authorised attorney
  - under seal (if required)

If the Proxy Form is signed under Authority or Power of Attorney the relevant Authority or Power of Attorney must either have been exhibited previously with Computershare Registry Services or be enclosed with this Proxy Form. If signed under Power of Attorney, the attorney hereby states that no notice of revocation of the power has been received.

IMPORTANT

To be effective, this completed Proxy Form must be received at the St.George Bank Share Registry, Computershare Registry Services **no later than 10.00 am (Sydney time) on Wednesday, 13 December 2000.**

Proxy Forms may be returned:

- in the reply paid envelope provided; or
- mailed to Computershare Registry Services, GPO Box 7045, Sydney NSW 1115, Australia; or
- delivered to Computershare Registry Services, Level 3, 60 Carrington Street, Sydney; or
- sent by facsimile to Computershare Registry Services (02) 8234 5050.

D

st.george

St.George Bank Limited
ABN 92 055 513 070
Address all share correspondence to:
Computershare Registry Services Pty Ltd
GPO Box 7045 Sydney 1115, Australia
Phone: (02) 8234 5333
Outside Sydney: 1800 804 457
Facsimile: (02) 8234 5050

8 November 2000

Dear Shareholder

I have pleasure in inviting you to the Ninth Annual General Meeting of St.George Bank Limited. Our Notice of Meeting is enclosed with this letter.

The Annual General Meeting will be held in the Wesley Theatre, at the Wesley Conference Centre, 220 Pitt Street, Sydney on Friday, 15 December 2000, commencing at 10.00 am (Sydney time). Registration will commence at 9.00 am. **Please note the change of time and venue for this year's meeting.**

If you are attending the Annual General Meeting, please bring this bar-coded letter with you to facilitate your registration.

Should you be unable to attend the Annual General Meeting, I encourage you to complete the attached Proxy Form and return it in the reply paid envelope enclosed. To be effective for this meeting, completed Proxy Forms must be received at the St.George Share Registry (Computershare Registry Services) no later than 10.00 am (Sydney time) on Wednesday, 13 December 2000. Would you please refer to the Proxy Form for address and facsimile details.

MELBOURNE MEETING

For our Victorian shareholders, the directors will be conducting a Shareholder Information Meeting in Melbourne in May 2001, following release of the Bank's results for the six months ending 31 March 2001.

CONCISE ANNUAL REPORT

The Bank's 2000 Concise Annual Report will be sent to shareholders (other than those who have requested not to receive it) under separate cover and should arrive in about one week's time. The Concise Annual Report includes a condensed, comprehensive extract of our Financial Statements. For those shareholders wishing to receive the Full Financial Report, or no longer requiring future copies of the Concise Annual Report, a form has been enclosed for completion to be returned with your Proxy Form.

My fellow directors and I look forward to welcoming you to the Annual General Meeting. Following the Meeting, you are invited to join the directors and the Bank's senior executives for morning tea.

Yours faithfully

Frank Conroy

Frank Conroy
Chair

IOLPART.

(E)

st.george
St.George Bank Limited
ABN 92 055 513 070
Address all share correspondence to:
Computershare Registry Services Pty Ltd
GPO Box 7045 Sydney 1115, Australia
Phone: (02) 8234 5333
Outside Sydney: 1800 804 457
Facsimile: (02) 8234 5050

8 November 2000

Dear Shareholder

I have pleasure in inviting you to the Ninth Annual General Meeting of St.George Bank Limited. Our Notice of Meeting is enclosed with this letter.

The Annual General Meeting will be held in the Wesley Theatre, at the Wesley Conference Centre, 220 Pitt Street, Sydney on Friday, 15 December 2000, commencing at 10.00 am (Sydney time). Registration will commence at 9.00 am. **Please note the change of time and venue for this year's meeting.**

If you are attending the Annual General Meeting, please bring this bar-coded letter with you to facilitate your registration.

Should you be unable to attend the Annual General Meeting, I encourage you to complete the attached Proxy Form and return it in the reply paid envelope enclosed. To be effective for this meeting, completed Proxy Forms must be received at the St.George Share Registry (Computershare Registry Services) no later than 10.00 am (Sydney time) on Wednesday, 13 December 2000. Would you please refer to the Proxy Form for address and facsimile details.

MELBOURNE MEETING

For our Victorian shareholders, the directors will be conducting a Shareholder Information Meeting in Melbourne in May 2001, following release of the Bank's results for the six months ending 31 March 2001.

My fellow directors and I look forward to welcoming you to the Annual General Meeting. Following the Meeting, you are invited to join the directors and the Bank's senior executives for morning tea.

Yours faithfully

Frank Conroy
Chair

000001/PAF

F

st.george
St.George Bank Limited
ABN 92 055 513 070
Address all share correspondence to:
Computershare Registry Services Pty Ltd
GPO Box 7045 Sydney 1115, Australia
Phone: (02) 8234 5333
Outside Sydney: 1800 804 457
Facsimile: (02) 8234 5050

8 November 2000

Dear Converting Preference Shareholder

I have pleasure in inviting you to the Ninth Annual General Meeting of St.George Bank Limited, and enclose a Notice of Meeting for your information. In accordance with the terms and conditions of your Converting Preference Shares, you are entitled to attend this meeting but not entitled to speak or vote.

The Annual General Meeting will be held in the Wesley Theatre, at the Wesley Conference Centre, 220 Pitt Street, Sydney on Friday, 15 December 2000, commencing at 10.00 am (Sydney time). Registration will commence at 9.00 am. **Please note the change of time and venue for this year's meeting.**

If you are attending the Annual General Meeting, please bring this bar-coded letter with you to facilitate your registration.

My fellow directors and I look forward to welcoming you to the Annual General Meeting. Following the Meeting, you are invited to join the directors and the Bank's senior executives for morning tea.

Yours faithfully

Frank Conroy
Chair

000001/FAJ

336

st.george

St.George Bank Limited
ACN 055 513 070
Level 8, 182 George Street
Sydney NSW 2000
Telephone (02) 9236 1278
Facsimile (02) 9236 1899

20 November 2000

The Manager
Company Announcements
Australian Stock Exchange Limited
Level 4
20 Bridge Street
Sydney NSW 2000

Dear Sir

ST.GEORGE BANK CONCISE ANNUAL REPORT

I attach (2) copies of the St.George Bank Concise Annual Report. We will commence mailing to shareholders this afternoon.

Yours sincerely

Michael Bowan
General Counsel & Secretary

THE SUM OF US

Concise Annual Report 2000

st.george



EQUALS



+ YOU

ANNUAL GENERAL MEETING

The Annual General Meeting of St.George Bank Limited ABN 92 055 513 070 will be held at the Wesley Theatre, Wesley Conference Centre, 220 Pitt Street on 15 December 2000 commencing at 10.00am.

The past year has set the foundation for a fundamental shift in the Bank's overall performance. Extensive programs to integrate the Advance Bank, remediate computer systems for Y2K and introduce the GST are now complete.

Management has been focused on preparing for a most comprehensive redesign of the Bank to be implemented progressively through to September 2001. Further details of the redesign are outlined in the Managing Director's report.

The result for the year to 30 September 2000 was pleasing. The Bank recorded an operating profit before abnormal items, but after tax, goodwill, outside equity interests and preferred share dividends, of $283 million. This represents a 13 per cent increase on the previous year. After allowing for abnormal items of $3 million, the profit available to shareholders was $286 million.

Shareholders will receive a final fully franked dividend of 29 cents per ordinary share, taking the total ordinary dividends for the year to 55 cents, an increase of 3 cents or 5.8 per cent on last year.

The Dividend Reinvestment Plan will remain suspended for the present.

In the first half of the year, the interest margin was affected by the need to maintain higher holdings of liquid assets in response to the Y2K uncertainties. In addition, there was a mismatch between wholesale funding interest rates and cash rates resulting from market expectations of rate increases. The effect of these influences moderated in the second half and the interest margin for the year declined by 0.07 per cent to 2.70 per cent comparing favourably with competitors.

As part of the Bank's ongoing capital management, an on-market share buy-back of $81 million was completed in November 1999. Further initiatives are planned in the half year ending 31 March 2001. Market conditions were not conducive to a stronger program of securitisation, but the Bank successfully launched a domestic program for $600 million in March 2000.

Return on average ordinary equity (before goodwill and abnormal items) increased from 12.20 per cent to 13.86 per cent. The Bank's objective is to increase the return to 15 per cent by the first half of the 2002 financial year.

The management of the Bank's costs gained greater momentum during the second half as the burden of past programs of integration, Y2K remediation and GST implementation were completed. The standard measure of expense to income ratio declined from 59.9 per cent in the first half of the year to 56.6 per cent in the second half. Plans are in place to enable further cost savings and revenue increases of $50 million in 2001 and $120 million in 2002 when the full year impact of the redesign initiatives will be realised.

Strategies outlined in our report to shareholders last year continue. These embrace a stronger customer focus, an improved sales capability and further development of our database marketing skills. The redesign program will improve the Bank's infrastructure and broaden our experience with internet and e-commerce developments.

Collectively, these strategies are designed to improve significantly the Bank's financial performance and increase returns for shareholders. They represent a further step in the journey commenced several years ago when the Bank was created from a highly successful building society.

The scale of the Bank was increased to position us quite deliberately below the four major banks to provide the community with an alternative for their financial services needs.

St.George has always been a service-driven organisation which is reflected in our culture and our values. Shareholder value is enhanced when there is harmony between customer and staff satisfaction and good progress has been achieved. According to external surveys, St.George has regained its position in customer satisfaction nationally, ahead of the four major banks. Our own research indicates that there has been a 12 per cent improvement in customer satisfaction since April 1999. Staff satisfaction has improved by 5 per cent since June 1999.

The authorities tightened interest rates on five occasions since November 1999 increasing the cash rate from 4.75 per cent to 6.25 per cent. This has affected the housing industry and the demand for loans. The economy generally is likely to grow at a lesser pace than the past year, but is complicated by the effects of a high oil price and the continuing low Australian dollar. The Bank's credit quality is in good standing and will provide suitable opportunity to grow the level of business over the forthcoming year.

The outlook for the year ahead is for improved results as the Bank's redesign is implemented. The planned improvements make a contribution of 18 cents to earnings per share in 2002.

The Directors recognise with pleasure the substantial contribution played by our Managing Director, Ed O'Neal, and his management and staff while planning enthusiastically the changes to be incorporated into the Bank's operations over the year. Their untiring dedication, attention to detail and rigorous analysis have been an inspiration. Shareholders and our customers will gain considerably from their efforts.

Frank J Conroy
Chair



I am particularly proud that St.George has achieved a record pre-abnormals profit of $283 million for our ordinary shareholders this financial year, our best earnings ever. This result, an increase of 13 per cent, was achieved in the context of challenging market conditions and a comprehensive corporate redesign we call the Best Bank program. I'll explain this more fully in the following pages.

Earnings per share (before goodwill and abnormal items) grew by nine per cent to 84.3 cents. This was achieved principally by profit improvement supplemented by an ordinary share buy-back during the year.

I'm also extremely pleased to see our shareholders rewarded with a 29 cents final dividend, resulting in a 3 cent increase in the full year dividend. This increase sends a clear signal that merger integration is now well behind us and that the Group is strongly positioned for sustained improvements in financial performance and further dividend increases.

Non interest income was one of the key drivers of our success, growing by 16 per cent to $552 million. This was assisted by a 22 per cent increase in managed funds and continued development of our electronic funds transfer business.



Our interest margins improved in the second half, limiting our full year decline to just 0.07 per cent. This is a strong performance especially when compared to the decline experienced by our main competitors.

Loan receivables, including securitised loans, grew by seven per cent to $42.3 billion. Some commentators expressed concern that our residential lending market share has been under pressure. I am satisfied, however, that our level and mix of business during this last year has allowed us to grow our profits and positions us well for the future.

Operating expenses have been tightly controlled, growing by five per cent to $1,104 million. Costs were virtually flat in the second half compared with the first half. This underpinned a considerable improvement in the expense to income ratio in the second half. Our Best Bank redesign program is expected to lead to further ratio improvements.

St.George demonstrated excellent credit quality again with extremely low provisioning and impaired assets levels. This low risk profile positions us well against our competitors should interest rates continue to rise.

We have reported a number of abnormal items in this year's result which net out to an after tax abnormal profit of $3 million. I've detailed these on page 24 of the report. Briefly, they are:

+ The gain on the sale of Assirt and related businesses to Bourse Data, now renamed WealthPoint, which reflects the considerable value that has been created in the wealth management area recently.
+ A write-off of the restructure costs needed to achieve the significant future benefits of our Best Bank redesign.
+ Gains from the sale of units in the Advance Property Fund, together with a write-off of goodwill relating to the fund's management rights, have been recognised due to the acquisition of the fund by Stockland shortly after balance date.

We've also written off the remaining investment in a number of research and development syndicates. This reflects an agreement reached with AusIndustry to forgo future tax deductions on these transactions.

It is pleasing to see that, after the impact of the various abnormal items, what remains is a strong and improving underlying performance. Through the contribution of Best Bank and other initiatives, we expect St.George will substantially improve profitability over the next two years. We expect to comfortably exceed our return on ordinary equity target of 15 per cent in the half year ending March 2002.

The optimisation of shareholder value will continue to be addressed through efficient capital management. Planned capital management initiatives include an ordinary share buyback of $370 million, the early conversion of $360 million of converting preference share capital and a new preference share issue of $300 million. These initiatives are expected to be completed by 31 March 2001.

Many exciting initiatives have contributed to our successful financial year. In the following pages I'll lead you through some of the year's projects and activities that will continue to build our shareholder value.

Ed O'Neal

E A O'Neal
Chief Executive Officer and Managing Director

INVESTING IN OUR FUTURE

Putting our customers first



When we announced the result of our Best Bank organisational review on 25 August 2000, most analysts were positively surprised at the breadth and depth of our strategy. The market certainly expected us to make improvements where there were obvious organisational weaknesses. It wasn't expecting the magnitude of the redesign, its scope and impact across the whole St.George Group.

St.George continues to focus on creating value for our stakeholders and on developing staff to understand and provide customer solutions that result in improved shareholder equity. The complexity for us is to deliver appropriate customer solutions right across the spectrum, in a radically more cost-efficient way than our peers.

This has been an extremely active year for the Group. On one hand we were undergoing the planning phase of our redesign program, on the other it was business as usual in developing our market share and providing products and services that put us in a position of first choice for customers.

Our two-year integration with Advance Bank was more complex than many realised because we were really uniting four companies – Advance, BankSA, Barclays and St.George. While we achieved all our merger and integration targets, the effort did delay us from making advancements in technology, products and cost improvements.

To remain competitive we needed to catch up. The market expected us to be performing better than we were. Although we announced good earnings at the end of last financial year, our forecasts clearly stated that we had some way to go.

The merger was necessary to create the size and stamina that the St.George Group required and clearly resulted in a dominant position in NSW and the number one position in South Australia with BankSA. However, in our speed to meet market expectations and to refine one set of systems and products while keeping customer disruption to a minimum, we were left with some less-than-perfect outcomes. We realised we needed to improve those aspects of our business that impeded good service.

Over the normal course of business it could have taken up to five years to implement our strategy for future success and I'm still not convinced we'd have achieved our financial or operational targets. Annual budgetary constraints meant that we could only have achieved one or two systems' improvements each year to just keep pace with our competitors. By adopting a slower change program we wouldn't have been able to gain real ground. We would have only increased our employees' frustration in having to work with inefficient processes and procedures over the longer period.

In any case, we didn't have that luxury of time. It's no secret that the ownership restrictions within our articles of association will be lifted in July 2002 and this created an imperative. By that time we need to prove to the market that we are different from the major banks in terms of efficiency and improved product and service quality.

All these factors created an impetus to move quickly, to assess the entire Group's workings and make deep and broad changes to the way we function.

We wanted to achieve dynamic, sustainable changes right across the Group, implementing these within a one-year time frame, while creating real bottom line expense savings and revenue increases.

St.George specifically chose to avoid a cost-cutting program. In my decades of banking I've seen many such programs. While most achieve their financial goals, they're often like starvation diets. The fat is cut, but the organisation becomes flabby soon after because the underlying disciplines weren't there.

We knew that approach would ruin our spirit and loyal franchise. I believe our strategy of maximising shareholder value while developing organisational capabilities will result in the best outcome and allow us to be the Best Bank we can be.

THE REDESIGN

The redesign program doesn't just accelerate the change process, it allows us to achieve our goals by bringing all the must-dos onto the table at once and genuinely changing our customers' experience with us. Instead of spending multi-millions annually just to keep up with our competitors, we're spending $115 million over the next financial year lost the very essence of our charter. Our redesign program is about improving, enhancing stakeholder loyalty and building a genuinely better franchise.

THE FIRST STEP

The key to our redesign, the one that sets us apart from most other organisations, is our absolute focus on customers. It's not whimsical, it's the core of our change strategy. Quite simply, we believe that real shareholder value can only come from genuine customer satisfaction, which in turn depends on empowered staff having the right tools to serve their customers.

With Board support, my executive team and I had the vision of where we wanted the Group to be. I then contracted Aston Associates to assist us on the redesign. They dedicate themselves to working with only one bank a year and have previously helped 15 banks achieve greater efficiency. A close friend who runs the First Star bank in the US swears by the Aston experience. First Star is now considered one of the best-managed financial institutions in the United States.

Beginning in October 1999, the first stage of the redesign was intense. We recognised this was our one big chance to make a difference to the way we



55
DIVIDENDS (cents)
80.5
70.1
74.7
77.4
84.3
EPS (cents)
Sept 96
Sept 97
Sept 98
Sept 99
Sept 00

DIVIDENDS AND EARNINGS PER ORDINARY SHARE (EPS)

A fully franked final dividend of 29 cents per share has been declared, taking total dividends for the year to 55 cents per ordinary share.

Basic earnings per ordinary share were: 84.3 cents (before goodwill and abnormals) 62.8 cents (after goodwill and abnormals)

> "Quite simply, we believe that real shareholder value can only come from genuine customer satisfaction, which in turn depends on empowered staff having the right tools to serve their customers."

and achieving four years worth of productivity gains. This focused spending ensures every element is working together to create the best result. The financial outcomes from redesigning and simplifying will end up improving our operating ratios as well, and that's good news for shareholders.

This change is not about fattening the calf for sale in two years time. If that were the case, we would have closed branches and cut IT investment and marketing costs. Our short-term profits might have soared but we would have performed, so we were determined to explore every initiative to help improve our service and effectiveness.

We began by analysing and cataloguing the strengths, weaknesses, time and cost of our existing procedures and systems in order to create a benchmark for measuring improvements. In March 2000 we took 19 senior managers out of their jobs and placed them full time in one room. Their enthusiasm and passion was high as they tossed around ideas and concepts. Together with the 30 part-time process leaders they were split into nine



15.71
11.22
11.64
12.20
13.86
%
Sept 96
Sept 97
Sept 98
Sept 99
Sept 00

RETURN ON AVERAGE ORDINARY EQUITY %
BEFORE GOODWILL AND ABNORMALS

Return on average ordinary shareholders' equity was 13.86 per cent (before goodwill and abnormals) and 10.32 per cent (after goodwill and abnormals).

working teams, working closely with business units to examine key daily tasks.

We then asked staff from across the Group to suggest ways we could improve things. I was overwhelmed by the depth of our employees' commitment and the diversity of issues they raised. Our frontline and back office people have so many great ideas. They look at things differently in this electronic age, they have an entirely different perspective. Our challenge was to avoid being bogged down by procedure, to give employees an opportunity to think about how they do business, lay out their ideas, to explore concepts and possible solutions.

THE ISSUES

In the end our people identified 3000 issues that could make a positive difference to the way they perform their duties. In the final months of planning, around 120 dedicated people were filtering and refining the ideas that would improve our customers' and employees' experience with us. These included new technology and innovative solutions to help our people become more efficient and effective. As project Chairman, I worked with the steering committee, comprising the St.George Group Executive team as we underwent an intense phase of reviewing, refining and risk-rating the ideas.

We presented our implementation plan based on the final 1000 approved ideas to the Board and announced them to the market on 25 August 2000. While each action plan seems incremental in isolation, the integrated program will have a major impact on satisfying our key stakeholders' needs. The advantage of this approach is the real benefits that come from being able to refine systems and processes in collaboration to result in significant improvements.

Implementing these action plans over the year to September 2001 will sharply accelerate our systems, products and service development, help us better understand our customers' total relationship with the Bank and enable us to provide more focused solutions. I'll detail a few of these initiatives in the following pages.

MARKET RESPONSE

The analyst and market response to our Best Bank program has been very positive. Any of their concerns relate to the speed of change and the inevitable and necessary reduction in staff numbers which could potentially affect staff morale.

However, the widespread feeling is that our 900 anticipated redundancies (with the remaining 550 full time positions occurring through attrition), will result in a more directed and focused workforce. Staff will be supported by less cumbersome systems and procedures and will enjoy genuine opportunities for quality customer service and career advancement.

After some initial reservations about staff morale, our customers are also supporting our plans to enhance their relationships with St.George. We know this because the Group Executives and I are talking face-to-face with them regularly through our 'customer first' program. Every month each of us visits customers outside our own areas of responsibility and talks about their needs, issues and relationships with St.George. These customers are telling us they want to do more business with us. And we're working on ways to make that a reality.

The added advantage of our 'customer first' program is that the Group Executives gain real knowledge of customer demands right across the Group, which makes for lively and supportive executive meetings, and provides impetus for cross-fertilisation of products and services.

In the end, the process we adopted will create benefits for all stakeholders. We can set direction from both the bottom and top at the same time. We can focus on changing our structures and systems while keeping our corporate culture intact. And our employees will be empowered in the process.

At St.George we're working towards peak performance, to be the Best Bank we can be by September 2001. Our goal is to grow even stronger as a financial institution, to consolidate our staff commitment and improve our bottom line. We're striving to be more responsive and provide real banking and wealth creation solutions for our customers. Quite simply, we believe that real shareholder value can only come from genuine customer satisfaction, which in turn depends on empowered staff having the right tools to serve their customers.

THE BOTTOM LINE

- **Our redesign program doesn't just accelerate the change process, it allows us to achieve long term goals.**
- **Instead of spending multi-millions annually just to keep up with our competitors, we're spending $115 million over the next financial year and achieving four years worth of productivity gains.**

It's no secret that our restrictive articles of association will be lifted in July 2002. By that time we need to prove to the market that we are different from the major banks in terms of efficiencies and improved product and service quality. Our Best Bank implementation action plans will sharply accelerate our systems, products and service development to help us better understand our customers' total banking relationships.

ADDING IT UP

Action plans for strong returns

During the Best Bank process St.George and BankSA staff generated 3000 great ideas for improving the Group. From these the executive team chose 1000 that could be implemented within budget and in 12 months. While there are too many to detail, I can give you an insight into some initiatives that will significantly improve our customers' experience with us.

The St.George Group's activities are broad and complex, but home and consumer lending remains our core business. We have 650 people dedicated to generating home loans, either in branches, call centres or visiting customers at their place of convenience. This has been our history and, even though we are continuing to offer new banking products and services, it will remain a key business.

A key Best Bank initiative is our new lending application and approval system that will make it easier for customers of residential and unsecured lending to refinance with us, switch loans, add on or access more credit. Over time, up to 70 per cent of St.George and BankSA loan applications will be decided through an automated credit-scoring feature which frees up our sales people to do what they do best, sell loans. This new system is also internet-enabled, which will improve service through both internal and external sales channels.

Associated with these changes are additional new systems that will significantly improve the way our employees can ensure customer satisfaction. These include the ability to access the status of every loan at every stage of the process through an automated loan tracking system, a sales lead tracking system to follow-up on all customer inquiries and a loan calculator to assist customers in determining payment plans for different products. We expect that these initiatives, together with other process changes, will improve lending officers' productivity by 15 per cent.

"Our extensive research shows that flexibility and value-for-money, not price, are the key reasons customers choose our products."

ELECTRONIC BANKING

We recognise that each of our 2.6 million customers has a specific range of needs, with speed and convenience rating highly. For this reason we're continuing our substantial investment in electronic banking to ensure we provide viable alternatives for customers to access the Bank. Our challenge is to make good use of our financial resources as we cost-effectively meet these customer needs, while producing revenue upsides for shareholders.

We've invested millions in the past year to develop our electronic banking facilities, with the pay-offs realised in terms of convenience and benefits of scale. The fact is that we can provide telephone, ATM, EFTPOS, Bpay and internet banking facilities significantly more cost-effectively than we can provide similar services in branches.

St.George and BankSA customers are enthusiastically embracing our initiatives to improve electronic banking. Australians' use of St.George EFTPOS facilities more than doubled in the year to September 2000. In the same 12 months the number of Group internet banking registrations more than doubled, with total internet transactions increasing by 146 per cent and financial transactions growing by a huge 159 per cent. In the same period telephone banking registrations increased by 32 per cent with usage up by 21 per cent.



Our concerted effort to increase St.George and BankSA non-branch retail ATMs saw a 66 per cent growth in the 12 months to August 2000. And while the number of branded ATMs in branches and shopping centres remained stable over the same period, annual usage was up by 14 per cent to 6.6 million transactions per month. In other words, Australians are increasingly accepting electronic banking as a viable, convenient and easy-to-use way of meeting most of their banking needs.

BRANCH DESIGN

Our Best Bank initiative to differentiate the St.George and BankSA branch structure will satisfy our customers' varied needs. Where branch traffic is naturally high and there's a need for additional sophisticated products and which our customers can access the Bank. We're installing hundreds of additional PCs into branches which will give staff better and more focused leverage in cross selling. We're upgrading our Group Data Warehouse to ensure customer information can be more effectively mined and accessed.

In addition, we're spending more than $6 million to upgrade our interactive voice response system, internet and call centre functionality. By about May next year, our call centre consultants and investment advisers will have access to the clients' entire business relationship with St.George on a single screen. We'll also have a common interactive voice response system across the entire Group that will automatically place customer details onto a consultant's screen as a call comes through.


227
300
351
$m
Sept 96
Sept 97
Sept 98
Sept 99
Sept 00

OPERATING PROFIT AFTER TAX, OUTSIDE EQUITY INTERESTS AND BEFORE ABNORMALS

Operating profit after income tax, outside equity interests and before abnormals was $351 million, an 11.1 per cent increase from $316 million last year.

> "And the bottom line is that instead of costing $10 million and being delivered by July 2001, it will cost just $600,000 and be delivered in January 2001."

services such as commercial or private banking, we'll accommodate those through larger, full service branches known as Financial Service Centres. The vast majority of our current branches (Retail Banking Centres) will continue to offer the same products, services and dedication to customer satisfaction that they always have.

Supporting our Financial and Retail Banking Centres will be Automated Banking Centres that customers can use for more transactional or routine services. Many of these will be conveniently located where commuter traffic is high. It's all about allowing our customers to choose the different service levels they require while balancing our shareholder requirements for cost-effective delivery of those services.

Through Best Bank we'll be providing a more consistent and tailored service experience by improving our delivery channels, ensuring our product mix is more effectively priced and differentiated and broadening the channels through

VALUE-BASED PRICING

Driving these improvements is our desire to provide superior solutions to customers' financial needs. Our extensive research shows that flexibility and value-for-money, not price, are the key reasons customers choose our products.

This is demonstrated by our very popular Portfolio Loan which accounts for a significant portion of St.George's new mortgage business. A market leader, it's not our cheapest home loan, but is frequently requested and sold because of its flexibility to change as our customers' needs change throughout their life. It allows customers to draw on their home's equity for personal purposes from investing in shares, buying an additional property, even paying for their children's education. The Portfolio Loan focuses on total financial management. Customers can have up to 10 sub-accounts, for example, one for an investment property, another for share purchases and the like. The Portfolio Loan provides cheque, internet, credit card, phone banking, ATM


501
709
$m
Sept 96
Sept 97
Sept 98
Sept 99
Sept 00

UNDERLYING PROFIT

EXCLUDES THE EFFECTS OF INCOME TAX, BAD AND DOUBTFUL DEBTS, GOODWILL, YEAR 2000 EXPENSES, GST IMPLEMENTATION COSTS AND ABNORMALS.

Underlying profit increased 5.4 per cent to $747 million from $709 million last year.

and EFTPOS access while earning interest on credit funds. Its popularity comes from its flexibility to help customers manage and develop wealth opportunities.

The Portfolio Loan's take-up confirms that value, not price, is the driver for our customers' product selection. That's why we're introducing value-based product pricing and packaging right across the Group. Very simply it's the pricing that reflects the value of products and services. It has nothing to do with fee increases. In fact, it's a total reorganisation of our fee structure which means that some customers will be paying fewer fees once these changes are in place.

BUSINESS BANKING

During our Best Bank review process, it became clear that we needed to dedicate more focused resources to the small business market. This group comprises some of our most loyal customers. We consider this market very important to our success however, during our Advance Bank integration, we lost some of our focus on this area. To address this we're establishing a new small business services unit in our Personal Banking division. This initiative will have dedicated business bankers who can tailor specialist advice for small business customers to better manage their finances and build wealth.

From an operations and technology viewpoint, when St.George bought Barclays Commercial Bank in 1994, we acquired an excellent computer system to manage this segment's banking. While it has the bells and whistles our business customers love, it couldn't 'talk' to our retail computer system and prevented our business customers from having a genuine transactional relationship with St.George in most branches.

Building a system for more comprehensive relationships with our business customers has been a high priority. However, the estimated $10 million cost remained an obstacle as the higher mass of retail customers' needs took priority. The redesign process solved this issue beautifully. Instead of migrating our business customers to the retail computer system, we're building an ingenious and effective bridge between the two systems. And the bottom line is that instead of costing $10 million and being delivered by July 2001, it will cost just $600,000 and be delivered in January 2001. From early next year, instead of having full transaction capability in only 13 St.George commercial and business branches, our business customers will be able to transact at any of St.George's and BankSA's combined 400-plus branches as well as having access to internet and telephone banking services.

INVESTING IN TECHNOLOGY

Of course, none of these initiatives could work without a significant investment in technology. By applying the disciplines from Best Bank we'll gain some major technological leaps we otherwise wouldn't have achieved. For the past three years our technology investment has focused on successfully completing the Advance Bank integration, addressing Y2K and GST and investing in a few internet projects. But we weren't investing in real systems improvements. We plan to spend $56 million over the next 12 months to upgrade our systems to improve products, processes and staff tools.

With our underlying disciplines intact, the real benefit will be in increasing revenues as much as cutting costs and improving our customers' experience with St.George. Over the year to September 2001 Best Bank will impact broadly on the organisation. The strength of our 12-month change program is that while its execution is challenging it is extremely well planned. Every element has been questioned and analysed against current practice before risk-assessed solutions were developed. The most exciting outcomes are our clarity of purpose, alignment with strategy and the fact that we can reduce ongoing day-to-day frustrations.

Ultimately we'll be able to offer customers the right financial choices, give expert advice and deliver innovative products more efficiently and effectively, no matter how our customers choose to interact with us. And by September 2001 we'll not only be the Best Bank we can be, we'll be significantly better in terms of our financial performance.

THE BOTTOM LINE

- **We are restructuring our branch network to better respond to customers' needs. We'll retain our branch footprint because we're committed to providing superior customer service. We'll retain our trading hours and most full-service rural branches. The result will be branches better equipped to provide customer solutions, with most customers doing their banking where they always have.**
- **During the year we rigorously analysed our product packaging and pricing. We will make improvements to the style and range of appropriately-priced products we offer. Our plan includes a better range of electronic banking alternatives for customer convenience and value.**
- **By building a clever bridge between our computer systems, our business customers will be able to transact at our 400-plus Group branches, plus have internet and telephone banking access for the first time.**
- **Most of our initiatives are driven by technology. We're investing $56 million over the next 12 months to ensure we effectively upgrade our systems to improve our products, processes and staff tools.**



TAKING CARE OF BUSINESS

Creating value through our people

Our Best Bank program will create significant organisational changes, revenue increases and bottom line savings. These benefits will come from boosting our operating effectiveness, investing in technology, adopting a proactive sales culture and pricing products more appropriately to boost revenues.

Some of the changes seem small in themselves, but when extended across the network, result in significant time, cost and efficiency savings. For example, a single Best Bank initiative will save branch officers one minute from completing a multiple transaction. That not only saves customers a minute of their time, but when measured across the network, equates to an efficiency improvement of 2000 hours per month.

OUR PEOPLE

No matter how much our industry is changing, we remain a people business. Our staff are key stakeholders in ensuring St.George's success. We recognise that we'll retain good people, as long as we provide appropriate support. That means training staff well, giving them the tools to effectively do their jobs and ensuring that they're happy in their roles.

Through Best Bank we undertook a program to carefully manage the number of staff being hired. It was important to keep our staff numbers stable as we worked through the efficiency issues. Knowing that some full-time positions would go, we naturally wanted as few people as possible to be affected by the changes. It's not only hard to say goodbye to valued staff, it's expensive to employ and train each new person, so it makes commercial sense for us to retain and develop skilled staff. In light of this and as part of Best Bank, we're introducing more staff training, much of it online.

During the year we also undertook many staff initiatives not related specifically to our redesign.

"We introduced a new system linking managers' remuneration to the financial goals I've set with the Board. And as part of negotiating a new enterprise agreement for St.George and BankSA staff, we had high-level discussions with the Financial Services Union (FSU). As these occurred during the Best Bank program, we explained the elements of redesign in broad terms. While the FSU had some concerns regarding the number of redundancies, we worked with them to resolve these issues.

We're continuing to work on keeping our staff motivated because they're the ones interacting with customers and, to a great degree, are responsible for our customers' experience with the Bank.

motivated, energetic people in the room. The conversation was vibrant and revolved around business opportunities and what they could do for customers. They were exploring ideas and concepts and were really excited about Best Bank. They could see how, by accelerating development of some systems and tools, we'd become more customer-responsive. They are driven by their customers' needs and improving their bottom line. It's exciting to see our people so dedicated to really understanding our business, our customers and what makes a profit. They know how to maintain the return on capital and the efficiency ratio. And we're giving them the opportunity to fly.



3.52 2.98 2.84 2.77 2.70 %

Sept 96 Sept 97 Sept 98 Sept 99 Sept 00

INTEREST MARGIN

Interest Margin reduced to 2.70 per cent compared to 2.77 per cent last year.

"The St.George Group brands are not just trade marks, they're trust marks."

St.George has terrific, motivated people who are enhancing our reputation as a trusted brand. While banks are often not held in high regard, the St.George Group continues to record higher customer satisfaction levels than other financial institutions. We know this because independent customer surveys consistently rate our customer satisfaction higher than our competitors.

Our own surveys support these figures. In Treasury, for example, 85 per cent of customers say they are more than happy with their relationship. Other indicators of customer satisfaction come through unprompted congratulations. I've been heartened by the number of customers who have nominated our staff for our Star Awards for excellence, which I talked about extensively in last year's report. Such thanks indicate how successful these employees are in offering quality solutions.

UNDERSTANDING AND MANAGING RELATIONSHIPS

I recently attended a corporate business banking function in the Sydney CBD. The staff were celebrating passing $1 billion in lending. There were around 60

In commercial and business banking we've invested in helping our people evaluate mutual business opportunities and follow through with customer solutions. They've learnt skills in understanding and managing relationships, gaining insight into what actually makes a relationship work. These aren't simple things like maintaining phone contact. They are more complex such as formalising a joint relationship plan and monitoring goals, of really building partnerships with customers and becoming trusted advisers. This customer focus program has been so successful that we're expanding it across the entire Group to help our people develop relationships that will endure.

GROWING AND STAYING ON TOP

Our focus on customers is what drives our organisation. While many of us have been deeply involved in the Best Bank program, we've continued building our business base, capturing strategic opportunities and meeting our customers' needs in unexpected and dynamic ways. Take BankSA, for example.



16.7 19.3 24.7 29.4 32.0 %

Sept 96 Sept 97 Sept 98 Sept 99 Sept 00

OTHER INCOME TO TOTAL OPERATING INCOME

Other Income to Total Operating Income increased to 32.0 per cent from 29.4 per cent last year reflecting growth in managed funds income and increased product fees and commissions.

Although there are 40 banks and credit unions in South Australia, our BankSA franchise holds the number one position in the State. BankSA boasts extremely high customer satisfaction levels at 81 per cent for the Bank overall.

While South Australia has the lowest employment growth in the country, business is robust and the State's export performance, particularly with fishing and wine, is growing faster than the national average. BankSA's strong commercial unit has captured more than 20 per cent of this business market.

BankSA services its 500,000 South Australian customers through 119 branches, the largest branch presence in the State. A further 161 agencies situated in newsagents, hardware stores, pharmacies and petrol stations provide most normal branch facilities in an environment where customer confidentiality is maintained. BankSA also has a healthy franchise in the Northern Territory. Always looking for business opportunities, BankSA recognised and has been responding to a genuine customer need in rural Victoria. Over the past two years it has developed a dual branding presence with St.George in rural Victoria's Horsham, Warrnambool, Shepparton, Ballarat and Mildura. Providing important services to the rural community, BankSA has also established electronic banking agencies in 10 nearby small towns that didn't have a bank presence.

These agencies are BankSA managed and dual-branded because the Group's rural banking expertise sits in BankSA. Our initiative of expanding into this region is already paying off with more than $50 million in loans, a substantial deposit business and numerous cross-sell referrals between the two brands. There's a tremendous, largely untapped market in these rural areas, and with the St.George Group presence as credible and friendly, the potential to continue developing this market is strong.

"While banks are often not held in high regard, the St.George Group continues to record higher customer satisfaction levels than other financial institutions."

BRINGING THE CUSTOMER INTO FOCUS

While customer satisfaction remains a number one priority, we're determined to deliver sound financial results for our investors. Banks that focus on customers understand that they are not all the same. Not only are there customer segments that need specialised attention, but within those segments there are a range of people who have very different and specific needs.

This customer focus has helped us bridge the path between personal and investment customers. All our customers reach a point in their lives when they need to focus on building and securing their financial future. We're addressing these needs through our investment advisers, financial planners and private bankers. I'll talk about this more in the following pages.

Satisfying customers continues to drive our activities. We recognise that if we have our customer in clear view every time we expend resources, then the revenues will follow. We recognise that the St.George Group brands are not just trade marks, they're trust marks. We'll continue building on those strengths because they generate such positive feelings in the market place.

The St.George Group brands are warmly accepted by the community. Perhaps it really says something about us – that we're friendly, a little unconventional and bold enough to tread a different path. Those who partner with us in creating customer solutions certainly admire these attributes. And our customers appreciate the way we're going all out to enhance their experience with us.

THE BOTTOM LINE

- Since completing the merger integration last year, we've been recovering our traditional position as number one in customer service. Independent surveys consistently rate our customer satisfaction levels higher than our competitors.
- By making customers the centre of everything we do, we'll provide a more responsive and seamless service, right across the Group. We recognise that there's a strong correlation between staff satisfaction, customer satisfaction and customer retention, so we're continuing to provide appropriate staff support including improved training, better tools to effectively do their roles and ensuring they're happy in their jobs.
- One of the most dramatic changes from our redesign program is that we will automate, simplify and even eliminate a huge number of inefficient processes. This will allow significant cost savings. More importantly, it will dramatically increase the time our staff have available to focus on their customers. While customer satisfaction remains our number one priority, we are driven by our need to deliver sound financial results for our investors.

CREATING WEALTH

Solutions that make dollars and sense

As a leading financial organisation, St.George has a social and ethical responsibility to help clarify the huge range of products the financial market provides. Customers have an overwhelming range of investment options from the hundreds of thousands of financial products available worldwide. At St.George we can be the financial organisation of first choice by understanding our customers' specific financial needs and guiding them through this maze of investment opportunities.

Our Investment Services division is changing the way we work with our customers. Our goal is to build and secure their financial futures and this forms an integral part of our ongoing customer relationships. We're doing this by focusing on customer solutions, rather than products, and by providing the relevant wealth creation responses to address our customers' disparate needs.

The way we're delivering our services recognises that not all customers are the same. Some require readily accessible standard solutions to help them meet their goals. Others require a higher degree of expert advice. To meet our customers' varied demands, Investment Services Private Wealth Management group will offer a segmented range of advice. Investment advisers are being located in our branch network to provide easy-to-access investment solutions. In our larger branches and the new Financial Service Centres, St.George financial planners will be on hand to address our customers' needs as they become more complex. Our Private Bank will provide solutions for customers who have the most complex financial needs.

Independent financial advisers will also benefit from this holistic approach. The essence of Sealcorp's services is its ability to aggregate, or bring together, customers' financial affairs. We've provided Sealcorp's advisers with the most sophisticated tools and services available, enabling them to provide the best possible solutions for their customers. We're continuing to leverage the new technology both within Sealcorp and our recent investment in WealthPoint (the new name of Bourse Data Limited).

St.George is one of the few Australian financial organisations with the in-house capabilities to provide a full range of wealth creation services. We do this through our 90 (and quickly growing), hand-picked investment advisers and 70 financial planners. We also serve the independent financial advisers market, and enjoy strong strategic alliances with companies such in Stockford Limited in which we have made a recent investment.

> "St.George is one of the few Australian financial organisations with the in-house capabilities to provide a full range of wealth creation services."

BUILDING WEALTH

WealthPoint is one of our most promising internet-based alliances. We made an eight per cent investment in Bourse Data, now known as WealthPoint Limited, in March 2000. Through an options and share exchange deal, St.George sold Assirt and Quicktrade to WealthPoint. The deal allows St.George to own up to 70 per cent of the company in the future. Assirt, formerly in Sealcorp, is a leading provider of planning and practice management tools for financial planners, as well as research and ratings on Australian listed companies and managed funds. Quicktrade is St.George's online discount sharebroker.

WealthPoint currently provides sharemarket information and analysis



tools, share settlement and superannuation administration services. Combined with Assirt and Quicktrade, WealthPoint will be unique in providing customer solutions. Its core concept is wealth aggregation, that is, putting all a customer's relevant financial details in one place. Our experience in running Asgard, one of Australia's most popular and profitable master funds, confirms just how much customers appreciate receiving an aggregated picture of their investments.

Our goal is to be number one in helping customers build and secure their financial futures. It's a simple objective, but due to the complexities of our customers' needs, a challenge. As an online financial services business, WealthPoint will help customers manage their banking, insurance, share trading, managed funds, superannuation and even frequent flyer points. It will work by drawing investors a meaningful and coherent picture of their total financial situation. It will give them the information and ability to buy and sell 'best of breed' products and investments online from a broad range of companies, not just the St.George Group.

St.George, through Sealcorp and WealthPoint, is committed to putting investors in touch with advisers and helping them provide high service levels to their clients. The intermediary groups that can benefit from its services include financial planners, stockbrokers, mortgage brokers, private bankers and investment advisers. WealthPoint offers the information and tools for them to provide a holistic service to their clients while making their own businesses more efficient and profitable.

INVESTMENT SOLUTIONS

The St.George Group works on building a matrix of cross-selling opportunities. The value chain is an important part of our thinking. We know that customers will pay for flexibility, so although we may not always be the cheapest in the market, we'll give our customers what they want.

One structural change we made last October was uniting Commercial Banking with Group Treasury and Capital Markets to stimulate cross-sell opportunities. This change recognised the increasing financial sophistication of our smaller end corporate and middle market customers, with turnovers of between $2 million and $50 million a year. The new structure allows us to better manage these banking and risk management relationships.

Under one roof we now offer corporate and business banking facilities, trade finance, leasing and auto finance, big ticket property finance, debtor's finance through Scottish Pacific, e-bank for commercial customers and traditional treasury activities such as foreign exchange, money market derivatives and risk management products. In a few instances we even provide development capital for start-up companies prior to being listed on the ASX.

"Understanding both sides of our customers' balance sheets is critical to creating an investment solution that builds and secures their future."

SECURITISATION

St.George is one of the top three banks in Australia in securitisation (the packaging and on-selling of loans to bring cash into the business and remove risk from our book). While international market conditions weren't as strong as last year due to the cost of basis swap between US and Australian dollars, we remain one of the top international securitisation players. In April 2000 we received The Australian Financial Review Award for the Best Mortgage Backed Securities Deal by an Australian Issuer for our US one billion dollar Global Trust No.1 deal released internationally in September 1999. Our domestic securitisations have also been


APF $b
1.7
1.8
2.6
OTHER FUNDS MANAGEMENT $b
7.2
SEALCORP $b
TOTAL $b
Sept 96
Sept 97
Sept 98
Sept 99
Sept 00

MANAGED FUNDS

Managed Funds increased to $13.1 billion from $10.7 billion last year reflecting continued strong growth in SEALCORP funds.


%
Sept 96
Sept 97
Sept 98
Sept 99
Sept 00

EXPENSE TO INCOME RATIO %
EXCLUDES GOODWILL AND ABNORMALS

Expense to Income Ratio (excluding goodwill and abnormals), was 58.2 per cent compared to 58.3 per cent last year.

highly successful. In fact, our $571 million auto-backed security won the Australian Structured Deal of the Year Award from global magazine Instro in March 2000. What makes this particularly exciting is that the award was judged by both institutional investors and peers. We gained the edge by responding well to market conditions and investor requirements. The deal remains the largest structured auto-backed securities deal ever done in Australia. I am very proud of that.

HELPING SMALL BUSINESSES

Adding value to our portfolio, we purchased 100 per cent of Scottish Pacific Business Finance in May 2000 for $42 million, of which $10 million is to be paid on a deferred basis. Scottish Pacific is Australia's leading small-to-medium enterprise (SME) cashflow finance organisation. One of its great strengths is its leading edge internet-based system enabling it to efficiently and profitably provide factoring, invoice discounting and working capital to SME businesses to help them manage their finances and grow.

Internationally cashflow finance is a huge industry with volumes in excess of US$574 billion per year. With the GST introduction, this form of working capital finance has become even more attractive as a cash management survival tool for small businesses and promises good revenue streams for the Bank.

In June 2000 Scottish Pacific was rated one of the world's best international factoring companies. Members of the 150-strong world-wide factoring network, Factors Chain International, rated Scottish Pacific as the second best import factorer in the world based on a range of criteria including debtor administration service standards, communication, turn around times and acceptance of credit risk. Scottish Pacific, with a $2.5 billion annual turnover, received a competency rating of 87.3 per cent, just 0.9 per cent behind the winner Deutsche Factoring Bank. We're very proud of this exceptional achievement on the world stage that confirms our success in partnering with quality organisations.

This year we also picked up some big business from the majors. By showing potential customers ways to reduce costs and increase revenues, we gave them a compelling reason to place their business with us. Importantly we're winning new business in commercial banking resulting in strong lending growth, a low expenses ratio and a substantial increase in fee income.

HELPING LAUNCH NEW BUSINESSES

St.George is one of the few banks committed to helping new businesses by providing venture capital. We established a $20 million development capital fund back in 1996 and recently launched the St.George Development Capital 2 Fund for $69 million. Our people are supported in assessing a company's value by a sophisticated diagnostic tool, the Bell Mason Diagnostic developed in California. St.George has exclusive rights to use this diagnostic in Australia.

It works like a rating report, assessing all the attributes that drive successful companies. This diagnostic, is so tough that of the 960 start up companies we assessed, we only invested in seven. Not only are we helping disciplined entrepreneurial companies to fly, from a shareholder's perspective we're confident we're managing our risk well.

Understanding both sides of our customers' balance sheets, their assets and liabilities, their needs and risk preferences, is critical to creating an investment solution that builds and secures their future. When we do fully understand our customers' financial position, their banking business comes to life. Our challenge is to continue finding new ways to satisfy the changing financial needs of our customers as they move through phases of simple investment to wealth creation and management.

THE BOTTOM LINE

- **We're improving our customers' experience with the Group and adding value to their financial goals. We're on-track to offer customers the right financial choices, give expert advice and deliver innovative products – no matter how they choose to interact with us.**
- **In March 2000 we made an eight per cent investment in online financial services business Bourse Data, now known as WealthPoint. As part of our wealth creation strategy, WealthPoint will help customers manage their banking, insurance, share trading, managed funds, superannuation and even frequent flyer points from one place.**
- **The value chain is an important part of our thinking. Our customer segmentation activities will ensure we coordinate our customer relationship management across the Group. This will ensure less duplication, more appropriate targeting of cross-sell opportunities. We'll also be providing a more consistent and tailored service experience.**
- **Adding value to our portfolio, we bought 100 per cent of Scottish Pacific, Australia's leading small to medium enterprise cash-flow organisation. We're one of the few Australian banks committed to help entrepreneurial companies fly.**
- **We recently launched a second development capital fund for $69 million to support start-up companies. Our rigorous assessment via our exclusive diagnostic ensures that we not only make money, but manage our risk well.**






st.george
loan
credit cards


Statement of Account
EVERYDAY BASIC

PARTNERING FOR PROFIT

Capitalising on opportunities

When it comes to e-commerce, we're ahead of the pack. We recognise we don't need to invent our internet solutions. We don't need to own 100 per cent of associated businesses to generate the right income for the Group.

We're using the internet to enhance service delivery for traditional banking, as are all financial institutions. Our points of difference are that we're developing strategic alliances with proven and experienced internet providers to improve service efficiency and gain access to new markets. In addition we're developing tailored e-commerce products where there's a market gap that can't be filled externally.

Our internet investments are only valid if they bring life to our customer solutions strategy. The internet is about providing alternative cost-effective ways of serving our broad range of customers and meeting their diverse and specific needs. They're all exciting propositions that have great potential to build our customer base and increase revenues.

I'm personally overseeing St.George's e-commerce strategy because it impacts the whole Group and enables us to provide profitable, value-added services to our entire business. We've always been a relationship-driven bank and the partnerships we've made will help us expand our net capabilities while ensuring our customers derive maximum benefits from our services.

OUR STRATEGIC PARTNERSHIPS

Over the past few years we've concentrated on developing alliances and creating innovative new vehicles. We don't need to use our intellectual resources when we can partner with companies that already have bottom-line and customer-response track records. As the Internet and intranets blend, it's the companies that collaborate that will create wealth and convenience in ways not previously possible.

"One of St.George's benefits is our size. Because we're smaller and more agile, we can respond more quickly and decisively to opportunities as they arise."

Our three major e-commerce strategies are being developed separately, but to achieve the same customer-focused outcomes. Through our small-to-medium enterprise (SME) strategy we're providing internet solutions to business customers. Through our investment in Autobytel, we're making it easy for customers to purchase cars cost-effectively on the internet. Through our investment in Bourse Data (now WealthPoint), our customers will be able to gain a full picture of their financial affairs and manage them via the internet.

One of St.George's benefits is our size. Because we're smaller and more agile, we can respond more quickly and decisively to opportunities as they arise. This strength is clearly illustrated in the way our strategies have been embraced by those who really understand the e-commerce world. That's why innovative, market-savvy internet companies approach us to be their partners.

E-COMMERCE ALLIANCES

I talked about some of our e-commerce alliances last year. Our recently announced partnership with Autobytel, the world's biggest online car sales organisation, is an exciting addition. Autobytel sells around 500,000 cars a year via the internet in the US, UK, Europe, Scandinavia and Canada.

St.George is not only partnering with Autobytel in Australia, but is launching it to our extensive car-dealer base. This product takes the stress out of car buying by researching the market, guaranteeing customers the lowest price and confirming the deal, including finance. If customers like the car once they've seen and driven it, the sale is completed as per the online agreement. Key equity holders in our Autobytel investment include the Trading Post and the RACV, which were selected for the value they could add to the business.

Our partnership with Ctel Technologies was forged in December 1999 when we bought 12 per cent of this Adelaide-based e-commerce payments business. Our Ctel investment gave us immediate access to the payments area and a strong base from which to jointly develop products and expand our market into the merchant, utilities and corporate areas.

In March 2000 we forged another strategic partnership when we purchased 20 per cent of MarketBoomer, an innovative company that will enhance our internet capability. It's a dynamic technology e-procurement company using best price bidding for people to buy and sell goods on the internet.

As part of our strategy to provide customers with best-of-breed choice, St.George bought an 18 per cent stake in Netxsurance in mid-2000. Netxsurance offers online price and feature

comparisons of insurance products from a range of leading Australian insurance companies. It offers real-time fulfilment in that customers can select their preferred product, buy online and be covered from the moment of purchase.

IN-HOUSE INTERNET DEVELOPMENTS

Delivering e-commerce solutions is a part of our daily business. Our financial markets area is carving a niche as the best Australian bank for innovative risk management solutions. We've stolen the march on our competitors with Risk Navigator, our in-house developed, tailored specialised risk management software that enables customers to work on and create their own risk

piloted in Queensland and Victoria was 'dragonsaver' which combined very competitive rates with very convenient phone and internet access. The pilot has been a tremendous success, and during the next few months we will be evaluating expanding the pilot.

These are just some of the innovative partnerships and products we're currently exploring as we take our place in the expanding cyber world. They remain part of our ongoing commitment to provide customers with versatile financial solutions to help expand their wealth and financial opportunities.

We recognise the way forward is about getting the balance right. Our challenge is to continue providing progressive,

"Our internet investments are only valid if they bring life to our customer solutions strategy."

management strategies. In parallel we're sponsoring Austrade finance workshops to help educate customers on trade finance and foreign exchange requirements. This, in turn, has led us to new and expanding markets from this internet sophisticated community.

Consistent with our focus on innovation, we are launching a new strategy called 'dragondirect'. This strategy is about offering customers convenient and flexible products available by phone or the internet only. Our first product

technology-driven services without losing sight of our customers' comfort with traditional people-based services. We're big enough to have the products, capability and technology of other banks, but small enough, agile enough to respond and adjust. Our priority is to provide the best customer solutions while ensuring strong shareholder returns.


0.47 0.18 0.13 0.10 0.07
% OF RECEIVABLES
74 65 49 37 26
NET NON-ACCRUAL LOANS $m
Sept 96 Sept 97 Sept 98 Sept 99 Sept 00

NON-ACCRUAL LOANS

Net Non-Accrual Loans were $26 million compared to $37 million last year.

Net Non-Accrual Loans represent 0.07 per cent of the net receivables down from 0.10 per cent last year.


2.36 2.02 1.98 2.09 2.11 %
Sept 96 Sept 97 Sept 98 Sept 99 Sept 00

EXPENSE TO AVERAGE ASSETS RATIO

Expense to Average Assets Ratio (excluding goodwill and abnormals), was 2.11 per cent compared to 2.09 per cent last year.

THE BOTTOM LINE

- The St.George Group is focused on providing time and cost-effective e-commerce solutions wherever there's a need. We do more than provide internet-enabled banking. We have a finely tuned strategy that targets specific markets. We don't need to reinvent the wheel. If the product or service is available, we'll buy it in. If it's not, we'll develop it ourselves.
- During the past 12 months we bought into a series of companies that provide quality support to our productivity. Netxsurance, MarketBoomer and C-Tel are some of our e-commerce alliances. Our investment in Autobytel also promises to broaden our market profitability.
- Risk Navigator and dragondirect are in-house developed e-commerce solutions that are proving to be extremely popular with customers. Our investment in WealthPoint will provide us with a genuine and imaginative solution to our customers' wealth creation needs.

THE RIGHT EQUATION Making it count

In the previous pages I've presented a snapshot of some key St.George Group activities over the 2000 financial year. We have another active period ahead as we implement our Best Bank action plans, keep focused on providing customer solutions and build our market share. I remain strongly dedicated to ensuring we change our customers' and staff's experience, to make things simpler and better.

I've talked at length about our commitment to help our customers better understand and manage their finances, to ultimately build wealth and prosperity. I believe that, as a financial institution, we also have a major role in helping shareholders – of any organisation, not just St.George – to get a handle on understanding balance sheets.

It's difficult to explain in simple terms because accounting standards demand complex explanations that are often only fully understood by economics or accounting professionals. That's why, as part of wrapping up 'the sum of us' for financial year 2000, we've decided to spell out, in user-friendly terms, the core components of what makes up our reporting for the year.

We hope that the following tables and explanations help you generate a more complete picture of our financial status. As we move forward – enhancing our products and systems, building strong wealth creation capabilities and capitalising on opportunities – we'll continue to focus on growing our shareholders' equity.

NET INTEREST INCOME

The Group's net interest income comprises interest income earned from lending and investments minus the interest expense incurred on deposits and borrowings.

Net interest income increased by 2.9 per cent to $1,172 million (1999: $1,139 million). This was adversely impacted in the first half of the year by market conditions relating to Y2K and uncertainty about interest rate increases. These conditions caused the Bank's interest spread, that is, the difference between the Bank's funding and lending costs, to contract to 2.58 per cent (1999: 2.64 per cent).

OTHER INCOME

This income category comprises the fees we get from our lending activities, managed funds, products, service and commissions. It also includes dividend income, profit on the sale of treasury securities, foreign exchange earnings, trading securities income and other sources such as rental income.

Other income this financial year was $552 million (1999: $475 million). The 16.2 per cent increase is primarily due to improving fee income from deposit products, funds transfer and managed funds, reflecting the growth in these areas.

SELECTED FINANCIAL DATA

	($m) 2000	($m) 1999
Operating income		
Net interest income	1,172	1,139
Other income	552	475
Total operating income	1,724	1,614
Operating expenses	1,003	941
Total operating profit (before bad debts, goodwill amortisation and abnormal items)	721	673
Bad and doubtful debts	50	45
Goodwill amortisation	101	107
Operating Profit before abnormal items and income tax	570	521
Income tax expense attributable to operating profit before abnormal items	219	205
Operating profit (before abnormal items) after income tax	351	316
Preference dividends:		
- Depositary capital securities (DCS)	36	33
- Convertible preference shares (CPS)	32	32
Operating profit (before abnormal items) after preference dividends	283	251
Abnormal profit / (loss)	(27)	(153)
Tax expense/(benefit) attributable to abnormal items	(30)	6
Net abnormal profit / (loss)	3	(159)
Profit available to ordinary shareholders	286	92
Profit Reconciliation		
Operating profit - per Profit and Loss Statement (p.45)	354	157
Reconciled as follows:		
Profit available to ordinary shareholders (as above)	286	92
Preference dividends - DCS and CPS (as above)	68	65
Equals to:	354	157

+ Income stream diversification continues to improve with the percentage of other income to total income increasing to 32.0 per cent (1999: 29.4 per cent).
+ The non-interest income from our financial market includes gains and losses we made on foreign exchange and derivative transactions.
+ The securitisation service fees come from the management service we provide to securitisation trusts and the margin between the interest rate paid by borrowers and the interest rate received by investors.

The growth of our managed funds fee income, to $140 million (1999: $103 million), is a result of the solid growth in funds under management. During the year these grew by 22 per cent to $13.1 billion (1999: $10.7 billion). Investors' ongoing shift away from bank deposits to managed fund products will continue to provide strong growth opportunities in this area. St.George's managed funds activities are principally through Sealcorp, Advance Asset Management and KPMG Financial Services. We also have a growing force of St.George financial planners and investment advisers.

OPERATING EXPENSES

The Group's total operating expenses before goodwill amortisation, (see below) were $1,003 million (1999: $941 million), an increase of 6.6 per cent. Other expenses are primarily administration, marketing and telecommunication expenses and finance charges.

BAD AND DOUBTFUL DEBTS

St.George charged $50 million (1999: $45 million) of bad and doubtful debts to the 2000 profit and loss statement, representing the same 0.1 per cent of the Group's average assets as last year. This low level of bad and doubtful debts indicates the excellent credit risk management employed by the Bank.

GOODWILL

Goodwill can best be described as the future economic benefit derived from intangible assets. It includes such things as customer loyalty, market penetration and effective advertising. Goodwill also

OTHER INCOME

	($m) 2000	($m) 1999
Financial markets income	21	31
Product fees and commissions		
- Lending	79	74
- Other products	225	188
Managed funds	140	103
Securitisation service fees	40	21
Other	47	58
Total	552	475

OPERATING EXPENSES

	($m) 2000	($m) 1999
Staff	518	481
Computer and equipment costs	159	155
Occupancy costs	111	102
GST costs	17	1
Other	198	202
Total before goodwill	1,003	941

ABNORMAL ITEMS

		($m) 2000	($m) 1999
Profit on sale of businesses		85	-
Capital gains tax effect		2	-
	(i)	83	-
Unrealised gain on revaluation of Advance Property Fund units		23	-
Capital gains tax on revaluation of Advance Property Fund units		8	-
	(ii)	15	-
Goodwill write-off (no income tax effect)	(iii) (vi)	(13)	(159)
Redesign restructuring costs		(115)	-
Income tax expense / (benefit)		(40)	-
	(iv)	(75)	-
Write off of investment in Research and Development (R&D) syndicates	(v)	(7)	-
Profit on sale of shares		-	16
Income tax expense / (benefit)		-	6
	(vi)	-	10
Loss on revaluing investment properties	(vi)	-	(10)
Summary			
Gross abnormals		(27)	(153)
Tax expense / (benefit) attributable to abnormal items		(30)	6
Net abnormal gain/(loss) after tax		3	(159)



represents the value generated from combining businesses, such as savings made from merging branches. Goodwill is the excess of the amount we pay to buy a business over the fair value of that business's identifiable net assets. The bulk of St.George's goodwill was created by the 1997 merger with Advance Bank.

GOODWILL AMORTISATION

Accounting standards require that goodwill be amortised, or spread out, over a period not exceeding 20 years. The rationale for amortising goodwill is to match the expense of acquiring the goodwill over the period of time in which the benefits of that goodwill are expected to be realised, rather than up front when the payment is made.

A company's obligation to amortise goodwill is often confusing to shareholders because it is an accounting entry only and does not correspond to a cashflow. This is because the goodwill was created at the time of the original merger or acquisition.

As goodwill amortisation is not a cashflow in the current year, many professional equity analysts believe that profit before, rather than after goodwill amortisation provides a more appropriate reflection of the Bank's current profitability.

ABNORMAL ITEMS

Abnormal items are revenues and expenses that are judged to be abnormal due to their size and their effect on the results. These items are reported separately to avoid distorting the level of normal operating profit. Any tax expense or benefit relating to each abnormal item is also reported separately. The abnormal profit after tax for the year totalled $3 million (1999: a loss of $159 million).

(i) Profit on disposal of businesses

During the year the Group sold its interest in Assirt Pty Limited and Assirt Software Pty Limited (Assirt). This disposal included the Group's interest in Quicktrade. The Group received 100,744,667 fully paid Bourse Data (now know as WealthPoint Limited), convertible preference shares as consideration for its interest in these businesses. The convertible preference shares have been valued at $1.20 per share. This resulted in a profit on disposal of $85 million before capital gains tax (CGT). The CGT only relates to the disposal of Quicktrade to Assirt Pty Limited. No CGT is applicable on the sale of the businesses to WealthPoint Limited as the transaction is a scrip for scrip transaction and there is no intention to dispose of the convertible preference shares.

St.George and its wholly owned subsidiary Sealcorp will be working with WealthPoint to develop business opportunities based around a wealth management internet portal.

(ii) Unrealised gain on mark to market of Advance Property Fund (APF) units

As at 30 September 2000, APF was the subject of a takeover offer by Stockland Limited. The Group agreed to dispose of its interest in APF to Stockland in exchange for a combination of cash, Stockland stapled securities (equal number of shares and units that can't be separated) and options.

On this basis the Group's investment has been reclassified from 'other investments' to 'units held for sale' and the units have been marked to market resulting in an unrealised gain of $23 million.

A CGT liability crystallises at the date that the cash, option and share component of the stapled securities are exchanged for the APF units however, the CGT relating to the units offered as payment may be deferred as this is a scrip for scrip transaction. To be prudent St.George has provided $8 million for CGT in relation to the total profit as the Stockland units may be sold within the next year, realising the CGT liability.

Subsequent to year end, the units were sold to Stockland which held 94.5 per cent of all APF units as at the expiring of its offer on 30 October 2000.

(iii) Goodwill written off

As a result of Stockland's takeover of APF, Advance Asset Management Limited will lose its rights to APF's $950 million of funds under management and therefore its right to future income. Consequently, the Group has written off goodwill of $13 million relating to the 1997 acquisition of Advance Asset Management, which formed part of the Advance Bank Group.

(iv) Redesign restructuring expenses

Resulting from the Best Bank project the Group has committed to implement a significant number of redesign projects over the next year. We expect this to provide significant ongoing benefits to the Bank. The cost of the redesign project, which includes severance payments, consulting fees, implementation costs and other associated costs, is expected to be $115 million ($75 million after income tax). Only those costs that are incremental to the Group's normal operating costs and directly attributable to the Best Bank project have been included.

Redesign restructure expenses are deductible for income tax purposes, creating an income tax benefit of $40 million.

(v) Write off of investment in research and development (R&D) syndicates

St.George has resolved to terminate its investment in all of its R&D syndicates. Under the agreement, St.George will not seek to claim any further tax deductions after 15 September 2000. The total cost of these terminations is expected to be approximately $7 million.

(vi) 1999 Abnormal items

+ During the year to 30 September 1999, St.George sold 3,505,000 shares held in Data Advantage Limited for $16 million.
+ An abnormal expense of $159 million, mainly related to a write down in the value of goodwill, followed a review of the Advance Bank merger unamortised goodwill balance.
+ An abnormal expense of $10 million after income tax was recognised to reflect the reduced value of two of the Bank's investment properties.

DIVIDENDS

The Bank's Directors announced that the final dividend would increase to 29 cents (1999: 26 cents) to reflect the Bank's improved profit performance and outlook.

EQUITY SECURITIES

St.George has three different types of equity securities. These are Depositary Capital Securities (DCS), Convertible Preference Shares (CPS) and Ordinary Shares. The DCS and CPS have been issued to provide additional capital required by the Bank's regulators and debt investors in a cost-effective manner. This has been done to boost the returns to ordinary shareholders.

Each of these securities is paid a dividend according to their respective dividend entitlements. The dividends paid to holders of DCS and CPS have priority over the dividends paid to ordinary shareholders. DCS and CPS shareholders are entitled to a fixed dividend, unlike ordinary shareholders who receive a dividend as declared by the Bank's Directors.

In effect, ordinary shareholders are entitled to share in the profit that remains after the DCS and CPS dividends have been paid. 'Profit available to ordinary shareholders' is therefore an important measure of profitability for holders of ordinary shares.

DIVIDENDS

	(cents per share) 2000	(cents per share) 1999
Interim dividend	26	26
Final dividend	29	26
	55	52

The Bank's Directors announced that the final dividend would increase to 29 cents (1999: 26 cents) to reflect the Bank's improved profit performance and outlook.

OPERATING PROFIT AFTER INCOME TAX AND ABNORMAL ITEMS

	($m) 2000	($m) 1999
Operating profit after income tax and abnormal items	354	157
Less: Preference dividends		
- Depositary capital securities	36	33
- Convertible preference shares	32	32
Profit available to ordinary shareholders	286	92
Retained profits at the beginning of the financial year	40	187
Transfers (to)/from reserves	(1)	1
Total funds available to pay ordinary dividends	325	280
Less: Dividends - Ordinary shares	248	240
Retained profits at the end of the financial year	77	40
Net Dividend Cover Ratio for the year (Ordinary dividend / Profit available to ordinary shareholders)	87%	261%

EARNING PER SHARE (EPS)

	($m) 2000	($m) 1999
Operating profit (before abnormal items) after preference dividends	283	251
Plus: goodwill amortisation	101	107
Operating profit before abnormal items and goodwill	384	358
Profit available to ordinary shareholders (after abnormals and goodwill)	286	92
Divided by: Weighted average number of ordinary shares (millions)	455.68	461.85
Equals:	(cents)	(cents)
Earnings per share before abnormal items and goodwill	84.3	77.4
Earnings per share after abnormal items and goodwill	62.8	19.9

RETURN ON ORDINARY EQUITY (ROOE)

	($m) 2000	($m) 1999
Operating profit (before abnormal items) after preference dividends	283	251
Plus: goodwill amortisation	101	107
Operating profit before abnormal items and goodwill	384	358
Profit available to ordinary shareholders (after abnormals and goodwill)	286	92
Divided by: Average ordinary equity	2,771	2,935
Equals:	(%)	(%)
ROE before abnormal items and goodwill	13.9	12.2
ROE after abnormal items and goodwill	10.3	3.1

EXPENSE/INCOME RATIO

	($m) 2000	($m) 1999
Operating expenses	1,003	941
Divided by: Operating Income	1,724	1,614
	58.2%	58.3%

RATIO ANALYSIS

The following three ratios are useful in interpreting the financial information presented above and are indicative of the Bank's financial performance:

+ Earnings per ordinary share
+ Return on ordinary shareholders' equity
+ Expense/income ratio

Ratios are useful financial analysis tools. They enable investors to easily assess financial performance and conduct comparisons over time and between different companies. In order to calculate the most useful and relevant ratios, the appropriate measure of profit needs to be determined.

The ratios set out above have been calculated both before and after goodwill amortisation and abnormal items where applicable. This has been done because many analysts believe that profit before goodwill amortisation provides the most appropriate reflection of the Bank's current profitability.

EARNINGS PER SHARE (EPS)

The EPS ratio shows an ordinary shareholder's entitlement to current profits on a per share basis as a result of owning ordinary shares. EPS does not necessarily equate to the dividend per share as not all profits are paid out as dividends and some dividends can be paid out of amounts other than current year profits, such as retained earnings.

EPS is calculated by dividing the relevant operating profit figure by the weighted average number of ordinary shares.

The St.George Group earnings per ordinary share, before abnormal items and goodwill, increased to 84.3 cents (1999: 77.4 cents). Earnings per ordinary share after abnormal items and goodwill increased to 62.8 cents (1999: 19.9 cents). The earnings per share ratios improved in line with profit before and after abnormal items, and as a result of St.George's on-market share buy back which reduced the weighted average number of ordinary shares.

RETURN ON ORDINARY EQUITY

The return on ordinary equity (ROOE) shows the percentage return earned on average ordinary shareholders' equity after dividends are paid to DCS and CPS holders. The percentage is given as both before and after abnormal items and goodwill.

The ROOE is calculated by dividing the relevant operating profit by the average of the total equity held by ordinary shareholders.

The ROOE before abnormal items and goodwill increased to 13.9 per cent (1999: 12.2 per cent) and the ROOE after abnormal items and goodwill increased to 10.3 per cent (1999: 3.1 per cent). The improved returns were driven by higher profit before and after abnormal items, and as a result of the St.George on-market share buy back which reduced the average level of ordinary equity.

EXPENSE / INCOME RATIO

The expense to income ratio is calculated by dividing operating expenses by operating income and before abnormal items and goodwill amortisation.

The expense to income ratio for the full year decreased from 58.3 per cent to 58.2 per cent. This is a key ratio for showing the Bank's profitability and efficiency. In the 2000 year this ratio was adversely affected by the contraction of interest spread in the first half of the year, as explained earlier, and an increase in operating expenses. This was offset by healthy growth in other income.

The expense to income ratio improved significantly in the second half of the year from 59.9 per cent in the six months to March 2000 to 56.6 per cent in the six months to September 2000.



BILL OTT
Group Executive
Personal Banking
+ Branch Banking
+ Phone Banking
+ Merchant Services
+ Small Business Banking
+ Internet Marketing and Sales
+ Card Products
+ Liability Products
+ Insurance Products
+ Residential Lending
+ Consumer Lending



RICHARD CAWSEY
Group Executive
Investment Services
+ Advance Asset Management
+ Private Banking
+ Financial Planning
+ SEALCORP
+ Margin Lending



GREG BARTLETT
Group Executive
Institutional and Business Banking
+ Corporate and Business Banking
+ Commercial Finance
+ Property Finance
+ Structured Products
+ Group Treasury
+ Capital Markets
+ International
+ Securitisation
+ Scottish Pacific



LOU MORRIS
Managing Director
BankSA
+ Metropolitan Banking
+ Rural Banking
+ Commercial Banking (covering South Australia and Northern Territory)

POSITIVE DIRECTION









ED O'NEAL
Chief Executive Officer and Managing Director
+ Strategy and Internet
+ Managing Director's Office

CHRIS GILLIES
Group Executive Group Services
+ Human Resources
+ Marketing and Communications
+ Group Information Services
+ Corporate Relations

STEVE MCKERIHAN
Chief Financial Officer
+ Finance
+ Group Credit
+ Property
+ Group Audit
+ Balance Sheet Management
+ General Counsel and Secretary
+ Procurement

JOHN LOEBENSTEIN
Group Executive Information Technology
+ Architecture and Planning
+ Project Delivery
+ Production
+ IT Support Services

FRANK JOHN CONROY B Comm MBA
Chair
Frank Conroy, aged 58, is a professional company director. A former career banker, he joined the St.George Board in August 1995 and was appointed Deputy Chair in January 1996 and Chair in September 1996. Mr Conroy is Chair of Howard Smith Limited, Deputy Chair of Australian Pharmaceutical Industries Limited, a director of Futuris Corporation Limited and Santos Limited.

JOHN JAMES MALLICK AM
Deputy Chair
John Mallick, aged 66, joined the Board in August 1993 and was appointed Deputy Chair in September 1996. He has been involved in the insurance industry for 42 years and was the Managing Director of the Sun Alliance and Royal Insurance Group until his retirement in 1994. He continues to be a non-executive director of Royal Sun Alliance Australia Holdings Limited and Royal Sun Alliance Life Assurance Australia Limited and is also a director of Tyndall Australia Limited. Mr Mallick was President of the Insurance Council of Australia Limited in 1984 and Deputy President in 1981. He is also a past President of the Australian Insurance Institute. Mr Mallick is Chair of the Board's Audit and Compliance Committee and a member of the Nomination and Remuneration Committee. He is a nominee of the Board of Directors on the Bank's various staff superannuation funds and is a director of the Bank's funds administration subsidiary, Sealcorp Holdings Limited. He is also a governor of the St.George Foundation Limited.

EDWARD ASBURY O'NEAL BA MBA
Chief Executive Officer and Managing Director
Edward (Ed) O'Neal, aged 56, was appointed as the Bank's Chief Executive Officer and Managing Director in May 1998. Mr O'Neal spent 23 years with Chemical Bank, New York City, rising to the position of Vice Chairman and member of its Board of Directors. In 1992, he joined the Bank of Boston, initially as Group Executive and then as Vice Chairman where he was one of three senior executives overseeing that bank until 1997. Mr O'Neal is also Deputy Chairman of the Australian Bankers' Association.

LEONARD FRANCIS BLEASEL AM
Len Bleasel, aged 57, was appointed to the Board in May 1993. He is the Managing Director of the Australian Gas Light Company where his career spans 42 years. Mr Bleasel is Chairman of Elgas Limited and Natural Gas Corporation Holdings Limited (New Zealand) and is a director of Auscom Holdings Limited. He is also a member of the Business Council of Australia, Chairman of the Zoological Parks Board of NSW, a member of the Advisory Board of the Salvation Army and a trustee of the Committee for Economic Development of Australia. Mr Bleasel is Chair of the Board's Nomination and Remuneration Committee and is a member of the Audit Committee.

JOHN SIMON CURTIS BA LLB (Hons)
John Curtis, aged 50, was appointed to the Board in October 1997. Since 1987 he has been a professional company director and is currently the Chairman of Allianz Australia Limited and Deputy Chair of British American Tobacco Australasia Limited. He is a director of Air New Zealand Limited, Stadium Australia Management Limited, Perpetual Trustees Australia Limited, Ansett Holdings Limited and other public companies. Prior to 1987, Mr Curtis



was a main board director of Wormald International Limited and was responsible as a Chief Executive for its operations at various times in Australia, Europe and the Americas. He is a member of the Board's Nomination and Remuneration Committee.

GERI ETTINGER BA LLB
Geri Ettinger, aged 60, is a solicitor of the Supreme Court of NSW and High Court of Australia. She joined the St.George Board in 1987. Ms Ettinger is a Senior Member of the Administrative Appeals Tribunal (Commonwealth) and a Member of the Fair Trading Tribunal. She is a member of the Dispute Resolution Committee of the Law Society of New South Wales, a member of the New South Wales Product Safety Committee and a member of the New South Wales Medical Tribunal and Professional Standards Committees. Ms Ettinger was Chief Executive of the Australian Consumers' Association, publisher of Choice Magazine for 11 years and served on the board of the Australian Postal Commission from 1974 to 1982. She has also served on the Building Societies' Advisory Committee. Ms Ettinger is a member of the Board's Risk Management and Nomination and Remuneration Committees.

PAUL DEAN RAMSBOTTOM ISHERWOOD FCA
Paul Isherwood, aged 62, was appointed to the Board of Directors in October 1997. He is a former partner and National Chairman of Partners of Coopers & Lybrand, Chartered Accountants, his career with that firm spanning a period of 38 years. Mr Isherwood is Chairman of Stadium Australia Management Limited, Cordukes Limited and Recruiters Australia Limited and is Deputy Chairman of Howard Smith Limited. He is also a Director of Munich Reinsurance Company of Australasia Limited, NM Rothschild Australia Holdings Pty Limited and CRI Australia Holdings Limited. He is a member of the Board's Risk Management Committee.

GRAHAM JOHN REANEY B Comm CPA
Graham Reaney, aged 57, was appointed to the Board in November 1996. He is Chairman of Open Telcommunications Limited and a director of The Australian Gas Light Company Limited, Australian Rural Group Limited and Queensland Cement Limited. Mr Reaney's business experience spans 30 years during which he has held a number of senior corporate appointments, including Managing Director of National Foods Limited. Other former positions included Operations Director and Managing Director of Industrial Equity Limited, where Mr Reaney had responsibility for managing a range of businesses in the food and beverage and resource and service sectors. Mr Reaney is Chair of the Board's Risk Management Committee and is also a member of the Board's Audit and Compliance Committee and the BankSA Advisory Board.

JOHN MICHAEL THAME AAIBF FCPA
John Thame, aged 58, was appointed to the Board in February 1997, having been the Managing Director of Advance Bank Australia Limited from October 1986 to January 1997. His career with Advance spanned 26 years during which time he held a variety of senior positions. Mr Thame is Chairman of Permanent Trustee Company Limited and a director of AWB Limited, Centrelink, Reckon Limited and the Australian Geographic Group and is a part-time member of the Council of the National Museum of Australia. He is a member of the Board's Audit and Compliance and Risk Management Committees.



LEFT TO RIGHT
PDR Isherwood, GJ Reaney
JM Thame, FJ Conroy, EA O'Neal,
JJ Mallick, G Ettinger, JS Curtis,
LF Bleasel

PROFIT AND LOSS STATEMENT			1996	1997	1998	1999	2000
	Interest Revenue	$m	1,716	2,688	2,979	2,833	3,194
	Interest Expense	$m	1,098	1,704	1,821	1,694	2,022
	Net Interest Income	$m	618	984	1,158	1,139	1,172
	Other Income	$m	124	236	379	475	552
	Bad and Doubtful Debts Expense	$m	30	45	47	45	50
	Operating Expenses	$m	448	790	999	1,048	1,104
	Operating Profit before Income Tax	$m	264	385	491	521	570
	Income Tax Expense	$m	98	157	190	205	219
	Operating Profit after Income Tax	$m	166	228	301	316	351
	Outside Equity Interests	$m	(1)	(1)	(1)	-	-
	Abnormal Items (net of tax)	$m	(6)	-	(78)	(159)	3
	Operating Profit after Income Tax and Abnormals	$m	159	227	222	157	354
	CPS and DCS Dividends	$m	11	40	67	65	68
	Operating Profit after CPS and DCS Dividends	$m	148	187	155	92	286
	Return on Average Assets						
	- before abnormals and goodwill	%	0.95	0.84	0.91	0.94	0.95
	- after abnormals and goodwill	%	0.86	0.64	0.49	0.35	0.74
	Return on Average Ordinary Equity						
	- before abnormals and goodwill	%	15.71	11.22	11.64	12.20	13.86
	- after abnormals and goodwill	%	14.14	8.15	5.29	3.13	10.32
	Return on Average Risk Weighted Assets	%	1.44	1.06	0.82	0.62	1.34
	Operating Expenses as % of Average Assets*	%	2.36	2.02	1.98	2.09	2.11
	Expense to Income Ratio*	%	59.14	59.00	58.04	58.30	58.20
	*excludes goodwill and abnormal items						
BALANCE SHEET							
	Total Assets	$m	19,389	45,060	44,261	45,017	49,610
	Cash, Liquid Assets and Treasury Securities	$m	2,657	5,745	3,851	5,333	5,796
	Loans and Other Receivables	$m	15,748	35,690	35,816	36,232	39,454
	Other Assets	$m	984	3,625	4,594	3,452	4,360
	Retail Funding	$m	10,998	22,347	21,971	22,263	22,903
	Borrowings	$m	6,010	16,399	17,287	17,021	20,492
	Other Liabilities	$m	924	2,695	1,219	2,078	2,574
	Total Shareholders' Equity	$m	1,457	3,619	3,784	3,655	3,641
	Shareholders' Equity as % of Total Assets	%	7.51	8.03	8.55	8.12	7.34
	Capital Adequacy						
	Tier 1	%	12.3	7.0	8.0	8.2	7.7
	Tier 2	%	3.2	3.3	4.1	3.7	3.9
	Less: Deductions	%	(0.2)	-	(0.1)	(0.1)	(0.1)
	Total	%	15.3	10.3	12.0	11.8	11.5
	Risk Weighted Assets	$m	11,654	27,264	24,860	24,883	28,102
RECEIVABLES							
	Residential	$m	11,058	25,747	25,749	25,962	27,971
	Commercial	$m	2,972	7,738	7,600	7,967	9,054
	Consumer	$m	1,513	1,749	2,007	1,808	2,079
	Others	$m	259	585	586	618	482
	Receivables before General Provision	$m	15,802	35,819	35,942	36,355	39,586
	General Provision	$m	54	129	126	123	132
	Net Receivables	$m	15,748	35,690	35,816	36,232	39,454
SHARE INFORMATION							
	Dividend per Ordinary Share						
	- Interim	cents	26	26	26	26	26
	- Final	cents	26	26	26	26	29
	Total	cents	52	52	52	52	55
	Earnings per Ordinary Share						
	Basic						
	- before abnormals and goodwill	cents	80.5	70.1	74.7	77.4	84.3
	- after abnormals and goodwill	cents	72.7	51.0	34.0	19.9	62.8
	Diluted						
	- before abnormals and goodwill	cents	80.3	70.2	74.6	75.1	81.8
	- after abnormals and goodwill	cents	72.4	53.3	37.6	24.1	62.5
	Dividend Payout Ratio	%	72.4	123.8	154.2	260.9	86.7
	Net Tangible Assets per Ordinary Share	$	4.95	2.58	2.39	2.68	2.90
OTHER STATISTICS							
	Residential Loan Approvals	$m	2,848	7,676	8,207	10,684	11,922
	Branches		274	513	437	421	413
	Staff		3,577	6,988	7,447	7,886	7,619
	Assets per Staff	$m	5.4	6.4	5.9	5.7	6.5
	Staff per $m Assets		0.18	0.16	0.17	0.18	0.15

THE BOARD OF DIRECTORS

The Board of Directors is responsible for St.George's overall performance and governance. The Board:

+ oversees the operations of the Group through the setting of goals and strategy
+ assesses performance against budgets and strategies
+ monitors the management of the Group's business, and
+ ensures the appropriate controls, systems and procedures are in place within the Group to manage the risks of its businesses and to ensure compliance with regulatory and prudential requirements.

BOARD COMPOSITION

There are eight non-executive directors and one executive director, namely the Managing Director & Chief Executive Officer, on the St.George Board. One third of the directors (excluding the Managing Director) must retire each year at the Annual General Meeting but may stand for re-election.

It is the Board's policy that the Chair, as well as a majority of directors on the Board , must not be executives.

Under St.George's Constitution, no director can be appointed to the Board if he or she is aged 65 or over and a director must retire at the conclusion of the Annual General Meeting following that director turning 72. The Board's policy (except in special circumstances, where the Board considers it important to retain valuable skills or knowledge) is that no director should be appointed to fill a casual vacancy if he or she would be over 60 when appointed.

INDEPENDENT PROFESSIONAL ADVICE

To assist in the performance of their duties, directors may, in consultation with the Chair, seek independent advice on any matter before the Board, with such advice being made available to all directors.

BOARD COMMITTEES

The Board's structure of Board committees assists it in its oversight and control. Minutes of committee meetings and committee recommendations are provided to the Board. The Chair and Managing Director are entitled to attend the meetings of all Board committees.

Membership/1999-2000 Attendance Record of Board and Board Committees

Board
(Total number of meetings held: 15)

	ATTENDED
F J Conroy	15
J J Mallick	14
E A O'Neal	15
L F Bleasel	15
JS Curtis	13
G Ettinger	15
P D R Isherwood	15
G J Reaney	13
J M Thame	15

Board Risk Management Committee
(Total number of meetings held: 10)

G Ettinger	9
P D R Isherwood	9
G J Reaney	9
J M Thame	10

Audit and Compliance Committees
(Total number of meetings held: 4)

L F Bleasel	4
J J Mallick	4
G J Reaney	3
J M Thame	4

Nomination and Remuneration Committee
(Total number of meetings held: 3)

L F Bleasel	3
J S Curtis	3
G Ettinger	2
J J Mallick	3

Due Diligence Committee
(Total number of meetings held: 1)

	ATTENDED
J J Mallick	1
G J Reaney	1
J M Thame	1

RISK MANAGEMENT COMMITTEE

This Committee oversees and monitors policies and procedures in relation to credit, liquidity and market risks and balance sheet management. In the area of credit risk, the Committee reviews and approves loan applications and credit limits within levels delegated by the Board. In addition, it oversees and monitors the Bank's credit practices and reporting procedures to ensure adherence to policy. It also reviews the Group's credit portfolios and provisioning for bad and doubtful debts and the risk management policies and procedures for market, funding and liquidity risks as well as the strategies and positions taken to manage interest rate risk and the Bank's balance sheet.

AUDIT AND COMPLIANCE COMMITTEE

This Committee reviews and makes recommendations to the Board on the Bank's financial reporting, the systems for internal control established by management and the Board, and internal and external audit processes. It also reviews compliance, reporting and control structures throughout the Bank to ensure compliance with financial, regulatory and legal requirements. In addition, the Committee oversees the reporting systems within the Group to ensure that the Bank observes its disclosure requirements.

At the end of each reporting period, the Committee reviews the Group's half-yearly and yearly financial statements prior to submission to the Board.

The internal and external auditors have a direct line of communication to the Chair of the Audit and Compliance Committee with the external auditor also having a direct line of communication to the Board's Chair. The Committee is also responsible for making recommendations to the Board regarding the nomination of external auditors to the Group, and for reviewing the adequacy of existing external audit arrangements.

NOMINATION AND REMUNERATION COMMITTEE

This Committee meets as required to consider and make recommendations to the Board on the suitability of candidates for nomination for the position of director. This consideration will involve an assessment (with the assistance of external advice if appropriate) of the qualifications, skills, experience and value which the person may bring to the Board and his or her ability to make a contribution to the Board's strategy, policy and effectiveness.

The Committee also reviews and makes recommendations to the Board on the various Group compensation, incentive and reward programs including the remuneration for the Managing Director and senior executives. In addition, the Committee makes determinations as required of it under the rules of St.George's employee share/option plans.

DUE DILIGENCE COMMITTEE

This Committee forms as and when St.George is involved in the issue of a fundraising or similar document. This Committee assists the Board in ensuring the appropriate disclosure of material matters in such documents.

REMUNERATION OF DIRECTORS AND SENIOR EXECUTIVES

The policies and philosophy applicable to the remuneration of directors, the Managing Director and senior executives are set out in the Directors' Report on pages 38-43.

IDENTIFYING AND MANAGING SIGNIFICANT BUSINESS RISKS

The operational and financial performance of the Group is monitored by a reporting structure which includes the Board and its committees. The Board also monitors appropriate risk management strategies developed to mitigate the identified risks of the business. The Bank's policies and systems for dealing with market, credit and liquidity risks are outlined elsewhere in this Annual Report.

ETHICAL STANDARDS

The Board has adopted a Code of Ethics which sets out the expectations of directors and staff in their business affairs and in dealings with customers. Among other things, the Code of Ethics requires high standards of personal integrity and honesty in all dealings, a respect for the privacy of customers, and observance of the law.

OTHER GOVERNANCE POLICIES

The Board has established guidelines incorporating governance policies which deal among other matters with disclosure of interests by directors and limitations on dealing in the Bank's shares by directors and senior officers.

Directors, senior management and those members of staff with access to market sensitive information are only permitted to deal in the Bank's shares in certain periods (and then only if they are not in possession of unpublished price-sensitive information), namely within six weeks following the announcement of the Bank's interim and final results and within four weeks following the Bank's Annual General Meeting. In each case, directors must advise the Chair of any proposed dealing once it has taken place and advise the Australian Stock Exchange as required by Section 235 of the Corporations Law.

Directors are required to have shareholdings in the Bank. Under the Constitution, a director's qualification shareholding is 500 shares.

RISK ANALYSIS

RISK MANAGEMENT

The consolidated entity in its daily operations is exposed to a number of risks. The most common risks that the consolidated entity manages are credit risk, liquidity risk, market risk and operational risk (including fraud, theft and property damage). These risks are managed through a number of specialised committees, which are responsible for policy setting, monitoring and analysing risk.

CREDIT RISK

Credit Risk is the potential for loss arising from a debtor or counterparty failing to meet their financial contractual obligations to the consolidated entity. This risk is inherent in the consolidated entity's lending activities as well as transactions involving derivatives and foreign exchange.

Credit risk is managed principally through embedded controls upon the individual lending divisions and business managers who are responsible for the lending. Lending is carried out within the parameters of lending policies (covering approvals, documentation and management), which have been developed having regard to statistical data and historical risk experience.

To maintain the quality of the lending portfolio, prudential standards and lending policies have been established throughout the consolidated entity. Certain core practices are followed in all lending situations.

Credit processes are structured so that loan origination, approval, documentation preparation, settlement and account monitoring and control are segregated to different individuals or areas. Credit must be evaluated against established credit policies and within authorities and be structured, particularly in terms of security, to be prudent for the risk incurred.

The Group Credit division assesses credit which is beyond the lending authorities of business divisions and/or outside normal Group Credit policies or guidelines. This division assesses specific provision requirements where loan default has occurred and also controls the Loans Management Unit which manages large impaired assets with the aim of achieving the optimum result from such assets.

Group Credit provides line support such as risk assessment tools and techniques to all business divisions with lending functions or market exposures; it provides credit training and mentoring aimed at enhancing the credit culture within the Group and the development of competent lending staff.

Through its credit inspection function, Group Credit tests internal controls and adherence to credit policy. Credit policies and procedures which are standard throughout the Group, are contained in credit manuals administered by Group Credit.

The consolidated entity applies standard credit risk assessment criteria to all extensions of credit. The complexity of the assessment varies from credit scoring systems for basic retail products to complete credit assessment for commercial and trade related transactions.

Standard risk grading methodologies have been implemented for treasury, commercial and retail products. The methodologies for commercial lending are set at the transaction level and will drive pricing, provisioning and all risk associated components. The retail matrix is aimed at debt serviceability and security cover.

The portfolio maintenance function within Group Credit monitors and refines proprietary risk grading systems to ensure ongoing predictability. Portfolio management tracks portfolio segment performance, undertakes stress testing and controls risk concentrations.

Group Credit regularly reports to the Management Credit Committee and the Board Risk Management Committee on the status of large impaired assets, arrears and trend analysis, compliance reports, portfolio analysis and all approvals above $10 million, together with economic factors which may impact the Group.

LIQUIDITY RISK

Liquidity Risk refers to the inability to meet financial commitments when they fall due. Liquidity risk arises from mismatches in the cash flows from financial transactions.

Liquidity is managed by the Bank's Institutional and Business Banking division based upon policies and strategies determined by the Bank's Asset and Liability Committee (ALCO), which include the following:

+ maintaining a core of high quality and readily liquefiable investment securities;
+ sourcing the majority of funds from the retail sector;
+ holding a significant proportion of wholesale market funds in the form of committed medium term funding facilities;
+ keeping a diversified source of funding, including funds surplus to present needs; and
+ being able to closely monitor liquidity flows and quickly identify any anomalies.

The consolidated entity meets the APRA prudential requirements for liquidity.

MARKET RISK

a) Funding Risk

Funding Risk is the risk of over reliance on a particular funding source. The risks associated with such a concentration include volatility in funding costs or funding availability.

To minimise funding risk the consolidated entity has a policy of raising wholesale funds from well diversified sources which encompass both international and domestic capital markets.

b) Interest Rate Risk

Interest Rate Risk arises from a variety of sources including mismatches between the repricing periods of assets and liabilities. As a result of these mismatches, movements in interest rates can affect earnings or the value of the consolidated entity. The objective of the consolidated entity's interest rate risk management policies is to minimise fluctuations in earnings over time from volatility in movements in interest rates.

(i) Interest Rate Risk in Non-Trading Activities

Interest Rate Risk is monitored by the Bank's Balance Sheet Management unit to ensure that aggregate exposure to interest rate risk is contained within policy guidelines and defined limits set by ALCO (which reports to the Board). The Balance Sheet Management unit reports to ALCO at least monthly.

The "gap position" between when assets, liabilities and synthetic instruments are contractually due to reprice represents one measure of the consolidated entity's interest rate risk position.Gap positions are managed by the Balance Sheet Management unit through the use of derivative products, particularly swaps and options.

Interest rate risk also arises from the impact of interest rate shifts on pricing relationships between asset and liability products of a retail or wholesale nature. The risk is monitored through simulation modelling which estimates the impact on net interest earnings due to changes in interest rates and/or the size and mix of the consolidated entity's balance sheet. Through the use of this simulation model, ALCO oversees interest rate risk management by determining profit risk parameters, product design and pricing policies.

The model's key assumptions are regularly reviewed to take account of both historical relationships and the current competitive and interest rate environment. Risk to earnings is measured by calculating the fluctuation in net interest earnings based on a one per cent parallel increase in the bank bill swap curve. This risk is managed to ensure the net interest earnings fluctuation in the next 12 months is limited to a maximum of 10 per cent of operating profit after income tax. This measure captures spread and market risk exposures.

ii) Market risk from Trading Activities

Market Risk represents the risk to earnings from movements in price due to fluctuations in interest rates, exchange rates and market volatility.

Market Risk from Trading Activities is measured and reported by staff segregated and independent from the dealing, settlements and accounting functions. Intra-day and overnight limits have been implemented by the Board. A Value-at-Risk (VaR) based on variance-covariance methodology is used as the primary method to quantify potential gains or losses resulting from movements in market interest rates and underpins the limit structures referred to above. The policy discipline includes physical positions and derivatives and

performance against limit is reported to the Board Risk Management Committee monthly.

The consolidated entity uses an internal model for the calculation of VaR. For the unique risks relating to options, a contingent loss matrix, developed according to the specifications of Prudential Statement C3 ("PSC3"), issued by ("APRA"), is used to generate delta-equivalent cash flows for use in the VaR model. The matrix also provides a separate measurement for gamma, vega and other higher order terms. Both models use a 99 per cent confidence interval and a one day holding period. APRA has accredited the consolidated entity's internal model for capital calculation.

Stress testing of trading positions is coordinated daily and back-testing of the internal VaR model is coordinated monthly to ensure that the model is a viable predictor of actual trading losses.The daily market risk measurement for the financial year is shown graphically below.

OPERATIONAL RISK

Operational risk is the risk attributable to the daily operations of the Bank which may result in financial or other loss. Particular areas where operational risk may arise include failure to comply with laws, regulations and internal policies, fraud or error and systems failures.

Operational risk is managed by the Bank through the documentation of procedures, disaster recovery and back up systems, extensive staff training programs, regular procedural reviews by internal audit and insurance, where cover for a particular risk is available and is deemed to be cost effective.

DERIVATIVE FINANCIAL INSTRUMENTS

Definition

A derivative is a financial instrument which provides the holder with the ability to participate in some or all of the price changes of an underlying financial asset, reference rate or index. Common derivatives used by the consolidated entity are swaps, options, futures, forwards and foreign exchange contracts. The major characteristics of these are summarised as follows.

Swaps

An interest rate swap is an agreement between two parties to exchange interest obligations periodically based on an underlying financial asset, reference rate or index.

A cross currency swap involves a principal exchange of amounts in one currency for another currency and a re-exchange of the same principal amounts at maturity. Interest payments and receipts on the principal amounts are exchanged periodically throughout the term.

Options

An option is a contract that grants the holder the right but not the obligation to buy or sell the underlying asset at a specific price on a specified date. A call option grants the holder the right but not the obligation to sell at a specified price. The purchaser or holder of the option pays a premium upfront to acquire the rights in the option. The risk to the holder is limited to the premium while the risk to the seller of the option is unlimited.

BUSINESS CONTINUITY AND PLANNING

St.George's Business Recovery Policy

As part of St.George's strategy to build its franchise as a successful broad based financial services provider, the Bank has embraced Business Continuity Management to ensure it can respond to and recover from major incidents.

Business Continuity Management is seen as a significant step in ensuring the survival of St.George. By documenting a co-ordinated implementation response to an event of major damage or denial of service, Business Recovery Plans are being developed to facilitate the recovery of critical business processes and services supported at key Head Office locations.

With the implementation of such plans, St.George is putting in place strategies that will become an ongoing part of the Bank's risk management mind set.


3
2 $m
1
Oct 99
Feb 99
Jul 99
Dec 99
May 00
Sept 00

MARKET RISK FROM TRADING ACTIVITIES

This Concise Financial Report has been derived from the Group's 2000 Full Financial Report. This Concise Financial Report cannot be expected to provide as full an understanding of the consolidated entity's financial performance, financial position and financing and investing activities as the Group's 2000 Full Financial Report.

A copy of the Group's 2000 Full Financial Report, including the Independent Audit Report, is available to all shareholders, and will be sent to shareholders, without charge, upon request. The Group's Full Financial Report can be requested by telephone (Sydney: 02 8234 5222, Outside Sydney: 1800 804 457 FREECALL). Alternatively, both the Group's Full Financial Report and the Concise Annual Report can be accessed via the Internet at: www.stgeorge.com.au

The directors present their report together with the Concise Financial Report of the consolidated entity, being St.George Bank Limited (the Bank) and its controlled entities, for the year ended 30 September 2000.

DIRECTORS

The names of the directors of the Bank during the year or since the end of the financial year and up to the date of this report together with details of current directors' qualifications, experience and special responsibilities are contained in the Board of Directors information on pages 30 to 31.

DIRECTORS' MEETINGS

The number of directors' meetings (including meetings of committees of directors) held during the financial year and the number of meetings attended by each of the directors of the Bank during the financial year are set out in the Corporate Governance Statement on page 33. This information is to be regarded as incorporated into this report.

PRINCIPAL ACTIVITIES OF THE CONSOLIDATED ENTITY

The principal activities of the consolidated entity during the financial year were undertaken by the following divisions:

+ **Personal and Small Business Banking Division** responsible for residential and consumer lending, provision of personal financial services including transaction services, call and term deposits, general and life insurance, lender's mortgage insurance and product management. This division also manages retail branches, agency networks and electronic channels such as call centres, EFTPOS terminals, ATM's and internet banking.
+ **Institutional and Business Banking Division** responsible for liquidity requirements, wholesale funding, relationship banking, international banking services, securitisation, deposit products, structured investments, corporate and business banking, commercial property lending, leasing, hire purchase and dealer finance.
+ **Investment Services Division** provides funds management and administration, financial planning, investment advice and private banking services.
+ **BankSA Division** provides retail banking and business banking services to customers in South Australia and the Northern Territory. Customers are serviced through branches, electronic agencies, ATM's, call centres, EFTPOS terminals and internet banking.

CONSOLIDATED PROFIT

The operating profit of the consolidated entity for the financial year after abnormal items, income tax expense and outside equity interests was $354 million.

DIVIDENDS

+ **Ordinary Shares**

The final dividend in respect of the year ended 30 September 1999 of 26 cents per fully paid ordinary share (fully franked at 36%), totalling $118 million was paid by the Bank on 17 December 1999.

The interim dividend in respect of the half-year ended 31 March 2000 of 26 cents per fully paid ordinary share (fully franked at 34%), total amount of $118 million, was paid by the Bank on 3 July 2000.

The final dividend for the year ended 30 September 2000 of 29 cents per fully paid ordinary share (fully franked at 34%), estimated to total $132 million, was provided for in the financial statements for the year ended 30 September 2000 and will be payable on 15 December 2000.

+ **Converting Preference Shares**

A dividend at the rate of 67.5 cents per converting preference share (fully franked at 36% and totalling $16 million) was paid by the Bank on 28 November 1999.

A dividend at the rate of 67.5 cents per converting preference share (fully franked at 36% and totalling $16 million) was paid by the Bank on 28 May 2000.

A dividend at the rate of 67.5 cents per converting preference share (fully franked at 34% and totalling $16 million) will be payable by the Bank on 28 November 2000 ($11 million of this dividend was provided for in the financial statements).

+ **Non-cumulative Depositary Capital Securities**

An unfranked dividend of $16 million was paid to holders of Series A non-cumulative depositary capital securities on 31 December 1999 for the six months ended 31 December 1999.

An unfranked dividend of $18 million was paid on 30 June 2000 in respect of the six months ended 30 June 2000.

An unfranked dividend of approximately $20 million will be payable on 31 December 2000 for the six months ended 31 December 2000 ($10 million of this dividend was provided for in the financial statements).

REVIEW OF OPERATIONS

A review of the operations of the consolidated entity is contained in the 'Report from the Chair' on page 2 and the 'Report from the Chief Executive Officer and Managing Director' on page 3 and the 'Financial Review' on pages 23 to 27 in the Annual Report and are to be regarded as incorporated into this report.

STATE OF AFFAIRS

Significant changes in the state of affairs of the consolidated entity during the financial year were as follows:

+ **Acquisition of Scottish Pacific Business Finance Group (SPBF)**

In May 2000, the Bank acquired SPBF, the leading provider of cash flow finance solutions to the small and medium sized enterprise market in Australia and New Zealand. The acquisition price was $42 million, of which $10 million will be paid on a deferred basis.

St.George has merged its existing cash flow finance business unit with SPBF, enabling the businesses to take full advantage of SPBF's leading market position and St.George's brand, funding and customer base.

+ Best Bank Redesign

In August 2000, St.George announced the details of the second phase of its Best Bank redesign initiative. As a result, a large number of technology based initiatives that will streamline internal processes are to be implemented over the next year. It is expected that these initiatives will result in significant ongoing benefits to St.George. The cost of the redesign project of $115 million ($75 million after income tax) includes severance payments, consulting fees, implementation costs and other associated costs. Only those costs that are incremental to the Group's normal operating costs and directly attributable to the Best Bank project have been included.

The redesign is expected to result in $50 million of pre-tax cost savings and revenue generation in 2001 and $120 million in 2002 when the full year impact of all the initiatives is expected to be realised.

+ Sale of ASSIRT

In September 2000, St.George disposed of its interest in ASSIRT Pty Limited and ASSIRT Software Pty Limited.

This disposal included St.George's interest in Quicktrade. St.George received 100,744,667 fully paid Bourse Data Limited (now WealthPoint Limited) convertible preference shares valued at $1.20 per share as consideration.

There were no other significant changes in the state of affairs of the consolidated entity during the financial year.

ENVIRONMENTAL REGULATION

The operations of the Bank and its controlled entities are not subject to any particular or significant environmental regulation under a law of the Commonwealth or of a State or Territory.

EVENTS SUBSEQUENT TO BALANCE DATE

As at 30 September 2000, Advance Property Fund (APF) was the subject of takeover offers by Stockland Property Management Limited (Stockland) and Mirvac Funds Limited (Mirvac). The Bank had entered into an agreement with Stockland to dispose of its 19% holding in APF and accordingly reclassified the units as trading securities and revalued its investment to market, resulting in an unrealised gain of $23 million ($15 million after tax) booked in the financial statements for the year ended 30 September 2000.

Subsequent to year end, the units were sold to Stockland which held 94.5% of all APF units as at the expiry of its offer on 30 October 2000. Stockland has indicated its intention to use its voting power to become Responsible Entity of APF and to proceed to compulsory acquisition of the remaining units in APF.

Consequently, Advance Asset Management Limited (a wholly owned subsidiary of the Bank) will lose APF's management rights (income flows payable to the Responsible Entity under the Constitution).

Since the end of the financial year, no other matter or circumstance has arisen which, in the opinion of the directors, significantly affected or may significantly affect the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in subsequent financial years.

LIKELY DEVELOPMENTS

Details of likely developments in the operations of the consolidated entity in subsequent financial years are contained in the 'Report from the Chair' on page 2 and the 'Report from the Chief Executive Officer and Managing Director' on page 3 and are to be regarded as incorporated into this report.

Further information regarding likely developments in the operations of the consolidated entity and the expected results thereof, has not been included in this report because the disclosure of the information would be likely to result in unreasonable prejudice towards the consolidated entity.

DIRECTORS' AND EXECUTIVES' EMOLUMENTS

+ Directors

The Bank's Constitution provides that the directors shall be paid such remuneration as is determined by general meeting. An amount, not exceeding the aggregate amount determined by shareholders, is divided between the directors as they agree. The latest determination was at the Annual General Meeting held on 3 February 1998 where shareholders approved an increase in the aggregate remuneration for directors to $800,000 per year. The Bank's Constitution makes provision for the maximum retirement allowance which the Board may approve for a director by reference to the maximum amount permitted to be paid under the Corporations Law.

+ Executives

The framework for executive remuneration within the Bank and its relationship with the consolidated entity's performance is as follows:

(i) Reward Philosophy and Structure

The Bank's executive remuneration philosophy aims to motivate and reward the executive team for sustained improvements in the performance of the consolidated entity. A total reward framework, recommended by the Board's Nomination and Remuneration Committee and approved by the Board, provides for competitive performance based pay through a combination of fixed remuneration, at risk remuneration and long-term share or option based incentives.

The incentive programs, which are providing an increasing proportion of total executive reward potential, are designed to enhance the consolidated entity's performance orientation and promote cohesive executive effort towards improved shareholder value. The incentives include annual cash incentives where allocation is contingent upon the achievement of consolidated entity, individual and/or business unit targets.

The Board's Nomination and Remuneration Committee reviews and approves base remuneration for the Managing Director and the executive

DIRECTORS' AND EXECUTIVES' EMOLUMENTS (CONTINUED)

team as well as incentive design and incentive program payments, based on independent market advice. The total remuneration potential for each executive is set to reflect competitive market practice for that position. The proportion of remuneration at risk within the total compensation varies with the level and nature of the positions.

(ii) Fixed Remuneration

Fixed remuneration is provided on a total cost-to-company basis. The amount of fixed remuneration is established through reference to independent market research.

Historically, movements in this fixed component of executive remuneration have provided the basis of pay competitiveness for the consolidated entity. The Board has endorsed a strategy to substitute progressively annual pay increases with incentives as a significant part of total reward where the market allows.

(iii) At Risk Remuneration

The executive team, comprising the Managing Director, the Managing Director's direct reports and other executives approved by the Board, may participate in an annual cash incentive program. Pool creation and allocation is contingent on the achievement of pre-agreed financial and strategic goals at the consolidated entity, business unit and individual levels. Payments are reviewed by the Board's Nomination and Remuneration Committee and approved by the Board based on a review of results. The Managing Director does not participate in the committee's deliberations on his or her own remuneration.

(iv) Long-term Incentives

Long-term incentives are provided through the Executive Option Plan (Option Plan) and the Executive Performance Share Plan (Performance Plan), both approved by shareholders on 3 February 1998. In keeping with the Bank's executive remuneration philosophy, an allocation of awards under the performance plan will be made in December 2000 to up to 132 key executives. The exercise conditions will call for substantial growth in the Group's earnings per share (EPS) over the next two years and will deliver rewards to executives that will pitch their total remuneration (in aggregate) at the 75th percentile of comparable positions provided that the requisite EPS growth is achieved. An annualised reward incentive of up to 40 per cent of annual remuneration may be delivered if these demanding targets are met.

Allocations of shares and options are reviewed by the Nomination and Remuneration Committee.

(v) Managing Director's Remuneration

Each year, the Board's Nomination and Remuneration Committee recommends to the Board the total remuneration and performance hurdles to apply to the Managing Director for the coming year and determines the qualifications for any at risk remuneration based on performance achievements over the past financial year. The potential payments to the Managing Director form a substantial part of the total annual remuneration for that position and are contingent on the achievement of corporate, personal, financial and strategic goals set by the Board.

The Board considers that the total remuneration of the Managing Director should include long-term incentive rewards aligned to the performance of the consolidated entity and the interests of shareholders. The Option Plan facilitates the provision of long-term incentive rewards.

REMUNERATION OF DIRECTORS

Details of the nature and amount of each element of the emoluments of each director of the Bank and each of the five named executive officers of the Bank and the consolidated entity receiving the highest emolument are set out below.

Remuneration paid or payable to each director of the Bank, from the Bank and related entities is as follows:

NAME OF DIRECTOR	DIRECTORS' FEE CASH $'000	DIRECTORS' FEE SHARES (a) $'000	FIXED REMUNERATION (b) $'000	AT RISK REMUNERATION (c) $'000	OTHER BENEFITS (d) $'000	SUPER-ANNUATION (e) $'000	TOTAL $'000
F J Conroy	150	20	-	-	-	12	182
J J Mallick	94	20	-	-	-	8	122
E A O'Neal	-	-	900	715	41	-	1,656
L F Bleasel	20	60	-	-	-	6	86
J S Curtis	60	20	-	-	-	6	86
G Ettinger	70	10	-	-	-	6	86
P D R Isherwood	30	50	-	-	-	6	86
G J Reaney	20	60	-	-	-	6	86
J M Thame	80	-	-	-	-	6	86
	524	240	900	715	41	56	2,476

(a) During the year, 21,156 shares were acquired on market and allocated to 7 non-executive directors under the Non-Executive Directors' Share Purchase Plan. Under this plan non-executive directors forego directors' fees equivalent to the purchase price of the shares and a discount equivalent to that available under the Bank's Dividend Reinvestment Plan, when operational. Brokerage and stamp duty are payable by the Bank.

(b) Fixed remuneration comprises cash salary, available package options grossed-up by related fringe benefits tax, where applicable and company superannuation based on the prevailing Superannuation Guarantee Charge (SGC).

(c) At risk remuneration is subject to annual review. The amount payable is dependent upon corporate performance assessed against a balance of financial and non-financial measures. The payment for Mr E A O'Neal relates to the year to 30 September 2000. A payment of $870,000 was made during the 2000 financial year to Mr E A O'Neal, of which $270,000 relates to the four months ended 30 September 1998 and $600,000 relates to the year to 30 September 1999.

(d) Travel and accommodation benefit.

(e) SGC applicable to non-executive directors under 70 years of age.
Company contributions including the SGC, are included in the fixed remuneration of the Managing Director.

REMUNERATION OF EXECUTIVE OFFICERS (a)

Details of the nature and amount of each element of the emolument of each of the five most highly remunerated executive officers of the Bank and its controlled entities who held office during the year are detailed below. Details in relation to the Managing Director are shown above.

NAME AND POSITION	FIXED REMUNERATION (b) $'000	AT RISK REMUNERATION (c) $'000	OTHER BENEFITS $'000	TOTAL REMUNERATION $'000
W Ott Group Executive Personal and Small Business Banking	465	415	114 (d)	994
G Bartlett Group Executive Institutional and Business Banking	465	350	2 (e)	817
R Cawsey Group Executive Investment Services	425	365	-	790
S McKerihan Group Executive Finance and Risk Management	465	240	-	705
C Gillies Group Executive Group Services	335	165	94 (d)	594

(a) Details of emoluments of the five most highly remunerated executive officers are identical for the Bank and the consolidated entity.

(b) Fixed remuneration comprises cash salary, available package options grossed-up by related fringe benefits tax, where applicable, and company superannuation based on the prevailing SGC.

(c) At risk remuneration is subject to annual review. The amount payable is dependent upon corporate, divisional, and individual performance assessed against a balance of financial and non-financial measures.
Previously reported payments related to prior year performance. At risk remuneration paid during the 2000 financial year in relation to the 1999 financial year to the following executives; W Ott - $355,000, G Bartlett - $300,000, R Cawsey - $200,000, S McKerihan - $160,000, C Gillies - $110,000.

(d) Travel and accommodation benefit.

(e) Loan benefit.

The executive officers named above are the five highest paid members of the Executive Committee who are not members of the Board.

SHARE OPTIONS

No options have been granted over any other securities or interests of the Bank or the consolidated entity. As at 30 September 2000, there are 5,610,000 unissued ordinary shares under option. No options have been granted since the end of the financial year.

DIRECTORS' SHAREHOLDINGS

The relevant interest of each director in the share capital of the Bank as notified by directors to the Australian Stock Exchange in accordance with Section 205G(1) of the Corporations Law, at the date of this report is as follows:

	FULLY PAID ORDINARY SHARES	CONVERTING PREFERENCE SHARES	OPTIONS OVER ORDINARY SHARES
F J Conroy	8,263	58	-
J J Mallick	6,575	481	-
E A O'Neal	19,200	-	1,500,000
L F Bleasel	21,781	1,152	-
J S Curtis	6,763	-	-
G Ettinger	22,519	2,070	-
P D R Isherwood	14,408	-	-
G J Reaney	25,724	-	-
J M Thame	150,000	-	-

Each of the above interests is held beneficially by the relevant director.

DIRECTORS' INTERESTS

Details of the interests held by directors of the Bank in registered schemes offered by the consolidated entity at the date of this report are as follows:

	NAME OF REGISTERED SCHEME	UNITS HELD
G Ettinger	Advance Imputation Fund	21,117
J M Thame	Advance Imputation Fund	27,981

INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS

The Bank's Constitution provides for an indemnity to each person who is or has been a director, principal executive officer or the secretary of the Bank against any liability which results directly or indirectly from facts or circumstances relating to the person serving or having served in that capacity, incurred on or after 1 April 1994 to any person whether or not arising from a prior contingent liability and, which does not arise out of conduct involving a lack of good faith and conduct known to the person to be wrongful. In addition, such indemnity also extends to costs and expenses incurred by the person in defending civil or criminal proceedings in which judgement is given in favour of the person or in which the person is acquitted or the courts grant relief.

The Constitution also provides, to the extent permitted by law, for the directors to authorise the Bank to enter into any documentary indemnity in favour of, or insurance policy for, the benefit of a person who is or has been a director, executive officer, secretary, auditor, employee or other officer of the Bank, which indemnity or insurance policy may be in such terms as the Board of Directors approves.

DIRECTORS' AND OFFICERS' INSURANCE

During the financial year, the Bank paid a premium in respect of a contract of insurance insuring certain officers of the Bank and its controlled entities against those liabilities for which insurance is permitted under Section 199B of the Corporations Law. Such officers consist of the directors named earlier in this report, the company secretary, executive officers, Bank officers appointed on the Bank's behalf to external directorships and all persons deemed to be officers of the Bank and related bodies corporate under the provisions of the Corporations Law, together with all other former and future directors, company secretaries and officers. Disclosure of the nature of the liabilities and the amount of the premium is prohibited under the conditions of the contract of insurance.

ROUNDING OF AMOUNTS

The Bank is a company of the kind referred to in Australian Securities and Investments Commission class order 98/0100, dated 10 July 1998. Accordingly, amounts in this report and the accompanying Concise Financial Statements have been rounded to the nearest one million dollars except where otherwise indicated.

Signed in accordance with a resolution of the directors.

F J Conroy
Chair

E A O'Neal
Chief Executive Officer and
Managing Director

Signed at Kogarah, New South Wales
8 November 2000

PROFIT AND LOSS STATEMENT

The operating profit of the consolidated entity for the financial year after abnormal items, income tax expense and outside equity interests was $354 million (1999: $157 million). The operating profit of the consolidated entity before abnormal items and after income tax and outside equity interests was $351 million (1999: $316 million).

The net abnormal profit was $3 million after income tax (1999: loss of $159 million) (refer Note 2 - Abnormal Items).

Net interest income increased by 2.9% to $1,172 million, despite a decrease in interest margin to 2.70% compared to 2.77% last year.

Other income increased by 16.2% to $552 million, primarily due to the following:

+ Fees from managed funds increased by 35.9% to $140 million due to growth achieved in managed funds.
+ Fees from deposit accounts grew by 19.7% to $225 million compared to $188 million last year.

Operating expenses (excluding goodwill amortisation) increased to $1,003 million, an increase of $62 million, or 6.6%. The main factors contributing to the increase were:

+ Staff costs increased by 7.7% or $37 million over the year. Movements in salary expenses were mainly attributable to the enactment of enterprise agreements during the year and increases in remuneration in line with the Group's performance initiatives. Salary and contractors' fees were also impacted by lower levels of capitalisation due to the completion of the Bank's integration of its core computer systems in May 1999.
+ Occupancy costs increased by $9 million or 8.8% over the year due to the sale and leaseback of a number properties.

The expense to income ratio (excluding abnormal items and goodwill amortisation) was 58.2% compared to 58.3% last year.

The charge for bad and doubtful debts was $50 million compared to $45 million last year.

The effective income tax rate was 38.4% which is higher than the corporate tax rate of 36%.

This is primarily due to goodwill amortisation which is not deductible for income tax purposes and which is partially offset by the deduction available on the depositary capital securities dividends.

BALANCE SHEET

Total assets grew by $4,593 million, or by 10.2%, to $49,610 million. The major movements were in loans and receivables and investment securities.

Net loans and receivables increased by $3,222 million to $39,454 million.

Investment securities increased by $932 million to $1,219 million.

In addition, increases in currency hedge receivables of $576 million contributed to the growth of other assets by $645 million to $1,458 million.

Total liabilities increased by $4,607 million, or by 11.1%, to $45,969 million. The major factors were increases in deposits and other borrowings by $2,510 million and increases in bonds and notes of $1,475 million to $7,369 million.

Shareholders' equity decreased to $3,641 million from $3,655 million last year. The share buy back of $81 million in October 1999 has contributed to the decrease in Share Capital from $3,249 million last year to $3,174 million at 30 September 2000.

STATEMENT OF CASH FLOWS

Net cash provided by operating activities was $1,299 million. This increase was primarily due to the movement in trading securities.

Net cash used in investing activities was $4,545 million. Increases in loans and other receivables was the main factor behind the movement.

Net cash provided by financing activities increased by $2,028 million to $2,842 million, primarily as a result of increases in deposits and other borrowings used to fund growth in loans and other receivables and a reduction in repayments of other borrowings.

PROFIT AND LOSS STATEMENT

	Note	Consolidated ($m) 2000	Consolidated ($m) 1999
Interest income		3,194	2,833
Less: Interest expense		2,022	1,694
Net interest income		1,172	1,139
Less: Bad and doubtful debts		50	45
Net interest income after bad and doubtful debts		1,122	1,094
Other income		552	475
Total operating income (net of interest expense and bad and doubtful debts)		1,674	1,569
Less: Operating expenses			
- staff costs		518	481
- computer and equipment costs		159	155
- occupancy costs		111	102
- GST implementation costs		17	1
- other		198	202
Total operating expenses		1,003	941
Operating profit before goodwill amortisation, abnormal items and income tax		671	628
Goodwill amortisation		101	107
Operating profit before abnormal items and income tax		570	521
Abnormal items before tax	2	(27)	(153)
Operating profit before income tax		543	368
Income tax expense attributable to operating profit before abnormal items		219	205
Tax expense/(benefit) attributable to abnormal items	2	(30)	6
		189	211
Operating profit after income tax		354	157
Outside equity interests in operating profit after income tax		-	-
Operating profit after income tax attributable to members of the Bank		354	157
Retained profits at the beginning of the financial year		40	187
Transfer from reserve		-	2
Total available for appropriation		394	346
Dividends	3	316	305
Transfer to reserve		1	1
Retained profits at the end of the financial year		77	40

The profit and loss statement is to be read in conjunction with the accompanying notes to the Concise Financial Statements on pages 48 to 50 and the Discussion and Analysis on page 44.

+ BALANCE SHEET

AS AT 30 SEPTEMBER 2000
ST GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES
CONCISE ANNUAL REPORT FOR THE YEAR ENDED 30 SEPTEMBER 2000

		Note	Consolidated ($m) 2000	Consolidated ($m) 1999
ASSETS				
	Cash and liquid assets		499	581
	Due from other financial institutions		148	146
	Trading securities		3,930	4,319
	Investment securities		1,219	287
	Loans and other receivables		39,454	36,232
	Bank acceptances of customers		607	403
	Shares in associates		137	4
	Other investments		109	84
	Property, plant and equipment		564	566
	Goodwill		1,485	1,582
	Other assets		1,458	813
	TOTAL ASSETS		49,610	45,017
LIABILITIES				
	Deposits and other borrowings		35,047	32,537
	Due to other financial institutions		1,038	520
	Bank acceptances		607	403
	Provision for dividends		153	139
	Income tax liability		313	314
	Other provisions		138	73
	Bonds and notes		7,369	5,894
	Loan capital		979	853
	Bills payable and other liabilities		325	629
	TOTAL LIABILITIES		45,969	41,362
	NET ASSETS		3,641	3,655
SHAREHOLDERS' EQUITY				
	Share capital	5	3,174	3,249
	Reserves		53	29
	Retained profits		77	40
	Shareholders' Equity Attributable to members of the Bank		3,304	3,318
	Outside equity interests in controlled entities		337	337
	TOTAL SHAREHOLDERS' EQUITY		3,641	3,655

The balance sheet is to be read in conjunction with the accompanying notes to the Concise Financial Statements on pages 48 to 50 and the Discussion and Analysis on page 44.

	Consolidated	
CASH FLOWS FROM OPERATING ACTIVITIES	($m) **2000**	($m) 1999
Interest received	**3,192**	2,822
Interest paid	**(1,973)**	(1,877)
Dividends received	**1**	3
Other income received	**573**	478
Operating expenses paid	**(882)**	(881)
Income taxes paid	**(157)**	(132)
GST collected	**58**	-
GST paid	**(62)**	-
Net decrease/(increase) in trading securities	**549**	(1,894)
Net cash provided by/(used in) operating activities	**1,299**	(1,481)
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of Scottish Pacific	**(27)**	-
Acquisition of KPMG Financial Services	**-**	(20)
Proceeds on disposal of controlled entities	**-**	-
Restructuring costs	**(45)**	(36)
Net decrease in balances due from other financial institutions	**216**	241
Net (payments)/proceeds from sale of investment securities	**(944)**	90
Repayment of regulatory deposit	**-**	399
Net increase in loans and other receivables	**(3,450)**	(442)
Payments for shares	**(155)**	-
Proceeds from sale of shares	**2**	-
Payments for other investments	**(13)**	(46)
Proceeds from sale of other investments	**-**	11
Proceeds from sale of other investments - abnormal	**-**	16
Payments of research and development costs	**(6)**	-
Payments for property, plant and equipment	**(57)**	(34)
Proceeds from sale of property, plant and equipment	**10**	17
Proceeds from abnormal items	**-**	-
Net increase in other assets	**(76)**	(141)
Net cash (used in)/provided by investing activities	**(4,545)**	55
CASH FLOWS FROM FINANCING ACTIVITIES		
Net increase in deposits	**2,411**	1,103
Proceeds from other borrowings	**20,391**	23,292
Repayment of other borrowings	**(18,738)**	(23,437)
Proceeds from loan capital	**1,070**	3,054
Repayment of loan capital	**(1,097)**	(3,163)
Net (decrease)/increase in other liabilities	**(818)**	271
Share buyback	**(81)**	-
Proceeds from issue of shares	**7**	-
Dividends paid	**(303)**	(306)
Net cash provided by financing activities	**2,842**	814
Net decrease in cash and cash equivalents held	**(404)**	(612)
Cash and cash equivalents held at the beginning of the financial year	**52**	664
Cash and cash equivalents held at the end of the financial year	**(352)**	52

NOTE 1 ACCOUNTING POLICIES

The Concise Financial Report has been prepared in accordance with Accounting Standard AASB 1039 'Concise Financial Reports', applicable Urgent Issues Group Consensus Views and the Corporations Law so far as they are applicable to a banking corporation. The Concise Financial Report has been derived and is consistent with the consolidated entity's 2000 Full Financial Report.
The Concise Financial Report does not, and cannot, be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the Group's Full Financial Report. A full description of the accounting policies adopted by the consolidated entity is provided in the Full Financial Report. The accounting policies are consistent with those of the previous financial year.

NOTE 2 ABNORMAL ITEMS

	Note	Consolidated ($m) 2000	($m) 1999
Profit on sale of businesses	(i)	85	-
Capital gains tax on sale of businesses		2	-
		83	-
Unrealised gain on revaluation of Advance Property Fund units	(ii)	23	-
Capital gains tax on revaluation of Advance Property Fund units		8	-
		15	-
Goodwill write-off	(iii) (vi)	(13)	(159)
Redesign restructure costs	(iv)	(115)	-
Income tax benefit		(40)	-
		(75)	-
Write-off of investment in research and development (R&D) syndicates	(v)	(7)	-
Profit on sale of shares	(vii)	-	16
Income tax expense		-	6
		-	10
Loss on revaluation of investment properties	(viii)	-	(10)
Net abnormal gain/(loss) after tax		**3**	(159)
Summary			
Gross abnormals		(27)	(153)
Tax expense/(benefit)			
- Income tax		(40)	6
- Capital gains tax		10	-
		(30)	6
Net abnormal gain/(loss) after tax		3	(159)

SEPTEMBER 2000 ABNORMALS

(i) During the year ended 30 September 2000, the Group disposed of its interest in ASSIRT Pty Limited and ASSIRT Software Pty Limited. This disposal included St.George's interest in Quicktrade. SEALCORP received 100,744,667 fully paid Bourse Data Limited (now WealthPoint Limited) convertible preference shares, valued at $1.20 per share, as consideration. The value of $1.20 per share is based upon a conservative assessment of current business plans and projected cash flows. Capital gains tax (CGT) of $2 million was applicable on the sale of Quicktrade, however, no CGT was applicable to the sale of the businesses to Bourse Data Limited as the transaction is a scrip for scrip transaction and there is no intention to dispose of the convertible preference shares.

(ii) As at 30 September 2000, Advance Property Fund (APF) was the subject of a takeover offer by Stockland Limited. St.George has entered into an agreement with Stockland to dispose of its interest in APF. Accordingly, it has reclassified the units as available for sale, transferred the units to trading securities and marked the investment to market, resulting in an unrealised gain of $23 million. Stockland is offering a combination of cash, Stockland stapled securities and options as consideration for the APF units. CGT applicable on the cash, options and the share component of the stapled securities offered as consideration crystallises on the date of sale, however, CGT on the unit component of the stapled securities is deferred as this is a scrip for scrip transaction. As a conservative measure, the Group has provided $8 million for the full CGT exposure in relation to the total profit as the Stockland units may be sold within the next year.

Subsequent to year end, the units were sold to Stockland which held 94.5% of all APF units as at the expiry of its offer on 30 October 2000. Stockland has indicated its intention to become the Responsible Entity of APF and to proceed to compulsory acquisition of the remaining units in APF. Consequently, Advance Asset Management Limited (AAM - a wholly owned subsidiary of the Bank) will lose APF's management rights (income flows payable to the Responsible Entity under its Constitution).

(iii) St.George has written off goodwill of $13 million relating to the 1997 acquisition of AAM (which formed part of the Advance Bank Group) to reflect the loss of future income on the disposal of its APF management rights.

(iv) As a result of the Best Bank project, the Group is committed to implementing a significant number of redesign initiatives over the next year. It is expected that this will result in significant ongoing benefits to the Group. The cost of the redesign project of $115 million ($75 million after income tax) includes severance payments, consulting fees, implementation costs and other associated costs. Only those costs that are incremental to the Group's normal operating costs and directly attributable to the Best Bank project have been included.

(v) St.George has resolved to terminate its investment in all of its R&D syndicates. Under an agreement with AusIndustry, St.George will not seek to claim any further tax deductions on deposit account interest expense from 15 September 2000. The total cost of these terminations is expected to be approximately $7 million.

SEPTEMBER 1999 ABNORMALS

(vi) During the year ended 30 September 1999 an abnormal expense of $159 million was recognised that represented a write-down in the balance of unamortised goodwill relating to the Advance Bank merger in accordance with the requirements of AASB 1013 'Accounting for Goodwill'.

(vii) During the year ended 30 September 1999, St.George sold 3,505,000 shares held in Data Advantage Limited for $16 million.

(viii) An abnormal expense of $10 million was recognised in respect of the reduction in value of two of the Bank's investment properties.

NOTE 3 DIVIDENDS PROVIDED FOR OR PAID

TYPE	CENTS PER SHARE	CONSOLIDATED ($m)	BANK ($m)	DATE OF PAYMENT	FRANKING RATE	PERCENTAGE FRANKED
2000						
Overprovision for final 1999 dividend		(2)	(2)			
Interim - ordinary	26.0	118	118	03-Jul-00	34%	100%
Final - ordinary	29.0	132	132	15-Dec-00	34%	100%
Converting preference share (2)	67.5	5	5	28-Nov-99	36%	100%
Converting preference share	67.5	16	16	28-May-00	36%	100%
Converting preference share (3)	67.5	11	11	28-Nov-00	34%	100%
Depositary capital securities (5)*		8	-	31-Dec-99	-	-
Depositary capital securities		18	-	30-Jun-00	-	-
Depositary capital securities (6)		10	-	31-Dec-00	-	-
		316	280			
1999						
Interim - ordinary	26.0	120	120	01-Jul-99	36%	100%
Final - ordinary	26.0	120	120	17-Dec-99	36%	100%
Converting preference share (1)	67.5	5	5	28-Nov-98	36%	100%
Converting preference share	67.5	16	16	28-May-99	36%	100%
Converting preference share (2)	67.5	11	11	28-Nov-99	36%	100%
Depositary capital securities (4)		8	-	31-Dec-98	-	-
Depositary capital securities		17	-	30-Jun-99	-	-
Depositary capital securities (5)		8	-	31-Dec-99	-	-
		305	272			

(1) A total dividend of $16 million was paid of which $5 million related to the 1999 financial year.

(2) A total dividend of $16 million was paid of which $11 million related to the 1999 financial year and $5 million related to the 2000 financial year.

(3) A total dividend of $16 million will be payable on 28 November 2000 of which $11 million relates to the 2000 financial year.

(4) A total dividend of $17 million was paid of which $8 million related to the 1999 financial year.

(5) A total dividend of $16 million was paid of which $8 million related to the 1999 financial year and $8 million related to the 2000 financial year.

(6) A dividend of approximately $20 million will be payable on 31 December 2000 of which $10 million relates to the 2000 financial year.

- Dividends provided for or paid on depositary capital securities will be paid by St.George Funding Company LLC to the holders of the securities, out of profits to which no franking credits are attached.

It is anticipated that the balance of the consolidated franking account will be $nil (1999: $nil) after adjusting for:

(i) franking credits that will arise from the payment of income tax payable as at the end of the year; and

(ii) franking debits that will arise from the payment of dividends proposed as at the end of the year; and

(iii) franking credits that the consolidated entity may be prevented from distributing in the subsequent financial year.

NOTE 4 EARNINGS PER ORDINARY SHARE

	Consolidated (cents) 2000	Consolidated (cents) 1999
Basic EPS		
Before goodwill and abnormals	84.3	77.4
After goodwill and abnormals	62.8	19.9
Diluted EPS		
Before goodwill and abnormals	81.8	75.1
After goodwill and abnormals	62.5	24.1
Weighted Average number of shares		
Basic	455,676,941	461,849,093
Diluted	508,828,720	521,215,700

Earnings per share calculations are based on operating profit of $286 million after tax, abnormal items, outside equity interests, provisions for converting preference share dividend and provision for depositary capital securities dividend (1999: $92 million).

The non-redeemable non-cumulative converting preference shares, options over ordinary shares and the unissued allotted shares have not been included in the determination of basic earnings per share, but have been included in the determination of diluted earnings per share.

NOTE 5 SHARE CAPITAL

	($m) 2000	($m) 1999
Issued and paid-up capital:		
455,439,731 Ordinary shares, fully paid (1999: 461,849,093)	2,659	2,734
24,007,327 Non-redeemable, non-cumulative converting preference shares, fully paid (1999: 24,007,327)	360	360
Unissued allotted capital:		
18,440,000 shares	140	140
General Reserve	15	15
	3,174	3,249
Movements in ordinary share capital		
Balance at beginning of year	2,734	2,735
Share Buy Back	(81)	-
Share issues	6	-
Transfer to depositors' and borrowers' redemption reserve	-	(1)
Balance at end of year	2,659	2,734
Issued and uncalled capital:		
15,063 Borrowers' shares unpaid (1999: 20,545)		
450,772 Depositors' shares unpaid (1999: 504,299)		

NOTE 6 SEGMENTAL REPORTING

INDUSTRY SEGMENTS	BANKING AND FINANCE ($m)	INSURANCE ($m)	MANAGED FUNDS ($m)	CONSOLIDATED ($m)
2000				
Operating revenue	3,548	39	159	3,746
Operating profit after income tax	280	16	58	354
Total assets	49,133	153	324	49,610
1999				
Operating revenue	3,181	15	112	3,308
Operating profit after income tax	118	9	30	157
Total assets	44,796	80	141	45,017

The consolidated entity operates predominantly in Australia.

The directors of St.George Bank Limited declare that in their opinion, the accompanying Concise Financial Report of the consolidated entity, comprising St.George Bank Limited and its controlled entities for the year ended 30 September 2000, set out on pages 44 to 50:

(a) has been derived from, or is consistent with, the consolidated entity financial statements for the financial year; and

(b) complies with the Accounting Standard AASB 1039 'Concise Financial Reports'.

For and on behalf of the Board of Directors and in accordance with a resolution of the directors.

F J Conroy
Chair

E A O'Neal
Chief Executive Officer and
Managing Director

Dated at Kogarah, New South Wales
8 November 2000

To the shareholders of St.George Bank Limited;

SCOPE

We have audited the Concise Financial Report of St.George Bank Limited and its controlled entities for the financial year ended 30 September 2000, consisting of the profit and loss statement, balance sheet, statement of cash flows, accompanying notes (1 to 6) and the accompanying discussion and analysis on the profit and loss statement, balance sheet and statement of cash flows (set out on pages 44 to 51) in order to express an opinion on it to the members of the Bank. The Bank's directors are responsible for the Concise Financial Report.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the Concise Financial Report is free of material misstatement. We have also performed an independent audit of the Full Financial Report of St.George Bank Limited and its controlled entities for the year ended 30 September 2000. Our audit report on the financial report was signed on 8 November 2000, and was not subject to any qualification.

Our procedures in respect of the audit of the Concise Financial Report included testing that the information in the Concise Financial Report is consistent with the Full Financial Report and examination, on a test basis, of evidence supporting the amounts, discussion and analysis, and other disclosures which were not directly derived from the Full Financial Report. These procedures have been undertaken to form an opinion whether, in all material respects, the Concise Financial Report is presented fairly in accordance with Accounting Standard AASB 1039 'Concise Financial Reports'.

The audit opinion expressed in this report has been formed on the above basis.

AUDIT OPINION

In our opinion the Concise Financial Report of St.George Bank Limited and its controlled entities for the year ended 30 September 2000 complies with AASB 1039 'Concise Financial Reports'.

KPMG

KPMG

J F Teer
Partner

45 Clarence Street
Sydney, New South Wales, 2000
8 November 2000

CAPITAL ADEQUACY

Under the Australian Prudential Regulation Authority's (APRA) risk based framework, balance sheet exposures are assessed on potential risk of borrower and counterparty default. This credit risk is divided into three broad types of counterparty, being, governments, banks and other counterparties, with individual exposures weighted according to four categories of risk weighting (0, 20, 50 and 100 per cent). In addition to counterparty credit risk, limited recognition is given to underlying collaterals and guarantees.

APRA requires Australian banks to hold sufficient levels of capital to cover the market risk of their trading books. Market risk is the risk of loss arising from the movements in market price in both on and off balance sheet positions. APRA's guidelines stipulate banks must maintain a ratio of qualifying capital to risk-weighted assets of at least 8 per cent.

The position with respect to these ratios as at 30 September is summarised below:

	Consolidated	
	($m) 2000	($m) 1999
Qualifying Capital		
Tier 1		
Share capital	3,174	3,249
Reserves	497	415
Retained profits	77	40
Less:Goodwill and other APRA adjustments	(1,574)	(1,660)
Total tier 1 capital	2,174	2,044
Tier 2		
Asset revaluations	24	-
Subordinated debt	951	807
General provisions for doubtful debts (not tax effected)	132	123
Total tier 2 capital	1,107	930
Less: Deductions	(40)	(27)
Total qualifying capital	3,241	2,947
Risk weighted assets - credit risk	27,817	24,545
Risk weighted assets - market risk	285	338
Total risk weighted assets	28,102	24,883
Risk Weighted Capital Adequacy Ratio	%	%
Tier 1	7.7	8.2
Tier 2	3.9	3.7
Less:Deductions	(0.1)	(0.1)
Total Capital Ratio	11.5	11.8

INFORMATION REGARDING SHAREHOLDINGS

(i) Distribution of Shareholdings as at 20 October 2000

(a) Ordinary Shares

RANGE OF SHAREHOLDINGS	NO. OF SHAREHOLDINGS	NO. OF ORDINARY SHARES	PERCENTAGE OF TOTAL
1 - 1,000	51,365	25,083,232	5.51
1,001 - 5,000	42,627	97,577,935	21.42
5,001 - 10,000	7,099	50,168,393	11.02
10,001 - 100,000	4,688	100,927,480	22.16
100,001 and over	162	181,693,691	39.89
TOTAL	105,941	455,450,731	100.00

There were 43 shareholders who had less than a marketable parcel of ordinary shares which equates to a market value of less than $500 based on the market price as at 20 October 2000.

INFORMATION REGARDING SHAREHOLDINGS (CONTINUED)

(b) Converting Preference Shares

RANGE OF SHAREHOLDINGS	NO. OF SHAREHOLDINGS	NO. OF PREFERENCE SHARES	PERCENTAGE OF TOTAL
1 - 1,000	25,291	6,752,905	28.13
1,001 - 5,000	3,707	7,437,241	30.98
5,001 - 10,000	313	2,171,133	9.04
10,001 - 100,000	137	3,268,636	13.62
100,001 and over	18	4,377,412	18.23
TOTAL	29,466	24,007,327	100.00

(ii) Limitation on share ownership

The Constitution of the Bank imposes a prohibition on the ownership of more than ten per cent (10%) of the issued shares in the Bank for a period of ten (10) years commencing 1 July 1992. During that period, an amendment to the Constitution relating to the ten per cent (10%) shareholding limitation, and relating to special reserves, requires a majority that together holds at least ninety per cent (90%) of ordinary shares on issue at that time and comprises at least seventy-five per cent (75%) of ordinary shareholders voting in favour of the amendment whether in person or by proxy.

(iii) Trading of St.George Shares

The ordinary and preference shares of the Bank are traded on the Australian Stock Exchange, with Sydney being the Bank's home exchange. The symbol under which the ordinary shares and converting preference shares are traded is 'SGB' and 'SGBPA' respectively. Share details of trading activity are published in most daily newspapers, generally under the abbreviation of 'SGB' or St George.

(iv) Substantial Shareholders

	TYPE OF SHARES	NO. OF SHARES
By notice dated 18 July 2000, National Australia Bank Limited advised that it or its associates then held relevant interests in the following ordinary shares and converting preference shares of the Bank:	Ordinary Preference	45,611,221 481,977
By notice dated 14 February 2000, Australia and New Zealand Banking Group Limited advised that it or its associates then held relevant interests in the following ordinary shares:	Ordinary	38,610,837

(v) Top twenty (20) shareholders as at 20 October 2000:

(a) Ordinary Shares

SHAREHOLDER	NO. OF ORDINARY SHARES HELD	PERCENTAGE OF SHARES HELD
ANZ Nominees Limited	47,247,574	10.37
National Nominees Limited	18,751,172	4.12
Westpac Custodian Nominees Limited	16,236,406	3.56
Chase Manhattan Nominees Limited	10,874,404	2.39
Citicorp Nominees Pty Limited	9,975,236	2.19
Mercantile Mutual Life Insurance Company Limited	7,472,578	1.64
Queensland Investment Corporation	7,248,835	1.59
Permanent Trustees Company Limited (ICN0001 A/C)	5,163,967	1.13
AMP Life Limited	3,147,519	0.69
Zurich Australia Limited	2,413,044	0.53
National Australia Bank Limited	2,398,929	0.53
Commonwealth Custodial Services Limited	2,256,682	0.50
NRMA Nominees Pty Limited	1,990,900	0.44
Argo Investments Limited	1,737,680	0.38
AMP Nominees Pty Limited	1,523,496	0.33
Australian Foundation Investment Company Limited	1,319,217	0.29
Perpetual Nominees Limited (PMISF A/C)	1,315,604	0.29
Merrill Lynch (Australia) Nominees Pty Ltd	1,098,633	0.24
Transport Accident Commission	1,079,735	0.24
McCusker Holdings Pty Ltd	1,050,127	0.23

The percentage total of the twenty largest ordinary shareholders is 31.68 per cent of the total ordinary shares issued.

INFORMATION REGARDING SHAREHOLDINGS (CONTINUED)

(b) Converting Preference Shares

SHAREHOLDER	NO. OF PREFERENCE SHARES HELD	PERCENTAGE OF SHARES HELD
Australian Foundation Investment Company Limited	560,000	2.33
Questor Financial Services Limited	317,748	1.32
Brispot Nominees Pty Ltd	309,720	1.29
Djerriwarrh Investments Limited	300,000	1.25
J Albert & Son Pty Limited	300,000	1.25
ANZ Nominees Limited	296,141	1.23
Westpac Custodian Nominees Limited	271,812	1.13
Albert Investments Pty Limited	268,000	1.12
Permanent Trustee Company Limited (ICN0001 A/C)	249,083	1.04
Investment Services Nominees Pty Ltd	244,912	1.02
National Australia Bank Limited	240,707	1.00
Citicorp Nominees Pty Limited	215,868	0.90
Perpetual Nominees Limited	157,712	0.66
Tower Trust Limited	155,928	0.65
Argo Investments Limited	152,781	0.64
Godark Investments Pty Ltd	124,000	0.52
Sandhurst Trustees Limited (MIF A/C)	109,000	0.45
Challenger Life No 2 Limited	104,000	0.43
Perpetual Trustees Nominees Limited	100,000	0.42
Sandhurst Trustees Limited (NADIT A/C)	100,000	0.42

The percentage total of the twenty largest preference shareholders is 19.07 per cent of the total preference shares issued.

(vi) Domicile of shareholdings as at 20 October 2000:

(a) Ordinary shareholdings

LOCALITY	NO. OF SHAREHOLDERS	TOTAL NO. OF SHARES HELD
Australian Capital Territory	3,802	7,989,944
New South Wales	60,100	270,250,160
Northern Territory	208	310,885
Queensland	7,893	24,357,181
South Australia	8,428	17,208,298
Tasmania	612	1,417,327
Victoria	21,796	125,871,153
Western Australia	2,334	5,774,082
DOMESTIC TOTAL	105,173	453,179,030
OVERSEAS TOTAL	768	2,271,701
TOTAL	105,941	455,450,731

(b) Converting Preference shareholdings

LOCALITY	NO. OF SHAREHOLDERS	TOTAL NO. OF SHARES HELD
Australian Capital Territory	730	433,788
New South Wales	17,562	13,066,323
Northern Territory	29	6,343
Queensland	1,690	1,288,809
South Australia	741	956,879
Tasmania	189	135,960
Victoria	7,945	7,613,981
Western Australia	475	464,729
DOMESTIC TOTAL	29,361	23,966,812
OVERSEAS TOTAL	105	40,515
TOTAL	29,466	24,007,327

HISTORY OF ORDINARY SHARES ISSUES

DATE OF ISSUE	DETAILS	SHARES ISSUED	($m) ISSUE PRICE
Balance at 1 October 1995		199,146,814	Various
05/01/96	Dividend Reinvestment Plan	3,983,630	6.82
26/02/96	Share Rounding Plan	1,142,510	6.82
02/07/96	Dividend Reinvestment Plan	3,813,974	7.79
03/01/97	Dividend Reinvestment Plan	4,141,135	7.41
29/01/97	Advance Bank Australia Limited Issue (i)	228,247,787	7.88
02/07/97	Dividend Reinvestment Plan	7,614,805	7.59
05/01/98	Dividend Reinvestment Plan	7,306,897	7.99
25/05/98	Employee Reward Share Plan	644,729	10.40
02/07/98	Dividend Reinvestment Plan	5,806,812	9.83
Nov-Dec 99	Share Buy Back - Cancelled Shares	(8,000,000)	(ii) 10.12
Nov 99	Exercise of Options	235,000	8.58
16/12/99	Exercise of Options	175,000	8.58
Dec 99	Exercise of Awards	126,530	Various
14/01/00	Employee Reward Share Plan	602,441	11.12
08/06/00	Exercise of Options	275,000	8.58
Jun 00	Exercise of Awards	26,667	Various
13/09/00	Exercise of Options	150,000	8.58
	Total at 30 September 2000	455,439,731	

(i) Issue to shareholders of Advance Bank Australia Limited upon acquisition of that bank.
(ii) Average price of shares purchased.

HISTORY OF PREFERENCE SHARE ISSUE

DATE PAID	DETAILS	SHARES ISSUED	($) ISSUE PRICE
28/05/96	Intial issue	24,007,327	15.00

HISTORY OF DIVIDENDS

DATE PAID	TYPE	(cents) RATE	($) DRP
02/07/96	Interim	26.0	7.79
03/01/97	Final	26.0	7.41
02/07/97	Interim	26.0	7.59
05/01/98	Final	26.0	7.99
02/07/98	Interim	26.0	9.83
18/12/98	Final	26.0	N/A
01/07/99	Interim	26.0	N/A
17/12/99	Final	26.0	N/A
03/07/00	Interim	26.0	N/A
15/12/00	Final	29.0	N/A

HISTORY OF CONVERTING PREFERENCE SHARES

DATE PAID	TYPE	(cents) RATE	($) DRP
28/11/96	Half-Yearly Base Dividend	67.5	N/A
28/05/97	Half-Yearly Base Dividend	67.5	N/A
28/11/97	Half-Yearly Base Dividend	67.5	N/A
28/05/98	Half-Yearly Base Dividend	67.5	N/A
28/11/98	Half-Yearly Base Dividend	67.5	N/A
28/05/99	Half-Yearly Base Dividend	67.5	N/A
28/11/99	Half-Yearly Base Dividend	67.5	N/A
28/05/00	Half-Yearly Base Dividend	67.5	N/A
28/11/00	Half-Yearly Base Dividend	67.5	N/A

PROJECT MANAGER FOW WOW COMMUNICATIONS DESIGN BILLY BLUE DESIGN AND WRITING COPYWRITING JULIE ZILKO PHOTOGRAPHY JOHN MARMARAS

ST.GEORGE HEAD OFFICE
St.George House
4-16 Montgomery Street
Kogarah NSW 2217
Telephone (02) 9236 1111
International (612) 9236 1111
Facsimile (02) 9952 1000

POSTAL ADDRESS
Locked Bag 1
Kogarah NSW 1485

EMAIL/INTERNET
Email stgeorge@stgeorge.com.au
Internet www.stgeorge.com.au

REGISTERED OFFICE
St.George House
4-16 Montgomery Street
Kogarah NSW 2217
Telephone (02) 9236 1111
Facsimile (02) 9952 1000

GROUP SECRETARY AND GENERAL COUNSEL
Michael Bowan

SHARE REGISTRY
Computershare Registry Services
Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000
Telephone (02) 8234 5222
Outside Sydney 1800 804 457
International (612) 8234 5222
Facsimile (02) 8234 5050

AUDITORS
KPMG
45 Clarence Street
Sydney NSW 2000

CREDIT RATINGS	SHORT TERM	LONG TERM
Standard and Poor's	A-1	A
Moody's Investors Service	P2	A3
FITCH	F1	A

ST.GEORGE PERSONAL AND SMALL BUSINESS BANKING
NEW SOUTH WALES
St.George House
4-16 Montgomery Street
Kogarah NSW 2217
Sales
Telephone 133 555
Facsimile (02) 9952 1072
Service
Telephone 133 330
Facsimile (02) 9952 1073

QUEENSLAND
Level 2, 10 Felix Street
Brisbane QLD 4000
Telephone (07) 3246 6400
Facsimile (07) 3246 6441

VICTORIA
Level 2, 158-164 Swanston Street
Melbourne VIC 3000
Telephone (03) 9296 4333
Facsimile (03) 9296 4395

SOUTH AUSTRALIA
97 King William Street
Adelaide SA 5000
Telephone 13 13 76

WESTERN AUSTRALIA
Level 11, Central Park
152-158 St.George's Terrace
Perth WA 6000
Telephone (08) 9265 7400
Facsimile (08) 9265 7427

AUSTRALIAN CAPITAL TERRITORY
Level 1, 60 Marcus Clarke Street
Canberra City ACT 2601
Telephone (02) 6243 5555
Facsimile (02) 6243 5840

BANKSA
97 King William Street
Adelaide SA 5000
Telephone 13 13 76
Facsimile (08) 8424 5950
(General Enquiries)

INSTITUTIONAL AND BUSINESS BANKING
NEW SOUTH WALES
Level 15, 182 George Street
Sydney NSW 2000
Telephone (02) 9236 3636
Facsimile (02) 9236 1680

QUEENSLAND
Central Plaza 1
345 Queen Street
Brisbane QLD 4000
Telephone (07) 3232 8888
Facsimile (07) 3232 8991

SOUTH AUSTRALIA
97 King William Street
Adelaide SA 5000
Telephone 13 13 76

VICTORIA
Level 1, 333 Collins Street
Melbourne VIC 3000
Telephone (03) 9274 4777
Facsimile (03) 9274 4910

WESTERN AUSTRALIA
Level 11, Central Park
152-158 St.George's Terrace
Perth WA 6000
Telephone (08) 9265 7400
Facsimile (08) 9265 7588

AUSTRALIAN CAPITAL TERRITORY
Level 1, 60 Marcus Clarke Street
Canberra City ACT 2601
Telephone (02) 6243 5474
Facsimile (02) 6243 5842

GROUP TREASURY AND CAPITAL MARKETS
NEW SOUTH WALES
Level 11, 55 Market Street
Sydney NSW 2000
Telephone (02) 9320 5555
Facsimile (02) 9320 5586

VICTORIA
Level 1, 333 Collins Street
Melbourne VIC 3000
Telephone (03) 9274 4777
Facsimile (03) 9640 8633

SOUTH AUSTRALIA
97 King William Street
Adelaide SA 5000
Telephone 13 13 76
Facsimile (08) 8424 4119
(General Enquiries)

WESTERN AUSTRALIA
Level 11, Central Park
152-158 St.George's Terrace
Perth WA 6000
Telephone (08) 9265 7400
Facsimile (08) 9265 7556

INVESTMENT SERVICES
ADVANCE ASSET MANAGEMENT
Level 10, 182 George Street
Sydney NSW 2000
Telephone (02) 9236 3000
Facsimile (02) 9231 1673

ASCALON CAPITAL MANAGERS LIMITED
Level 10, 182 George Street
Sydney NSW 2000
Telephone (02) 9236 2930
Facsimile (02) 9231 1673

PRIVATE WEALTH MANAGEMENT
Level 5, 182 George Street
Sydney NSW 2000
Telephone (02) 9236 1882
Facsimile (02) 9236 1877

SEALCORP HOLDINGS LIMITED
Level 12, 400 George Street
Sydney NSW 2000
Telephone (02) 9947 1255
Facsimile (02) 9511 2366

+ YOU

st.george

ABN 92 055 513 070

35632 11/00(A)

THE SUM OF US

2000

Full Financial Report 2000

st.george

EQUALS


+ YOU

TABLE OF CONTENTS

PROFIT AND LOSS STATEMENTS

	Note	Consolidated ($m) 2000	Consolidated ($m) 1999	Bank ($m) 2000	Bank ($m) 1999
Interest income	2	**3,194**	2,833	**3,122**	2,743
Less: Interest expense	2	**2,022**	1,694	**2,087**	1,726
Net interest income		**1,172**	1,139	**1,035**	1,017
Less: Bad and doubtful debts	4	**50**	45	**47**	34
Net interest income after bad and doubtful debts		**1,122**	1,094	**988**	983
Other income	3	**552**	475	**628**	383
Total operating income (net of interest expense and bad and doubtful debts)		**1,674**	1,569	**1,616**	1,366
Less: Operating expenses					
- staff costs		**518**	481	**476**	451
- computer and equipment costs		**159**	155	**150**	150
- occupancy costs		**111**	102	**106**	94
- GST implementation costs		**17**	1	**15**	1
- other		**198**	202	**197**	182
Total operating expenses	5	**1,003**	941	**944**	878
Operating profit before goodwill amortisation, abnormal items and income tax		**671**	628	**672**	488
Goodwill amortisation	5	**101**	107	**72**	81
Operating profit before abnormal items and income tax		**570**	521	**600**	407
Abnormal items before tax	10	**(27)**	(153)	**(129)**	(148)
Operating profit before income tax		**543**	368	**471**	259
Income tax expense attributable to operating profit before abnormal items	9	**219**	205	**141**	153
Tax expense/(benefit) attributable to abnormal items	9&10	**(30)**	6	**(38)**	4
		189	211	**103**	157
Operating profit after income tax		**354**	157	**368**	102
Outside equity interests in operating profit after income tax		**-**	-	**-**	-
Operating profit after income tax attributable to members of the Bank		**354**	157	**368**	102
Retained profits at the beginning of the financial year		**40**	187	**16**	184
Transfer from reserve	34	**-**	2	**-**	2
Total available for appropriation		**394**	346	**384**	288
Dividends	11	**316**	305	**280**	272
Transfer to reserve	34	**1**	1	**-**	-
Retained profits at the end of the financial year		**77**	40	**104**	16

These Profit and Loss Statements should be read in conjunction with the accompanying Notes 1 to 47 which form part of the Financial Report.

BALANCE SHEETS

	Note	Consolidated ($m) 2000	Consolidated ($m) 1999	Bank ($m) 2000	Bank ($m) 1999
ASSETS					
Cash and liquid assets	13	**499**	581	**518**	581
Due from other financial institutions	14	**148**	146	**120**	114
Trading securities	15	**3,930**	4,319	**3,772**	4,319
Investment securities	16	**1,219**	287	**1,127**	217
Loans and other receivables	17	**39,454**	36,232	**38,199**	34,969
Bank acceptances of customers		**607**	403	**607**	403
Amounts receivable from controlled entities		**-**	-	**1,864**	2,072
Shares - controlled entities		**-**	-	**1,578**	1,504
- associated companies		**137**	4	**7**	3
Other investments	21	**109**	84	**16**	4
Property, plant and equipment	22	**564**	566	**431**	436
Goodwill	23	**1,485**	1,582	**1,054**	1,111
Other assets	24	**1,458**	813	**1,622**	772
TOTAL ASSETS		**49,610**	45,017	**50,915**	46,505
LIABILITIES					
Deposits and other borrowings	25	**35,047**	32,537	**34,737**	32,436
Due to other financial institutions	26	**1,038**	520	**1,038**	520
Bank acceptances		**607**	403	**607**	403
Amounts payable to controlled entities		**-**	-	**2,092**	2,096
Provision for dividends	27	**153**	139	**143**	131
Income tax liability	28	**313**	314	**193**	206
Other provisions	29	**138**	73	**133**	70
Bonds and notes	30	**7,369**	5,894	**7,369**	5,894
Loan capital	31	**979**	853	**979**	853
Bills payable and other liabilities	32	**325**	629	**274**	576
TOTAL LIABILITIES		**45,969**	41,362	**47,565**	43,185
NET ASSETS		**3,641**	3,655	**3,350**	3,320
SHAREHOLDERS' EQUITY					
Share capital	33	**3,174**	3,249	**3,174**	3,249
Reserves	34	**53**	29	**72**	55
Retained profits		**77**	40	**104**	16
SHAREHOLDERS' EQUITY ATTRIBUTABLE TO MEMBERS OF THE BANK		**3,304**	3,318	**3,350**	3,320
Outside equity interests in controlled entities	35	**337**	337	**-**	-
TOTAL SHAREHOLDERS' EQUITY		**3,641**	3,655	**3,350**	3,320

These Balance Sheets should be read in conjunction with the accompanying Notes 1 to 47 which form part of the Financial Report.

CASH FLOWS FROM OPERATING ACTIVITIES	Note	Consolidated ($m) 2000	Consolidated ($m) 1999	Bank ($m) 2000	Bank ($m) 1999
Interest received		3,192	2,822	3,127	2,739
Interest paid		(1,973)	(1,877)	(1,934)	(1,860)
Dividends received		1	3	57	55
Other income received		573	478	230	309
Operating expenses paid		(882)	(881)	(632)	(824)
Income taxes paid		(157)	(132)	(111)	(85)
GST collected		58	-	14	-
GST paid		(62)	-	(9)	-
Net decrease/(increase) in trading securities		549	(1,894)	549	(1,894)
Net cash provided by/(used in) operating activities	(a)	1,299	(1,481)	1,291	(1,560)

CASH FLOWS FROM INVESTING ACTIVITIES	Note	Consolidated ($m) 2000	Consolidated ($m) 1999	Bank ($m) 2000	Bank ($m) 1999
Acquisition of Scottish Pacific	(c)	(27)	-	(27)	-
Acquisition of KPMG Financial Services	(c)	-	(20)	-	-
Proceeds on disposal of controlled entities	(d)	-	-	-	-
Additional investment in controlled entities		-	-	(73)	-
Restructuring costs		(45)	(36)	(45)	(36)
Net decrease in balances due from other financial institutions		216	241	216	221
Net (payments)/proceeds from sale of investment securities		(944)	90	(923)	88
Repayment of regulatory deposit		-	399	-	399
Net increase in loans and other receivables		(3,450)	(442)	(3,257)	(880)
Payments for shares		(155)	-	(16)	-
Proceeds from sale of shares		2	-	1	-
Payments for other investments		(13)	(46)	-	(3)
Proceeds from sale of other investments		-	11	-	11
Proceeds from sale of other investments - abnormal		-	16	-	10
Payments of research and development costs		(6)	-	-	-
Payments for property, plant and equipment		(57)	(34)	(46)	(28)
Proceeds from sale of property, plant and equipment		10	17	10	17
Net decrease/(increase) in amounts receivable from controlled entities		-	-	166	(360)
Proceeds from abnormal items		-	-	6	-
Net increase in other assets		(76)	(141)	(71)	(130)
Net cash (used in)/provided by investing activities		(4,545)	55	(4,059)	(691)

CASH FLOWS FROM FINANCING ACTIVITIES	Note	Consolidated ($m) 2000	Consolidated ($m) 1999	Bank ($m) 2000	Bank ($m) 1999
Net increase in deposits		2,411	1,103	2,203	1,090
Proceeds from other borrowings		20,391	23,292	20,187	23,292
Repayment of other borrowings		(18,738)	(23,437)	(18,738)	(23,437)
Proceeds from loan capital		1,070	3,054	1,070	3,054
Repayment of loan capital		(1,097)	(3,163)	(1,097)	(3,163)
Increase in amounts payable to controlled entities		-	-	38	878
Net (decrease)/increase in other liabilities		(818)	271	(933)	185
Share buyback		(81)	-	(81)	-
Proceeds from issue of shares		7	-	7	-
Dividends paid		(303)	(306)	(269)	(272)
Net cash provided by financing activities		2,842	814	2,387	1,627
Net decrease in cash and cash equivalents held		(404)	(612)	(381)	(624)
Cash and cash equivalents held at the beginning of the financial year		52	664	20	644
Cash and cash equivalents held at the end of the financial year	(b)	(352)	52	(361)	20

NOTES TO STATEMENTS OF CASH FLOWS

	Consolidated ($m) 2000	Consolidated ($m) 1999	Bank ($m) 2000	Bank ($m) 1999
(a) Reconciliation of operating profit after income tax to net cash provided by/(used in) operating activities				
Operating profit after income tax	354	157	368	102
Depreciation	67	59	58	51
Amortisation				
- goodwill	101	107	72	81
- deferred expenditure	38	25	35	22
Dividend receivable	(4)	-	(225)	-
Profit on sale of property, plant and equipment	(1)	(7)	(1)	(7)
Loss on sale of property, plant and equipment	3	-	3	-
Increase in accrued expenses	97	44	234	34
Increase in provision for income tax	64	78	31	72
(Increase)/decrease in interest receivable	(2)	(11)	1	(3)
Increase in other income receivable	(31)	(16)	(96)	(15)
Decrease/(increase) in trading securities	549	(1,894)	549	(1,894)
Bad and doubtful debts expense	50	45	47	34
Increase in prepaid expenses	(10)	(5)	-	-
(Decrease)/increase in employee entitlements provisions	(3)	1	(4)	-
Decrease in Directors' retirement provisions	(1)	-	(1)	-
Increase/(decrease) in interest payable	53	(181)	157	(134)
Net profit on sale of investment securities	-	(1)	-	(1)
Net profit on sale of shares	(1)	(4)	-	(3)
Exchange gain on foreign currency borrowing - controlled entity	-	-	-	(16)
Abnormal items	(3)	153	84	148
Profit on trading	(21)	(31)	(21)	(31)
Net cash provided by/(used in) operating activities	1,299	(1,481)	1,291	(1,560)
(b) Reconciliation of cash				
For the purpose of the Statements of Cash Flows, cash at the end of the financial year is reconciled to the following items in the Balance Sheets:				
Cash and liquid assets	499	581	518	581
Due from other financial institutions - at call	148	146	120	114
Due to other financial institutions - at call	(822)	(478)	(822)	(478)
Bills payable	(177)	(197)	(177)	(197)
Cash and cash equivalents at end of year	(352)	52	(361)	20

NOTES TO STATEMENTS OF CASH FLOWS (CONTINUED)

(c) Acquisition controlled entities

On 16 May 2000, St.George Bank Limited acquired 100% of the ordinary issued share capital of Scottish Pacific Business Finance Group for $42 million. The excess of fair value over the net assets of Scottish Pacific Business Finance Group at the date of acquisition was $32 million.

	Consolidated ($m) 2000	Consolidated ($m) 1999
Fair value of net tangible assets acquired:		
- Property, plant and equipment	2	-
- Loans and other receivables	209	-
- Other assets	-	1
- Cash	5	1
- Borrowings	(203)	-
- Other liabilities	(1)	(2)
- Provisions - other	(2)	-
	10	-
Goodwill on acquisition	32	-
Excess net market value over underlying net assets	-	21
Consideration	42	21
Less: - Cash acquired	5	1
- Deferred payment - non cash	10	-
Net outflow of cash on acquisition	27	20

(d) Disposal of entities

On 30 September 2000, St.George disposed of its interest in ASSIRT Pty Limited and ASSIRT Software Pty Limited. This disposal included St.George's interest in Quicktrade. St.George received 100,744,667 fully paid Bourse Data Limited (now WealthPoint Limited) convertible preference shares valued at $1.20 per share as consideration. Details of the disposal are as follows:

	($m) 2000
Consideration	
Non cash consideration	121
Incidental costs and costs accrued by the Group:	
- Cash	-
- Non cash	(4)
	117
Fair value of the net tangible assets disposed:	
Investment in subsidiaries (at cost)	10
- Due to St.George Bank Group	(14)
- Other assets	7
- Other investments	8
- Goodwill	21
Net assets disposed	32
Abnormal profit on sale	85
Net inflow of cash relating to disposal	-

NOTE 1 STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

In this Financial Report, St.George Bank Limited, the "parent entity" is referred to as the "Bank".

The following terminology is also used:

- the "consolidated entity" is St.George Bank Limited and its controlled entities,
- "controlled entities"are entities controlled by St.George Bank Limited (as listed in Note 42).

The significant accounting policies which have been adopted in the preparation of this Financial Report are as follows:

(a) Bases of Accounting

This general purpose Financial Report complies with the accounts provisions of the Banking Act, Corporations Law, applicable Australian Accounting Standards and Urgent Issues Group Consensus Views.

Unless otherwise indicated, all amounts are expressed in Australian currency and are shown in $ million.

The accounting policies adopted are consistent with those of the previous year, unless otherwise indicated.

Comparative information is reclassified where necessary to enhance comparability.

(b) Historical Cost

This Financial Report has been prepared on the basis of historical cost and does not take into account changing money values except where stated. Securities and derivatives held for trading purposes have been marked to market.

The carrying amounts of all non-current assets are reviewed to determine whether they are in excess of their recoverable amounts as at balance date. If the carrying amount of a non-current asset exceeds the recoverable amount, the asset is written down to the lower amount. When assessing the recoverable amount for a particular non-current asset, the net cash flows arising from the asset's continued use and subsequent disposal have not been discounted to its present values, except where specifically stated.

(c) Consolidation

The consolidated Financial Report comprises the Financial Report of the Bank and its controlled entities.

Where an entity commenced or ceased to be controlled during the year, its results are only included from the date control commenced or up to the date control ceased.

Outside interests in the equity and results of the entities that are controlled by the Bank are shown as a separate item in the consolidated Financial Report.

All inter-entity balances and transactions have been eliminated.

(d) Excess of Market Value over Net Assets of Controlled Entities

Investments in controlled entities by St.George Life Limited are recorded at market value. On consolidation, the excess of net market value of these controlled entities over their underlying net assets is separately recognised and included in other assets. This amount is assessed at each reporting date with changes in value recorded as other income or expense in accordance with AASB 1038, "Life Insurance Business".

(e) Foreign Currency

All monetary assets and liabilities held in foreign currencies are shown in this Financial Report at the exchange rates prevailing at balance date. Foreign currency forwards, futures, swaps and options are valued at the appropriate market rates at balance date.

Unrealised profits and losses arising from these revaluations are recognised in the Profit and Loss Statements.

For foreign exchange trading activities, it is the policy of the consolidated entity to maintain a substantially matched position in foreign currency assets and liabilities hence, net exposure to exchange risk is not material.

(f) Translation of Controlled Foreign Entities

The Financial Reports of overseas controlled entities that are integrated foreign operations are translated using the temporal method. Monetary assets and liabilities are translated into Australian currency at rates of exchange current at balance date, while non-monetary items and revenue and expense items are translated at exchange rates current when the transactions occurred. Exchange differences arising on translation are brought to account in the Profit and Loss Statements.

(g) Roundings

The Bank is a company of the kind referred to in ASIC class order No 98/0100 dated 10 July 1998. Accordingly, amounts in this Financial Report have been rounded to the nearest one million dollars except where otherwise stated.

NOTE 1 STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(h) Cash and Liquid Assets

Cash and liquid assets comprise cash held in branches, ATM's, cash at bankers, money at call, bills receivable and remittances in transit. Interest income on cash and liquid assets is recognised in the Profit and Loss Statements when earned.

(i) Due from Other Financial Institutions

Balances due from other financial institutions includes loans, nostro balances and settlement account balances due from other banks. They are brought to account at the gross balance outstanding. Interest income is recognised in the Profit and Loss Statements when earned.

(j) Trading Securities

Trading securities are purchased without the intention of being held to maturity. Securities are recorded at net fair value based on quoted market prices. Realised and unrealised gains and losses are recognised in the Profit and Loss Statements. Interest on trading securities is included in net interest income. At acquisition, trading securities are recorded on a trade date basis.

(k) Investment Securities

Investment securities are purchased with the intention of being held to maturity. The securities are recorded at cost plus accrued interest and, in respect of fixed interest securities, are adjusted for amortised premiums and discounts. Premiums and discounts are amortised from the date of acquisition so that the securities reflect their face value at maturity. The amortisation of premiums and discounts is recognised in the Profit and Loss Statements as net interest income. Gains or losses on disposal of investment securities prior to maturity are brought to account when realised. Unrealised losses are not brought to account unless there is considered to be a permanent diminution in value. Investment securities are recorded on a trade date basis. Interest income is recognised in the Profit and Loss Statements when earned.

(l) Repurchase Agreements

Securities sold under agreements to repurchase are retained in the Balance Sheets as "Trading Securities" or "Investment Securities", as applicable, and accounted for accordingly. The obligation to repurchase is recognised as a liability and disclosed as "Deposits and Other Borrowings". Securities purchased under agreements to resell are recorded as "Liquid Assets".

(m) Loans and Other Receivables

(i) Loans and other receivables include residential, commercial, credit card, overdrafts and other personal loans, leasing, hire purchase, bill financing, leveraged leases, margin lending, equity swaps and research and development participation. Receivables referred to above are carried at the recoverable amount represented by the gross value of the loan balance adjusted for specific provisions for doubtful debts, interest reserved and in respect of leveraged leases, unearned tax remissions. Interest and material yield related fees are recognised in the Profit and Loss Statements when earned.

(ii) Leasing Receivables

Finance leases, in which the consolidated entity is the lessor, are included in "Loans and Other Receivables". At the beginning of the lease term, the present value of the minimum lease payments receivable plus the present value of any unguaranteed residual value is recorded in the Balance Sheets. Income attributable to the leases is brought to account progressively in the Profit and Loss Statements over the lease term in accordance with an actuarial method so as to achieve a constant periodic rate of return on the leases outstanding.

(iii) Structured Investments

Investments by the consolidated entity in research and development syndicates, participation in leveraged leases and equity swaps are recorded at the amounts equal to the consolidated entity's participation and included in "Loans Other Receivables" in the Financial Report.

Revenue is brought to account based on a method which yields a constant rate of return. The income is received on an after tax basis and is brought to account in the Profit and Loss Statements on a before tax basis.

(n) Impaired Assets

The consolidated entity has adopted the Australian Prudential Regulation Authority's (APRA) guidelines for classifying impaired assets, which consist of the following broad categories:

1) Non-Accrual Loans

Loans are classified as non-accrual where:

(i) contractual payments of principal and/or interest are 90 or more days in arrears, and where the value of security is insufficient to cover repayment of principal and interest;

(ii) a specific provision has been raised; and/or

(iii) there is reasonable doubt about the ultimate collectability of principal and interest within an acceptable timeframe.

Income on non-accrual loans is recognised only on a cash basis and when the cash received is not a principal payment. If necessary a specific provision for doubtful debts is recognised so that the carrying amount of the loan does not exceed the expected future cash flows.

2) Restructured Loans

These are loans where the original contractual terms have been amended to provide concessions of interest or principal as a result of a customer's financial or other difficulties in complying with the original facility terms. For these loans, interest and fees are recognised as income on an accruals basis, whilst the customer complies with the modified terms and conditions.

3) Assets Acquired Through Security Enforcement

This category comprises assets where ownership has been assumed in settlement of a debt. These assets are recorded in the Balance Sheets under "Other Investments" (refer below) and are subject to revaluation each year.

(o) Bad Debts Written Off and Provision for Doubtful Debts

Bad debts are written off as they arise. For personal lending, residential lending and commercial lending, the consolidated entity has a policy of providing for possible losses on the basis of amounts set aside to cover specific debts which are considered doubtful. The general provision for doubtful debts (not tax effected) when combined with the tax effected balance of "Unearned Income-Mortgage Insurance Premiums" represents 0.52% (1999: 0.54%) of risk weighted assets.

"Unearned Income-Mortgage Insurance Premiums" disclosed in the Balance Sheets under "Bills Payable and Other Liabilities" represents a provision against potential defaults not specifically identified in respect of the housing loans insured by St.George Insurance Pte Ltd.

In the insurance operation, a loss provision is maintained against potential claims where the entity has been notified that a loss may arise.

(p) Bank Acceptances of Customers

The potential liability arising as a result of bank bill acceptances that are sold into the market is recorded in the Balance Sheets as a liability. An equal and offsetting claim exists against customers in the event of a call on this potential liability and is recorded in the Balance Sheets as an asset. Bank acceptances generate fee income which is recognised in the Profit and Loss Statements when earned. Discounted bills accepted by the consolidated entity are recorded as part of "Trading Securities" as the intention at the time of discount is to offer the acceptances for resale.

(q) Regulatory Deposits

Prior to 1 July 1999, the consolidated entity was required to maintain a regulatory deposit with the Reserve Bank of Australia (RBA) at an interest rate below that prevailing in the market. Interest was taken to the Profit and Loss Statements when earned. From 1 July 1999, there is no longer a requirement to maintain a regulatory deposit with the RBA.

(r) Shares in Associated Companies and Shares Other

These investments are recorded at the lower of cost or recoverable amount. Equity accounting of associated companies has not been adopted as the impact on the consolidated entity's Financial Report is not material.

NOTE 1 STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(s) Other Investments

Property, plant and equipment held for sale are shown in the Balance Sheets as "Other Investments".

Buildings classified as "Other Investments" are not depreciated.

Land and buildings held for sale have been independently valued at 30 September 2000. Adjustments arising from revaluations are reflected in the Asset Revaluation and Realisation Reserve applicable to this class of asset. If no such reserve exists, revaluation decrements are recognised in the Profit and Loss Statements and to the extent that an increment reverses a previous revaluation decrement, it is recognised as revenue in the Profit and Loss Statements.

Holding costs such as rates and taxes are not capitalised. Development costs are capitalised to the extent that they are considered to be recoverable.

Shares in entities and other securities are recorded at cost less any necessary provision for diminution in value. Unrealised losses relating to diminution in the value of shares in entities and other securities are recognised in the Profit and Loss Statements.

(t) Property, Plant and Equipment

The consolidated entity has land and buildings independently valued each year, except where such properties are in the course of construction or major renovation.

In addition to the annual valuation of the entire class of land and buildings, individual land and buildings are valued prior to sale where their carrying value exceeds the recoverable amount. Capital gains tax, if applicable, is recognised in determining income tax expense in the period in which the land and buildings are sold.

Increments and decrements arising upon revaluation of land and buildings are recognised in the Asset Revaluation and Realisation Reserve and continue to be recorded in this reserve following subsequent disposal. If no such reserve exists, revaluation decrements are recorded in the Profit and Loss Statements and to the extent that an increment reverses a previous revaluation decrement, it is recognised as revenue in the Profit and Loss Statements.

(u) Depreciation

Plant and equipment of the consolidated entity, including buildings, are depreciated on a straight-line basis over their estimated useful lives.

Leasehold improvements are depreciated on a straight-line basis over the remaining lease term or their estimated useful lives, whichever is the shorter.

The estimated useful lives are as follows:

- Buildings	20 to 60 years
- Plant and Equipment	3 to 10 years
- Leasehold Improvements	1 to 10 years

(v) Goodwill

With the exception of acquisitions undertaken by St.George Life Limited (refer (d) above), the excess of purchase consideration plus incidental costs over the fair value of the identifiable net assets at the date of each acquisition is recognised as goodwill.

Such goodwill is recorded as an intangible asset in the Balance Sheets and is amortised, by systematic charges against income, on a straight-line basis over the period of time during which benefits are expected to arise. Goodwill is amortised from the date of acquisition over a period not exceeding twenty (20) years. The unamortised balance of goodwill and the period of amortisation is reviewed annually. Where the balance exceeds the value of expected future benefits, the difference is charged to the Profit and Loss Statements.

In determining the fair value of the identifiable net assets acquired, a liability for restructuring is only recognised at the date of acquisition where there is a demonstrable commitment and a detailed plan. The liability is only recognised where there is little or no discretion to avoid payments to other parties in settlement of costs of restructuring and a reliable estimate of the amount of the liability as at the date of acquisition can be made.

(w) Other Assets

Other assets comprise sundry debtors, market revaluation of trading derivatives and the revaluation of cross currency swaps used to hedge foreign currency risk. These assets are recorded at the cash value to be realised when settled.

Other assets also include deferred expenditure, prepayments and the excess market value over the net assets of St.George Life Limited's controlled entities. Expenditure is deferred where it is considered that it is probable that future economic benefits embodied in the expenditure will eventuate and can be reliably measured. Deferred expenditure is amortised over the period in which the related benefits are expected to be derived and is reviewed annually to determine the amount, if any, that is no longer recoverable. Any such amount is written off in the Profit and Loss Statements. The excess market value over the net assets of St.George Life Limited's controlled entities is assessed at each reporting date with changes in value being recorded in the Profit and Loss Statements.

(x) Deposits and Other Borrowings

Deposits and other borrowings comprise negotiable certificates of deposit, term deposits, saving deposits, cheque and other demand deposits, unsecured guaranteed notes and secured borrowings. Interest is recognised in the Profit and Loss Statements when incurred.

(y) Due to Other Financial Institutions

Balances due to other financial institutions include deposits, settlement account balances and vostro balances. They are brought to account at the gross balance outstanding. Interest is recognised in the Profit and Loss Statements when incurred.

(z) Provision for Dividends

This item comprises provision for dividends in respect of depositary capital securities, converting preference shares and ordinary shares.

The depositary capital securities dividend provision is calculated on the value of securities, being US$250 million, at a fixed rate of interest, payable semi annually in June and December each year.

The provision for dividend relating to converting preference shares is calculated on a balance of $360 million at a fixed rate of interest, payable semi annually in May and November each year.

The provision for dividend relating to ordinary shares represents the estimated amount payable in respect of the final dividend declared.

(aa) Income Tax Liability

The consolidated entity has adopted the liability method of tax effect accounting, whereby income tax expense for the year is matched with the accounting profit after allowing for permanent differences not deductible/assessable for income tax purposes. Timing differences arising from items brought to account in differing periods for income tax and accounting purposes have been reflected in future income tax benefit and provision for deferred income tax.

(bb) Provision for Employee Entitlements

The provision for employee entitlements to annual leave represents the amount which the consolidated entity has a present obligation to pay resulting from employees' services provided up to the balance date. The provision has been calculated using current wage and salary rates and includes related on-costs.

The provision for employee entitlements to long service leave represents the present value of the estimated future cash outflows to be made by the employer resulting from employees' services provided up to the balance date.

Liabilities for employee entitlements which are not expected to be settled within twelve months are discounted using the rates attaching to national government guaranteed securities at balance date, which most closely match the terms of maturity of the related liabilities.

In determining the liability for employee entitlements, consideration has been given to future increases in wage and salary rates, and the consolidated entity's experience with staff departures. Related on-costs have also been included in the liability.

The Bank contributes to various employee superannuation funds. Contributions are charged as an expense in the Profit and Loss Statements as incurred. Further information is set out in Note 41 to this Financial Report.

NOTE 1 STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(cc) Provision for Directors' Retirement

Provision for directors' retirement payments has been made in accordance with the Bank's Constitution.

(dd) Provision for Restructuring Costs

A liability for restructuring costs is recognised at the date of acquisition of an entity where the acquiring entity is demonstrably committed to the restructuring and a reliable estimate of the liability can be made. Restructuring costs of the acquired entity are included in the determination of goodwill on acquisition.

(ee) Bonds and Notes

Bonds and notes comprise medium term notes and floating rate note borrowings. Interest is recognised in the Profit and Loss Statements as incurred.

(ff) Loan Capital

Loan capital comprises subordinated debt issued by the consolidated entity which qualifies for inclusion as capital in accordance with APRA prudential requirements. Interest is recognised in the Profit and Loss Statements as incurred.

(gg) Bills Payable and Other Liabilities

Bills payable and other liabilities include market revaluation of trading derivatives, revaluation of cross currency swaps used to hedge foreign currency risk, sundry creditors and accruals, unearned income on mortgage insurance premiums and bankers bond premiums. These liabilities are recognised at the cash value to be realised when settled.

(hh) Shareholders' Equity

1) **Ordinary Share Capital - Issued and Paid Up**

Ordinary share capital is recognised at the value of the amount paid up. Share issue and share buy-back costs are charged against share capital.

Ordinary shares issued to employees at a discount to market price under the Employee Reward Share Plan and Executive Performance Share Plan will have no amount debited to Share Capital.

2) **Unissued Share Capital**

In June 1998, the Bank raised $140 million of capital by way of a Primary STRYPES offering. The shares have no entitlement to dividends or other forms of payment until they are issued on 14 August 2001. This capital is recognised at the value received on allotment. The number of ordinary shares to be issued is dependent upon prevailing market prices for the ordinary shares and the prevailing AUD/USD exchange rate on 14 August 2001. Subject to these factors, the number of ordinary shares issued is expected to be between 18.4 million and 18.8 million.

3) **Non-Redeemable, Non-Cumulative Converting Preference Shares**

The converting preference share capital is recognised at the value of the amount paid up.

These shares convert into ordinary shares in the Bank on 28 May 2001 subject to the Bank's right to convert all or any of the shares from any date on 30 May 2000 to 27 May 2001. The ratio of new ordinary shares to converting preference shares to be issued on conversion is linked to the weighted average sale price of the ordinary shares sold through the Australian Stock Exchange during the 20 trading days immediately before the conversion date.

4) **Reserves**

(i) Asset Revaluation and Realisation Reserve - increments and decrements (where they reverse a previous increment) arising upon the revaluation of land, buildings and other investments are recognised in the Asset Revaluation and Realisation Reserve.

(ii) Claims Equalisation Reserve - the purpose of this reserve is to provide a prudential buffer against fluctuations in mortgage insurance claims. In the event that there was an abnormal claims experience, a portion of this reserve could be transferred back to retained profits.

(iii) Reserve for Redemption of Borrowers' and Depositors' Shares - the purpose of this reserve is to recognise the redemption of all Borrowers' and Depositors' shares.

5) **Outside Equity Interests in Controlled Entities**

Outside equity interests comprise depositary capital securities issued by St.George Funding Company LLC and ordinary shares issued to minority shareholders by St.George Motor Finance Limited.

The depositary capital securities were issued on 19 June 1997 raising US$250 million. The securities are on issue in perpetuity subject to redemption rights held by the Bank in years 2007, 2017 and 2022. APRA approval is required to enable the redemption rights of the Bank to be exercised. The securities have no voting rights with respect to the operations of the Bank and are treated as Tier 1 capital for Capital Adequacy purposes.

(ii) Derivative Financial Instruments

The consolidated entity makes use of the derivatives market for trading purposes and to hedge foreign exchange and interest rate risk.

Derivatives bought or sold for trading purposes are carried at net fair value at balance date. Realised and unrealised changes in the net fair value are recognised in the Profit and Loss Statements in the period in which the change occurs.

Derivatives bought or sold for the Bank's hedging purposes are accounted for on the same basis as the underlying exposure. Where the underlying exposure is accounted for on an accruals basis, any gain or loss realised on the derivative instrument is deferred and taken up as an adjustment to the yield on the underlying exposure over its remaining life.

The market value of trading derivatives and deferred gains or losses on hedging derivatives are recognised as "Other Assets" when favourable to the consolidated entity and "Other Liabilities" when unfavourable.

(jj) Life Insurance Business

The consolidated entity conducts life insurance business through its controlled entity, St.George Life Limited (SGL), which is subject to the provisions of the Life Insurance Act 1995 (including Commissioner's Rule No 21 and Actuarial Standard 1.01 "Valuation of Policy Liabilities") (the Rules).

The shareholders' interest in SGL, consisting of the shareholders' fund and the shareholders' interest in the statutory funds, is included in this Financial Report. The shareholders' interest in the statutory funds is carried at cost. The assets and liabilities of the statutory funds have not been consolidated.

The shareholders' interest in the profits from the statutory funds are brought to account in the Profit and Loss Statements of the consolidated entity. The Rules require the calculation of profits derived by life insurance companies to be determined in accordance with the "Margin on Services" methodology for the valuation of policy liabilities under Actuarial Standard 1.01 "Valuation of Policy Liabilities" of the Life Insurance Actuarial Standards Board.

ASIC has issued a Class Order which allows SGL's results to be consolidated without adjustment pursuant to the Rules for accounting policies which are dissimilar to those of the consolidated entity and which would otherwise require adjustment. The Rules modify the application of applicable accounting standards for life insurance companies.

The profits of the statutory funds brought to account in the Profit and Loss Statements of the consolidated entity are not fully available for distribution until all the requirements of the Life Insurance Act 1995 are met. As a result, included within the retained profits of the consolidated entity are the undistributed profits of SGL which are distributable to the shareholders' account, subject to meeting the solvency and capital adequacy requirements of the Life Insurance Act 1995 and upon the advice of the Appointed Actuary of SGL.

(kk) Fiduciary Activities

A number of controlled entities act as Trustee and/or Manager, Administrator or Custodian for a number of superannuation funds, investment trusts, superannuation services, approved deposit funds, life insurance funds and managed client portfolios.

The value of funds under management and administration at 30 September 2000 was $13,055 million (1999: $10,740 million).

The assets and liabilities of these funds and trusts are not included in the consolidated Financial Report as the Bank does not have the capacity to directly or indirectly control the funds and trusts.

Commissions and fees derived by the controlled entities in respect of these activities are included in the Profit and Loss Statements.

NOTE 1 STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(ll) Fee Income

Fees, if material, are segregated between cost recovery and risk related. The risk related fees are taken to income over the period of the underlying risk. The balance of the fees are considered to represent cost recovery and is taken to income when received.

(mm) Unearned Revenue

(i) Unearned revenue in relation to finance leases, commercial hire purchases, consumer lending and bills of sale has been calculated using appropriate actuarial factors so that revenue earned over the term of the contract bears a constant relationship to the funds employed.

Receivables referred to above are shown in the Balance Sheets net of unearned revenue.

(ii) Unearned income of the insurance operation has been calculated by spreading the net premium revenue over the expected period of the risk.

The unexpired risk reserve of the insurance operation is disclosed as "Unearned Income - Mortgage Insurance Premiums" in this Financial Report.

(nn) Operating Leases

Operating lease payments are charged as an expense over the term of the lease, on a basis representative of the pattern of service rendered through the provision of the leased property.

The present value of future operating lease payments for surplus leased space under non-cancellable operating leases is recognised as a liability, net of any sub-leasing revenue, in the year it is determined that the leased space will be of no future benefit to the consolidated entity.

(oo) Loan Securitisation

The consolidated entity periodically sells receivables to special purpose trusts which issue securities to investors.

These transactions transfer the risks and rewards of ownership and therefore, meet APRA's criteria for recognition as sales.

As such, the receivables sold are removed from the Balance Sheets.

The consolidated entity receives the following service fees and other income from the securitisation programs:

(i) Service, manager and custodian fees are received and recognised over the period in which the relevant costs are borne.

(ii) Redraw facility fee – the consolidated entity provides the securitisation programs with redraw facilities in accordance with APRA's prudential guidelines.

(iii) Residual income – the consolidated entity is entitled to receive residual income from the securitisation programs.

This income comprises interest receivable on the securitised loans (net of any swap receipts/payments) less interest payable to holders of Mortgage Backed Bonds and other fees and expenses payable. The residual income is recognised when receivable.

The consolidated entity has entered into interest rate swaps with the special purpose trusts on an arm's length basis and in accordance with APRA's prudential guidelines.

NOTE 2 INTEREST

	Consolidated ($m) 2000	Consolidated ($m) 1999	Bank ($m) 2000	Bank ($m) 1999
Interest income				
Other financial institutions	5	5	4	5
Trading and investment securities	321	198	321	196
Loans and other receivables	2,863	2,626	2,788	2,532
Controlled entities	-	-	5	6
Other	5	4	4	4
Total interest income	3,194	2,833	3,122	2,743
Interest expense				
Deposits and other borrowings	1,565	1,335	1,561	1,312
Controlled entities	-	-	86	55
Bonds and notes	396	295	383	295
Loan capital	54	59	54	59
Other financial institutions	7	5	3	5
Total interest expense	2,022	1,694	2,087	1,726

NOTE 3 OTHER INCOME

	Consolidated ($m) 2000	Consolidated ($m) 1999	Bank ($m) 2000	Bank ($m) 1999
Dividends				
- Controlled entities	-	-	272	52
- Other persons	2	3	1	3
Exchange gain on foreign currency borrowing				
- Controlled entity	-	-	-	16
Product fees and commissions				
- Lending fees	79	74	75	62
- Deposit accounts and other	225	188	165	178
Management fees				
- Controlled entities	-	-	66	2
- Other persons	1	3	1	2
Managed funds	140	103	-	-
Net profit on sale of investment securities	-	1	-	1
Net profit on sale of plant and equipment	-	1	-	1
Net profit on sale of shares	1	4	-	3
Profit on sale of land and buildings	1	6	1	6
Rental income	16	16	11	10
Securitisation service fees	40	21	3	6
Structured investments	4	7	1	2
Financial markets income	21	31	21	31
Factoring income	5	-	-	-
Other	17	17	11	8
Total other income	552	475	628	383

NOTE 4 BAD AND DOUBTFUL DEBTS

	Consolidated ($m) 2000	Consolidated ($m) 1999	Bank ($m) 2000	Bank ($m) 1999
Bad and doubtful debts (Refer Note 18)				
- Specific provision for doubtful debts	41	48	38	37
- General provision for doubtful debts	9	(3)	9	(3)
Total bad and doubtful debts expense	50	45	47	34

NOTE 5 OPERATING EXPENSES

	Consolidated ($m) 2000	Consolidated ($m) 1999	Bank ($m) 2000	Bank ($m) 1999
Staff costs				
Salaries and wages	**395**	361	**365**	339
Contractors' fees	**24**	20	**22**	20
Superannuation contributions	**30**	27	**28**	25
Provision for employee entitlements	**5**	1	**4**	-
Payroll tax	**26**	26	**24**	24
Fringe benefits tax	**7**	12	**7**	11
Other	**31**	34	**26**	32
Total staff expenses	**518**	481	**476**	451
Computer and equipment costs				
Depreciation	**36**	34	**33**	32
Amortisation - deferred expenditure	**38**	25	**35**	22
Rentals on operating leases	**19**	8	**19**	10
Year 2000 compliance costs	**9**	35	**8**	34
Other	**57**	53	**55**	52
Total computer and equipment costs	**159**	155	**150**	150
Occupancy costs				
Depreciation	**30**	25	**23**	19
Rent				
- controlled entities	**-**	-	**10**	10
- other persons	**46**	41	**42**	38
Other	**35**	36	**31**	27
Total occupancy costs	**111**	102	**106**	94
GST implementation costs	**17**	1	**15**	1
Other expenses				
Fees and commissions	**21**	26	**20**	20
Advertising and public relations	**32**	36	**30**	34
Telephone	**18**	21	**18**	20
Printing and stationery	**28**	24	**24**	21
Postage	**14**	14	**13**	14
Other*	**85**	81	**92**	73
Total other expenses	**198**	202	**197**	182
Total operating expenses	**1,003**	941	**944**	878
Amortisation of goodwill	**101**	107	**72**	81

*No donations were made to political parties during the year.

NOTE 6 AUDITORS' REMUNERATION

	Consolidated ($'000) 2000	Consolidated ($'000) 1999	Bank ($'000) 2000	Bank ($'000) 1999
Amounts paid, or due and payable for audit or review services of statutory financial reports:				
By auditors of the Bank	**638**	625	**500**	500
	638	625	**500**	500
Amounts paid, or due and payable for other services:				
By auditors of the Bank:				
Audit related services*	**1,761**	655	**269**	655
Taxation	**573**	123	**383**	123
Other**	**5,162**	1,166	**4,586**	1,106
	7,496	1,944	**5,238**	1,884
Total auditors' remuneration	**8,134**	2,569	**5,738**	2,384

* Includes prudential supervision reviews for APRA, prospectus reviews, reviews required for the South Australian Government and reviews of trusts involved in managed funds activities.

** Included in payments made to auditors of the consolidated entity for other services for the year ended 30 September 2000 are:
- $2,524,000 in relation to the implementation of GST;
- $617,000 for review of branch operations;
- $534,000 for secondments and technical advice;
- $218,000 paid in rent and support services in respect of the 1999 acquisition of KPMG Financial Services.

By virtue of an Australian Securities and Investments Commission class order dated 11 December 1998, the auditors of the Bank and its controlled entities, KPMG, were exempted from compliance with section 324(1) and 324(2) of the Corporations Law. The class order exemption applied in that partners and associates of KPMG not engaged on the audit of the Bank and its controlled entities could be indebted to the Bank, provided that:
(i) such indebtedness did not exceed $5,000; or
(ii) section 324(3) applied to the relevant indebtedness; or
(iii) the indebtedness arose upon ordinary commercial terms as to the rate of interest, the terms of repayment of principal and payment of interest, the security to be provided and otherwise, and it being related to a financial arrangement between the relevant member and the Bank and/or its controlled entities prior to the member becoming a member of KPMG where the arrangement was not entered into in connection with becoming a member of KPMG.

The class order was rescinded by ASIC in February 2000.

NOTE 7 REMUNERATION OF DIRECTORS

	Consolidated ($'000) 2000	Consolidated ($'000) 1999	Bank ($'000) 2000	Bank ($'000) 1999
Remuneration includes all benefits, such as directors' fees, salaries, ongoing superannuation contributions, bonuses and retirement benefits. The total income paid or payable, or otherwise made available, to all directors of the Bank and controlled entities, from the Bank or any related party.	3,001	2,180	2,476	1,596
The number of directors of the Bank, including the Managing Director, whose total income paid or payable by the Bank or by any related party, falls within the following bands:				
$80,001 - $90,000			6	6
$110,001 - $120,000			-	1
$120,001 - $130,000			1	-
$170,001 - $180,000			-	1
$180,001 - $190,000			1	-
$820,001 - $830,000			-	1
$1,650,001 - $1,660,000			1	-

Options granted to the Managing Director are set out in Note 37.

No options or shares have been granted to non-executive directors under any of the Bank's employee share or option plans.

Directors' remuneration of the consolidated entity includes the remuneration of executives of the Bank that are directors of partly owned controlled entities. The amount of remuneration included is based on the amount of time spent by the executives on the entities' affairs.

NOTE 8 REMUNERATION OF EXECUTIVE OFFICERS

Executives' remuneration includes cash, all prescribed benefits, superannuation and at risk remuneration.
Executive officers include the Managing Director, Group Executive Managers and their functional or divisional heads.
To improve operational synergies, the number of Group Executive Managers was reduced from twelve to seven at the end of the 1999 financial year.
There has since been a reduction in the number of direct reports to these Group Executive Managers.
The number of executive officers of the consolidated entity whose remuneration for the financial year exceeded $100,000, fall within the following bands:

	Consolidated 2000	Consolidated 1999	Bank 2000	Bank 1999
$100,001 - $110,000	-	1 (a)	-	-
$120,001 - $130,000	1	1	1	-
$140,001 - $150,000	1	1	-	1
$150,001 - $160,000	1 (d)	1	1 (d)	1
$160,001 - $170,000	1	1	1	1
$170,001 - $180,000	-	4	-	4
$180,001 - $190,000	2	3	1	3
$190,001 - $200,000	4 (a)	5	4 (a)	3
$200,001 - $210,000	2	7	2	7
$210,001 - $220,000	3	3	2	2
$220,001 - $230,000	1	6	1	5
$230,001 - $240,000	-	3 (d)	-	2 (d)
$240,001 - $250,000	4 (c)	1	3 (b)	1
$250,001 - $260,000	3 (a)	3	2 (a)	3
$260,001 - $270,000	3	-	3	-
$270,001 - $280,000	2	2	2	2
$280,001 - $290,000	-	1	-	1
$290,001 - $300,000	1	2	1	2
$300,001 - $310,000	1	-	1	-
$310,001 - $320,000	2	3	2	3
$320,001 - $330,000	1 (d)	-	1 (d)	-
$330,001 - $340,000	1	4	1	4
$340,001 - $350,000	1	-	1	-
$350,001 - $360,000	-	1	-	1
$360,001 - $370,000	2	-	2	-
$370,001 - $380,000	1	1	1	1
$400,001 - $410,000	1	1 (d)	1	1 (d)
$410,001 - $420,000	1	2	1	2
$420,001 - $430,000	1	-	-	-
$430,001 - $440,000	1	1 (d)	1	-
$460,001 - $470,000	1 (d)	-	1 (d)	-
$480,001 - $490,000	1	-	1	-
$510,001 - $520,000	1	1	1	1
$520,001 - $530,000	-	1	-	1
$530,001 - $540,000	1 (d)	-	1 (d)	-
$550,001 - $560,000	-	1	-	1
$590,001 - $600,000	2 (a)	-	2 (a)	-
$600,001 - $610,000	1 (d)	-	1 (d)	-
$660,001 - $670,000	1	-	1	-
$680,001 - $690,000	1 (d)	1 (d)	1 (d)	1 (d)
$690,001 - $700,000	-	1 (d)	-	1 (d)
$700,001 - $710,000	1	-	1	-
$770,001 - $780,000	-	1	-	1
$780,001 - $790,000	1	-	1	-
$810,001 - $820,000	1	-	1	-
$820,001 - $830,000	-	1	-	1
$960,001 - $970,000	1 (d)	1 (d)	1 (d)	1 (d)
$990,001 - $1,000,000	1	-	1	-
$1,410,001 - $1,420,000	-	1 (d)	-	1 (d)
$1,500,001 - $1,510,000	-	1 (d)	-	1 (d)
$1,650,001 - $1,660,000	1	-	1	-
Total number of executives	57	68	51	60
Total remuneration received or due and receivable by executive officers of the Bank and controlled entities ($'000)	21,780	22,895	20,330	21,936

(a) Includes one former employee.
(b) Includes two former employees.
(c) Includes three former employees.
(d) Former employees.

NOTE 9 INCOME TAX EXPENSE

	Consolidated ($m) 2000	Consolidated ($m) 1999	Bank ($m) 2000	Bank ($m) 1999
Income tax expense shown in the financial statements differs from prima facie income tax payable on pre-tax operating profit for the following reasons:				
Operating profit before abnormal items and income tax	570	521	600	407
Prima facie income tax payable calculated at 36% of operating profit for the year ended 30 September 2000 (1999: 36%).	205	188	216	147
Add tax effect of permanent differences which increase tax payable:				
- Depreciation on buildings	2	2	2	1
- Amortisation of goodwill	36	39	26	29
- General provision for doubtful debts	3	(1)	3	(1)
- Other non-deductible expenditure	-	-	2	1
Less tax effect of permanent differences which reduce tax payable:				
- Deductions allowable on buildings	2	2	1	1
- Deduction allowable on depositary capital securities	13	12	-	-
- Rebateable and franked dividends	2	1	102	20
- Restatement of net deferred tax balances	4	-	3	-
- Deduction allowable on shares issued under Employee Reward Share Plan	2	-	2	-
- Other items	4	8	-	3
Income tax expense attributable to operating profit before abnormal items	219	205	141	153
Abnormal loss before income tax	(27)	(153)	(129)	(148)
Prima facie income tax benefit calculated at 36% of abnormal loss for the year ended 30 September 2000 (1999: 36%).	(10)	(55)	(46)	(53)
Add tax effect of non-deductible expenditure	(30)	61	6	57
Tax expense/(benefit) attributable to abnormal items	(40)	6	(40)	4

NOTE 10 ABNORMAL ITEMS

	Consolidated ($m) 2000	Consolidated ($m) 1999	Bank ($m) 2000	Bank ($m) 1999
Profit on sale of businesses (i)	85	-	6	-
Capital gains tax on the sale of businesses	2	-	2	-
	83	-	4	-
Unrealised gain on revaluation of Advance Property Fund units (ii)	23	-	-	-
Capital gains tax on revaluation of Advance Property Fund units	8	-	-	-
	15	-	-	-
Goodwill write-off (iii), (vi)	(13)	(159)	(13)	(159)
Redesign restructure costs (iv)	(115)	-	(115)	-
Income tax benefit	(40)	-	(40)	-
	(75)	-	(75)	-
Write off of investment in Research and Development (R&D) syndicates (v)	(7)	-	(7)	-
Profit on sale of shares (vii)	-	16	-	11
Income tax expense	-	6	-	4
	-	10	-	7
Loss on revaluation of investment properties (viii)	-	(10)	-	-
Net abnormal gain/(loss) after tax	3	(159)	(91)	(152)
SUMMARY				
Gross abnormals	(27)	(153)	(129)	(148)
Tax expense/(benefit)				
Income tax	(40)	6	(40)	4
Capital gains tax	10	-	2	-
	(30)	6	(38)	4
Net abnormal gain / (loss) after tax	3	(159)	(91)	(152)

September 2000 Abnormals

(i) During the year ended 30 September 2000, the Group disposed of its interest in ASSIRT Pty Limited and ASSIRT Software Pty Limited. This disposal included St.George's interest in Quicktrade. SEALCORP received 100,744,667 fully paid Bourse Data Limited (now WealthPoint Limited) convertible preference shares, valued at $1.20 per share, as consideration. The value of $1.20 per share is based upon a conservative assessment of current business plans and projected cash flows. Capital gains tax (CGT) of $2 million was applicable on the sale of Quicktrade, however, no CGT was applicable to the sale of the businesses to Bourse Data Limited as the transaction is a scrip for scrip transaction and there is no intention to dispose of the convertible preference shares.

(ii) As at 30 September 2000, Advance Property Fund (APF) was the subject of a takeover offer by Stockland Limited. St.George has entered into an agreement with Stockland to dispose of its interest in APF. Accordingly, it has reclassified the units as available for sale, transferred the units to trading securities and marked the investment to market, resulting in an unrealised gain of $23 million. Stockland is offering a combination of cash, Stockland stapled securities and options as consideration for the APF units. CGT applicable on the cash, options and the share component of the stapled securities offered as consideration crystallises on the date of sale, however, CGT on the unit component of the stapled securities is deferred as this is a scrip for scrip transaction. As a conservative measure, the Group has provided $8 million for the full CGT exposure in relation to the total profit as the Stockland units may be sold within the next year. Subsequent to year end, the units were sold to Stockland which held 94.5% of all APF units as at the expiry of its offer on 30 October 2000. Stockland has indicated its intention to become the Responsible Entity of APF and to proceed to compulsory acquisition of the remaining units in APF. Consequently, Advance Asset Management Limited (AAM-a wholly owned subsidiary of the Bank) will lose APF's "management rights" (income flows payable to the Responsible Entity under its Constitution).

(iii) St.George has written off goodwill of $13 million relating to the 1997 acquisition of AAM (which formed part of the Advance Bank Group) to reflect the loss of future income on the disposal of its APF management rights.

(iv) As a result of the Best Bank project, the Group is committed to implementing a significant number of redesign initiatives over the next year. It is expected that this will result in significant ongoing benefits to the Group. The cost of the redesign project of $115 million ($75 million after income tax) includes severance payments, consulting fees, implementation costs and other associated costs. Only those costs that are incremental to the Group's normal operating costs and directly attributable to the Best Bank project have been included.

(v) St.George has resolved to terminate its investment in all of its R&D syndicates. Under an agreement with AusIndustry, St.George will not seek to claim any further tax deductions on deposit account interest expense from 15 September 2000. The total cost of these terminations is expected to be approximately $7 million.

September 1999 Abnormals

(vi) During the year ended 30 September 1999 an abnormal expense of $159 million was recognised that represented a write-down in the balance of unamortised goodwill relating to the Advance Bank merger in accordance with the requirements of AASB 1013 'Accounting for Goodwill'.

(vii) During the year ended 30 September 1999, St.George sold 3,505,000 shares held in Data Advantage Limited for $16 million.

(viii) An abnormal expense of $10 million was recognised in respect of the reduction in value of two of the Bank's investment properties.

NOTE 11 DIVIDENDS PROVIDED FOR OR PAID

Type	Cents Per Share	Consolidated ($m)	Bank ($m)	Date of Payment	Franking Rate	Percentage Franked
2000						
Overprovision for final 1999 dividend		**(2)**	**(2)**			
Interim - ordinary	**26.0**	**118**	**118**	**03-Jul-00**	**34%**	**100%**
Final - ordinary	**29.0**	**132**	**132**	**15-Dec-00**	**34%**	**100%**
Converting preference share (2)	**67.5**	**5**	**5**	**28-Nov-99**	**36%**	**100%**
Converting preference share	**67.5**	**16**	**16**	**28-May-00**	**36%**	**100%**
Converting preference share (3)	**67.5**	**11**	**11**	**28-Nov-00**	**34%**	**100%**
Depositary capital securities (5)*		**8**	**-**	**31-Dec-99**	**-**	**-**
Depositary capital securities		**18**	**-**	**30-Jun-00**	**-**	**-**
Depositary capital securities (6)		**10**	**-**	**31-Dec-00**	**-**	**-**
		316	**280**			
1999						
Interim - ordinary	26.0	120	120	01-Jul-99	36%	100%
Final - ordinary	26.0	120	120	17-Dec-99	36%	100%
Converting preference share (1)	67.5	5	5	28-Nov-98	36%	100%
Converting preference share	67.5	16	16	28-May-99	36%	100%
Converting preference share (2)	67.5	11	11	28-Nov-99	36%	100%
Depositary capital securities (4)		8	-	31-Dec-98	-	-
Depositary capital securities		17	-	30-Jun-99	-	-
Depositary capital securities (5)		8	-	31-Dec-99	-	-
		305	272			

(1) A total dividend of $16 million was paid of which $5 million related to the 1999 financial year.

(2) A total dividend of $16 million was paid of which $11 million related to the 1999 financial year and $5 million related to the 2000 financial year.

(3) A total dividend of $16 million will be payable on 28 November 2000 of which $11 million relates to the 2000 financial year.

(4) A total dividend of $17 million was paid of which $8 million related to the 1999 financial year.

(5) A total dividend of $16 million was paid of which $8 million related to the 1999 financial year and $8 million related to the 2000 financial year.

(6) A dividend of approximately $20 million will be payable on 31 December 2000 of which $10 million relates to the 2000 financial year.

* Dividends provided for or paid on depositary capital securities will be paid by St.George Funding Company LLC to the holders of the securities, out of profits to which no franking credits are attached.

It is anticipated that the balance of the consolidated franking account will be $nil (1999: $nil) after adjusting for:
(i) franking credits that will arise from the payment of income tax payable as at the end of the year; and
(ii) franking debits that will arise from the payment of dividends proposed as at the end of the year; and
(iii) franking credits that the consolidated entity may be prevented from distributing in the subsequent financial year.

NOTE 12 EARNINGS PER ORDINARY SHARE

		2000 cents	1999 cents
Basic EPS			
	Before goodwill and abnormals	**84.3**	77.4
	After goodwill and abnormals	**62.8**	19.9
Diluted EPS			
	Before goodwill and abnormals	**81.8**	75.1
	After goodwill and abnormals	**62.5**	24.1
Weighted average number of shares:	Basic	**455,676,941**	461,849,093
	Diluted	**508,828,720**	521,215,700

Earnings per share calculations are based on operating profit of $286 million after tax, abnormal items, outside equity interests, provision for converting preference share dividend and provision for depositary capital securities dividend (1999: $92 million).

The non-redeemable non-cumulative converting preference shares, options over ordinary shares and the unissued allotted shares have not been included in the determination of basic earnings per share, but have been included in the determination of diluted earnings per share.

NOTE 13 CASH AND LIQUID ASSETS

	Consolidated ($m) 2000	Consolidated ($m) 1999	Bank ($m) 2000	Bank ($m) 1999
Notes, coins and cash at bankers	**179**	224	**179**	224
Money at call	**224**	116	**243**	116
Bills receivable and remittances in transit	**63**	241	**63**	241
Clearing house balance	**33**	-	**33**	-
	499	581	**518**	581

NOTE 14 DUE FROM OTHER FINANCIAL INSTITUTIONS

	Consolidated ($m) 2000	Consolidated ($m) 1999
Maturity analysis based on remaining term to maturity at 30 September		
At call	**148**	146
Less than 3 months	**-**	-
	148	146

NOTE 15 TRADING SECURITIES

	Consolidated ($m) 2000	Consolidated ($m) 1999	Bank ($m) 2000	Bank ($m) 1999
Government and semi-government securities	**1,258**	1,668	**1,258**	1,668
Bills of exchange - bank accepted/endorsed	**1,274**	1,475	**1,271**	1,475
Negotiable certificates of deposit	**222**	464	**222**	464
Other marketable securities	**1,176**	712	**1,021**	712
	3,930	4,319	**3,772**	4,319

NOTE 16 INVESTMENT SECURITIES

	Consolidated ($m) 2000	Consolidated ($m) 1999	Bank ($m) 2000	Bank ($m) 1999
a) Composition:				
Government and semi-government securities	**11**	8	**-**	-
Deposits - banks	**680**	62	**599**	-
Mortgage backed securities	**22**	3	**22**	3
Other marketable securities	**506**	214	**506**	214
	1,219	287	**1,127**	217
b) Market Value:				
Government and semi-government securities	**11**	8	**-**	-
Deposits - banks	**680**	62	**599**	-
Mortgage backed securities	**22**	3	**22**	3
Other marketable securities	**512**	214	**512**	214
	1,225	287	**1,133**	217
c) Maturity analysis based on remaining term to maturity at 30 September				
At Call	**-**	-		
Less than 3 months	**102**	71		
Between 3 months and 12 months	**15**	5		
Between 1 year and 5 years	**1,102**	211		
Total book value	**1,219**	287		

NOTE 17 LOANS AND OTHER RECEIVABLES

	Consolidated ($m) 2000	Consolidated ($m) 1999	Bank ($m) 2000	Bank ($m) 1999
Housing loans (1)	27,977	25,967	27,977	25,967
Commercial loans	7,449	6,582	6,816	6,246
Personal loans (2)	1,698	1,483	1,601	1,384
Lease and commercial hire purchase (3)	1,637	1,424	1,314	844
Structured investments	445	461	213	196
Credit card receivables	388	335	388	335
Other	37	157	52	157
Gross loans and other receivables	39,631	36,409	38,361	35,129
Less: provisions for impairment (refer Note 18)				
- specific provision for doubtful debts	45	54	37	44
- general provision for doubtful debts	132	123	125	116
Net loans and other receivables	39,454	36,232	38,199	34,969
Maturity analysis based on remaining term to maturity at 30 September				
Less than 3 months	11,555	9,010		
Between 3 months and 12 months	2,423	2,377		
Between 1 year and 5 years	7,233	6,461		
After 5 years	18,375	18,507		
Loans and other receivables net of specific provisions for doubtful debts and income yet to mature	39,586	36,355		

(1) Excludes $2,501 million of securitised housing loans (30 September 1999: $2,662 million).
(2) Excludes $170 million of securitised automotive loans (30 September 1999: $315 million).
(3) Excludes $140 million of securitised automotive leases (30 September 1999: $216 million).

NOTE 18 PROVISIONS FOR IMPAIRMENT

	Consolidated 2000	Consolidated 1999	Bank 2000	Bank 1999
a) Composition:				
General provisions	132	123	125	116
Specific provisions	45	54	37	44
	177	177	162	160
b) Movements:				
General provisions				
Opening balance	123	126	116	119
Charge to profit and loss	9	(3)	9	(3)
Closing balance	132	123	125	116
Specific provisions				
Opening balance	54	89	44	78
Charge to profit and loss	41	48	38	37
Bad debt write-offs	(59)	(92)	(54)	(80)
Bad debts recovered	9	9	9	9
Closing balance	45	54	37	44
Total provisions				
Opening balance	177	215	160	197
Charge to profit and loss	50	45	47	34
Bad debt write-offs	(59)	(92)	(54)	(80)
Bad debts recovered	9	9	9	9
Closing balance	177	177	162	160

NOTE 19 ASSET QUALITY

The following dissection provides details of the consolidated entity's impaired assets as at 30 September:

Consolidated	($m) 2000 Loan Balances	2000 Specific Provision	2000 Expected Recovery	2000 Net Income Received	($m) 1999 Loan Balances	1999 Specific Provision	1999 Expected Recovery	1999 Net Income Received
Impaired Assets								
a) Non accrual loans with provisions								
Non performing loans	23	11	12	-	43	18	25	-
Part/fully performing loans	6	2	4	1	7	3	4	1
Total	29	13	16	1	50	21	29	1
b) Non accrual loans without provisions								
Non-performing loans	7	-	7	-	7	-	7	-
Part/fully performing loans	3	-	3	-	1	-	1	-
Total	10	-	10	-	8	-	8	-
Total non accrual loans	39	13	26	1	58	21	37	1
c) Restructured loans								
With provisions	-	-	-	-	1	1	-	1
d) Other real estate owned								
Assets acquired through security enforcement	6	-	6	-	5	-	5	1
Total Impaired Assets	45	13	32	1	64	22	42	3

e) Impaired assets by size of loan

	2000 No. of loans	2000 Expected Recovery ($m)	1999 No. of loans	1999 Expected Recovery ($m)
Less than $1m	90	18	92	18
$1m to $5m	6	8	7	10
$5m to $10m	1	6	2	14
Greater than $10m	-	-	-	-
	97	32	101	42

NOTE 19 ASSET QUALITY (CONTINUED)

f) Interest income foregone on impaired assets

The following table shows the estimated amount of interest that would have been earned on non-accrual and restructured loans based upon market interest rates applicable during the year.

	Consolidated ($m) 2000	($m) 1999
Gross interest income receivable on impaired assets		
Non accrual loans	4	7
Restructured loans	–	1
Total gross interest income receivable on impaired assets	4	8
Interest income received		
Non accrual loans	1	1
Restructured loans	–	1
Total interest income received	1	2
Net interest income foregone		
Non accrual loans	3	6
Restructured loans	–	-
Total net interest income foregone	3	6

g) Impaired assets as a percentage of gross loans and other receivables

	(%) 2000	(%) 1999
Non accrual loans - balances		
Non performing loans	0.08	0.14
Part/fully performing loans	0.02	0.02
Non accrual loans - expected recoveries		
Non performing loans	0.05	0.09
Part/fully performing loans	0.02	0.01
Total impaired assets		
Gross	0.11	0.18
Net	0.08	0.12

h) Past Due Items

This category includes loans which are in arrears for 90 or more consecutive days, which are well secured and are not classified as impaired assets. Interest on these loans continues to be taken to the profit and loss statements.

	($m) 2000	($m) 1999
Loan balances	150	168

NOTE 20 CONCENTRATION OF CREDIT RISK

Risk Concentration as at 30 September 2000

The following tables set out the credit risk concentrations of the consolidated entity:

	Trading Securities ($m)	Investment Securities ($m)	Loans and Other Receivables ($m)	Bank Acceptances of Customers ($m)	Contingent Exposures * ($m)	Derivatives * ($m)	Total ($m)
Agriculture, forestry and fishing	-	-	581	-	1	-	582
Financial, investment and insurance	2,979	1,219	177	607	465	1,813	7,260
Government and public authorities	869	-	6	-	-	80	955
Lease finance	-	-	512	-	13	-	525
Personal	-	-	1,691	-	2	1	1,694
Real estate - construction	-	-	842	-	10	-	852
Real estate - mortgage	-	-	28,177	-	597	-	28,774
Other	82	-	7,645	-	29	20	7,776
Total	3,930	1,219	39,631	607	1,117	1,914	48,418
Other risk concentrations							
Due from other financial Institutions							148
Total gross credit risk							48,566

Risk Concentration as at 30 September 1999

	Trading Securities ($m)	Investment Securities ($m)	Loans and Other Receivables ($m)	Bank Acceptances of Customers ($m)	Contingent Exposures * ($m)	Derivatives * ($m)	Total ($m)
Agriculture, forestry and fishing	–	–	514	–	1	1	516
Financial, investment and insurance	2,920	278	116	403	1,176	1,309	6,202
Government and public authorities	1,306	9	40	–	1	6	1,362
Lease finance	-	-	677	-	-	-	677
Personal	-	-	1,409	-	1	-	1,410
Real estate - construction	-	-	515	-	108	-	623
Real estate - mortgage	-	-	28,440	-	631	-	29,071
Other	93	–	4,698	–	14	18	4,823
Total	4,319	287	36,409	403	1,932	1,334	44,684
Other risk concentrations							
Due from other financial institutions							146
Total gross credit risk							44,830

* Based on credit equivalent balance, refer Notes 40 and 45

NOTE 21 OTHER INVESTMENTS

	Consolidated ($m) 2000	Consolidated ($m) 1999	Bank ($m) 2000	Bank ($m) 1999
(i) Property, plant and equipment held for sale				
Land and buildings (at independent valuation - 1999)	-	29	-	-
Land and buildings (at independent valuation - 2000)	31	-	-	-
	31	29	-	-
Plant and equipment (at cost)	2	2	-	-
Less accumulated depreciation	2	2	-	-
	-	-	-	-
(ii) Shares and other securities				
Book Value				
Shares quoted on a stock exchange (at cost)	8	7	-	1
Other unquoted investments (at cost)	67	17	16	3
Units in listed trust (at cost)	-	31	-	-
	75	55	16	4
(iii) Other investments	3	-	-	-
Total other investments	109	84	16	4
Market value				
Shares quoted on a stock exchange	8	14	1	1
Units in listed trust	-	31	-	-
	8	45	1	1

The independent valuation of land and buildings held for sale was carried out at 30 September 2000 by Keith Norris, Dip Law, LFAPI, of Egan National Valuers, Sydney. The valuation was performed on the basis of market value as at balance date.

NOTE 22 PROPERTY, PLANT AND EQUIPMENT

	Consolidated ($m) 2000	Consolidated ($m) 1999	Bank ($m) 2000	Bank ($m) 1999
Land (at independent valuation - 1999)	-	133	-	120
Land (at independent valuation - 2000)	148	-	130	-
	148	133	130	120
Buildings (at independent valuation - 1999)	-	296	-	183
Buildings (at independent valuation - 2000)	289	-	179	-
Buildings (at cost)	9	10	8	9
	298	306	187	192
Less accumulated depreciation	37	34	18	17
	261	272	169	175
Plant and equipment (at cost)	485	456	425	406
Less accumulated depreciation	333	297	296	268
	152	159	129	138
Leasehold improvements (at cost)	11	10	11	10
Less accumulated depreciation	8	8	8	7
	3	2	3	3
	564	566	431	436

The independent valuation of land and buildings owned by the consolidated entity was carried out at 30 September 2000 by Keith Norris, Dip Law, LFAPI, of Egan National Valuers, Sydney. The valuation was performed on the basis of market value as at balance date.

The resultant net increment of $23 million (land - increment $16 million; buildings - increment $7 million) arising from the revaluation has been transferred to the asset revaluation and realisation reserve (refer Note 34).

NOTE 23 GOODWILL

	Consolidated ($m) 2000	Consolidated ($m) 1999	Bank ($m) 2000	Bank ($m) 1999
Goodwill	1,957	2,099	1,405	1,536
Less - accumulated amortisation	459	358	338	266
- write-off (refer Note 10)	13	159	13	159
	1,485	1,582	1,054	1,111

NOTE 24 OTHER ASSETS

	Consolidated ($m) 2000	Consolidated ($m) 1999	Bank ($m) 2000	Bank ($m) 1999
Deferred expenditure	245	214	220	191
Less accumulated amortisation	80	44	67	32
	165	170	153	159
Sundry debtors and prepayments				
- controlled entities	-	-	265	193
- other	268	199	210	7
Amount receivable under currency hedge agreements	926	350	926	350
Future income tax benefit (refer below)	73	73	68	63
Excess of market value over net assets of a controlled entity	26	21	-	-
	1,293	643	1,469	613
	1,458	813	1,622	772
Balance of future income tax benefit attributable to:				
- Tax losses	9	5	-	-
- Timing differences	64	68	68	63
	73	73	68	63

The future income tax benefit relating to timing differences is brought to account as realisation of the benefit is regarded as being virtually certain.

The amount of the benefit is based on the assumptions that:

(a) the relevant entity is expected to derive future assessable income of a nature and of sufficient amount to enable the benefit to be realised, or the benefit can be utilised by another entity in the consolidated entity in accordance with Division 170 of the Income Tax Assessment Act 1997;

(b) the relevant entity and/or the consolidated entity will continue to comply with the conditions for deductibility imposed by the law; and

(c) income tax legislation should not change in a manner which would adversely affect the ability of the relevant entity and/or consolidated entity to realise the benefit.

NOTE 25 DEPOSITS AND OTHER BORROWINGS

	Consolidated ($m) 2000	Consolidated ($m) 1999	Bank ($m) 2000	Bank ($m) 1999
Funds are raised from well diversified sources and there are no material concentrations.				
Funds comprise the following categories:				
Certificates of deposit	9,259	7,750	9,259	7,750
Term and other deposits	25,504	24,568	25,384	24,545
Other deposit - controlled entities	-	-	-	51
Secured borrowings	50	60	50	60
Unsecured borrowings	234	159	44	30
	35,047	32,537	34,737	32,436
Maturity analysis based on remaining term to maturity at 30 September				
At call	11,774	12,154		
Less than 3 months	15,426	6,289		
Between 3 months and 12 months	4,745	5,390		
Between 1 year and 5 years	2,886	7,279		
After 5 years	216	1,425		
	35,047	32,537		

NOTE 26 DUE TO OTHER FINANCIAL INSTITUTIONS

	Consolidated ($m) 2000	Consolidated ($m) 1999
Maturity analysis based on remaining term to maturity at 30 September		
At call	822	478
Less than 3 months	152	14
Between 3 months and 12 months	64	28
	1,038	520

NOTE 27 PROVISION FOR DIVIDENDS

	Consolidated ($m) 2000	Consolidated ($m) 1999	Bank ($m) 2000	Bank ($m) 1999
Final ordinary dividend	132	120	132	120
Converting preference share dividend	11	11	11	11
Depositary capital securities dividend	10	8	-	-
Total provision for dividends	153	139	143	131

NOTE 28 INCOME TAX LIABILITY

	Consolidated ($m) 2000	Consolidated ($m) 1999	Bank ($m) 2000	Bank ($m) 1999
Provision for income tax	112	78	61	42
Provision for deferred income tax	201	236	132	164
Total income tax liability	313	314	193	206

NOTE 29 OTHER PROVISIONS

	Consolidated ($m) 2000	Consolidated ($m) 1999	Bank ($m) 2000	Bank ($m) 1999
Employee entitlements	76	72	73	69
Directors' retirement	2	1	2	1
Redesign restructure	58	-	58	-
Other	2	-	-	-
	138	73	133	70

NOTE 30 BONDS AND NOTES

	Consolidated ($m) 2000	Consolidated ($m) 1999	Bank ($m) 2000	Bank ($m) 1999
AUD eurocommercial paper	907	482	907	482
CAD eurocommercial paper	30	-	30	-
EUR eurocommercial paper	81	-	81	-
HKD eurocommercial paper	61	28	61	28
NZD eurocommercial paper	105	-	105	-
USD eurocommercial paper	685	159	685	159
AUD 74m floating rate notes due 2001	74	-	74	-
DEM 300m floating rate notes due 2001	250	251	250	251
DEM 10m floating rate notes due 2002	8	8	8	8
DEM 25m floating rate notes due 2004	21	21	21	21
DEM 50m floating rate notes due 2004	42	42	42	42
EUR 200m floating rate notes due 2003	327	327	327	327
GBP 20m floating rate notes due 2002	54	51	54	51
GBP 250m floating rate notes due 2002	680	634	680	634
GBP 6m floating rate notes due 2003	16	15	16	15
HKD 108m floating rate notes due 2000	27	-	27	-
HKD 330m floating rate notes due 2001	79	-	79	-
HKD 390m floating rate notes due 2002	93	20	93	20
HKD 250m floating rate notes due 2003	61	-	61	-
JPY 6070 m floating rate notes due 2001	104	-	104	-
USD 300m floating rate notes due 1999	-	461	-	461
USD 250m floating rate notes due 2000	-	387	-	387
USD 300m floating rate notes due 2000	559	464	559	464
USD 205m floating rate notes due 2001	382	317	382	317
USD 100m floating rate notes due 2002	184	153	184	153
USD 25m floating rate notes due 2002	46	-	46	-
USD 500m floating rate notes due 2002	921	766	921	766
USD 150m floating rate notes due 2003	276	230	276	230
USD 400m floating rate notes due 2003	745	618	745	618
USD 300m floating rate notes due 2004	551	460	551	460
	7,369	5,894	7,369	5,894
Maturity analysis based on remaining term to maturity at 30 September				
Less than 3 months	1,721	742		
Between 3 months and 12 months	1,622	777		
Between 1 year and 5 years	4,026	4,333		
After 5 years	-	42		
	7,369	5,894		

NOTE 31 LOAN CAPITAL

	Consolidated ($m) 2000	Consolidated ($m) 1999	Bank ($m) 2000	Bank ($m) 1999
USD 21m floating rate notes due 2000	-	33	-	33
USD 150m floating rate notes due 2001	277	231	277	231
AUD 39m fixed rate notes due 2003	40	39	40	39
USD 200m fixed rate notes due 2005	380	316	380	316
USD 150m fixed rate notes due 2007	282	234	282	234
	979	853	979	853
Maturity analysis based on remaining term to maturity at 30 September				
Between 3 months and 12 months	277	33		
Between 1 year and 5 years	420	270		
After 5 years	282	550		
	979	853		

NOTE 32 BILLS PAYABLE AND OTHER LIABILITIES

	Consolidated ($m) 2000	Consolidated ($m) 1999	Bank ($m) 2000	Bank ($m) 1999
Bills payable	177	197	177	197
Sundry creditors and accruals	128	418	97	379
Unearned income - mortgage insurance premiums	20	14	-	-
	325	629	274	576

NOTE 33 SHARE CAPITAL

	Consolidated ($m) 2000	Consolidated ($m) 1999	Bank ($m) 2000	Bank ($m) 1999
Issued and paid-up capital:				
+ 455,439,731 Ordinary shares, fully paid (1999: 461,849,093)	2,659	2,734	2,659	2,734
+ 24,007,327 Non-redeemable, non-cumulative converting preference shares, fully paid (1999: 24,007,327)	360	360	360	360
Unissued allotted capital (18,440,000 shares)	140	140	140	140
General reserve	15	15	15	15
	3,174	3,249	3,174	3,249
Movements in ordinary share capital:				
Balance at beginning of financial year	2,734	2,735	2,734	2,735
Shares bought back (8,000,000 Ordinary shares)	(81)	-	(81)	-
Ordinary shares issued	6	-	6	-
Transfer from depositors' and borrowers' redemption reserve	-	(1)	-	(1)
Balance at end of financial year	2,659	2,734	2,659	2,734

Issued and uncalled capital:
15,063 Borrowers' shares unpaid (1999: 20,545)
450,772 Depositors' shares unpaid (1999: 504,299)

NOTE 34 RESERVES

	Consolidated ($m) 2000	Consolidated ($m) 1999	Bank ($m) 2000	Bank ($m) 1999
Reserves comprise:				
Asset revaluation and realisation reserve	45	22	71	54
Claims equalisation reserve	7	6	-	-
Depositors' and borrowers' redemption reserve	1	1	1	1
	53	29	72	55
Movements in reserves				
Asset revaluation and realisation reserve				
Balance at beginning of financial year	22	1	54	38
Add net increment arising from the revaluation of land and buildings	23	21	17	16
Balance at end of financial year	45	22	71	54
Claims equalisation reserve				
Balance at beginning of financial year	6	5	-	-
Add transfer from retained profits	1	1	-	-
Balance at end of financial year	7	6	-	-
Depositors' and borrowers' redemption reserve				
Balance at beginning of financial year	1	-	1	-
Add transfer from share capital	-	1	-	1
Balance at end of financial year	1	1	1	1
Special state reserve				
Balance at beginning of financial year	-	2	-	2
Less transfer to retained profits	-	2	-	2
Balance at end of financial year	-	-	-	-

NOTE 35 OUTSIDE EQUITY INTERESTS IN CONTROLLED ENTITIES

	Consolidated ($m) 2000	Consolidated ($m) 1999
Interest in:		
Depositary capital securities	334	334
Share capital	2	2
Retained profits	1	1
	337	337

NOTE 36 AVERAGE BALANCE SHEET AND INTEREST INCOME/EXPENSE

The following table shows the major categories of interest earning assets and interest bearing liabilities and the respective interest rates earned or paid by the consolidated entity for the years indicated. Averages are month-end averages, which are not materially different from daily averages. Non-accrual loans are included in Interest Earning Assets under Loans and Other Receivables.

	2000 Average Balance ($m)	2000 Interest ($m)	2000 Average rate %	1999 Average Balance ($m)	1999 Interest ($m)	1999 Average rate %
Interest earning assets						
Cash and liquid assets	199	5	2.5	172	4	2.3
Due from other financial institutions	153	5	3.3	163	5	3.1
Regulatory deposit	-	-	-	303	-	-
Investment/trading securities	5,077	321	6.3	3,666	198	5.4
Loans and other receivables	38,022	2,863	7.5	36,809	2,676	7.1
Total Interest Earning Assets	43,451	3,194	7.4	41,113	2,833	6.9
Non interest earning assets						
Bills receivable	222			202		
Property, plant and equipment	563			565		
Other assets	3,583			3,386		
Provision for doubtful debts	(177)			(206)		
Total Non Interest Earning Assets	4,191			3,947		
Total Assets	47,642			45,060		
Interest bearing liabilities						
Retail deposits	22,418	865	3.9	22,161	782	3.5
Other deposits	9,377	550	5.9	8,328	436	5.3
Due to other financial institutions	350	7	2.0	299	5	1.7
Short term borrowings domestic	2,627	150	5.7	2,279	115	5.0
Short term borrowings offshore	2,746	158	5.8	1,432	76	5.3
Long term borrowings offshore	4,875	292	6.0	5,376	280	5.3
Total Interest Bearing Liabilities	42,393	2,022	4.8	39,825	1,694	4.3
Non interest Bearing Liabilities						
Bills payable	196			158		
Other liabilities	1,446			1,301		
Total Non Interest Bearing Liabilities	1,642			1,459		
Total Liabilities	44,035			41,284		
Shareholders' Equity	3,607			3,776		
Total Liabilities and Shareholders' Equity	47,642			45,060		
Interest Spread (1)			2.6			2.6
Interest Margin (2)			2.7			2.8

(1) Interest spread represents the difference between the average interest rate earned and the average interest rate paid on funds.
(2) Interest margin represents net interest income as a percentage of average interest earning assets.

NOTE 36 AVERAGE BALANCE SHEET AND INTEREST INCOME/EXPENSE (CONTINUED)

Volume and Rate Analysis

The table below allocates changes in interest income and interest expense between changes in volume and changes in rate for the years ended 30 September 2000 and 30 September 1999. Volume and rate variances have been calculated on the movement in average balances and the change in the interest rates on average interest earning assets and average interest bearing liabilities.

	2000 over 1999 Change Due to			1999 over 1998 Change Due to		
	Volumes ($m)	Rate ($m)	Total ($m)	Volumes ($m)	Rate ($m)	Total ($m)
Interest earning assets						
Cash and liquid assets	1	-	1	-	-	-
Due from other financial institutions	-	-	-	(14)	1	(13)
Investment/trading securities	89	34	123	28	(23)	5
Loans and other receivables	91	146	237	23	(161)	(138)
Change in interest income	181	180	361	37	(183)	(146)
Interest bearing liabilities						
Retail deposits	10	73	83	6	(110)	(104)
Other deposits	62	52	114	(20)	(1)	(21)
Due to other financial institutions	1	1	2	(2)	(5)	(7)
Short term borrowings domestic	20	15	35	22	7	29
Short term borrowings offshore	76	6	82	16	(4)	12
Long term borrowings offshore	(27)	39	12	(10)	(26)	(36)
Change in interest expense	142	186	328	12	(139)	(127)
Change in net interest income	39	(6)	33	25	(44)	(19)

NOTE 37 SHARE AND OPTION PLANS

Three employee share plans and one executive option plan were approved by shareholders at the Annual General Meeting on 3 February 1998. Details of these plans are as follows:

(a) Employee Reward Share Plan (Reward Plan)

On 14 January 2000, 602,441 ordinary shares were allotted as bonus shares to 6,769 eligible employees for nil consideration under the Reward Plan. The bonus shares were issued as fully paid ordinary shares by charging "Share Capital" (formerly "Share Premium Reserve") for the par value of the shares issued. The bonus shares had a market value of $11.12 per share at the date of allotment. The Employee Reward Share Plan provides eligible employees with up to $1,000 of ordinary shares per annum at no cost. Allocations under the plan are subject to the achievement of predetermined performance targets as set by the Board and communicated to staff and overriding Board discretion.

(b) Employee Share Purchase Plan (Purchase Plan)

All permanent employees with continuous service of at least one year as at any relevant share acquisition date, are eligible to participate in the Purchase Plan. Allocations of ordinary shares can occur by allotment or by purchase on market. In consideration for the shares allocated, employees forego remuneration equivalent to the market value of the shares on the date of issue and at a discount equivalent to that available under the Bank's Dividend Reinvestment Plan, when operational. Brokerage and stamp duty are payable by the Bank.

Details of ordinary shares allocated under this Plan are as follows:

Date of Allocation	Number of Ordinary Shares Allocated	Average Purchase Price of Shares Acquired	Number of Employees Participating
25 November 1999	120,597	$10.07	227
6 January 2000	362,160	$11.41	486
26 May 2000	97,581	$11.30	246
7 June 2000	17,555	$11.89	10

The above shares were purchased on market with staff sacrificing remuneration equivalent to the purchase price less a discount equivalent to that offered to shareholders under the Bank's Dividend Reinvestment Plan when operational. The 6 January 2000 allocation included 7,500 ordinary shares allocated to the Managing Director, Mr E A O'Neal, which were allocated on the same terms and conditions as other participating employees.

NOTE 37 SHARE AND OPTION PLANS (CONTINUED)

(c) Executive Performance Share Plan (Performance Plan)

Details of awards, comprising rights over unissued ordinary shares, granted under the Performance Plan are as follows:

Date Awards Granted	Vesting Date	Number of Awards Granted	Number of Awards Forfeited	Number of Shares Allotted	Market Value $	Awards Outstanding at 30 Sept 2000	Number of Senior Executives in Plan
31-Aug-98	23-Feb-01	264,000	54,000	9,000	96,750	201,000	26
30-Nov-98	30-Mar-01	15,000				15,000	
30-Nov-98	30-Mar-02	15,000				15,000	1
30-Nov-98	30-Sep-02	20,000				20,000	
22-Feb-99	23-Feb-01	16,500				16,500	3
24-May-99	27-Apr-00	7,500		7,500	88,275	-	
24-May-99	27-Apr-01	7,500				7,500	1
02-Jun-99	08-Dec-01	3,000				3,000	
02-Jun-99	08-Dec-02	3,000				3,000	1
02-Jun-99	08-Jun-03	3,000				3,000	
28-Jun-99	23-Feb-01	5,000				5,000	1
20-Jul-99	19-Jul-00	16,667		16,667	189,504	-	
20-Jul-99	19-Jul-01	16,667				16,667	1
20-Jul-99	19-Jul-02	16,666				16,666	
26-Jul-99	18-Jul-01	10,000	10,000			-	
29-Nov-99	24-Dec-99	117,530		117,530	1,325,738	-	
29-Nov-99	30-Nov-00	10,000				10,000	1
20-Dec-99	20-Dec-00	3,000				3,000	
20-Dec-99	20-Dec-01	3,000				3,000	1
20-Dec-99	20-Dec-02	3,000				3,000	
04-Jan-00	04-Jan-01	1,000				1,000	
04-Jan-00	04-Jan-02	1,000				1,000	1
28-Feb-00	31-Mar-00	2,500		2,500	27,850	-	
28-Feb-00	31-Aug-00	2,500				2,500	1
28-Feb-00	31-Aug-02	2,500				2,500	
17-Mar-00	17-Mar-01	7,200				7,200	1
TOTAL		572,730	64,000	153,197		355,533	39

Balance of awards at 30 September 2000 have a market value of $3.99 million at that date. The allocation of shares under the Performance Plan is subject to the achievement of specific performance hurdles set by the Board. In accordance with the Rules of the Performance Plan and as approved by shareholders, share allocations can occur by allotment or by purchase on market.

The Board will assess the most appropriate basis of allocation at the time each award is exercised.

(d) Executive Option Plan (Option Plan)

Executive officers and the Managing Director are eligible to participate in the Option Plan. Exercise is conditional upon the Bank achieving a prescribed performance hurdle. Separate performance hurdles have been established in relation to the exercise of the Managing Director's options. The options do not grant rights to the option holders to participate in a share issue of any other body corporate. Non-executive directors are not eligible to participate in the Option Plan.

				Movement for the year					
Grant Date of Option	Exercise Period (1)			Exercise Price (2)	Options Outstanding at 1 October 1999	Options Granted During the Year	Number of Options Forfeited	Numbers of Options Exercised	Options Outstanding at 30 September 2000	Number of Senior Executives in Plan (3)
23-Feb-98	23-Feb-01	to	23-Feb-03	$8.58	3,160,000		250,000		2,910,000	22
23-Feb-98	14-Sep-99	to	13-Sep-00	$8.58	825,000			825,000	-	
23-Feb-98	24-Sep-99	to	23-Sep-00	$8.58	80,000			80,000	-	
23-Feb-98	03-Jul-00	to	03-Jul-01	$8.58	80,000				80,000	1
23-Feb-98	03-Aug-00	to	03-Aug-01	$8.58	180,000				180,000	2
23-Feb-98	09-Oct-00	to	09-Oct-01	$8.58	225,000		125,000		100,000	1
30-Nov-98	30-Mar-01	to	30-Nov-03	$10.30	75,000				75,000	
30-Nov-98	30-Mar-02	to	30-Nov-03	$10.30	75,000				75,000	1
30-Nov-98	30-Sep-02	to	30-Nov-03	$10.30	75,000				75,000	
30-Nov-98	30-Nov-01	to	30-Nov-03	$10.30	120,000				120,000	1
18-Dec-98	18-Nov-00	to	18-Dec-03	$9.41	500,000				500,000	
18-Dec-98	18-Nov-01	to	18-Dec-03	$9.41	500,000				500,000	1
18-Dec-98	18-Nov-02	to	18-Dec-03	$9.41	500,000				500,000	
22-Feb-99	22-Feb-02	to	22-Feb-04	$10.30	100,000		100,000		-	
02-Jun-99	08-Dec-01	to	02-Jun-04	$10.73	30,000				30,000	
02-Jun-99	08-Dec-02	to	02-Jun-04	$10.73	30,000				30,000	1
02-Jun-99	08-Jun-03	to	02-Jun-04	$10.73	30,000				30,000	
20-Jul-99	19-Jul-02	to	20-Jul-04	$10.95	200,000				200,000	1
09-Aug-99	09-Aug-02	to	09-Aug-04	$10.34		50,000			50,000	1
03-Nov-99	03-Nov-02	to	03-Nov-04	$10.34		45,000			45,000	1
20-Dec-99	20-Dec-02	to	20-Dec-04	$10.86		80,000			80,000	1
17-Mar-00	17-Mar-03	to	17-Mar-05	$11.39		30,000			30,000	1
TOTAL					6,785,000	205,000	475,000	905,000	5,610,000	35

Shareholders approved at the Bank's Annual General Meeting on 18 December 1998 to grant 1,500,000 options over the unissued ordinary shares in the Bank to the Managing Director, Mr E A O'Neal. The exercise price of the options is $9.41 plus a premium (1). The options were granted in three equal parcels and are exercisable as follows:

Options Granted	Exercise Period (2)	Performance Hurdle
500,000	At any time in the period between 18 November 2000 and the date being 5 years after the grant date of the options.	At any time during the Exercise Period but before exercise, the weighted average price of the Bank's ordinary shares during any ten consecutive trading days during the Exercise Period must exceed the Exercise Price by more than 20%.
500,000	At any time in the period between 18 November 2001 and the date being 5 years after the grant date of the options.	At any time during the Exercise Period but before exercise, the weighted average price of the Bank's date of the options ordinary shares during any ten consecutive trading days during the Exercise Period must exceed the Exercise Price by more than 25%.
500,000	At any time in the period between 18 November 2002 and the date being 5 years after the grant date of the options.	At any time during the Exercise Period but before exercise, the weighted average price of the Bank's ordinary shares during any ten consecutive trading days during the Exercise Period must exceed the Exercise Price by more than 30%.

(1) The options may be exercisable at an earlier date as prescribed by the Option Plan Rules.

(2) A premium is added to the exercise price of the options which represents the time value of money component of the value of the options (calculated as the difference between the actual dividend and bond yields for the year from the Grant Date of the options to the earliest exercise date). The exercise price represents the market value of the Bank's ordinary shares at the Grant Date of the options. This market value represents the weighted average trading price during the five trading days prior to the Grant Date, calculated in accordance with the Option Plan Rules.

(3) Participating executives, including the Managing Director are required to hold a minimum of 5,000 ordinary shares in the Bank in order to participate in the Option Plan.

NOTE 37 SHARE AND OPTION PLANS (CONTINUED)

(e) Non-Executives Directors' Share Purchase Plan (Directors' Plan)

A Non Executive Directors' Share Purchase Plan was approved by shareholders at the Bank's Annual General Meeting held on 17 December 1999.

All non-executive directors are eligible to participate in the Directors' Plan. Ordinary shares are acquired on market. In consideration for the shares acquired on their behalf, non-executive directors forego directors' fees equivalent to the purchase price of the shares and a discount equivalent to that available under the Bank's Dividend Reinvestment Plan when operational. Brokerage and stamp duty are payable by the Bank. Details of shares allocated under the Directors' Plan are as follows:

Date of Allocation	Number of Ordinary Shares Acquired on Market	Number of Participating Non-Executive Directors	Average Purchase Price of Shares Acquired
12 January 2000	21,156	7	$11.34

NOTE 38 COMMITMENTS

	Consolidated 2000 ($m)	Consolidated 1999 ($m)	Bank 2000 ($m)	Bank 1999 ($m)
Capital expenditure commitments as at 30 September not provided for in the financial statements amounted to:				
Not longer than 1 year	12	19	11	19
Operating lease commitments contracted for as at 30 September:				
Not longer than 1 year	57	56	57	53
Longer than 1 year and not longer than 2 years	48	41	48	38
Longer than 2 years and not longer than 5 years	71	57	71	53
Longer than 5 years	15	24	15	24
	191	178	191	168
Uncalled share capital commitments on unquoted shares as at 30 September amounted to	-	-	5	5

The Bank may be required to provide finance to an issuer of commercial paper in the event that there is no market for the issuer's commercial paper. The Bank's maximum possible commitment under this agreement is $500 million.

NOTE 39 UNCOMMITED CREDIT FACILITIES

	Consolidated 2000	Consolidated 1999	Bank 2000	Bank 1999
Offshore and Australian dollar note borrowing facilities				
Uncommitted credit facilities	12,877	8,416	12,877	8,416
Amount utilised	5,857	4,209	5,857	4,209
Unused uncommitted credit facilities	7,020	4,207	7,020	4,207

NOTE 40 CONTINGENT LIABILITIES AND CREDIT COMMITMENTS

Detailed below are the notional amounts of contingent liabilities and credit commitments, together with their credit equivalent amounts. The notional amount represents the maximum credit risk. The credit equivalent amount records the estimated maximum or total potential loss if the counterparty were to default and is determined in accordance with APRA's risk weighted capital adequacy guidelines.

	Consolidated Notional Amount 2000 ($m)	Consolidated Notional Amount 1999 ($m)	Consolidated Credit Equivalent 2000 ($m)	Consolidated Credit Equivalent 1999 ($m)	Bank Notional Amount 2000 ($m)	Bank Notional Amount 1999 ($m)	Bank Credit Equivalent 2000 ($m)	Bank Credit Equivalent 1999 ($m)
(a) Contingent Liabilities								
Bills endorsements	172	1,020	172	1,020	172	1,020	172	1,020
Guarantees	132	138	132	138	132	138	132	138
Documentary letters of credit	58	58	42	42	58	58	42	42
Performance related items	68	83	34	42	68	83	34	42
Total Contingent Liabilities	430	1,299	380	1,242	430	1,299	380	1,242
(b) Credit Related Commitments								
Undrawn facilities	7,890	6,969	737	690	7,772	6,969	737	690

In accordance with the rules relating to clearing arrangements contained in the Regulations of the Australian Paper Clearing System and in the Regulations of the Bulk Electronic Clearing System under the Australian Payments Clearing Association Limited, the Bank is subject to a commitment to provide liquidity support to the clearing system in the event of another clearing financial institution failing to settle.

(c) Deed of Cross Guarantee

Pursuant to an Australian Securities and Investments Commission (ASIC) class order 98/1418 dated 13 August 1998, relief was granted during the year to the controlled entities listed below from the Corporations Law requirements for preparation, audit and publication of Financial Reports. It is a condition of the class order that the Bank and each of the controlled entities enter into a Deed of Cross Guarantee. The effect of the Deed is that the Bank guarantees to each creditor, payment in full of any debt in the event of winding up of any of the controlled entities subject to the Deed, under certain provisions of the Corporations Law. If a winding up occurs under other provisions of the Law, the Bank will only be liable in the event that after six months, any creditor has not been paid in full. The controlled entities have also given similar guarantees in the event that the Bank is wound up.

The controlled entities which were subject to the Deed as at 30 September 2000 were:

St.George Finance Limited
Advance Leasing Limited
Canberra Advance Property Limited

The controlled entities which are a party to this Deed do not have any external liabilities other than taxation.

The consolidated Profit and Loss Statement for the Bank and the controlled entities which are a party to the Deed (closed group) is as follows:

	Closed Group 2000 ($m)	Closed Group 1999 ($m)
Operating profit before abnormal items and income tax	677	429
Abnormal items before tax	(129)	(148)
Operating profit before tax	548	281
Income tax expense attributable to operating profit before abnormal items	164	175
Tax expense/(benefit) attributable to abnormal items	(38)	4
	126	179
Operating profit after tax	422	102
(Accumulated losses)/retained profits at the beginning of the financial year	(49)	119
Aggregate of amounts transferred from reserves	-	2
Total available for appropriation	373	223
Dividends	280	272
Retained profits/(accumulated losses) at the end of the financial year	93	(49)

NOTE 40 CONTINGENT LIABILITIES AND CREDIT COMMITMENTS (CONTINUED)

The consolidated balance sheet for the closed group is as follows:

	Closed Group ($m) 2000	($m) 1999
ASSETS		
Cash and liquid assets	518	581
Due from other financial institutions	120	114
Trading securities	3,772	4,319
Investment securities	1,127	217
Loans and other receivables	38,414	35,471
Bank acceptances of customers	607	403
Amounts receivable from controlled entities	1,864	2,072
Other investments	1,046	908
Other assets	3,109	2,321
TOTAL ASSETS	50,577	46,356
LIABILITIES		
Deposits and other borrowings	34,737	32,436
Due to other financial institutions	1,038	520
Bank acceptances	607	403
Amounts payable to controlled entities	1,742	1,985
Provisions	493	434
Bonds and notes	7,369	5,894
Loan capital	979	853
Bills payable and other liabilities	272	576
TOTAL LIABILITIES	47,237	43,101
NET ASSETS	3,340	3,255
SHAREHOLDERS' EQUITY	3,340	3,255

The measurement basis in respect of the assets and liabilities above is consistent with Note 1 to the financial statements.

(d) Litigation

Contingent liabilities exist in relation to matters of litigation and/or possible matters of litigation which, at the date of adoption of this Financial Report, have not been resolved. An assessment of the likely loss to the Bank and its controlled entities has been made in respect of the abovementioned on a claim by claim basis and specific provision has been made where appropriate. The consolidated entity does not consider that the outcome of any current proceedings, either individually or in aggregate, is likely to materially affect its operations or financial position.

(e) Service Contracts

Service contracts have been entered into with the Managing Director, Mr E A O'Neal, the Group Executive - Investment Service Mr R Cawsey, and the Group Executive - Personal Banking, Mr W Ott. Under the terms of each contract, the Bank may be required to make a payment to these executives in the event of their employment being terminated.

NOTE 41 EMPLOYEE ENTITLEMENTS AND SUPERANNUATION COMMITMENTS

1. Employee Entitlements

Aggregate employee entitlements, including on-costs, have been disclosed in Note 29 to the financial statements.

2. Superannuation Commitments

The Bank and its controlled entities have contributed to the following superannuation funds operated within the Group:

	St.George Staff Retirement Fund	ASGARD Superannuation Account
Fund type	Defined benefit*	Defined contribution
Type of benefits	Lump sum	Lump sum
Date of last actuarial review	1 July 1997	Not required for fund
Name of actuary	Mr P Hughes BA FIAA FIA	Not required for fund
Basis of contributions	Various percentages of employees' superannuation salaries	In accordance with prevailing legislation

	St.George Executive Superannuation Fund	Advance Retirement Plan
Fund type	Defined benefit *	Defined contribution
Type of benefits	Lump sum	Lump sum
Date of last actuarial review	1 July 1998	Not required for fund
Name of actuary	Mr P Hughes BA FIAA FIA	Not required for fund
Basis of contributions	Various percentages of employees' superannuation salaries	Various percentages of employees' superannuation salaries

	M&F Retirement Fund
Fund type	Defined benefit
Type of benefits	Lump sum
Date of last actuarial review	1 June 1997
Name of actuary	Mr G McRae BSc FIA
Basis of contributions	Various percentages of employees' superannuation salaries

There are sufficient funds available in these superannuation funds in the event of:

(i) termination of the funds
(ii) voluntary termination of employment of each member
(iii) compulsory termination of employment of each member.

* Benefits of members of the St.George Staff Retirement Fund and St.George Executive Superannuation Fund who joined the fund prior to 1 July 1990 are provided on a defined benefit basis. Otherwise, benefits are provided on a defined contribution basis.

NOTE 41 EMPLOYEE ENTITLEMENTS AND SUPERANNUATION COMMITMENTS (CONTINUED)

The fund assets at net market value, accrued benefits and vested benefits of the defined benefit funds are as follows:

	Fund Assets at Net Market Value		Accrued Benefits		Vested Benefits	
	30 June 2000 ($m)	30 June 1999 ($m)	30 June 2000 ($m)	30 June 1999 ($m)	30 June 2000 ($m)	30 June 1999 ($m)
Name of Fund						
St.George Staff Retirement Fund (i)	222	113	216	104	216	104
St.George Executive Superannuation Fund (ii)	4	5	3	4	3	4
	226	118	219	108	219	108

	Fund Assets at Net Market Value		Accrued Benefits		Vested Benefits	
	31 May 2000 ($m)	31 May 1999 ($m)	31 May 2000 ($m)	31 May 1999 ($m)	31 May 2000 ($m)	31 May 1999 ($m)
M&F Retirement Fund (iii)	41	43	43	39	34	34

Employer contributions paid to the above funds were $27 million (1999: $20 million).

The above amounts were determined as at 30 June 2000 or, in the case of employer contributions, they relate to the year ended 30 September 2000 with the exception of the M&F Retirement Fund where amounts were determined as at 31 May 2000.

(i) Accrued benefits in respect of the St.George Staff Retirement Fund have been determined based on amounts calculated by the actuary at the date of the most recent actuarial review, being 1 July 1997 and an estimate from the actuary of the benefits which have accrued in the period 2 July 1997 to 30 June 2000.

(ii) The St.George Executive Superannuation Fund was established on 1 September 1995. The accrued benefits of this fund have been based on amounts calculated by the actuary at the date of the most recent actuarial review, being 1 July 1998 and an estimate from the actuary of the benefits that have been accrued in the period 2 July 1998 to 30 June 2000.

(iii) Accrued benefits in respect of the M&F Retirement Fund have been determined based on amounts calculated by the actuary at the date of the most recent actuarial review, being 1 June 1997 and an estimate from the actuary of benefits which have accrued in the period 2 June 1997 to 31 May 2000.

Accrued benefits are benefits which the fund is presently obliged to pay at some future date, as a result of membership of the fund.

Vested benefits are benefits which are not conditional upon the continued membership of the fund or any factor,other than resignation from the fund.

NOTE 42 CONTROLLED ENTITIES

	Note	Percentage of Shares Held 2000	1999
The following corporations comprise the consolidated entity:			
St.George Bank Limited			
St.George Business Finance Pty Limited	(a)	100	100
St.George Commercial Credit Corporation Limited		100	100
St.George Crusade Investment Pty Limited		100	100
St.George Custodial Pty Limited		100	100
St.George Development Capital Limited		100	100
St.George Dragon Investment Pty Limited		100	100
St.George Executive Superannuation Fund Pty Limited		100	100
St.George Finance Holdings Limited		100	100
St.George Finance Limited		100	100
St.George Funding Company LLC	(b)	100	100
St.George Group Holdings Pty Limited	(c)	100	100
St.George Home Finance Pty Limited		100	100
St.George Insurance Pte Limited	(b)	100	100
St.George Investment Services Limited		100	100
St.George Life Limited		100	100
St.George Management Services Pty Limited		100	100
St.George Motor Finance Limited		75	75
St.George Motor Wholesale Pty Limited		75	75
St.George Partnership Finance Limited		100	100
St.George Procurement Management Pty Limited	(d)	100	100
St.George Procurement Pty Limited		100	100
St.George Security and Custody Pty Limited		100	100
St.George Staff Retirement Fund Pty Limited		100	100
St.George Superannuation Fund Pty Limited		100	100
St.George Superannuation Holdings Pty Limited		100	100
St.George Wealth Management Pty Limited	(e)	100	100
St.George Wholesale Finance Pty Limited		100	100
AAM Nominees Pty Limited		100	100
ACN 003 239 272 Pty Limited	(h)	-	100
Adba Pty Limited		100	100
Advance Asset Management Limited		100	100
Advance Commercial Finance Limited		100	100
Advance Insurance Agencies Pty Limited		100	100
Advance Leasing Limited		100	100
Advance Life Insurance Limited	(n)	100	100
Ascalon Capital Managers Limited	(j)	100	-
ASGARD Capital Management Limited		100	100
ASSIRT Pty Limited	(o)	-	100
ASSIRT Software Pty Limited	(o)	-	100
Buchelin Pty Limited		100	100
Canberra Advance Property Limited		100	100
Crusade CP Management Pty Limited		100	100
Crusade Management Limited		100	100
Danaby Pty Limited		100	100
Diskice Pty Limited	(l)	-	100
Dysty Pty Limited		100	100
Goldsel Pty Limited		100	100
Hanstock Fasteners Pty Limited		100	100
Hanstock Home Systems Pty Limited		100	100
Hanstock Intelligence Pty Limited		100	100
Hanstock Voice Systems Pty Limited	(m)	-	100
HITTON Pty Limited		100	100
International Factors Australia Pty Limited	(i)	100	-
International Factors Pty Limited	(i)	100	-
Kerbridge Air Control Pty Limited	(f)	-	100
Kerbridge Diagnostics Pty Limited		100	100
Kerbridge Energy Pty Limited		100	100
Kerbridge Imaging Pty Limited		100	100
Kerbridge Local Systems Pty Limited		100	100

NOTE 42 CONTROLLED ENTITIES (CONTINUED)

	Note	Percentage of Shares Held 2000	1999
Kerbridge Loyalty Software Pty Limited		100	100
Kerbridge Pty Limited	(k)	-	100
Kerbridge Waste Management Pty Limited		100	100
Lawnbag Pty Limited		100	100
Managerial and Financial Services (Hong Kong) Limited	(b)	100	100
Nationwide Management Pty Limited		100	100
NSW Future Plan Pty Limited		100	100
OSSCA Pty Limited	(g)	-	100
PACT Accountants Investment Group Pty Limited		100	100
Scottish Pacific Business Finance Administration Limited	(i)	100	-
Scottish Pacific Business Finance Holdings Pty Limited	(i)	100	-
Scottish Pacific Business Finance Limited	(i) (b)	100	-
Scottish Pacific Business Finance Pty Limited	(i)	100	-
Scottish Pacific Management Services Pty Limited	(i)	100	-
SEALCORP Holdings Limited		100	100
SEALCORP Services Pty Limited		100	100
SECURITOR Financial Group Limited		100	100
Talaad Pty Limited	(i)	100	-
Thomaston Rail Pty Ltd		100	100
Votraint No. 1182 Pty Limited		100	100
VS&L Insurance Agency Pty Limited		100	100
VS&L Services Pty Limited		100	100

Notes

(a) Formerly St.George Business Receivables Finance Pty Limited.

(b) St.George Funding Company LLC is a Delaware limited liability company and carries on business in the USA. St.George Insurance Pte Ltd is incorporated in and carries on business in Singapore. Managerial and Financial Services (Hong Kong) Limited is incorporated in Hong Kong. Scottish Pacific Business Finance Limited is incorporated in and carries out business in New Zealand. All other controlled entities are incorporated in Australia.

(c) Formerly Australian Societies Group Insurances Pty Limited.

(d) Formerly Managerial and Financial Services Pty Limited.

(e) Formerly KPMG Financial Services Pty Limited .

(f) Disposed of on 14 October 1999.

(g) Deregistered on 14 December 1999.

(h) Disposed of on 24 December 1999.

(i) Acquired 17 May 2000.

(j) Incorporated on 6 July 2000.

(k) Disposed of on 27 July 2000.

(l) Disposed of on 8 August 2000.

(m) Disposed of on 1 September 2000.

(n) In liquidation.

(o) Disposed of during the year as disclosed in Note 10.

NOTE 43 SEGMENTAL REPORTING

	Banking and Finance ($m)	Insurance ($m)	Managed Fund ($m)	Consolidation ($m)
Industry Segments				
2000				
Operating revenue	3,548	39	159	3,746
Operating profit after income tax	280	16	58	354
Total assets	49,133	153	324	49,610
1999				
Operating revenue	3,181	15	112	3,308
Operating profit after income tax	118	9	30	157
Total assets	44,796	80	141	45,017

The consolidated entity operates predominantly in Australia.

NOTE 44 INTEREST RATE RISK

Interest rate risk arises from a variety of sources including mismatches between the repricing periods of assets and liabilities.

As a result of these mismatches, movements in interest rates can affect earnings or the value of the consolidated entity. The objective of the consolidated entity's interest rate risk management policies is to minimise fluctuations in earnings over time from volatility in movements in interest rates.

(i) Interest Rate Risk in Non-Trading Activities
Interest rate risk is monitored by the Bank's Balance Sheet Management unit to ensure that aggregate exposure to interest rate risk is contained within policy guidelines and defined limits set by the Bank's Asset and Liability Committee (ALCO) which reports to the Board. The Balance Sheet Management unit reports to ALCO at least monthly.

The 'gap position' between when assets, liabilities and synthetic instruments are contractually due to reprice represents one measure of the consolidated entity's interest rate risk position. The table below details the gap position at 30 September. The Bank does not use this information to manage interest rate risk as the contractual repricing gap position does not reflect the Bank's anticipated repricing gap position.

As at 30 September 2000

	Within 1 month ($m)	1 to 3 months ($m)	3 months to 1 year ($m)	1 to 5 years ($m)	After 5 years ($m)	Not Interested Bearing ($m)	Total ($m)	Weighted Average (%)
ASSETS								
Cash and liquid assets	499	-	-	-	-	-	499	2.81
Due from other financial institutions	148	-	-	-	-	-	148	4.95
Trading securities	3,047	418	320	145	-	-	3,930	6.09
Investment securities	179	420	-	620	-	-	1,219	6.71
Loans and other receivables	27,797	775	2,996	7,922	115	(151)	39,454	8.12
Bank acceptances of customers	-	-	-	-	-	607	607	
Other assets	-	-	-	-	-	3,753	3,753	
TOTAL ASSETS	31,670	1,613	3,316	8,687	115	4,209	49,610	7.15
LIABILITIES								
Deposits and other borrowings	21,329	6,549	4,371	2,583	215	-	35,047	5.02
Due to other financial institutions	829	144	62	3	-	-	1,038	6.22
Bank acceptances	-	-	-	-	-	607	607	
Bonds and notes	2,700	3,316	1,141	212	-	-	7,369	5.70
Loan capital	-	277	-	40	662	-	979	5.33
Other liabilities	-	-	-	-	-	929	929	
TOTAL LIABILITIES	24,858	10,286	5,574	2,838	877	1,536	45,969	4.99
Shareholders' equity and outside equity interests in controlled entities						3,641	3,641	
Off-balance sheet items affecting interest rate sensitivity	(14,826)	11,135	916	1,942	833	-	-	-
Net mismatch	(8,014)	2,462	(1,342)	7,791	71	(968)		
Cumulative mismatch	(8,014)	(5,552)	(6,894)	897	968	-		

As at 30 September 1999

	Within 1 month ($m)	1 to 3 months ($m)	3 months to 1 year ($m)	1 to 5 years ($m)	After 5 years ($m)	Not Interested Bearing ($m)	Total ($m)	Weighted Average (%)
ASSETS								
Cash and liquid assets	357	-	-	-	-	224	581	4.86
Due from other financial institutions	131	-	-	-	-	15	146	4.99
Trading securities	1,563	1,799	541	407	9	-	4,319	4.94
Investment securities	104	183	-	-	-	-	287	4.94
Loans and other receivables	24,800	967	3,195	7,311	103	(144)	36,232	7.01
Bank acceptances of customers	-	-	-	-	-	403	403	
Other assets	-	-	-	-	-	3,049	3,049	
TOTAL ASSETS	26,955	2,949	3,736	7,718	112	3,547	45,017	6.23
LIABILITIES								
Deposits and other borrowings	19,564	4,767	5,285	2,348	539	34	32,537	4.04
Due to other financial institutions	484	8	28	-	-	-	570	4.78
Bank acceptances	-	-	-	-	-	403	403	
Bonds and notes	2,275	2,978	641	-	-	-	5,894	4.98
Loan capital	-	231	33	39	550	-	853	5.47
Other liabilities	-	-	-	-	-	1,155	1,155	
TOTAL LIABILITIES	22,323	7,984	5,987	2,387	1,089	1,592	41,362	4.06
Shareholders' equity and outside equity interests in controlled entities						3,655	3,655	
Off-balance sheet items affecting interest rate sensitivity	(3,574)	(4,412)	7,237	(132)	881	-	-	
Net mismatch	1,058	(9,447)	4,986	5,199	(96)	(1,700)		
Cumulative mismatch	1,058	(8,389)	(3,403)	1,796	1,700	-		

Gap positions are managed by the Balance Sheet Management unit through the use of derivative products, particularly swaps and options.

Interest rate risk also arises from the impact of interest rate shifts on pricing relationships between asset and liability products of a retail or wholesale nature. The risk is monitored through simulation modelling which estimates the impact on net interest earnings due to changes in interest rates and/or the size and mix of the consolidated entity's balance sheet. Through the use of this simulation model, ALCO oversees interest rate risk management by determining profit risk parameters, product design and pricing policies. The model's key assumptions are regularly reviewed to take account of both historical relationships and the current competitive and interest rate environment. Risk to earnings is measured by calculating the fluctuation in net interest earnings based on a 1% parallel increase in the bank bill swap curve. This risk is managed to ensure the net interest earnings fluctuation in the next 12 months is limited to a maximum of 10% of operating profit after income tax. This measure captures spread and market risk exposures.

(ii) Market Risk from Trading Activities
Market risk represents the risk to earnings from movements in price due to fluctuations in interest rates, exchange rates and market volatility.

Market risk from trading activities is measured and reported by staff segregated and independent from the dealing, settlements and accounting functions. Intra day and overnight limits have been implemented by the Board. A Value-at-Risk (VaR) based on variance-covariance methodology is used as the primary method to quantify potential gains or losses resulting from movements in market interest rates and underpins the limit structures referred to above. The policy discipline applies to both trading and investment portfolios and includes physical positions and derivatives and performance against limit is reported to the Board Risk Management Committee monthly.

The consolidated entity uses an internal model for the calculation of VaR. For the unique risks relating to options, a contingent loss matrix, developed according to the specifications of Prudential Statement C3 (PSC3), issued by the Australian Prudential Regulation Authority (APRA), is used to generate delta-equivalent cash flows for use in the VaR model and a separate measurement for gamma, vega and other higher order terms. Both models use a 99% confidence interval and a 1 day holding period. APRA has accredited the consolidated entity's internal model for the calculation of capital allocation to market risk.

Stress testing of trading positions is conducted daily and back-testing of the internal VaR model is conducted monthly to ensure that the model is a viable predictor of actual trading losses.

NOTE 45 DERIVATIVES

Derivative Financial Instruments

Definitions

A derivative is a financial instrument which provides the holder with the ability to participate in some or all of the price changes of an underlying financial asset, reference rate or index.

Common derivatives used by the consolidated entity are swaps, options, futures, forwards and foreign exchange contracts. The major characteristics of these are summarised below.

+ Swaps

An interest rate swap is an agreement between two parties to exchange interest obligations periodically based on an underlying notional principal. A cross currency swap involves a principal exchange of amounts in one currency for another currency and a re-exchange of the same principal amounts at maturity. Interest payments and receipts on the principal amounts are exchanged periodically throughout the term.

+ Options

An option is a contract that grants the holder the right but not the obligation to buy or sell the underlying asset at a specific price on a specified date. A call option grants the holder the right but not the obligation to buy at a specified price whereas a put option grants the holder the right but not the obligation to sell at a specified price. The purchaser or holder of the option pays a premium up front to acquire the rights in the option. The risk to the holder is limited to the premium whilst the risk to the seller of the option is unlimited.

+ Futures

A futures contract is a binding obligation to buy or sell a specific quantity of a specific type of goods at an agreed price. Every contract has a buyer and a seller. Most contracts dealt on exchanges are closed out prior to delivery date.

+ Forwards

A forward rate agreement (FRA) is an agreement to fix an interest rate on an agreed notional amount, term and date. The parties then settle the difference between the agreed interest rate and the market rate on the FRA settlement date.

Objectives for Holding Derivative Instruments

The consolidated entity makes use of the derivatives market both for trading purposes and to manage the risk of the Balance Sheet.

+ Hedging

Derivatives provide protection to income streams in a volatile financial environment.

Derivatives enable holders of actual or anticipated assets and liabilities (those with a value that may vary with rising or falling interest rates) to modify and eliminate the risk of varying values by transferring it to another entity that is willing to assume the risk. The consolidated entity's objective when entering the derivative market for asset and liability management purposes is to protect future interest income streams in light of uncertain economic variables. The core operations of the consolidated entity are subject to the risk of interest rate fluctuations to the degree that the interest earning assets exceed the interest bearing liabilities or vice versa, in any given maturity or repricing period.

+ Trading

The majority of derivatives trading originates from proprietary trading and servicing selected clients' needs. Strict controls and trading limits are used to monitor the price risk resulting from interest rate and exchange rate fluctuations on net open positions. The credit risk associated with the instruments is limited to the current net market value which represents a small portion of the notional amount.

Strategies for Achieving Objectives for Holding Derivative Instruments

The primary objective in asset and liability management is to provide the maximum level of income while maintaining prudent levels of interest rate, liquidity and funding risk. In order to achieve these objectives a variety of interest rate forwards, swaps and options as well as cross currency derivatives are employed.

For all activities, the consolidated entity monitors future interest rate risk by simulating future net interest income resulting from applying a variety of different rate scenarios to its projected balance sheet. The consolidated entity also seeks to manage net interest income by hedging interest rate exposure arising from anticipated future transactions.

This process is controlled and managed through ALCO which addresses risk exposures and hedging requirements on a monthly basis (or more frequently if required). Where an on-balance sheet solution cannot be employed to position the balance sheet effectively, the derivatives market is used.

The risks associated with derivatives are identical to the risks that are encountered by the consolidated entity for normal retail and commercial banking business (credit risk, market risk and liquidity risk). These risks are managed consistently in line with the consolidated entity's overall risk management policies.

The following table provides an overview of the consolidated entity's exchange rate and interest rate derivatives. It includes all trading and non-trading contracts.

	Consolidated				Bank			
	Notional Amount		Credit Equivalent		Notional Amount		Credit Equivalent	
	2000 ($m)	1999 ($m)	2000 ($m)	1999 ($m)	2000 ($m)	1999 ($m)	2000 ($m)	1999 ($m)
(a) Interest Rate Commitments								
Futures	7,871	11,258	-	-	7,871	11,258	-	-
Forward rate agreements	19,367	9,712	3	2	19,367	9,712	3	2
Swaps	50,241	26,036	289	237	50,241	26,036	289	237
Options	121	181	-	-	121	181	-	-
Total Interest Rate Commitments	77,600	47,187	292	239	77,600	47,187	292	239
(b) Foreign Exchange Commitments								
Spot, Forwards	16,319	34,123	530	783	16,319	34,123	530	783
Swaps	5,625	5,894	1,090	298	5,625	5,894	1,090	298
Options	139	474	2	14	139	474	2	14
Total Foreign Exchange Commitments	22,083	40,491	1,622	1,095	22,083	40,491	1,622	1,095

The credit equivalent amounts represent a measure of the potential loss to the consolidated entity as a result of non performance by a counter party.

The notional amounts for derivatives do not represent assets or liabilities on the balance sheet, but represent the basis for calculating net amounts from underlying reference rates. The consolidated entity's exposure to counter party risk is, therefore, limited to the positive value attached to the derivative arising from favourable movements in the underlying reference rates.

The credit risk associated with futures contracts is negligible as contracts are collateralised by cash with any changes in market value of contracts being settled on a daily basis with the clearing house.

As the consolidated entity's primary reason for holding derivatives is for balance sheet hedging purposes, the majority of derivatives have been transacted with financial institutions of investment grade quality. The consolidated entity's credit policy and procedures ensures that exposures to counter party risks are constantly monitored, thereby limiting credit risk concentration to any individual counter party through risk limits approved by the Board.

NOTE 46 RELATED PARTY INFORMATION

Australian banks have been exempted (subject to certain conditions), under an ASIC Class Order 98/110 dated 10 July 1998, from making disclosure of:

+ any loan made, guaranteed or secured by a bank to related parties (other than directors); and
+ financial instrument transactions between related parties (other than in respect of shares and share options), where a director of the relevant entity is not a party and where the loan or financial instrument transaction is lawfully made and occurs in the ordinary course of banking business on either:
  - an arms-length basis; or
  - with approval of a general meeting of the relevant entity and its ultimate parent entity.

The exemption does not cover transactions which relate to the supply of goods and services to a bank.

The class order does not apply to a loan or financial instrument transaction which any director of the Bank should be reasonably aware that, if not disclosed, would have the potential to adversely affect the decisions made by users of the financial statements about the allocation of scarce resources.

This exemption is subject to the Bank lodging with ASIC, a statutory declaration made by two directors, confirming compliance with the provisions of the class order. The Bank will be lodging such a declaration with ASIC in its Annual Return in respect of the year ended 30 September 2000.

Directors
The names of each person holding the position of director during the financial year are:

F J Conroy
J J Mallick
E A O'Neal
L F Bleasel
J S Curtis
G Ettinger
P D R Isherwood
G J Reaney
J M Thame

Loans to directors
The aggregate amount of loans outstanding as at 30 September 2000 was $Nil (1999: $261,632).

The aggregate loan advances and repayments during the financial year and the balance of loans outstanding as at 30 September 2000, are detailed as follows:

	Loan Advances $'000	Loan Repayments $'000	Loan Balance $'000
Directors of parent entity - Normal terms and conditions	Nil	262*	Nil

* Director: G J Reaney

Shares and share options of directors
The aggregate number of shares acquired by directors and their director related entities, resulting from transactions with the Bank during the financial year ended 30 September 2000, was 21,156 (1999: nil) ordinary shares. The aggregate number of shares in the Bank held by the directors and their director related entities as at 30 September 2000 were 291,733 (1999: 260,077) ordinary shares and 4,129 (1999: 4,129) converting preference shares. On 6 January 2000, 7,500 ordinary shares were allocated to the Managing Director, Mr E A O'Neal in accordance with the terms and conditions of the Employee Share Purchase Plan.
The shares were acquired on market by the Plan.

No shares were disposed of by directors and their director related entities resulting from transactions with the Bank. Details of share options granted to the Managing Director are detailed in Note 37. No share options have been granted to non-executive directors.

Other transactions of directors and their director related entities:

(a) Financial instrument transactions
Financial instrument transactions (other than in respect of loans and shares disclosed above) with the directors of the Bank occur in the ordinary course of business of the Bank on an arm's length basis, and are considered to be trivial or domestic transactions as they are in the nature of normal personal banking and deposit transactions.

(b) Other transactions (other than financial instrument transactions

+ Pursuant to a corporate agency agreement dated 29 June 1988 and a life agency agreement dated 31 May 1992, the Bank received commission income from Royal and Sun Alliance Insurance Limited, of which Mr J J Mallick is a director. During the financial year, the Bank received commission income of $4,949,311 (1999: $6,721,128) from Royal and Sun Alliance Insurance Limited which was calculated at standard business rates. Insurance premium payments by the Bank to Royal and Sun Alliance Insurance Limited in the ordinary course of business was $431,249 (1999: $410,551).
+ During the financial year, the Bank made donations of $250,000 (1999: $250,000) to the St.George Foundation Trust (the Foundation). Messrs F J Conroy, J J Mallick and E A O'Neal were Governors of the Foundation during the year, which was founded by the Bank for public charitable purposes.
+ Mr L F Bleasel is the Managing Director of The Australian Gas Light Company. Mr G J Reaney is also a director of The Australian Gas Light Company. Payments by the consolidated entity for the provision of goods and services in the ordinary course of business during the year to this company was $133,814 (1999: $129,503).
+ Mr J S Curtis is the Chair of Allianz Australia Limited. Insurance premium payments by the Bank to Allianz Australia Limited, in the ordinary course of business, was $538,378 (1999: $169,919)

Controlled entities
The Bank's aggregate investment in amounts receivable from and amounts due to controlled entities are disclosed in the Balance Sheet of the Bank.

Details of amounts paid or received from controlled entities in the form of dividends or interest are set out in Notes 2 and 3 to the financial statements.

NOTE 47 NET FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosure is limited to the net fair value of the consolidated entity's on and off-balance sheet financial instruments. The disclosure excludes all non financial instruments and hence the aggregate net fair value amounts are not representative of the underlying value of the consolidated entity.

The net fair value represents the amount (after transaction costs) for which an asset could be exchanged or a liability settled in an arms-length transaction between willing parties. The value of the consolidated entity's relationship with customers together with non-financial instruments are not included in the disclosure below.

Quoted market prices are adjusted for material transaction costs and used as the measure of net fair value. Where quoted market prices are not available, net fair values are based on present value estimates or other methods of valuation. The fair value of short term financial instruments is estimated to equal their carrying value as these instruments reprice or mature in 180 days or less with no significant change in credit risk.

The estimates of net fair value are subjective and involve the exercise of judgement. Changes in assumptions used could have a material impact on the amounts disclosed. As a result, it is difficult to make reasonable comparisons of the consolidated entity to other financial institutions due to the wide range of valuation techniques and numerous estimates which must be made.

	Carrying Value		Fair Value	
	2000 ($m)	1999 ($m)	2000 ($m)	1999 ($m)
Financial Assets				
Cash and liquid assets	**499**	581	**499**	581
Due from other financial institutions	**148**	146	**148**	146
Trading securities	**3,930**	4,319	**3,930**	4,319
Investment securities	**1,219**	287	**1,225**	287
Loans and other receivables	**39,454**	36,232	**39,624**	37,449
Bank acceptances of customers	**607**	403	**607**	403
Financial Liabilities				
Deposits and other borrowings	**35,047**	32,537	**35,098**	32,557
Due to other financial institutions	**1,038**	520	**1,038**	520
Bank acceptances	**607**	403	**607**	403
Bonds and notes	**7,369**	5,894	**7,358**	5,884
Loan capital	**979**	853	**964**	845
Other financial liabilities	**305**	615	**367**	668

Cash and liquid assets, due from other financial institutions and bank acceptances of customers

The carrying value of cash and liquid assets, due from other financial institutions and bank acceptances of customers approximate their net fair value as they are short term in nature or are receivable on demand.

Trading securities
Trading securities are recorded at market value. Market value is based on quoted market prices, broker or dealer price quotations.

Investment securities
Net fair value is based on quoted market prices, broker or dealer price quotations. Where such prices are not available, net fair value is estimated using quoted market prices for securities with similar characteristics.

Loans and other receivables
The carrying value of loans and other receivables is net of specific and general provisions for doubtful debts and unearned income. For variable rate loans (excluding impaired loans), the carrying amount is a reasonable estimate of net fair value. The net fair value of fixed rate loans that reprice within six months of balance date is the carrying value at 30 September. For other fixed rate loans, the net fair value was calculated by discounting the estimated future cash flows using current market rates.

For impaired assets the net fair value is calculated by discounting expected future cash flows using a discount rate which includes a premium for uncertainty of the cash flows.

Deposits and other borrowings
The net fair value of at call, variable rate deposits and fixed rate deposits repricing within six months, is the carrying value at 30 September. For other deposits, discounted cash flow models based upon current market rates for debt with similar characteristics and maturities were used to calculate net fair values.

Due to other financial Institutions
The carrying values of balances due to other financial institutions is considered to approximate their net fair value.

Bonds and notes and loan capital
The net fair values of bonds and notes and loan capital was calculated based on quoted market prices at 30 September. Where quoted prices were not available, a discounted cash flow model using a yield curve appropriate for the remaining maturity of the instrument was used.

Other financial liabilities
This category includes the on balance sheet impact of derivatives for which the net fair value is calculated by discounting projected cash flows using current market yields. The carrying amount of accrued expenses payable is considered to approximate the net fair value.

Provision for income tax, dividends, employee entitlements and restructuring are not considered to be financial instruments.

In the opinion of the directors:

1. (a) the financial statements and notes set out on pages 2 to 52 are in accordance with the Corporations Law and are drawn up so as to give a true and fair view of the financial position of the Bank and the consolidated entity as at 30 September 2000 and their performance as represented by the results of their operations and cash flows for the year ended on that date; and

   (b) the financial statements and notes comply with Accounting Standards and Corporations Regulations; and

   (c) at the date of this declaration, there are reasonable grounds to believe that the Bank will be able to pay its debts as and when they fall due.

2. There are reasonable grounds to believe the Bank and its controlled entities will, as a consolidated entity, be able to meet any obligations or liabilities to which they are or may become subject by virtue of the Deed of Cross Guarantee between the Bank and those controlled entities pursuant to a class order. At the date of this declaration the Bank is within the class of companies affected by Class Order 98/1418. Refer to Note 40 for further details.

For and on behalf of the Board of Directors and in accordance with a resolution of the directors.

F J Conroy
Chair

E A O'Neal
Chief Executive Officer and
Managing Director

Dated at Kogarah, New South Wales
8 November 2000

SCOPE

We have audited the financial report of St.George Bank Limited, and the consolidated financial report of the consolidated entity for the year ended 30 September 2000, consisting of the profit and loss statements, balance sheets, statements of cash flows, accompanying notes (1 to 47), and the directors' declaration as set out on pages 2 to 53. The financial report includes the consolidated financial statements of the consolidated entity, comprising the Bank and the entities it controlled at the year's end, or from time to time during the financial year. The Bank's directors are responsible for the financial reports. We have conducted an independent audit of this financial report in order to express an opinion on them to the shareholders of the Bank.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial reports are free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and the other disclosures in the financial reports, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial reports are presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements and statutory requirements in Australia so as to present a view which is consistent with our understanding of the Bank's and the consolidated entity's financial position and performance, as represented by the results of their operations and cash flows.

The audit opinion expressed in this report has been formed on the above basis.

AUDIT OPINION

In our opinion, the financial report of St.George Bank Limited and the consolidated financial report are in accordance with:

(a) the Corporations Law, including:

(i) giving a true and fair view of the Bank and consolidated entity's financial position as at 30 September 2000 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards and Corporations Regulations; and

(b) other mandatory professional reporting requirements.

KPMG

KPMG

J F Teer

J F Teer
Partner

45 Clarence Street
Sydney, New South Wales, 2000
8 November 2000

CAPITAL ADEQUACY

Under Australian Prudential Regulation Authority's (APRA) risk based framework, Balance Sheet exposures are assessed on potential risk of borrower and counterparty default. This credit risk is divided into three broad types of counterparty, being, governments, banks and other counterparties, with individual exposures weighted according to four categories of risk weighting (0, 20, 50 and 100 per cent). In addition to counterparty credit risk, limited recognition is given to underlying collaterals and guarantees.

Effective from 1 January 1998, APRA requires Australian banks to hold sufficient levels of capital to cover the market risk of their trading books. Market risk is the risk of loss arising from the movements in market price in both on and off balance sheet positions.

APRA's guidelines stipulate banks must maintain a ratio of qualifying capital to risk-weighted assets (credit risk assets plus notional market risk assets) of at least 8 per cent. Qualifying capital is comprised of two discrete tiers. Tier 1 capital must constitute at least 50 per cent of the minimum capital requirement and the contribution made to the capital adequacy ratio by tier 2 capital cannot exceed that made by tier 1. Investments (pre-acquisition retained earnings) in funds management and administration companies and investment in the mortgage insurance company (St.George Insurance Pte Ltd) are deducted from tier 1 capital. Holdings of other banks' capital instruments and investments (excluding pre-acquisition retained earnings) in funds management and administration companies and life companies are deducted from the total of tier 1 and tier 2 capital.

The position with respect to these ratios as at 30 September is summarised below:

	Consolidated ($m) 2000	Consolidated ($m) 1999
Qualifying Capital		
Tier 1		
Share capital	3,174	3,249
Reserves	497	415
Retained profits	77	40
Less: Goodwill and other APRA adjustments	(1,574)	(1,660)
Total tier 1 capital	2,174	2,044
Tier 2		
Asset revaluations	24	-
Subordinated debt	951	807
General provisions for doubtful debts (not tax effected)	132	123
Total tier 2 capital	1,107	930
Less: Deductions	(40)	(27)
Total qualifying capital	3,241	2,947

CAPITAL ADEQUACY (CONTINUED)

	Face Value 2000 ($m)	Risk Weight %	Risk Weighted Balance 2000 ($m)	Risk Weighted Balance 1999 ($m)
Risk Weighted Assets				
(i) On Balance Sheet Assets				
Cash, claims on Reserve Bank, Australian Commonwealth, State and Territory Governments, Central Government and Central Banks of OECD countries	6,543	0	-	-
Claims on local governments, public sector entities, authorised deposit taking institutions	1,144	20	229	196
Loans secured by residential property	30,228	50	15,114	14,057
All other assets	11,365	100	11,365	9,373
Total on balance sheet assets* - credit risk	49,280		26,708	23,626

	Face Value 2000 ($m)	Credit Equivalent Amount 2000 ($m)	Risk Weighted Balance 2000 ($m)	Risk Weighted Balance 1999 ($m)
(ii) Off Balance Sheet Exposures				
Direct credit substitutes	180	180	151	154
Trade and performance related items	88	38	37	45
Commitments	7,802	649	344	393
Foreign exchange, interest rate and other market related transactions	98,835	1,916	577	327
Total off balance sheet exposures - credit risk	106,905	2,783	1,109	919
Risk weighted assets - credit risk			27,817	24,545
Risk weighted assets - market risk			285	338
Total risk weighted assets			28,102	24,883

Capital Adequacy Ratio	%	%
Tier 1	7.7	8.2
Tier 2	3.9	3.7
Less deductions	(0.1)	(0.1)
Total Capital Ratio	11.5	11.8

* The difference between total on balance sheet assets and the consolidated entity balance sheet results from the alternative treatment prescribed by APRA for items such as goodwill and provisions for bad and doubtful debts.

TM **st.george**

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ACN:	055 513 070
Announcement Number:	337
Pages(Includes this page):	8
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**NEW ISSUE ANNOUNCEMENT**
Date Sent:	22 November 2000
Bar Code:	

Please find Appendix 3B attached.

Yours sincerely

Michael Bowan
General Counsel and Secretary

ASXCAP

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

ST.GEORGE BANK LIMITED

ACN, ARBN or ARSN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	100,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	$8.58
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	*Exercise of Options under the St.George Bank Executive Option Plan.*
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	22 November 2000

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
455,738,731	ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
N/A	N/A

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	To be treated in the same manner as other quoted ordinary shares.

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

+ See chapter 19 for defined terms.

25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

+ See chapter 19 for defined terms.

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	
39 Class of +securities for which quotation is sought	
40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41 Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

+ See chapter 19 for defined terms.

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

+ See chapter 19 for defined terms.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Company Secretary Date: 22 November 2000

Print name: Michael Bowan

== == == == ==

+ See chapter 19 for defined terms.

st.george

To: Companies Announcements
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ACN:	055 513 070
Announcement Number:	338
Pages(Includes this page):	2
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**ST.GEORGE LAUNCHES SUMMER HOME LOAN SALE PACKAGE**
Date Sent:	22 November 2000
Bar Code:	

Please find attached news release for immediate release to the market

Yours sincerely

Michael Bowan
General Counsel and Secretary

ASXCAP

news release

22 November 2000
RE031100

ST.GEORGE LAUNCHES SUMMER HOME LOAN SALE PACKAGE

St.George Bank has launched its Summer Home Loan Sale package which offers new customers a low fixed or variable introductory rate and no establishment fee on their home loan, as well as a quality package of optional financial services products.

Customers can choose from a One Year Introductory Home Loan rate of 6.75% pa which can be either St.George's Discount Variable product (guaranteed to be 1.32% below the Standard Variable Rate) or an Introductory Fixed Rate product.

Customers will also be offered a 'Starts Low Stays Low' MasterCard at a low 11.45% pa, currently the lowest interest rate for this type of credit card in Australia.*

Customers also will be offered a St.George Everyday transaction account free of account keeping fees when St.George home loan repayments are automatically deducted from the account. Customers can choose to take home building insurance at $10 per month for the first year.

"No other major lender currently offers customers a choice of either a discounted variable or fixed rate for the first year, as well as a low interest rate and no application fee," said St.George General Manager Consumer Lending, Darren McMullen.

"By offering our customers a package of services we are helping make their home purchase easier by providing the convenience of a competitive range of additional products they are likely to need. The St.George 'Starts Low Stays Low' MasterCard also gives customers the choice of a handy line of credit at a much lower interest rate than standard credit cards.

"Combined with the low home loan interest rate, this competitive offer gives customers a great value-added package of optional extras to make managing their finances easier," said Mr McMullen.

The St.George Summer Home Loan Sale package is available to new home loan applicants, including investors, for a limited time.

ENDS

**Statistics published by finance research company Cannex showed as at 15 November 2000 the Starts Low Stays Low MasterCard has the lowest interest rate in Australia for an unsecured, personal credit card with interest free days which is not an introductory product.*

Media Contact: Adam Cooke, St.George Corporate Relations Ph (02) 9952 1249 or 0411 259 432

To: Companies Announcements
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ACN:	055 513 070
Announcement Number:	339
Pages(Includes this page):	2
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**Charles Schwab Australia Chooses St.George as Banking Partner**
Date Sent:	29 November 2000
Bar Code:	

Please find attached news release for immediate release to the market

Yours sincerely

Michael Bowan
General Counsel and Secretary

ASXCAP

news

release

29 November 2000
RE041100

CHARLES SCHWAB AUSTRALIA CHOOSES ST.GEORGE AS BANKING PARTNER

St.George Bank Limited has signed an agreement to provide corporate banking, cash management and transaction processing services to Charles Schwab Australia Pty Limited. Charles Schwab Australia is a 50/50 joint venture between Charles Schwab Corporation of San Francisco and ecorp Limited, a leading Australia-based Internet business.

Charles Schwab Australia, a subsidiary of US market leader, Charles Schwab Corporation yesterday launched in Australia with an equities and derivatives trading service and other related financial services. St.George Bank will provide corporate banking services as well as facilitating real time transaction processing for equities trading.

"St.George was successful in securing the provision of banking services to Charles Schwab Australia after a competitive tender process," said General Manager St.George Corporate and Business Banking, Max Leslie. "We were able to meet their technical specifications and deliver the capabilities to reduce settlement risk and process transactions in real time."

St.George will also provide the cash management facilities which underpin the "SchwabOne" product, a personalised financial management solution for Charles Schwab Australia customers which includes accounts, cheques, VISA cards and internet transactions.

"St.George is pleased to be able to provide Charles Schwab Australia with the technology solutions to meet the needs of their customers in Australia," Mr Leslie said.

"Charles Schwab Australia selected St.George because of its technological approach and its drive to provide the best customer solutions," said Lynnda Sarinske, Chief Executive Officer of Charles Schwab Australia. "We look forward to working with St.George to provide great value for our customers."

Mr Leslie said the agreement with Schwab will add scale to St.George's presence in this market and position St.George as a key provider of payment solutions and cash management services to the financial services industry.

"St.George is focused on providing time and cost effective technology-driven services which offer the best customer solutions. We are committed to building partnerships with leading providers of financial products and services."

ENDS

Media Contact: Adam Cooke, St.George Corporate Relations Ph (02) 9952 1249 or 0411 259 432

st.george

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ACN:	055 513 070
Announcement Number:	340
Pages(Includes this page):	3
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**Initial Substanital Shareholder Notice (Form 603)**
Date Sent:	29 November 2000
Bar Code:	

Please find enclosed a copy of the Initial Substantial Shareholder Notice (Form 603).

Yours sincerely

Michael Bowan
General Counsel and Secretary

ASXCAP

form 603
Corporations Law
709(3)

Initial substantial shareholder notice

To: corporation name Stockford Limited

Substantial shareholder

name of substantial shareholder[A] St.George Bank Limited (ACN 055 513 070)
became a substantial shareholder on 16/10/2000

1. Total number of voting shares

The total number of shares in each class of voting shares in the company to which the substantial shareholder was entitled on that date is:

Class of shares	Total number	Percentage of total shares in class
Ordinary	13,890,00	8.84%

2. Details of entitlements and relevant interests

On that date, the substantial shareholder was entitled[B] to the following voting shares in which (he/she/it), or an associate[C], held relevant interests. For each relevant interest[D], full particulars are provided of:

Holder of relevant interest	Nature of relevant interest[E]	Class and number of shares
St.George Bank Limited	Beneficial Shareholder pursuant to a subscription agreement dated 28/09/2000	Ordinary 13,890,000

3. Present registered holders and persons entitled to be registered holders

The following persons are registered, or entitled to be registered, as holders of the shares referred to in paragraph 2 above:

Holder of relevant interest	Registered holder of shares[F]	Person entitled to be registered as holder	Class and number of shares
St.George Bank Limited	St.George Bank Limited	St.George Bank Limited	Ordinary 13,890,00

4. Consideration

The consideration paid for each relevant interest referred to in paragraph 2 above, and acquired in the four months prior to the day that the substantial shareholder became a substantial shareholder, was:

Holder of relevant interest	Date of acquisition	Consideration[G] cash	Consideration[G] non-cash	Class and number of shares
See Annexure A				

5. Associates

The persons named in paragraph 2 above are associates of the substantial shareholder for the following reasons:

Name of associate	Reason

6. Addresses

The addresses of persons named in this form are:

Name	Address
St.George Bank Limited	4-16 Montgomery St Kogarah NSW 2217

Signature

name Michael Harold See Bowan

signature [signature] date 29/11/2000

director, secretary or substantial shareholder.

This is annexure (A) of (1) pages referred to in form (FORM 603 - Initial substantial shareholder notice).

corporation name Stockford Limited
A.C.N.

further details

St.George Bank Limited
29/09/2000
$1,808,000
Ord 3,390,000

St.George Bank Limited
06/10/2000
$2,550,000
Ord 4,500,000

St.George Bank Limited
16/10/2000
$5,640,000
Ord 6,000,000

Michael Harold See Bowan
Secretary

29/11/2000

Send to
Australian
Securities & Investments
Commission
Gippsland Mail Centre
Morwell VIC 3841
or
the nearest ASIC Business Centre

Annexures to forms
To make any annexure conform to the regulations, you must
1 use A4 size paper of white or light pastel colour with a margin of at least 10mm on all sides
2 number the pages consecutively
3 print or type in dark blue or black ink, so that the document is clearly legible when copied.
4 identify the annexure with a mark such as A, B, C, etc
5 endorse the annexure with the words:
This is annexure (mark) of (number) pages referred to in form (form number and title) signed by (insert "me" or "us") and dated
6 sign and date the annexure.
The annexure must be signed by the same person(s) who signed the form.
7 There must be written on the form: the identifying mark and the number of pages.

st.george

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ACN:	055 513 070
Announcement Number:	341
Pages(Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**CHANGE IN DIRECTORS' INTERESTS IN ST.GEORGE BANK LIMITED**
Date Sent:	12 December 2000
Bar Code:	

On behalf of St.George Bank's Directors, I advise changes to their relevant interests in St.George Bank following purchases made for them pursuant to the St.George Bank Non-Executive Share Purchase Plan, and in the case of Mr Edward O'Neal, pursuant to the Bank's Employee Share Purchase Plan.

Director	Shares Purchased	Current Balance	
		SGB Ordinary Shares	SGB Converting Preference Shares
Frank John Conroy	1,525	9,788	58
John James Mallick	1,525	8,100	481
John Simon Curtis	3,051	9,814	Nil
Geri Ettinger	762	23,281	2,070
Graham John Reaney	4,577	30,301	Nil
Edward Asbury O'Neal*	3,263	22,463	Nil

Purchase Price: $13.109
Date interest changed: 1 December 2000

* Mr O'Neal is also entitled to 1,500,000 options over unissued ordinary shares in St.George Bank, as approved by shareholders at the Bank's Annual General Meeting, 18 December 1998.

Yours sincerely

Michael Bowan
General Counsel and Secretary

st.george

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ACN:	055 513 070
Announcement Number:	342
Pages(Includes this page):	12
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**CHAIR'S AND MANAGING DIRECTOR'S ADDRESSES TO ST.GEORGE BANK'S ANNUAL GENERAL MEETING**
Date Sent:	15 December 2000
Bar Code:	

I attach the addresses of the Chair, Mr Frank Conroy and the Managing Director, Mr Ed O'Neal to the St.George Bank Limited Annual General Meeting at 10.00 am today.

Yours sincerely

Michael Bowan
General Counsel and Secretary

Presentation by Mr Frank Conroy: Chair

I am pleased to report on the progress of the Bank for the year to 30 September and trading for the first two months of the current year.

The result for the full year was particularly pleasing. The Bank recorded an operating profit before abnormal items, but after tax, goodwill, outside equity interests and preferred share dividends, of $283 million. This represented a 13 per cent increase on the previous year.

After allowing for abnormal items of $3 million, the profit available to ordinary shareholders was $286 million.

Today, we are paying a final fully franked dividend of 29 cents per ordinary share, taking the total ordinary dividends for the year to 55 cents, an increase of 3 cents or 5.8 per cent on last year.

The Directors wish to thank shareholders for their patience and tolerance during what has been a somewhat lengthy period of no growth in the dividend payout.

As I mentioned in my message to shareholders at the half year, the Directors have had to manage the payout of dividends very carefully during the transition stage of the integration of the Advance Bank.

I should remind you that just short of four years ago, we issued in excess of 228 million shares to the then shareholders of Advance Bank in part payment for the acquisition. To put that in perspective, the issue represents about half the total number of shares on issue today.

At the time, we promised to pay dividends at the same level as prior to the acquisition, despite increasing the payout ratio to a level above 100 per cent. During subsequent periods, we were able to gain successfully the confidence of the regulators to consent to the payout each half year.

The distortion in the payout ratio, of course, was caused by the amount of goodwill as a result of the acquisition. Under Australian accounting standards, goodwill is required to be recorded in the accounts of the Bank as being the difference between the book value of the assets being acquired and the price paid for the assets.

Such an amount derived is then written off in equal amounts over twenty years.

Although goodwill is deducted from the profits of the Bank each year, it is not a cash item and that is why most professional commentators pay more

attention to the Bank's results and consequent performance ratios on a pre-goodwill basis.

Now the effects of the acquisition of Advance Bank are truly behind us, and our earnings improvement over the past year has built such strong momentum, we are pleased to say that in future periods we should be able to increase our dividends from further enhanced earnings.

The Directors have decided that the Dividend Reinvestment Plan should remain suspended for the present, but a further review will be conducted before the end of the first half of the current financial year.

By the end of March 2001, the Bank plans to implement additional capital management initiatives to maintain the appropriate level of capital to support the Bank's ongoing operations and generally lower the overall cost of capital.

Such initiatives include an ordinary share buyback of $370 million, the early conversion of $360 million of converting preference share capital and the issue of a new preference share raising of $300 million. Further details of these transactions will be provided over coming weeks.

The improved results of the past year produced an increase in the return on average equity (before goodwill and abnormal items) from 12.2 per cent to 13.86 per cent. This has set the trend to reach our goal of 15 per cent by the first half of 2002.

Management is well underway implementing the redesign plans of the Bank. These plans, which were formulated during the past year, involved all the senior executives and a larger cross section of other management and staff throughout the Bank.

Many of the ideas and suggested improvements of our processes were developed by staff directly involved with our customers.

It is an extraordinarily comprehensive and rigorous program. When completed by the end of the financial year in September 2001, there will be a marked increase in the Bank's performance and returns to shareholders.

The redesign program is an important element of the strategy outlined to shareholders last year. Other elements include a stronger focus on customers, an improved sales capability, further development of our database marketing skills and the broadening of our experience with internet and e-commerce developments.

There has been good progress achieved to date.

As mentioned, the redesign program is being implemented for completion by 30 September, 2001.

External customer satisfaction surveys indicate that St.George has regained its position in customer satisfaction ahead of the four major banks. Our own research indicates there has been a 12 per cent improvement in customer satisfaction since April 1999.

None of this could occur without the dedication and solid contribution of our staff. Despite a natural apprehension of the outcome of the redesign program, our measurement of staff satisfaction indicates a marked improvement since June 1999.

The changes already implemented and proposed will provide the Bank with an improved sales capability. The rate of current new loan approvals is competitive with the market and further financial advisers and planners are being employed to meet out customers' varied demands for investment services.

Through improved data base management, we have demonstrably enhanced the knowledge of the characteristics and financial needs of our 2.6 million customers. This will provide valuable information to improve our capacity to meet our existing customers' requirements for the Bank's financial products and services.

Our e-commerce and internet strategy is progressing satisfactorily, but differently to our competitors. Several alliances have been established to improve service efficiency and gain access to new markets. Alliances help us to satisfy our penetration of our own customers, increase business from new markets and minimise the financial risk of rapidly evolving technologies. Investments in this area have been modest relative to the Bank's capital base.

The economy in Australia is sending mixed signals. The general mood has modified over past weeks and recent employment figures were adverse. Growth is running at a rate around 4 per cent per annum, but varies by sector and may reduce to 3 per cent over the coming year.

Housing is experiencing a contraction as a result of tightening of interest rates during the past year. The Bank believes that interest rates are probably at their peak. With the combination of higher wage growth and a slower economy, the Reserve Bank is likely to hold the present interest rate setting at existing levels.

Credit standing throughout the Bank is good and should not restrain growth in new business throughout the year.

The outlook for the year ahead is for improved results as the Bank's redesign is implemented. Planned improvements will contribute 18 cents to earnings per share in 2002.

When we announced our annual result to the market just five weeks ago, we indicated that we expected to see continued improvement in return on equity and earnings per share.

As we approach the end of the first quarter of the new financial year, I can report that we are progressing more than satisfactorily to deliver on these expectations.

Loan receivables and retail deposits are growing. Underlying profit is robust and the redesign implementation is proceeding according to the schedule.

I have commented on behalf of the Directors in my remarks in the Annual Report of the significant contribution by the Managing Director and his team while planning enthusiastically the changes to be incorporated in the Bank's operations over the year.

It is pleasing to be able to restate those comments at this meeting today. Their untiring dedication, attention to detail and intensive analysis have been an inspiration.

Shareholders and our customers will gain considerably from their efforts.

Thank you Chair. Good morning ladies and gentlemen. I am pleased to have the opportunity today to meet with you and to review our performance over this past year. A year that has been incredibly busy as the Chair just said but at the same time exciting.

When we met last year I said that I believed we had in place a strong foundation for success. I talked then of the improvements in our scale and our market presence and that we were well positioned, to drive very real shareholder value in the future. I am delighted to be able to say to you today that we are now seeing the first fruits of our labour. In fact, this past year has set the foundation for a fundamental shift in St.George's overall performance.

Today I will provide some details on the solid financial result we achieved for 2000. Then I will cover how we will maintain this momentum in the years to come. We are also of course now three months into the implementation of a comprehensive corporate re-design we call Best Bank. I will give you a progress report on that today as well.

Let us start with this years' performance. This year has been a pivotal year for the Bank and we recorded our best earnings ever with a full year increase in pre abnormal profit of just on 13 per cent. Earnings per share (before goodwill and abnormal items) grew by nine per cent to 84.3 cents. The Chair also discussed the pleasing increase in the full year dividend bringing it to 55 cents.

This move sends a clear signal that the Group is now well positioned for sustained improvements in financial performance. Looking at this result in more detail we see that we continued our strong growth trend in non-interest income. That has increased 16 per cent over the year. We are seeing that improvement across all categories such as managed funds, deposit products and electronic transactions.

New fee income from managed funds in particular is making a strong contribution with the highest growth rate. That is a direct result of the excellent growth we are achieving in the volume of funds under management. Total funds under management grew by over 20 per cent during the year. Sealcorp is still the main driver in this area. It is a tremendous business. I am pleased to say it continues to deliver over 30 per cent compound growth per year in funds under administration.

Over this next year we will also start seeing new business flowing in from our growing investment adviser sales force. This is a completely new sales initiative that we started about this time last year. We already have 90 people in the team and we have a target of at least 150 by this time next year.

Another important element underlying our financial performance is our outstanding loan quality. That is demonstrated by our very low level of net impaired assets which now represents just 0.07 per cent of total receivables. This clearly demonstrates how effectively we are managing credit quality over the long term. In fact in October the ratings agency, Fitch, announced St.George as the only Australian bank at that time with a positive outlook. They specifically cited our exceptional credit profile and asset quality.

Our credit quality is better than our competitors with their levels of net impaired assets being more than three times our level. This gives us a clear competitive advantage, particularly if the economy should take a turn for the worse. As well as loan quality, our loan volumes, particularly in mortgages, are important to us.

Recently you may have seen some concern expressed over our residential market share in the media. I am satisfied though that the level and mix of business during this last year has allowed us to grow our profits and to position ourselves well for the future.

Firstly, we are managing our mortgage business for profitability and that includes high credit standards. We are not going to compromise this for easy market share gains. Secondly, you may remember, at our last meeting I spoke to you about how we were actively promoting our Portfolio loan to the market. Portfolio is a home equity line and as the customer pays down their primary residence balance, they can use their growing equity to fund other investments such as property or shares.

Home equity loans are more profitable in the short term but more importantly, we believe they will be far more profitable in the long run. That is because these loans tend to have a longer useful life than traditional home loans. That allows us to build a longer term relationship with our customers and give them access to our full range of financial services. It is important to remember the average life of a traditional mortgage loan with a bank in Australia is just over four years, whereas the Portfolio loan can be a lifetime loan.

Just on two years ago now we decided to re-balance our lending mix more towards this type of loan while still marketing to our traditional home lending sector. This strategy is having an impact on our business mix.

If we look at our approvals levels we see our percentage of approvals market share has been clearly increasing over this last half year. What is interesting is the composition of the approvals.

If we look at the relative proportion in dollar terms of our standard mortgage and home equity products for September 2000 as compared to September 1998, we see a clear shift in our lending mix over the last two years since we have been following our strategy. In fact the relative proportion of home equity loans to total receivables has more than doubled over the two years.

While we still have a way to go to reach our desired receivables mix I am pleased with the significant change that has already occurred.

Just last week the media also recognised our success in this area saying that we have been one of the better performing banks in non-housing loans. These changes will have an increasingly positive effect on earnings going forward.

We are beginning to focus more and more on higher margin lending products across our entire loan portfolio. Last month we introduced a new credit card product with interest rates at least five per cent below the competition. That has been very well received.

We are also now allocating more resources to marketing. On 1 October we launched a major outdoor and print based Portfolio campaign targeting non-St.George customers. That finished last week and it is having an impact. We have seen steady week by week growth in approvals through October and November.

This campaign is just the first in a very active program of product and image promotion that we have got mapped out for the next 12 months. You will be seeing a lot more of us in the media generally. We will continue to drive the lending mix strategy hard in the coming year.

Another key measure of our overall performance is the return on equity. Although it still has a way to go it has shown considerable improvement. This was 13.86 per cent before goodwill and abnormals for the full year. That compares to just over 12 per cent for the 1999 year. With a stronger outlook for earnings performance and the expected benefits of the redesign beginning to flow through, we expect that we will comfortably exceed our previously announced return on equity target of 15 per cent in the half year ended March 2002. For this year, we have seen the first steps towards that.

The improving underlying profit position in the second half was the main contributor to this increase. Underlying profit for the full year has increased by 5.4 per cent. We have seen a marked improvement, specifically in the second half. This increase ahead of any redesign related benefits is an encouraging pointer to future improvements in profitability.

Our planned capital management initiatives will also play a key role in generating further improvement in investor returns. By 31 March next year we will complete an ordinary share buy back of $370 million, we will convert $360 million of converting preference shares to ordinary equity and issue $300 million in new preference shares.

The expense to income ratio is down just slightly over the full year. Although the half on half results show the first signs of a real shift here. It was just under 60 per cent for the March half and was down to 56.6 per cent for the September half. This is still way too high and we will continue to improve.

The last point I want to cover on our financials is a number of abnormal items. The $83 million gain from Bourse Data resulted from the sale of a number of businesses in exchange for convertible preference shares in the company. The second entry is the $75 million charge for the Best Bank redesign. That covers restructure costs including severance payments, consulting fees and other implementation costs. The net gain of $2 million on the Advance Property fund includes the gain on the sale of units to Stockland, after capital gains tax and a write-off of goodwill due to the forfeit of management rights. The $7 million charge for the closing of our R&D syndicates resulted from an agreement with AusIndustry not to claim any further tax deductions from 15 September 2000.

While some of these individual numbers are large the net effect of these abnormal items is very small. In fact it is a $3 million after-tax gain in our full year accounts.

What is pleasing to see is that after the impact of those various abnormal items what remains is a strong and improving underlying performance. This is being reflected in our share price. Since last December the share price has demonstrated almost a 35 per cent increase.

Clearly the disciplined strategy we are following makes commercial sense. I am determined to continue our efforts to improve our customers' experience and to make things better and simpler and that includes making things better and simpler for you, our shareholders. We are committed to helping you get a complete picture of our financial status and to feel confident that you fully understand our balance sheets.

You may have noticed a new section titled, The Right Equation in the Concise Annual Report this year. In this new section on pages 23-27 we have spelt out in user-friendly terms the core components of what makes up our reporting for the year. It shows the ratios and how they are calculated and defines all the terms for you. I encourage you to read through that section. It is a practical guide to interpreting financial results, not just St. George's results but the results of any organisation.

We are determined to continue our efforts to build on our performance. When I spoke with you last December I announced our overall Bank strategy designed around our core values: customer focus, excellence, integrity, teamwork and valuing each other.

I also spoke to you last year, about how we had developed five strategic priorities and we have been driving each one of those hard this past 12 months. I am extremely pleased with the progress we are making across all five priority areas. One measure that sums up this progress in a busy year and one that really resonates with me is the response of our customers to all our efforts.

Roy Morgan Research tracks overall customer satisfaction for all the banks. Although it is disappointing to see the overall trend is down for all of us, I am particularly proud to report that we have re-established our historical position, being once again well ahead of the majors nationally.

Since the end of our integration we have been trending in the right direction even as we are undertaking significant organisational change. The majors seem to be getting closer together while we are clearly pulling away.

That difference in the experience is something we are determined to build on to ensure we remain a clear service alternative to the majors. Customer focus is core to all our five initiatives including our corporate redesign or Best Bank.

Best Bank has allowed us to identify the barriers to providing extraordinary customer service whether they are internal or external and now we are fixing them. Best Bank is accelerating our strategy and enabling us to fast track performance improvements.

The full year impact for 2002 of this redesign is expected to be $120 million pre-tax or about 18 cents per share. Almost three quarters of that is coming from expense savings and the remainder comes from solid revenue improvements. This is not just a short term cost cutting exercise. There will be significant short term benefits but it is much more than that. It is about driving consistent growth in earnings and developing the Bank for the future.

When we met last December we had just begun the one year planning phase of Best Bank. That has finished now and it has run absolutely according to plan. It was a rigorous and incredibly inclusive process. Every single division of the Bank took part. We received just on 3,000 improvement ideas. I personally worked with the teams to ensure the direction was in tune with our overall strategy.

I was particularly pleased with how our staff made the most of the opportunity. The Implementation Plan was then announced and commenced in August this year. The immediate market response was overwhelmingly positive. Many analysts reported positive expectations for the Bank's performance over the next 12 months.

Of the 3000 ideas, we approved 1000 actions, some tiny, some large. We are making these changes around six action areas.

In line with our values and our overall strategy we are building on our customer focus by making the customer the centre of everything we do. Through this action area, we are developing a more responsive and a more consistent service across the Group.

Once these changes take place all our customers will be able to use any delivery channel - branch, phone or Internet - to access the full range of products, from basic credit card and transaction accounts through to investment products.

In a few months time, our Call Centre Consultants and Investment Advisers will have access to the clients' entire business relationship with St.George on one screen.

We are also ensuring our branches reflect the entire group not just retail or personal banking. Once implementation is complete we will have three different branch layouts designed according to customer needs and usage patterns.

Our trading hours will be retained and most customers will be able to do their banking where they always have. Most rural branches will remain full service. There will not be a significant reduction in our branch footprint as that is not consistent with our strategy of providing superior customer service.

We are differentiating our branches to enable us to better serve customers in their preferred locations and build a wider service offering in key locations. The first layout, expanded Financial Service Centres, will offer a broader range of St.George banking, lending and investment products and specialist advice. We have already completed our first full service centre conversion, the BankSA Head Office in Adelaide. That has been very well received.

Retail Banking Centres, which are similar to our current branches, will offer traditional banking products and referrals to specialist advisers.

The third type of layout, Automated Banking Centres, are electronic transaction based branches with support staff guiding customers as they access our telephone, ATM and Internet banking services. These centres are planned for where customers historically use ATMs more than the branch itself or where there is a full service alternative close by. We have seven of these open and fully functional. They look fantastic. Our staff as well as our customers have been very positive about the change. So far, the usage level is well above expectation.

The point is these changes to our branch layouts are well thought out and considered. We have examined the way branches are accessed and we have made these decisions based on that.

One of the most dramatic changes coming out of Best Bank is that we are automating and simplifying and even eliminating in some cases, a huge number of inefficient processes. This will allow significant cost savings. For instance, a tiny idea that upgrades the branch teller function will save one minute for every multiple transaction completed. That equates to a saving of over 2,000 hours per month, across the network.

We always knew - and I spoke to my staff about this very early on - that as we improved our efficiency there would be an impact on job numbers. Right from when we started we have been determined to keep the impact on staff to a minimum. Over the last 12 months we have been paying particular attention to our staffing levels through a managed hiring process. However, no matter how hard you work at these things there are always painful decisions to be made. As we continue to implement the Redesign, technically there will be a reduction of 1,450 full-time positions across the Group, or about 18 per cent of our workforce.

However, because of the managed hiring and anticipated attrition it is expected that the actual redundancies resulting from the Redesign will be kept to 900. As at 30 November we had had 168 redundancies.

Staff numbers will also continue to be influenced by other factors such as the growing investment adviser sales force and the recent acquisition of Scottish Pacific with a staffing of 120.

To facilitate the delivery of the Redesign benefits we are investing $56 million in information technology over this year. That does not mean we will be undertaking a major overhaul. There will be a range of smaller projects rolling out over the 12 months.

We are spending over $8 million to upgrade our Internet and Call Centre systems. Customers will then be able to electronically access the full range of products including money market products. We are installing hundreds of new personal computers in the branch network and rolling out St.George Intranet and email to all staff.

We are also adopting a Group-wide approach to sales and relationship management. This important change will help us deepen our existing customer relationships and increase our customer base. All sales and service related staff will receive more in depth product and sales training and a greater range of products is being automatically offered to new customers. For example, a new home loan customer now receives a transaction account, credit card and insurance as part of their package.

While we continue to keep customer satisfaction as a number one priority, we are absolutely determined to deliver sound financial results for our investors. Everything I have mentioned so far such as adopting a more focussed sales approach and increasing product and sales training, will make a significant contribution to revenues, in the medium to longer term. However, we also need to charge appropriately for the products and services we are already providing.

Leading up to August we completed a rigorous review of our product packaging and pricing and a breakdown of the fee income that we are receiving. What we discovered was that our fee structure needed reorganising.

There were many improvements, some major and some quite small, that could be made to our pricing structure and how we articulate product benefits to customers. By combining products and services differently we can price them more appropriately. Through more sophisticated product training, staff will now be able to carefully match product benefits with customer needs. Customers will receive more relevant advice; they will know the value of the product and be able to select what they want.

The important point here though, is that this is not driven by fee increases. It is about charging appropriately and providing the services that customers tell us they want. Through Redesign we will ensure that all staff have the tools, the skills and the resources to effectively meet customer needs.

We will also continue to reward and recognise our staff contribution. We are boosting training, developing management skills and ensuring they are well resourced. Our staff are key stakeholders in ensuring St.George's success.

This is a practical and incredibly doable plan. In fact as at the end of November we had already implemented 236 of the over 1000 ideas in the full plan. Of course many of the changes will happen in the second half because they are dependent on technology. The ideas we have already implemented will alone generate annualised savings of over $20 million.

The real benefit will be that by September 2001 we will be operating much closer to our full strength. The key point is that it is happening now. I have no doubt that even without this effort, in five years we would have become a great Bank, however, we did not have five years. When we first converted to a Bank, the shareholders at that time gave St.George, through protective articles, ten years to prove itself as a fully fledged competitor in the market. We have only got two years left to be performing to our full potential.

Best Bank is an important part of making that happen. Best Bank will ensure we expand our customer base, while offering our current customers the most progressive, leading edge, customer focussed service available.

We are on schedule with our corporate redesign. However, it is important to remember that it is just one initiative in our overall strategy. A strategy that will help ensure we remain a key player in the Australian financial services industry. As we do that I am absolutely committed to maintaining the historical values of the Bank.

One reason that I joined St.George was because of its culture of customer focus and its strong connection to the community. I am determined to strengthen that as we prepare for the future.

Our ongoing work through the St.George Foundation is just one example of this. The Foundation, our charitable trust for young Australians, has just had its tenth anniversary. Over the past decade it has contributed over $4.1 million to charitable organisations across the country to help children achieve their best. This community contribution is part of our identity. I assure you we will stay true to that.

The main message here is that the core strength and major point of difference at St.George, has always been our high service standards and close customer relationships. That will remain at the core of our culture. It will be combined though, with financial discipline and a focus on developing innovative customer solutions and businesses with a better financial dynamic than traditional banking alone.

St.George Bank is at an exciting stage. We have returned the best earnings ever for the Group, we have better credit quality than all our competitors, our expenses and non-interest income are going to be further improved by the corporate redesign and we are seeing profitable growth in the balance sheet and managed funds across a range of activities. We have also declared an improved and fully franked final dividend.

We have clear market recognition that we have turned the corner and our customers are telling us they want to do more business with us. We are working on making that a reality.

I believe that our earnings will have increased momentum and we remain a real investment and service alternative to the majors. With where we have come from, and our vision for the future, we can create something truly extraordinary here. I feel privileged to be working with you as we build a prosperous future for St.George.

st.george

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ACN:	055 513 070
Announcement Number:	343
Pages (Includes this page):	2
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	St.George Bank Annual General Meeting - Re
Date Sent:	15 December, 2000
Bar Code:	

02 MAY 21 AM 10: 32

St.George Bank Limited 2000 Annual General Meeting
Friday 15 December 2000

St.George Bank Limited advises that at its Annual General Meeting held on 15 December 2000 the following resolutions were passed on a show of hands at the meeting:

1. To receive and adopt the financial statements and reports for the year ended 30 September 2000.

2. (a) To re-elect Mr L F Bleasel as a director.
   (b) To re-elect Mr P D R Isherwood as a director.
   (c) To re-elect Mr J M Thame as a director.

3. To approve the continuing participation by the Managing Director in the St.George Bank Employee Share Purchase Plan.

4. To approve the issue to the Managing Director of options under the St.George Bank Executive Option plan.

asxcap343.doc

DETAILS OF PROXY VOTES FOR ALL RESOLUTIONS

Resolution No	Votes "For"	Votes "Against"	"Open" Votes*	"Abstain" Votes
1	149,599,980	363,292	18,448,349	621,777
2a	146,370,532	2,778,702	17,797,579	2,085,813
2b	146,037,544	2,994,521	17,914,968	2,085,593
2c	148,152,695	927,217	17,942,792	2,009,862
3	138,152,496	9,662,670	17,672,697	1,514,158
4	132,000,669	17,658,435	17,228,431	2,123,310

Brooke Rattley
per
Michael Bowan
General Counsel and Secretary

asxcap343.doc

BAR CODE: SG8344

news release

12 January 2001
RE020101

St.George Announces Share Buy-Back

St.George Bank Limited ("St.George") today announced a $375 million buy-back of 5% or 22.8 million of its ordinary shares at a buy-back price of $16.50 per ordinary share.

In its annual report and results announcement, St.George outlined its intention to implement a number of capital management initiatives designed to enhance returns to shareholders, namely: undertake an off-market buy-back of ordinary shares to the value of approximately $370 million, convert the existing $360 million in converting preference shares to ordinary shares, and issue new preference shares to the value of approximately $300 million, to be completed by 31 March 2001.

The buy-back announced today represents the first step in the execution of these capital management initiatives.

The buy-back is to be implemented through a 1 for 20 issue of Sell Back Rights. Each Sell Back Right will entitle the holder to sell one ordinary share to St.George for $16.50.

Credit Suisse First Boston Australia Equities Limited ("CSFB") has been appointed sole financial adviser and broker to the buy-back.

The Record Date for determining shareholder entitlements to the Sell Back Rights will be 5.00pm on Tuesday, 23 January 2001.

To allow shareholders to trade the Sell Back Rights, Sell Back Rights will be listed on the Australian Stock Exchange, with the trading period expected to commence on Monday, 19 February 2001 and end on Tuesday, 13 March 2001.

The issue of Sell Back Rights is designed to give all shareholders an equal opportunity to participate in the benefits of the buy-back. Shareholders not wishing to sell St.George shares can either sell their Sell Back Rights on ASX or have their Sell Back Rights sold to CSFB and receive the net proceeds (if any) of their sale on ASX or exercise under the Sale Mechanism.

The Sell Back Rights booklet, containing the terms and conditions of the issue of Sell Back Rights, is expected to be sent to shareholders on or around Monday, 29 January 2001 and the final date for exercise of the Sell Back Rights is expected to be 5.00pm on Tuesday, 20 March 2001. Proceeds of the buy-back will be despatched to shareholders on or around Monday, 2 April 2001.

Media Inquiries: Adam Cooke, St.George (02) 9952 1249 or 0411 259 432 or Philip Lewis, CSFB (02) 8205 4528 or Shane Doyle, CSFB (02) 8205 4512.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

St.George Bank Limited

ACN, ARBN or ARSN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	22,786,937 (estimated)

+ See chapter 19 for defined terms.

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	1 for 20 issue of Sell-Back Rights to buy back St George shares for $16.50 per share at no cost to the shareholder. The Record Date for determining entitlements will be 23 January 2001. The Sell Back Rights booklet containing the terms and conditions of the Sell back Rights will be sent to shareholders on or around 29 January 2001. Trading will commence on 19 February 2001 and end on 13 March 2001. The offer for Sell-Back Rights expires on 20 March 2001. The Final Lapse Date for the brokers in relation to rights taken up but not exercised by shareholders 26 March 2001. Proceeds of the buy back will be despatched to shareholders on or around 2 April 2001. The issue is conditional on ASX agreeing to list the Sell-Back Rights for quotation.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	No. The securities on offer are put options on existing St George shares. They do not pay dividends or interest.
5	*Issue price or consideration*	*No issue price*

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The purpose of the issue is to buy back ordinary shares as part of St.George's capital management plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	20 February 2001

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
22,786,937*	Options
455,738,731*	Ordinary Shares
24,007,327	Non-redeemable, Non-cumulative Preference Shares
174,965	Advance 8.5% Unsecured Capital Notes
217,134	Advance 8.25% Unsecured Capital Notes
* Estimated	

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
13,440	Borrowers' shares unpaid
363,601	Depositors' shares unpaid

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Dividends are not paid on the options

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	No
12	Is the issue renounceable or non-renounceable?	renounceable
13	Ratio in which the +securities will be offered	1 to 20
14	+Class of +securities to which the offer relates	options
15	+Record date to determine entitlements	23 January 2001
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Yes
17	Policy for deciding entitlements in relation to fractions	Shareholders are entitled to one Sell-Back right for every 20 shares held, rounded down to the next whole number.
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Shareholders whose address on the register is situated in any country outside of Australia or New Zealand will not be sent new issue documents. Those Shareholders will be sent a cheque for the amount equal to the Sale Mechanism Price (if any) multiplied by the number of Sell-Back Rights they could have taken up.
19	Closing date for receipt of acceptances or renunciations	16 February 2001
20	Names of any underwriters	not underwritten
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	Credit Suisse First Boston Australia Equities Limited

+ See chapter 19 for defined terms.

23	Fee or commission payable to the broker to the issue	Credit Suisse First Boston Australia Equities Limited will not charge the Sale Mechanism Participants any brokerage in selling or exercising the Sell-Back Rights under the Sale Mechanism.

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Nil
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	29 January 2001
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	20 February 2001
28	Date rights trading will begin (if applicable)	19 February 2001 (deferred settlement) 27 February 2001 (T+3)
29	Date rights trading will end (if applicable)	13 March 2001
30	How do +security holders sell their entitlements *in full* through a broker?	Security Holders must seek advice from their broker
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Security Holders must seek advice from their broker
[32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Through exercise of their rights or by allowing their rights to lapse.
33	+Despatch date	20 February 2001

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

All entities

Fees

43 Payment method (tick one)

Cheque attached

Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

+ See chapter 19 for defined terms.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: ....
(Director/Company secretary)

Print name: ....

== == == == ==

+ See chapter 19 for defined terms.

Buy-Back

A St.George capital management initiative

1 for 20 Issue of Sell Back Rights to Buy-Back St.George Shares for $16.50 per Share

This is an important document.
If you are in any doubt as to the action you should take, you should consult your legal, financial or other professional adviser immediately.

02 MAY 21 AM 10: [illegible]

CREDIT SUISSE FIRST BOSTON
Financial Adviser and Broker to the Buy-Back

st.george
St.George Bank Limited ABN 92 055 513 070

Contents

Key Dates

EVENT	DATE
Determination of how many Sell Back Rights you have (Record Date)	5.00pm on Tuesday, 23 January 2001
Buy-Back booklet sent to you	Monday, 29 January 2001
Final date for you to lodge your Direction Form (Election Date)	**5.00pm on Friday, 16 February 2001**
Trading of Sell Back Rights starts on a deferred settlement basis (Quotation Date)	Monday, 19 February 2001
Despatch of Sell Back Rights holding statements/advice and exercise form	Tuesday, 20 February 2001
Trading of Sell Back Rights on a T+3 basis starts on ASX	Tuesday, 27 February 2001
Last day to have your broker buy or sell Sell Back Rights (end of Trading Period)	Tuesday, 13 March 2001
Final date for exercise of Sell Back Rights (Cut-off Date)	**5.00pm on Tuesday, 20 March 2001**
Completion of the Buy-Back and St.George announces the number of Shares it has bought back	5.00pm on Wednesday, 28 March 2001
Proceeds to be despatched to participants in the Buy-Back	Monday, 2 April 2001

Note: These times and dates are indicative only and may be changed by St.George.

Note:

→→ A number of defined words and expressions are used in this booklet, which are capitalised and defined in Section 7.

→→ By inviting Shareholders to exercise or sell their Sell Back Rights, neither St.George Bank Limited (St.George) nor Credit Suisse First Boston Australia Equities Limited (CSFB) is making any recommendation or providing any advice on the value of the Shares or the Sell Back Rights, nor as to whether, or how, Shareholders should sell their Shares or, exercise or sell Sell Back Rights. Shareholders should seek their own professional advice before determining whether to sell their Shares, or exercise or sell their Sell Back Rights.

→→ A reference to time in this booklet is a reference to Sydney time.

→→ A reference to $, A$ or cents in this booklet is a reference to Australian currency.

→→ This booklet is dated 12 January 2001.

st.george

St.George Bank Limited
ABN 92 055 513 070
Head Office
4 – 16 Montgomery Street
Kogarah NSW 2217

Locked Bag 1
Kogarah NSW 2217
Tel: +61 (2) 9952 1111
Fax: +61 (2) 9952 1000
St.George InfoLine: 1800 804 457

12 January 2001

Dear Shareholder,

In St.George's full year report and results announcement, the Directors outlined their intention to implement a number of capital management initiatives designed to enhance returns to Shareholders, namely:

- complete an off-market buy back of Shares;
- convert the Converting Preference Shares to Shares; and
- issue new preference shares.

The buy back of Shares to the approximate value of $375 million outlined in this booklet represents the first step in the implementation of these capital management initiatives.

The Directors are pleased to issue the right to sell to St.George one Share at a price of $16.50 per Share for every 20 Shares held (the 'Sell Back Rights') for the benefit of each Shareholder on the register at 5.00pm on Tuesday, 23 January 2001. The structure of the issue gives all St.George's Shareholders the opportunity to benefit from the Sell Back Rights.

The Directors are pleased to provide Shareholders flexibility in how they choose to participate in the benefits of the issue. There are a number of alternatives available to Shareholders which are more fully explained in this booklet.

Shareholders who do not wish to sell their Shares may choose to do nothing and still benefit from the Sell Back Rights. Shareholders who choose to do nothing will receive proceeds (if any) equal to the Sale Mechanism Price from the sale or exercise of Sell Back Rights. Shareholders with registered addresses outside Australia and New Zealand or employees who hold Shares under any St.George share plan will not receive Sell Back Rights, but will receive the same benefit as Shareholders who choose to do nothing.

Full details of the issue are contained in this booklet and I urge you to read it carefully.

Your Directors believe that the buy back of Shares through the issue of Sell Back Rights is in the best interests of St.George and its Shareholders.

If you are in any doubt as to how you should deal with this booklet or the Direction Form, you should consult your legal, financial or other professional adviser immediately. If you have any queries in relation to the Sell Back Rights, please call the St.George InfoLine 1800 804 457.

Yours faithfully,

Frank J Conroy
Chair



Choices for Shareholders

1

BUY-BACK

Choices

1. Choices for Shareholders

You have three choices:

1 You can do nothing.

If you do not wish to sell any of your Shares, you can choose to do nothing. You will receive proceeds (if any) equal to the Sale Mechanism Price, from the sale of your Sell Back Rights you do not direct to be transferred to you.

2 You can deal with your entitlement to Sell Back Rights.

If you want your Sell Back Rights transferred to you, you need to complete the **GREEN** section of the Direction Form and return the form in the reply paid envelope.

St.George will post you either a holding statement or a CHESS Holding advice indicating the Sell Back Rights that you hold. You should receive this in the week beginning Monday, 19 February 2001.

You can choose to:

- →→ exercise your Sell Back Rights and sell some of your Shares to St.George. You will be sent instructions on how to exercise your Sell Back Rights, most likely in the week beginning Monday, 12 March 2001, with either your holding statement or your CHESS Holding advice;
- →→ sell some or all of your Sell Back Rights on ASX during the Trading Period, expected to begin on Monday, 19 February 2001 and end on Tuesday, 13 March 2001; or
- →→ not sell your Sell Back Rights. You will receive a proportion of the Net Proceeds of Sale.

3 If you are an Issuer Sponsored Shareholder, you can elect to exercise your Sell Back Rights to sell one Share for every Sell Back Right you hold to St.George for $16.50 per Share.

To exercise your Sell Back Rights, complete the **RED** section of the Direction Form and return the form in the reply paid envelope.

St.George will post you a statement of Sell Back Rights that you have been issued and have elected to exercise. You should receive this in the week beginning Monday, 19 February 2001. Your Sell Back Rights will be automatically exercised on or about Tuesday, 20 March 2001 and you will receive proceeds from St.George of $16.50 per Share you sell to St.George.

Issuer Sponsored Shareholders who decide to exercise their Sell Back Rights will not be able to sell those Sell Back Rights on ASX.

All Direction Forms must be returned by 5.00pm on Friday, 16 February 2001.
All proceeds will be despatched on or about Monday, 2 April 2001.

If you are uncertain of what to do, or if you have any questions, please call the St.George InfoLine 1800 804 457 between 9.00am and 5.00pm on any business day.

Key Questions and Answers

Answers

2

BUY-BACK

2. Key Questions and Answers

What are Sell Back Rights?

Sell Back Rights are options granted by St.George that give you the right to sell Shares back to St.George for the Buy-Back Price and require St.George to buy those Shares at that price.

One Sell Back Right lets you sell one Share back to St.George at the Buy-Back Price.

The latest time you can exercise your Sell Back Right is 5.00pm on the Cut-off Date which is expected to be Tuesday, 20 March 2001.

Do I have to sell my Shares to St.George?

No. You do not have to sell any of your Shares to St.George if you do not want to.

What if I do nothing?

If you do nothing, your Sell Back Rights will be sold to CSFB for participation in the Sale Mechanism. You will receive proceeds (if any) equal to the Sale Mechanism Price, multiplied by the number of Sell Back Rights to which you are entitled. For more information on the Sale Mechanism and the Sale Mechanism Price, see Section 3.5.

What is the Buy-Back Price?

The Buy-Back Price is $16.50 per Share.

How many Sell Back Rights can I have?

By completing and sending your Direction Form, you can have one Sell Back Right for every 20 Shares that the Share Register records you as having at 5.00pm on Tuesday, 23 January 2001. This date is called the Record Date. Your Direction Form, which has been sent to you with this booklet, tells you the maximum number of Sell Back Rights you can have.

What could I do with a Sell Back Right I have?

- **Exercise it.** If you exercise a Sell Back Right, this means that you will be selling one of your Shares back to St.George at the Buy-Back Price.
- **Have your broker sell it.** Sell Back Rights are expected to be quoted on ASX for the Trading Period which is expected to begin on Monday, 19 February 2001 and end on Tuesday, 13 March 2001. You can tell your broker to sell your Sell Back Rights on ASX during the Trading Period.
- **Not exercise it.** If you do not exercise a Sell Back Right, CSFB will use its reasonable endeavours to buy enough Shares on ASX for less than the Buy-Back Price (plus any costs and stamp duty related to such purchase) to exercise it. The holders of Unexercised Sell Back Rights will be paid a proportion of the Net Proceeds of Sale.

Can I sell additional Shares to St.George?

Each Sell Back Right only requires St.George to acquire one Share. However, you can sell a larger number of Shares to St.George than the number of Sell Back Rights you have by buying additional Sell Back Rights on ASX during the Trading Period and exercising them before the Cut-off Date.

What are the tax implications for participation in the issue?

The income tax consequences of the issue of Sell Back Rights can vary depending on the nature and character of each particular Shareholder and their specific circumstances. For a summary of the Australian tax consequences, see Section 6.1. Each Shareholder should consult their own tax adviser as to the implications of participating in the issue.

Do I have to pay brokerage?

- If you do nothing and receive proceeds under the Sale Mechanism, no.
- If you exercise your Sell Back Rights, no. However, you should note that if your Shares are held in a CHESS Holding, your broker may charge you a fee for exercising your Sell Back Rights. You should ask your broker about this.
- If you have your broker sell your Sell Back Rights, yes – you will have to pay brokerage and also stamp duty.

If I exercise a Sell Back Right, can I still revoke my exercise?

Only if you do so by 5.00pm on the Cut-off Date which is expected to be Tuesday, 20 March 2001. See Section 3.7 for more information on how to do this.

If you are uncertain of what to do, or if you have any questions, please call the St.George InfoLine 1800 804 457 between 9.00am and 5.00pm on any business day.

Terms and Conditions

3

Terms

BUY-BACK

3. Terms and Conditions

3.1 Entitlement to Sell Back Rights

St.George will issue one Sell Back Right for every 20 Shares held at 5.00pm on Tuesday, 23 January 2001, rounded down to the nearest whole number. The issue of Sell Back Rights is conditional on ASX agreeing to official quotation of the Sell Back Rights.

Each Sell Back Right will entitle the holder to sell one Share to St.George at the Buy-Back Price and require St.George to purchase that Share at that price on the Buy-Back Date, which is expected to be 5.00pm on Wednesday, 28 March 2001.

All Sell Back Rights will be issued under the Sell Back Right Deed Poll, which is described in Section 6.2.1, to St.George Custodial Pty Ltd (Trustee). The Trustee will hold the Sell Back Rights on trust for Shareholders (see further in Sections 6.2.3 and 6.2.4).

Your Direction Form will tell you how many Sell Back Rights you are entitled to.

3.2 The Buy-Back Price

The Buy-Back Price is $16.50 per Share.

3.3 Sale of Sell Back Rights by your broker

St.George expects ASX to agree to official quotation of the Sell Back Rights and trading is expected to begin on Monday, 19 February 2001 and end on Tuesday, 13 March 2001.

To find out how to sell your Sell Back Rights, ask your broker.

3.4 Excluded Shareholders

Excluded Shareholders cannot give a direction to receive Sell Back Rights. Excluded Shareholders are Foreign Shareholders or ESAS Shareholders (see Section 7 for details).

Foreign Shareholders can only exercise Sell Back Rights they have acquired on ASX. ESAS Shareholders cannot sell back Shares to St.George, pursuant to an exercise of Sell Back Rights, held as described in the definition of an ESAS Shareholder (see Section 7).

This grant of Sell Back Rights does not constitute an issue in any place in which, or to any person to whom, it would not be lawful to make such an issue.

The grant of Sell Back Rights has not been, and will not be, registered under the laws of any foreign country or jurisdiction (that is, outside the Commonwealth of Australia and New Zealand). Sell Back Rights do not qualify for distribution or sale to Foreign Shareholders.

3.5 The Sale Mechanism and the Sale Mechanism Price

Sell Back Rights to which Excluded Shareholders would otherwise have been entitled will be issued to the Trustee and then sold to CSFB which will sell them on ASX or exercise them as described in this Section 3.5.

Sell Back Rights which have not been transferred to Shareholders because:

(a) a Shareholder's Direction Form has not been received by 5.00pm on the Election Date; or

(b) a Shareholder has chosen to have only some of their entitlement to Sell Back Rights transferred to them,

(together Non-Accepting Shareholders), will also be sold to CSFB which will sell them on ASX or exercise them as described in this Section 3.5.

Non-Accepting Shareholders and Excluded Shareholders are all Sale Mechanism Participants.

Following the exercise or sale of their Sell Back Rights by CSFB, Sale Mechanism Participants will receive the Sale Mechanism Price.

CSFB may or may not sell the Sell Back Rights transferred to it for participation in the Sale Mechanism. If CSFB does not sell all of the CSFB Sell Back Rights, it will endeavour to buy Shares so it can exercise the remaining CSFB Sell Back Rights. In deciding whether or not to do so, CSFB must endeavour to maximise the Sale Mechanism Price.

Proceeds (if any) of the sale of CSFB Sell Back Rights through the Sale Mechanism are expected to be despatched to Sale Mechanism Participants on or about Monday, 2 April 2001.

CSFB will not charge the Sale Mechanism Participants any brokerage in selling or exercising the CSFB Sell Back Rights under the Sale Mechanism. The obligations of CSFB under the Sale Mechanism are set out in the CSFB Deed Poll, which is described in Section 6.2.2.

3.6 Unexercised Sell Back Rights

Unexercised Sell Back Rights are those Sell Back Rights (other than those held by CSFB under the Sale Mechanism) which, as at 5.00pm on the Cut-off Date:

(a) have not been exercised; or

(b) if exercised, such exercise:

(i) has been revoked (see Section 3.7); or

(ii) is taken to be void under the Terms.

Unexercised Sell Back Rights will be sold to CSFB. Holders of Unexercised Sell Back Rights are taken to have appointed each officer of St.George as that person's attorney to execute any documents necessary to effect this sale to CSFB on their behalf.

CSFB will use its reasonable endeavours to buy enough Shares on ASX for less than the Buy-Back Price (plus any costs and stamp duty related to such purchase) to exercise Unexercised Sell Back Rights by the fourth business day after the Cut-off Date. CSFB will pay the holders of Unexercised Sell Back Rights a proportion of the Net Proceeds of Sale.

3.7 Revocation of an exercise of a Sell Back Right

You can revoke an exercise of a Sell Back Right before 5.00pm on the Cut-off Date, which is expected to be Tuesday, 20 March 2001.

If your Shares are broker sponsored on CHESS, you must revoke your exercise in accordance with the SCH Business Rules so that the revocation has been completed by this time. You will need to ask your broker how to do this.

If you are an Issuer Sponsored Shareholder, you must revoke your exercise by notice in writing delivered to:

St.George Share Registry		
Level 3	or	GPO Box 7043
60 Carrington Street		Sydney NSW 2001
Sydney NSW 2000		
Facsimile: (02) 8235 8204		

so that it is received before 5.00pm on the Cut-off Date, which is expected to be Tuesday, 20 March 2001.

3.8 Revocation of Buy-Back by St.George

St.George may revoke its obligations under the Sell Back Right Deed Poll, including its obligations to grant Sell Back Rights, at any time prior to the Quotation Date, which is expected to be Monday, 19 February 2001 and will communicate such revocation by publishing a notice in The Australian, The Australian Financial Review or any other newspaper circulated generally in Australia.

Impact of the Capital Management Initiatives on St.George

BUY-BACK

Impact

4. Impact of the Capital Management Initiatives on St.George

4.1 Proforma Financial Information

The buy back of Shares to the approximate value of $375 million represents the first step in St.George's capital management initiatives. Other steps to follow are the conversion of the $360 million of existing Converting Preference Shares (or CPS) and the issue of $300 million of new preference shares.

St.George intends to finance the Buy-Back from existing cash resources and expects these resources to be substantially replaced by the issue of new preference shares. The following tables demonstrate the favourable impact that the capital management initiatives are expected to have on St.George's performance measures based on the documented assumptions listed in Section 4.1.1 and the 30 September 2000 annual results. Basic earnings per Share (before goodwill and abnormal items) is expected to increase from 84.3 cents per Share to 85.7 cents per Share. The annual return on average ordinary equity (before goodwill, abnormal items, outside equity interests (OEI) and after CPS and Depositary Capital Securities (DCS) dividends) is expected to increase from 13.86% to 14.29%. The annual return on average ordinary equity (before abnormal items and after goodwill, OEI, and CPS and DCS dividends) is expected to increase from 10.21% to 10.63%.

St.George's reported after tax annual profit after CPS and DCS dividends and attributable to Shareholders would increase by $11 million as a result of the reduced cost of the new preference shares. Total transaction costs estimated to be approximately $8 million associated with the capital management initiatives are applied against capital in accordance with accepted accounting requirements.

The net impact of the Buy-Back and conversion of the existing CPS will result in a slight increase in the number of Shares by 1.1% from 455.4 million to approximately 460.4 million (assuming all Sell Back Rights are exercised). The capital management initiatives are expected to have minimal impact on St.George's capital adequacy ratios with the Tier 1 ratio falling from 7.7% to 7.5% and the total capital adequacy ratio falling from 11.5% to 11.3%.

The following tables represent St.George's proforma capital structure, balance sheet, profit and loss statement, key performance ratios and capital adequacy ratios for the year ended 30 September 2000, adjusted for the impact of the capital management initiatives. For the purpose of demonstrating the impact of the Buy-Back on the 30 September 2000 financial year information, these transactions are assumed to have been completed on 1 October 1999. The assumptions apply as at that date except the Share price assumptions, which have been based on the Share price and trading levels to 10 January 2001, and the number of Shares to be bought back, which is based on the number of Shares on issue as at 10 January 2001 of 455,738,731. These assumptions impact the Buy-Back Price, the weighted average sale price of Shares used to calculate the number of Shares issued as a result of the CPS conversion and the calculation of the number of Shares bought back.

St.George has appointed KPMG as Investigating Accountant to provide an Investigating Accountant's Report which is included in this booklet (see Section 5). The Investigating Accountant's Report includes:

- KPMG's opinion on whether the historical financial information included in this Section 4 is fairly presented in accordance with generally accepted accounting principles as applied in Australia for reporting on financial information in a document offering securities; and
- a report on whether anything has come to KPMG's attention which would cause it to believe that the proforma financial information disclosed in this Section 4 is not properly drawn up in accordance with the basis of preparation and assumptions set out below and with generally accepted practice as applied in Australia for presenting proforma financial information in a document offering securities.

4.1.1 Key Assumptions for Proforma Financial Information

The key assumptions used in the preparation of the proforma financial information are that:

(a) 22,786,937 Shares, or approximately 5% of the Shares, are bought back under the Buy-Back for $16.50 per Share, which assumes all the Sell Back Rights issued are exercised;

(b) the dividends declared on Shares are the same as those for the year ended 30 September 2000 which were an interim dividend of 26 cents per Share and final dividend of 29 cents per Share;

(c) an interim and final dividend of 67.5 cents per CPS or 9.0% pa is replaced by an interim dividend of 26.0 cents and a final dividend of 29.0 cents per Share on the 27,765,117 Shares issued on the conversion of the CPS;

(d) 27,765,117 Shares are issued as a result of the early conversion of the CPS. This number is derived from the weighted average sale price of Shares sold on ASX during the 20 trading days to 10 January 2001 discounted at 5%;

(e) the dividend rate on the $300 million of new preference shares is 6.5% pa. As at 12 January 2001, the actual dividend rate has not been determined;

(f) interest income received or foregone is immediately converted into cash and earns or costs 2.5% pa using a simple interest calculation method adjusted for taxation at the Australian corporate tax rate for the financial year ended 30 September 2000 of 36%; and

(g) transaction costs on the capital management initiatives are estimated to be approximately $8 million, representing brokerage, stamp duty, printing and postage etc and relate primarily to the issue of the new preference shares.

4.1.2 Proforma Capital Structure and Balance Sheet

Proforma Issued and Paid Up Capital	ACTUAL 30 SEPTEMBER 2000 (NO. OF SHARES)	ACTUAL 30 SEPTEMBER 2000 (A$M)	PROFORMA 30 SEPTEMBER 2000 (NO. OF SHARES)	PROFORMA 30 SEPTEMBER 2000 (A$M)
Shares[1]	455,439,731	2,659	460,417,911	2,643
CPS	24,007,327	360	-	-
Unissued allotted capital	18,440,000	140	18,440,000	140
General reserve	-	15	-	15
New preference shares	-	-	3,000,000	292
Total Issued and Paid Up Capital	497,887,058	3,174	481,857,911	3,090

Note: (1) Reflects the impact of the capital management initiatives on issued and paid up capital, based on a Buy-Back Price of $16.50 per Share and the conversion of the CPS to Shares at a weighted average price of $13.65 per Share discounted at 5%. The result is 22,786,937 Shares are bought back and the issue of 27,765,117 Shares are issued from the early conversion of the CPS.

Proforma Balance Sheet as at 30 September (A$ Million)	ACTUAL 1999	ACTUAL 2000	BUY-BACK OF SHARES	CONVERSION OF CPS	ISSUE OF NEW PREFERENCE SHARES	PROFORMA 2000
Assets						
Cash and liquid assets	581	499	(372)[1]	9[2]	282[3]	418
Due from other financial institutions	146	148	-	-	-	148
Trading securities	4,319	3,930	-	-	-	3,930
Investment securities	287	1,219	-	-	-	1,219
Loans and other receivables	36,232	39,454	-	-	-	39,454
Bank acceptances of customers	403	607	-	-	-	607
Shares in associates	4	137	-	-	-	137
Other investments	84	109	-	-	-	109
Property, plant and equipment	566	564	-	-	-	564
Goodwill	1,582	1,485	-	-	-	1,485
Other assets	813	1,458	-	-	-	1,458
Total Assets	45,017	49,610	(372)	9	282	49,529
Liabilities						
Deposits and other borrowings	32,537	35,047	-	-	-	35,047
Due to other financial institutions	520	1,038	-	-	-	1,038
Bank acceptances	403	607	-	-	-	607
Provisions for dividends	139	153	(7)[4]	(8)[5]	10[6]	148
Income tax liability	314	313	(1)[7]	-	-	312
Other provisions	73	138	-	-	-	138
Bonds and notes	5,894	7,369	-	-	-	7,369
Loan capital	853	979	-	-	-	979
Bills payable and other liabilities	629	325	-	-	-	325
Total Liabilities	41,362	45,969	(8)	(8)	10	45,963
Net Assets	3,655	3,641	(364)	17	272	3,566
Shareholders' Equity						
Share capital	3,249	3,174	(376)[8]	-	292[9]	3,090
Reserves	29	53	-	-	-	53
Retained profits	40	77	12[10]	17[11]	(20)[12]	86
Shareholders' Equity attributable to members of St.George	3,318	3,304	(364)	17	272	3,229
OEI in controlled entities	337	337	-	-	-	337
Total Shareholders' Equity	3,655	3,641	(364)	17	272	3,566

Note: (1) Net cash impact of the 22,786,937 Shares bought back, interest foregone on the difference between the $376 million of Shares bought back and the issue of $300 million of new preference shares and the dividends not paid on the Shares bought back.

(2) Net cash impact on dividend payments from early conversion of the CPS. This adjustment is the reversal of the interim CPS dividend of 67.5 cents on 24,007,327 CPS replaced with interim dividends on 27,765,117 new Shares issued.

(3) Net cash impact of new preference share issue of $300 million less the interim dividend paid of 6.5% pa and transaction costs of approximately $8 million.

(4) Net impact on the final dividend provision as a result of the 22,786,937 Shares bought back at a final dividend of 29 cents per Share.

(5) Net impact on final dividend provision from early conversion of the CPS. This adjustment is the reversal of the final CPS dividend of 67.5 cents on 24,007,327 CPS which is replaced with a 29 cent final dividend provision on the 27,765,117 new Shares issued.

(6) Provision for a final dividend on the $300 million of new preference shares, calculated at a dividend rate of 6.5% pa.
(7) Taxation provision on interest adjustments.
(8) Net impact on Shareholders' Equity as a result of the $376 million of Shares bought back.
(9) Net impact on Shareholders' Equity of issuing $300 million of new preference shares, net of approximately $8 million transaction costs.
(10) Net impact on retained profits from the Buy-Back, representing the after tax impact of interest foregone and dividends not incurred on the 22,786,937 Shares bought back.
(11) Net impact on retained profits as a result of early conversion of the CPS. This adjustment is the reversal of the full year CPS dividend less the full year dividend on 27,765,117 new Shares issued under the conversion.
(12) Net impact on retained profits of the dividend rate of 6.5% pa on the $300 million of new preference shares.

4.1.3 Proforma Profit and Loss Statement

Proforma Profit and Loss Statement for the years ended 30 September (A$ Million)	ACTUAL 1999	ACTUAL 2000	BUY-BACK OF SHARES	CONVERSION OF CPS	ISSUE OF NEW PREFERENCE SHARES	PROFORMA 2000
Net interest income	1,139	1,172	(2)[1]	-	-	1,170
Bad and doubtful debts	(45)	(50)	-	-	-	(50)
Net interest income after bad and doubtful debts	1,094	1,122	(2)	-	-	1,120
Other income	475	552	-	-	-	552
Total operating income (net of interest expense and bad and doubtful debts)	1,569	1,674	(2)	-	-	1,672
Operating expenses	(941)	(1,003)	-	-	-	(1,003)
Operating profit before goodwill, abnormal items and income tax	628	671	(2)	-	-	669
Goodwill amortisation	(107)	(101)	-	-	-	(101)
Operating profit before abnormal items and income tax	521	570	(2)	-	-	568
Abnormal items before income tax	(153)	(27)	-	-	-	(27)
Operating profit before income tax	368	543	(2)	-	-	541
Income tax expense attributable to operating profit before abnormal items	205	219	(1)[2]	-	-	218
Tax expense/(benefit) attributable to abnormal items	6	(30)	-	-	-	(30)
Total income tax expense	211	189	(1)	-	-	188
OPAT[3] attributable to members of St.George	157	354	(1)	-	-	353
CPS and DCS dividends	65	68	-	(32)[4]	20[5]	56
OPAT[3] after goodwill, abnormal items and CPS and DCS dividends attributable to Shareholders	92	286	(1)	32	(20)	297

Note: (1) Net interest foregone on cash used to fund the difference between the Shares bought back to the value of $376 million and the issue of $300 million of new preference shares, transaction costs, the interim dividend paid on Shares bought back, the interim dividend not paid on the CPS and the interim dividend paid on the new preference shares.
(2) Income tax expense adjustment at the Australian corporate tax rate of 36%.
(3) Operating Profit After Income Tax.
(4) Reversal of full year CPS dividend not paid as a result of early conversion of the CPS.
(5) Dividend rate on the $300 million of new preference shares is 6.5% pa.

4.1.4 Key Proforma Performance Ratios

Key Proforma Performance Ratios for the years ended 30 September	ACTUAL 1999	ACTUAL 2000	BUY-BACK OF SHARES	CONVERSION OF CPS	ISSUE OF NEW PREFERENCE SHARES	PROFORMA 2000
Earnings per Share (cents)						
Basic (before goodwill and abnormal items)	77.4	84.3[1]				85.7[2]
Operating Profit After Tax (before abnormal items) (A$M)						
– before goodwill and after CPS and DCS dividends	358	384	(1)	32	(20)	395
– after goodwill and CPS and DCS dividends	251	283	(1)	32	(20)	294
Return on Average Ordinary Equity (before abnormal items) (%)						
– before goodwill and OEI and after CPS and DCS dividends	12.20%	13.86%				14.29%
– after goodwill, OEI and CPS and DCS dividends	8.55%	10.21%				10.63%
Return on Average Total Assets (before abnormal items) (%)						
– before goodwill and OEI and after CPS and DCS dividends	0.79%	0.81%				0.83%
– after goodwill, OEI and CPS and DCS dividends	0.56%	0.59%				0.62%
Average Ordinary Equity (A$M)	2,933	2,771	(28)	1	21	2,765
Average Total Assets (A$M)	45,060	47,642	(29)	1	22	47,636

Note: (1) Weighted average number of Shares on issue: 455,676,941.
(2) Weighted average number of Shares on issue: 460,717,404.

4.1.5 Proforma Capital Adequacy Ratios

Proforma Capital Adequacy Ratios for the years ended 30 September	ACTUAL 1999	ACTUAL 2000	BUY-BACK OF SHARES[1]	CONVERSION OF CPS[1]	ISSUE OF NEW PREFERENCE SHARES[1]	PROFORMA 2000
Tier 1 Capital						
Share capital	3,249	3,174	(376)	-	292	3,090
Reserves	415	497	-	-	-	497
Retained profits	40	77	12	17	(20)	86
Less: Goodwill and other APRA deductions	(1,660)	(1,574)	-	-	-	(1,574)
Total Tier 1 Capital	2,044	2,174	(364)	17	272	2,099
Tier 2 Capital						
Asset revaluation reserve	-	24	-	-	-	24
Subordinated debt	807	951	-	-	-	951
General provision for doubtful debts	123	132	-	-	-	132
Total Tier 2 Capital	930	1,107	-	-	-	1,107
Less: Deductions from capital	(27)	(40)	-	-	-	(40)
Total Qualifying Capital	2,947	3,241	(364)	17	272	3,166
Risk Weighted Assets	24,883	28,102				28,102
Capital Adequacy Ratios (%)						
Tier 1 capital	8.2%	7.7%				7.5%
Tier 2 capital	3.7%	3.9%				3.9%
Less: Deductions from capital	(0.1%)	(0.1%)				(0.1%)
Total Capital Adequacy Ratio	11.8%	11.5%				11.3%

Note: (1) See Notes on Shareholders' Equity on the Proforma Balance Sheet in Section 4.1.2.

4.2 Buy-Back Price Relative to St.George Share Price Performance

The Buy-Back Price of $16.50 per Share represents an 18.9% premium to the Share price of $13.88 on 10 January 2001, and a 17.0% premium over the all time high Share price of $14.10.

The last 12 months Share price performance is compared to the Buy-Back Price in the following graph:

Share Price ($)



18
16
14
12
10
BUY-BACK PRICE - $16.50
18.9% PREMIUM TO
SHARE PRICE
JAN 00
MAR 00
MAY 00
JUL 00
SEP 00
NOV 00
JAN 01

Investigating Accountant's Report

Report

The KPMG Centre
45 Clarence Street
Sydney NSW 1213
Australia

PO Box H67
Australia Square
Sydney NSW 1213
Australia

Telephone: (02) 9335 7000
Facsimile: (02) 9299 7077
DX: 1056 SYDNEY
Internet: www.kpmg.com.au
ABN: 51 194 660 183

The Directors
St.George Bank Limited
St.George House
4 – 16 Montgomery Street
Kogarah NSW 2217
12 January 2001

Dear Directors

Investigating Accountant's Report

1. Introduction

This report has been prepared by KPMG for inclusion in the Sell Back Rights booklet dated 12 January 2001 (the "Booklet") for the proposed 1 for 20 issue of Sell Back Rights to buy back St.George Bank Limited ("St.George") ordinary shares ("Shares") for $16.50 per Share.

KPMG has been requested to:

- form an opinion on whether the historical financial information disclosed on pages 11 to 15 of the Booklet is fairly presented in accordance with generally accepted accounting principles as applied in Australia for reporting on financial information in a document offering securities; and
- report whether anything has come to our attention which would cause us to believe that the proforma financial information disclosed on pages 11 to 15 is not properly drawn up in accordance with the basis of preparation and assumptions set out therein and with generally accepted practice as applied in Australia for presenting proforma financial information in a document offering securities.

St.George has prepared, and is responsible for, the historical and proforma financial information included in the Booklet.

Words and expressions defined in the Booklet have the same meaning in this report.

2. Financial information

2.1. Historical financial information

The historical financial information of St.George, provided in the Booklet, comprises:

- the profit and loss statement of St.George for the financial years ended 30 September 1999 and 30 September 2000;
- the balance sheet of St.George as at 30 September 1999 and 30 September 2000;
- certain performance ratios for the years ending 30 September 1999 and 30 September 2000; and
- capital adequacy ratios for the years ended 30 September 1999 and 30 September 2000.

The historical financial information has been extracted from the audited financial statements.

2.2. Proforma financial information

The proforma consolidated balance sheet and profit and loss statement have been derived from the historical financial information as at 30 September 2000.

Adjustments have been made for the following:

- the impact of the 1 for 20 issue of Sell Back Rights to buy back St.George Shares for $16.50 per Share. The proforma financial information assumes that:

  (i) the issue of Sell Back Rights results in the buy back of approximately $375 million of existing Shares;

  (ii) the Buy-Back took place on 1 October 1999 and was therefore in place for the full financial year;

- the impact of the conversion to Shares of the $360 million of Converting Preference Shares currently on issue. For the purposes of the proforma financial information, the conversion is assumed to have taken place on 1 October 1999; and

- the impact of the proposed issue of $300 million in new preference shares, which will be issued under a separate prospectus in 2001. For the purposes of the proforma financial information, the issue of new preference shares is assumed to have taken place on 1 October 1999.

The proforma consolidated information in respect of performance ratios and the capital adequacy ratios have been prepared on the same basis as the proforma balance sheet and profit and loss statement as described above.

3. Scope of review

3.1. Historical financial information

The historical financial information has been extracted from the financial statements of St.George for the years ended 30 September 1999 and 30 September 2000.

Those financial statements were audited by KPMG in accordance with Australian Auditing Standards to provide reasonable assurance that the historical financial information is free of material misstatement. KPMG's audit reports, which were unqualified, are not included herein. Audit procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial statements and the evaluation of accounting policies and significant accounting estimates. These procedures were undertaken to form an opinion whether, in all material respects, the historical financial information is presented fairly in accordance with Australian Accounting Standards and other mandatory professional reporting requirements, so as to present a view which is consistent with KPMG's understanding of the relevant reporting entity's financial position, results of operations and cash flows.

In our role as Investigating Accountant, we have further ensured that the historical financial information has been correctly extracted from those audited financial statements for inclusion in the Booklet.

3.2. Proforma financial information

We have reviewed the proforma financial information in accordance with Australian Auditing Standards applicable to review engagements to report whether, on the basis of the procedures described, anything has come to our attention which would cause us to believe that the proforma financial information disclosed in the Booklet is not properly drawn up in accordance with the basis of preparation and assumptions set out therein.

The review procedures were substantially less in scope than an audit examination conducted in accordance with generally accepted auditing standards. The review was limited primarily to:

- enquiries of senior management of St.George;
- review of relevant working papers, accounting records and other documentation supporting the adjustments and the assumptions on which they are based; and
- review of the proforma results and balance sheet to determine that they are in accordance with St.George's current accounting policies and the key assumptions underlying their preparation.

Having regard to the nature of the review, which provides less assurance than an audit, and to the nature of the proforma financial information, this report does not express an audit opinion on the proforma financial information included in the Booklet.

4. Opinions

4.1. Historical financial information

In our opinion, based on the scope of our procedures, the historical financial information, comprising the:

- balance sheet of St.George as at 30 September 1999 and 30 September 2000 as set out at page 12 of the Booklet;
- profit and loss statement of St.George for the financial years ended 30 September 1999 and 30 September 2000, as set out at page 13 of the Booklet;
- key performance ratios for the years ended 30 September 1999 and 30 September 2000 as set out on page 14 of the Booklet; and
- capital adequacy ratios for the years ended 30 September 1999 and 30 September 2000 as set out on page 15 of the Booklet,

is fairly presented in accordance with generally accepted accounting principles as applied in Australia for reporting on financial information in a document offering securities and has been properly extracted from the audited financial statements or, in the case of the capital adequacy ratios, from the supplementary financial information attached to the audited financial statements.

4.2. Proforma financial information

Based on our review, which is not an audit, nothing has come to our attention which would cause us to believe that the proforma financial information, comprising the:

- proforma unaudited consolidated balance sheet as at 30 September 2000; and
- proforma unaudited consolidated profit and loss statement of St.George for the year ended 30 September 2000;
- proforma unaudited key performance ratios for the year ended 30 September 2000; and
- proforma capital adequacy ratios for the year ended 30 September 2000,

is not properly drawn up in accordance with the basis of preparation and assumptions set out on page 11 of the Booklet and with generally accepted practice as applied in Australia for presenting proforma financial information in a document offering securities.

5. Subsequent events

To the best of KPMG's knowledge and belief, there have been no material items, transactions or events subsequent to 30 September 2000 not otherwise disclosed in this report that have come to our attention during the course of our review which would cause the information included in this report to be misleading.

6. Independence

KPMG does not have any interest in the outcome of the issue of the Sell Back Rights other than in connection with the preparation of this report and participation in due diligence procedures for which normal professional fees will be received.

Yours faithfully

KPMG.

KPMG

Additional Information

6

Information

BUY-BACK

6. Additional Information

6.1 Summary of Australian Tax Implications

The following is a summary prepared by Mallesons Stephen Jaques of the Australian income tax consequences for Shareholders who are residents of Australia for Australian tax purposes. This summary reflects the Australian tax law at the date of this booklet. It does not describe nor take into account tax reform proposals, or legislation that has been introduced but not passed by both Houses of Federal Parliament.

The income tax consequences of the issue of Sell Back Rights can vary depending on the nature and character of each particular Shareholder and their specific circumstances. This summary describes the general tax consequences that would be expected to arise for Australian resident taxpayers whose activities cannot be described as the conduct of a business of trading or dealing in shares or marketable securities.

This summary is not an exhaustive statement of the possible tax implications for each Shareholder. Each Shareholder should consult their own tax adviser as to the tax implications of participating in the issue. This summary cannot be relied upon by Shareholders.

6.1.1 Grant of Sell Back Rights

The grant of a Sell Back Right should not be treated as a dividend for tax purposes. Nor should the grant of a Sell Back Right otherwise be assessable income of a Shareholder.

The grant should not affect the cost base or reduced cost base of the Shares held by a Shareholder for capital gains tax purposes.

Franking rebates or franking credits will not be available for the grant of a Sell Back Right.

For Shareholders which are complying superannuation funds, complying approved deposit funds or pooled superannuation trusts, a Sell Back Right should not be treated as a "security" as defined in section 303 of the Income Tax Assessment Act 1936 (Cth) (1936 Tax Act). Nor will the Sell Back Right be a security as defined in section 159GP of the 1936 Tax Act. The consequence is that any assessable amount arising on the disposal of a Sell Back Right should be determined under the capital gains tax provisions.

6.1.2 Sale of Sell Back Rights by Your Broker

If a Shareholder sells a Sell Back Right on ASX, a taxable capital gain may arise where the capital proceeds from sale are greater than the cost base of the Sell Back Right. The cost base of a Sell Back Right granted to a Shareholder includes the market value of the Sell Back Right when granted.

If the Sell Back Right has been purchased on ASX (rather than under a grant from St.George), the purchase price and other transaction costs would be included in the cost base of the Sell Back Right.

Any transaction costs incurred in selling a Sell Back Right would also form part of the cost base.

If the reduced cost base of the Sell Back Right is greater than the capital proceeds from sale, a capital loss may arise. A capital loss may be set-off against capital gains arising in the current or future tax years. It cannot be claimed as a deduction against other income.

6.1.3 Exercise of Sell Back Rights

If a Shareholder exercises a Sell Back Right, St.George will buy back one Share by way of an off-market share buy-back. As the Buy-Back Price will be debited in St.George's books against its capital, no part of the Buy-Back Price should be treated as a dividend for tax purposes. No franking rebate or franking credit will be available on this amount.

A capital gain would arise to the Shareholder to the extent that the capital proceeds from the Buy-Back are greater than the cost base of the Share. That cost base includes the expenditure incurred in acquiring that Share. If the Sell Back Right exercised is acquired on ASX, the cost base will include the consideration paid to acquire the Sell Back Right.

If the Share had been held for more than one year and the Shareholder is an individual, only 50% of the capital gain will be assessable. If the Share had been held for more than one year and the Shareholder is a complying superannuation fund, a complying approved deposit fund or a pooled superannuation trust, only two-thirds of the capital gain will be assessable.

If the reduced cost base of the Share is greater than the capital proceeds from the Buy-Back, a capital loss may arise. A capital loss may be set-off against capital gains arising in the current or future tax years, but it cannot be claimed as a deduction against other income.

6.1.4 Sell Back Right Not Exercised or Sold

If a Shareholder does not sell a Sell Back Right on ASX and chooses not to exercise it, the Sell Back Right will be transferred to CSFB. If this occurs, CSFB will pay to the Shareholder a portion of the Net Proceeds of Sale. The tax consequences of such a transfer would be the same as those outlined at Section 6.1.2, with the payment by CSFB to the Shareholder being the sale proceeds for the disposal of the Sell Back Right.

6.1.5 Receipts under the Sale Mechanism

If a Shareholder does not obtain the transfer of its Sell Back Right under the Direction Form, the Shareholder would make a capital gain (or capital loss) equal to the proceeds from CSFB upon the deemed transfer less the market value of the Sell Back Rights (as at the time of grant).

St.George proposes to provide information on the amount of the market value of a Sell Back Right when granted after it is available via the its website www.stgeorge.com.au and in a subsequent mailing to Shareholders.

6.2 Deed Polls

Shareholders can inspect a copy of the deed polls referred to and summarised in this Section 6.2 at St.George's registered office at 4 – 16 Montgomery Street, Kogarah NSW 2217 between 9.00am and 5.00pm on any business day.

6.2.1 Sell Back Right Deed Poll

The terms of the Sell Back Rights are governed by a deed poll dated 12 January 2001 made by St.George in favour of:

(a) each Shareholder as at the Record Date;

(b) each holder of Sell Back Rights;

(c) the Trustee; and

(d) CSFB.

This deed poll is called the Sell Back Right Deed Poll. The Sell Back Right Deed Poll provides that all Sell Back Rights are granted to the Trustee and how many Sell Back Rights a Shareholder (other than Excluded Shareholders) can direct the Trustee to transfer to them.

The Sell Back Right Deed Poll also sets out the terms of issue of the Sell Back Rights. Many of the provisions of the Sell Back Right Deed Poll are summarised elsewhere in this booklet.

Under the Sell Back Right Deed Poll, St.George:

(a) agrees to maintain a separate register of the holders of Sell Back Rights from time to time (Sell Back Rights Register);

(b) acknowledges that each Sell Back Right constitutes a separate and distinct binding obligation of St.George in favour of a holder of a Sell Back Right; and

(c) agrees to bear any stamp duty chargeable on the exercise of any Sell Back Right (that is not revoked) and any consequenetial buy-back of Shares by St.George.

St.George can revoke the Sell Back Right Deed Poll at any time until the Trading Period starts (expected to be Monday, 19 February 2001). If it does, St.George will publish a notice in The Australian, The Australian Financial Review or any other newspaper circulated generally in Australia.

After the Trading Period starts, the Sell Back Right Deed Poll is irrevocable and remains in full force and effect until St.George has completely performed its obligations under the Sell Back Right Deed Poll. However, St.George has the right to change the date by which certain events or obligations are to be undertaken or fulfilled where it is reasonable to do so.

Under the Sell Back Right Deed Poll, by exercising a Sell Back Right, a Shareholder has:

(a) agreed to St.George buying back a Share registered in the name of the Shareholder at the Buy-Back Date (Buy-Back Share) and the transfer of the Buy-Back Share to St.George;

(b) represented and warranted to St.George that the Buy-Back Share is registered in the name of the Shareholder and upon registration in the name of St.George will be fully paid up and free from all mortgages, charges, liens and other encumbrances of any kind and restrictions on transfer of any kind, and that the Shareholder has full power and capacity to sell and transfer such Share;

(c) authorised St.George, if necessary, to complete on an exercise notice correct details of the Buy-Back Share, fill in any blanks remaining on an exercise notice and rectify any error in or omission from an exercise notice as may be necessary to make an exercise notice an effective exercise of the Sell Back Right. Note that the RED section of the Direction Form sent to Shareholders with issuer sponsored Shares is an exercise notice for this purpose;

(d) appointed St.George and its Directors, secretary and officers from time to time jointly and each of them severally as the Shareholder's true and lawful attorney, with effect from the Buy-Back Date with power to sign any transfers, forms, notices or instruments relating to the exercise of the Sell Back Rights and the Buy-Back by St.George of the Buy-Back Share and doing all things incidental and ancillary to the Buy-Back by St.George of the Buy-Back Share and has acknowledged and agreed that in exercising such powers the attorney may act in the interests of St.George; and

(e) if at the time the Sell Back Right is exercised, the Buy-Back Share is in a CHESS Holding, has authorised St.George to cause a message to be transmitted to SCH in accordance with SCH Business Rule 16.61 after the Buy-Back Date so as to transfer the Buy-Back Share to St.George's CHESS Holding. St.George shall be so authorised even though at the time of such transfer it has not paid the consideration due to the Shareholder.

6.2.2 CSFB Deed Poll

The obligations of CSFB in relation to Sell Back Rights sold to it by the Trustee for sale on ASX or exercise under the Sale Mechanism are set out in a deed poll dated 12 January 2001 made by CSFB in favour of St.George, the Trustee and the Sale Mechanism Participants. This deed poll is called the CSFB Deed Poll. Under the Sell Back Right Deed Poll, St.George agrees to use its best endeavours to ensure that CSFB does all acts and things which are necessary or expedient for the performance by CSFB of its obligations under the CSFB Deed Poll and indemnifies CSFB against losses or claims arising in connection with this booklet or the deed polls summarised in this Section 6.2.

It is a condition precedent to the obligations of CSFB under the CSFB Deed Poll that St.George issues the Sell Back Rights on or before Monday, 19 February 2001 and ASX agrees to quote the Sell Back Rights. Thereafter, the CSFB Deed Poll is irrevocable and remains in full force and effect until CSFB has completely performed its obligations under the CSFB Deed Poll.

Under the CSFB Deed Poll, CSFB:

(a) agrees to pay the Sale Mechanism Price to Sale Mechanism Participants for their Sell Back Rights by Monday, 2 April 2001;

(b) has a discretion whether to sell or retain Sell Back Rights issued to it under the Sale Mechanism;

(c) in exercising its discretion referred to in paragraph (b), must endeavour to maximise the price payable to Sale Mechanism Participants;

(d) must use reasonable endeavours to buy Shares on ASX so it can exercise Sell Back Rights it retains, rather than sells;

(e) agrees to pay the holder of Unexercised Sell Back Rights a proportion of the Net Proceeds of Sale;

(f) must use reasonable endeavours to buy Shares on ASX up to the number of Shares that St.George would be obliged to buy back if all the Unexercised Sell Back Rights are exercised; and

(g) agrees to exercise the Unexercised Sell Back Rights to the extent it has purchased Shares in accordance with paragraph (f).

6.2.3 Deed Poll (Shareholders)

The obligations of the Trustee in relation to the Sell Back Rights granted to it by St.George for the benefit of Shareholders as at the Record Date, other than Excluded Shareholders, (Included Shareholders) are governed by a deed poll dated 12 January 2001. The deed poll is made in favour of St.George (which is a party), Included Shareholders and CSFB. Under this deed poll, the Trustee holds the Sell Back Rights granted to it for Included Shareholders (who are absolutely entitled to them). The Included Shareholders can direct the Trustee to transfer these Sell Back Rights to the Included Shareholders before 5.00pm on the Election Date. Sell Back Rights which the Trustee is not directed to transfer to an Included Shareholder will be sold to CSFB. The sale proceeds will be calculated by reference to the net proceeds CSFB receives for selling on ASX or exercising these Sell Back Rights (Included SBR Proceeds). The Included SBR Proceeds will be paid to the Shareholders for whom the Trustee held those Sell Back Rights (Remaining Shareholders). The Trustee has appointed CSFB its paying agent to pay the Included SBR Proceeds to the Remaining Shareholders. The Remaining Shareholders are absolutely entitled to the Included SBR Proceeds.

6.2.4 Deed Poll (Excluded Shareholders)

The obligations of the Trustee in relation to the Sell Back Rights issued to it by St.George for the benefit of Excluded Shareholders as at the Record Date are governed by a deed poll dated 12 January 2001. The deed poll is made in favour of St.George (which is a party), Excluded Shareholders and CSFB. Under this deed poll, the Trustee holds the Sell Back Rights granted to it for Excluded Shareholders (who are absolutely entitled to them). Immediately after these Sell Back Rights are granted to the Trustee, it will sell them to CSFB. The sale proceeds (if any) will be calculated by reference to the net proceeds CSFB receives for selling on ASX or exercising these Sell Back Rights (Excluded SBR Proceeds). The Excluded SBR Proceeds will be paid to the Excluded Shareholders. The Trustee has appointed CSFB its paying agent to pay the Excluded SBR Proceeds to the Excluded Shareholders. The Excluded Shareholders are absolutely entitled to the Excluded SBR Proceeds.

6.3 Directors' Interests

As with any other Shareholder, Directors who beneficially hold Shares, other than as an Excluded Shareholder, are entitled to take up Sell Back Rights and participate in the Buy-Back of Shares. As at 10 January 2001, the directors of St.George beneficially held the following Shares:

NAME	NUMBER OF SHARES BENEFICIALLY HELD
LF Bleasel	21,781
FJ Conroy	9,788
JS Curtis	9,814
G Ettinger	23,281
PDR Isherwood	14,408
JJ Mallick	8,100
EA O'Neal	22,463
GJ Reaney	30,301
JM Thame	150,000

6.4 CHESS

The Sell Back Rights will participate from the date of commencement of quotation in CHESS. They will be held in uncertificated form (that is, no certificate will be issued to holders of Sell Back Rights) either on the CHESS subregister under sponsorship of a broker or non-broker participant, or on the issuer sponsored subregister.

6.5 Relief from ASIC

Australian Securities and Investments Commission (ASIC) has issued a marketable security declaration under section 1113A(1) of the Corporations Law (Law) so that Sell Back Rights which have been granted by St.George are marketable securities for the purposes of Division 3 of Part 7.13 of the Law and regulations made for the purposes of that Division. This declaration facilitates the trading and transfer of Sell Back Rights on ASX and transferees of Sell Back Rights will be accorded the same rights and be subject to the same obligations as transferors of Sell Back Rights.

Under section 257D(4) of the Law, ASIC has also exempted St.George from compliance with section 257D of the Law in relation to the Buy-Back scheme resulting from the exercise of the Sell Back Rights. The effect of this exemption is to relieve St.George from the requirement to seek Shareholder approval to the terms of the Buy-Back. This exemption only applies to the Buy-Back where:

- the Sell Back Rights are granted official quotation on or before the Quotation Date by ASX; and
- the information described in section 257G of the Law and the information which would have been material to voting on a Share Buy-Back resolution under Division 2 of Part 2J.1 of the Law will be provided to those Shareholders who will be issued with Sell Back Rights at the same time as this booklet is provided to Shareholders.

The exemption is also conditional upon St.George complying with section 257C of the Law if the Buy-Back would exceed the 10/12 limit set out in sections 257B(4) and (5) of the Law.

6.6 Consents

CSFB has given and has not withdrawn, its consent to the inclusion of its name and references to it in this booklet on the basis that:

(a) CSFB has reviewed this booklet only for the purpose of considering the accuracy of descriptions in the booklet of CSFB and its rights and responsibilities under the documents relating to the Sell Back Rights; and

(b) CSFB has not reviewed any other statements contained in this booklet and takes no responsibility in relation to any of those other statements, which are made soley by St.George and for which St.George alone takes responsibility, except in relation to the statements by KPMG and Mallesons Stephen Jaques referred to in this Section 6.6.

KPMG has given and has not withdrawn, its consent to the inclusion in this booklet of its Investigating Accountant's Report to St.George in the form and context in which it is included in Section 5 (and to the references to that letter in Section 5 and to be named in this booklet in the form and context in which it is named).

Mallesons Stephen Jaques has given and has not withdrawn, its written consent to the inclusion in this booklet of the description in Section 6.1, which was prepared by it.

6.7 Recent ASX Releases

Since 1 October 2000, St.George has released various information to ASX about its business including the following releases:

DATE	ANNOUNCEMENT
3 October 2000	Completion of Transactions with Bourse Data Limited
4 October 2000	Takes 7% Equity Stake in Stockford Limited (SKD)
6 October 2000	Appendix 3B – Executive Performance Share Plan
10 October 2000	St.George & Collection House Outsourcing Agreement
12 October 2000	Declaration of Dividend on Converting Preference Shares/Record Date
24 October 2000	St.George Return to Euromarket Oversubscribed
25 October 2000	St.George Bank Increases Interest in Wealthpoint
30 October 2000	Appendix 3B – Exercise of Executive Options
30 October 2000	Issues Domestic Benchmark
2 November 2000	Appendix 3B – Exercise of Options under Executive Option Plan
8 November 2000	Preliminary Final Report
9 November 2000	Supports Innovation Fund
9 November 2000	Instalment Warrant Report – SGBIDA Dividend
9 November 2000	Appendix 3B – Executive Option Plan
10 November 2000	SGB Macquarie Instalment Warrants
10 November 2000	St.George Bank Limited – Instalment
16 November 2000	Notice of Annual General Meeting
22 November 2000	Appendix 3B – Exercise of Options – Executive Option Plan
22 November 2000	Launches Summer Home Loan Sale Package
24 November 2000	Annual Report/Top 20 Shareholders
29 November 2000	Charles Schwab Australia Chooses St.George as Banking Partner
29 November 2000	Becoming a Substantial Holder for SKD
12 December 2000	Section 205G Notice – Director's Interests
15 December 2000	Chairman's and Managing Director's Addresses to Shareholders
15 December 2000	Results of Annual General Meeting
19 December 2000	Change in Substantial Holding for SKD

Shareholders may access this information from ASX.

Definitions

Definitions

7. Definitions

The following terms have the meaning given when used in this booklet:

APRA	Australian Prudential Regulation Authority.
ASIC	Australian Securities and Investments Commission.
ASX	Australian Stock Exchange Limited (ABN 98 008 624 691).
Buy-Back	the proposed buy back of Shares effected by the exercise of Sell Back Rights.
Buy-Back Date	expected to be 5.00pm on Wednesday, 28 March 2001.
Buy-Back Price	see Section 3.2.
Buy-Back Share	see Section 6.2.1.
CHESS	Clearing House Electronic Subregister System operated by ASX Settlement and Transfer Corporation Pty Limited.
CHESS Holding	a holding of Shares on the CHESS subregister of St.George.
Converting Preference Shares, or CPS	24,007,237 million non-redeemable, non-cumulative, fully paid converting preference shares issued by St.George under a prospectus dated 21 March 1996 on the terms set out in that prospectus.
CSFB	Credit Suisse First Boston Australia Equities Limited (ABN 35 068 232 708).
CSFB Deed Poll	the deed poll dated 12 January 2001 made by CSFB which governs the Sale Mechanism and how CSFB will deal with Unexercised Sell Back Rights. This deed poll is summarised in Section 6.2.2.
CSFB Sell Back Rights	the Sell Back Rights of Sale Mechanism Participants transferred to CSFB for sale on ASX or exercise by it under clause 2(c) of the Sell Back Right Deed Poll.
Cut-off Date	expected to be 5.00pm on Tuesday, 20 March 2001.
DCS	Depositary Capital Securities.
Deed Poll (Excluded Shareholders)	the deed poll dated 12 January 2001 made by St.George and the Trustee concerning the grant of Sell Back Rights by St.George to the Trustee, which holds those Sell Back Rights for Excluded Shareholders on the terms of the deed poll. This deed poll is summarised in Section 6.2.4.

Deed Poll (Shareholders)	the deed poll dated 12 January 2001 made by St.George and the Trustee concerning the grant of Sell Back Rights by St.George to the Trustee, which holds those Sell Back Rights for Shareholders (other than Excluded Shareholders) on the terms of the deed poll. This deed poll is summarised in Section 6.2.3.
Direction Form	the form sent with this booklet.
Director	a director of St.George.
Disbursements	stamp duty.
Election Date	expected to be 5.00pm on Friday, 16 February 2001.
ESAS Shareholder	any Shareholder who holds Shares on the Record Date either pursuant to the St.George Bank Employee Share Ownership Plan or which are classified as restricted shares by the rules of any St.George share plan established for the benefit of employees, executives or directors (including non-executive directors) of St.George including pursuant to the following plans: (a) the St.George Bank Employee Reward Share Plan; (b) the St.George Bank Employee Share Purchase Plan; (c) the St.George Bank Executive Performance Share Plan; (d) the St.George Bank Non-Executive Directors' Share Purchase Plan; or (e) the St.George Bank Executive Option Plan.
Excluded Shareholder	a Foreign Shareholder or an ESAS Shareholder.
Foreign Shareholder	a person registered as a Shareholder on the Record Date who is resident in, or whose address on the Share Register is situated in, a country other than the Commonwealth of Australia or New Zealand.
Issuer Sponsored Shareholder	a holder of CHESS approved securities where the security register is administered by the entity (and not SCH) and records uncertificated holdings of securities.
Law	Corporations Law.

Net Proceeds of Sale	the gross consideration due to be received from St.George (or any) for buying back the Shares relating to the exercise of the Unexercised Sell Back Rights less CSFB's costs, including the cost of acquiring those Shares in the ordinary course of trading on ASX, the cost of holding those Shares and any Disbursements that it may incur or may be incurred on its behalf.
Non-Accepting Shareholders	see Section 3.5.
Quotation Date	expected to be Monday, 19 February 2001.
Record Date	5.00pm on Tuesday, 23 January 2001. This is the time and date on which the total number of Sell Back Rights Shareholders may have is determined.
Sale Mechanism	the mechanism described in Section 3.5.
Sale Mechanism Participant	see Section 3.5.
Sale Mechanism Price	the price per CSFB Sell Back Right calculated according to the following formula:

$$SMP = \frac{A + B}{C}$$

where:

SMP is the Sale Mechanism Price;

A is the total amount received by CSFB (if any) from selling on ASX the CSFB Sell Back Rights, less Disbursements (including Disbursements on the transfer to CSFB of the CSFB Sell Back Rights);

B is the gross consideration due to be received by CSFB from St.George (if any) for buying back Shares relating to the exercise of CSFB Sell Back Rights less CSFB's costs in purchasing those Shares, including the cost of acquiring those Shares in the ordinary course of trading on ASX, the cost of holding those Shares and any Disbursements that it may incur or may be incurred on its behalf (including Disbursements on the transfer to CSFB of the CSFB Sell Back Rights); and

C is the number of CSFB Sell Back Rights.

SCH	ASX Settlement and Transfer Corporation Pty Limited as approved as the Securities Clearing House under the Law, and where the case requires, includes an agent appointed by SCH or a substitute as appropriate.

SCH Business Rules	the business rules of SCH, as amended from time to time.
Sell Back Right	an option granted by St.George on the terms and conditions set out in the Sell Back Right Deed Poll.
Sell Back Right Deed Poll	the deed poll dated 12 January 2001 made by St.George which governs the terms of the Sell Back Rights. This deed poll is summarised in Section 6.2.1.
Sell Back Rights Register	the register of holders of Sell Back Rights which is to be maintained by St.George.
Share	a fully paid ordinary share issued in the capital of St.George.
Share Register	the register of members that St.George has to maintain under the Law.
Shareholder	a holder of a Share.
St.George	St.George Bank Limited (ABN 92 055 513 070).
Terms	the terms and conditions of the Sell Back Rights set out in Schedule 1 of the Sell Back Right Deed Poll.
Trading Period	the period during which the Sell Back Rights are traded on ASX which is expected to begin on Monday, 19 February 2001 and end on Tuesday, 13 March 2001.
Trustee	St.George Custodial Pty Ltd (ACN 003 347 411).
Unexercised Sell Back Right	see Section 3.6.

This page has been left blank intentionally.


DESIGN/BILLY BLUE DESIGN + WRITING

4 - 16 Montgomery Street
Kogarah NSW 2217 Australia
Telephone:+61 (2) 9952 1111
Facsimile: +61 (2) 9952 1000
St.George InfoLine: 1800 804 457
www.stgeorge.com.au

st.george

St.George Bank Limited ABN 92 055 513 070

st.george

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ACN:	055 513 070
Announcement Number:	345
Pages (Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**New Issue Announcement**
Date Sent:	15 January 2001
Bar Code:	

An allocation of approximately 479,108 new ordinary St.George Bank shares to employees under the St.George Bank Reward Share Plan, was granted on 12 January 2001 (the "Grant Date").

The issue of shares is to the value of $1,000 to each eligible employee of the bank. The market value of each shares is $13.90, based on the average weighted price of St.George shares for the 5 days up to and including the Grant Date. The actual number of shares allocated will be advised in our Appendix 3B New Issue Announcement, Application for Quotation of Additional Securities to be forwarded within 10 business days.

The new shares issued will rank equally in all respects with other ordinary shares.

Yours sincerely

Michael Bowan
General Counsel and Secretary

asxcap345

rtual
IUNITIES

16 January 2001

ST.GEORGE BANK PURCHASES FIVE PER CENT STAKE IN VIRTUAL COMMUNITIES

St.George Bank Limited (SGB) today announced that it had signed an agreement to purchase a five per cent stake in one of Australia's largest computer and Internet re-sellers, Virtual Communities, for A$18 million, with an option to acquire a further five per cent.

St.George Bank's Managing Director and Chief Executive Officer, Mr Ed O'Neal, said the purchase provided the Bank with a unique opportunity to exclusively offer special banking products to Virtual Communities' fast-growing national home Internet market.

"This initiative will give St.George immediate access to almost 200,000 Virtual Communities Internet connected customers," Mr O'Neal said.

Virtual Communities provides affordable computer and Internet packages to the general community. It is anticipated that 400,000 Australian homes will be connected to the Internet through Virtual Communities by December 2002.

Virtual Communities founder and Chief Executive Officer Chris Clarke said the partnership will allow the company to expand its range of information technology services including computer and Internet sales, content provisions and the development of proprietary software.

"In the same way that Virtual Communities pioneered affordable Internet access for all Australians, together with St.George we will now aim to break new ground in providing unique online financial services to our customers.

"We chose St.George over other banks because of their strength in online banking, strong customer focus and their ongoing commitment to the community," Mr Clarke said.

Mr O'Neal said that today's agreement will allow St.George Bank to:

- Offer distinct and unique banking products to five million potential Virtual Communities customers that include members of a variety of "affinity groups" including the ACTU, the Industry Super Funds, the Catholic and Anglican Churches and some significant publicly listed companies;

- Provide Internet banking packages on a national basis and increase geographic representation;

- Deliver innovative and affordable banking services to homes in under serviced areas of Australia;

- Market financial services products to small to medium size business customers; and

- Gain representation on the Virtual Communities' Board.

"This deal gives St.George the opportunity to secure a significant foothold in this new and rapidly growing part of the Internet banking market and complements the Bank's broader online banking growth strategy," Mr O'Neal said

"By creating a unique online solution St.George and Virtual Communities will revolutionise the way everyday Australians access banking and financial services products.

"We were attracted to Virtual Communities because of their commitment to community. St.George has always held a similar philosophy and the relationship with Virtual is a logical extension of this. We believe this relationship demonstrates a great balance between our social obilgations and commercial realities.

"St.George is recognised as a leader in the provision of Internet banking services and this is an excellent partnership between two market leaders which will allow us to deliver benefits to our shareholders and Virtual Communities' customers."

St.George and Virtual Communities will release the first of their Internet banking and financial services products in early March.

For more information please contact:

St.George Bank Corporate Relations Manager, Adam Cooke 02 9952 1249 or 0411 259432

st.george

To: Companies Announcements
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ACN:	055 513 070
Announcement Number:	347
Pages(Includes this page):	8
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**NEW ISSUE ANNOUNCEMENT**
Date Sent:	19 January 2001
Bar Code:	

Please find Appendix 3B attached.

Yours sincerely

Michael Bowan
General Counsel and Secretary

ASXCAP

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

ST.GEORGE BANK LIMITED

ACN, ARBN or ARSN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	11,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	*Issue of shares under the St.George Bank Executive Performance Share Plan*
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	19 January 2001

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	456,228,839	ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	N/A	N/A

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	To be treated in the same manner as other quoted ordinary shares.

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

+ See chapter 19 for defined terms.

25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

+ See chapter 19 for defined terms.

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35	☐	The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders
36	☐	A distribution schedule of the additional +securities setting out the number of holders in the categories 1 - 1,000 1,001 - 5,000 5,001 - 10,000 10,001 - 100,000 100,001 and over
37	☐	A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

+ See chapter 19 for defined terms.

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

+ See chapter 19 for defined terms.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Date: 19 January 2001
Company Secretary

Print name: Michael Bowan

== == == == ==

+ See chapter 19 for defined terms.

news release

st.george

BAR CODE: SGB000348

19 January 2001
RE060101

St.George Announces New $300m Preference Share Issue

St.George Bank Limited ("St.George") today lodged a prospectus with the Australian Securities and Investments Commission supporting a fully underwritten $300 million offer of PRYMES (Preferred Resetting Yield Marketable Equity Securities).

In its recent annual report and results announcement, St.George outlined its intention to implement a number of capital management initiatives to be completed by 31 March 2001. The initiatives which are being implemented to enhance returns to shareholders include:

- an off-market buy-back of ordinary shares to the value of approximately $375 million;
- the issue of new preference shares to the value of approximately $300 million; and
- conversion of the existing $360 million of converting preference shares to ordinary shares.

Details of the off-market buy-back were announced on Friday, 12 January 2001. The PRYMES offer announced today represents the next step in the execution of these capital management initiatives.

St.George proposes to offer three million PRYMES with an issue price of $100.00 each, raising $300 million. The minimum investment for retail applicants is $2,000 or 20 PRYMES.

The PRYMES offer a preferred dividend for the first five years at a rate of at least 6.25%pa or the five year swap rate on the allotment date plus a margin of 0.75%. St.George expects the dividend to be fully franked. St.George may reset the term and dividend rate after five years and on each subsequent dividend reset date. Further details are outlined in the Prospectus.

Credit Suisse First Boston Australia Limited has been appointed as Lead Manager and Underwriter to the offer.

The offer will open from 9.00am on Monday, 29 January 2001 and is expected to close at 5.00pm on Friday, 16 February 2001. It is expected that the PRYMES will commence trading (on a deferred settlement basis) on Australian Stock Exchange on Thursday, 22 February 2001 (dates are indicative only and are subject to change). St.George may close the offer early or extend the closing date of the offer without notice.

The PRYMES offer is designed to give existing ordinary shareholders and CPS holders an opportunity to participate in the offer. Preferential allocation to St.George ordinary shareholders and CPS holders will be offered in the event of excess retail demand. To receive the preferential allocation, these shareholders must complete the personalised application form obtained through the pre-registration card which will be sent to these shareholders shortly.

The offer of PRYMES will be made in, or accompanied by, a copy of the prospectus, which is available on the St.George website, www.stgeorge.com.au. Anyone wishing to acquire PRYMES will need to complete the application form that will be in or will accompany the prospectus.

If you require a copy of the prospectus, are an ordinary shareholder or CPS holder who wishes to register for a preferential allocation or have any general enquiries regarding this offer, you should contact the St.George InfoLine 1800 804 457.

Media Inquiries: Adam Cooke, St.George (02) 9952 1249 or 0411 259 432, Philip Lewis, CSFB (02) 8205 4520 or Shane Doyle, CSFB (02) 8205 4512.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

St.George Bank Limited

ACN, ARBN or ARSN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	PRYMES (Preferred Resetting Yield Marketable Equity Securities)
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	3,000,000

+ See chapter 19 for defined terms.

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Non-cumulative, resetting, non-redeemable, fully paid, converting preference shares The issue price of PRYMES is $100 each. St.George may elect to convert the PRYMES into ordinary shares at each dividend reset date (the first of which is scheduled to be in February 2006). In certain other circumstances, St.George or holders of PRYMES may convert at this and other times. On conversion, each PRYMES converts (with no further act) to one ordinary share and the issue of an additional number of ordinary shares in St.George Bank Limited.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	No. PRYMES will rank equally with ordinary shares in St.George only after conversion. Dividends on PRYMES will be paid in preference to dividends on Ordinary Shares. PRYMES rank ahead of ordinary shares for a return of capital (not exceeding the issue price) and for payment of declared but unpaid dividends on a winding up but do not participate to any other extent in the surplus assets or profits of St.George.
5	Issue price or consideration	$100 per PRYMES (applications must be for a minimum of 20 PRYMES)
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue of new preference shares as part of St.George's capital management plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	26 February 2001

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
3,000,000	PRYMES
456,228,839	Ordinary Shares
24,007,327	Non-redeemable, non-cumulative Preference Shares
174,965	Advance 8.5% Unsecured Capital Notes
217,134	Advance 8.25% Unsecured Capital Notes

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
13,440	Borrowers' shares unpaid
363,601	Depositors' shares unpaid
22,810,892*	Sell Back Rights*
* Estimated	* Scheduled to begin deferred trading on 19 February 2001

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Dividends will generally be payable in February and August each year with the first dividend payable in August 2001. 20 Dividends will be paid on PRYMES in preference to dividends on Ordinary Shares. Calculation of dividends will be based on the higher of 6.35% or the rate which is 0.75% over the five year swap rate on the allotment date. The dividend rate will be reset by St.George on the Dividend Reset Date (the first of which is in February 2006).

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☒ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

+ See chapter 19 for defined terms.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 19/1/01
(Director/Company secretary)

Print name: MICHAEL BOWAN

== == == == ==

Allen Allen & Hemsley

LAWYERS

ALLENS ARTHUR ROBINSON GROUP

Date	28 February 2001
Pages	1 of 12
From	Damien Hill 70548
To	**Alex Gibson**, Shareholder Relations Manager, St.George Bank, Sydney
Fax	(02) 9236 1899

The Chifley Tower
2 Chifley Square
Sydney NSW 2000
Australia
Tel 61 2 9230 4000
Fax 61 2 9230 5333

Correspondence
GPO Box 50
Sydney NSW
Australia 2001
DX 105 Sydney

www.allens.com.au

CONFIDENTIAL FAX

Fax enquiries ring
Tel 61 2 9230 4631

Dear Alex

Project Spacer – Appendix 3B and Press Release

As requested, I attach a copy of the Press Release and Appendix 3B in relation to the PRYMES.

Please let me know if you need any additional information.

Kind regards

Damien Hill
Lawyer
Damien.Hill@allens.com.au
Tel (02) 9230 4942

Peter Jones
Partner

Our Ref PSJS:DYHS:203279918

Important Information

This Prospectus is an invitation to St.George Shareholders, CPS holders and members of the public to apply for non-cumulative, resetting, non-redeemable, fully paid, convertible preference shares (or Preferred Resetting Yield Marketable Equity Securities or PRYMES™) at a price of $100.00 each payable in full on Application ("Offer").

This Prospectus is dated 19 January 2001, being the date it was lodged with ASIC. The period from the date this Prospectus was lodged with ASIC to when the Offer opens is the Exposure Period and the period from when the Offer opens to when it closes is the Offer Period.

ASIC and ASX take no responsibility for the contents of this Prospectus.

No securities will be allotted or issued on the basis of this Prospectus later than 13 months after the date of this Prospectus.

Prospectus Availability and Applications

This Prospectus and the Application Forms will be made generally available from when it is lodged with ASIC by being posted on the St.George website at **www.stgeorge.com.au**. Printed copies of this Prospectus and the Application Forms are available free of charge during the Offer Period by calling the St.George InfoLine **1800 804 457**.

Applications under this Prospectus will not be accepted by St.George prior to the Offer Period opening and, in any case, until after the Exposure Period has expired. The Exposure Period is generally seven days from the date that a prospectus is lodged with ASIC but may be extended by ASIC for up to a further seven days. No preference will be conferred on persons who lodge Applications before the Exposure Period has expired.

Applicants should read this Prospectus in its entirety before deciding to participate in the Offer. If, after reading this Prospectus, you are unclear or have any questions about the Offer, you should contact your legal, financial or other professional adviser.

Applications for PRYMES™ can only be submitted on original Application Forms which accompany this Prospectus. A Prospectus and Application Forms may be obtained either electronically from the St.George website **www.stgeorge.com.au** or by calling the St.George InfoLine **1800 804 457**. Please refer to Section 2 for details on "How to Invest in St.George PRYMES™".

Defined Words and Expressions

Some words and expressions used in this Prospectus have defined meanings. The Glossary of Terms in Appendix B defines these words and expressions. A reference to $ or cents in this Prospectus is a reference to Australian currency. A reference to time in this Prospectus is a reference to Sydney time.

Disclaimer

No person is authorised to give any information or to make any representation concerning the Offer which is not contained in this Prospectus. Any information or representation not so contained may not be relied upon as having been authorised by St.George. Except as required by law and only to the extent so required, neither St.George nor any other person warrants the future performance of St.George or any return on any investment made pursuant to this Prospectus.

Overseas St.George Shareholders and CPS holders

Due to regulatory requirements, the invitation to apply for PRYMES™ is not extended to investors (including St.George Shareholders and CPS holders) resident outside Australia. Residents of the United States should also refer to Section 10.4.

st.george

St.George Bank Limited
ABN 92 055 513 070
Head Office
4 – 16 Montgomery Street
Kogarah NSW 2217

Locked Bag 1
Kogarah NSW 2217
Tel: +61 (2) 9952 1111
Fax: +61 (2) 9952 1000
St.George InfoLine: 1800 804 457

19 January 2001

Dear Investor,

As part of St.George's continued commitment to efficient and innovative capital management, I am pleased to offer you this opportunity to invest in St.George through the issue of Preferred Resetting Yield Marketable Equity Securities ("PRYMES™").

On 8 November 2000, St.George announced a pleasing full year result which signalled the Bank is well positioned for sustained improvements in future financial performance. At that time, the Directors outlined their intention to implement a number of capital management initiatives designed to enhance returns to shareholders, namely:

- complete an off-market buy back of Ordinary Shares;
- issue new preference shares; and
- convert its existing Converting Preference Shares to Ordinary Shares.

We are in the process of completing each of these steps. The details of the off-market buy back were announced on Friday, 12 January 2001. The PRYMES™ issue represents the next step in these capital management initiatives. St.George proposes to issue three million PRYMES™ with an Issue Price of $100.00 each, with a preferential allocation to St.George Shareholders and CPS holders over general retail applicants if there is excess demand. The minimum investment for applicants is $2,000. We have applied for the PRYMES™ to be listed on ASX.

PRYMES™ offer a preferred dividend for the first five years at a rate of at least 6.25% pa. We expect that the dividends will be fully franked.

St.George may reset the Dividend Rate from 21 February 2006 and on each subsequent Dividend Reset Date. Before each Dividend Reset Date, Holders may offer for sale some or all of their PRYMES™ through a Resale Facility for the Issue Price of $100.00 (less costs) for each PRYMES™. Holders may also elect at that time to convert to Ordinary Shares any PRYMES™ not sold through the Resale Facility.

This Prospectus contains full details of the Offer, the terms of the PRYMES™, proforma financial information and a description of some of the risks associated with an investment in PRYMES™. Please read it carefully before deciding whether to invest. If there is any matter on which you require further information or if you are uncertain as to whether PRYMES™ are a suitable investment for your purposes, you should consult your legal, financial or other professional adviser. If you have any queries about the issue of PRYMES™, please call the St.George InfoLine **1800 804 457.**

On behalf of the Board, I commend to you this opportunity to invest in St.George.

Yours faithfully,

Frank J Conroy
Chair



Contents

Key Dates

EVENT	SYDNEY TIME	DATE
Prospectus lodged with ASIC		Friday, 19 January 2001
Offer opens	9.00am	Monday, 29 January 2001
Offer closes ("Closing Date")	5.00pm	Friday, 16 February 2001
Allotment Date		Wednesday, 21 February 2001
PRYMES™ commence trading on ASX on a deferred settlement basis		Thursday, 22 February 2001
Despatch of CHESS holding statements commences		Monday, 26 February 2001
PRYMES™ trading on ASX on a normal settlement basis	10.00am	Tuesday, 27 February 2001
First Dividend payment		Monday, 20 August 2001

These dates are indicative only and are subject to change. St.George may, with the consent of the Underwriter, close the Offer early or extend the Closing Date of the Offer without notice. If the Closing Date of the Offer is changed, the subsequent dates may also be changed accordingly.

Prospective investors are encouraged to submit their Application Forms (accompanying this Prospectus) as soon as possible after the Offer Period opens.

Summary of the Offer



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1 Summary of the Offer

1.1 Key Terms of PRYMES™

This Prospectus contains the details of the Offer of PRYMES™. Set out below is a summary of the key terms of the PRYMES™. This information should be read in conjunction with other information contained in this Prospectus and, in particular, the terms of issue of the PRYMES™ set out in full in Appendix A ("Issue Terms").

TERM	DETAILS
Issuer:	St.George Bank Limited.
Security:	Non-cumulative, resetting, non-redeemable, fully paid, convertible preference shares (or **P**referred **R**esetting **Y**ield **M**arketable **E**quity **S**ecurities or PRYMES™).
Issue Size:	An underwritten issue of $300 million (or three million PRYMES™).
Issue Price:	$100.00 per PRYMES™.
Dividend Payment:	The non-cumulative Dividend is payable half yearly in arrears generally on 20 February and 20 August. The first Dividend is payable on Monday, 20 August 2001. Payment of Dividends is at the discretion of Directors. Directors may only declare a Dividend if St.George complies at the time of declaration with APRA's then prevailing prudential standards and there are funds legally available for the payment of Dividends.
Dividend Rate:	A rate fixed for the first five years of the higher of: →→ 6.25% pa; or →→ the rate which is 0.75% over the five year Swap Rate[1] on the Allotment Date. The Dividend Rate will be reset at each Dividend Reset Date.
Dividend Reset Date:	The first Dividend Reset Date is 21 February 2006. Shortly prior to each Dividend Reset Date, the Dividend Rate and the period for which that rate will be reset will be notified to Holders.
Franking:	The Dividend Rate assumes full franking. If a Dividend is unfranked or partially franked, the Dividend will be increased to compensate the Holder for the unfranked amount.

Note: (1) As at the date of this Prospectus, the five year Swap Rate was 5.60% pa.



TERM	DETAILS
Resale Facility and Conversion:	Before each Dividend Reset Date, Holders may offer for sale some or all of their PRYMES™ to the Resale Agent[1] through the Resale Facility for the Issue Price (less Disbursements). Holders may also have elected at that time to convert to Ordinary Shares any PRYMES™ not sold through the Resale Facility. St.George may also elect to convert the PRYMES™ into Ordinary Shares at each Dividend Reset Date. In certain specified circumstances, St.George or Holders may convert at other times.
Conversion Ratio:	Each PRYMES™ will convert into one Ordinary Share, and at which time the Holder will also be allotted the number of additional Ordinary Shares determined in accordance with the formula set out in clause 7.9 of the Issue Terms.
Ranking:	Dividends on PRYMES™ will be paid in priority to any dividends declared on Ordinary Shares. On a winding-up of St.George, PRYMES™ will rank for return of capital (not exceeding the Issue Price) and payment of any Dividend declared but unpaid behind all creditors and depositors of St.George but ahead of Ordinary Shares.
Participation:	Prior to conversion, Holders do not have a right to participate in issues of securities to, or capital reconstructions affecting, Ordinary Shareholders. However, the number of Ordinary Shares to be issued on conversion will be adjusted for bonus issues, rights issues, capital returns or capital reconstructions in accordance with the Issue Terms.
Non-cumulative Dividends:	Dividends are non-cumulative. If all or part of a Dividend is not declared, St.George is not obliged to pay, and no Holder has a right to be paid, the unpaid part of that Dividend.
Non-redeemable:	The PRYMES™ are not redeemable by St.George or the Holders.
Voting Rights:	Holders will have no right to vote at general meetings except in limited circumstances as prescribed by ASX Listing Rules.
Quotation:	ASX.

Note: (1) The Resale Agent is not obliged to acquire the PRYMES™ from the Holders. The Resale Agent is not an agent of St.George.





1.2 St.George – Australia's Fifth Largest Bank

St.George, Australia's fifth largest bank, was founded in 1937 and went on to build a reputation as Australia's leading building society, before achieving full banking status in 1992.

The merger with Advance Bank in 1997 and the acquisition of SEALCORP in 1998 substantially added to St.George's customer base and further expanded the products and services available to St.George's customers. BankSA, the leading bank in South Australia in terms of lending, is also part of St.George.

St.George, which employs around 7,500 staff, consists of four key Business Divisions:

→→ Personal and Small Business Banking;

→→ Investment Services;

→→ Institutional and Business Banking; and

→→ BankSA.

St.George has experienced solid financial performance over the past five years which has been reflected in the strong performance of its Ordinary Share price.

St.George Ordinary Share Price Five Year History to 10 January 2001 ($)


16.00
14.00
12.00
10.00
8.00
6.00
JAN 96
JAN 97
JAN 98
JAN 99
JAN 00
JAN 01

Operating Profit After Tax[1] ($M)
for the year ended 30 September


165
227
300
316
351
1996
1997
1998
1999
2000

Operating profit after tax (after outside equity interests and before abnormal items) increased to $351 million for the year ended 30 September 2000. An increase of 11.1% from the previous year.

Note: (1) After outside equity interests and before abnormal items.

Managed Funds ($Bn)
as at 30 September


0.5
1.7
0.6
5.2
1.8
0.8
7.2
2.6
0.9
9.3
2.8
1.0
1996
1997
1998
1999
2000
SEALCORP
Other Managed Funds
Advance Property Fund[2]

Managed funds increased to $13.1 billion at 30 September 2000 from $10.7 billion at 30 September 1999 reflecting continued strong growth in SEALCORP funds.

Note: (2) Advance Asset Management Limited is no longer the responsible entity for Advance Property Fund effective from 1 November 2000.

Basic Earnings[3] and Dividend per Ordinary Share (Cents)
for the year ended 30 September


80.5
70.1
74.7
77.4
84.3
52
52
52
52
55
1996
1997
1998
1999
2000
Basic Earnings per Ordinary Share
Dividends per Ordinary Share

Basic Earnings per Ordinary Share (before goodwill and abnormal items) increased by 8.9% for the year ended 30 September 2000 over the previous year. Dividends per Ordinary Share also increased to 55 cents.

Note: (3) Before goodwill and abnormal items

Non-interest Income to Total Income and Expense to Income (%)
for the year ended 30 September


59.1
59.0
17
19
25
58.0
29
58.3
32
58.2
1996
1997
1998
1999
2000
Non-Interest Income to Total Income
Expense to Income

Non-interest income to total income increased to 32% for the year ended 30 September 2000 from 29% the previous year, reflecting growth in managed funds income and increased product fees and commissions. St.George also experienced improvement in its expense to income ratio for the year ended 30 September 2000 from the previous year.



St.George is driven by a disciplined strategic priority to create shareholder value, by increasing both return on equity and earnings per share while building a superior and lasting financial services franchise.

How to Invest in St.George PRYMES℠

Invest


0100
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2.1 When to Apply

The Offer will open at 9.00am on Monday, 29 January 2001 and is expected to close at 5.00pm on Friday, 16 February 2001.

Applications must be received at St.George Share Registry by no later than 5.00pm on Friday, 16 February 2001.

St.George may close the Offer early or extend the Closing Date without notice. **Prospective investors are encouraged to submit their Application Forms as soon as possible after the Offer opens.** If the Closing Date is varied, subsequent dates may also be varied accordingly.

2.2 How to Apply

To apply for PRYMES™, you must complete the Application Form accompanying this Prospectus or obtained from the St.George website, **www.stgeorge.com.au**, in accordance with the instructions set out on the Application Form. Your completed Application Form and payment must be returned to the address set out below.

2.3 Minimum Application

The price for each of the PRYMES™ is $100.00. Applications must be for a minimum of 20 PRYMES™ or $2,000.

2.4 St.George Shareholders or CPS Holders

If you are registered as a St.George Shareholder or CPS holder at 7.00pm on Friday, 9 February 2001 and you apply to receive a Prospectus (either through returning the pre-registration card mailed to all Ordinary Shareholders and CPS holders or contacting the St.George InfoLine **1800 804 457** to request a Prospectus), you should receive a personalised Application Form with your copy of this Prospectus.

You must use the personalised Application Form to apply for PRYMES™ to ensure that you receive your St.George Shareholder and CPS holder preferential allocation (see Section 4.1.2). If you print, complete and send to St.George a general Application Form downloaded from the St.George website, then as a St.George Shareholder or CPS holder you will not receive any preferential allocation.

2.5 Other Applicants

If you were not registered as a St.George Shareholder or CPS holder at 7.00pm on Friday, 9 February 2001, you should use the Application Form accompanying this Prospectus or the Application Form available with this Prospectus on the St.George website at **www.stgeorge.com.au**

2.6 Where to Send Your Completed Application Form

Completed Application Forms, including Application Forms obtained from the St.George website, (but excluding broker firm Applications), and accompanying cheque(s) or money order(s) must be mailed or delivered to St.George Share Registry at:

GPO Box 7043
Sydney NSW 2001

or

Level 3
60 Carrington Street
Sydney NSW 2000.

Application Forms and accompanying cheques or money orders will not be accepted at St.George's registered office or at any St.George branch.

2.7 Payment

Application Forms, duly completed, must be accompanied by cheque(s) or money order(s) in Australian dollars. Cheques should be crossed 'not negotiable' and made payable to St.George PRYMES™ Offer Account. Clients of the Lead Manager or other brokers with firm allocations should refer to their broker for settlement instructions.

2.8 Broker Firm Applications

If you have received a firm allocation of PRYMES™ from the Lead Manager or another broker, your Application and payment procedures will differ in two important ways from those described above:

- your Application cheque(s) or money order(s) must be made payable to the Lead Manager or other broker (not to St.George PRYMES™ Offer Account); and
- your completed Application Form and Application cheque(s) or money order(s) must be delivered to the Lead Manager or other broker directly (not to St.George Share Registry).

These differences, and any other requirements, will be explained to you by the Lead Manager or other broker. If you have a firm allocation of PRYMES™ and are in any doubt about what action you should take, you should immediately contact the Lead Manager or other broker who has made you an offer of a firm allocation.

2.9 Brokerage and Stamp Duty

No brokerage or stamp duty on the allotment of PRYMES™ is payable by investors who apply using the appropriate Application Form. That is, St.George Shareholders and CPS holders should apply using the personalised Application Form and all other prospective investors should apply using the general Application Form.

2.10 Refunds

If you are allotted less than the number of PRYMES™ you applied for (or none), you will receive a refund cheque as soon as practicable after the Closing Date. Interest will not be paid on Application monies refunded.

2.11 Who May Apply?

Only Australian residents may apply for PRYMES™. This restriction also applies to St.George Shareholders and CPS holders. See Section 10.4 for details about residents of the United States.

2.12 Enquiries

If you have questions regarding the Offer, require assistance to complete the Application Form, or require additional copies of this Prospectus and Application Forms, you should refer to Section 3 where some answers to key questions are provided or contact the St.George InfoLine **1800 804 457**.

If you are unclear on any matter or are uncertain if PRYMES™ are a suitable investment for your purposes, you should contact your legal, financial or other professional adviser.

By returning a valid Application Form, the applicant acknowledges that they have received and read this Prospectus in its entirety.



Customer service remains at the core of St.George's business philosophy.

Answers to Key Questions

Answers


0100

The purpose of this Section is to answer some of the questions which prospective investors may have about PRYMES™. These answers are intended as a guide only. Further details are provided elsewhere in this Prospectus, which you should read in its entirety. The full Issue Terms of the PRYMES™ are set out in Appendix A.

What are PRYMES™?

PRYMES™ are a new class of St.George share which entitle the Holders to a non-cumulative Dividend in preference to any dividends paid on Ordinary Shares. Dividends are expected to be fully franked. PRYMES™ rank in priority to Ordinary Shares for any return of capital [not exceeding the Issue Price] and payment of any Dividend declared but unpaid on a winding-up of St.George. St.George may not issue shares ranking in priority to PRYMES™ without the prior approval of Holders.

How will Dividends be determined?

The Dividend Rate for the first five years is the higher of:

- 6.25% pa; or
- the rate which is 0.75% over the five year Swap Rate on the Allotment Date.

As at the date of this Prospectus, the five year Swap Rate was 5.60% pa.

St.George will reset the Dividend Rate on each Dividend Reset Date, the first of which is 21 February 2006.

If a Dividend is unfranked or partially franked, it will be increased to compensate for the unfranked portion in accordance with the formula set out in the Issue Terms.

When will Dividends be paid?

Subject to the conditions described below, Dividends will be payable half yearly in arrears generally on 20 February and 20 August each year with the first dividend being payable on Monday, 20 August 2001.

Will Dividends always be paid?

PRYMES™ are not debt instruments, and Dividends are not the same as interest payments.

Payment of Dividends is subject to the Directors, in their discretion, declaring that a Dividend is payable. Directors may only declare a Dividend if at the time of declaration:

- St.George complies with APRA's then prevailing prudential standards; and
- there are funds legally available to pay Dividends.

Dividends on PRYMES™ will be paid in priority to any dividends paid on Ordinary Shares. If the Dividend arising immediately before the declaration of a dividend on the Ordinary Shares, has not been paid or otherwise provided for in full, St.George will only pay a dividend on Ordinary Shares if it has obtained the prior approval of Holders. Dividends on the PRYMES™ are non-cumulative, and therefore if a Dividend, or part of a Dividend, is not declared for any period it will not be made up in subsequent periods.

What happens on Dividend Reset Dates?

On each Dividend Reset Date:

- →→ the Dividend Rate and Term may be reset. If the Dividend Rate is reset, it will be based on the fixed margin to the then prevailing Swap Rate;
- →→ Holders may offer to sell some or all of their PRYMES™ through the Resale Facility. If the PRYMES™ are not so sold, Holders may also elect at that time to convert their PRYMES™ to Ordinary Shares at a discount of 2.5% to the Volume Weighted Average Sale Price of Ordinary Shares or to retain their PRYMES™; and
- →→ St.George may convert some or all of the PRYMES™ to Ordinary Shares at a discount of 2.5% to the Volume Weighted Average Sale Price of Ordinary Shares.

When will conversion occur?

Conversion will occur:

- →→ when St.George nominates to convert some or all of the PRYMES™ into Ordinary Shares on a Dividend Reset Date (the first of which will be 21 February 2006);
- →→ when the Resale Agent does not acquire the PRYMES™ offered for sale through the Resale Facility and the Holder has elected to convert such PRYMES™ not sold to Ordinary Shares; or
- →→ in certain specified circumstances (including a takeover of St.George) at the option of St.George or Holders.

What happens on conversion?

On conversion, each PRYMES™ will convert into one Ordinary Share and its Holder will also be issued the number of additional Ordinary Shares determined in accordance with the formula set out in clause 7.9 of the Issue Terms (summarised in the next paragraph). All of those Ordinary Shares will rank equally in all respects with Ordinary Shares then on issue.

The number of additional Ordinary Shares issued will be calculated by dividing the Issue Price by the Volume Weighted Average Sale Price of Ordinary Shares for the 20 Business Days prior to the Conversion Date, discounted by at least 2.5% except in the case of a takeover of St.George, when the discount may be up to 10% (less the one Ordinary Share converted from a PRYMES™). The number of additional Ordinary Shares issued on conversion is dependent on a number of factors, including the price of Ordinary Shares over that 20 Business Day pricing period.

Can St.George redeem the PRYMES™?

PRYMES™ cannot be redeemed by St.George. However, as mentioned above, St.George can elect to convert PRYMES™ to Ordinary Shares at each Dividend Reset Date or at other times in certain specified circumstances.

What is the Resale Facility?

It is a facility established for Holders to offer for sale, shortly before a Dividend Reset Date, some or all of their PRYMES™ to the Resale Agent for the Issue Price (less Disbursements). The Resale Agent is not obliged to acquire the PRYMES™ offered for sale and does not acquire the PRYMES™ on behalf of St.George. If PRYMES™ offered for sale are not purchased by or through the Resale Agent, Holders may also have elected (at the time of offering the PRYMES™ for sale) to either convert to Ordinary Shares any PRYMES™ not sold through the Resale Facility or retain ownership of the PRYMES™.

Who is the Resale Agent?

Credit Suisse First Boston Australia Equities Limited or another investment bank nominated by St.George for the purposes of the Resale Facility.

Will Holders be able to request repayment of their investment?

Holders have no right to require St.George to repay any of the money originally paid for the PRYMES™, except if St.George is wound-up.

In a winding-up of St.George, what will Holders receive?

If St.George is wound-up, Holders will be entitled to a return of capital (not exceeding the Issue Price) and payment of any Dividend declared but unpaid depending on the amount of funds remaining in St.George after all creditors and depositors of St.George have been paid. Holders rank ahead of *Ordinary Shareholders in a winding-up for a return of capital (not exceeding the Issue Price) and any* Dividend declared but unpaid.

If there is a shortfall of funds on a winding-up, there is a risk that Holders will not receive a full (or any) return of capital or payment of any Dividend declared but unpaid.

Can PRYMES™ be purchased or sold on ASX?

St.George will apply for the PRYMES™ to be quoted on ASX. Once quoted, the PRYMES™ can be purchased or sold through any stockbroker. If quotation is not granted, the PRYMES™ will not be issued and Application monies will be refunded to applicants. Interest will not be paid on Application monies refunded.

What are the taxation implications of holding or disposing of PRYMES™?

The taxation implications of investing in PRYMES™ will depend on a Holder's individual circumstances. St.George Shareholders, CPS holders and other prospective investors should obtain their own taxation advice. A general outline of the taxation implications for Australian residents (for tax purposes) appears in Section 9.

Do PRYMES™ have voting rights?

PRYMES™ do not have voting rights, except in the limited circumstances prescribed by ASX Listing Rules and as described in the Issue Terms. If these circumstances apply, then each of the PRYMES™ will carry the same voting rights as one Ordinary Share.

Is brokerage or stamp duty payable?

No brokerage or stamp duty is payable on the allotment of PRYMES™ by applicants who apply using the appropriate Application Form. However, stamp duty and brokerage may be payable on any subsequent transfer of PRYMES™.

What are the risks of investing in PRYMES™?

An investment in St.George, through PRYMES™, involves risks. You should refer to Section 8 for further information on some of these risks.

You should read the whole of this Prospectus carefully. If you are unclear on any matter or uncertain if PRYMES™ are a suitable investment for you, you should consult your legal, financial or other professional adviser.



On 8 November 2000, St.George announced a pleasing full year result which signalled the Bank is well positioned for sustained improvements in future financial performance.

Offer Details



4.1 Structure of the Offer

4.1.1 *Allotment and Allocation Policy*

St.George intends to allot the PRYMES™ by Wednesday, 21 February 2001.

St.George has the right, in consultation with the Underwriter, to nominate the persons to whom the three million PRYMES™ will be allocated, including allocations to institutional investors and firm allocations to brokers. The distribution of each firm allocation to clients by a broker will be at the discretion of the broker, and is subject to the terms and conditions of the broker firm offer made by the Lead Manager and Underwriter to the relevant broker. Allocations made to institutional investors may be clawed back. Allocations to brokers will be firm allocations and will not be subject to clawback.

St.George and the Lead Manager and Underwriter reserve the right to reject any Applications, or to allocate to any applicant a lesser number of PRYMES™ than that applied for, including less than the minimum Application of 20 PRYMES™.

If an Application is not accepted, or is accepted in part only, the relevant part of the Application monies will be refunded to the applicant as soon as practicable after the Offer closes. Interest will not be paid on Application monies refunded.

4.1.2 *Preferential Allocation for St.George Shareholders and CPS holders*

If there is excess demand, St.George Shareholders and CPS holders registered at 7.00pm on Friday, 9 February 2001 who submit a personalised Application Form will receive a preferential allocation over general retail applicants who are not institutional investors or do not have a broker firm allocation from the Lead Manager and Underwriter or other brokers. Notwithstanding this preferential allocation, St.George Shareholders and CPS holders may receive a lesser number of PRYMES™ than those applied for including less than the minimum Application of 20 PRYMES™.

4.1.3 ASX *Quotation*

Application will be made to ASX for official quotation of the PRYMES™ within seven days after the date of this Prospectus. If quotation is not granted, the PRYMES™ will not be issued and Application monies will be refunded to applicants. Interest will not be paid on Application monies refunded.

4.1.4 Deferred Settlement Trading

It is expected that trading of the PRYMES™ on ASX will commence on a deferred settlement basis on Thursday, 22 February 2001, the day following announcement of allocations, and will continue on that basis until Tuesday, 27 February 2001. This is because trading will take place before entries are made in CHESS for holdings of the PRYMES™ and before CHESS holding statements are sent out to successful applicants. On Monday, 26 February 2001, St.George expects to commence despatching CHESS holding statements, which will set out the number of PRYMES™ issued to each successful applicant.

It is the responsibility of each applicant to confirm their holding prior to trading in PRYMES™. Applicants who sell PRYMES™ before they receive their CHESS holding statements will do so at their own risk.

4.2 Other Information

4.2.1 Underwriting

The issue of three million PRYMES™ is underwritten by the Underwriter. A description of the Underwriting Agreement is set out in Section 10.3. The underwriting is subject to certain termination events, details of which are set out in Section 10.3.2. If any of those events occur, the Underwriter may, at its election, terminate its underwriting obligations.

4.2.2 Provision of CHESS Holding Statements

St.George will apply for PRYMES™ to participate in CHESS so no share certificates will be issued. Each Holder will be provided with a CHESS holding statement which sets out the number of PRYMES™ held.

CHESS holding statements for the PRYMES™ issued pursuant to this Prospectus are expected to be despatched from Monday, 26 February 2001.

4.2.3 Availability of Prospectus

A copy of this Prospectus with an Application Form may be obtained either by contacting the St.George InfoLine **1800 804 457** or on-line at the St.George website at **www.stgeorge.com.au** from Friday, 19 January 2001 to the Closing Date.

Anyone, including people who receive a copy of this Prospectus on-line at **www.stgeorge.com.au**, is entitled to obtain a printed version of this Prospectus (including the Application Form) free of charge, during the Offer Period by contacting the St.George InfoLine **1800 804 457**.

The Offer constituted by this Prospectus in electronic form is available only to persons receiving this Prospectus in electronic form within Australia. Completed Application Forms must be mailed or delivered to St.George Share Registry in the manner set out in Section 2. Application Forms cannot be completed or lodged on-line via the St.George website. However, prospective investors may obtain the Application Form accompanying the electronic Prospectus from the St.George website, print, complete and submit it to the address set out in Section 2.

St.George



The Concise Annual Report and Full Financial Report for St.George for the 2000 financial year provide detailed information about St.George, including information concerning St.George's recent acquisitions and disposals, key alliances and business strategy. Copies of the Concise Annual Report and Full Financial Report for the 2000 financial year are available on-line at the St.George website ***www.stgeorge.com.au*** *or free of charge by contacting the St.George InfoLine* ***1800 804 457****.*

In addition, as a disclosing entity under the Corporations Law, St.George is subject to regular reporting and disclosure obligations. Copies of documents lodged with ASIC in relation to St.George may be obtained from, or inspected at, an ASIC office. You also have the right to obtain, from St.George (free of charge), a copy of any continuous disclosure notices given by St.George after lodgement of its Full Financial Report for the 2000 financial year and before the date of this Prospectus.

5.1 Overview

St.George is the fifth largest banking group in Australia in terms of total assets. The Bank had approximately 2.6 million customers at 30 September 2000, and has a national presence, focussed in New South Wales and South Australia (which accounted for 57% and 15% respectively, of the Bank's gross loans at 30 September 2000). It is the fourth largest banking group in New South Wales, Australia's most populous State, and the largest banking group in South Australia, each in terms of lending. At 30 September 2000, St.George had total assets of $49.6 billion and total shareholders' equity of $3.6 billion.

5.2 Group Structure

St.George divides its operations across corporate lines into four Business Divisions (Personal and Small Business Banking, Investment Services, Institutional and Business Banking and BankSA) and three major Corporate Support Divisions (Finance and Risk Management, Information Technology and Group Services). The Strategy and Internet unit reports directly to the Chief Executive Officer.

At 30 September 2000, St.George employed 6,083 full time employees, 1,349 part time employees and 187 casual employees.

TM st.george

Business Divisions				Corporate Support Divisions		
Personal and Small Business Banking	Investment Services	Institutional and Business Banking	Bank SA	Finance and Risk Management	Information Technology	Group Services
• Branch Banking • Phone Banking • Merchant Services • Small Business Banking • Internet Marketing and Sales • Card Products • *Liability Products* • Insurance Products • Residential Lending • Consumer Lending	• Advance Asset Management • Private Wealth Management • SEALCORP • Margin Lending	• Corporate and Business Banking • Commercial Finance • Property Finance • Structured Products • Group Treasury • Capital Markets • International • *Securitisation* • Scottish Pacific	• Metropolitan Banking • Rural Banking • Commercial Banking (SA and NT)	• Finance • Group Credit • Property • Group Audit • Balance Sheet Management • General Counsel and Secretary • *Procurement*	• Architecture and Planning • Project Delivery • Production • IT Support Services	• Human Resources • Marketing and Communications • Group Information Services • Corporate Relations

5.3 St.George's Business

St.George has a well diversified business both geographically through its operations outside of New South Wales and operationally through its loan mix and through the proportion of non-interest income earned from Investment Services and other non-lending activities.

St.George's primary business is providing retail banking services, including residential mortgage loans of owner occupied and investment housing and retail call and term deposits. At 30 September 2000, gross residential mortgage loans totalled $28 billion or 71% of the Bank's gross loans outstanding, and retail deposits totalled $23 billion. Other retail banking and investment services provided by the Bank include residential mortgage insurance, consumer loans, private banking, for high net worth individuals, sale of general and life insurance products, financial planning, margin lending, funds management and master trust services.

St.George also provides a wide range of commercial and business banking services. Banking services provided by St.George to companies with borrowing requirements up to $70 million include commercial loans, construction finance, factoring, and finance for motor vehicle dealers and their retail clients. Business banking loans totalled $9 billion or 23% of the Bank's gross loans outstanding at 30 September 2000. Other services include foreign exchange and money market facilities, capital market issues and structured finance.

Geographic Loan[1] Mix by State ($39Bn)
as at 30 September 2000


ACT 4%
NT 1%
WA 5%
SA 15%
QLD 9%
VIC 9%
NSW 57%

Loan[1] Mix ($39Bn)
as at 30 September 2000


Other 1%
Consumer 5%
Business Banking 23%
Residential 71%

Income Mix ($1.7Bn)
for the year ended 30 September 2000


Other 6%
Managed Funds 8%
Product Fees and Commissions 18%
Net Interest Income 68%

Note: (1) Gross receivables.

5.4 Business Strategy

St.George is driven by a disciplined strategic priority to create shareholder value, by increasing both return on equity and earnings per share while building a superior and lasting financial services franchise.

Return[1] on Average Total Shareholders' Equity and Total Assets (%)



1.0
0.9
1.0
15.7
0.9
13.9
11.2
11.6
12.2
0.8
1996
1997
1998
1999
2000
Return on Average Total Shareholders' Equity
Return on Average Total Assets

Earnings[1] per Ordinary Share (Cents)



80.3
70.2
74.7
74.6
77.4
75.1
81.8
1996
1997
1998
1999
2000
Basic
Diluted

Note: (1) Before goodwill and abnormal items.

St.George is in the process of implementing a redesign program, known as 'Best Bank', with the objective of streamlining the Bank's operating systems, eliminating duplications and inefficiencies, improving customer services and creating a strong platform for growth. St.George began preparations for the 'Best Bank' process in September 1999 with the assistance of international banking experts, Aston Associates.

In August 2000, St.George announced the details of the second phase of its 'Best Bank' redesign initiative. As a result, a large number of technology based initiatives that will streamline internal processes are to be implemented during 2001. It is expected that these initiatives will result in significant ongoing benefits to St.George. The cost of the redesign project of $115 million ($75 million after income tax) includes severance payments, consulting fees, implementation costs and other associated costs. Only those costs that are incremental to the Bank's normal operating costs and directly attributable to the 'Best Bank' project have been included.

The redesign is expected to result in $50 million of pre-tax cost savings and revenue generation in 2001 and $120 million in 2002, when the full year impact of all the initiatives is expected to be realised.

Key 'Best Bank' Initiatives

Making Customers the Central Focus

Customer service remains at the core of the Bank's business philosophy. Products and services will be aligned to the changing usage patterns and preferences of customers. The capability and functionality of automated delivery channels will be enhanced to provide greater convenience for customers 24 hours, seven days a week. The branch network will be significantly reconfigured according to customer needs. Once completed, there will be three different types of branches – Financial Service Centres, Retail Banking Centres and Automated Banking Centres.

Improving Operating Efficiency

Processes identified as inefficient will be eliminated, automated or streamlined. The credit review and loan application process will be significantly automated, freeing up staff and giving customers faster service.

Investing in Technology

The Bank will invest $56 million in technology infrastructure. This expenditure is planned to position the Bank to operate on a fully integrated information platform to provide a 'One Group' approach to product delivery and customer relationships. Technology will also be used to improve internal operations through activities such as on-line training and electronic purchasing.

Increasing Sales and Strengthening Customer Relationships

The introduction of a new lead management system, improved product tailoring and automatic registration for phone and Internet banking will be fundamental to St.George's overall approach to sales and customer relationship management. The move will be supported by enhanced staff training and targeted incentive schemes.

Increasing Revenue

As part of the redesign, pricing and product packages have been reviewed. A value based pricing strategy will be introduced, one which identifies the value of products and services and prices accordingly. Customers will continue to have control over the fees they pay based on how they choose to transact with the Bank.

These initiatives are expected to significantly enhance St.George's response to market needs.



St.George will invest $56 million in technology infrastructure.

Impact of the Capital Management Initiatives on St.George


0100
1 0 1 1

6.1 Proforma Financial Information

The issue of PRYMES™ to raise $300 million gross proceeds represents one of the steps in St.George's capital management initiatives. The other two steps are the off-market buy-back of Ordinary Shares to the approximate value of $375 million (announced on 12 January 2001) and the conversion of the existing CPS (yet to be announced). St.George intends to finance the buy-back of Ordinary Shares from existing cash resources and expects these resources to be substantially replaced by the issue of PRYMES™.

The following tables demonstrate the favourable impact that the capital management initiatives are expected to have on St.George's performance measures based on the documented assumptions listed in Section 6.1.1 and the 30 September 2000 annual results. Basic earnings per Ordinary Share (before goodwill and abnormal items) is expected to increase from 84.3 cents per Ordinary Share to 85.7 cents per Ordinary Share. The annual return on average ordinary equity (before goodwill, abnormal items and outside equity interests ("OEI") and after CPS and Depositary Capital Securities ("DCS") dividends) is expected to increase from 13.86% to 14.29%. The annual return on average ordinary equity (before abnormal items and after goodwill, OEI, and CPS and DCS dividends) is expected to increase from 10.21% to 10.63%.

St.George's reported after tax annual profit after CPS and DCS dividends and attributable to Ordinary Shareholders would increase by $11 million as a result of the reduced cost of the PRYMES™. Total transaction costs estimated to be approximately $8 million associated with the capital management initiatives are applied against capital in accordance with accepted accounting requirements.

The net impact of the buy-back and conversion of the existing CPS will result in a slight increase in the number of Ordinary Shares by 1.1% from 455.4 million to approximately 460.4 million (assuming all the sell back rights issued to Ordinary Shareholders are exercised to buy back Ordinary Shares). The capital management initiatives are expected to have minimal impact on St.George's capital adequacy ratios with the Tier 1 capital ratio falling from 7.7% to 7.5% and the total capital adequacy ratio falling from 11.5% to 11.3%.

The following tables represent St.George's proforma capital structure, balance sheet, profit and loss statement, key performance ratios and capital adequacy ratios for the year ended 30 September 2000, adjusted for the impact of the capital management initiatives. For the purpose of demonstrating the impact of the buy-back on the 30 September 2000 financial year information, these transactions are assumed to have been completed on 1 October 1999. The assumptions apply as at that date except for the Ordinary Share price assumptions, which have been based on the Ordinary Share price and trading levels to 10 January 2001, and the number of Ordinary Shares to be bought back, which is based on the number of Ordinary Shares on issue as at 10 January 2001 of 455,738,731. These assumptions impact the buy-back price, the weighted average sale price of Ordinary Shares used to calculate the number of Ordinary Shares issued as a result of the CPS conversion and the calculation of the number of Ordinary Shares bought back.

St.George has appointed KPMG as Investigating Accountant to provide an Investigating Accountant's Report which is included in this Prospectus (see Section 7). The Investigating Accountant's Report includes:

(a) KPMG's opinion on whether the historical financial information included in this Section 6.1 is fairly presented in accordance with generally accepted accounting principles as applied in Australia for reporting on financial information in a prospectus; and

(b) a report on whether anything has come to KPMG's attention which would cause it to believe that the proforma financial information disclosed in this Section 6.1 is not properly drawn up in accordance with the basis of preparation and assumptions set out below and with generally accepted practice as applied in Australia for presenting proforma financial information in a prospectus.

6.1.1 Key Assumptions for Proforma Financial Information

The key assumptions used in the preparation of the proforma financial information are that:

(a) 22,786,937 Ordinary Shares, or approximately 5% of the Ordinary Shares, are bought back under the buy-back for $16.50 per Ordinary Share, which assumes all the sell back rights issued are exercised;

(b) the dividends declared on Ordinary Shares are the same as those for the year ended 30 September 2000 which were an interim dividend of 26 cents per Ordinary Share and final dividend of 29 cents per Ordinary Share;

(c) an interim and final dividend of 67.5 cents per CPS or 9.0% pa is replaced by an interim dividend of 26 cents and a final dividend of 29 cents per Ordinary Share on the 27,765,117 Ordinary Shares issued on the conversion of the CPS;

(d) 27,765,117 Ordinary Shares are issued as a result of the early conversion of the CPS. This number is derived from the weighted average sale price of Ordinary Shares sold on ASX during the 20 trading days to 10 January 2001 discounted at 5%;

(e) the dividend rate on the $300 million of PRYMES™ is 6.5% pa. As at 19 January 2001, the actual Dividend Rate has not been determined;

(f) interest income received or foregone is immediately converted into cash and earns or costs 2.5% pa using a simple interest calculation method adjusted for taxation at the Australian corporate tax rate for the year ended 30 September 2000 of 36%; and

(g) transaction costs on the capital management initiatives are estimated to be approximately $8 million, representing brokerage, stamp duty, printing and postage etc and relate primarily to the issue of the PRYMES™.

6.1.2 Proforma Capital Structure and Balance Sheet

Proforma Issued and Paid Up Capital	ACTUAL 30 SEPTEMBER 2000 (NO. OF SHARES)	ACTUAL 30 SEPTEMBER 2000 ($M)	PROFORMA 30 SEPTEMBER 2000 (NO. OF SHARES)	PROFORMA 30 SEPTEMBER 2000 ($M)
Ordinary Shares[1]	455,439,731	2,659	460,417,911	2,643
CPS	24,007,327	360	-	-
Unissued allotted capital	18,440,000	140	18,440,000	140
General reserve	-	15	-	15
PRYMES™	-	-	3,000,000	292
Total Issued and Paid Up Capital	497,887,058	3,174	481,857,911	3,090

Note: (1) Reflects the impact of the capital management initiatives on issued and paid up capital, based on a buy-back price of $16.50 per Ordinary Share and the conversion of the CPS to Ordinary Shares at a weighted average price of $13.65 per Ordinary Share discounted at 5%. The result is 22,786,937 Ordinary Shares are bought back and 27,765,117 Ordinary Shares are issued from the early conversion of the CPS.

Proforma Balance Sheet as at 30 September ($M)	ACTUAL 1999	ACTUAL 2000	BUY-BACK OF SHARES	CONVERSION OF CPS	ISSUE OF PRYMES™	PROFORMA 2000
Assets						
Cash and liquid assets	581	499	(372)[1]	9[2]	282[3]	418
Due from other financial institutions	146	148	-	-	-	148
Trading securities	4,319	3,930	-	-	-	3,930
Investment securities	287	1,219	-	-	-	1,219
Loans and other receivables	36,232	39,454	-	-	-	39,454
Bank acceptances of customers	403	607	-	-	-	607
Shares in associates	4	137	-	-	-	137
Other investments	84	109	-	-	-	109
Property, plant and equipment	566	564	-	-	-	564
Goodwill	1,582	1,485	-	-	-	1,485
Other assets	813	1,458	-	-	-	1,458
Total Assets	45,017	49,610	(372)	9	282	49,529
Liabilities						
Deposits and other borrowings	32,537	35,047	-	-	-	35,047
Due to other financial institutions	520	1,038	-	-	-	1,038
Bank acceptances	403	607	-	-	-	607
Provisions for dividends	139	153	(7)[4]	(8)[5]	10[6]	148
Income tax liability	314	313	(1)[7]	-	-	312
Other provisions	73	138	-	-	-	138
Bonds and notes	5,894	7,369	-	-	-	7,369
Loan capital	853	979	-	-	-	979
Bills payable and other liabilities	629	325	-	-	-	325
Total Liabilities	41,362	45,969	(8)	(8)	10	45,963
Net Assets	3,655	3,641	(364)	17	272	3,566
Shareholders' Equity						
Share capital	3,249	3,174	(376)[8]	-	292[9]	3,090
Reserves	29	53	-	-	-	53
Retained profits	40	77	12[10]	17[11]	(20)[12]	86
Shareholders' Equity Attributable to Members of St.George	3,318	3,304	(364)	17	272	3,229
OEI in controlled entities	337	337	-	-	-	337
Total Shareholders' Equity	3,655	3,641	(364)	17	272	3,566

Note: (1) Net cash impact of the 22,786,937 Ordinary Shares bought back, interest foregone on the difference between the $376 million of said Ordinary Shares bought back and the issue of $300 million of PRYMES™ and the dividends not paid on the Ordinary Shares bought back.

(2) Net cash impact on dividend payments from early conversion of the CPS. This adjustment is the reversal of the interim CPS dividend of 67.5 cents on 24,007,327 CPS replaced with interim dividends on 27,765,117 new Ordinary Shares.

(3) Net cash impact of the issue of $300 million of PRYMES™ less the interim dividend paid of 6.5% pa and transaction costs of approximately $8 million.

(4) Net impact on the final dividend provision as a result of the 22,786,937 Ordinary Shares bought back at a final dividend of 29 cents per Ordinary Share.

(5) Net impact on final dividend provision from early conversion of the CPS. This adjustment is the reversal of the final CPS dividend of 67.5 cents on 24,007,327 CPS which is replaced with a 29 cent final dividend provision on the 27,765,117 new Ordinary Shares.

(6) Provision for a final dividend on the $300 million of PRYMES™ is calculated at a dividend rate of 6.5% pa.
(7) Taxation provision on interest adjustments.
(8) Net impact on Shareholders' Equity as a result of the $376 million of Ordinary Shares bought back.
(9) Net impact on Shareholders' Equity of issuing $300 million of PRYMES™, net of approximately $8 million transaction costs.
(10) Net impact on retained profits from the buy-back, representing the after tax impact of interest foregone and dividends not incurred on the 22,786,937 Ordinary Shares bought back.
(11) Net impact on retained profits as a result of early conversion of the CPS. This adjustment is the reversal of the full year CPS dividend less the full year dividend on 27,765,117 new Ordinary Shares issued under the conversion.
(12) Net impact on retained profits of the dividend rate of 6.5% pa on the $300 million of PRYMES™.

6.1.3 Proforma Profit and Loss Statement

Proforma Profit and Loss Statement for the year ended 30 September ($M)	ACTUAL 1999	ACTUAL 2000	BUY-BACK OF SHARES	CONVERSION OF CPS	ISSUE OF PRYMES™	PROFORMA 2000
Net interest income	1,139	1,172	(2)[1]	-	-	1,170
Bad and doubtful debts	(45)	(50)	-	-	-	(50)
Net interest income after bad and doubtful debts	1,094	1,122	(2)	-	-	1,120
Other income	475	552	-	-	-	552
Total operating income (net of interest expense and bad and doubtful debts)	1,569	1,674	(2)	-	-	1,672
Operating expenses	(941)	(1,003)	-	-	-	(1,003)
Operating profit before goodwill, abnormal items and income tax	628	671	(2)	-	-	669
Goodwill amortisation	(107)	(101)	-	-	-	(101)
Operating profit before abnormal items and income tax	521	570	(2)	-	-	568
Abnormal items before income tax	(153)	(27)	-	-	-	(27)
Operating profit before income tax	368	543	(2)	-	-	541
Income tax expense attributable to operating profit before abnormal items	205	219	(1)[2]	-	-	218
Tax expense/(benefit) attributable to abnormal items	6	(30)	-	-	-	(30)
Total income tax expense	211	189	(1)	-	-	188
OPAT[3] attributable to members of St.George	157	354	(1)	-	-	353
CPS and DCS dividends	65	68	-	(32)[4]	20[5]	56
OPAT[3] after goodwill, abnormal items and CPS and DCS dividends, attributable to Shareholders	92	286	(1)	32	(20)	297

Note: (1) Net interest foregone on cash used to fund the difference between the Ordinary Shares bought back to the value of $376 million and the issue of $300 million of PRYMES™, transaction costs, the interim dividend paid on Ordinary Shares bought back, the interim dividend not paid on the CPS and the interim dividend paid on the PRYMES™.
(2) Income tax expense adjustment at the Australian corporate tax rate of 36%.
(3) *Operating Profit After Income Tax.*
(4) Reversal of full year CPS dividend not paid as a result of early conversion of the CPS.
(5) Dividend rate on the $300 million of PRYMES™ is 6.5% pa.

6.1.4 Key Proforma Performance Ratios

Key Proforma Performance Ratios for the year ended 30 September	ACTUAL 1999	ACTUAL 2000	BUY-BACK OF SHARES	CONVERSION OF CPS	ISSUE OF PRYMES™	PROFORMA 2000
Earnings per Ordinary Share (cents)						
Basic (before goodwill and abnormal items)	77.4	84.3[1]				85.7[2]
Operating Profit After Tax (before abnormal items) ($M)						
– before goodwill and after CPS and DCS dividends	358	384	(1)	32	(20)	395
– after goodwill and CPS and DCS dividends	251	283	(1)	32	(20)	294
Return on Average Ordinary Equity (before abnormal items) (%)						
– before goodwill and OEI and after CPS and DCS dividends	12.20%	13.86%				14.29%
– after goodwill, OEI, and CPS and DCS dividends	8.55%	10.21%				10.63%
Return on Average Total Assets (before abnormal items) (%)						
– before goodwill and OEI and after CPS and DCS dividends	0.79%	0.81%				0.83%
– after goodwill, OEI, and CPS and DCS dividends	0.56%	0.59%				0.62%
Average Ordinary Equity ($M)	2,933	2,771	(28)	1	21	2,765
Average Total Assets ($M)	45,060	47,642	(29)	1	22	47,636

Note: (1) Weighted average number of Shares on issue: 455,676,941.
(2) Weighted average number of Shares on issue: 460,717,404.

6.1.5 Proforma Capital Adequacy Ratios

Proforma Capital Adequacy Ratios for the year ended 30 September	ACTUAL 1999	ACTUAL 2000	BUY-BACK OF SHARES[1]	CONVERSION OF CPS[1]	ISSUE OF PRYMES[1]	PROFORMA 2000
Qualifying Capital ($M)						
Tier 1 Capital						
Share capital	3,249	3,174	(376)	-	292	3,090
Reserves	415	497	-	-	-	497
Retained profits	40	77	12	17	(20)	86
Less: Goodwill and other APRA deductions	(1,660)	(1,574)	-	-	-	(1,574)
Total Tier 1 Capital	2,044	2,174	(364)	17	272	2,099
Tier 2 Capital						
Asset revaluation reserve	-	24	-	-	-	24
Subordinated debt	807	951	-	-	-	951
General provision for doubtful debts	123	132	-	-	-	132
Total Tier 2 Capital	930	1,107	-	-	-	1,107
Less: Deductions from capital	(27)	(40)	-	-	-	(40)
Total Qualifying Capital	2,947	3,241	(364)	17	272	3,166
Risk Weighted Assets ($M)	24,883	28,102				28,102
Capital Adequacy Ratios (%)						
Tier 1 capital	8.2%	7.7%				7.5%
Tier 2 capital	3.7%	3.9%				3.9%
Less: Deductions from capital	(0.1%)	(0.1%)				(0.1%)
Total Capital Adequacy Ratio	11.8%	11.5%				11.3%

Note: (1) See Notes on Shareholders' Equity on the Proforma Balance Sheet in Section 6.1.2.

6.2 Credit Rating of PRYMES™

St.George and the PRYMES™ have each been rated by Moody's Investors Service, FITCH and Standard & Poor's Ratings Services. As at the date of this Prospectus, the ratings are as follows:

RATING AGENCY	RATING
PRYMES™ Issue Credit Rating (Issued 19 January 2001)	
Moody's Investors Service	'baa1'
FITCH	'A-'
Standard & Poor's Ratings Services	'BBB'
St.George Long Term Issuer Senior Debt Rating	
Moody's Investors Service	'A3'
FITCH	'A'
Standard & Poor's Ratings Services	'A'

Instruments rated 'Baa3'/'baa3' or above by Moody's Investors Service, 'BBB-' or above by FITCH or 'BBB-' *or above by Standard & Poor's Ratings Services are considered to be investment grade* securities. The PRYMES™ have been given an investment grade rating by Moody's Investors Service, FITCH and Standard & Poor's Ratings Services.

· According to Moody's Investors Service, an issue rated 'baa3' is considered to be a medium grade preferred stock, neither highly protected nor poorly secured, and issues rated 'A' offer good financial security.

According to FITCH, an issue rated 'BBB-' is considered good credit quality and indicates that there is currently a low expectation of credit risk. An issuer credit rating of 'A' denotes a high credit quality with a low expectation of credit risk.

According to Standard & Poor's Ratings Services, an issue rated 'BBB' reflects an obligation that exhibits adequate protection parameters. An issuer credit rating of 'A' describes an obligor which has a strong capacity to meet its financial commitments.

These ratings are not 'market' ratings, nor a recommendation by Moody's Investors Service, FITCH or Standard & Poor's Ratings Services to buy, hold or sell the securities. Any such rating is subject to revision or withdrawal at any time.

Investigating Accountant's Report



KPMG

The KPMG Centre
45 Clarence Street
Sydney NSW 1213
Australia

PO Box H67
Australia Square
Sydney NSW 1213
Australia

Telephone: (02) 9335 7000
Facsimile: (02) 9299 7077
DX: 1056 SYDNEY
Internet: www.kpmg.com.au
ABN: 51 194 660 183

The Directors
St.George Bank Limited
St.George House
4 - 16 Montgomery Street
Kogarah NSW 2217
19 January 2001

Dear Directors

Investigating Accountant's Report

1. Introduction

This report has been prepared by KPMG for inclusion in the Prospectus dated 19 January 2001 for the issue of non-cumulative, resetting, non-redeemable, fully paid, convertible preference shares (or Preferred Resetting Yield Marketable Equity Securities or "PRYMES™") to the value of $300 million at a price of $100.00 each, by way of invitation to ordinary shareholders of St.George Bank Limited ("St.George"), converting preference shareholders of St.George and members of the public.

KPMG has been requested to:

- form an opinion on whether the historical financial information disclosed on pages 28 to 32 of the Prospectus is fairly presented in accordance with generally accepted accounting principles as applied in Australia for reporting on financial information in a prospectus; and
- report whether anything has come to our attention which would cause us to believe that the proforma financial information disclosed on pages 28 to 32 of the Prospectus is not properly drawn up in accordance with the basis of preparation and assumptions set out therein and with generally accepted practice as applied in Australia for presenting proforma financial information in a prospectus.

St.George has prepared, and is responsible for, the historical and proforma financial information included in the Prospectus.

Words and expressions defined in the Prospectus have the same meaning in this report.

2. Financial information

2.1. Historical financial information

The historical financial information of St.George, provided in the Prospectus, comprises:

- the balance sheet of St.George as at 30 September 1999 and 30 September 2000;
- the profit and loss statement of St.George for the financial years ended 30 September 1999 and 30 September 2000;
- certain performance ratios for the years ended 30 September 1999 and 30 September 2000; and
- capital adequacy ratios for the years ended 30 September 1999 and 30 September 2000.

The historical financial information has been extracted from the audited financial statements.

2.2. Proforma financial information

The proforma consolidated balance sheet and profit and loss statement have been derived from the historical financial information as at 30 September 2000.

Adjustments have been made for the following:

- the impact of the proposed issue of $300 million in PRYMES™ (at the Issue Price of $100.00 each, payable in full on Application). For the purposes of the proforma financial information, the issue of PRYMES™ is assumed to have taken place on 1 October 1999;
- the impact of the 1 for 20 issue of sell back rights to buy back Ordinary Shares for $16.50 per Ordinary Share. The proforma financial information assumes that:
  - (i) the issue of sell back rights results in the buy back of approximately $375 million of existing Ordinary Shares; and
  - (ii) the buy-back took place on 1 October 1999 and was therefore in place for the full financial year; and
- the impact of the conversion to Ordinary Shares of the $360 million of Converting Preference Shares currently on issue. For the purposes of the proforma financial information, the conversion is assumed to have taken place on 1 October 1999.

The proforma consolidated information in respect of the performance ratios and capital adequacy ratios have been prepared on the same basis as the proforma balance sheet and profit and loss statement as described above.

3. Scope of review

3.1. Historical financial information

The historical financial information has been extracted from the financial statements of St.George for the years ended 30 September 1999 and 30 September 2000.

Those financial statements were audited by KPMG in accordance with Australian Auditing Standards to provide reasonable assurance that the historical financial information is free of material misstatement. KPMG's audit reports, which were unqualified, are not included herein. Audit procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial statements and the evaluation of accounting policies and significant accounting estimates. These procedures were undertaken to form an opinion whether, in all material respects, the historical financial information is presented fairly in accordance with Australian Accounting Standards and other mandatory professional reporting requirements, so as to present a view which is consistent with KPMG's understanding of the relevant reporting entity's financial position, results of operations and cash flows.

In our role as Investigating Accountant, we have further ensured that the historical financial information has been correctly extracted from those audited financial statements for inclusion in the Prospectus.

3.2. Proforma financial information

We have reviewed the proforma financial information in accordance with Australian Auditing Standards applicable to review engagements to report whether, on the basis of the procedures described, anything has come to our attention which would cause us to believe that the proforma financial information disclosed in the Prospectus is not properly drawn up in accordance with the basis of preparation and assumptions set out therein.

The review procedures were substantially less in scope than an audit examination conducted in accordance with generally accepted auditing standards. The review was limited primarily to:

- enquiries of senior management of St.George;
- review of relevant working papers, accounting records and other documentation supporting the adjustments and the assumptions on which they are based; and
- review of the proforma results and balance sheet to determine that they are in accordance with St.George's current accounting policies and the key assumptions underlying their preparation.

Having regard to the nature of the review, which provides less assurance than an audit, and to the nature of the proforma financial information, this report does not express an audit opinion on the proforma financial information included in the Prospectus.

4. Opinions

4.1. Historical financial information

In our opinion, based on the scope of our procedures, the historical financial information, comprising the:

- balance sheet of St.George as at 30 September 1999 and 30 September 2000 as set out on page 29 of the Prospectus;
- profit and loss statement of St.George for the financial years ended 30 September 1999 and 30 September 2000, as set out on page 30 of the Prospectus;
- key performance ratios for the years ended 30 September 1999 and 30 September 2000 as set out on page 31 of the Prospectus; and
- capital adequacy ratios for the years ended 30 September 1999 and 30 September 2000 as set out on page 32 of the Prospectus,

is fairly presented in accordance with generally accepted accounting principles as applied in Australia for reporting on financial information in a prospectus and has been properly extracted from the audited financial statements, or in the case of the capital adequacy ratios, from the supplementary financial information attached to the audited financial statements.

4.2. Proforma financial information

Based on our review, which is not an audit, nothing has come to our attention which would cause us to believe that the proforma financial information, comprising the:

- proforma unaudited consolidated balance sheet as at 30 September 2000;
- proforma unaudited consolidated profit and loss statement of St.George for the year ended 30 September 2000;
- proforma unaudited key performance ratios for the year ended 30 September 2000; and
- proforma unaudited capital adequacy ratios for the year ended 30 September 2000,

is not properly drawn up in accordance with the basis of preparation and assumptions set out on page 28 of the Prospectus and with generally accepted practice as applied in Australia for presenting proforma financial information in a prospectus.

5. Subsequent events

To the best of KPMG's knowledge and belief, there have been no material items, transactions or events subsequent to 30 September 2000 not otherwise disclosed in this report that have come to our attention during the course of our review which would cause the information included in this report to be misleading.

6. Independence

KPMG does not have any interest in the outcome of the issue of PRYMES™ other than in connection with the preparation of this report and participation in due diligence procedures for which normal professional fees will be received.

Yours faithfully

KPMG.

KPMG

Risk Factors



Before applying for PRYMES™, prospective investors should consider whether the PRYMES™ are a suitable investment for them. Prospective investors should be aware that there are risks associated with an investment in PRYMES™, many of which are outside the control of St.George and its Directors. These risks include those set out below and other matters referred to in this Prospectus.

8.1 Risks Associated with Investing in PRYMES™

8.1.1 Financial Market Conditions

The market price of PRYMES™ will fluctuate due to various factors, including general movements in the Australian and international equity markets, investor perceptions, worldwide economic conditions, interest rates, movements in the market price of Ordinary Shares, and factors which may affect St.George's financial position and earnings.

The market price of PRYMES™ may be more sensitive than that of Ordinary Shares to changes in interest rates, and PRYMES™ could trade on ASX at a price below the Issue Price.

The Ordinary Shares held as a result of any conversion of PRYMES™ will, following conversion, rank equally with existing Ordinary Shares. Accordingly, their value after any Conversion Date will depend upon the market price of Ordinary Shares.

8.1.2 Liquidity

The market for PRYMES™ may be less liquid than the market for Ordinary Shares.

8.1.3 Dividends

PRYMES™ are not debt instruments, and Dividends are not the same as interest payments.

Payment of Dividends is at the discretion of Directors. Directors may only declare a Dividend if St.George complies at the time of declaration with APRA's then prevailing prudential standards and there are funds legally available to pay Dividends. Dividends are non-cumulative, and therefore if a Dividend is not declared in any period it will not be made up in subsequent periods.

8.1.4 Conversion

St.George may convert some or all of the PRYMES™ into Ordinary Shares on each Dividend Reset Date and at other times in certain specified circumstances. The Ordinary Shares held by Holders following conversion of their PRYMES™ will have the same rights as other Ordinary Shares, which are different to the rights attached to PRYMES™.

The number of additional Ordinary Shares issued on conversion will depend on a number of factors, including the Ordinary Share price over the 20 Business Days immediately prior to the Conversion Date. The value of the additional Ordinary Shares issued on the Conversion Date may therefore be different to the value calculated through the 20 Business Day pricing period.

8.1.5 Ranking

PRYMES™ are not debt instruments. If St.George is wound-up, Holders will be entitled to a return of capital (not exceeding the Issue Price) and payment of any Dividend declared but unpaid after all creditors and depositors of St.George have been paid. Holders will rank ahead of Ordinary Shareholders in a winding-up for a return of capital (not exceeding the Issue Price) and any Dividend declared but unpaid.

If there is a shortfall of funds on winding-up, there is a risk that Holders will not receive a full (or any) return of capital or payment of any Dividend declared but unpaid.

St.George may issue other preference shares, including further PRYMES™, which rank equally with existing PRYMES™.

8.1.6 Credit Rating

As a result of any further capital management initiatives or other factors, there is a risk that the credit ratings of St.George and the PRYMES™ could be reviewed.

8.1.7 Australian Taxation Considerations on Early Conversion

A general outline of the taxation consequences for Australian residents (for tax purposes) of investing in PRYMES™ is set out in Section 9. This discussion is in general terms and is not intended to provide specific advice addressing the circumstances of any particular prospective investor. Accordingly, prospective investors should seek independent advice concerning their own individual taxation position.

The Australian Government is in the process of a major review of the business tax system. If a change is made to the system and that change materially increases the net cost to St.George of having the PRYMES™ on issue, St.George is entitled to convert the PRYMES™ into Ordinary Shares. Prospective investors should refer to the Issue Terms in Appendix A for further information.

8.2 Risks Associated with St.George

8.2.1 General Business Risks

The financial prospects of any company are sensitive to the underlying characteristics of its business and the nature and extent of the commercial risks to which the entity is exposed. There are a number of risks faced by St.George, including those which encompass a broad range of economic and commercial risks. However, the most common risks that St.George actively manages are credit risk, liquidity risk, market risk and operational risk (including fraud, theft and property damage). These risks create the potential for St.George to suffer loss from:

(a) Credit risk – a debtor or counterparty failing to meet their financial contractual obligations to St.George. This risk is inherent in St.George's lending activities as well as transactions involving derivatives and foreign exchange;

(b) Liquidity risk – the inability to meet financial commitments when they fall due. Liquidity risk arises from mismatches in the cash flows from financial transactions;

(c) Market risk – generally for St.George funding risk and interest rate risk. Funding risk is the risk of overreliance on a particular funding source. The risks associated with such a concentration include volatility in funding costs or funding availability. Interest rate risk arises from a variety of sources including mismatches between the repricing periods of assets and liabilities. As a result of these mismatches, movements in interest rates can affect earnings or the value of St.George; and

(d) Operational risk – the daily operations of the Bank which may result in financial or other loss. Particular areas where operational risk may arise include failure to comply with laws, regulations and internal policies, fraud or error, and systems failure.

The Directors have adopted policies and procedures to control exposures to, and limit the extent of, these risks. Whilst there are inherent limitations in any risk management control system and control breakdowns and system failures can occur, the development and maintenance of effective control systems should provide a solid foundation for risk management.

Pages 34 to 36 of St.George's 2000 Concise Annual Report set out a summary of the key policies which have been put in place by St.George to control exposure to credit risk on lending activities, market risk, liquidity risk and operational risk. See Section 5 for your right to obtain a copy of this document.

8.2.2 Changes in Economic Conditions

The financial performance of St.George could be affected by changes in economic conditions in Australia. Such changes include:

(a) changes in inflation and interest rates, which will particularly affect the net interest margin achieved in St.George's banking operations;

(b) changes in employment levels and labour costs, which will affect the cost structure of St.George;

(c) changes in aggregate investment and economic output; and

(d) other changes in economic conditions which may affect the creditworthiness of lending customers of St.George and the quality of St.George's loan portfolio.

8.2.3 Changes in Investment Markets

Changes in investment markets, including changes in interest rates, exchange rates and returns from equity, property and other investments, will affect the financial performance of St.George through its Investment Services operations and investments held in financial services and associated businesses.

8.2.4 Regulatory Changes

The Australian banking operations of St.George are subject to prudential supervision by APRA. St.George is required, amongst other things, to meet minimum capital requirements within these operations. APRA has recently foreshadowed changes to its capital adequacy guidelines to address prudential issues for financial conglomerates (that is, corporate groups which have operations across a range of financial services). Under these changes, capital adequacy ratios for regulatory purposes may be measured in a different way to that used currently. However, whilst St.George is classified as a financial conglomerate, the consequences of these potential changes for St.George are still unclear.

Changes in the regulatory regimes under which St.George operates may have a significant effect on the financial performance and capital requirements of St.George.

8.2.5 Changes in Government Policy

St.George may be affected by changes in government policy or legislation applying to companies in the financial services industry. For example, the proposed changes to Australian taxation laws as a consequence of the recent Ralph Review of Business Taxation are likely to have implications for St.George. Any proposed change to taxation treatment of any of the companies within the St.George Group may impact the after tax earnings of St.George.

8.2.6 Competition in the Financial Services Industry

The financial services industry in Australia is competitive and subject to significant change. St.George faces significant competition from both traditional banking groups and non-bank financial institutions, which compete vigorously for customer investments and deposits and the provision of lending and wealth management services.

8.2.7 Changes in Technology

Technology plays an increasingly important role in the delivery of financial services to customers in a cost effective manner. St.George's ability to compete effectively in the future will, in part, be driven by its ability to maintain an appropriate technology platform for the efficient delivery of its products and services.

The risks discussed in this Section 8 are not exhaustive and prospective investors should read this Prospectus in its entirety and consult their legal, financial or other professional adviser before deciding whether to invest in PRYMES™.

Summary of Australian Tax Implications for PRYMES



The following is a summary prepared by Mallesons Stephen Jaques of the Australian income tax implications of an Australian resident (for tax purposes) acquiring, holding and disposing of PRYMES™. The summary reflects the Australian tax law at the date of this Prospectus. It does not describe nor take into account tax reform proposals or legislation that has been introduced but not passed by both Houses of Federal Parliament.

The income tax implications can vary depending on the nature and character of each particular Holder and their specific circumstances. This summary describes the general income tax implications that would be expected to arise for Australian resident taxpayers whose activities cannot be described as the conduct of a business of trading or dealing in shares or marketable securities.

This summary is not an exhaustive statement of the possible tax implications for each prospective investor. Each prospective investor should consult their own tax adviser as to the tax implications of participating in the Offer. This summary cannot be relied upon by prospective investors.

9.1 Dividends

Holders should include Dividends in their assessable income for the year of income the Dividends are paid.

The extent to which the Dividend is franked will depend upon the available franking account surplus of St.George on the Dividend's reckoning day (usually the day the Dividend is paid). When a Dividend is paid, St.George will provide to Holders a Dividend statement setting out the extent to which a Dividend is franked.

Entitlement to a franking credit and dividend rebate is also conditional upon the Holder holding the PRYMES™ materially at risk for at least 90 days so as to satisfy the 'qualifying person' test for the purposes of Division 1A of Part IIIAA of the 1936 Act.

If the Holder is a company, the intercorporate dividend rebate may be available to the extent to which the Dividend is franked. Franking credits attaching to dividends received by a corporate shareholder can be credited to the shareholder's own franking amount.

Holders (other than companies) should be entitled to claim a tax rebate equal to the amount of any franking credits attaching to a Dividend. The amount of the franking credit will depend upon the extent to which the Dividend is franked and the applicable Australian company tax rate. Excess franking credits cannot be carried forward to a future year of income. Excess franking credits may be refunded to the Holder if the Holder is an individual, a life assurance company, a superannuation fund, an approved deposit fund, or a pooled superannuation trust (or certain other specified shareholders).

Dividends distributed to beneficiaries of a trust should generally be taxed at the beneficiary level in the same manner as described above. However, if a trust incurs a loss for the year of income or has carried forward tax losses, the benefit of franking credits and the intercorporate dividend rebate may be lost.

9.2 PRYMES™ are Not a 'Security'

PRYMES™ should not constitute a security under either section 159GP(1) or section 303 of the 1936 Act. The consequence is that any assessable amount arising on the disposal of the PRYMES™ should be determined under the capital gains provisions in part 3-1 and 3-3 of the Income Tax Assessment Act 1997.

9.3 Disposal of PRYMES™

A Holder may derive a capital gain or a capital loss on the disposal of a PRYMES™. The capital gain or loss should equal the consideration received on the disposal of a PRYMES™ less the cost base (or reduced cost base in the case of a capital loss) of PRYMES™. The cost base of the PRYMES™ should include the amount paid to acquire the PRYMES™ (whether on issue or purchased from another Holder) as well as the incidental costs associated with the acquisition and disposal of the PRYMES™.

If the Holder is an individual and the PRYMES™ has been held for more than 12 months, only 50% of the capital gain will be assessable. If the Holder is a complying superannuation fund, an approved deposit fund or a pooled superannuation trust, only two thirds of the gain would be assessable.

9.4 Conversion of PRYMES™

Upon conversion, Holders may also be allotted an additional number of Ordinary Shares. Neither the variation of rights of the PRYMES™ nor the additional Ordinary Shares allotted on conversion, will be a dividend or otherwise be assessable income.

The conversion of the PRYMES™ involves a variation of the rights attaching to the PRYMES™. The conversion should not constitute a cancellation or redemption of the existing PRYMES™. The conversion is not a capital gains tax event for capital gains purposes.

9.5 Disposal of Ordinary Shares after Conversion

A Holder may derive a capital gain or capital loss on the disposal of the Ordinary Shares into which the PRYMES™ convert. Any capital gain or capital loss will be calculated in a similar manner as discussed above regarding the disposal of the PRYMES™.

In determining the cost base of the Ordinary Shares held after conversion, the cost base of the original PRYMES™ will be spread across both the converted PRYMES™ and any additional Ordinary Shares issued on conversion. Any additional Ordinary Shares issued on conversion will be deemed to have been acquired at the time of acquisition of the PRYMES™.

Each prospective investor should consult his or her own tax adviser as to the tax implications of participating in the offer.

Additional Information



10.1 Terms of Issue

The rights attaching to PRYMES™ will be governed by the Constitution and the Issue Terms in Appendix A.

10.2 Rights Attaching to Ordinary Shares

PRYMES™ will covert to Ordinary Shares in the circumstances set out in the Issue Terms. The main rights attaching to Ordinary Shares are to:

(a) vote at meetings of Ordinary Shareholders on the basis of one vote per share on a poll;

(b) dividends declared from time to time in proportion to the capital paid up on the shares they hold (subject to the rights of holders of shares carrying preferred rights);

(c) receive information required to be distributed under the Corporations Law and ASX Listing Rules (for example, annual reports); and

(d) participate in a surplus of assets or profits on a winding-up of St.George in proportion to the capital paid up on the shares at the commencement of the winding-up (subject to the rights of holders of shares carrying preferred rights).

The rights attaching to Ordinary Shares are set out in more detail in the Constitution. Copies of the Constitution are available from St.George's registered office on request.

The Constitution also includes provisions on the winding-up of St.George and a limitation on Ordinary Share ownership.

10.2.1 Winding-up of St.George

Article 115 provides that if St.George is wound-up and its assets are insufficient to discharge its liabilities in the winding-up, the deficiency is to be borne by shareholders in certain priority depending on the class of shares held.

No holder of St.George shares is required to contribute more than the amount unpaid, if any, on any share held by that person. As all PRYMES™ issued under this Prospectus will be issued as fully paid, no Holder can be required to contribute further capital to St.George on a winding-up.

10.2.2 Limitation on Ordinary Share Ownership

Articles 10, 11 and 12 of the Constitution restrict individual shareholdings by people (together with their associates) to 10% of the issued shares of the Bank. Prior to 1 July 2002, this provision can only be amended at a general meeting of the Bank with the approval of a majority of Ordinary Shareholders that together hold at least 90% of the Ordinary Shares at that time, and comprises at least 75% of the Ordinary Shareholders.

In addition, the Financial Sector (Shareholdings) Act 1998 restricts ownership by people (together with their associates) of an Australian bank to 15% of the total voting shares outstanding. A shareholder may apply to the Australian Treasurer to extend its ownership beyond 15%, but approval will not be granted unless the Treasurer is satisfied that a holding by that person greater than 15% is in the national interest.

10.3 *Summary of Underwriting Agreement*

St.George entered into an underwriting agreement ("Underwriting Agreement") with Credit Suisse First Boston Australia Equities Limited (or "Underwriter") on Friday, 19 January 2001. Under the Underwriting Agreement, the Underwriter agreed to underwrite the issue of three million PRYMES™ at the Issue Price.

10.3.1 Fees

So long as the Underwriter does not default in its obligation to procure Applications for any shortfall under the Offer, the Underwriter will be paid the following fees (exclusive of goods and services tax) on completion:

(a) an underwriting fee of 1.25% of the amount underwritten; and

(b) a management fee of 0.85% of the amount underwritten.

In addition, St.George is obliged to pay stamp duty relating to the Underwriting Agreement or the Offer and incidental costs and expenses including goods and services tax incurred by the Underwriter in connection with the Offer.

10.3.2 Termination

The Underwriter may terminate its obligations under the Underwriting Agreement by notice to St.George if, before the PRYMES™ are issued, any of the events summarised below and set out in the Underwriting Agreement occur:

(a) St.George fails to certify that it has complied with all its obligations, that all representations and warranties it has given are true and that no event has occurred which entitles the Underwriter to terminate the Underwriting Agreement or a statement in such a certificate is untrue or incorrect in a material respect;

(b) ASX refuses to approve PRYMES™ for official quotation (or attaches conditions which have a material adverse effect on the success of the Offer);

(c) ASIC issues a stop order which remains in force until the day five Business Days before the Closing Date;

(d) applicants obtain a right generally to withdraw their Applications; or

(e) any consent required to be obtained to the issue of the Prospectus is not given or is withdrawn.

In addition to the above, the Underwriter may terminate its obligations under the Underwriting Agreement by notice to St.George if, before the PRYMES™ are issued, any of the events summarised below and set out in the Underwriting Agreement occur and those events have, or are likely to have, a material adverse effect on the success of the Offer or lead to liability for the Underwriter under the

Corporations Law or any other applicable law:

(a) it becomes necessary to issue a supplementary or replacement prospectus and no supplementary or replacement prospectus is issued within a reasonable time;

(b) there is a material adverse change in the financial position, results of operations or prospects of St.George;

(c) material alterations are made to the capital or constitution of St.George to which the Underwriter has not consented;

(d) St.George breaches, without remedy, any material obligation under the Underwriting Agreement;

(e) any laws or regulations of the Commonwealth of Australia or any State or Territory are changed or a Government agency adopts a major change in monetary or fiscal policy;

(f) without the prior written consent of the Underwriter, any material contract summarised in the Prospectus is terminated or becomes void or voidable;

(g) there is an outbreak of hostilities involving Australia, the United States, The People's Republic of China, Japan or the United Kingdom;

(h) any representation or warranty given by St.George in the Underwriting Agreement becomes untrue in a material respect and is not remedied to the satisfaction of the Underwriter; or

(i) St.George breaches a provision of its Constitution, the Law or any requirement of ASX or other applicable law.

If the termination is due to events set out above, then St.George is discharged from its obligation to pay the underwriting fee and the management fee.

If the Underwriting Agreement is terminated for any reason other than by reason of a default by the Underwriter, St.George must still pay the Underwriter's reasonable costs and expenses.

10.4 Residents of the United States

The offer and sale of the PRYMES™ have not been and will not be registered under the United States Securities Act of 1993, as amended ("Securities Act"). Therefore PRYMES™ may not be offered, sold, renounced or delivered, directly or indirectly, to persons within the United States or to, or for the account or benefit of, 'U.S. Persons' (as defined in Regulation S under the Securities Act) ("U.S.Persons"). Accordingly, the Offer is not being made in the United States or to investors (including St.George Shareholders and CPS holders) with registered addresses in the United States and neither this Prospectus nor the Application Form will be sent into the United States or to persons with registered addresses in the United States.

Envelopes containing Application Forms should not be postmarked or otherwise despatched from the United States and all persons subscribing for PRYMES™ must provide addresses within Australia for the return of CHESS holding statements for PRYMES™. St.George reserves the right to treat as invalid any Application Form:

(a) postmarked in or which otherwise appears to have been despatched from the United States or by U.S. Person; or

(b) that provides an address in the United States for delivery of CHESS holding statements for PRYMES™.

By lodging an Application Form, each applicant acknowledges that the offer and sale of the PRYMES™ have not been registered under the Securities Act and represents, warrants and agrees that:

(a) it is an Australian citizen or resident in Australia, is physically located in Australia at the time of lodging the Application Form and is not acting for the account or benefit of any person in the United States or a U.S. Person or any other foreign person; and

(b) it will not offer or sell the PRYMES™ in the United States or to, or for the account or benefit of, a U.S. Person.

Until 40 days after the commencement of the Offer, an offer, sale or transfer of PRYMES™ within the United States by any dealer (whether or not participating in the Offer) may violate the registration requirements of the Securities Act.

For the purposes of this Prospectus and the Application Form, 'United States' means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

10.5 Consents

None of the persons referred to below has made any statement that is included in this Prospectus or any statement on which a statement made in this Prospectus is based, other than as specified below. Each of these persons, to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any statements made in or omissions from this Prospectus, other than the reference to its name and a statement or report included in this Prospectus with the consent of that person as specified below:

(a) Allen Allen & Hemsley has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its written consent to be named in this Prospectus in the form and context in which it is named;

(b) Computershare Investor Services Pty Limited has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its written consent to be named in this Prospectus in the form and context in which it is named;

(c) Credit Suisse First Boston Australia Equities Limited has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its written consent to be named in this Prospectus in the form and context in which they are named;

(d) KPMG has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its written consent to the inclusion in this Prospectus of its Investigating Accountant's Report to the Directors in the form and context in which it is included (and to the references to that report in Section 6.1) and to be named in this Prospectus in the form and context in which it is named;

(e) Mallesons Stephen Jaques has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its written consent to the inclusion in this Prospectus of the description in Section 9, which was prepared by it, and to be named in this Prospectus in the form and context in which it is named;

(f) Moody's Investors Service has given and has not, before the lodgment of this Prospectus with ASIC, withdrawn its written consent to be named in this Prospectus in the form and context in which it is named;

(g) FITCH has given and has not, before the lodgment of this Prospectus with ASIC, withdrawn its written consent to be named in this Prospectus in the form and context in which it is named; and

(h) Standard & Poor's Ratings Services has given and has not, before the lodgment of this Prospectus with ASIC, withdrawn its written consent to be named in this Prospectus in the form and context in which it is named.

10.6 Interests of Advisers

Allen Allen & Hemsley has acted as solicitors to St.George and has performed work in preparing the due diligence and verification program and advising on the terms of the Offer and this Prospectus and related matters. St.George estimates that it will pay approximately $110,000 (excluding disbursements and goods and services tax) to Allen Allen & Hemsley for this work. Further amounts may be paid to Allen Allen & Hemsley in accordance with its normal time based charges.

Computershare Investor Services Pty Limited has performed work in its capacity as St.George's Share Registry in relation to the Offer. St.George estimates that it will pay approximately $185,000 (excluding disbursements and goods and services tax) to Computershare Investor Services Pty Limited for this work.

Credit Suisse First Boston Australia Equities Limited has acted as Lead Manager and Underwriter for the Offer. In these capacities, it is entitled to receive fees under the Underwriting Agreement as described in Section 10.3.

KPMG has performed work in relation to the due diligence enquiries on financial matters relating to the Offer and has provided the Investigating Accountant's Report in Section 7. For this work, St.George estimates that it will pay approximately $27,000 (excluding disbursements and goods and services tax) to KPMG. Further amounts may be paid in accordance with its normal time based charges.

Mallesons Stephen Jaques provided tax advice in relation to the Offer. For this work, St.George estimates that it will pay approximately $30,000 (excluding disbursements and goods and services tax) to Mallesons Stephen Jaques. Further amounts may be paid to Mallesons Stephen Jaques in accordance with its normal time based charges.

Except as set out above:

(a) no person named in this Prospectus as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Prospectus; or

(b) the Lead Manager or Underwriter to the Offer,

holds at the date of this Prospectus, or has held in the two years before that date, an interest in:

(a) the formation or promotion of St.George;

(b) the Offer; or

(c) any property acquired or proposed to be acquired by St.George in connection with its formation or promotion or with the Offer,

nor has anyone paid or agreed to pay or given or agreed to give any benefit to such persons in connection with the formation or promotion of St.George or the Offer.

10.7 Directors' Interests

No Director or proposed Director holds, at the time of lodgement of this Prospectus with ASIC, or has held in the two years before lodgement of this Prospectus with ASIC, an interest in:

(a) the formation or promotion of St.George;

(b) the Offer; or

(c) any property acquired or proposed to be acquired by St.George in connection with its formation or promotion or with the Offer.

No one has paid or agreed to pay any amount, and no one has given or agreed to give any benefit, to any Director or proposed Director:

(a) to induce a person to become, or qualify them as, a Director; and

(b) for services provided by a Director or proposed Director in connection with the formation or promotion of St.George or with the Offer.

10.8 ASX Waivers

ASX Listing Rule 7.1.4 has been waived by ASX so that the deemed rate of conversion of the PRYMES™ (for the purposes of determining whether the issue of PRYMES™ under the Offer will exceed the issue of 15% of capital in any 12 month period) will be calculated using the market price of Ordinary Shares as at the time St.George announced its intention to issue the PRYMES™. The effect of this waiver is that the issue of PRYMES™ will not require shareholder approval under ASX Listing Rule 7.1.

ASX Listing Rule 10.11 prohibits an entity from issuing equity securities, without the approval of its ordinary shareholders, to a related party (including directors). St.George has asked ASX to grant a waiver of ASX Listing Rule 10.11 as it applies to Directors participating in the issue of PRYMES™ provided each Director is issued not more than 600 PRYMES™ and this proviso is announced to the market.

Appendices

Appendices


0100
1011

Defined words and expressions used in this Appendix A are set out in clause 8. References to clauses, paragraphs and subparagraphs in the text below are references to clauses, paragraphs and subparagraphs of this Appendix A unless otherwise specified.

1. Issue Price and Allotment Date

Each PRYMES™ will be issued as fully paid at an issue price of $100.00 per PRYMES™ (the "Issue Price"). The Allotment Date is expected to be on or around Wednesday, 21 February 2001.

2. Quotation

St.George must use all reasonable endeavours to furnish all such documents as are reasonably necessary in connection with an application, at St.George's expense, for quotation by Australian Stock Exchange Limited ("ASX") of all of the PRYMES™ and the Ordinary Shares which result from conversion of the PRYMES™.

3. Dividends

3.1 Dividends

(a) Subject to this clause 3, on each Dividend Payment Date each Holder on the relevant Record Date is entitled to receive, if payable, a non-cumulative dividend ("Dividend") for each of the PRYMES™ held calculated in accordance with the following formula:

$$\frac{N \times \text{Dividend Rate} \times \text{Issue Price}}{365}$$

where:

N means the number of days from (and including) the last Dividend Payment Date or, in relation to the first Dividend Payment Date, the Allotment Date, to (but excluding) the Dividend Payment Date; and

the Dividend Rate per annum is the rate as calculated as the sum of:

(i) the Swap Rate prevailing on the Allotment Date or the Weighted Average Swap Rate for the period 46 to 60 Business Days prior to each Dividend Reset Date ("Swap Rate Reference Period") (as applicable) for the relevant Term; and

(ii) 0.75% pa,

provided that the Dividend Rate for the period to 21 February 2006 must be not less than 6.25% pa.

(b) If a Dividend is not fully franked under Part IIIAA of the Tax Act, the Dividend will be increased by an additional amount calculated in accordance with the following formula (rounded to the nearest four decimal places):

$$UD \times \frac{t}{1 - t}$$

where:

UD means the unfranked portion of the Dividend; and

t means the Australian corporate tax rate applicable to the franking account of St.George from which the Dividend will be franked, expressed as a decimal.

(c) Holders will be entitled to receive the Dividend if the Directors, in their discretion, declare that a Dividend is payable. Directors may only declare a Dividend if at the time of declaration:

(i) St.George complies with APRA's then prevailing prudential standards; and

(ii) there are funds legally available for the payment of Dividends.

(d) Subject to this clause 3, Dividends will be payable on PRYMES™ in arrears on the Dividend Payment Date, namely:

(i) Monday, 20 August 2001 and thereafter on each 20 February and 20 August during the period from (and including) the Allotment Date to (but excluding) the Conversion Date; and

(ii) the Conversion Date.

(e) Upon the conversion of any of the PRYMES™ into Ordinary Shares in accordance with clause 7, on and from the Business Day following the Conversion Date, the Ordinary Shareholder will have only the rights to dividends which are granted to Ordinary Shareholders.

(f) Dividends are non-cumulative. If all or part of a Dividend is not paid because of the provisions of clause 3.1(c), St.George will have no obligation to pay, and no Holder will have a right to be paid, the unpaid part of that Dividend.

(g) All calculations of Dividends will be to four decimal places and rounded up or down to the nearest two decimal places. For the purposes of making any Dividend payment in respect of a Holder's total holding of PRYMES™, any fraction of a cent will be disregarded.

(h) Dividends shall be paid by cheque, direct credit or such other means as authorised by the Board from time to time in favour of Holders as they appear in the Register as at the Record Date and will be despatched to those Holders not later than 10 Business Days after the Record Date.

3.2 Dividend Reset

On or before 21 February 2006 and no later than 30 Business Days immediately before every subsequent Dividend Reset Date, St.George will notify Holders of:

(a) the Dividend Rate applying until (and including) the next Dividend Reset Date; and

(b) the next Dividend Reset Date,

by publication of a notice in a newspaper which is generally available in each State and Territory of Australia. If St.George fails to give a notice required under this clause 3.2, St.George will be deemed to have served an Issuer Conversion Notice under clause 7.5 converting all of the PRYMES™ to Ordinary Shares.

3.3 Withholding Obligations

St.George will be entitled to deduct from any Dividend payable to a Holder the amount of any withholding or other tax, duty or levy required by law to be deducted in respect of such amount and, where any such deduction has been made and the balance of the amount payable has been paid to the Holder concerned, the full amount payable to such Holder shall be deemed to have been duly paid and satisfied by St.George. St.George will pay the full amount required to be deducted to the relevant revenue or collection authority within the time allowed for such payment.

3.4 Priority of Dividends

If a Dividend arising immediately before the declaration of a dividend on the Ordinary Shares has not been paid or otherwise provided for in full, St.George will only pay the dividend on the Ordinary Shares if it has obtained the approval of Holders.

If any of:

(a) the Dividend entitlements arising on PRYMES™; or

(b) a dividend entitlement arising on any other shares in St.George that rank equally with PRYMES™ as to dividends,

has not been paid or is not able to be paid in full, any Dividends and any dividends paid on such equally ranking other shares must be paid prorata.

4. Ranking

PRYMES™ rank equally amongst themselves in all respects and are subordinated in right of:

(a) return of capital (not exceeding the Issue Price); and

(b) payment of any Dividend declared but unpaid;

to all creditors and depositors of St.George.

4.1 Priority

PRYMES™ rank ahead of Ordinary Shares for a return of capital (not exceeding the Issue Price) and for the payment of any Dividend declared but unpaid on a winding-up of St.George but shall not participate to any other extent in the surplus assets or profits of St.George.

4.2 Participation

Subject to clause 7, PRYMES™ shall not confer on a Holder any right of participation in any issue of securities, including but not limited to rights of participation in issues of shares, bonus shares, share rights, or in dividend reinvestment plans, or in other securities, of St.George.

4.3 Non-redeemable

PRYMES™ are not redeemable by St.George or a Holder.

5. Voting Rights

Holders have the same rights as Ordinary Shareholders to receive accounts, reports and notices of meetings of St.George and to attend any general meetings of St.George. Holders will not, however, be entitled to speak or to vote at such meetings, except in each of the following circumstances:

(a) if at the time of the meeting, a Dividend has been declared but has not been paid in full by the relevant Dividend Payment Date;

(b) on any proposal to reduce the capital of St.George;

(c) on any resolution to approve the terms of a buy-back agreement;

(d) on any proposal that affects the rights or privileges attaching to the PRYMES™ (refer clause 7.16);

(e) on a proposal to wind-up St.George;

(f) on any proposal for the disposal of the whole of St.George's property, business and undertaking;

(g) during the winding-up of St.George; and

(h) in any other circumstance in relation to which, at any time, ASX Listing Rules require Holders to be entitled to vote,

in which case a Holder has the same rights as to manner of attendance and as to voting for each PRYMES™ as those conferred on Ordinary Shareholders for each Ordinary Share.

6. Resale Facility

6.1 Holder Election to Sell PRYMES™ to Resale Agent

Holders may offer for sale some or all of their PRYMES™ to the Resale Agent for the Issue Price per PRYMES™ (less Disbursements) via the Resale Facility as described in this clause 6 by serving a Holder Resale and Conversion Notice on the Resale Agent on any day between (and including) 29 Business Days and 21 Business Days immediately before any Dividend Reset Date. The Resale Agent is under no obligation to acquire the PRYMES™ from Holders. If the Resale Agent acquires some or all of the PRYMES™, it will do so on the Business Day immediately before the relevant Dividend Reset Date ("Resale Date").

6.2 Resale Facility and Conversion Option

The Resale Agent has until the relevant Resale Date to notify a Holder whether it will purchase some or all of the Holder's PRYMES™ (whether as principal or agent of another but not St.George) referred to in a Holder Resale and Conversion Notice for the Issue Price (less Disbursements) for the PRYMES™ holding. Any PRYMES™ which are not purchased by the Resale Agent will be retained by the Holder unless the Holder has elected to convert those PRYMES™ in the Holder Resale and Conversion Notice (in accordance with clause 7.4).

6.3 Holder Resale and Conversion Notice

A Holder Resale and Conversion Notice, once given, is irrevocable and must be accompanied by evidence of title acceptable to St.George and the Resale Agent for the PRYMES™ being offered for sale.

7. Conversion

7.1 General

PRYMES™ will convert into Ordinary Shares in accordance with this clause 7.

7.2 Conversion Date

The Conversion Date of the PRYMES™ is, if a PRYMES™ is converted into Ordinary Shares in accordance with:

(a) clause 7.4 ("Holder Conversion") or clause 7.5 ("Issuer Conversion"), the Dividend Reset Date immediately following the delivery of the Holder Resale and Conversion Notice or Issuer Conversion Notice (as the case may be); or

(b) clause 7.6 ("Holder Event Conversion") or clause 7.7 ("Issuer Event Conversion"), the date specified in that clause.

7.3 Method of Conversion

Conversion of any PRYMES™ will:

(a) take effect on the Conversion Date applicable to that PRYMES™;

(b) constitute the variation of the status of, and the rights attaching to, the PRYMES™ so that it becomes an Ordinary Share; and

(c) not constitute a cancellation, redemption or termination of that PRYMES™ or the issue, allotment or creation of a new share.

7.4 Holder Conversion

If a Holder has offered for sale some or all of their PRYMES™ to the Resale Agent and any of those PRYMES™ are not purchased by the Resale Agent by the relevant Resale Date, the Holder may elect to convert the PRYMES™ not purchased to Ordinary Shares. Such election must be made in a Holder Resale and Conversion Notice.

7.5 Issuer Conversion

Subject to this clause 7, St.George may convert some or all of the PRYMES™ to Ordinary Shares by serving an Issuer Conversion Notice on Holders on any day before (and including) 30 Business Days immediately before any Dividend Reset Date.

7.6 Holder Event Conversion

(a) Holders have, subject to paragraphs (b) and (c) below, the right to convert some or all of their PRYMES™ into Ordinary Shares if any of the following Trigger Events occurs:

  (i) a Dividend is not paid in full, other than for reasons set out in clause 3.1(c), within 20 Business Days after the relevant Dividend Payment Date;

  (ii) St.George resolves in general meeting that it be wound-up;

  (iii) a provisional liquidator is appointed to St.George;

  (iv) an order is made by a court for the winding-up of St.George (other than to effect a solvent reconstruction);

  (v) an administrator of St.George is appointed under section 436A, 436B or 436C of the Corporations Law;

  (vi) St.George executes a deed of company arrangement;

  (vii) a takeover bid (as defined in the Corporations Law) or any type of equivalent offer made under any successor sections of the Corporations Law relating to takeovers is at any time made to acquire all or a portion of the Ordinary Shares and either:

    (I) the offeror's or any other person's voting power in St.George is more than 50%; or

    (II) the Board, in its absolute discretion, notifies Holders that they may convert all or any of the PRYMES™;

  (viii) a scheme of arrangement under part 5.1 of the Corporations Law (or any successor sections of the Corporations Law relating to schemes of arrangement) is announced in connection with the acquisition or cancellation of all or a portion of the Ordinary Shares and either:

    (I) any person acquires a relevant interest in more than 50% of the Ordinary Shares; or

    (II) the Board, in its absolute discretion, notifies Holders that they may convert all or any of the PRYMES™;

  (ix) the Ordinary Shares or the PRYMES™ are suspended from trading on ASX for more than 20 successive Business Days; or

  (x) St.George announces to ASX its intention to sell all or substantially all of its business, undertaking or assets (other than to effect a solvent reconstruction).

(b) In accordance with sub-article 11(5) of the Constitution, a Holder may not convert the PRYMES™ into Ordinary Shares if in the Board's opinion the conversion of the PRYMES™ held by that Holder will result in a person contravening sub-article 11(1) of the Constitution.

(c) Exercise of the accelerated conversion rights is to be effected by the Holder giving a Holder Event Conversion Notice to St.George (at its principal registry), which notice must specify the number of PRYMES™ to be converted (in multiples of 100, or as to the entire holding) and must reach St.George within 20 Business Days following the occurrence of any of the above Trigger Events. This Holder Event Conversion Notice must be accompanied by evidence of title acceptable to St.George in respect of the PRYMES™ to be converted. Those PRYMES™ convert on the day which is 35 Business Days after the relevant occurrence.

(d) St.George will notify the Holders of the occurrence of a Trigger Event by publication of a notice in a newspaper, which is generally available in each State and Territory of Australia, specifying the occurrence of the Trigger Event as soon as practicable after becoming aware of the applicable event.

7.7 Issuer Event Conversion

St.George will have the right to convert all (but not a portion only) of the PRYMES™ on issue from time to time upon the occurrence of:

(a) an event as described in clause 7.6(a)(vii) or 7.6(a)(viii);

(b) St.George receiving a downgrade in its long term issuer senior debt credit rating to below either 'BBB-' from Standard & Poor's or 'baa3' from Moody's Investors Service; or

(c) a Registration Event, Regulatory Event or Tax Event.

St.George's right to convert the PRYMES™ under this clause 7.7 may only be exercised by St.George serving on Holders an Issuer Event Conversion Notice within 15 Business Days after the occurrence of the applicable event referred to in this clause 7.7. Where conversion is made in accordance with this clause 7.7, the Conversion Date will be the date 35 Business Days after the date of the applicable event referred to in this clause 7.7.

7.8 Conversion Notice

A Conversion Notice, once given, is irrevocable and a Holder Resale and Conversion Notice or a Holder Event Conversion Notice must be accompanied by evidence of title acceptable to St.George for the PRYMES™ being converted.

7.9 Conversion and Additional Ordinary Shares

Each PRYMES™ will on and from the relevant Conversion Date, without any further act, be converted into and have the same rights as one Ordinary Share and the Holder will be allotted on that date an additional number of Ordinary Shares determined in accordance with the following formula (provided that where the total number of additional Ordinary Shares to be allotted to a Holder in respect of the total number of PRYMES™ being converted includes fractions, that fraction will be disregarded):

$$AS = (CR - 1)$$

where:

AS means a number of additional Ordinary Shares which is equal to or greater than zero;

CR means a number calculated by dividing the Issue Price by ((1 – CD) x VWASP), subject to CR being no less than the higher of the Conversion Minimum or the number one;

CD means the Conversion Discount which is equal to 0.025, except if:

(a) the PRYMES™ are converted as a direct result of the occurrence of a Trigger Event set out in clause 7.6(a)(vii) or 7.6(a)(viii); or

(b) St.George issues an Issuer Event Conversion Notice under clause 7.7(a),

in which event the Conversion Discount will be the higher of:

(a) 0.05; or

(b) X;

where X is the lower of:

(i) 0.10; and

(ii) the number expressed as a decimal (such that $1.00 would be expressed as 0.01) calculated as:

(I) the Volume Weighted Average Sale Price of the PRYMES™ sold on ASX, during the 20 Business Days ending on the Business Day immediately before the announcement of the takeover bid or scheme of arrangement (whichever is applicable); less

(II) both the Issue Price and Dividend paid on the Conversion Date and if the Dividend is franked also less the amount that would included in the assessable income of a recipient of the Dividend paid on the Conversion Date who is a natural person under the Tax Act.

For the avoidance of doubt all the amounts of AS in the formula will be added together for each Holder's total holding of PRYMES™ and the total number of additional Ordinary Shares will be calculated based on their total holding of PRYMES™ (with such total additional Ordinary Shares being rounded down to the nearest whole number).

VWASP means, the Volume Weighted Average Sale Price subject to any adjustments made under clause 7.10, of Ordinary Shares sold on ASX, during the period ("Reference Period") of 20 Business Days on which trade in the Ordinary Shares took place most recently before, but excluding:

(a) if the conversion of the PRYMES™ is as a direct result of the Trigger Event set out in clause 7.6(a)(ix), the date of the suspension of the Ordinary Shares or the PRYMES™ from trading on ASX; and

(b) in all other cases, the most recent date on which trading in the Ordinary Shares takes place prior to the Conversion Date.

If the PRYMES™ are converted as a direct result of the Trigger Event set out in clause 7.6(a)(vii) or 7.6(a)(viii) or if St.George issues an Issuer Event Conversion Notice under clause 7.7(a), the VWASP will be no greater than the final offer price under the takeover bid or the consideration under the scheme of arrangement for Ordinary Shares; and

Conversion Minimum means:

(a) as at the Allotment Date, the number one; and

(b) thereafter the number determined in accordance with clauses 7.12 to 7.15 (inclusive) as those clauses may apply from time to time. If clauses 7.12 to 7.15 (inclusive) apply more than once, the Conversion Minimum shall be calculated based upon the Conversion Minimum as adjusted applying immediately prior to the application of the relevant clause.

7.10 Adjustments to Volume Weighted Average Sale Price

For the purposes of calculating VWASP in the formula set out in clause 7.9:

(a) where on some or all of the Business Days comprised in the Reference Period, Ordinary Shares have been quoted on ASX as cum dividend or cum any other distribution or entitlement and the

PRYMES™ will convert into Ordinary Shares after the Ex Date of that dividend, distribution or entitlement or otherwise would not receive that dividend, distribution or entitlement, then the Volume Weighted Average Sale Price of the Ordinary Shares on the Business Days on which those shares have been quoted cum dividend or distribution or cum entitlement shall be reduced by an amount ("Cum Value") equal to:

(i) (in case of a dividend or other distribution), the amount of that dividend or distribution including, if the dividend or distribution is franked the amount that would be included in the assessable income of a recipient of the dividend or distribution who is a natural person under the Tax Act; or

(ii) (in the case of an entitlement which is traded on ASX on any of those Business Days), the Volume Weighted Average Sale Price of all such entitlements sold on ASX during the Reference Period on the Business Days on which those entitlements were traded; or

(iii) (in the case of an entitlement not traded on ASX during the Reference Period), the value of the entitlement as reasonably determined by the Board; and

(b) where on some or all of the Business Days comprised in the Reference Period, Ordinary Shares have been quoted ex dividend, ex distribution or ex entitlement, and the PRYMES™ will convert into Ordinary Shares which would be entitled to receive the relevant dividend, distribution or entitlement, the Volume Weighted Average Sale Price of the Ordinary Shares on the Business Days on which those Ordinary Shares have been quoted ex dividend, ex distribution or ex entitlement shall be increased by the Cum Value.

7.11 Ranking of Additional Ordinary Shares

Where St.George elects to convert any PRYMES™ to Ordinary Shares, each Ordinary Share (including the additional Ordinary Shares) arising on conversion will rank equally with all other Ordinary Shares then on issue.

7.12 Adjustment for Bonus and Rights Issues

(a) Subject to paragraphs (b) and (c), if St.George makes a prorata bonus issue or a rights issue of Ordinary Shares to Ordinary Shareholders generally, the Conversion Minimum shall be adjusted immediately in accordance with the following formula:

$$CN = CNo \times P \times \frac{(RD + RN)}{(RD \times P) + (RN \times A)}$$

where:

CN means the Conversion Minimum applying immediately after the application of this formula as provided for in clause 7.9;

CNo means the Conversion Minimum applying immediately prior to the application of this formula as provided for in clause 7.9;

P means the Volume Weighted Average Sale Price of Ordinary Shares during the period from the first Business Day after the announcement of the bonus or rights issue to ASX up to (and including) the last Business Day of trading cum bonus or rights issue;

RD means the denominator of the ratio (expressed as a fraction) used to determine entitlements to a bonus or rights issue;

RN means the numerator of the ratio (expressed as a fraction) used to determine entitlements to a bonus or rights issue; and

A means the subscription or unit price per Ordinary Share for the bonus issue and is zero in the case of a rights issue.

The Conversion Minimum shall be rounded to the nearest four decimal places.

(b) No adjustment to the Conversion Minimum shall occur in accordance with this clause 7.12 if A exceeds P.

(c) Clause 7.12(a) will not apply to Ordinary Shares issued as part of a bonus share plan, share top up plan or dividend reinvestment plan.

7.13 Adjustment for Return of Capital

If St.George makes a return of capital to Ordinary Shareholders (including by way of a share buy-back that in the reasonable opinion of the Board is equivalent to a return of capital to Ordinary Shareholders), the Conversion Minimum shall be adjusted in accordance with the following formula:

$$CN = CNo \times P \times \frac{P}{P - C}$$

where:

CN means the Conversion Minimum applying immediately after the application of this formula as provided for in clause 7.9;

CNo means the Conversion Minimum applying immediately prior to the application of this formula as provided for in clause 7.9;

P means the Volume Weighted Average Sale Price of Ordinary Shares during the period from the Business Day after the announcement of the return of capital to ASX up to (and including) the last Business Day of trading cum return of capital; and

C means the amount of the cash and/or the value (as reasonably determined by the Board) of any other property distributed to Ordinary Shareholders per Ordinary Share (or such lesser amount such that the difference between P and C is greater than zero).

The Conversion Minimum shall be rounded to the nearest four decimal places.

The PRYMES™ confer no right to participate in a return of capital (including by way of a share buy-back) to Ordinary Shareholders.

7.14 Adjustment for Capital Reconstruction

If at any time the Ordinary Shares are reconstructed, consolidated, divided or reclassified (other than by way of a bonus issue, which is dealt with under clause 7.12) into a lesser or greater number of securities, then the PRYMES™ must, in accordance with the ASX Listing Rules, be reconstructed, consolidated, divided or reclassified by the Board on the same basis and the Issue Price (for the purpose of calculating the Dividends on the PRYMES™ and the conversion mechanism set out in clause 7.9) shall be adjusted by the Board as appropriate.

7.15 Discretion in Adjustment of Conversion Mechanism

Where:

(a) any of the adjustment provisions set out in clauses 7.12, 7.13 or 7.14, or the number of additional Ordinary Shares to be allotted on conversion of the PRYMES™, is not, in the reasonable opinion of the Board, appropriate in any particular circumstances (including for the reason that more than one adjustment provision applies to a particular occurrence); or

(b) St.George makes a distribution other than by way of dividend in the ordinary course of business or makes a prorata offer to its Ordinary Shareholders to subscribe for, or purchase, securities in any company other than St.George in a way which does not, in the reasonable opinion of the Board, result in an appropriate adjustment to the Conversion Minimum; or

(c) any other similar event occurs in relation to St.George that may affect a dilution or concentration of the value of the Ordinary Shares,

and the Board determines that any such occurrence would, in the reasonable opinion of the Board, affect the relative values of the PRYMES™ and the Ordinary Shares, the Board may:

(a) make such alterations to the Conversion Minimum or to VWASP as the Board reasonably considers appropriate or necessary to maintain that relativity; or

(b) extend an entitlement to the Holders to participate in such distribution or prorata offer based upon the number of Ordinary Shares to which those Holders would have been entitled if their PRYMES™ had been converted on a date nominated by the Board and adapting the formula in clause 7.9 as the Board reasonably considers appropriate to maintain the relativity.

7.16 Variation of Rights and Further Preference Share Issues

Subject to clause 7.17, the rights, privileges, limitations and restrictions attached to the PRYMES™ may not be varied, altered or abrogated unless, at a general meeting of Holders at which Holders of at least 10% of the aggregate value of PRYMES™ at the Issue Price are represented, a resolution in favour of such action is passed by the Holders, of not less than 75% in number of PRYMES™, present whether in person, by proxy or by representative ("Class Consent"). The provisions of the Constitution relating to general meetings apply so far as they are capable of application and with any necessary modifications to every such meeting.

Class Consent of the Holders is required if St.George proposes to issue any share ranking in priority, or to convert any existing securities to securities ranking in priority, to the PRYMES™ as regards the right to receive dividends or the rights on winding-up of St.George. Class Consent is not required, however, for the issue of further PRYMES™ or any other preference shares (whether redeemable or not) in St.George ranking equally with or after the PRYMES™ as to dividends (whether cumulative or not) and as to rights on winding-up.

If the most recent Dividend arising has been paid or provided for in full, no Class Consent is required for the reduction, return or buy back of capital ranking as regards dividends and as to rights on winding-up, ahead or, equally with or after the PRYMES™.

7.17 Amendments to the Issue Terms

Subject to complying with all applicable laws, the Board may, subject to APRA approval, without the authority, assent or approval of the Holders amend or add to the Issue Terms if such amendment or addition, in the opinion of the Board is:

(a) of a formal, minor or technical nature;

(b) made to correct a manifest error; or

(c) not likely (taken as a whole and in conjunction with all other modifications, if any, to be made contemporaneously therewith) to be materially prejudicial to the interests of the Holders.

7.18 Rights on Liquidation

If there is a return of capital on winding-up of St.George, the Holders will be entitled to receive out of the assets of St.George available for distribution to Ordinary Shareholders an amount equal to:

(a) any Dividend declared but unpaid in respect of the Dividend Payment Date prior to the issue of a court order winding-up St.George; and

(b) the Issue Price for the PRYMES™,

(but not to participate in any distribution of surplus assets before any distribution of assets is made to Ordinary Shareholders or any other class of shares ranking after the PRYMES™.

If, upon any such return of capital, there are insufficient funds to pay in full:

(a) these amounts; and

(b) the amounts payable in respect of any other shares of St.George ranking as to any such distribution equally with the PRYMES™ on winding-up,

then the Holders and the holders of any such other equally ranking shares will share in any such distribution of assets of St.George in proportion to the full respective preferential amount to which they are entitled.

7.19 Transfer

PRYMES™ are transferable in accordance with the Constitution. The relevant principal restrictions on transfer of shares generally are summarised as follows. The Board may decline to register a transfer of shares:

(a) if the registration of the transfer would result in contravention or failure to observe the provisions of the Constitution or a law or regulation of a State or Territory of Australia or of the Commonwealth or any other applicable law;

(b) if St.George has a lien on any of the shares transferred; or

(c) where permitted to do so by the Corporations Law, the ASX Listing Rules and the SCH Business Rules.

8. Interpretation

Unless the context otherwise requires:

(a) subject to paragraph (b), words and expressions used in these Issue Terms shall have the meanings ascribed to them respectively in the Constitution; and

(b) the following boldened words and expressions shall have the following meanings:

Allotment Date means the date that the PRYMES™ are allotted to PRYMES™ applicants expected to be on or around Wednesday, 21 February 2001;

APRA *means Australian Prudential Regulation Authority or any authority succeeding to its powers* and functions;

ASX means Australian Stock Exchange Limited (ABN 98 008 624 691);

ASX Listing Rules means the Official Listing Rules of ASX and any other rules of ASX which are applicable while St.George is admitted to the Official List of ASX, each as amended or replaced from time to time, except to the extent of any express written waiver by ASX;

Board means the board of directors of St.George;

Business Day has the same meaning as in the ASX Listing Rules;

Business Rules has the same meaning as in the ASX Listing Rules;

Class Consent is defined in clause 7.16;

Constitution means the constitution of St.George, as amended from time to time;

Conversion Date is defined in clause 7.2;

Conversion Discount is defined in clause 7.9;

Conversion Minimum is defined in clause 7.9;

Conversion Notice means each of a Holder Resale and Conversion Notice, a Holder Event Conversion Notice, an Issuer Conversion Notice and an Issuer Event Conversion Notice;

Cum Value is defined in clause 7.10;

Director means a director of St.George;

Disbursements means stamp duty;

Dividend means the dividend payable on the PRYMES™ in accordance with, and as modified by, clause 3;

Dividend Payment Date means each date on which a Dividend is payable in accordance with clause 3.1(d) whether or not a Dividend is paid on that date;

Dividend Rate is defined in clause 3.1;

Dividend Reset Date is 21 February 2006 and thereafter a date specified by St.George under clause 3.2;

Holder means a person whose name is entered on the Register as the holder of PRYMES™;

Ex Date means each date on which ASX changes the basis of quotation for the Ordinary Shares to signify that trading in that class no longer carries the applicable entitlement;

Holder Event Conversion Notice is a notice substantially in the form of the notice set out in Schedule 2;

Holder Resale and Conversion Notice is a notice substantially in the form of the notice set out in Schedule 1;

Issue Price is defined in clause 1;

Issue Terms means these terms and conditions for the issue of PRYMES™, as these terms and conditions are amended or replaced from time to time;

Issuer Conversion Notice is a notice substantially in the form of the notice set out in Schedule 3;

Issuer Event Conversion Notice is a notice substantially in the form of the notice set out in Schedule 4;

Ordinary Share means a fully paid ordinary share in the issued capital of St.George;

Ordinary Shareholder means a holder of Ordinary Shares;

PRYMES™ means the non-cumulative, resetting, non-redeemable, fully paid, convertible preference shares issued under Article 6B of the Constitution on the terms set out in these Issue Terms or, where the context requires, each non-cumulative, resetting, non-redeemable, fully paid convertible preference share. Also referred to as Preferred Resetting Yield Marketable Equity Securities;

Record Date means the date being 11 Business Days before the relevant Dividend Payment Date or such other date as may be required under the Business Rules;

Reference Period is defined in clause 7.9;

Register means the register of PRYMES™ maintained by St.George and includes any subregister established and maintained under the Clearing House Electronic Subregister System (as defined in the ASX Listing Rules);

Registration Event means the receipt by St.George of an opinion from a reputable legal counsel that, as a result of any amendment to, clarification of, or change in (including any announcement of a prospective introduction of any of these), any law or regulation thereunder affecting securities laws of Australia or any official administrative pronouncement or action or judicial decision interpreting or applying such laws or regulations, which amendment, clarification or change is effective or such pronouncement, action or decision is announced on or after the Allotment Date, would impose additional requirements on St.George in relation to the PRYMES™ (including, without limitation, in relation to their conversion) which St.George determines, in its sole discretion, to be unacceptable;

Regulatory Event means the determination by St.George to the effect that, as a result of:

(a) the introduction of or an amendment to, or clarification of, or change in (or announcement of a prospective introduction of, any of these):

   (i) a law or regulation of Australia or any political subdivision thereof or therein; or

   (ii) any directive order, requirement, guideline or statement (whether or not having the force of law) of APRA or any central bank or government or governmental, fiscal, monetary, supervisory or other authority in Australia or elsewhere (any such central bank, government or authority to be for the purpose of this definition an 'Authority'); or

(b) any statement, notification or advice by APRA or an Authority; or

(c) a decision by any court, interpreting, applying or administering any such law, regulation, directive, order, requirement, guideline or statement,

which occurs on or after the Allotment Date, there is a risk that St.George is not or will not be entitled to treat all of the PRYMES™ as Tier 1 Capital (or the then equivalent thereof) for the purposes of the capital adequacy directives, requirements, guidelines or statements of APRA, as then in effect and applicable to St.George;

Resale Agent means Credit Suisse First Boston Australia Equities Limited (ABN 35 068 232 708), or another investment bank nominated by St.George (which St.George may not do during each period beginning 60 Business Days before a Dividend Reset Date and ending on that Dividend Reset Date) for the purposes of clause 6;

Resale Date means the Business Day immediately before the relevant Dividend Reset Date;

Resale Facility means the facility available to Holders to offer for sale their PRYMES™ referred to in clause 6;

SCH is ASX Settlement and Transfer Corporation Pty Limited (ACN 008 504 532) as approved as the Securities Clearing House under the Corporations Law, and where the case requires, includes an agent appointed by SCH or substitute as appropriate;

SCH Business Rules means the business rules of SCH, as amended or replaced from time to time;

St.George means St.George Bank Limited (ABN 92 055 513 070);

Swap Rate is:

(a) the rate expressed as a percentage per annum calculated as the mid-point of the quoted average swap reference rates at 10.00am (Sydney time) on the Australian swap reference rates page SWAPREF of the Australian Financial Markets Association or AFMA service (or any page which replaces that page) for the relevant Term; or

(b) if that rate does not appear by that time on the relevant date, the rate set by St.George in good faith on the relevant date, having regard, to the extent possible, to the swap rates for the relevant Term otherwise bid and offered at or around 10.00am (Sydney time) on the relevant date;

Swap Rate Reference Period is defined in clause 3.1;

Tax Act means:

(a) the Income Tax Assessment Act 1936 (Commonwealth) or the Income Tax Assessment Act 1997 (Commonwealth) as the case may be (as amended or replaced from time to time) and a reference to any section of the Income Tax Assessment Act 1936 (Commonwealth) includes a reference to that section as rewritten in the Income Tax Assessment Act 1997 (Commonwealth);

(b) any other Act setting the rate of Australian income tax payable; and

(c) any regulation promulgated thereunder;

Tax Event means the receipt by St.George of an opinion from a reputable legal counsel or other tax adviser in Australia experienced in such matters to the effect that, as a result of any:

(a) amendment to, clarification of, or change in (including any announced prospective introduction of any of these), the laws or regulations of Australia or any political subdivision or taxing authority thereof or therein affecting taxation;

(b) judicial decision, official administrative pronouncement, published or private ruling, regulatory procedure, notice or announcement (including any notice or announcement of intent to adopt such procedures or regulations) ("Administrative Action"); or

(c) amendment to, clarification of, or change in, the pronouncement that provides for a position with respect to an Administrative Action that differs from the theretofore generally accepted position,

in each case, by any legislative body, court, governmental authority or regulatory body, irrespective of the manner in which such amendment, clarification, change or Administrative Action is made known, which is effective or announced on or after the Allotment Date, there is more than an insubstantial risk that St.George would be exposed to more than a de minimis increase in its:

(a) obligations to pay Dividends; or

(b) costs in relation to the PRYMES™ as a result of increased taxes, duties or other governmental charges or civil liabilities;

Term means in relation to the Swap Rate applying on:

(a) the Allotment Date, five years; and

(b) a Dividend Reset Date, the period to the next Dividend Reset Date as determined by St.George under clause 3.2;

Tier 1 Capital means the core capital of St.George as defined by APRA;

Trigger Event is defined in clause 7.6(a);

Volume Weighted Average Sale Price means, subject to any adjustment made in clause 7.10, the arithmetic average of the daily volume weighted average sale prices (rounded to the nearest full cent) at which the securities of the relevant class in question were sold on ASX during the relevant period, but does not include the following crossings as defined in the Business Rules (or any Business Rule which may replace these Business Rules) as:

(a) special crossings (in accordance with Business Rule 2.8);

(b) crossings prior to commencement of normal trading (in accordance with Business Rule 2.7.4A); or

(c) crossings during the after hours adjust phase (in accordance with Business Rule 2.7.3);

VWASP is defined in clause 7.9; and

Weighted Average Swap Rate means the weighted average of the Swap Rate during the Swap Rate Reference Period, for the relevant Term.

St.George Bank Limited
(ABN 92 055 513 070)
ISSUE OF NON-CUMULATIVE, RESETTING, NON-REDEEMABLE, FULLY PAID, CONVERTIBLE PREFERENCE SHARES
HOLDER RESALE AND CONVERSION NOTICE

I/We, being holder(s) of [*number*] PRYMES™, hereby give notice, pursuant to and in accordance with clauses 6.1 and 7.4 of the terms of the PRYMES™ ("Issue Terms"), of my/our wish to offer [*number*] PRYMES™ for purchase by the Resale Agent, for the Issue Price, in accordance with clause 6 of the Issue Terms. I/We, by giving this notice, acknowledge and agree to be bound by the terms under which the Resale Agent has agreed to provide the Resale Facility (including, if the Resale Agent is Credit Suisse First Boston Australia Equities Limited (ABN 35 068 232 708), the deed poll granted by that company in my/our favour on or about the date of the prospectus pursuant to which the PRYMES™ the subject of this notice were issued.

If all or some of my/our PRYMES™ are not purchased by the Resale Agent, my/our wish is to [*convert those PRYMES™ into Ordinary Shares*]/[*retain those PRYMES™*].

I/We represent, both at the time of giving this notice and separately at the time my/our PRYMES™ are purchased or converted pursuant to this notice (if this occurs), both for the benefit of the Resale Agent and, if the Resale Agent does not purchase as principal, the person who purchases my/our PRYMES™ through the Resale Agent, or if conversion occurs, for the benefit of St.George, as follows:

(a) I/we am/are the legal and beneficial owner of the PRYMES™; and

(b) the PRYMES™ are free and clear of any interest or power reserved in or over any interest in any PRYMES™ including, without limitation, under a bill of sale, mortgage, charge, lien, pledge, option, trust or power, by way of security for the payment of debt or any other monetary obligation or the performance of any other obligation and whether existing or agreed to be granted or created.

For the purposes of this notice, the Conversion Date will be [*the next Dividend Reset Date*].

Words and expressions defined in and for the purposes of the Issue Terms have the same meanings where used in this notice.

____
Name and signature of Holder(s)

Dated: [*date*]

A corporation must execute by signing by two directors, by a director and secretary, by its sole director and sole company secretary, or under its corporate seal (if it has one). In the case of joint Holders, all Holders must sign. Where the notice is signed under a power of attorney, the attorney warrants that he or she has received no notice of the revocation of the power by death of the grantor or otherwise.

St.George Bank Limited

(ABN 92 055 513 070)

ISSUE OF NON-CUMULATIVE, RESETTING, NON-REDEEMABLE, FULLY PAID, CONVERTIBLE PREFERENCE SHARES

HOLDER EVENT CONVERSION NOTICE

I/We, being holder(s) of [*number*] PRYMES™, hereby give notice, pursuant to and in accordance with clause 7.6 of the terms of the PRYMES™ ("Issue Terms"), of my/our wish to convert [*number, being all PRYMES™ held or a multiple of 100*] PRYMES™ into Ordinary Shares, the Trigger Event described in paragraph [*paragraph number*] of clause 7.6 having occurred on [*date*].

For the purposes of this notice, the Conversion Date will be 35 Business Days from the date of the Trigger Event specified in the previous paragraph of this notice.

Words and expressions defined in and for the purposes of the Issue Terms have the same meanings where used in this notice.

____

Name and signature of Holder(s)

Dated: [*date*]

A corporation must execute by signing by two directors, by a director and secretary, by its sole director and sole company secretary, or under its corporate seal (if it has one). In the case of joint Holders, all Holders must sign. Where the notice is signed under a power of attorney, the attorney warrants that he or she has received no notice of the revocation of the power by death of the grantor or otherwise.

St.George Bank Limited

(ABN 92 055 513 070)

ISSUE OF NON-CUMULATIVE, RESETTING, NON-REDEEMABLE, FULLY PAID, CONVERTIBLE PREFERENCE SHARES

ISSUER CONVERSION NOTICE

To: [Name and address of Holder(s)]

St.George hereby gives notice, pursuant to and in accordance with clause 7.5 of the terms of the issue of PRYMES™ ("Issue Terms"), of its intention to convert into Ordinary Shares [*number*]% of the PRYMES™ registered in your name at 5.00pm (Sydney time) on the Conversion Date.

For the purposes of this notice, the Conversion Date will be [*next Dividend Reset Date*].

Words and expressions defined in and for the purposes of the Issue Terms have the same meanings where used in this notice.

EXECUTED by St.George Bank Limited by its duly appointed attorney:

____

Attorney

Name (printed):

____

Witness

Name (printed):

Dated: [*date*]

St.George Bank Limited

(ABN 92 055 513 070)

ISSUE OF NON-CUMULATIVE, RESETTING, NON-REDEEMABLE, FULLY PAID, CONVERTIBLE PREFERENCE SHARES

ISSUER EVENT CONVERSION NOTICE

To: [Name and address of Holder(s)]

St.George hereby gives notice, pursuant to and in accordance with clause 7.7 of the terms of the issue of PRYMES™ ("Issue Terms"), of its intention to convert into Ordinary Shares [*all of the PRYMES™*]/[[*number*]*% of the PRYMES™*] registered in your name at 5.00pm (Sydney time) on the Conversion Date.

For the purposes of this notice, the Conversion Date will be [*insert date 35 Business Days from the date of the event described in clause 7.7*].

Words and expressions defined in and for the purposes of the Issue Terms have the same meanings where used in this notice.

EXECUTED by St.George Bank Limited by its duly appointed attorney:

____

Attorney

Name (printed):

____

Witness

Name (printed):

Dated: [*date*]

The following boldened words and expressions have the meaning given when used in this Prospectus. Other words and expressions defined in the Issue Terms are occasionally used in other parts of this Prospectus. See clause 8 of the Issue Terms (set out in Appendix A) for these other defined words and expressions.

Application	an application made on the conditions set out in this Prospectus by using an Application Form to apply for a specified number of PRYMES™.
Application Form	the Application Form (either for shareholders or general applicants) accompanying this Prospectus upon which an Application for PRYMES™ must be made.
APRA	Australian Prudential Regulation Authority.
ASIC	Australian Securities and Investments Commission.
ASX	Australian Stock Exchange Limited (ABN 98 008 624 691).
ASX Listing Rules	the Official Listing Rules of ASX and any other rules of ASX which are applicable while St.George is admitted to the Official List of ASX, each as amended or replaced from time to time, except to the extent of any express written waiver by ASX.
Board	the board of directors of St.George.
Business Day	the same meaning as in the ASX Listing Rules.
CHESS	Clearing House Electronic Subregister System.
Closing Date	the last day on which Application Forms will be accepted, expected to be 5.00pm on Friday, 16 February 2001.
Constitution	the constitution of St.George as amended from time to time.
Conversion Date	the meaning given to that term in the Issue Terms.
Converting Preference Shares or **CPS**	24,007,327 million non-redeemable, non-cumulative, fully paid, converting preference shares issued by St.George under a prospectus dated 21 March 1996 on the terms set out in that prospectus.
Director	a director of St.George.
Disbursements	stamp duty.
Dividend	the meaning given to that term in the Issue Terms.
Dividend Rate	the meaning given to that term in the Issue Terms.
Dividend Reset Date	21 February 2006 and thereafter a date specified by St.George under the Issue Terms.
Holder	a holder of PRYMES™.

Issue Price	the price payable for each of the PRYMES™ under the Offer, being $100.00.
Issue Terms	the terms of issue of the PRYMES™ set out in Appendix A in this Prospectus.
Lead Manager	Credit Suisse First Boston Australia Equities Limited (ABN 35 068 232 708).
Offer	the invitation made by St.George pursuant to this Prospectus for St.George Shareholders, CPS holders and members of the public to apply for PRYMES™.
Ordinary Share	a fully paid ordinary share in the issued capital of St.George.
Prospectus	this document setting out, amongst other things, the terms of the Offer.
PRYMES™	a non-cumulative, resetting, non-redeemable, fully paid, convertible preference share (or Preferred Resetting Yield Marketable Equity Securities) issued by St.George pursuant to this Prospectus.
Resale Agent	the meaning given to that term in the Issue Terms.
Resale Facility	the meaning given to that term in the Issue Terms.
St.George or **Bank**	St.George Bank Limited (ABN 92 055 513 070).
St.George Shareholder or **Ordinary Shareholder**	a holder of Ordinary Shares.
Swap Rate	the meaning given to that term in the Issue Terms.
Term	the meaning given to that term in the Issue Terms.
Underwriter	Credit Suisse First Boston Australia Equities Limited (ABN 35 068 232 708).
Underwriting Agreement	The underwriting agreement dated 19 January 2001 between St.George and the Underwriter.
Volume Weighted Average Share Price	the meaning given to that term in the Issue Terms.

Appendix C. Directors' Authorisation

The Directors have authorised the issue of this Prospectus on behalf of St.George Bank Limited.

This Prospectus has been signed by a Director for and on behalf of St.George Bank Limited, in accordance with section 351 of the Corporations Law.

Frank J Conroy

Chair

Directors

Frank J Conroy *(Chair)*

John J Mallick *(Deputy Chair)*

Edward A O'Neal *(Managing Director, Chief Executive Officer)*

Leonard F Bleasel *(Director)*

John S Curtis *(Director)*

Geri Ettinger *(Director)*

Paul DR Isherwood *(Director)*

Graham J Reaney *(Director)*

John M Thame *(Director)*

Registered Office

St.George House

4 – 16 Montgomery Street

Kogarah NSW 2217

St.George Share Registry

Computershare Investor Services Pty Limited

Level 3

60 Carrington Street

Sydney NSW 2000

Auditor and Investigating Accountant

KPMG

45 Clarence Street

Sydney NSW 2000

Legal Advisers to St.George

Allen Allen & Hemsley

Level 23

Chifley Tower

2 Chifley Square

Sydney NSW 2000

Taxation Advisers to St.George

Mallesons Stephen Jaques

Level 60

Governor Phillip Tower

1 Farrer Place

Sydney NSW 2000

Lead Manager and Underwriter

Credit Suisse First Boston Australia Equities Limited

Level 31

Gateway Building

1 Macquarie Place

Sydney NSW 2000

Level 27

101 Collins Street

Melbourne VIC 3000

Level 29

Allendale Square

77 St George's Terrace

Perth WA 6000

Level 17

AMP Place

10 Eagle Street

Brisbane QLD 4000

4 – 16 Montgomery Street
Kogarah NSW 2217 Australia
Telephone: +61 (0)2 9952 1111
Facsimile: +61 (0)2 9952 1000
St.George InfoLine: 1800 804 457
www.stgeorge.com.au

st.george

St.George Bank Limited ABN 92 055 513 070

™ st.george

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ACN:	055 513 070
Announcement Number:	349
Pages(Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**CHANGE OF DIRECTOR'S INTERESTS IN ST.GEORGE BANK LIMITED**
Date Sent:	24 January 2001
Bar Code:	

On behalf of Graham John Reaney, a director of St.George Bank Limited, I advise a change to Mr Reaney's relevant interest in St.George Bank's securities with the addition of 5,000 ordinary shares. Mr Reaney's interest in these shares arises from the grant of power of attorney to Mr Reaney over a relative's assets, which includes the St.George Bank shares.

The total of shares in relation to which Mr Reaney holds a relevant interest is 35,301 ordinary shares.

Yours sincerely

Michael Bowan
General Counsel and Secr

02 MAY 21 AM 10: 4

ASXCAP

To: Companies Announcements
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ACN:	055 513 070
Announcement Number:	350
Pages(Includes this page):	8
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**NEW ISSUE ANNOUNCEMENT**
Date Sent:	29 January 2001
Bar Code:	

Please find Appendix 3B attached.

Yours sincerely

Michael Bowan
General Counsel and Secretary

ASXCAP

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

ST.GEORGE BANK LIMITED

ACN, ARBN or ARSN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1. 479,534 (adjusted figure from 479,108 notified on 15/01/01) 2. 10,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	1. $13.90 2. Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1. Issue of shares under the St.George Bank Reward Share Plan 2. Issue of Shares under the St.George Executive Performance Share Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1. 12 January 2001 2. 29 January 2001

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
456,239,265	ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
N/A	N/A

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

To be treated in the same manner as other quoted ordinary shares.

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

+ See chapter 19 for defined terms.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Date: 29 January 2001
Company Secretary

Print name: Michael Bowan

== == == == ==

+ See chapter 19 for defined terms.

St. George Bank Limited Reinstatement of the Rule 12g3-2(b) Exemption

Exhibit Volume II
(Exhibits 35-73)

INDEX

[illegible] December 2001	421	Change in Director's Interests in St.George Bank Limited	108
5 December 2001	422	New Issue Announcement	109
12 December 2001	423	News release – St.George Announces New Chief Executive Officer	110
14 December 2001	424	Chairman's Address to St.George Bank's Annual General Meeting	111
14 December 2001	425	Slides Accompanying Chairman's Address to St.George Bank's Annual General Meeting	112
14 December 2001	426	St.George Bank Annual General Meeting – Resolutions Passed	113
17 December 2001	427	New Issue of Shares – Dividend Reinvestment Plan	114
27 December 2001	428	Appendix 3B	115
9 January 2002	429	Initial Directors' Interest Notices	116
21 January 2002	430	New Issue Announcement	117
25 January 2002	431	New Issue Announcement – Appendix 3B	118
29 January 2002	432	Declaration of Dividend/Record date for St. George Bank PRYMES	119
29 January 2002	433	Appointment of Gail Kelly as Managing Director of St. George Bank Limited	120
31 January 2002	434	Initial Director's Interest Notices	121
1 February 2002	435	News release – St.George Raises New Tier 2 Capital	122
1 February 2002	436	News release – St.George New Tier 2 Capital Issue Oversubscribed	123
22 February 2002	437	New Issue Announcement – Appendix 3B	124
25 February 2002	438	Advance Capital Note Interest Payment	125
28 February 2002	439	New Issue Announcement – Appendix 3B	126
4 March 2002	440	News Release – St.George Crusade Global Trust No.1 of 2002	127
14 March 2002	441	News release – Crusade Global Trust No.1 of 2002 Priced	128
9 March 2002	442	New Issue Announcement – Appendix 3B	129
22 March 2002	443	New Issue Announcement – Appendix 3B	130
28 March 2002	444	Resignation of Group Executive Investment Services	131
8 April 2002	445	Appointment of New Group Executive, Personal Banking	132
17 April 2002	446	New Issue Announcement – Appendix 3B	133
30 April 2002	447	News Release – Strategic Review of St. George Investment Services Division Leads to Revised Carrying Value for WealthPoint Goodwill	134
7 May 2002	448	News Release – Interim Profit 41% Increase	135
7 May 2002	448	Group financial results and dividend announcement for the half-year ended 31 March 2002	136
6 May 2002	449	St. George Bank Limited - 2002 Interim Results	137
6 May 2002	449	Presentation – 2002 Interim Results St. George Bank Ltd.	138
8 May 2002	450	News Release – Moody's Upgrades Bank's Credit Rating	139
8 May 2002	451	New Issue Announcement – Appendix 3B	140

To: Companies Announcements
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ACN:	055 513 070
Announcement Number:	351
Pages(Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**LISTING RULE WAIVER**
Date Sent:	30 January, 2001
Bar Code:	

Please be advised that, conditional upon this notification, ASX has granted St George a waiver from Listing Rule 10.11 in respect of the Bank's convertible preference share issue of PRYMES (announced to the market on 19 January, 2001).

The waiver allows each of the Directors of St George Bank (and his or her related parties) to participate in the issue, provided that the extent of participation for each of them (and their related parties) is limited to that number of PRYMES having a face value of no more than $60,000, without obtaining shareholder approval for the issue.

Yours sincerely

Michael Bowan
General

02 MAY 21 AM 10:

ASXCAP

news

release

ABN 92 055 513 070

8 February 2001
RE020201

Crusade Global Trust No.1 of 2001

St.George Bank announces today its second US global mortgage backed securities issue under its Crusade Securitisation Programmme.

The issue size will be of approximately USD 1 billion, consisting of USD and AUD tranches. The AUD tranches will be of approximately AUD 240 million and will be targeted to domestic investors.

The senior tranches are expected to be rated AAA by Standard & Poors and Fitch and Aaa by Moodys.

The issue will be Lead Managed by Credit Suisse First Boston, with Deutsche Banc Alex. Brown and JP Morgan as Co-Managers on the USD tranches. St.George Bank will join Credit Suisse First Boston as Joint Lead Managers on the domestic tranches.

The issue builds on the proven track record of the Crusade Securitisation Programme, which has successfully placed three mortgage backed issues overseas and two in the domestic market.

Media Inquiries: Greg Kenny, St.George (02) 9320 5507, Adam Cooke, St.George (02) 9952 1249 or 0411 259 432.

st.george

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	353
Pages(Includes this page):	2
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**CONVERTING PREFERENCE SHARES**
Date Sent:	19 February, 2001
Bar Code:	

Please see attached notice of conversion of Converting Preference Shares issued in 1996.

Yours sincerely

Michael Bowan
General Counsel and Secretary

ASXCAP

ST.GEORGE BANK LIMITED ABN 92 055 513 070

NOTICE OF CONVERSION OF CONVERTING PREFERENCE SHARES ISSUED IN 1996

St.George Bank Limited ("St.George") gives notice that the 24,007,237 converting preference shares issued by St.George ("Converting Preference Shares") under a prospectus issued on 21 March 1996 ("Prospectus") will be converted into ordinary shares on Thursday 29 March 2001. The conversion date is on or after the 21st business day following the publication date of this notice, in accordance with clause 7.3.2(c)(iii) of the Prospectus and as permitted by s 254G of the Corporations Law. Quotation of the Converting Preference Shares will end 5 business days before this conversion date, namely on Thursday 22 March 2001. All shareholders are advised that the books closing date for the Converting Preference Shares is Thursday 22 March 2001.

All Converting Preference Shares will be converted. Each Converting Preference Share converts into one ordinary share in St.George. Each holder will also be issued a number (calculated according to the formula set out in clause 7.3.5 of the Prospectus and to four decimal places) of additional ordinary shares for every Converting Preference Share they hold on the conversion date. That number will be the higher of either (1) 0.0714 ordinary shares, or (2) the number calculated by dividing $15.00 by the "Reference Price" and subtracting one from the result. The "Reference Price" will be determined having regard to the weighted average sale price (discounted by 5%) of ordinary shares in St.George on the Australian Stock Exchange from Friday 2 March 2001 until and including the conversion date, namely 29 March 2001 (and having regard to the detailed provisions of clause 7.3.5 of the Prospectus).

For each holder of Converting Preference Shares, the total number of additional ordinary shares to be issued to them will be added together. If the total number of additional ordinary shares to be issued to a holder includes a fraction of one half or less such fraction will be ignored and for any other fraction one additional ordinary share will be issued to that holder.

The conversion price is nil. The highest and lowest market price of the underlying ordinary shares during the 3 months immediately before this notice is published and the dates of those sales are $14.75 on 15 January 2001 and $12.91 on 20 November 2000. The latest available market price of the underlying ordinary shares prior to announcement of this notice to the Australian Stock Exchange Limited on 19 February 2001 was $14.64.

Notice is also given that following the conversion date St.George will publish another notice which will specify the number of ordinary shares resulting from the conversion of each Converting Preference Share and various multiples of Converting Preference Shares.

Michael Bowan

Company Secretary

St.George Bank Limited

To: Companies Announcements
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	354
Pages(Includes this page):	2
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**Appendix 3B - Additional Information**
Date Sent:	20 February, 2001
Bar Code:	

Further to our Appendix 3B lodged with the ASX on 12 January 2001 with regard to the St.George Bank Share Buy Back, I attach a response to questions 35 and 36 as follows:

Question 35 - Top 20 Holders

	Name	Number	Percentage
1.	ANZ Nominees Limited	2,207,593	19.15
2.	Westpac Custodian Nominees Limited	677,697	5.88
3.	National Nominees Limited	677,692	5.88
4.	Chase Manhattan Nominees Limited	573,535	4.98
5.	Citicorp Nominees Pty Limited	450,592	3.91
6.	Mercantile Mutual Life Insurance Company Limited	384,815	3.34
7.	Queensland Investment Corporation	354,691	3.08
8.	AMP Life Limited	293,482	2.55
9.	Permanent Trustee Company Limited	258,198	2.24
10.	Warbont Nominees Pty Ltd	224,280	1.95
11.	Commonwealth Custodial Services Limited	145,998	1.27
12.	National Australia Bank Ltd	119,946	1.04
13.	NRMA Nominees Pty Limited	99,545	0.86
14.	Cogent Nominees Pty Limited	98,781	0.86
15.	Perpetual Nominees Limited	93,381	0.81

	Name	Number	Percentage
16.	ARGO Investments Limited	86,884	0.75
17.	Cogent Nominees Pty Limited <SMP A/C>	72,240	0.63
18.	Australian Foundation Investment Company Limited	62,960	0.55
19.	Commonwealth Life Limited	52,731	0.46
20.	Commonwealth Custodial Services Limited <No 17 A/C>	52,578	0.46

Credit Suisse First Boston Australia Equities Limited non-beneficially holds 11,264,108 sell back rights in accordance with the Sale Mechanism described in section 3.5 of the Buy-Back Information Memorandum dated 12 January 2001.

Question 36 - Distribution Schedule

	No of Holders
1 - 1000	15,541
1001 - 5000	520
5001 - 10000	36
10001 - 100,000	57
100,001 and over	12

Yours sincerely

Michael Bowan
General Counsel and Secretary

ASXCAP

02 MAY 21 AM 10: 43

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ACN:	055 513 070
Announcement Number:	355
Pages(Includes this page):	3
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**St.George Bank PRYMES**
Date Sent:	21 February 2001
Bar Code:	

PRYMES securities were allotted today. Despatch of holding statements will commence on Monday, 26 February 2001.

Set-out below is a list of the indicative Top 20 holders and an indicative distribution schedule.

A copy of St.George's PRYMES Allocation Policy is attached.

	Top 20 holders	**Allocation Number**	**% of total offer**
1	AMP Funds Management	318,750	10.60%
2	Challenger Life	225,000	7.50%
3	AXA Funds Management	153,750	5.10%
4	National Australia Bank	150,000	5.00%
5	Susquehanna Pacific	97,500	3.30%
6	BT Funds Management	82,500	2.80%
7	ANZ Funds Management	80,000	2.70%
8	CISL	75,000	2.50%
9	Portfolio Partners	67,500	2.30%
10	Suncorp	60,000	2.00%
11	Rothschild	37,500	1.30%
12	County Funds Management	30,000	1.00%
13	BNP Paribas Asset Management	22,500	0.80%
14	Balanced Equity	22,500	0.80%

	Top 20 holders (con't)	Allocation Number	% of total offer
15	Argo Funds Management	18,750	0.60%
16	Godfrey Pembroke	17,374	0.60%
17	Tower Trust	15,000	0.50%
18	Schroders	15,000	0.50%
19	Fleet Capital	15,000	0.50%
20	Albert Investments Pty Ltd	15,000	0.50%

Range of Holders	No of Holders	Number of PRYMES	% of total offer
1 - 1,000	16,708	1,121,128	37.37
1001 - 5,000	92	191,817	6.40
5001 - 10,000	11	76,287	2.54
10001 - 100,000	17	763,268	25.44
100,001 and over	4	847,500	28.25

Yours sincerely

Michael Bowan
General Counsel and Secretary

ASXCAP

st.george

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ACN:	055 513 070
Announcement Number:	356
Pages(Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**St.George PRYMES - Dividend Rate**
Date Sent:	22 February 2001
Bar Code:	

St.George wishes to advise that the Dividend Rate applying to the PRYMES until the first Dividend Reset Date on 21 February 2006 will be 6.36% per annum.

Yours sincerely

Michael Bowan
General Counsel and Secretary

ASXCAP

news release

St.George

22 February 2001
RE050201

ST GEORGE BANK'S USD 938 MILLION CRUSADE GLOBAL OFFERING OVERSUBSCRIBED

St.George Bank completed the pricing of its USD 938 million Crusade Global No.1 of 2001 mortgage backed securities issue by pricing the USD tranches in New York on Wednesday, 21 February. The AUD tranches were priced in Sydney on Monday 19 February. Substantial investor demand has resulted in the issue being well oversubscribed. Distribution to a broad range of global investors has been achieved following a series of presentations to investors across Europe, the United Kingdom and the United States.

The USD tranches were Lead Managed by Credit Suisse First Boston with Deutsche Banc Alex. Brown and JP Morgan as Co-Managers. The AUD tranches were joint Lead Managed by St George Bank and Credit Suisse First Boston.

The issue is structured with three senior tranches of floating rate notes rated AAA/Aaa/AAA by Standard & Poor's/ Moody's/ Fitch and two subordinated tranches rated AA-/AA and A/A+, respectively, by Standard & Poor's /Fitch.

Note	Amount	Expected Average Life	Pricing
A1	USD 180,000,000	0.52 years	USD LIBOR - 2 bps
A2	USD 633,100,000	3.34 years	USD LIBOR + 19 bps
A3	AUD 200,000,000	7.14 years	BBSW+ 40 bps
B	AUD 33,600,000	5.28 years	Not Disclosed
C	AUD 4,500,000	5.27 years	Not Disclosed

Structural innovations in the issue were positively received by investors. These included:

- the inclusion of St George Insurance Pte Ltd with three other mortgage insurers offers additional mortgage insurer diversification; and
- three separate, sequential pay senior tranches in USD and AUD enables distribution to a variety of domestic and global investors.

Overall, the Crusade Global Trust No 1 of 2001 issue is a significant development in St.George's securitisation program, resulting in a more efficient mortgage securitisation structure which has broader appeal to investors. The pricing of the senior tranches and the structural features of the issue have set new benchmarks for Australian MBS issuance in the international capital markets.

For further information please contact:
Jeff Sheehan (1 215) 8690 667 (Mobile) (612) 9320 5510 (Office)
Roger Desmarchelier (612) 9320 5605
Adam Cooke (612) 9952 1111

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	358
Pages(Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**CHANGE OF DIRECTOR'S INTERESTS IN ST.GEORGE BANK LIMITED**
Date Sent:	22 February 2001
Bar Code:	

On behalf of Mr John James Mallick, a director and Deputy Chair of St.George Bank Limited, I advise a change to Mr Mallick's relevant interest in St.George Bank's securities, relating to a purchase of 2,033 ordinary St.George Bank Limited shares on 16 February 2001, for $14.10 per share.

Following the acquisition, the total of shares in relation to which Mr Mallick holds a relevant interest is 10,133 ordinary shares and 481 converting preference shares.

Yours sincerely

Michael Bowan
General Counsel and Secretary

02 MAY 21 AM 10: 1

ASXCAP

™ st.george

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ACN:	055 513 070
Announcement Number:	359
Pages(Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**Declaration of Dividend on Converting Preference Shares/ Record Date**
Date Sent:	27 February 2001
Bar Code:	

St.George Bank Limited advises that in accordance with the Terms of Issue of the Bank's Converting Preference shares, the Board has declared a final Base dividend of 44.75 cents per Converting Preference share to be paid 29 March 2001 with a Record Date for determination of entitlements of 22 March 2001. Paperbased transfers will close at 5.00 pm (Sydney time) on the Record Date at St.George's share registry, Computershare Investor Services Pty Ltd, Level 3, 60 Carrington Street, Sydney (GPO Box 7045, Sydney NSW, 1115) and electronic transfers will close End of Day on the Record Date.

This dividend will attach imputation credits of 34% to the fully franked dividend.

Michael Bowan
General Counsel and Secretary

ASXCAP

st.george

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	360
Pages(Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**Advance Capaital Note Interest Payment**
Date Sent:	1 March 2001
Bar Code:	

St.George Bank Limited advises the record date for the Advance Capital Note interest payable on 31 March 2001 is 16 March 2001.

Yours sincerely

Michael Bowan
General Counsel and Secretary

st.george

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	361
Pages(Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**CHANGE IN DIRECTORS' INTERESTS IN ST.GEORGE BANK LIMITED**
Date Sent:	2 March 2001
Bar Code:	

On behalf of the Directors of St.George Bank listed below, I advise changes to their relevant interests in the Bank following specified allotments of the Bank's PRYMES to them.

Director	Current Balance		
	SGB PRYMES	SGB Ordinary Shares	SGB Converting Preference Shares
Frank John Conroy	63	9,788	58
John James Mallick	43	10,133	481
Leonard Francis Bleasel	427	21,781	1,152
Geri Ettinger	53	23,281	2,070
John Michael Thame	63	150,000	Nil

Subscription Price: $100.00 per PRYMES
Date of allotment: 21 February 2001

Yours sincerely

Michael Bowan
General Counsel and Se

02 MAY 21 AM 10: 54

st.george

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	362
Pages(Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**CONVERSION OF PREFERENCE SHARES**
Date Sent:	6 March 2001
Bar Code:	

Please be informed that St.George Bank converting preference shares (SGBPA) will be suspended from trading at the close of trade on 15 March 2001.

The Bank has previously announced that the preference shares will be converted to ordinary shares on 29 March 2001.

Yours sincerely

Michael Bowan
General Counsel and Secretary

st.george

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	363
Pages(Includes this page):	8
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**NEW ISSUE ANNOUNCEMENT**
Date Sent:	6 March 2001
Bar Code:	

Please find Appendix 3B attached.

Yours sincerely

Michael Bowan
General Counsel and Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

ST.GEORGE BANK LIMITED

ACN, ARBN or ARSN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	98,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	1. 80,000 @ $8.58 2. 18,000 @ Nil
6	Purpose of the issue *(If issued as consideration for the acquisition of assets, clearly identify those assets)*	1. Exercise of Options under the St.George Bank Executive Option Plan. 2. Exercise of Awards under the St.George Bank Executive Performance Share Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	6 March 2001

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
456,337,265	ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
N/A	N/A

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	To be treated in the sam manner as other quoted ordinary shares.

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

+ See chapter 19 for defined terms.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Company Secretary Date: 6 March 2001

Print name: Michael Bowan

== == == == ==

+ See chapter 19 for defined terms.

TM st.george

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	364
Pages(Includes this page):	2
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**St.George Bank PRYMES**
Date Sent:	12 March 2001
Bar Code:	

Please find listed below the Top 20 holders and distribution schedule.

	Top 20 holders	Allocation Number	% of total offer
1	AMP Life Limited	290,000	9.67
2	Challenger Life Limited	205,000	6.83
3	The National Mutual Life Association of Australasia Limited	153,750	5.13
4	Invia Custodian Pty Limited	150,200	5.01
5	National Mutual Funds Managment	80,000	2.67
6	Commonwealth Custodial Services Limited	75,000	2.50
7	Tower Trust Limited	60,286	2.01
8	Perpetual Nominees Limited <No 2 A/C>	42,733	1.42
9	National Nominees Limited	34,893	1.16
10	Perpetual Trustees Nominees Limited	25,500	0.85
11	JP Morgan Custodial Services Pty Ltd <SUBCUS A/C>	22,044	0.73
12	Chase Manhattan Nominees Limited	20,176	0.67
13	Commonwealth Custodial Services Limited <No 15 Account>	20,000	0.67
14	The University of Melbourne	20,000	0.67

	Top 20 holders	Allocation Number	% of total offer
15	Argo Investments Limited	18,750	0.63
16	JP Morgan Custodial Services Pty Ltd <AFI A/C>	16,219	0.54
17	Albert Investments Pty Ltd	15,000	0.50
18	Questor Financial Services Limited	12,272	0.41
19	Lang Securities Pty Limited	10,600	0.35
20	Bigbal Pty Ltd	10,000	0.33

Range of Holders	No of Holders	Number of PRYMES	% of total offer
1 - 1,000	17,419	1,340,025	44.67
1,001 - 5,000	134	286,143	9.54
5,001 - 10,000	14	101,409	3.38
10,001- 100,000	15	473,473	15.78
100,001 and over	4	798,950	26.63

Yours sincerely

Michael Bowan
General Counsel and Secretary

ASXCAP

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	365
Pages(Includes this page):	8
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**NEW ISSUE ANNOUNCEMENT**
Date Sent:	21 March 2001
Bar Code:	

Please find Appendix 3B attached.

Yours sincerely

Michael Bowan
General Counsel and Secretary

ASXCAP

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

ST.GEORGE BANK LIMITED

ACN, ARBN or ARSN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	10,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	10,000 @ Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of Awards under the St.George Bank Executive Performance Share Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	21 March 2001

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
456,347,265	ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
N/A	N/A

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	To be treated in the sam manner as other quoted ordinary shares.

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

+ See chapter 19 for defined terms.

25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

+ See chapter 19 for defined terms.

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

+ See chapter 19 for defined terms.

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

+ See chapter 19 for defined terms.

4

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 21 March 2001
Company Secretary

Print name: Michael Bowan

== == == == ==

+ See chapter 19 for defined terms.

st.george

To: Companies Announcements
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	366
Pages(Includes this page):	2
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**COMPLETION OF ST.GEORGE BUY BACK**
Date Sent:	28 March 2001
Bar Code:	

Please find attached.

Yours sincerely

Michael Bowan
General Counsel and Secretary

ASXCAP

st.george

ABN 92 055 513 070

28 March 2001

Share Buy-Back Successfully Completed

In St.George's full year report and results announcement, the Directors outlined their intention to implement a number of capital management initiatives designed to enhance returns to Shareholders. These capital management initiatives, including the buyback, have been completed and the Bank is pleased with the outcome.

The Buy-Back was successfully completed with around 22.8 million Sell Back Rights, representing 100% of the total number of Sell Back Rights issued to shareholders under the Bank's buy-back, having been exercised. As a result, 5% of St.George's ordinary shares have been bought back by the Bank. The total amount of the Buy-Back is approximately $375 million.

The Sell Back Rights have enabled shareholders to receive a benefit from St.George's Buy-Back even if they decided not to sell any of their St.George ordinary shares.

Shareholders who exercised their Sell Back Rights will receive $16.50 per ordinary share bought back by St.George. Shareholders who chose to do nothing with some or all of their entitlement to Sell Back Rights will receive $2.12 for each Sell Back Right transferred to CSFB on their behalf under the Sale Mechanism. For reference, over the three week trading period, the volume weighted average Sell Back Rights price was $2.11.

Proceeds from ordinary shares bought back, Sell Back Rights sold through the Sale Mechanism and from the sale of unexercised Sell Back Rights will be despatched on or around Monday 2 April 2001.

For further information please contact:

Adam Cooke, St.George (02) 9952 1249 or 0411 259 432, Philip Lewis, CSFB (02) 8205 4520 or Shane Doyle, CSFB (02) 8205 4512.

st.george

To: Companies Announcements
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	367
Pages(Includes this page):	2
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**APPOINTMENT OF ADDITIONAL SECRETARY**
Date Sent:	29 March 2001
Bar Code:	

Ms Rhonda Lee Quan has been appointed as an additional company secretary of St.George Bank Limited, effective 26 March 2001.

Yours sincerely

Michael Bowan
General Counsel and Secretary

ASXCAP

st.george

To: Companies Announcements
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	368
Pages(Includes this page):	3
Contact Officer:	Rhonda Lee Quan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**CPS CONVERSION NOTICE AND FORM 284**
Date Sent:	2 March 2001
Bar Code:	

Attached is the final notice of conversion of St.George Converting Preference Shares and a copy of Form 284 which has been lodged with ASIC.

Yours sincerely

Rhonda Lee Quan
Acting General Counsel and Secretary

ASXCAP

Final Notice of Conversion of Converting Preference Shares issued in 1996

On 6 March 2001 St.George Bank Limited ("St.George") gave notice that the 24,007,237 converting preference shares issued by St.George ("Converting Preference Shares") under a prospectus dated 21 March 1996 ("Prospectus") would be converted into ordinary shares on Thursday 29 March 2001. The conversion date is on or after the 21st business day following the publication date of that notice, in accordance with clause 7.3.2(c)(iii) of the Prospectus and as permitted by s 254G of the Corporations Law. Quotation of the Converting Preference Shares ended on Thursday 15 March 2001.

Each Converting Preference Share has been converted into one ordinary share in St.George and a number, calculated according to the formula set out below (see clause 7.3.5 of the Prospectus) and to four decimal places, of additional ordinary shares for every Converting Preference Share held on the conversion date have also been issued. If the total number of additional ordinary shares issued to a holder included a fraction of one half or less such fraction was ignored and for any other fraction one additional ordinary share was issued to that holder.

There is no conversion price payable to receive the ordinary shares. Conversion will take place automatically.

The number of additional ordinary shares issued is calculated as follows:

N.O.S = Number of Converting Preference Shares held x 0.1734

Examples:

Converting Preference Shares held	Ordinary Shares issued on conversion	Additional number of Ordinary Shares issued	Total Ordinary shares issued
10	10	1.734	12
100	100	17.34	117
1,000	1,000	173.4	1,173
10,000	10,000	1734	11,734

TM st.george

St.George Bank Limited ABN 92 055 513 070 DGS858920/184/TA

ASIC registered agent number 14475

lodging party or agent name ST.GEORGE BANK LIMITED

office, level, building name or PO Box no. LEVEL 4, ST.GEORGE HOUSE

street number & name 4 - 16 MONTGOMERY STREET

suburb/city KOGARAH state/territory NSW postcode 2217

telephone (02) 9952 1315

facsimile (02) 9952 1066

DX number 11139 suburb/city KOGARAH NSW

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

Notification of
share cancellation

form **284**
Corporations Law
254Y, 254J, 256A - 256F, 257H(3), 258D, 1024E(7)

Company name ST.GEORGE BANK LIMITED
A.C.N. 055 513 070

Shares cancelled under which provision

(tick box applicable)

☐ S.254J Redeemable preference shares ☐ redeemed out of profits
☐ redeemed out of proceeds of a fresh issue of shares

☐ S.256A-S.256F Capital reduction
☒ ss.257H(3) Shares a company has bought back
☐ S.258D Forfeited shares
☐ ss.1024E(7) Shares returned to a company
other, give sect'n ref ☐ ______ (description) ______

Details of shares cancelled

Number of Shares	Class of Shares	Consideration Paid (total)
22,790,119	FULLY PAID ORDINARY	$376,036,963.50

Date of registration of cancellation 28/03/2001 or period of cancellation from / / to / /

Signature

I certify that the information in this form is true and correct.

print name RHONDA LEE QUAN capacity SECRETARY

sign here [signature] date 29/03/2001

st.george

To: Companies Announcements
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	369
Pages(Includes this page):	1
Contact Officer:	Rhonda Lee Quan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**Reintroduction of Dividend Reinvestment Plan ("DRP")**
Date Sent:	2 April 2001
Bar Code:	

The Directors of St.George Bank are pleased to announce the reintroduction of the Bank's Dividend Reinvestment Plan ("DRP"), to recommence from and including the Bank's interim dividend.

Participation in the DRP is optional but you must be a resident in Australia. Shareholders must hold a minimum of 100 shares, and the maximum participation for any one shareholder may not exceed 5,000 shares. There will be no discount offered for shares purchased under the DRP at this time.

Yours sincerely

Rhonda Lee Quan
Acting General Counsel and Secretary

ASXCAP

To: Companies Announcements
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	370
Pages(Includes this page):	8
Contact Officer:	Rhonda Lee Quan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**NEW ISSUE ANNOUNCEMENT**
Date Sent:	3 April 2001
Bar Code:	

Please find Appendix 3B attached.

Yours sincerely

Rhonda Lee Quan
Acting General Counsel and Secretary

ASXCAP

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

ST.GEORGE BANK LIMITED

ACN, ARBN or ARSN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	(i) 28,168,842 (ii) 7,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	(i) Conversion of 24,007,237 converting preference shares 1 for 1 with an addition parcel of shares based on number of converting preference shares held x 0.1734. (ii) Awards exercised under St.George Bank Executive Performance Share Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	(i) 29 March 2001 (ii) 03 April 2001

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
461,732,988	ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
N/A	N/A

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	To be treated in the sam manner as other quoted ordinary shares.

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. *Cross reference: rule 7.7.*	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

+ See chapter 19 for defined terms.

25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

+ See chapter 19 for defined terms.

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35	☐	The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders
36	☐	A distribution schedule of the additional +securities setting out the number of holders in the categories 1 - 1,000 1,001 - 5,000 5,001 - 10,000 10,001 - 100,000 100,001 and over
37	☐	A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

+ See chapter 19 for defined terms.

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

+ See chapter 19 for defined terms.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Company Secretary Date: 03 April 2001

Print name: Rhonda Lee Quan

== == == == ==

+ See chapter 19 for defined terms.

SGB 000371

news release

8 May 2001
RE010501

ST.GEORGE ANNOUNCES 27% INCREASE IN INTERIM PROFIT

St.George Bank today announced an interim profit after income tax, goodwill, outside equity interests and preference share dividends of $173 million, an increase of 27% on the previous corresponding period.

In light of the Bank's continued improvement in financial performance, the Board has announced an interim dividend of 31 cents per ordinary share (an increase of 19% from March 2000). This marks the second consecutive increase in the dividend and will be payable on 29 June 2001. The dividend payment date has been brought forward to allow full franking at 34% instead of 30%.

The first dividend for the Preferred Resetting Yield Marketable Equity Securities (PRYMES) will be payable on 20 August 2001 at a rate of 6.36%. This dividend will be fully franked at 30%.

St.George Bank Chief Executive Officer and Managing Director Ed O'Neal said the Bank's accelerating profit performance reflects the significant benefits that have started to flow through from the Best Bank redesign as well as strong growth in business volumes across the Group.

"It is pleasing to see that our Best Bank program, which is designed to improve the Bank's sales and service effectiveness while at the same time fast tracking performance improvements, is already beginning to deliver enhanced shareholder value in terms of improved earnings per share and return on equity.

"The redesign, which is due for completion in September this year, will have achieved in two years what would have taken up to five years to achieve in the normal course of business. The changes and improvements are expected to contribute $70 million before tax (up from original target of $50 million) this full year and at least $120 million for the year ending 30 September 2002," Mr O'Neal said.

Growth in business volumes contributed to a 17% increase in non-interest income to $314 million from $268 million in the previous corresponding period. Non-interest income now accounts for 34% of total income, up from 32%.

The interest margin has again increased, for the second consecutive period, to 2.74% from 2.67% for the half year to March 2000.

Basic earnings per ordinary share, before abnormals and goodwill, increased to 96.9 cents, up 20% from 80.6 cents for the same period last year.

Return on average ordinary equity, before goodwill and abnormal items, has increased significantly to 15.78% from 13.49% for the half year to March 2000.

Total assets for the Group decreased to $48 billion from $49.6 billion at 30 September 2000 due to the successful securitisation of $1.8 billion of residential loan receivables in February 2001.

Managed Funds increased to $13.9 billion from $13.6 billion at 30 September 2000 despite the $0.9 billion transfer of the Advance Property Fund in December 2000 to Stockland Limited.

Total receivables, on and off balance sheet, grew to $43.7 billion, representing a 5.8% increase over 31 March 2000. Residential receivables stood at $27.4 billion, commercial receivables were $8.8 billion while the consumer loan portfolio increased to $2.3 billion.

Bad and doubtful debts expense was $30 million. The stability of the charge reflects the Group's conservative lending mix relative to other market participants.

The Bank's expense to income ratio for the half-year to 31 March 2001 fell to 55.6% from 59.9% for the previous corresponding period. The improvement is attributable to strong growth in other income, higher interest margin and containment of operating expenses.

During the first half, St.George successfully completed a number of capital management initiatives including: the conversion of $360 million of convertible preference shares; the off-market buy-back of 22.8 million shares to the value of $376 million; the issue of three million PRYMES at $100 each and the securitisation of $1.8 billion in residential loan receivables. These initiatives will continue to boost return on equity and earnings per share.

Mr O'Neal said the results highlight St.George's ability to perform at the top end of market expectations in driving shareholder value while delivering a high level of customer service and satisfaction.

"The Best Bank redesign has set us up for a new era of strong profit growth. We have reached our short term return on equity target and raised our dividend payment for the second time in twelve months.

"Looking forward, we are confident that with many more redesign benefits still to be realised, the flow on effect of our capital management initiatives and improvements in our core business operations, we will continue to see strong growth in our earnings performance over the next few years," Mr O'Neal said.

ENDS

Further information contact Adam Cooke, St.George Bank Corporate Relations, Tel (02)9952 1247 or 0411 259 432

Rules 4.1, 4.3

Appendix 4B (rule 4.13(b))

Half yearly report

Introduced 1/7/2000.

Name of entity

ST.GEORGE BANK LIMITED

ACN, ARBN or ARSN	Half yearly *(tick)*	Preliminary final *(tick)*	Half year ended ('current period')
005 513 070	√		31 March 2001

For announcement to the market

Extracts from this report for announcement to the market (see note 1).

				$A'm
Revenues from ordinary activities *(item 1.1)*	up	17.0%	to	2,055
Profit from ordinary activities after tax (before amortisation of goodwill) attributable to members *(item 1.20)*	up	19.2%	to	261
Profit from ordinary activities after tax attributable to members (*item 1.23*)	up	24.9%	to	211
Profit (loss) from extraordinary items after tax attributable to members (*item 2.5(d)*)	gain (loss) of	-		-
Net profit for the period attributable to members *(item 1.11)*	up	24.9%	to	211

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	31¢	31¢ at 34%
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	26¢	26¢ at 34%

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*: 15 JUNE 2001

Brief explanation of omission of directional and percentage changes to profit in accordance with Note 1 and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

Profit from ordinary activities attributable to members

		Current period $A'm	Previous corresponding period $A'm
1.21	Profit from ordinary activities after tax (*item 1.7*)	211	169
1.22	Less (plus) outside equity interests	-	-
1.23	**Profit from ordinary activities after tax, attributable to members**	**211**	**169**

Revenue and expenses from ordinary activities

AASB 1004 requires disclosure of specific categories of revenue and AASB 1018 requires disclosure of expenses from ordinary activities according to either their nature of function. Entities must report details of revenue and expenses from ordinary activities using the layout employed in their accounts. See also items 12.1 to 12.6.

		Current period $A'm	Previous corresponding period $A'm
1.24	Details of revenue and expenses [REFER ATTACHMENT A]		

+ See chapter 19 for defined terms.

Consolidated balance sheet

		At end of current period $A'm	As shown in last annual report $A'm	As in last half yearly report $A'm
	Current assets			
4.1	Cash	[REFER ATTACHMENT B]		
4.2	Receivables			
4.3	Investments			
4.4	Inventories			
4.5	*Other (provide details if material)*			
4.6	**Total current assets**			
	Non-current assets			
4.7	Receivables			
4.8	Investments (equity accounted)			
4.9	Other investments			
4.10	Inventories			
4.11	Exploration and evaluation expenditure capitalised (see para .71 of *AASB 1022*)			
4.12	Development properties (+mining entities)			
4.13	Other property, plant and equipment (net)			
4.14	Intangibles (net)			
4.15	Other (provide details if material)			
4.16	**Total non-current assets**			
4.17	**Total assets**			
	Current liabilities			
4.18	Payables			
4.19	Interest bearing liabilities			
4.20	Provisions			
4.21	Other (provide details if material)			
4.22	**Total current liabilities**			
	Non-current liabilities			
4.23	Payables			
4.24	Interest bearing liabilities			
4.25	Provisions			
4.26	Other (provide details if material)			
4.27	**Total non-current liabilities**			
4.28	**Total liabilities**			
4.29	**Net assets**			

+ See chapter 19 for defined terms.

/7

Consolidated statement of cash flows

		Current period $A'm	Previous corresponding period $A'm
	Cash flows related to operating activities	[REFER ATTACHMENT C]	
7.1	Receipts from customers		
7.2	Payments to suppliers and employees		
7.3	Dividends received from associates		
7.4	Other dividends received		
7.5	Interest and other items of similar nature received		
7.6	Interest and other costs of finance paid		
7.7	Income taxes paid		
7.8	Other (provide details if material)		
7.9	**Net operating cash flows**		
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment		
7.11	Proceeds from sale of property, plant and equipment		
7.12	Payment for purchases of equity investments		
7.13	Proceeds from sale of equity investments		
7.14	Loans to other entities		
7.15	Loans repaid by other entities		
7.16	Other (provide details if material)		
7.17	**Net investing cash flows**		
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)		
7.19	Proceeds from borrowings		
7.20	Repayment of borrowings		
7.21	Dividends paid		
7.22	Other (provide details if material)		
7.23	**Net financing cash flows**		
7.24	**Net increase (decrease) in cash held**		
7.25	Cash at beginning of period *(see Reconciliation of cash)*		
7.26	Exchange rate adjustments to item 7.25.		
7.27	**Cash at end of period** *(see Reconciliation of cash)*		

+ See chapter 19 for defined terms.

Details of specific receipts/outlays, revenues/ expenses

		Current period $A'm	Previous corresponding period $A'm
12.1	Interest revenue included in determining item 1.5	1,741	1,489
12.2	Interest revenue included in item 12.1 but not yet received (if material)	98	80
12.3	Interest costs excluded from borrowing costs, capitalised in asset values	-	-
12.4	Outlays (except those arising from the +acquisition of an existing business) capitalised in intangibles (if material)	-	-
12.5	Depreciation and amortisation (excluding amortisation of intangibles)	54	51
12.6	Other specific relevant items not shown in item 1.24 *(see note 15)*	NONE	NONE

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	N/A
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) since the date in the current period on which control was +acquired	$
13.3	Date from which such profit has been calculated	
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the whole of the previous corresponding period	$

+ See chapter 19 for defined terms.

Amount per security

		Amount per security	Franked amount per security	Amount per security of foreign source dividend
	(Preliminary final report only)			
15.4	**Final dividend:** Current year	N/A	N/A	N/A
15.5	Previous year	N/A	N/A	N/A
	(Half yearly and preliminary final reports)			
15.6	**Interim dividend:** Current year	31¢	31¢ at 34%	N/A
15.7	Previous year	26¢	26¢ at 34%	N/A

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

	Current year	Previous year
15.8 +Ordinary securities	N/A	N/A
15.9 Preference +securities	N/A	N/A

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

	Current period $A'm	Previous corresponding period $A'm
15.10 +Ordinary securities	143	121
15.11 Preference +securities	16	16
15.12 Other equity instruments	22	17
15.13 Total	**181**	**154**

The +dividend or distribution plans shown below are in operation.

[REFER ACCOMPANYING ANNOUNCEMENT]

The last date(s) for receipt of election notices for the +dividend or distribution plans

ORDINARY SHARES: 15 JUNE 2001
PRYMES: 3 AUGUST 2001

Any other disclosures in relation to dividends (distributions)

[REFER ACCOMPANYING ANNOUNCEMENT]

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current period

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14)	Amt paid up per security (see note 14)
18.1	**Preference +securities**				
	Series A non-cumulative capital securities	10,000,000	NIL	US $25.00	US $25.00
	Borrowers' shares	12,805	NIL	$1.00	NIL
	Depositors' shares	388,560	NIL	$1.00	NIL
	PRYMES	3,000,000	3,000,000	$100.00	$100.00
18.2	Changes during current period				
	(a) Increases through issues	3,000,000	3,000,000	$100.00	$100.00
	(b) Decreases through returns of capital, buybacks, redemptions	24,007,327	24,007,327	$1.00	$1.00
18.3	**+Ordinary securities**	461,725,988	461,725,988	$1.00	$1.00
	Unissued allotted capital	18,440,000	NIL	NIL	NIL
18.4	Changes during current period				
	(a) Increases through issues				
	- Conversion of CPS	28,168,842	28,168,842	$12.78	$12.78
	- Employee reward share plan	479,534	479,534	NIL	NIL
	- Employee performance share plan	68,000	68,000	NIL	NIL
	- Executive option plan	360,000	360,000	$8.58	$8.58
	(b) Decreases through returns of capital, buybacks	22,790,119	22,790,119	$1.00	$1.00
18.5	**+Convertible debt securities** *(description and conversion factor)*				
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				
18.7	**Options** *(description and conversion factor)*	[REFER ATTACHMENT E]		*Exercise price*	*Expiry date (if any)*
18.8	Issued during current period				
18.9	Exercised during current period				
18.10	Expired during current period				
18.11	**Debentures** *(totals only)*				
18.12	**Unsecured notes** *(totals only)*	322,099	322,099		

+ See chapter 19 for defined terms.

Additional disclosure for trusts

19.1	Number of units held by the management company or responsible entity or their related parties.	N/A
19.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	N/A

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	N/A
Date	
Time	
Approximate date the +annual report will be available	

Compliance statement

1 This report has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law or other standards acceptable to ASX (see note 12).

Identify other standards used	NONE

2 This report, and the accounts upon which the report is based, use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

+ See chapter 19 for defined terms.

5. **Consolidated balance sheet**

Format The format of the consolidated balance sheet should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Half-Year Accounts and Consolidated Accounts,* and *AASB 1040: Statement of Financial Position.* Banking institutions, trusts and financial institutions identified in an ASIC Class Order dated 2 September 1997 may substitute a clear liquidity ranking for the Current/Non-Current classification.

Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets.* If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required. Trusts should also note paragraph 10 of *AASB 1029* and paragraph 11 of *AASB 1030: Application of Accounting Standards etc.*

6. **Consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows.* Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026.* +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. However, an entity may report exact figures, if the $A'000 headings are amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, if the $A'000 headings are amended.

10. **Comparative figures** Comparative figures are the unadjusted figures from the previous corresponding period. However, if there is a lack of comparability, a note explaining the position should be attached.

+ See chapter 19 for defined terms.

ST.GEORGE BANK LIMITED ACN 055 513 070

ATTACHMENT FOR ASX APPENDIX 4B

FOR THE HALF-YEAR ENDED

31 MARCH 2001

Item 1.24

Details of revenue and expenses from ordinary activities as per explanatory notes, Item 1.24

Refer Attachment A, page 2 & 3.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES
REVENUE AND EXPENSES FROM ORDINARY ACTIVITIES
FOR THE HALF YEAR ENDED 31 MARCH 2001

	Half-Year to		
	31/03/2001 $M	30/09/2000 $M	31/03/2000 $M
Expenses from Ordinary Activities			
Operating Expenses			
Staff costs			
Salaries and wages	198	200	195
Contractors' fees	9	13	11
Superannuation contributions	15	15	15
Provision for employee entitlements	1	4	1
Payroll tax	13	13	13
Fringe benefits tax	4	2	5
Other	15	14	17
Total staff costs	255	261	257
Computer and equipment costs			
Depreciation	17	17	19
Amortisation of deferred expenditure	22	21	17
Rentals on operating leases	9	10	9
Year 2000 compliance costs	-	-	9
Other	34	30	27
Total computer and equipment costs	82	78	81
Occupancy costs			
Depreciation	15	15	15
Rent	24	24	22
Other	17	17	18
Total occupancy costs	56	56	55
Other costs			
Fees and commissions	14	9	12
Advertising and public relations	29	16	15
Telephone	8	7	11
Printing and stationery	13	13	15
Postage	7	7	7
GST Implementation costs	-	8	9
Goodwill write-off	-	13	-
Redesign restructure costs	-	115	-
Write-off of investment in R&D syndicates	-	7	-
Other	51	47	39
Total other costs	122	242	108
Total operating expenses	515	637	501
Goodwill Amortisation	50	51	50
Bad & doubtful debts expense	30	30	20
Total expenses from ordinary activities	595	718	571

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES
STATEMENT OF FINANCIAL POSITION
AS AT 31 MARCH 2001

	Consolidated		
	31/03/2001 $M	30/09/2000 $M	31/03/2000 $M
ASSETS			
Cash and liquid assets	344	499	693
Due from other financial institutions	106	148	418
Trading securities	3,267	3,930	4,018
Investment securities	698	1,219	1,250
Loans and other receivables	38,632	39,454	37,450
Bank acceptances of customers	926	607	639
Shares - associated companies	164	151	4
Other investments	116	95	163
Property, plant and equipment	552	564	562
Goodwill	1,459	1,485	1,532
Future income tax benefits	58	73	63
Other assets	1,636	1,385	998
TOTAL ASSETS	47,958	49,610	47,790
LIABILITIES			
Deposits and other borrowings	33,194	35,047	34,398
Due to other financial institutions	812	1,038	346
Bank acceptances	926	607	639
Provision for dividends	156	153	143
Income tax liability	257	313	274
Other provisions	119	138	74
Bonds and notes	7,878	7,369	6,903
Loan capital	774	979	900
Bills payable and other liabilities	253	325	521
TOTAL LIABILITIES	44,369	45,969	44,198
NET ASSETS	3,589	3,641	3,592
SHAREHOLDERS' EQUITY			
Share capital	3,093	3,174	3,172
Reserves	53	53	29
Retained profits	106	77	54
Shareholders' equity attributable to members of the Bank	3,252	3,304	3,255
Outside equity interests in controlled entities	337	337	337
TOTAL SHAREHOLDERS' EQUITY	3,589	3,641	3,592
Preference capital included in shareholders' equity attributable to members of the Bank	292	360	360

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES
STATEMENT OF CASH FLOWS
FOR THE HALF-YEAR ENDED 31 MARCH 2001

	Note	Half-Year to 31/03/2001 $M	30/09/2000 $M	31/03/2000 $M
Cash Flows From Operating Activities				
Interest received		1,738	1,701	1,491
Interest paid		(1,101)	(928)	(1,045)
Dividends received		1	-	1
Other income received		341	287	286
Operating expenses paid		(538)	(646)	(236)
Income taxes paid		(113)	(68)	(89)
GST collected		138	58	-
GST paid		(149)	(62)	-
Net decrease in trading securities		500	255	294
Net Cash Provided By Operating Activities	(a)	817	597	702
Cash Flows From Investing Activities				
Acquisition of Scottish Pacific		-	(27)	-
Restructuring costs		(18)	(45)	-
Net decrease in balances due from other financial institutions		(216)	216	-
Net proceeds/(payments) from sale of investment securities		531	28	(972)
Net decrease/(increase) in loans and other receivables		803	(2,222)	(1,228)
Proceeds from sale of shares		157	2	-
Payments for shares		(33)	(94)	(74)
Research and development costs		(4)	(3)	(3)
Payments for property, plant and equipment		(23)	(22)	(35)
Proceeds from sale of property, plant and equipment		1	5	5
Net decrease/(increase) in other assets		162	(68)	(8)
Net Cash Provided By/(Used In) Investing Activities		1,360	(2,230)	(2,315)
Cash Flows From Financing Activities				
Net (decrease)/increase in deposits and other borrowings		(1,835)	466	1,945
Proceeds from bonds and notes		13,824	10,701	9,690
Repayment of bonds and notes		(13,330)	(9,785)	(8,953)
Proceeds from loan capital		-	735	335
Repayment of loan capital		(198)	(749)	(348)
Net decrease in other liabilities		(545)	(561)	(257)
Proceeds from issue of ordinary shares		3	3	4
Buy back of ordinary shares		(376)	-	(81)
Net proceeds from the issue of PRYMES		292	-	-
Dividends paid		(178)	(146)	(157)
Net Cash (Used In)/Provided By Financing Activities		(2,343)	664	2,178
Net (Decrease)/Increase in Cash and Cash Equivalents Held		(166)	(969)	565
Cash and Cash Equivalent Held at the Beginning of the Half-Year		(352)	617	52
Cash and Cash Equivalent Held at the End of the Half-Year	(b)	(518)	(352)	617

ST.GEORGE BANK LIMITED ACN 055 513 070

ATTACHMENT FOR ASX APPENDIX 4B

FOR THE HALF-YEAR ENDED

31 MARCH 2001

Reports for Industry and Geographical Segments

Segmental Report Provided, refer Attachment D, page 2.

ST.GEORGE BANK LIMITED ACN 055 513 070

ATTACHMENT FOR ASX APPENDIX 4B

FOR THE HALF-YEAR ENDED

31 MARCH 2001

Items 18.7 to 18.10

Detail of Option Plan as at 31 March 2001 is shown at Attachment E, pages 2 & 3.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES
EXECUTIVE OPTIONS AS AT 31 MARCH 2001

1. The options may be exercisable at an earlier date as prescribed by the Option Plan rules.
2. A premium is added to the exercise price of the options which represents the time value of money component of the value of the options (calculated as the difference between the actual dividend and bond yields for the period from the Grant Date of the options to the earliest exercise date). The exercise price represents the market value of the Bank's ordinary shares at the Grant Date of the options. This market value represents the weighted average trading price during the five trading days prior to the Grant Date, calculated in accordance with the Option Plan rules.

Participating executives, including the Managing Director are required to hold a minimum of 5,000 ordinary shares in the Bank in order to participate in the Option Plan.

St.George Bank Limited
ACN 055 513 070

CONSOLIDATED FINANCIAL REPORT

for the half-year ended
31 MARCH 2001

The directors of St.George Bank Limited (the Bank) submit their report on the consolidated financial report for the half-year ended 31 March 2001 and the auditors' review report thereon.

Directors

The names of the directors of the Bank holding office at any time from the beginning of the half-year to the date of this report are:

Name	Period of directorship
F J Conroy *Chair*	Director since 28 August 1995
J J Mallick *Deputy Chair*	Director since 30 August 1993
E A O'Neal *Chief Executive Officer and Managing Director*	Director since 18 May 1998
L F Bleasel	Director since 27 May 1993
J S Curtis	Director since 27 October 1997
G Ettinger	Director since 1 July 1992
P D R Isherwood	Director since 27 October 1997
G J Reaney	Director since 12 November 1996
J M Thame	Director since 24 February 1997

Review of Operations

Unless otherwise indicated comparative figures relate to the half-year ended 31 March 2000.

The profit from ordinary activities after tax of the consolidated entity for the half-year ended 31 March 2001 was $211 million (31 March 2000: $169 million).

The half-year result comprised:

Net interest income	$612 million	up 8%
Other income	$314 million	up 17%
Operating expenses (excluding goodwill amortisation)	$515 million	up 3%
Managed funds	$13,916 million	up 14%

Key performance measures were:

Return on average ordinary equity (1)	15.78%	up from 13.49%
Earnings per ordinary share (basic) (1)	48.5 cents	up from 40.3 cents
Expense to income ratio (1)	55.6%	down from 59.9%
Capital adequacy ratio	10.8%	down from 11.5%

(1) before goodwill

Outlook

The global and local economy's outlook has changed markedly since the end of the last half-year. Slowing economic growth will intensify competition resulting in pressure on interest margins and credit quality. St.George's conservative credit profile relative to our competitors will provide stability in such an environment.

In addition, the diversification of our income stream and changes in product mix should mitigate the pressure on interest margins. Strong growth in our funds management businesses in the current half-year is expected to continue into the second half.

In September 2000, the Group embarked on the implementation of ideas generated by the Best Bank Redesign process. It is clear that the ideas implemented so far are already having positive impacts on operating results. The full impact of these improvements and others nearing completion will continue to enhance the Group's overall performance. The streamlining of our core business processes will be the Group's main focus in the short term and are expected to be completed by September 2001. These changes are expected to contribute $70 million before tax to the full year ending 30 September 2001 and at least $120 million for the year ending 30 September 2002.

The Group's recent increases in marketing expenditure and competitive pricing policies are expected to result in increased lending growth in the second half.

During the first half, capital management initiatives announced in November 2000 were implemented. These changes will improve the Group's overall performance and contribute to increased shareholder value. St.George will maintain its focus on managing its capital position to ensure shareholder returns are maximised and the interests of relevant stakeholders are considered.

It is expected that the Group's performance will continue to improve in the next half-year.

Rounding of Amounts

In accordance with Australian Securities and Investments Commission Class Order 98/100, dated 10 July 1998, amounts in this report and the accompanying financial statements have been rounded off to the nearest million dollars except where otherwise indicated.

Signed in accordance with a resolution of the directors.

F J Conroy
Chair

E A O'Neal
Managing Director
Signed at Kogarah
New South Wales
8 May 2001

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT 31 MARCH 2001

	Note	31/03/2001 $M	30/09/2000 $M	31/03/2000 $M
ASSETS				
Cash and liquid assets		344	499	693
Due from other financial institutions		106	148	418
Trading securities		3,267	3,930	4,018
Investment securities	8	698	1,219	1,250
Loans and other receivables	9	38,632	39,454	37,450
Bank acceptances of customers		926	607	639
Shares - associated companies		164	151	4
Other investments		116	95	163
Property, plant and equipment		552	564	562
Goodwill		1,459	1,485	1,532
Future income tax benefits		58	73	63
Other assets		1,636	1,385	998
TOTAL ASSETS		47,958	49,610	47,790
LIABILITIES				
Deposits and other borrowings	11	33,194	35,047	34,398
Due to other financial institutions		812	1,038	346
Bank acceptances		926	607	639
Provision for dividends		156	153	143
Income tax liability		257	313	274
Other provisions		119	138	74
Bonds and notes		7,878	7,369	6,903
Loan capital		774	979	900
Bills payable and other liabilities		253	325	521
TOTAL LIABILITIES		44,369	45,969	44,198
NET ASSETS		3,589	3,641	3,592
SHAREHOLDERS' EQUITY				
Share capital	12	3,093	3,174	3,172
Reserves		53	53	29
Retained profits	13	106	77	54
Shareholders' equity attributable to members of the Bank		3,252	3,304	3,255
Outside equity interests in controlled entities	14	337	337	337
TOTAL SHAREHOLDERS' EQUITY		3,589	3,641	3,592

The consolidated statement of financial position should be read in conjunction with the notes to the half-year financial statements as set out on pages 8 to 18.

Note 1: Basis of Preparation of the Half-Year Financial Statements

The general purpose financial report for the half-year ended 31 March 2001 has been prepared in accordance with the requirements of the Corporations Law, Accounting Standard AASB 1029: "Interim Financial Reporting" which the Directors have elected to adopt and other authoritative pronouncements of the Australian Accounting Standards Board so far as they are applicable to a banking corporation.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this financial report is to be read in conjunction with the Bank's Annual Report and Full Financial Report for the year ended 30 September 2000 and any public announcements made by the Bank and its controlled entities during the half-year ended 31 March 2001 in accordance with the continuous disclosure obligations under the Corporations Law.

Where necessary, comparative figures have been amended to conform with changes in presentation in the current half-year.

The accounting policies have been consistently applied by the entities in the economic entity and are consistent with those of the previous year and corresponding half-year.

Where an entity either began or ceased to be controlled during the period, its results are included only from the date control commenced or up to the date control ceased.

The carrying amounts of all non-current assets are reviewed to determine whether they are in excess of their recoverable amounts at the end of the half-year. If the carrying amount of a non-current asset exceeds the recoverable amount, the asset is written down to the lower value. In assessing recoverable amounts, the relevant cash flows have not been discounted to their present value.

For the purpose of preparing the half-year financial statements, the half-year has been treated as a discrete reporting period.

Note 4: Expenses from Ordinary Activities

	Half-Year to 31/03/2001 $M	30/09/2000 $M	31/03/2000 $M
Interest Expense	1,129	1,102	920
Operating Expenses			
Staff costs			
Salaries and wages	198	200	195
Contractors' fees	9	13	11
Superannuation contributions	15	15	15
Provision for employee entitlements	1	4	1
Payroll tax	13	13	13
Fringe benefits tax	4	2	5
Other	15	14	17
Total staff costs	255	261	257
Computer and equipment costs			
Depreciation	17	17	19
Amortisation of deferred expenditure	22	21	17
Rentals on operating leases	9	10	9
Year 2000 compliance costs	-	-	9
Other	34	30	27
Total computer and equipment costs	82	78	81
Occupancy costs			
Depreciation	15	15	15
Rent	24	24	22
Other	17	17	18
Total occupancy costs	56	56	55
Other costs			
Fees and commissions	14	9	12
Advertising and public relations	29	16	15
Telephone	8	7	11
Printing and stationery	13	13	15
Postage	7	7	7
GST Implementation costs	-	8	9
Goodwill write-off	-	13	-
Redesign restructure costs	-	115	-
Write-off of investment in R&D syndicates	-	7	-
Other	51	47	39
Total other costs	122	242	108
Total operating expenses	515	637	501
Total expenses from ordinary activities	1,644	1,739	1,421

Note 6: Dividends

	Half-Year to		
	31/03/2001 $M	30/09/2000 $M	31/03/2000 $M
Ordinary dividends			
Proposed interim dividend (fully franked)	143	-	121
Final dividend (fully franked)	-	127	-
	143	127	121
Other dividends			
Base CPS[1] dividend paid (fully franked)	16	16	16
DCS[2] dividend provided for or paid (unfranked)	20	19	17
PRYMES[3] dividend provided for (unfranked)	2	-	-
	38	35	33
Total dividends	181	162	154

(1) Converting preference shares
(2) Depositary capital securities
(3) Preferred resetting yield marketable equity securities

Note 7: Earnings per Ordinary Share

	31/03/2001 Cents	30/09/2000 Cents	31/03/2001 Cents
Basic earnings per share			
- before goodwill	48.5	42.8	40.3
- after goodwill	37.5	32.4	29.5
Diluted earnings per share			
- before goodwill	46.4	41.6	38.9
- after goodwill	36.1	32.2	29.4

The non-redeemable, non-cumulative converting preference shares [1], options over ordinary shares, preferred resetting yield marketable equity securities and the unissued allotted shares have not been included in the determination of basic earnings per ordinary share, but have been included in the determination of diluted earnings per ordinary share.

(1) Applicable in comparative calculations only. On 29 March 2001 converting preference shares were converted into ordinary shares.

Note 8: Investment Securities

Investment securities are purchased with the intention of being held to maturity. The securities are recorded at cost plus accrued interest and in respect of fixed interest securities, are adjusted for amortised premiums and discounts on acquisition.

	31/03/2001 $M	30/09/2000 $M	31/03/2000 $M
Book Value	698	1,219	1,250
Market Value	699	1,225	1,250

Note 11: Deposits and Other Borrowings

	Half-Year to		
	31/03/2001 $M	30/09/2000 $M	31/03/2000 $M
Certificates of deposit	7,394	9,259	9,290
Term and other deposits	25,676	25,504	24,874
Other borrowings	124	284	234
	33,194	35,047	34,398

Note 12: Share Capital

1. Paid-up capital:

	31/03/2001 $M	30/09/2000 $M	31/03/2000 $M
461,725,988 Fully paid ordinary shares (30 September 2000: 455,439,731)	2,646	2,659	2,657
24,007,327 Non-redeemable, non-cumulative converting preference shares fully paid (A)	-	360	360
3,000,000 PRYMES (B)	292	-	-
Unissued allotted capital: 18,440,000 shares	140	140	140
General reserves	15	15	15
	3,093	3,174	3,172

2. Movements in ordinary share capital

	31/03/2001 $M	30/09/2000 $M	31/03/2000 $M
Balance at beginning of half-year	2,659	2,657	2,734
Buy-back (C)	(376)	-	(81)
Conversion of converting preference shares	360	-	-
Ordinary shares issued	3	2	4
Balance at end of half-year	2,646	2,659	2,657

3. Issued and uncalled capital:

12,805 Borrowers' shares - unpaid (31 March 2000: 17,340)
388,560 Depositors' shares - unpaid (31 March 2000: 475,786)

(A) On 29 March 2001, St.George converted 24,007,327 convertible preference shares (CPS) into 28,168,842 ordinary shares.

(B) In March 2001, St.George issued 3,000,000 Preferred Resetting Yield Marketable Equity Securities (PRYMES) at $100 each, raising $292 million in Tier 1 capital after deducting underwriting and other costs of $8 million. These securities will attract a fully franked dividend of 6.36% pa for the first five years, after which the Bank has the option to reset the rate.

(C) On 29 March 2001, the Bank completed an off-market buy-back of 22,790,119 shares for $376 million, mainly funded by the issue of PRYMES. The buy-back was executed through a 1 for 20 rights issue. These rights were available for trade on the Australian Stock Exchange between 19 February 2001 and 13 March 2001.

Note 15: *Statement of Cash Flows Notes*

(a) Reconciliation of operating profit after income tax to net cash provided by operating activities

	Half-Year to		
	31/03/2001 $M	30/09/2000 $M	31/03/2000 $M
Profit from ordinary activities after income tax	211	185	169
Depreciation	32	33	34
Amortisation			
- goodwill	50	51	50
- deferred expenditure	22	21	17
Dividend receivables	-	(4)	-
Net loss on sale of property, plant and equipment	-	1	1
(Decrease)/increase in accrued expenses	(19)	(170)	267
(Decrease)/increase in provision for income tax	(9)	56	8
Increase in interest receivable	-	(2)	-
Increase in other income receivable	(5)	(2)	(29)
Decrease in trading securities	500	255	294
Bad and doubtful debts expense	30	30	20
Increase in prepaid expenses	-	(5)	(5)
Increase/(decrease) in provisions			
- employee entitlements	-	(2)	(1)
- directors' retirement	1	(1)	-
Increase/(decrease) in interest payable	25	176	(123)
Net profit on sale of shares	(1)	(1)	-
Profit on sale of controlled entity	-	(83)	-
Increment on revaluation of controlled entities	-	(15)	-
Goodwill write-off	-	13	-
Redesign restructure costs	-	75	-
Write-off of investment in R&D syndicates	-	7	-
Profit on trading	(14)	(21)	-
Profit on sale of investment securities	(6)	-	-
Net cash provided by operating activities	817	597	702

(b) Acquisition of Controlled Entities

On 16 May 2000, St.George Bank Limited acquired 100% of the ordinary issued share capital of Scottish Pacific Business Finance Group for $42 million. The excess of fair value over the net assets of Scottish Pacific Business Finance Group at the date of the acquisition was $32 million.

Fair value of net tangible assets acquired:

	31/03/2001	30/09/2000	31/03/2000
Cash	-	5	-
Property, plant and equipment	-	2	-
Loans and other receivables	-	209	-
Borrowings	-	(203)	-
Other liabilities	-	(1)	-
Other provisions	-	(2)	-
	-	10	-
Goodwill on acquisition	-	32	-
Consideration	-	42	-
Less: - Cash acquired	-	5	-
- Deferred payment (non-cash)	-	10	-
Net outflow of cash on acquisition	-	27	-

Note 16: Contingent Liabilities

There has been no material changes in contingent liabilities from those disclosed in the 30 September 2000 Full Financial Report.

Note 17: Segmental Reporting

	Half-Year Ended		
	31/03/2001 $M	30/09/2000 $M	31/03/2000 $M
Industry Segments			
Revenue			
Banking and Finance	1,947	1,985	1,671
Insurance	21	19	20
Managed Funds	87	93	66
	2,055	2,097	1,757
Operating Profit After Income Tax			
Banking and Finance	181	162	143
Insurance	10	7	9
Managed Funds	20	16	17
	211	185	169
Assets			
Banking and Finance	47,556	49,133	47,472
Insurance	159	153	142
Managed Funds	243	324	176
	47,958	49,610	47,790

Geographical Segments

The consolidated entity operates predominantly in Australia.

INDEPENDENT REVIEW REPORT BY EXTERNAL AUDITORS TO THE MEMBERS OF ST.GEORGE BANK LIMITED FOR THE HALF-YEAR ENDED 31 MARCH 2001

SCOPE

We have reviewed the financial report of St.George Bank Limited for the half-year ended 31 March 2001, consisting of the statement of financial performance, statement of financial position, statement of cash flows, accompanying notes and the directors' declaration set out on pages 5 to 19. The financial report includes the consolidated financial statements of the consolidated entity comprising St.George Bank Limited and the entities it controlled at the end of the half-year or from time to time during the half-year. The Bank's directors are responsible for the financial report.

We have performed an independent review of the financial report in order to state whether, on the basis of procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029: "Interim Financial Reporting" and other mandatory professional reporting requirements and statutory requirements in Australia so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and performance as represented by the results of its operations and its cash flows and in order for the Bank to lodge the financial report with the Australian Securities and Investments Commission.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. The review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. Our review has not involved a study and evaluation of internal accounting controls, tests of accounting records or tests of responses to inquiries by obtaining corroborative evidence from inspection, observation or confirmation. The procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion

STATEMENT

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of St.George Bank Limited is not in accordance with:

(a) the Corporations Law, including:

(i) giving a true and fair view of the consolidated entity's financial position as at 31 March 2001 and of its performance for the half-year ended on that date; and

(ii) complying with Accounting Standard AASB 1029: "Interim Financial Reporting" and the Corporations Regulations; and

(b) other mandatory professional reporting requirements.

KPMG.

KPMG

J F Teer, Partner
45 Clarence Street,
Sydney, New South Wales, 2000
8 May 2001

St.George Bank Limited
ACN 055 513 070

GROUP FINANCIAL RESULTS

AND

DIVIDEND ANNOUNCEMENT

for the half-year ended
31 MARCH 2001

Released
8 May 2001

CONTENTS

1 Financial Summary

1.1 Results at a Glance

Profit and Loss

- Profit after tax, goodwill, abnormals, outside equity interests and preference dividends was $173 million (31 March 2000: $136 million), an increase of 27.2%.
- Non-interest income increased to $314 million (31 March 2000: $268 million), an increase of 17.2%
- Operating expenses increased to $565 million (31 March 2000: $551 million), an increase of 2.5%
- Basic earnings per ordinary share increased to 96.9 cents (30 September 2000: 85.6 cents, 31 March 2000: 80.6 cents)
- Return on average ordinary equity increased to 15.78% (30 September 2000: 14.23%, 31 March 2000: 13.49%)

Balance Sheet and Receivables

- Total assets were $48.0 billion (31 March 2000: $47.8 billion), an increase despite the securitisation of $1.8 billion of residential loan receivables in February 2001.
- Receivables (both on and off-balance sheet) were $43.7 billion (31 March 2000: $41.4 billion), an increase of 5.8%.

Dividends

- A higher ordinary dividend of 31 cents per ordinary share (31 March 2000: 26 cents) has been declared in line with improved key performance ratios and results. This represents an increase of 19.2%.

Other

- Managed funds stood at $13.9 billion (30 September 2000: $13.6 billion, 31 March 2000: $11.8 billion)
- Gross non-accrual loans as a percentage of net receivables increased to 0.14% (30 September 2000: 0.10%, 31 March 2000: 0.10%). The level of non-accrual loans remains very low by industry standards.

1.2 Group Highlights

The financial information provided in this statement relates to the operations of St.George Bank Limited and its Controlled Entities for the half-year ended 31 March 2001. The results have been subject to an independent review by the Group's external auditors, KPMG. Comparative information has been reclassified where necessary to enhance comparability.

Half-Year Ended		**March 2001**	Sept[1] 2000	March 2000
TOTAL ASSETS [2]	$m	**47,958**	49,610	47,790
OPERATING PROFIT				
- after income tax, OEI [3] and before abnormals [1]	$m	**211**	182	169
- after income tax, abnormals and OEI	$m	**211**	185	169
- after income tax, preference dividends and before abnormals and goodwill	$m	**223**	198	186
- after income tax, preference dividends, OEI, goodwill and before abnormals	$m	**173**	147	136
- after income tax, preference dividends, OEI, goodwill and abnormals	$m	**173**	150	136
RETURN ON AVERAGE ASSETS (Annualised)				
- before abnormals and goodwill		**1.06%**	0.96%	0.94%
- after abnormals and goodwill		**0.85%**	0.76%	0.73%
RETURN ON AVERAGE RISK WEIGHTED ASSETS (Annualised)				
- before abnormals and goodwill		**1.86%**	1.72%	1.71%
- after abnormals and goodwill		**1.50%**	1.37%	1.32%
RETURN ON AVERAGE ORDINARY EQUITY (Annualised)				
- after income tax, preference dividends and before abnormals and goodwill		**15.78%**	14.23%	13.49%
- after income tax, preference dividends, OEI, goodwill and before abnormals		**12.24%**	10.56%	9.86%
- after income tax, preference dividends, OEI, goodwill and abnormals		**12.24%**	10.78%	9.86%
EXPENSES AS % AVERAGE ASSETS - (excludes abnormals and goodwill)		**2.08%**	2.06%	2.15%
EXPENSE / INCOME RATIO - (excludes abnormals and goodwill)		**55.6%**	56.6%	59.9%
INTEREST MARGIN		**2.74%**	2.72%	2.67%
ORDINARY DIVIDEND (Fully franked)	Cents	**31.0**	29.0	26.0
EARNINGS PER ORDINARY SHARE [4] (Annualised)				
- basic				
- before abnormals and goodwill	Cents	**96.9**	85.6	80.6
- after abnormals and goodwill	Cents	**75.1**	64.7	59.0
- diluted				
- before abnormals and goodwill	Cents	**92.9**	83.1	77.8
- after abnormals and goodwill	Cents	**72.1**	64.4	58.7
NET TANGIBLE ASSETS PER ORDINARY SHARE	$	**2.93**	2.90	2.69
CAPITAL ADEQUACY RATIO		**10.8%**	11.5%	11.5%

(1) Under the revised accounting standard AASB 1018, abnormal items no longer exist. Accordingly, these items have been reclassified into their respective income and expense categories in the Profit and Loss Statement. However, for comparative purposes, the above prior period ratios and profit balances have not been amended. Refer to page 14 for further details.
(2) Total assets is net of securitised receivables of $4.2 billion at 31 March 2001(30 September 2000: $2.8 billion, 31 March 2000: $3.3 billion).
(3) OEI refers to outside equity interests in controlled entities.
(4) Comparatives have been restated in line with amended AASB 1027.


Operating Profit and Return on Average Ordinary Equity
$ million
240
220
200
180
160
140
120
16%
15%
14%
13%
12%
11%
10%
9%
8%
7%
6%
(Annualised)
Mar 99
Sep 99
Mar 00
Sep 00
Mar 01
Operating Profit after income tax, preference dividends and before abnormals and goodwill
Return on Average Ordinary Equity after income tax, preference dividends and before abnormals and goodwill

Net Interest Income

- Net interest income for the half-year to 31 March 2001 was $612 million (31 March 2000: $569 million) an increase of 7.6%.

Diversification of Income Streams

- Non-interest income for the half-year to 31 March 2001 was $314 million (31 March 2000: $268 million) an increase of 17.2%. This increase was largely due to growth in product and commission revenue. Non-interest income now accounts for 33.9% of total income (31 March 2000: 32.0%).

- Managed funds increased to $13.9 billion from $13.6 billion at 30 September 2000. Managed Funds fees for the half-year to 31 March 2001 were $73 million (30 September 2000: $71 million) despite the transfer of the management of $0.9 billion of Advance Property Fund to Stockland Limited on 1 December 2000.

Cost Containment

- The expense to income ratio for the half-year to 31 March 2001 fell to 55.6% (30 September 2000: 56.6%, 31 March 2000: 59.9%). The improvement is attributable to strong growth in other income, higher interest margins and containment of operating expenses.

- Operating expenses before goodwill and abnormals were $515 million for the half-year to 31 March 2001 (30 September 2000: $502 million). Included in these operating expenses is non-recoverable GST expense of $12 million for the half-year to March 2001 (30 September 2000: $4 million), which if deducted would result in a balance of $503 million for the 31 March 2001 half-year and $498 million for the 30 September 2000 half-year. An increase was expected given the growth in business volumes, however the small size of the movement reflects the positive impact of the Group Redesign.

Shareholder Returns

- Return on average ordinary equity (before goodwill and abnormal items) increased to 15.78% (30 September 2000: 14.23%, 31 March 2000: 13.49%).
- Annualised basic earnings per ordinary share (before goodwill and abnormal items) increased to 96.9 cents (30 September 2000: 85.6 cents, 31 March 2000: 80.6 cents).
- The Board has declared an interim ordinary dividend of 31 cents per ordinary share, payable on 29 June 2001. This dividend has been brought forward to allow franking at 34% instead of 30%.

Capital Management

- Share buy-back of $376 million completed.
- Issue of $300 million of Preferred Resetting Yield Marketable Equity Securities (PRYMES), raising $292 million after underwriting and other expenses.
- Conversion of $360 million Converting Preference Shares to ordinary shares.
- Completion of a $1.8 billion securitisation of residential loans receivables.

Assets and Asset Quality

- Receivables (on and off-balance sheet) were $43.7 billion (31 March 2000: $41.4 billion), an increase of 5.8%. The key drivers of receivables growth are also improving.
- Bad and doubtful debts expense for the half-year to 31 March 2001 was $30 million (30 September 2000: $30 million). The stability of the charge reflects the Group's conservative lending mix relative to other market participants. Fitch IBCA (a major credit rating agency) lifted St.George's credit rating from A to A+ in January 2001, stating that St.George's "...asset quality is so good that it would be difficult for the bank to improve on the present low level of impaired loans".

Market Share

- Competitive pricing and St.George's new marketing campaigns, together with Best Bank initiatives such as the implementation of Financial Services Centres (FSC's), improved databases and customer management relationship systems are assisting in promoting the Group's position in the banking and financial services market. This includes innovations such as the Starts Low - Stays Low credit card and dragondirect. Residential lending market share has stabilised and further improvement is expected in the second half.

2 Business Summary

2.1 Strategic Overview

St.George, Australia's fifth largest bank, provides consumers with a distinct choice from the "Big 4" in terms of quality service and value offered.

The Bank continues to concentrate on improving its internal operations with the aim of increasing its capacity to cross sell to the Bank's large and loyal customer base of 2.6 million individuals and companies, concentrated primarily in NSW and South Australia.

The completion of the St.George/Advance merger at the end of 1999 provided the Bank with the time and resources to review its infrastructure and product and service range. The Group's "Best Bank" redesign is being undertaken to capitalise on opportunities in both these areas. The redesign is due for completion in September this year and will have achieved in two years what would have taken up to five years to achieve in the normal course of business.

The redesign which is bringing St.George's financial performance and range of product offerings in line with the competition, combined with the Bank's superior customer service, is delivering enhanced shareholder value, in terms of improved earnings per share growth and return on equity.

At the same time as improving the core operating activities of the Bank, St.George is also building its managed funds businesses to diversify revenue streams and enhance sustainable long-term growth opportunities. The Group is adding to its investment advisory and financial planning capabilities by increasing its sales capacity and extending the product range and distribution network through Advance Asset Management and SEALCORP, as well as through alliances with other organisations including WealthPoint.

In addition, the Bank is focused on developing a number of independent and complementary businesses that have synergies with the Bank's core business while providing higher earnings potential than traditional banking. This includes the Private Bank, components of WealthPoint's developments and the Group's Internet based investments. It is expected, that over time, these businesses will make an increasingly significant contribution to shareholder value.

St.George remains committed to five group-wide priorities identified in 1999 as being key enablers for implementing the Group's strategy and improving overall performance:

1. Infrastructure Redesign

The Best Bank redesign, which is designed to improve the Bank's sales and service effectiveness while at the same time fast tracking performance improvements, is on track to deliver at least $120 million in annualised performance improvements for the year ending September 2002 and will have a $70 million impact in the September 2001 year.

At 31 March 2001, performance improvements with an annualised value of $58 million had been implemented, which had an $17 million impact during the period.

Key ideas implemented during the period include streamlining deposit and loan account procedures; providing Commercial and Private Bank customers with access to internet and phone banking services; providing service delivery channels that are aligned to customer service needs through the implementation of a three tier branch network; the introduction of a Lead Management System to improve cross sale opportunities and the outsourcing of property and facilities management.

By 31 March, 527 of 1000 ideas approved for implementation had been completed.

2. Customer Focus

Independent customer satisfaction surveys conducted by Roy Morgan Research (source: Roy Morgan Research August 1999 - January 2001) confirm that St.George continues to maintain its position well ahead of the four majors for customer satisfaction nationally.

Customer service continues to be the Bank's core strength and point of difference, providing St.George a sustainable competitive advantage with significant brand value. One of the main goals of the redesign initiative is to build on this strength by improving customers' satisfaction even further. Many of the process improvements being implemented as a part of Best Bank are designed to increase the speed and consistency of customer service in both call centres and branches and to enhance self service options such as Internet and Phone Banking.

On the basis that "what gets measured gets done", the Bank conducts regular customer satisfaction surveys across all areas of the business. An integral part of this process is the associated staff training which targets problem areas for specific locations. Customer satisfaction is a key performance measure for all staff and a proportion of the incentive compensation for senior managers is based on the survey results. St.George's Groupwide staff recognition program is also used to stimulate the improvement of both internal and external customer service.

3. Customer Solutions

St.George is focused on improving its sales capability through the provision of appropriate solutions to customers financial needs and by building lasting relationships.

As part of the effort to increase sales the Bank is building its sales force. Over the last 12 months the Investment Advisor Channel has grown to 110 staff, with further plans to increase the number of both Investment Advisors and Financial Planners. In addition, the private client services salesforce is being consolidated within a true "Private Bank" which will also incorporate the expertise provided by the KPMG Financial Services team.

St.George continues to develop the existing mortgage, insurance and financial planning salesforces for its traditional retail customer base. At the same time there is an increased focus on improving training and tools for call centre staff to build on outbound and inbound sales volumes. As part of the redesign improvements, telesales consultants can now view a customer's complete financial relationship with St.George on a single screen.

The provision of innovative products is integral to the Group's strategy to increase sales. Just recently the Bank released the new Starts Low - Stays Low credit card (judged by Cannex as the best value credit card in the market place for customers with debts in excess of $5000) which has proven to be very popular and the Portfolio Loan continues to make up a significant share of total loan approvals. St.George is also paying more attention to product packaging, for example when customers sign-up for the latest home loan they now also receive a fee-free transaction account, a credit card and insurance as part of the package.

4. Database Marketing

St.George has been a leader in the area of Group Data Warehousing and effective management of this resource is a key factor in increasing sales. With this in mind, St.George has appointed a new General Manager specialising in data warehouse management to be responsible for driving an integrated approach to managing customer relationships across the Group. During the course of the redesign $5.5 million will be invested in improving the Bank's Group Data Warehouse, this includes upgrading customer profitability models, developing a contact and lead management system and developing point of sale propensity, behavioural and relationship information. All of this work will take full account of St.George's obligations under current and proposed privacy laws.

5. Internet and eCommerce

St.George feels it is important to continue to invest in improving its Internet Banking capabilities and is currently in the process of adding extra capacity to improve stability and access. The Bank now has over 260,000 registered Internet Banking customers conducting approximately 1.2 million transactions per month.

In addition, St.George continues to build partnerships and alliances with other Internet and eCommerce businesses with the primary aim of attracting new customers and sources of revenue to the Group. The Bank's most recent purchase of a 5% stake in Virtual Communities, Australia's largest computer and Internet re-sellers, gives immediate access to almost 70,000 Internet connected customers.

Virtual Communities provides affordable computer and Internet packages to the general community. St.George will exclusively offer special banking products with Virtual Communities to their customers.

2.2 Group Redesign

The planning phase of the Best Bank Redesign Program commenced in December 1999 and involved an extensive review of the Bank's processes, procedures and pricing. At the conclusion of the planning phase 3,000 improvement opportunities were identified, with 1,000 approved in August 2000 for implementation.

The 1,000 ideas that comprise the Redesign Program focus on increasing revenue streams and improving the Bank's service capability through the implementation of sustainable operational process improvement changes.

In September 2000, the twelve month implementation phase commenced, and is facilitated by three Implementation Co-ordinators who liaise with 120 accountable (responsible) managers across the Bank. The implementation is focussed on achieving at least $120 million in annualised performance improvements. Financial benefits have been incorporated within divisional budgets to ensure a tight discipline with respect to both the measurement of and the accountability for delivering the Best Bank result.

The benefits realised in the September 2001 financial year will be $70 million, an improvement on the $50 million originally projected. This increase is due to the early implementation of high value ideas enabling benefits to be realised ahead of plan.

Cost efficiency improvements, which account for 75 percent of the $120 million target, involve the elimination of duplicate functions, streamlining and automating processes and improving customer access to the Bank's full range of products and services.

Ideas relating to increasing revenue streams account for the remaining 25% of the $120 million target. Benefits are created by a focussed effort to understand the value customers derive from their relationship with St.George; and to enhance that value via improvements to products and services.

Differentially pricing products and services in accordance with their value to the customer is the key driver of the revenue objectives.

At 31 March 2001, ideas with an annualised value of $58 million were implemented, having a $17 million impact during the period. Efficiency improvements to date have resulted in 720 Full Time Equivalent staff (FTE) reductions comprising 277 redundancies compared to the overall targets of 1,450 FTE and 900 FTE respectively.

The following is an update on the progress of key ideas during the period:

1. Streamlining credit, branch and lending procedures. The majority of replacement cards are now mailed directly to customers replacing issuance in branches. Lending and credit processes for existing customers have been reviewed and simplified.

2. Service access points expanded by providing Commercial and Private Bank customers with access to Internet and phone banking services.

3. Enabling Call Centre staff to more efficiently service customers through the delivery of enhanced customer inquiry screens that provide the complete financial relationship of the customer with St.George.

4. The development and implementation of a three tier branch network to align service delivery channels with customer needs. The three tiers consist of Financial Service Centres (FSC), traditional branches and Automated Banking Centres (ABC).

   FSCs offer a broader range of services than traditional branches. There were 18 branches in key locations converted into FSCs during the period.

   ABCs only provide phone, Internet and ATMs services, but are supported by staff to assist customers in accessing and understanding these services.

5. Value based pricing developed with fee changes communicated to customers in February 2001 to take effect from April. The changes reflect the value customers derive from the Bank's different service delivery channels.

6. The introduction of a Lead Management System that automates and tracks customer referrals between businesses within the Bank to improve cross sale opportunities.

7. Convenient and cost effective intranet based training courses that complement traditional training programs have been piloted. To facilitate this training across the Bank, additional personal computers are being rolled out to branches. This process is continuing according to schedule.

8. Rationalising lending systems with 64,000 loans converted to the target lending system.

9. E-procurement which involves purchasing the Bank's goods and services online via the intranet and re-engineering the way the Bank interfaces with suppliers is progressing to plan. In March 2001, the Bank appointed MVS, a staff recruitment intermediary to manage the Bank's staff recruitment vendors thereby delivering scale and efficiency benefits to the Bank.

10. Outsourcing property and facilities management.

11. The establishment of a dedicated Business Services Unit to meet the specific financial needs of small business customers is under way and scheduled to commence operations by the end of June 2001.

The Best Bank Program is designed to ensure that customers receive innovative products and efficient service through reliable delivery channels. To achieve this outcome, staff are provided with the tools, environment and training required to deliver optimal customer service.

2.3 Capital Management

Last November, St.George announced a number of capital management initiatives that were intended to be completed in the six months ended 31 March 2001. All of these initiatives were successfully completed on schedule and will boost return on equity and earnings per share from the second half of the financial year.

Preferred Resetting Yield Marketable Equity Securities (PRYMES)

The Bank successfully completed the issue of three million PRYMES, at $100 each, in February 2001. The issue netted $292 million of Tier 1 capital. These securities will attract a fully franked dividend of 6.36%pa for the first five years after which the Bank has the option to reset the rate.

Securitisation

The Bank successfully securitised $1.8 billion of residential loans receivables in February 2001 through Crusade Global Trust No.1 of 2001. The balance of securitised loans as at 31 March 2001 was $4,190 million. This latest issue reflects the Bank's strategy of utilising securitisation for capital management and diversification of funding sources.

Share Buy-Back

In March 2001, the Bank successfully completed an off-market buy-back of 22.8 million shares with a value of $376 million. To ensure that all shareholders were able to participate, the buy-back was implemented through a 1 for 20 issue of Sell Back Rights. The Sell Back Rights were available for trade on the Australian Stock Exchange between 19 February 2001 and 13 March 2001. The buy-back was mainly funded through the issue of $300 million PRYMES.

Conversion of Converting Preference Shares (CPS)

In March 2001, the Bank converted $360 million of convertible preference shares into 28.2 million ordinary shares. The holders of these securities were paid a pro-rata dividend of 44.8 cents for the period to 29 March 2001, the conversion date.

2.4 WealthPoint Investment

Included in other assets is an investment in a listed associated company, WealthPoint Limited, with a carrying value of $127 million, or $1.20 per share.

The bulk of the Group's investment in WealthPoint is in the form of preference shares which are convertible to ordinary shares. The ordinary shares of WealthPoint are listed on the ASX and closed at 23 cents on 7 May 2001.

WealthPoint derives revenues from ASSIRT's pre-existing independent financial adviser customer base. WealthPoint also obtains revenues from the St.George Investment Services Division (ISD) under contractual arrangements and undertakes co-ordinated marketing with SEALCORP.

ASSIRT provides practice management software tools and support services to institutional and independent financial advisers. These services include client relationship management, financial planning tools and financial markets research. They are an integral component of the St.George Group's growth objectives in the wealth management area. It is these ASSIRT revenues that underpin most of the carrying value of $1.20 per share.

The directors have considered whether the carrying value of this investment exceeds the recoverable amount, and are of the opinion that, based on the long term strategic nature of the investment, and the underpinning from St.George Group revenues, no permanent diminution has occurred. Consequently, the directors consider it appropriate to continue to carry the investment at cost.

2.5 Other Strategic Investments

The St.George Group holds a number of smaller investments in other companies which have been made to support strategic initiatives in eCommerce and other financial services activities. These investments are carried at cost. On a portfolio basis, unrealised market value gains exceed unrealised losses for these investments.

2.6 Future Prospects

The global and local economy's outlook has changed markedly since the end of the last half-year. Slowing economic growth will intensify competition resulting in pressure on interest margins and credit quality. St.George's conservative credit profile relative to our competitors will provide stability in such an environment.

In addition, the diversification of our income stream and changes in product mix should mitigate the pressure on interest margins. Strong growth in our funds management businesses in the current half-year is expected to continue into the second half.

In September 2000, the Group embarked on the implementation of ideas generated by the Best Bank Redesign process. It is clear that the ideas implemented so far are already having positive impacts on operating results. The full impact of these improvements and others nearing completion will continue to enhance the Group's overall performance. The streamlining of our core business processes will be the Group's main focus in the short term and is expected to be completed by September 2001. These changes are expected to contribute $70 million before tax to the full year ending 30 September 2001 and at least $120 million for the year ending 30 September 2002.

The Group's recent increases in marketing expenditure and competitive pricing policies are expected to result in increased lending growth and improve St.George's market share position in the second half.

During the first half, capital management initiatives announced in November 2000 were implemented. These changes will improve the Group's overall performance and contribute to increased shareholder value. St.George will maintain its focus on managing its capital position to ensure shareholder returns are maximised and the interests of relevant stakeholders are considered.

It is expected that the Group's performance will continue to improve in the next half-year.

3 Financial Analysis

3.1 Profit and Loss Statement

Half-Year Ended	**March 2001 $m**	Sept 2000 $m	March 2000 $m
Interest income	**1,741**	1,705	1,489
Interest expense	**1,129**	1,102	920
Net interest income	**612**	603	569
Other income	**314**	284	268
Other income previously disclosed as abnormal (1)	**-**	108	-
	314	392	268
Bad and doubtful debts expense	**30**	30	20
Operating expenses	**565**	553	551
Operating expenses previously disclosed as abnormal (1)	**-**	135	-
	565	688	551
Operating profit before income tax	**331**	277	266
Income tax expense	**120**	122	97
Income tax benefit previously disclosed as abnormal (1)	**-**	(30)	-
	120	92	97
Operating profit after income tax	**211**	185	169
Outside equity interests	**-**	-	-
Operating profit after income tax and outside equity interests	**211**	185	169
Preference dividends(2)	**38**	35	33
Profit to ordinary shareholders	**173**	150	136

(1) For further details, refer to page 14.
(2) Preference dividends are dividends payable on converting preference shares (CPS), depositary capital securities (DCS), and preferred resetting yield marketable equity securities (PRYMES).

3.1.1 Underlying Profit

Half-Year Ended	**March 2001 $m**	Sept[1] 2000 $m	March 2000 $m
Underlying Profit	**411**	393	354
Deduct:			
Income tax expense	**120**	122	97
Abnormal items[1] (net of income tax)	**N/A**	(3)	-
Charge for bad and doubtful debts	**30**	30	20
Goodwill amortisation	**50**	51	50
Year 2000 compliance costs	**-**	-	9
GST implementation costs	**-**	8	9
Operating profit after income tax and abnormal items	**211**	185	169
Deduct: outside equity interests	**-**	-	-
Operating profit after income tax, outside equity interests and abnormal items	**211**	185	169
Underlying Profit as a percentage of average assets	**1.66%**	1.61%	1.52%

(1) Under the revised accounting standard AASB 1018, abnormal items no longer exist. Accordingly, these items have been reclassified into their respective income and expense categories in the Profit and Loss Statement. However, for comparative purposes, the above prior period ratio and balances have not been amended. Refer to page 14 for further details.

The underlying profit for the Group, which is defined as operating profit before income tax, abnormal items, bad and doubtful debts, goodwill amortisation, Year 2000 compliance costs and GST implementation costs increased 16% to $411 million compared to 31 March 2000. Factors driving the growth in underlying profit during the period were:

- increases in other income;
- improvements in net interest margin; and
- containment of operating expenses.


Underlying Profit
430
410
390
370
350
330
310
290
270
250
$ million
1.70%
1.60%
1.50%
1.40%
1.30%
1.20%
1.10%
1.00%
Mar 99
Sep 99
Mar 00
Sep 00
Mar 01
Underlying Profit
Underlying profit as a percentage of average assets

3.1.2 Abnormal Items

Abnormal items were previously disclosed as a separate line item in the Profit and Loss Statement. Under the revised accounting standard AASB 1018 abnormal items no longer exist. They are now incorporated into their respective income and expense categories. However, for comparative purposes, prior period balances in the Group Highlights table on page 3, Underlying Profit table on page 13 and ratios throughout the document with references to abnormals have not been amended.

Abnormal items for the half-year to 30 September 2000 have been incorporated in other income, operating expenses and income tax expense as shown in the table below:

Half-Year Ended	**March 2001 $m**	Sept 2000 $m	March 2000 $m
Other income	**314**	284	268
Items previously classified as abnormal			
Profit on sale of businesses	-	85	-
Unrealised gain on revaluation of APF units	-	23	-
	-	108	-
Other income per Profit and Loss Statement	**314**	392	268
Operating expenses	**565**	553	551
Items previously classified as abnormal			
Goodwill write-off	-	13	-
Redesign restructure costs	-	115	-
Write-off of investment in R&D syndicates	-	7	-
	-	135	-
Operating expenses per Profit and Loss Statement	**565**	688	551
Income tax expense	**120**	122	97
Items previously classified as abnormal			
Capital gains tax on profit on sale of businesses	-	2	-
Capital gains tax on revaluation of APF units	-	8	-
Income tax benefit on redesign restructure costs	-	(40)	-
	-	(30)	-
Income tax expense per Profit and Loss Statement	**120**	92	97

3.1.3 Net Interest Income

Net interest income is derived from the Group's business activities of lending, investments, deposits and borrowings.

The net interest income for the half-year ended 31 March 2001 was $612 million (31 March 2000: $569 million), an increase of 7.6%.

Half-Year Ended	**March**		Sept		March	
	----------2001----------		----------2000----------		----------2000----------	
	Average Balance $m	**Average Rate**	Average Balance $m	Average Rate	Average Balance $m	Average Rate
Interest Earning Assets	**44,610**	**7.81%**	44,349	7.69%	42,565	7.00%
Interest Bearing Liabilities	**44,045**	**5.13%**	43,429	5.08%	41,378	4.45%
Interest Spread		**2.68%**		2.61%		2.55%
Interest Margin		**2.74%**		2.72%		2.67%

Refer to page 32 for the Group's Average Balance Sheets

Average interest earning assets for the six months to 31 March 2001 were $44.6 billion (31 March 2000: $42.6 billion), an increase of 4.8%. Average return on these assets was 7.81% for the six months to 31 March 2001 (31 March 2000: 7.00%). Average non-interest earning assets for the six months to 31 March 2001 were $4.8 billion (31 March 2000: $4.0 billion) an increase of 20.3%. This increase is due to the revaluation of the foreign currency hedges of the Bank's offshore borrowings in line with the decline of the Australian dollar.

Average interest bearing liabilities for the six months to 31 March 2001 were $44.0 billion (31 March 2000: $41.4 billion) an increase of 6.4%. The average cost of funds for the half-year to 31 March 2001 was 5.13% (31 March 2000: 4.45%). Average non-interest bearing liabilities for the half-year to 31 March 2001 were $1.7 billion (31 March 2000: $1.6 billion). Average shareholders' equity for the half-year to 31 March 2001 was $3.7 billion (31 March 2000: $3.6 billion).

The interest margin for the half-year to 31 March 2001 was 2.74% (30 September 2000: 2.72%, 31 March 2000: 2.67%). The interest spread increased to 2.68% (30 September 2000: 2.61%, 31 March 2000: 2.55%).


Net Interest Income and Interest Margin
$ million
620
610
600
590
580
570
560
550
540
530
520
2.80%
2.70%
2.60%
2.50%
2.40%
2.30%
2.20%
Mar 99
Sep 99
Mar 00
Sep 00
Mar 01
Net Interest Income
Interest Margin

3.1.4 Other Income

Half-Year Ended	**March 2001 $m**	Sept 2000 $m	March 2000 $m
Financial markets income[(1)]	**14**	8	13
Profit on sale of investment securities	**6**	-	-
Product fees and commissions			
- Lending	**35**	38	41
- Deposit and other accounts	**142**	121	104
Securitisation service fees	**16**	19	21
Managed funds fees	**73**	71	63
Structured investments	**-**	2	2
Dividend income	**1**	1	1
Net profit on disposal of land and buildings	**-**	-	1
Profit on sale of shares	**1**	-	1
Factoring income	**7**	5	-
Bill acceptance fees	**8**	5	1
Rental income	**7**	9	7
Other	**4**	5	13
	314	284	268
Items previously disclosed as abnormal			
Profit on sale of businesses	**-**	85	-
Unrealised gain on revaluation of APF units	**-**	23	-
	-	108	-
TOTAL OTHER INCOME	**314**	392	268
As a % of average assets[(2)] (annualised)	**1.27%**	1.16%	1.15%
As a % of total income[(2)]	**33.9%**	32.0%	32.0%

(1) In addition, net interest income of $12 million for the half-year to 31 March 2001 (31 March 2000: $21 million) was earned on the financial markets trading portfolio. Financial markets total income amounted to $26 million (31 March 2000: $34 million).

(2) Under the revised accounting standard AASB 1018, abnormal items no longer exist. Accordingly, these items have been reclassified into their respective income and expense categories in the Profit and Loss Statement. However, for comparative purposes, the above prior period ratios have not been amended. Refer to page 14 for further details.

This category of income comprises fees from lending activities, managed funds, product fees, service fees and commissions, dividend income, profit on sale of treasury securities, foreign exchange earnings, trading securities income and income from other sources such as rental income.

Financial markets non interest income primarily represents gains and losses made on foreign exchange and derivative transactions, realised gains and losses on disposal of trading securities and unrealised market value adjustments on trading securities.

Increases in product fees and commission income during the current half-year reflect a combination of growth in retail deposits, changes introduced as part of the Group Redesign and greater transaction volumes. A significant proportion of product fees and commissions is generated by electronic banking services.

Securitisation service fees were impacted by some accounting adjustments and are expected to return to an increasing trend in the second half.

Income from managed funds was impacted by the transfer of the management of Advance Property Funds on 1 December 2000 to Stockland Limited.

3.1.5 Managed Funds

Managed funds grew from $13.6 billion at 30 September 2000 to $13.9 billion at 31 March 2001 despite the $0.9 billon transfer of Advance Property Fund (APF) in December 2000. Managed Funds fees for the half-year to 31 March 2001 were $73 million (30 September 2000: $71 million) despite the disposal of Advance Property Fund.

SEALCORP contributed $56 million to managed funds fee income for the half-year (30 September 2000: $52 million).


Managed Funds
Value ($'m)
Income ($'m)
10,000
8,000
6,000
4,000
2,000
0
80
70
60
50
40
30
20
Mar 99
Sep 99
Mar 00
Sep 00
Mar 01
SEALCORP
Other Managed Funds
APF
Managed Funds Fees

3.1.6 Operating Expenses

Half-Year Ended	**March 2001 $m**	Sept 2000 $m	March 2000 $m
Staff expenses			
Salaries	**198**	200	195
Contractors' fees	**9**	13	11
Superannuation	**15**	15	15
Payroll tax	**13**	13	13
Fringe benefits tax	**4**	2	5
Other	**16**	18	18
Total Staff expenses	**255**	261	257
Computer and equipment costs			
Depreciation	**17**	17	19
Amortisation - Deferred expenditure	**22**	21	17
Year 2000 compliance costs	**-**	-	9
Rental on operating leases	**9**	10	9
Other	**34**	30	27
Total Computer and equipment costs	**82**	78	81
Occupancy costs			
Depreciation	**15**	15	15
Rental on operating leases	**24**	24	22
Other	**17**	17	18
Total Occupancy costs	**56**	56	55
Other administration expenses			
Fees and commissions	**14**	9	12
Advertising and public relations	**29**	16	15
Telephone	**8**	7	11
Printing and stationery	**13**	13	15
Postage	**7**	7	7
GST implementation costs	**-**	8	9
Other	**51**	47	39
	122	107	108
Operating expenses (before goodwill)	**515**	502	501
Goodwill	**50**	51	50
Operating expenses before expenses previously disclosed as abnormal	**565**	553	551
Other expenses previously disclosed as abnormal			
Goodwill write-off	**-**	13	-
Redesign restructure costs	**-**	115	-
Write-off of investment in R&D syndicates	**-**	7	-
	-	135	-
TOTAL OPERATING EXPENSES	**565**	688	551
As a % of average assets (excl goodwill and abnormals) (annualised)	**2.08%**	2.06%	2.15%
Expense to income ratio (excl goodwill and abnormals)	**55.6%**	56.6%	59.9%

Total Operating Expenses

Total operating expenses (before goodwill amortisation and abnormals) were $515 million, (30 September 2000: $502 million) an increase of 2.6%. Total non-recoverable GST for the half-year to March 2001 was $12 million (30 September 2000: $4 million). Discounting the impact of non-recoverable GST, operating expenses before goodwill and abnormals increased slightly to $503 million for the six months to 31 March 2001 (30 September 2000: $498 million). This increase is marginal given the growth in business volumes during the half-year.

Staff Expenses

Staff expenses for the six months to 31 March 2001 were $255 million (30 September 2000: $261 million). The decrease reflects efficiency improvements due to completion of a number of Best Bank initiatives, resulting in a reduction of 720 FTE (of which 277 were redundancies). In October 2000, there was an average enterprise agreement wage increase of 4.5%.

Computer and Equipment Costs

Computer and equipment costs for the half-year to 31 March 2001 were $82 million (30 September 2000: $78 million). This reflects higher amortisation on the completion of the integration of the Bank's computer platforms and increases in other computer expenses relating to additional costs of the merged platform.

Occupancy Costs

Occupancy costs remained stable during the half-year.

Other Administration Expenses

Other administration expenses for the half-year to 31 March 2001 were $122 million (30 September 2000: $107 million) an increase of 14.0%.

The increase is primarily due to the following:

- additional marketing and strategic promotion of the Group; and
- growth in transaction volumes, resulting in higher revenue from product fees and commissions, having a corresponding impact on transaction costs and financial charges.


Operating Expenses and
Operating Expense / Income Ratio
550
500
450
400
350
300
$ million
60%
58%
56%
54%
52%
50%
Mar 99
Sep 99
Mar 00
Sep 00
Mar 01
Operating Expenses before goodwill and abnormals
Operating Expense/Income Ratio before goodwill and abnormals

3.1.7 Bad and Doubtful Debts Expense

Bad and doubtful debts expense (net of recoveries) for the half-year to 31 March 2001 was $30 million (30 September 2000: $30 million, 31 March 2000: $20 million). The stability of the charge for the last two half-years reflects the Group's conservative lending mix relative to other market participants and demonstrates the Bank's strong credit quality.

At 31 March 2001, the Bank's general provision for doubtful debts, when combined with the tax effected balance of the Group's Unearned Income - Mortgage Insurance Premiums represents 0.55% of the risk adjusted assets. This exceeded the Australian Prudential Regulation Authority's (APRA) benchmark of 0.50% of risk adjusted assets by $14 million. The tax effected balance of Unearned Income - Mortgage Insurance Premiums at 31 March 2001 is $18 million (31 March 2000: $12 million).

A statistically based assessment of the Bank's provision requirements for credit risk continues to be undertaken and may be adopted for financial reporting in the future. The Bank takes comfort from extensive actuarial analysis of the housing loan portfolio which indicates that the overall level of general provision is more than adequate.

Half-Year Ended	**March 2001 $m**	Sept 2000 $m	March 2000 $m
Bad and doubtful debts expense (net of recoveries)			
Residential loans	**3**	2	2
Commercial loans	**12**	10	4
Consumer loans	**9**	13	6
Other	**2**	-	4
	26	25	16
Net General provision raised during the period	**4**	5	4
Bad and doubtful debt expense per Profit and Loss Statement	**30**	30	20
As a percentage of average risk weighted assets (annualised)	**0.21%**	0.22%	0.16%
As a percentage of average assets (annualised)	**0.12%**	0.12%	0.09%

3.1.8 Income Tax Expense

Half-Year Ended	**March 2001 $m**	Sept 2000 $m	March 2000 $m
Income tax expense shown in the results differs from prima facie income tax payable on pre-tax operating profit for the following reasons:			
Operating profit before income tax	**331**	277	266
Prima facie income tax payable calculated at 34% of operating profit (September and March 2000: 36%)	**113**	100	96
Add: tax effect of permanent differences which increase tax payable			
* Amortisation of goodwill	**17**	18	18
* Depreciation on buildings	**1**	1	1
* General provision for doubtful debts	**1**	2	1
* Goodwill write-off previously classified as abnormal	**-**	5	-
* Write-off of R&D syndicates previously classified as abnormal	**-**	3	-
Less: tax effect of permanent differences which reduce tax payable			
* Profit on sale of businesses previously classified as abnormal	**-**	29	-
* Deduction allowable on depositary capital securities	**7**	7	6
* Restatement of net deferred tax balances (1)	**-**	-	4
* Deduction allowable on shares issued to employees	**2**	-	2
* Deduction allowable on buildings	**1**	1	1
* Other items	**2**	-	6
Total income tax expense	**120**	92	97
Effective tax rate %	**36.3**	33.2	36.5

(1) Future income tax benefit and provision for deferred income tax balances were restated in accordance with changes announced to corporate income tax rates. For the year ended 30 September 2002 onwards, the applicable corporate income tax rate will be 30%.

The effective tax rate for 31 March 2000 half-year was 36.3%. The September 2000 half -year effective tax rate was previously disclosed as 40.3%. This has been favourably impacted by permanent differences arising from items previously classified as abnormals and is now 33.2%.

3.2 Balance Sheet

As at	**March 2001 $m**	Sept 2000 $m	March 2000 $m
Assets			
Cash and liquid assets	**344**	499	693
Due from other financial institutions	**106**	148	418
Trading securities	**3,267**	3,930	4,018
Investment securities	**698**	1,219	1,250
Loans and other receivables *(see page 24)*	**38,632**	39,454	37,450
Bank acceptances of customers	**926**	607	639
Property, plant and equipment	**552**	564	562
Goodwill	**1,459**	1,485	1,532
Other assets	**1,974**	1,704	1,228
Total Assets	**47,958**	49,610	47,790
Liabilities			
Retail funding and other borrowings *(see page 28)*	**41,846**	43,395	42,201
Due to other financial institutions	**812**	1,038	346
Bank acceptances	**926**	607	639
Bills payable	**156**	177	148
Other liabilities	**629**	752	864
Total Liabilities	**44,369**	45,969	44,198
Net Assets	**3,589**	3,641	3,592
Shareholders' Equity			
Share capital	**3,093**	3,174	3,172
Reserves	**53**	53	29
Retained profits	**106**	77	54
Outside equity interests	**337**	337	337
Total Shareholders' Equity	**3,589**	3,641	3,592

As at	**March 2001**	Sept 2000	March 2000
Shareholders' equity as a percentage of total assets	**7.48%**	7.34%	7.52%
Net tangible assets per ordinary share issued ($)	**2.93**	2.90	2.69
Number of ordinary shares issued ('000)	**461,726**	455,439	454,988

3.2.1 Total Assets

Total assets were $48.0 billion at 31 March 2001 (30 September 2000: $49.6 billion), a decrease of 3.3%. The decrease reflects the successful securitisation of $1.8 billion in residential loans receivables in February 2001.


Assets
50
48
46
44
42
40
38
$ billion
8.5%
8.0%
7.5%
7.0%
6.5%
6.0%
Mar 99
Sep 99
Mar 00
Sep 00
Mar 01
Total Assets
Shareholders' equity as a percentage of total assets

3.2.2 Assets By Banking Divisions

The Group's operations are divided across corporate lines into four main divisions: Personal and Small Business Banking, Investment Services, Institutional and Business Banking and BankSA. There are three major corporate support divisions: Finance and Risk Management, Information Technology and Group Services.


Corporate Support 4% (4)
BankSA 12% (1)
Institutional and Business Banking 32% (2)
Personal and Small Business Banking 50% (5)
Investment Services 2% (3)

(1) BankSA includes all loans in South Australia (except motor dealer finance loans).
(2) Institutional and Business Banking Division excludes all South Australian business and commercial banking loans.
(3) Investment Services Division comprises Advance Asset Management, SEALCORP and Private Banking. Managed funds not recognised in Group assets were $13.9 billion at 31 March 2001.
(4) The main assets in Corporate Support are goodwill and property, plant and equipment.
(5) A new business unit is being set up that will deliver a small business package of products and services that integrates personal and business financial needs. This will result in a change in domicile for some receivables from Institutional and Business Banking to Personal and Small Business Banking.

3.2.3 Receivables

Receivables (on and off-balance sheet) increased to $43.7 billion (31 March 2000: $41.4 billion) an increase of 5.8%.

Housing receivables stood at $19.5 billion (30 September 2000: $20.8 billion) a decrease of 6.5%. This decrease reflects the securitisation of $1.8 billion of residential loans receivables in February 2001. Home equity loans grew strongly during the half-year to 31 March 2001 to $7.9 billion (30 September 2000: $7.1 billion), an increase of 10.4%.

During the half-year to 31 March 2001 a greater proportion of the commercial loan portfolio has been financed through bank bill acceptances. Commercial loans stood at $8.8 billion at 31 March 2001 (30 September 2000: $9.1 billion), the decrease also reflecting a slow down in economic growth.

Consumer lending increased by 9.7% to $2.3 billion for the six months to 31 March 2001 (30 September 2000: $2.1 billion).

As at	**March 2001 $m**	Sept 2000 $m	March 2000 $m
RESIDENTIAL			
Housing (1)	**19,497**	20,845	20,831
Home equity loans	**7,867**	7,126	5,934
TOTAL RESIDENTIAL	**27,364**	27,971	26,765
CONSUMER			
Personal loans (2)	**1,436**	1,311	1,191
Line of credit	**452**	384	341
Margin lending	**393**	384	386
TOTAL CONSUMER	**2,281**	2,079	1,918
COMMERCIAL			
Commercial loans	**7,077**	7,421	6,825
Hire purchase (3)	**1,240**	1,134	942
Leasing	**437**	499	603
TOTAL COMMERCIAL	**8,754**	9,054	8,370
FOREIGN EXCHANGE CASH ADVANCES	**127**	37	63
STRUCTURED INVESTMENTS	**242**	445	461
GROSS RECEIVABLES	**38,768**	39,586	37,577
GENERAL PROVISION	**136**	132	127
NET RECEIVABLES	**38,632**	39,454	37,450
SECURITISED LOANS (balance not included above)	**4,190**	2,811	3,265
BANK BILL ACCEPTANCES (balance not included above)	**926**	607	639
ON AND OFF BALANCE SHEET RECEIVABLES	**43,748**	42,872	41,354

(1) March 2001 - net of $3,959 million of securitised loans (September 2000 - $2,501 million, March 2000 - $2,851 million)
(2) March 2001 - net of $120 million of securitised loans (September 2000 - $170 million, March 2000 - $237 million)
(3) March 2001 - net of $111 million of securitised loans (September 2000 - $140 million, March 2000 - $177 million)

3.2.4 Impaired Assets

Total impaired assets (net of specific provisions) increased to $44 million at 31 March 2001 from $32 million at 30 September 2000.

New impaired assets during the period totalled $21 million. Repayments and write-offs totalled $9 million.

Net non-accrual loans represent 0.10% of net receivables compared to 0.07% at 30 September 2000. Specific provision coverage for non-accrual loans is 29.6% compared to 33.3% at 30 September 2000.


Non-Accrual Loans
$ million
60
50
40
30
20
10
0
0.20%
0.15%
0.10%
0.05%
0.00%
Mar 99
Sep 99
Mar 00
Sep 00
Mar 01
Non-Accrual Loans (net of specific provision)
Net non-accruals / Net receivables

The dissection of the Group's impaired assets is presented in the table on page 26. The balances contained in the first three sections of the table consist primarily of commercial loans. Unsecured lines of credit, consumer loans, credit cards and other loans with balances less than $100,000 are treated on a portfolio basis.

Past due items include all of the Group's lending portfolio, but do not include those items already classified as being impaired.

Past due items were $195 million compared to $150 million at 30 September 2000.

As at	**March 2001**	Sept 2000	March 2000
Specific provision coverage for non-accruals	**29.63%**	33.33%	39.47%
Gross non-accruals / Net receivables	**0.14%**	0.10%	0.10%
Net non-accruals / Net receivables	**0.10%**	0.07%	0.06%

As at	**March 2001 $m**	Sept 2000 $m	March 2000 $m
Section 1 - Non-Accrual Loans			
With provisions:			
Gross Loan Balances	**37**	29	31
Specific Provisions	**16**	13	15
Net Loan Balances	**21**	16	16
Without provisions:			
Gross Loan Balances	**17**	10	7
Total Non-accrual Loans:			
Gross Loan Balances	**54**	39	38
Specific Provisions	**16**	13	15
Net Loan Balances	**38**	26	23
Section 2 - Restructured Loans			
Loans where the original contractual terms have been amended to provide concessions of interest or principal as a result of customers' financial or other difficulties in complying with the original facility terms.			
With provisions:			
Gross Loan Balances	-	-	2
Specific Provisions	-	-	1
Net Loan Balances	-	-	1
Without provisions:			
Gross Loan Balances	-	-	-
Total Restructured Loans:			
Gross Loan Balances	-	-	2
Specific Provisions	-	-	1
Net Loan Balances	-	-	1
Section 3 - Assets acquired through security enforcement			
Other Real Estate Owned	**6**	6	5
TOTAL IMPAIRED ASSETS	**44**	32	29
Section 4 - Past Due Loans (1)			
Residential loans	**114**	76	90
Other	**81**	74	71
Total	**195**	150	161

(1) Includes loans less than $100,000 or fully secured loans. The loans are not classified as impaired assets and are past due for 90 days or more.

3.2.5 Provisioning

Half-Year Ended	**March 2001 $m**	Sept 2000 $m	March 2000 $m
GENERAL PROVISION			
Balance at beginning of period	**132**	127	123
Net provision raised during the period	**4**	5	4
Balance at end of period	**136**	132	127
SPECIFIC PROVISION			
Balance at beginning of period	**45**	46	54
Net provision raised during the period	**30**	31	19
Bad debt write offs	**(29)**	(32)	(27)
Balance at end of period	**46**	45	46
TOTAL PROVISION	**182**	177	173

The Bank's general provision for doubtful debts when combined with the tax effected balance of Unearned Income - Mortgage Insurance Premiums of $18 million represents 0.55% of risk weighted assets. The general provision for doubtful debts is not tax effected as it is not determined by reference to statistical techniques.

3.2.6 Treasury Securities

Treasury securities totalled $3,965 million at 31 March 2001 of which $3,267 million represents trading securities valued on a mark to market basis with unrealised gains and losses recorded in the profit and loss.

It also includes investment securities with a book value of $698 million. The market value of these investment securities was $699 million at 31 March 2001.


Treasury Securities
6.0
5.0
4.0
3.0
2.0
$ billion
Mar 99
Sep 99
Mar 00
Sep 00
Mar 01

3.2.7 Retail Funding and Other Borrowings

As at	**March 2001 $m**	Sept 2000 $m	March 2000 $m
Retail funding	**23,906**	22,903	22,425
Other deposits	**6,589**	9,439	9,395
Offshore borrowings	**7,878**	7,369	6,903
Domestic borrowings	**2,699**	2,705	2,578
Subordinated debts	**774**	979	900
Total	**41,846**	43,395	42,201

Retail funding increased by 4.4% to $23.9 billion from $22.9 billion at 30 September 2000 despite continued growth in funds management alternatives. In St.George's primary markets of South Australia and New South Wales, the Bank ranks first and third respectively in market share for deposits.

The increase in retail funding reflects the successful introduction of new products such as the directsaver account from dragondirect, the Bank's new electronic banking segment launched in August 2000.


Funding
26
24
22
20
18
16
14
$billion
Mar 99
Sep 99
Mar 00
Sep 00
Mar 01
Retail Funding
All Other Borrow ing

3.2.8 Shareholders' Equity


Shareholders' Equity
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
$ million
9.0%
8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
Mar 99
Sep 99
Mar 00
Sep 00
Mar 01
Ordinary Equity
Unissued Equity
PRYMES (3)
Other Equity
DCS Issue (2)
CPS Issue (1)
% of Total Assets

(1) CPS refers to converting preference shares
(2) DCS refers to depositary capital securities
(3) PRYMES refers to preferred resetting yield marketable securities

Shareholders' equity of $3,589 million represents 7.48% of total assets as at 31 March 2001.

Shareholders' equity comprises ordinary equity of $2,646 million, preferred resetting yield marketable securities of $292 million, depositary capital securities of $334 million, unissued allotted capital of $140 million and retained profits and other equity of $177 million.

Below is a table detailing the movements in ordinary equity during the current half-year:

	$M
Balance as at 1 October 2000	2,659
Off market buy back of 22.8 million shares	(376)
Conversion of 24.0 million converting preference shares	360
Shares issued under various plans	3
Balance as at 31 March 2001	2,646

The Bank issued the following ordinary shares during the half-year in accordance with the terms and conditions of:

The Employee Reward Share Plan (page 37)	479,534
The Employee Performance Share Plan (page 38)	68,000
The Executive Option Plan (page 39)	360,000
Total Shares Issued	907,534

3.3 Other Financial Analysis

3.3.1 Dividends

Ordinary Shares

An interim dividend of 31 cents per ordinary share has been declared by the Board. This represents a dividend payout ratio of 82.7% after goodwill amortisation (before goodwill amortisation 64.1%).

The dividend, which will be fully franked at 34%, will be paid on 29 June 2001. It has been brought forward from July and will allow franking at 34% instead of 30%. Ordinary shares will trade ex-dividend on 8 June 2001. Registrable transfers received by St.George at its share registry (Computershare Registry Services Pty Ltd, Level 3, 60 Carrington Street, Sydney) by 5.00 pm (Sydney time) on 15 June 2001 if paper based, or by the end of day on that date if transmitted electronically via CHESS, will be registered before entitlements to the dividend are determined.

The Dividend Reinvestment Plan will operate for the 2001 interim ordinary dividend. There will be no discount and participation will be from a minimum of 100 ordinary shares and capped at 5,000 ordinary shares per shareholding.

Converting Preference Shares

A base dividend at the pro rata rate of 44.8 cents per converting preference share (total $11 million) was paid on 29 March 2001. This dividend was fully franked at 34%.

Depositary Capital Securities

The DCS dividend of US$11 million for the period 1 January 2001 to 30 June 2001 is payable on 2 July 2001. This dividend will not be franked.

Preferred Resetting Yield Marketable Equity Securities

The first dividend for the PRYMES will be payable on 20 August 2001 at a rate of 6.36%. This dividend will be fully franked.


Ordinary Dividends & Earnings
Per Ordinary Share
34
32
30
28
26
24
22
20
Cents
50
45
40
35
30
25
20
Cents per share
Mar 99
Sep 99
Mar 00
Sep 00
Mar 01
Ordinary Dividends
Basic Earnings Per Ordinary Share (before goodwill and abnormals)

3.3.2 Capital Adequacy

As at	**March 2001 $m**	Sept 2000 $m	March 2000 $m
Qualifying Capital:			
Tier 1			
Share capital	**3,093**	3,174	3,172
Reserves	**544**	497	444
Retained profits	**106**	77	54
Less: Goodwill and other APRA deductions (1)	**(1,574)**	(1,574)	(1,634)
Total Tier 1 capital	**2,169**	2,174	2,036
Tier 2			
Asset Revaluations	**28**	24	-
Subordinated Debt	**739**	951	864
General provision for doubtful debts (not tax effected)	**136**	132	127
Total Tier 2 capital	**903**	1,107	991
Less: Deductions from capital (2)	**40**	40	27
Total Qualifying Capital	**3,032**	3,241	3,000
Risk Weighted Assets	**28,002**	28,102	26,232
Risk Weighted Capital Adequacy Ratio:			
Tier 1	**7.7%**	7.7%	7.8%
Tier 2	**3.2%**	3.9%	3.8%
Less: Deductions	**-0.1%**	-0.1%	-0.1%
Total Capital Ratio	**10.8%**	11.5%	11.5%

(1) Investments (pre-acquisition retained earnings) in funds management and administration companies and the investment in mortgage insurance company (St.George Insurance Pte. Ltd.) are deducted from Tier 1 Capital.
(2) Holdings of other banks' capital instruments and investments (excluding pre-acquisition retained earnings) in funds management and administration companies and life insurance companies are deducted from the total of Tier 1 and Tier 2 capital.

The Group has a Tier 1 ratio of 7.7% and a total capital ratio of 10.8%. The reduction in the total capital ratio from 30 September 2000 is mainly due to the repayment of subordinated debt.


Capital Adequacy
9%
8%
7%
6%
5%
4%
3%
2%
Mar 99
Sep 99
Mar 00
Sep 00
Mar 01
Tier 1
Tier 2

3.3.3 Average Balance Sheets

Average Balance Sheet
For the Half-Year Ended 31 March 2001

	Average Balance $m	Interest $m	Average Rate
INTEREST EARNING ASSETS :			
Cash and liquid assets	134	2	2.99%
Due from other financial institutions	130	2	3.08%
Investment / trading securities	4,786	160	6.69%
Loans and other receivables	39,560	1,577	7.97%
Total interest earning assets	44,610	1,741	7.81%
NON-INTEREST EARNING ASSETS :			
Bills receivable	64		
Property, plant and equipment	558		
Other assets	4,349		
Provision for doubtful debts	(180)		
Total non-interest earning assets	4,791		
TOTAL ASSETS	49,401		
INTEREST BEARING LIABILITIES :			
Retail funding	23,436	490	4.18%
Other deposits	8,526	274	6.43%
Due to other financial institutions	602	9	2.99%
Short term borrowings - Domestic	2,771	85	6.13%
- Offshore	3,557	117	6.58%
Long term borrowings - Offshore	5,153	154	5.98%
Total interest bearing liabilities	44,045	1,129	5.13%
NON-INTEREST BEARING LIABILITIES :			
Bills payable	155		
Other non-interest bearing liabilities	1,504		
Total non-interest bearing liabilities	1,659		
TOTAL LIABILITIES	45,704		
SHAREHOLDERS' EQUITY (1)	3,697		
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	49,401		
Interest Spread (2)			2.68%
Interest Margin (3)			2.74%

(1) Weighted average number of ordinary shares outstanding for the half-year were 461.4 million.
(2) Interest spread represents the difference between the average interest rate earned on assets and the average interest rate paid on funds.
(3) Interest margin represents net interest income as a percentage of average interest earning assets.

Average Balance Sheet
For the Half-Year Ended 30 September 2000

	Average Balance $m	Interest $m	Average Rate
INTEREST EARNING ASSETS :			
Cash and liquid assets	265	3	2.26%
Due from other financial institutions	161	1	1.24%
Investment / trading securities	5,191	187	7.20%
Loans and other receivables	38,732	1,514	7.82%
Total interest earning assets	44,349	1,705	7.69%
NON-INTEREST EARNING ASSETS :			
Bills receivable	217		
Property, plant and equipment	559		
Other assets	3,810		
Provision for doubtful debts	(177)		
Total non-interest earning assets	4,409		
TOTAL ASSETS	48,758		
INTEREST BEARING LIABILITIES :			
Retail funding	22,584	465	4.12%
Other deposits	9,626	307	6.38%
Due to other financial institutions	254	2	1.57%
Short term borrowings - Domestic	2,732	76	5.56%
- Offshore	3,406	100	5.87%
Long term borrowings - Offshore	4,827	152	6.30%
Total interest bearing liabilities	43,429	1,102	5.08%
NON-INTEREST BEARING LIABILITIES :			
Bills payable	196		
Other non-interest bearing liabilities	1,513		
Total non-interest bearing liabilities	1,709		
TOTAL LIABILITIES	45,138		
SHAREHOLDERS' EQUITY (1)	3,620		
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	48,758		
Interest Spread (2)			2.61%
Interest Margin (3)			2.72%

(1) Weighted average number of ordinary shares outstanding for the half-year were 455.3 million.
(2) Interest spread represents the difference between the average interest rate earned on assets and the average interest rate paid on funds.
(3) Interest margin represents net interest income as a percentage of average interest earning assets.

Average Balance Sheet
For the Half-Year Ended 31 March 2000

	Average Balance $m	Interest $m	Average Rate
INTEREST EARNING ASSETS :			
Cash and liquid assets	137	2	2.92%
Due from other financial institutions	183	4	4.37%
Investment / trading securities	4,990	134	5.37%
Loans and other receivables	37,255	1,349	7.24%
Total interest earning assets	42,565	1,489	7.00%
NON-INTEREST EARNING ASSETS :			
Bills receivable	232		
Property, plant and equipment	566		
Other assets	3,362		
Provision for doubtful debts	(177)		
Total non-interest earning assets	3,983		
TOTAL ASSETS	46,548		
INTEREST BEARING LIABILITIES :			
Retail funding	22,254	400	3.59%
Other deposits	9,129	243	5.32%
Due to other financial institutions	445	6	2.70%
Short term borrowings - Domestic	2,520	74	5.87%
- Offshore	2,117	58	5.48%
Long term borrowings - Offshore	4,913	139	5.66%
Total interest bearing liabilities	41,378	920	4.45%
NON-INTEREST BEARING LIABILITIES :			
Bills payable	188		
Other non-interest bearing liabilities	1,387		
Total non-interest bearing liabilities	1,575		
TOTAL LIABILITIES	42,953		
SHAREHOLDERS' EQUITY (1)	3,595		
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	46,548		
Interest Spread (2)			2.55%
Interest Margin (3)			2.67%

(1) Weighted average number of ordinary shares outstanding for the half-year were 456.0 million.
(2) Interest spread represents the difference between the average interest rate earned on assets and the average interest rate paid on funds.
(3) Interest margin represents net interest income as a percentage of average interest earning assets.

3.3.4 Volume and Rate Analysis

The table below allocates changes in interest income and interest expense between changes in volume and rate for the half-years ended 31 March 2001 and 30 September 2000. Volume and rate variances have been calculated on the movement in average balances and the change in the interest rates on average interest earning assets and average interest bearing liabilities.

	March 2001 over September 2000			September 2000 over March 2000		
	-----------Change Due to-----------			-------------Change Due to----------		
	Volume $ m	**Rate $ m**	**Total $ m**	Volume $ m	Rate $ m	Total $ m
INTEREST EARNING ASSETS :						
Cash and liquid assets	**(2)**	**1**	**(1)**	1	-	1
Due from other financial institutions	**-**	**1**	**1**	-	(3)	(3)
Investment / trading securities	**(16)**	**(11)**	**(27)**	7	46	53
Loans and other receivables	**30**	**33**	**63**	57	108	165
CHANGE IN INTEREST INCOME	**12**	**24**	**36**	65	151	216
INTEREST BEARING LIABILITIES :						
Retail funding	**19**	**6**	**25**	6	59	65
Other funding	**(35)**	**2**	**(33)**	16	48	64
Due to other financial institutions	**5**	**2**	**7**	(1)	(3)	(4)
Short term borrowings						
- Domestic	**3**	**6**	**9**	5	(3)	2
- Offshore	**5**	**12**	**17**	37	5	42
Long term borrowings						
- Offshore	**10**	**(8)**	**2**	(3)	16	13
CHANGE IN INTEREST EXPENSE	**7**	**20**	**27**	60	122	182
CHANGE IN NET INTEREST INCOME	**5**	**4**	**9**	5	29	34

3.3.5 Derivatives

The major categories of risk managed by the Bank are credit risk, market risk, liquidity risk and operational risk. Derivatives are used by the Group as a cost effective way of managing market risk. They incur extremely low transaction costs in comparison to the face value of the contract. Prudent management of market risk involves the use of derivatives to transfer all or part of the risk to counterparties who are willing to accept it. Derivatives therefore, provide protection to income streams from volatile interest rates in the financial markets.

The following table provides an overview of the Group's exchange rate and interest rate derivatives. It includes all trading and non-trading contracts.

As at	**31 March 2001**		30 September 2000		31 March 2000	
	Notional Amount	**Credit Equivalent***	Notional Amount	Credit Equivalent	Notional Amount	Credit Equivalent
Foreign Exchange	**$m**	**$m**	$m	$m	$m	$m
Futures	**13**	-	-	-	-	-
Spot, Forwards	**16,104**	**724**	16,319	530	25,030	314
Swaps	**5,321**	**1,604**	5,625	1,090	5,774	887
Options	**1,007**	**20**	139	2	929	3
Total	**22,445**	**2,348**	22,083	1,622	31,733	1,204
Interest Rate						
Futures	**11,445**	-	7,871	-	11,538	-
Forward Rate Agreements	**15,700**	**5**	19,367	3	10,420	1
Swaps	**41,820**	**451**	50,241	289	39,045	279
Options	**58**	-	121	-	174	-
Total	**69,023**	**456**	77,600	292	61,177	280
Grand Total	**91,468**	**2,804**	99,683	1,914	92,910	1,484

* Credit Equivalent - represents a measure of the potential loss to the Group as a result of non-performance by counterparties.

The Group's major use of derivatives is as a hedge for balance sheet assets, the primary exposure to derivative transactions is with counterparties that are rated investment grade quality. The St.George risk rating system has six levels of classification based upon Standard and Poor's international rating system. The levels are:

Level	International Rating
1	AAA
2	AA or better
3	A or better
4	BBB or better
5	BBB-
6	BB+

The graph below shows the percentage counterparty risk exposure on derivatives on a notional contract basis totalling $91.5 billion as at 31 March 2001.


Counterparty Credit Risk
Percentage
60
50
40
30
20
10
0
Level 1
Level 2
Level 3
Level 4
Level 5
Level 6

3.3.6 Employee Share Plans

Three employee share plans and one executive option plan were approved by shareholders at the Annual General Meeting of the Bank held on 3 February 1998.

Employee Reward Share Plan

The Employee Reward Share Plan provides eligible employees with up to $1,000 of ordinary shares per annum at no cost. Allocations under the Plan are subject to the achievement of predetermined performance targets as set by the Board and communicated to staff and overriding Board discretion. Details of issues under this plan during the half-year are as follows:

Issue Date	Number of Shares Issued	Number of Participating Employees	Shares Issued to each Employee	Issue Price
12 January 2001	479,534	6,754	71	$13.90

Employee Share Purchase Plan

All permanent salary packaged employees with continuous service of at least one year as at any relevant share acquisition date, are eligible to participate in the Employee Share Purchase Plan. Shares are acquired on market or issued. In consideration for the shares allocated, employees forego remuneration equivalent to the market value of the shares on the date of issue, less brokerage, stamp duty and at a discount equivalent to that available under the Bank's Dividend Reinvestment Plan, when operational. Details of shares allocated under this plan during the half-year are as follows:

Date of Allocation	Number of Shares Acquired On Market	Number of Participating Employees	Average Purchase Price of Shares Acquired
1 December 2000	78,484	211	$13.11
20 December 2000	17,830	10	$13.44
12 January 2001	287,573	356	$13.91

Employee Performance Share Plan

Awards, comprising rights over unissued ordinary shares are granted to senior executives. The allocation of shares under this plan for nil consideration is subject to these senior executives achieving predetermined performance hurdles set by the Board. Details of awards granted under this plan are as follows:

			Movement for the period					
Date awards granted	Vesting date	Awards outstanding at 1 Oct 2000	Number of awards granted	Number of awards forfeited	Number of shares allotted	Market value $	Awards outstanding at 31 Mar 2001	Number of senior executives in plan
31-Aug-98	23-Feb-01	201,000		9,000	39,000	511,100	153,000	21
30-Nov-98	30-Mar-01	15,000					15,000 }	
30-Nov-98	30-Mar-02	15,000					15,000 }	1
30-Nov-98	30-Sep-02	20,000					20,000 }	
22-Feb-99	23-Feb-01	16,500			5,000	69,950	11,500	2
24-May-99	27-Apr-01	7,500					7,500 }	1
02-Jun-99	08-Dec-01	3,000					3,000 }	
02-Jun-99	08-Dec-02	3,000					3,000 }	1
02-Jun-99	08-Jun-03	3,000					3,000 }	
28-Jun-99	23-Feb-01	5,000					5,000	1
20-Jul-99	19-Jul-01	16,667					16,667 }	1
20-Jul-99	19-Jul-02	16,666					16,666 }	
29-Nov-99	30-Nov-00	10,000			10,000	142,500	-	
20-Dec-99	20-Dec-00	3,000			3,000	41,970	- }	
20-Dec-99	20-Dec-01	3,000					3,000 }	1
20-Dec-99	20-Dec-02	3,000					3,000 }	
04-Jan-00	04-Jan-01	1,000			1,000	13,990	- }	
04-Jan-00	04-Jan-02	1,000					1,000 }	1
28-Feb-00	31-Aug-00	2,500					2,500 }	1
28-Feb-00	31-Aug-02	2,500					2,500 }	
17-Mar-00	17-Mar-01	7,200					7,200	1
01-Nov-00	15-Nov-02		711,600				711,600 }	107
01-Nov-00	15-Nov-03		355,800				355,800 }	
29-Nov-00	30-Nov-04		10,000		10,000	136,000	-	
05-Feb-01	15-Nov-02		7,933				7,933 }	1
05-Feb-01	15-Nov-03		3,967				3,967 }	
TOTAL		355,533	1,089,300	9,000	68,000	915,510	1,367,833	140

The outstanding awards have a market value of $19 million as at 31 March 2001.

In accordance with the rules of the Performance Plan and as approved by shareholders, share allocations can occur by allotment or by purchase on market. The Board will assess the most appropriate basis of allocation at the time each award is exercised.

3.3.7 Executive Option Plan and Non-Executive Directors' Share Purchase Plan

Executive Option Plan

Executive officers and the Managing Director are eligible to participate in the Executive Option Plan. Exercise is conditional upon the Bank achieving a prescribed performance hurdle. Separate performance hurdles have been established in relation to the exercise of the Managing Director's options. The options do not grant rights to the option holders to participate in a share issue of any other body corporate. Non-executive directors are not eligible to participate in this plan.

				Movement for the period				
Grant Date of Option	Exercise Period (1)	Exercise Price (2)	Options Outstanding at 1 October 2000	Options Granted	Number of Options Forfeited	Numbers of Options Exercised	Options Outstanding at 31 March 2001	Number of Senior Executives in Plan (3)
23-Feb-98	23-Feb-01 to 23-Feb-03	$8.58	2,910,000		80,000		2,830,000	20
23-Feb-98	03-Jul-00 to 03-Jul-01	$8.58	80,000			80,000	-	
23-Feb-98	03-Aug-00 to 03-Aug-01	$8.58	180,000			180,000	-	
23-Feb-98	09-Oct-00 to 09-Oct-01	$8.58	100,000			100,000	-	
30-Nov-98	30-Mar-01 to 30-Nov-03	$10.30	75,000				75,000 }	
30-Nov-98	30-Mar-02 to 30-Nov-03	$10.30	75,000				75,000 }	1
30-Nov-98	30-Sep-02 to 30-Nov-03	$10.30	75,000				75,000 }	
30-Nov-98	30-Nov-01 to 30-Nov-03	$10.30	120,000				120,000	1
18-Dec-98	18-Nov-00 to 18-Dec-03	$9.41	500,000				500,000 }	
18-Dec-98	18-Nov-01 to 18-Dec-03	$9.41	500,000				500,000 }	1
18-Dec-98	18-Nov-02 to 18-Dec-03	$9.41	500,000				500,000 }	
2-Jun-99	08-Dec-01 to 02-Jun-04	$10.73	30,000				30,000 }	
2-Jun-99	08-Dec-02 to 02-Jun-04	$10.73	30,000				30,000 }	1
2-Jun-99	08-Jun-03 to 02-Jun-04	$10.73	30,000				30,000 }	
20-Jul-99	19-Jul-02 to 20-Jul-04	$10.95	200,000				200,000	1
9-Aug-99	09-Aug-02 to 09-Aug-04	$10.34	50,000				50,000	1
3-Nov-99	03-Nov-02 to 03-Nov-04	$10.34	45,000		45,000		-	
20-Dec-99	20-Dec-02 to 20-Dec-04	$10.86	80,000				80,000	1
17-Mar-00	17-Mar-03 to 17-Mar-05	$11.39	30,000				30,000	1
	TOTAL		5,610,000	-	125,000	360,000	5,125,000	28

1. The options may be exercisable at an earlier date as prescribed by the Option Plan rules.
2. A premium is added to the exercise price of the options which represents the time value of money component of the value of the options (calculated as the difference between the actual dividend and bond yields for the period from the Grant Date of the options to the earliest exercise date). The exercise price represents the market value of the Bank's ordinary shares at the Grant Date of the options. This market value represents the weighted average trading price during the five trading days prior to the Grant Date, calculated in accordance with the Option Plan rules.
3. Participating executives, including the Managing Director are required to hold a minimum of 5,000 ordinary shares in the Bank in order to participate in the Option Plan.

Non-Executive Directors' Share Purchase Plan

A Non-Executive Directors' Share Purchase Plan (the Plan) was approved by shareholders at the Bank's Annual General Meeting held on 17 December 1999.

All non-executive directors are eligible to participate in the Plan. Ordinary shares are acquired on market. In consideration for the shares acquired on their behalf, non-executive directors forego directors' fees equivalent to the purchase price of the shares less brokerage, stamp duty and a discount equivalent to that available under the Bank's Dividend Reinvestment Plan when operational. Details of shares allocated under the Plan are as follows:

Date of Allocation	Number of Ordinary Shares Acquired on Market	Number of Participating Non-Executive Directors	Average Purchase Price of Shares Acquired
1 December 2000	11,440	5	$13.11

4 Further Information

4.1 Branches

As at	**March 2001**	Sept 2000	March 2000
New South Wales	**226**	227	229
Australian Capital Territory	**13**	13	13
Queensland	**23**	23	24
Victoria	**30**	30	33
South Australia	**111**	114	114
Western Australia	**2**	2	2
Northern Territory	**4**	4	4
Total(1)	**409**	413	419
Assets per branch - $m	**117**	120	114
Profit per branch - after goodwill and before abnormal items (annualised) - $'000	**1,032**	881	807
Profit per branch - before goodwill and abnormal items (annualised) - $'000	**1,276**	1,128	1,045

(1) There are 16 Automated Banking Centres (ABC) at 31 March 2001.

4.2 Staffing (full time equivalents)

As at	**March 2001**	Sept 2000	March 2000
New South Wales	**4,377**	4,527	4,817
Australian Capital Territory	**164**	182	186
Queensland	**247**	252	292
Victoria	**274**	299	297
South Australia	**1,247**	1,482	1,537
Western Australia	**81**	95	104
Northern Territory	**33**	35	39
	6,423	6,872	7,272
SEALCORP	**558**	599	508
Scottish Pacific	**144**	148	-
Total Permanent and Casual Staff(1)	**7,125**	7,619	7,780
Assets per staff - $m	**6.7**	6.5	6.1
Staff per $m assets - No.	**0.15**	0.15	0.16
Profit per average staff - after goodwill and before abnormal items (annualised) - $'000	**57.7**	47.4	42.7
Profit per average staff - before goodwill and abnormal items (annualised) - $'000	**71.3**	60.6	55.4

(1) The total Group workforce comprises permanent, casual and temporary staff and contractors. Traditionally, total permanent and casual staff is indicative of movement in operating expenses. However with large projects such as the Advance Bank integration, Y2K, GST, and the Group Redesign, the Total Group Workforce including temporary and contract labour provides an alternative view, given that many of these costs have impacted deferred expenditure:

Total Group Workforce(2)	**8,131**	8,434	8,637

(2) The 720 position reductions achieved to date through Best Bank were realised in the period between 31 July 2000 and 31 March 2001. During that period Total Group Workforce dropped 543 from 8,674 to 8,131.

4.3 Dates and Credit Ratings

Financial Calendar

Date	Event
28 May 2001	Shareholder Information Meeting (Melbourne)
8 June 2001	Ex-dividend trading for ordinary shares
15 June 2001	Record date for ordinary shares
29 June 2001	Payment of interim ordinary dividend
30 September 2001	Financial year end

Proposed Dates

Date	Event
30 July 2001	Ex-dividend trading for PRYMES
3 August 2001	Record date for PRYMES
20 August 2001	Payment of PRYMES dividend
7 November 2001	Announcement of final profit and final ordinary dividend
26 November 2001	Ex-dividend trading for ordinary shares
30 November 2001	Record date for ordinary shares
14 December 2001	Payment of final ordinary dividend
14 December 2001	Annual General Meeting (Sydney)

Credit Ratings

	Short term	Long term
Standard & Poor's	A-1	A
Moody's Investors Service	P-2	A3
Fitch IBCA	F1	A+

Further Information

Media:

Adam Cooke, Corporate Relations General Manager
Telephone 02 9952 1249

Analysts:

Sean O'Sullivan, Investor Relations Manager
Telephone 02 9952 2478

st.george

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	372
Pages(Includes this page):	8
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**NEW ISSUE ANNOUNCEMENT**
Date Sent:	8 May 2001
Bar Code:	Australian Stock Exchange SGB000372

Please find Appendix 3B attached.

Yours sincerely

Michael Bowan
General Counsel and Secretary

02 MAY 21 AM 10:05

ASXCAP

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

ST.GEORGE BANK LIMITED

ACN, ARBN or ARSN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	41,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Awards exercised under St.George Bank Executive Performance Share Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	08 May 2001

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
461,773,988	ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
N/A	N/A

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	To be treated in the sam manner as other quoted ordinary shares.

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents *Note: Security holders must be told how their entitlements are to be dealt with.* Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41 *Reason for request for quotation now*

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 *Number and +class of all +securities quoted on ASX (including the securities in clause 38)*

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ *Cheque attached*

☐ *Electronic payment made*

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

+ See chapter 19 for defined terms.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Date: 08 May 2001

Company Secretary

Print name: Michael Bowan

== == == == ==

+ See chapter 19 for defined terms.

news release

st.george

ST.GEORGE ESTABLISHES A NEW DOMESTIC BENCHMARK

09 May 2001
RE020501

St.George Bank Limited announces today the launch of a domestic $300 million Fixed Rate Transferable Deposits ("FRTDs") issue. The FRTDs will mature on 15 September 2004 and will create a new benchmark issue extending the St.George domestic yield curve beyond three years. Pricing is anticipated on Thursday May 10.

The issue will feature St.George Bank as Lead Manager and ABN Amro, Macquarie Bank and SG Australia as Co-Managers. The issue of FRTDs consolidates St.George's strategy of maintaining a yield curve of large, liquid benchmark issues. Secondary market liquidity should be supported by the provision of a Stock Lending Facility of $100 million.

ENDS

Media Contact: Jeff Sheehan, St.George Bank Ltd. Ph. (02) 9320 5510

st.george

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	374
Pages(Includes this page):	8
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**NEW ISSUE ANNOUNCEMENT**
Date Sent:	9 May 2001
Bar Code:	

Please find Appendix 3B attached.

Yours sincerely

Michael Bowan
General Counsel and Secretary

ASXCAP

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

ST.GEORGE BANK LIMITED

ACN, ARBN or ARSN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1. 14,000 ordinary shares 2. 200,000 ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1. Awards exercised under St.George Bank Executive Performance Share Plan. 2. Options exercised under St.George Bank Executive Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1. 08 May 2001 (allocation date) 2. 11 May 2001

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
461,987,988	ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
N/A	N/A

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	To be treated in the sam manner as other quoted ordinary shares.

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

+ See chapter 19 for defined terms.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 09 May 2001
Company Secretary

Print name: Michael Bowan

== == == == ==

+ See chapter 19 for defined terms.

news

release

st.george

ST.GEORGE NEW DOMESTIC BENCHMARK ISSUE INCREASED AND PRICED

10 May 2001
RE030501

St.George Bank Limited announces the pricing today of its domestic $350 million Fixed Rate Transferable Deposits ("FRTDs") issue. It was increased from the $300 million launched on Wednesday 9 May. The issue was priced at a margin of 62.5 basis points over the September 2004 Commonwealth Government bond, offering a yield of 5.56% to investors. The coupon is 5.50%.

The FRTDs will mature on 15 September 2004 and will be settled on 15 May 2001. The issue was Lead Managed by St.George, with ABNAmro, Macquarie Bank and SG Australia as Co-Managers.

Strong demand from a broad range of institutional investors enabled the issue to be increased to $350 million, at which level it remained over-subscribed. The issue creates a new benchmark and consolidates St.George's strategy of establishing a yield curve of large, liquid benchmark issues. A $100 million Stock Lending Facility is also provided by St.George to assist in secondary market liquidity.

St.George is rated A by Standard & Poor's, A3 by Moody's and A+ by Fitch.

ENDS

Media Contact: Jeff Sheehan, St.George Bank Ltd. Ph. (02) 9320 5510

st.george

To: Companies Announcements
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	376
Pages(Includes this page):	2
Contact Officer:	Rhonda Lee Quan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**New Appointment for Advance Asset Management**
Date Sent:	14 May 2001
Bar Code:	

Please find announcement attached.

Yours sincerely

Rhonda Lee Quan
Deputy General Counsel and Secretary

ASXCAP

DR STEPHEN LAM APPOINTED ACTING MANAGING DIRECTOR OF ADVANCE FUNDS MANAGEMENT

Advance Funds Management ("Advance"), the specialist funds management arm of the St. George Bank Group, today announced the retirement of Mr Malcolm Robertson, its Managing Director.

Advance also announced that as a result of Mr Robertson's retirement, Dr Stephen Lam had been appointed Acting Managing Director.

Mr Robertson joined Advance in 1992 and has made significant contributions to the business of Advance in that time. He has been Managing Director since September 1999 and will now retire in July.

Dr Lam joined Advance as Chief Investment Officer (CIO) in March last year. As CIO and a member of the executive team, Dr Lam has bolstered Advance's investment processes and assisted in the consolidation of its corporate strategies.

Prior to working at Advance, Dr Lam was a Director of Rothschild Australia Asset Management, again involved in portfolio management and business development. He also had a short stint overseas, engaged as a Director of Rothschild Asset Management in Hong Kong in 1994. He previously held various senior executive roles in investment, marketing and client services at Commonwealth Funds Management.

Advance has enjoyed strong investment performance and market recognition with positive fund flow over the last 12 months. Dr Lam and his executive team are now charged to further develop the funds management business. Dr Lam will continue to oversee the functions of Advance's investment team and will remain Chairman of its Investment Strategy Committee.

"Investment performance and customer service will remain the centre-piece of Advance's business strategy and initiatives," Dr Lam said.

"These programs will continue to form part of the wealth management services that the St. George Bank Group offers to its customers."

ends

For further information please contact Adam Cooke on 0411 259 432

st.george

To: Companies Announcements
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	377
Pages(Includes this page):	8
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**NEW ISSUE ANNOUNCEMENT**
Date Sent:	17 May 2001
Bar Code:	

Please find Appendix 3B attached.

Yours sincerely

Michael Bowan
General Counsel and Secretary

ASXCAP

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

ST.GEORGE BANK LIMITED

ACN, ARBN or ARSN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1. 17,500 ordinary shares 2. 350,000 ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • *the date from which they do* • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1. Awards exercised under St.George Bank Executive Performance Share Plan. 2. Options exercised under St.George Bank Executive Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1. 08 May 2001 – 10,000 (allocation date) 18 May 2001 – 7,500 2. 18 May 2001

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
462,355,488	ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
N/A	N/A

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	To be treated in the sam manner as other quoted ordinary shares.

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? *If the additional securities do not rank equally, please state:* • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

+ See chapter 19 for defined terms.

17

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 17 May 2001
Company Secretary

Print name: Michael Bowan

== == == == ==

+ See chapter 19 for defined terms.

st.george ™

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	378
Pages(Includes this page):	8
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**NEW ISSUE ANNOUNCEMENT**
Date Sent:	21 May 2001
Bar Code:	

Please find Appendix 3B attached.

Yours sincerely

Michael Bowan
General Counsel and Secretary

ASXCAP

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

ST.GEORGE BANK LIMITED

ACN, ARBN or ARSN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1. 6,000 ordinary shares 2. 120,000 ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	1. 6,000 @ $15.20 2. 120,000 @ $8.58
6	Purpose of the issue (*If issued as consideration for the acquisition of assets, clearly identify those assets*)	1. Awards exercised under St.George Bank Executive Performance Share Plan. 2. Options exercised under St.George Bank Executive Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1. 17 May 2001 – 6,000 (allocation date) 2. 22 May 2001 – 120,000

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
462,481,488	ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
N/A	N/A

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

To be treated in the sam manner as other quoted ordinary shares.

+ See chapter 19 for defined terms.

4

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for *calculating entitlements?*	
17	Policy for deciding entitlements in relation *to fractions*	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable).	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

n

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

+ See chapter 19 for defined terms.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] Date: 21 May 2001
Company Secretary

Print name: Michael Bowan

== == == == ==

+ See chapter 19 for defined terms.

st.george

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	379
Pages(Includes this page):	13
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**Address to Victorian Shareholders Presentation**
Date Sent:	28 May 2001
Bar Code:	

I enclose addresses by both the Bank's Chair, Mr Frank Conroy and CEO & Managing Director, Mr Ed O'Neal, to the Victorian Shareholders Presentation in Melbourne today.

Michael Bowan
General Counsel and Secretary

02 MAY 21 AM 10: 0

ASXCAP

Presentation by Mr Frank Conroy: Chair

On behalf of the St.George Board, I am pleased to report that the Bank has enjoyed another successful half year.

The Bank recorded a profit after tax, goodwill, outside equity interests and preferred share dividends, of $173 million. This represented a 27 per cent increase on the corresponding period last year.

The improved result of the last 12 months produced an increase in the return on average ordinary equity, before goodwill and abnormal items, from 13.5 per cent for the half year to March 2000 to 15.8 per cent for this half year. This exceeds the Bank's short-term Return on Equity target of 15 per cent.

Basic earnings per ordinary share, before abnormals and goodwill, increased to 96.9 cents, which is an increase of 16.3 cents per share or 20 per cent on the same period last year.

The Bank's accelerating profit performance reflects the significant benefits that have started to flow through from the redesign program and from the Bank's strategy to diversify income streams, contain costs and provide strong growth in business volumes across the Group.

In light of the Bank's continued improvement in financial performance, we are paying a dividend of 31 cents per ordinary share. This is the second consecutive increase in 12 months.

The dividend payment represents an increase of 7 per cent from last September and 19 per cent on March 2000 – a strong indicator that the Bank is on target for sustainable growth.

The dividend will be paid on 29 June. In the interests of shareholders, the Directors have brought forward the payment date to allow franking at 34 per cent rather than 30 per cent which would have applied from 1 July.

Last year, I indicated that while we were suspending the Dividend Reinvestment Plan at that time, we would review it in the next period.

As I advised in my letter to you of the 2 April, the Bank is reinstating the Plan, in a limited form, which will be effective for the 2001 interim ordinary dividend.

The minimum participation is 100 shares and the maximum, 5000 shares per holding. There will be no discount offered for shares purchased under the Plan. Shareholders will not, however, have to pay stamp duty or brokerage fees. I am informed that we have already had an enthusiastic response to the DRP from our individual shareholders.

Over the past six months, the Bank has been particularly active with its securitisation and capital management initiatives to increase return on equity and earnings per share.

As at the half-year, the Group's total assets decreased to $48 billion from $49.6 billion at 30 September 2000 due to the successful securitisation of $1.8 billion of residential loans to the offshore and domestic markets in February.

We also implemented several capital management initiatives. Our objective was to maintain the appropriate level of capital to support the Bank's ongoing operations, to generally lower the overall cost of capital and to enhance the value of your shares.

The capital management initiatives included:

- the early conversion of an existing $360 million of converting preference shares to ordinary shares.
- an off-market buy-back of ordinary shares to the value of $376 million, and
- the issue of new preference shares netting $292 million.

In March, the Bank converted $360 million of convertible preference shares into 28.2 million ordinary shares. The holders of these securities were paid a pro-rata dividend of 44.8 cents for the period to 29 March 2001.

In effecting a buy-back and issuing new preference shares in February and March, the Bank offered shareholders two innovative instruments. The program was designed to ensure that the benefits from our capital management initiatives would be distributed to St.George shareholders as widely as possible.

Firstly, our Sell-Back Rights provided all shareholders with the opportunity to participate in the generous buy-back price determined by the Board, whether or not they wished to sell shares back to the Bank.

Secondly, our PRYMES, which is the acronym for Preferred Resetting Yield Marketable Equity Securities, offered shareholders and the market generally, preferred shares with a highly competitive dividend rate of 6.36 per cent, fully franked. The issue proved extremely popular with shareholders.

Last time I reported to you, I talked about the Bank's infrastructure redesign program. The Bank's management is well underway in implementing the Bank's redesign plans, which were formulated during the year 2000 and involved a large cross section of staff right across the Group.

The Managing Director will provide details on the progress of the redesign. When the program is completed by the end of this financial year, we will see a marked increase in the Bank's performance.

The redesign program is an important element of the strategy outlined to shareholders last year.

Other elements include:

- a stronger focus on customers,
- an improved sales capability,
- further development of our database marketing skills, and
- the broadening of our experience with Internet and e-commerce developments.

We have achieved good progress to date on these strategies.

External customer satisfaction surveys indicate that St.George has regained its position in customer satisfaction ahead of the four major banks. In addition, our own research indicates that there has been a 14 per cent improvement in customer satisfaction since April 1999.

The rate of current new loan approvals is competitive with the market and further financial advisers and planners are being employed to meet our customers' varied demands for investment services.

Through improved database management, we have demonstrably enhanced the Bank's knowledge of the characteristics and financial needs of our 2.6 million customers. This will provide valuable information to improve our capacity to meet existing customers' requirements for the Bank's financial products and services.

Our Internet and e-commerce strategy is progressing satisfactorily, but differently to that of our competitors. The Bank has established several alliances to improve service efficiency and gain access to new markets. These alliances will help us to increase the depth of product sales to our own customers, increase business from new markets and minimise the financial risk of rapidly evolving technologies.

The Bank's involvement in this area has been modest relative to our capital base and the Directors are happy to continue with these investments as their valuations are underpinned by real revenues.

The global and local economic outlook has changed markedly since the beginning of the financial year. Economic growth has slowed and this will intensify competition resulting in pressure on interest margins and credit quality. St.George's conservative credit profile relative to our competitors will provide stability in such an environment.

The outlook for the Bank's performance for the year ahead and beyond is very encouraging.

The Directors anticipate further improved results as the Bank's redesign program is completed. Planned improvements will contribute 18 cents to earnings per share by 2002.

The improved results have seen an increase in the value of the Bank's shares and, with increasing dividend payments, shareholders are now being rewarded for their patience while our long-term strategy is being implemented.

Thank you Chair. Good afternoon ladies and gentlemen. As the Chair just said this has been a very successful and positive year for the Bank. It has also been incredibly busy. So it is great to be able to give you a progress report on some of our activities today.

When we met last year, I said that St.George had built an excellent base for future growth and profitability. I also said then, that we were well positioned to drive very real shareholder value in the future. I am delighted to be able to say to you today, that we are now delivering on that promise.

For the past two years we have been following a very consistent and straightforward strategy. We are now seeing the fruits of our labour.

In fact, this past year has seen a fundamental shift in St.George's profile. The St.George of today is a very different entity to what it was even just one year ago. Of course, I believe we have saved the best parts – our passion for our customers for instance. However, we are a far more sophisticated and professional institution now.

We have an accelerating profit performance and we are offering strong and improving shareholder returns. It has obviously taken a phenomenal effort to get us to this point and it has involved everyone right across the Group.

Of course it is not finished yet. We have still got some major challenges in front of us but the hard work is beginning to pay off. This half we returned our best ever financial performance and our prospects for the future have never really looked brighter.

So today I will give you an update on how our strategy is progressing. We are also of course well into the implementation of our infrastructure redesign, so I will give you a progress report on that today as well. I would also like to share with you a little of the thinking behind the strategy that we are following.

Before that though, I will discuss our financial performance this half. Our profit after tax and preference dividends for this half, of $173 million, shows an increase of 27 per cent compared to the March 2000 half. Earnings per share have grown by 20 per cent over the same period. We also exceeded our short term Return on Equity target by one year. We had a 15 per cent target for the March 2002 half and it is pleasing to see that figure already at 15.78 per cent.

Another positive indicator is the shift in the Expense to Income ratio. That is now down to 55.6 per cent. We are containing our costs even though we are clearly investing in the future. This ratio has also been assisted by strong growth in other income as well as the increasing interest margins.

The Chair noted a moment ago the increased dividend. That reflects the strong performance over the year. It is also an important indicator that we are on track to sustain our performance. The Bank is clearly performing well. In fact we are outperforming expectations. Our profit momentum is definitely accelerating as is our Earnings per Share. We expect to see further gains in the second half as well. Our recent capital management initiatives should play a part there along with the continued improvements in our core business operations.

We are not resting on our laurels. We have got a range of activities in place that will ensure we continue to drive improvements across the board but the positive trend is evident. That trend is already showing up in our share performance.

This graph highlights St.George's total shareholder return over the three years to 18 May this year (just 10 days ago). It compares our return to the accumulation indices. What that shows is that we have been outperforming the All Ordinaries and the Banking Index since March of 1998. In fact, if you had invested in St.George in March 1998 and reinvested your dividends you would have almost doubled your money in that period. That shows the real "value add" by the Bank's staff and management. What is of note here though, is that even with the ANZ's major share sell down, we still outperformed the market.

I attribute the Bank's good performance, in part, to a very balanced and disciplined management focus. During the past eight months we have of course been busy making efficiency improvements through our infrastructure redesign, known as Best Bank. However, we have also kept our focus on revenue growth. Right through this time we have stayed very close to our customers, maintaining their satisfaction levels is core to our success. At the same time we have begun to turn around our market share performance while maintaining our superior credit quality. I will speak about each of these focus areas for a few minutes.

First our redesign program, Best Bank. It is playing a critical role and we are well into the implementation now but let us just take a step back and put this into context.

When we met last May I introduced you to our five Group-wide priorities. They are turning our strategy into action. We have continued to drive those hard this past 12 months.
The Chair commented earlier on some developments there.

The Best Bank redesign is one of those five initiatives. It is about driving consistent growth in earnings and developing the Bank for the future. Perhaps most importantly it is enabling us to accelerate the implementation of our strategy. In fact we are achieving over two years what would have possibly taken up to five years in the normal course of business. It is a key enabler of our overall Bank strategy.

Now let us look at the process. Best Bank started with a Bank-wide review and design phase. Over a full year we reviewed all our processes, our systems, our products and services. When we met last May we had just three months to go in that phase. Staff from right across the Bank were involved and they contributed more than 3000 improvement ideas. My senior managers and I analysed those ideas and approved 1000 changes. The one year implementation started in late August last year and it runs through to September this year.

So how are we going so far? I am delighted to be able to report that Best Bank is ahead of schedule. The full year impact of the redesign, from 2002, will be at least $120 million. Three quarters of the benefit is coming from eliminating duplicate functions and automating processes. We are also giving customers better access to the Bank's full range of products and services. The other 25 per cent is coming from increasing revenue streams.

We originally forecast a pre-tax profit impact of $50 million for 2001. That has been revised to $70 million. We have been able to implement some high value ideas earlier than expected. In fact by the end of March we had completed 527 of the 1000 approved changes. I will just talk about a few specific achievements for now though.

One priority for management was to ensure that all Commercial and Private Banking customers had access to Internet and phone banking. That is now in place.

Another Best Bank change is to ensure our branches reflect the entire Group not just retail or personal banking. Once implementation is complete we will have a three tier branch network reflecting customer needs and usage patterns. Let me say first up though that there will not be a significant reduction in our branch footprint. That is not consistent with our strategy of providing superior customer service. However, we are differentiating our branches to enable us to better serve customers in their preferred locations and to build a wider service offering in key locations.

Firstly, Financial Service Centres. These are full service branches and they offer the broadest range of our expanded financial services. We have converted 18 Branches to Financial Service Centres so far. In Victoria, for instance, you can see one in Ballarat and at the Pavilion in Bourke Street.

The next tier consists of our Retail Banking Centres. They are similar to our traditional branches but they have upgraded functionality.

The third tier consists of our Automated Banking Centres (or ABC's). These are electronic transaction based branches. They have phone, Internet and ATM services with staff on hand to help customers access the services. We have established 16 ABC's so far and they look fantastic. You may like to go and have a look at one. The staff there will help you understand just what is on offer. You can see one at Eastland, Forest Hill, Frankston and Fountain Gate.

Just before we move on, let me assure you these changes are well thought out and considered. We have examined how branches are accessed and we have made our plans based on that. So far our staff as well as our customers have been positive about the change. The usage level is well above expectation and we have had very few account losses, so that is very encouraging.

I am also pleased to report that a standardised Lead Management System is up and running right across the Group. This system tracks all the customer referrals between businesses. It lets us know who is referring and just where the leads are coming from. It is a powerful tool and it will help us better leverage opportunities across the Bank. It will also help us respond more fully to customer needs. As with all our Best Bank activities, these changes will help expand our customer base while at the same time, help ensure we offer our existing customers the most progressive and customer focussed service available.

While Best Bank has been gaining momentum we have also kept our focus firmly on driving non-interest revenue. As the year started out, the market was concerned that as we became more focussed on our redesign, our previously high level of growth in non-interest income might decline somewhat. Our momentum with this has actually increased this half.

We have seen a 17 per cent increase in non-interest income compared to the March 2000 half. That has been driven by growth in product and sales revenues. Non-interest income to total revenue is up two percentage points this half to 34 per cent. Given that we currently sell fewer products into our existing customer base than the majors there is potential to continue this growth even more.

There is one thing that is important to note here. This growth has not just been from increased fees. Yes, there have been some modest fee increases and we have also had better targeted fee collection. However, this growth has been principally driven by increased business volumes.

One measure that sums up our progress over this year (and one that really resonates with me) is the response of our customers to all our efforts.

This slide shows the results of Roy Morgan Research over the last three years. We have clearly maintained our distinctive difference in customer satisfaction, nationally. In fact we have moved further ahead. The gap between St.George and the majors has never been wider. We intend to keep our obsession with customer satisfaction alive and well and remain a clear service alternative to the majors.

The redesign I have just been telling you about is a key enabler for that. Best Bank has allowed us to identify the barriers to providing extraordinary customer service (whether they are internal or external) and now we are fixing them. There is always a lead-time with these initiatives but I am satisfied with our progress here.

What I had been less satisfied with was our residential loan market share. Several months ago you may have seen some concern expressed in the media about that. For a while there we had lost some momentum with our home lending. We have now stopped that trend. We have been fighting back with some aggressive campaigns and they are starting to show effect, particularly in the last couple of months. Our mortgage pricing is increasingly competitive and we have almost doubled our marketing spend. That has gone from $16 to $29 million in the last half. We have got more direct mailings, increased product promotion and a vigorous positioning and branding campaign underway. Let us have a look at one of the commercials.

I am glad you enjoyed that. I have seen it many times and I still enjoy it. That ad, by the way, has generated a great response from customers and non-customers alike. Wherever I go and mention that I am from St.George, the recognition factor is tremendous, it really does resonate with people. They appreciate that we continue to do things differently to the majors. We are building on that difference by offering some highly innovative and sophisticated products and services, not just in mortgages but right across the Bank.

The "Starts low, Stays low" credit card is an excellent example. It has a 10.99 per cent interest rate and it has been very popular. It is so good, in fact, that Cannex judged it as the best value credit card in the market place for customers with debts over $5000.

"dragondirect" is another great example. That is a telephone and Internet based initiative. I am pleased to report we are seeing early success with our first product here – "directsaver".

It is designed specifically to broaden our geographic reach and it is working. Already 70 per cent of dragondirect deposits are new to the Bank, most from outside our traditional geographic areas. It is showing signs of being a good way to attract new customers to the Bank.

Meanwhile, the Portfolio Loan – our home equity loan – continues to be a star performer, even though it is not the cheapest in the market. The fact that it has had a significant increase in take-up over the last half is proof that price does not always drive customers. Customers will pay for real value.

Of course our staff are key stakeholders in ensuring St.George's success. So at the same time as we are driving these activities we are boosting sales training and ensuring they are well resourced. We have an integrated program running right across the Bank to help us develop an even more customer focussed, sales culture.

What is relevant here is that it was only recently that we became more aggressive, both in pricing and in advertising. It will take time to build but I am confident that we will see clear growth here in coming months.

What is pleasing to me is that with all of this going on, we have successfully maintained our superior credit quality. In January this year Fitch lifted the Bank's rating from A to A+. At that time they said, and I quote, "that St.George continues to outperform other Australian Banks on asset quality measures". Our percentage of impaired assets clearly backs that up, it is still well below the majors. In fact, our net impaired assets are just 0.09 per cent of our total assets. Our competitors' net impaired assets are more than three times that level. That highlights how well we manage our credit quality.

Our lending mix is on the left-hand side there. As you can see, there is more orange which represents our residential lending than red or green which is consumer and commercial lending. The large proportion of residential loans clearly influences the high quality of our loan portfolio. However, our disciplined credit culture also provides higher quality within each loan category. That does not just give us the funds to lend in tough times, it is the key to our securitisation program, which is where we package and on-sell part of our loan portfolio.

As the Chair mentioned earlier, in February we successfully securitised $1.8 billion in residential loans. New subscribers took up more than 66 per cent of the offering and the program attracted better pricing than others in the market. In part, that is because of our reputation for strong credit quality.

Our discipline here clearly puts St.George at a competitive advantage particularly in times of economic stress. That is one of the reasons I feel confident that we will continue to improve our profitability in the coming period and, perhaps more importantly, I believe this strong performance is sustainable well into the future. Let me talk about why.

I spoke of our overall strategy earlier. The basis of our plan is to enhance our core relationship banking to fully leverage our 2.6 million customer base. At the same time we're building several complementary businesses in lending, Internet and most importantly, wealth management businesses. Today, I will just put this into the longer term context for you.

As with all organizations our current initiatives fit within a set of parallel activities each with their own time horizons. This slide shows three levels of strategic activity and how the profit grows over time for each one.

For St.George, horizon one is our traditional relationship banking business. It is key to driving our profitability for the next few years. The aim is simple, to improve, extend and defend our core banking business.

In horizon two, we are building high-growth/high-return businesses. These are complementary to our core banking strengths. They represent only a small proportion of our profits today but given their high growth potential they will become increasingly important over time.

The third horizon is where we invest in new business models and options for the future. Some will become high-growth businesses of the future and feed into horizon two. Some may never pay off, even in the long term but we feel the investments are small enough to take the risk. I will just put our strategic interests into this framework for you.

Firstly, horizon one. The activities here have been dominated to some degree, by our Best Bank redesign implementation over the past two years. Of course improvements to our infrastructure and effectiveness will continue well into the future.

Increasingly though, these activities will be joined by our continued focus on selling more product into our 2.6 million customer base. We have no illusions about how quickly we can grow the number of products per customer. It could take more than five years. As long as we make incremental increases each year, I believe we will have one of the best performing banks in the country. I am confident that we will do this though. Our customers tell us they want to buy more St.George products. The reason they have not yet is because we have not been out there presenting all the options and financial solutions we have to offer.

While we are driving our horizon one activities, our horizon two businesses are also building momentum. We are definitely seeing the growth we are looking for from these businesses. As I mentioned, our aim here is to invest in and build a series of independent but complementary high-growth/high-return businesses.

Sealcorp is the most outstanding example here. It remains a high profit business for St.George with earnings growth of 24 per cent compound. The essence of Sealcorp is its ability to bring together customers' financial affairs. Its main product ASGARD supports independent advisers. They have the most sophisticated tools and services available and that enables them to provide the best possible solutions for their customers.

Another horizon two example is the growth in our private banking capabilities. Over time this will turn from serving St.George's high wealth customers into building a clientele from sources outside the bank. Other financial institutions offer a form of private bank, but we believe our proposition will be true to its name.

WealthPoint, which includes the well regarded Assirt Ratings, is already improving and expanding into new markets. WealthPoint is a developing company. When its businesses are bedded down it will provide customers with the ability to have their own personal balance sheet that is kept up-to-date online. We bought eight per cent of WealthPoint, as the Bank's online wealth management solutions partner in April 2000, with an option to own up to 62 per cent in future.

Not all horizon two activities are in the wealth management area though. You might remember that we bought Scottish Pacific Business Finance just this time last year. Scottish Pacific provides cashflow finance or factoring for small to medium enterprises. Factoring is a huge industry globally and with the GST putting cashflow pressures on many small businesses, it is increasingly in high demand.

The third prong of our horizons strategy is to make small investments in new business models and opportunities, to experiment with options for the future. "dragondirect", that I spoke of earlier is a great example of this, so is Autobytel. We formed a joint venture with the US-based Autobytel.com in December 1999. It has an Internet site that allows car buyers to price both new and used cars, as well as to buy, lease, finance and insure their vehicles at competitive prices on-line. This alliance has the potential to expand our current automobile lending business. We see it as another good way of attracting new customers to the Bank.

We bought five per cent of Virtual Communities for $18 million in January. Virtual Communities is one of Australia's largest computer on-sellers. It provides affordable computer and internet packages to the broad community. It gives the middle 50 per cent of Australians – who previously couldn't afford it – the opportunity to join the information age and be players in the new economy. One reason our Virtual Communities partnership appealed, beyond its obvious economic benefits, is its very strong commitment to the community.

Virtual Communities actually chose to partner with us rather than with other banks. That was due to the strength of our online banking, our strong customer focus and most importantly our ongoing commitment to the community.

Our investment gave us immediate access to around 70,000 internet-connected customers, with the potential for many thousands more through the Virtual Community partner groups. That includes groups such as the ACTU, Industry Super Funds, the Catholic and Anglican Churches and some major publicly listed companies. We have got a Virtual Communities display set up in the foyer for you. It is well worth a look.

So that is some aspects of our overall strategic intent. We believe that our horizon one potential is greater than other organisations. That is because of where we start from. We have more satisfied customers and more potential to increase sales volumes and non-interest income.

We also have a solid position in horizon two. Today that is lead by Sealcorp and our wealth management businesses but it is gradually being joined by other strong business models.

Our horizon three investments are still nascent. It is just too soon to see which might pay-off although 'dragondirect' is starting off more quickly than some others.
One thing I want to emphasise about our long-term strategy is that it is just that, long term. Yes, we are strengthening our franchise, getting the basics in order, but we are also creating future value and opportunities.

Our focus is on remaining a key player in the Australian financial services industry. As we do that I am absolutely committed to maintaining the historical values of the Bank. Our ongoing work through the St.George Foundation is just one example of this.

The Foundation, our charitable trust for young Australians, just had it's tenth anniversary late last year. Over the past decade it has contributed over $4.1 million to charitable organisations across the country. The aim here is to help children "achieve their best".

As many of you would know we also sponsor a range of community based projects such as the Red Shield Appeal and the Wesley Mission. We don't just target sponsorship that is particularly spectacular or high profile. We target programs that we see as vital to the health and well being of our community.

Being committed to the community is not just about putting money into programs. It is about what you do on a day-to-day basis as you go about your business. St.George for many years now, has followed a code of practice that promotes fairness in our dealings with the community.

We will continue as we have always done to provide student accounts with no fees. We will continue to provide special accounts for pensioners. May I just add here, we do not have a branch closure program, unlike some of our competitors.

This loyalty to the community is core to our identity. I assure you, we will stay true to it. That heritage is being combined though with financial discipline and a focus on developing innovative customer solutions and businesses with a better financial dynamic than traditional banking alone.

St.George Bank is at an exciting stage. We have returned our best ever Group earnings. Our redesign is ahead of schedule and is already delivering. We have market leading credit quality. We have delivered an increased dividend for two consecutive halves. We are on track to deliver more of the same.

What is personally satisfying is that we are in a different space to the majors and we are making it a serious commercial success. We chose a strategy modelled in and around our customers. We focussed on creating something that is different. We have stuck to it and we have worked hard to remain a real alternative in a sea of offerings in the market.

I am proud to be part of that and I thank you for your support as we build a prosperous future for St.George.

To: Companies Announcements
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	380
Pages(Includes this page):	8
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**NEW ISSUE ANNOUNCEMENT**
Date Sent:	30 May 2001
Bar Code:	

Please find Appendix 3B attached.

Yours sincerely

Michael Bowan
General Counsel and Secretary

ASXCAP

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

ST.GEORGE BANK LIMITED

ACN, ARBN or ARSN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1. 30,000 ordinary shares 2. 200,000 ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • *the date from which they do* • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the *next dividend, distribution or interest* payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	1. 30,000 @ $15.24 2. 200,000 @ $8.58
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1. Awards exercised under St.George Bank Executive Performance Share Plan. 2. Options exercised under St.George Bank Executive Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1. 23/05/01 - 7,000 (allocation date) 28/05/01 - 6,000 (allocation date) 29/05/01 - 8,000 (allocation date) 31/05/01 - 9,000 (allocation date) 2. 31/05/01 - 120,000 (allocation date) 01/06/01 - 80,000 (allocation date)

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
462,711,488	ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
N/A	N/A

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	To be treated in the sam manner as other quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	

+ See chapter 19 for defined terms.

4

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

4

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	
39 Class of +securities for which quotation is sought	
40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

+ See chapter 19 for defined terms.

5

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Date: 30 May 2001
Company Secretary

Print name: Michael Bowan

== == == == ==

+ See chapter 19 for defined terms.

To: Companies Announcements
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	381
Pages (Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**Advance Capital Note Interest Payment**
Date Sent:	31 May 2001
Bar Code:	

St.George Bank Limited advises the record date for the Advance Capital Note interest payable on 30 June 2001 is 15 June 2001.

Yours sincerely

Michael Bowan
General Counsel and Secretary

02 MAY 21 AM 10: ...

ASXCAP

st.george

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	382
Pages(Includes this page):	8
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**NEW ISSUE ANNOUNCEMENT**
Date Sent:	12 June 2001
Bar Code:	

Please find Appendix 3B attached.

Yours sincerely

Michael Bowan
General Counsel and Secretary

02 MAY 21 AM 10: 1[illegible]

ASXCAP

28Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

ST.GEORGE BANK LIMITED

ACN, ARBN or ARSN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1. 28,200 ordinary shares 2. 1,880,000 ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	*Issue price or consideration*	1. 28,200 @ $15.68 2. 1,880,000 @ $8.58
6	Purpose of the issue (*If issued as consideration for the acquisition of assets, clearly identify those assets*)	1. Awards exercised under St.George Bank Executive Performance Share Plan. 2. Options exercised under St.George Bank Executive Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1. 15/06/01 - 7,000 (allocation date) 12/06/01 – 6,000 (allocation date) 01/06/01 - 8,000 (allocation date) 03/06/01 - 7,200 (allocation date) 2. 12/06/01 – 1,880,000

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
464,619,688	ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
N/A	N/A

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	To be treated in the sam manner as other quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	

+ See chapter 19 for defined terms.

h

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41 Reason for request for quotation now

Example: *In the case of restricted securities, end of restriction period*

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

+ See chapter 19 for defined terms.

6

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] Date: 12 June 2001
Company Secretary

Print name: Michael Bowan

== == == == ==

+ See chapter 19 for defined terms.

™ st.george

To: Companies Announcements
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	383
Pages(Includes this page):	8
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**NEW ISSUE ANNOUNCEMENT**
Date Sent:	15 June 2001
Bar Code:	

Please find Appendix 3B attached.

Yours sincerely

Michael Bowan
General Counsel and Secretary

ASXCAP

28Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

ST.GEORGE BANK LIMITED

ACN, ARBN or ARSN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	21,000 ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	$15.38
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Awards exercised under St.George Bank Executive Performance Share Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	14/06/01

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
464,640,688	ordinary shares
3,000,000	PRYMES
174,965	8.5% unsecured capital notes
217,134	8.25% unsecured capital notes

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
492	Redeemable preference borrower share
228,687	Redeemable preference depositor share

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	To be treated in the sam manner as other quoted ordinary shares.

+ See chapter 19 for defined terms.

h

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. *Cross reference: rule 7.7.*	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	

+ See chapter 19 for defined terms.

h

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

4

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

/\

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

+ See chapter 19 for defined terms.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Company Secretary Date: 15 June 2001

Print name: Michael Bowan

== == == == ==

+ See chapter 19 for defined terms.

st.george

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	384
Pages(Includes this page):	8
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**NEW ISSUE ANNOUNCEMENT**
Date Sent:	15 June 2001
Bar Code:	

Please find Appendix 3B attached.

Yours sincerely

Michael Bowan
General Counsel and Secretary

02 MAY 21 AM 10: 1

ASXCAP

28Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

ST.GEORGE BANK LIMITED

ACN, ARBN or ARSN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	15,500 ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	$15.12
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Awards exercised under St.George Bank Executive Performance Share Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	12/06/01

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
464,656,188	ordinary shares
3,000,000	PRYMES
174,965	8.5% unsecured capital notes
217,134	8.25% unsecured capital notes

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
492	Redeemable preference borrower share
228,687	Redeemable preference depositor share

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	To be treated in the sam manner as other quoted ordinary shares.

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	*If the issue is contingent on +security holders' approval, the date of the meeting*	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	
39 Class of +securities for which quotation is sought	
40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41 Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: *Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.*

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

+ See chapter 19 for defined terms.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Company Secretary Date: 15 June 2001

Print name: Michael Bowan

== == == == ==

+ See chapter 19 for defined terms.

To: Companies Announcements
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	385
Pages(Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**DIVIDEND REINVESTMENT PLAN**
Date Sent:	19 June 2001
Bar Code:	

The issue price in respect of shares to be issued under the Bank's Dividend Reinvestment Plan for the Bank's interim dividend, to be paid 29 June 2001 will be $15.52.

The entitlement date for participation in the Dividend Reinvestment Plan was the record date for the payment of 15 June 2001.

Yours sincerely

Michael Bowan
General Counsel and Secretary

ASXCAP

st.george

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	386
Pages(Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**Declaration of Dividend/Record Date for St.George Bank PRYMES**
Date Sent:	25 June 2001
Bar Code:	

St.George Bank advises that in accordance with the Terms of Issue of the Bank's PRYMES, the Board has declared a half yearly dividend of $3.14 per PRYMES to be paid 20 August 2001 with a record date for determination of entitlements of 3 August 2001.

The fully franked dividend will attach imputation credits of 30%.

Yours sincerely

Michael Bowan
General Counsel and Secretary

st.george

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	387
Pages(Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Date Sent:	26 June 2001
Bar Code:	

St.George is aware of media speculation concerning a possible transaction involving St.George and BankWest. St.George has a number of strategic options under consideration and in consequence investigates those options on a continuing basis. St.George has had very preliminary discussions with BankWest concerning potential opportunities. However, St.George is not in a position to speculate on the outcome.

Yours sincerely

Michael Bowan
General Counsel and Secretary

st.george

To: Companies Announcements
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	388
Pages(Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**CHANGE IN DIRECTORS' INTERESTS IN ST.GEORGE BANK LIMITED**
Date Sent:	29 June 2001
Bar Code:	

On behalf of the Directors of St.George Bank listed below, I advise changes to their relevant interests in the Bank. These changes follow purchases made pursuant to participation in the St.George Bank Dividend Reinvestment Plan ("DRP"), conversion into ordinary shares from St.George's former class of Converting Preference Shares ("CPS"), and pursuant to the Bank's Employee Share Purchase Plan ("Purchase Plan").

DRP purchases were made effective 29 June 2001 with a purchase price of $15.52.

Director	Shares Purchased	CPS Conversion	**Current Balance**	
			SGB Ordinary Shares	SGB PRYMES
Mr Frank Conroy	177	68	10,033	63
Mr John Mallick	214	564	10,911	43
Mr Leonard Bleasel	100	1,352	23,233	427
Ms Geri Ettinger	Nil	2,429	25,710	53
Mr Paul Isherwood	188	Nil	14,596	Nil
Edward Asbury O'Neal**	2,809*	Nil	25,272	Nil

* Mr O'Neal purchased 2,809 shares under the Purchase Plan on 18 June 2001 with a purchase price of $15.22.

** Mr O'Neal is also entitled to 1,500,000 options over unissued ordinary shares in St.George Bank, as approved by shareholders at the Bank's Annual General Meeting, 18 December 1998, and 600,000 options over unissued ordinary shares in St.George Bank, as approved by shareholders at the Bank's Annual General Meeting, 15 December 2001.

Yours sincerely

Michael Bowan
General Counsel and Secretary

St. George Bank Limited Reinstatement of the Rule 12g3-2(b) Exemption

Exhibit Volume III
(Exhibits 74-107)

2 July 2001	389	Shareholder Newsletter	74
2 July 2001	389	Shareholder Issue 14 June 2001	75
2 July 2001	390	New Issue of Shares – Dividend Reinvestment Plan	76
5 July 2001	391	News Release – St.George Home Loans Hit New Peak in Approvals	77
12 July 2001	392	New Issue Announcement	78
2 August 2001	393	St.George Offer for Wealthpoint	79
8 August 2001	394	News Release – St.George Returns to Euromarket	80
10 August 2001	395	Primary STRYPES Receipts	81
15 August 2001	396	News Release – St.George Increases Euromarket Issue to $US300 million	82
16 August 2001	397	News Release – Taxation Consequences of Sell Bank Rights	83
22 August 2001	398	Taxation Consequences of Sell Back Rights	84
24 August 2001	399	New Issue Announcement	85
31 August 2001	400	News Release – St.George and Bankwest End Merger Discussions	86
31 August 2001	401	News Release – St.George Launches Crusade Global Trust No. 2 of 2001	87
31 August 2001	402	Advance Capital Note Interest Payment	88
31 August 2001	403	New Issue Announcement	89
7 September 2001	404	News Release – Crusade Global Trust No.2 of 2001 Priced	90
17 September 2001	405	Managing Director and CEO	91
18 September 2001	406	News Release – St.George Appoints Executive Chairman	92
24 September 2001	407	News Release – St.George Agrees to Acquire Deutsche Bank's Australian Margin Lending Business	93
19 October 2001	408	St.George Acquisition of WealthPoint	94
23 October 2001	409	Optus Wins $100 million St.George Deal	95
31 October 2001	410	News Release – St.George Updates Achievements on Best Bank and Revises Carrying Value of External Investments	96
7 November 2001	411	News Release – St.George Announces 17.5% Increase in Full Year Financial Results	97
7 November 2001	411	Financial Results and Dividend Announcement for the year ended 30 September 2001	98
7 November 2001	412	Amendment to Appendix 4B	99
9 November 2001	413	Letter to Australian Stock Exchange Enclosing Documentation to Shareholders	100
9 November 2001	414	News Release – St.George Increases Domestic Benchmark	101
12 November 2001	415	News Release – St.George Issue Increased and Priced	102
20 November 2001	416	Letter to Australian Stock Exchange Enclosing Full and Concise Financial Reports	103
23 November 2001	417	New Issue Announcement	104
29 November 2001	418	St.George Bank Dividend Reinvestment Plan	105
3 December 2001	419	Advance Capital Note Interest Payment	106
4 December 2001	420	Dividend Reinvestment Plan	107

4 December 2001	421	Change in Director's Interests in St.George Bank Limited	108
5 December 2001	422	New Issue Announcement	109
12 December 2001	423	News release – St.George Announces New Chief Executive Officer	110
14 December 2001	424	Chairman's Address to St.George Bank's Annual General Meeting	111
14 December 2001	425	Slides Accompanying Chairman's Address to St.George Bank's Annual General Meeting	112
14 December 2001	426	St.George Bank Annual General Meeting – Resolutions Passed	113
17 December 2001	427	New Issue of Shares – Dividend Reinvestment Plan	114
27 December 2001	428	Appendix 3B	115
9 January 2002	429	Initial Directors' Interest Notices	116
21 January 2002	430	New Issue Announcement	117
25 January 2002	431	New Issue Announcement – Appendix 3B	118
29 January 2002	432	Declaration of Dividend/Record date for St. George Bank PRYMES	119
29 January 2002	433	Appointment of Gail Kelly as Managing Director of St. George Bank Limited	120
31 January 2002	434	Initial Director's Interest Notices	121
1 February 2002	435	News release – St.George Raises New Tier 2 Capital	122
1 February 2002	436	News release – St.George New Tier 2 Capital Issue Oversubscribed	123
22 February 2002	437	New Issue Announcement – Appendix 3B	124
25 February 2002	438	Advance Capital Note Interest Payment	125
28 February 2002	439	New Issue Announcement – Appendix 3B	126
4 March 2002	440	News Release – St.George Crusade Global Trust No.1 of 2002	127
14 March 2002	441	News release – Crusade Global Trust No.1 of 2002 Priced	128
9 March 2002	442	New Issue Announcement – Appendix 3B	129
22 March 2002	443	New Issue Announcement – Appendix 3B	130
28 March 2002	444	Resignation of Group Executive Investment Services	131
8 April 2002	445	Appointment of New Group Executive, Personal Banking	132
17 April 2002	446	New Issue Announcement – Appendix 3B	133
30 April 2002	447	News Release – Strategic Review of St. George Investment Services Division Leads to Revised Carrying Value for WealthPoint Goodwill	134
7 May 2002	448	News Release – Interim Profit 41% Increase	135
7 May 2002	448	Group financial results and dividend announcement for the half-year ended 31 March 2002	136
6 May 2002	449	St. George Bank Limited - 2002 Interim Results	137
6 May 2002	449	Presentation – 2002 Interim Results St. George Bank Ltd.	138
8 May 2002	450	News Release – Moody's Upgrades Bank's Credit Rating	139
8 May 2002	451	New Issue Announcement – Appendix 3B	140

st.george

St.George Bank Limited
ABN 92 055 513 070

2 July 2001

Please reply to:
Alex Gibson
Level 8
182 George Street
Sydney NSW 2001

Telephone: (02) 9236 1469
Facsimile: (02) 9236 1899

Company Announcements
Australian Stock Exchange Limited
20 Bond Street
Sydney NSW 2001

Dear Sir/Madam

SHAREHOLDER NEWSLETTER

I attach two (2) copies of the Shareholder Newsletter mailed to St.George Bank shareholders with their dividend payment on 29 June 2001. The Chair's message and Managing Director's update are substantially identical to those presented to the Bank's Melbourne Shareholders Meeting on 28 May 2001 and announced to the market on that date.

Yours sincerely

Michael Bowan
General Counsel and Secretary

Shareholder

st.george
Issue 14 June 2001

Chair's Message

On behalf of the St.George Board, I am pleased to report that the Bank has enjoyed another successful half year.

The Bank recorded a profit after tax, goodwill, outside equity interests and preferred share dividends, of $173 million. This represented a 27 per cent increase on the corresponding period last year.

The improved result of the last 12 months produced an increase in the return on average ordinary equity, before goodwill and abnormal items, from 13.5 per cent for the half year to March 2000 to 15.8 per cent for this half year. This exceeds the Bank's short-term return on equity target of 15 per cent.

Basic earnings per ordinary share, before abnormals and goodwill, increased to 96.9 cents, which is an increase of 16.3 cents per share or 20 per cent on the same period last year.

The Bank's accelerating profit performance reflects the significant benefits that have started to flow through from the redesign program and from the Bank's strategy to diversify income streams, contain costs and provide strong growth in business volumes across the Group.

In light of the Bank's continued improvement in financial performance, we are paying a dividend of 31 cents per ordinary share. This is the second consecutive increase in 12 months.

The dividend payment represents an increase of 7 per cent from last September and 19 per cent on March 2000 – a strong indicator that the Bank is on target for sustainable growth.

The dividend will be paid on 29 June. In the interests of shareholders, the Directors have brought forward the payment date to allow franking at 34 per cent rather than 30 per cent which would have applied from 1 July.

Last year, I indicated that while we were suspending the Dividend Reinvestment Plan at that time, we would review it in the next period.

As I advised in my letter to shareholders of 2 April, the Bank is reinstating the Plan, in a limited form, which will be effective for the 2001 interim ordinary dividend.

The minimum participation is 100 shares and the maximum, 5000 shares per holding. There will be no discount offered for shares purchased under the Plan. Shareholders will not, however, have to pay stamp duty or brokerage fees. I am informed that we have already had an enthusiastic response to the DRP from our individual shareholders.

Over the past six months, the Bank has been particularly active with its securitisation and capital management initiatives to increase return on equity and earnings per share.

As at the half-year, the Group's total assets decreased to $48 billion from $49.6 billion at 30 September 2000 due to the successful securitisation of $1.8 billion of residential loans to the offshore and domestic markets in February.

We also implemented several capital management initiatives. Our objective was to maintain the appropriate level of capital to support the Bank's ongoing operations, to generally lower the overall cost of capital and to enhance the value of your shares.

The capital management initiatives included:

- the early conversion of an existing $360 million of converting preference shares to ordinary shares,
- an off-market buy-back of ordinary shares to the value of $376 million, and
- the issue of new preference shares netting $292 million.

In March, the Bank converted $360 million of convertible preference shares into 28.2 million ordinary shares. The holders of these securities were paid a pro-rata dividend of 44.8 cents for the period to 29 March 2001.

In effecting a buy-back and issuing new preference shares in February and March, the Bank offered shareholders two innovative instruments. The program was designed to ensure that the benefits from our capital management initiatives would be distributed to St.George shareholders as widely as possible.

Firstly, our Sell-Back Rights provided all shareholders with the opportunity to participate in the generous buy-back price determined by the Board, whether or not they wished to sell shares back to the Bank.

Secondly, our PRYMES, which is the acronym for Preferred Resetting Yield Marketable Equity Securities, offered shareholders and the market generally, preferred shares with a highly competitive dividend rate of 6.36 per cent, fully franked. The issue proved extremely popular with shareholders.

The Bank's management is well underway in implementing the Bank's infrastructure redesign program, which was formulated during the year 2000 and involved a large cross section of staff right across the Group.

The Managing Director will provide details on the progress of the redesign. When the program is completed by the end of this financial year, we will see a marked increase in the Bank's performance.

The redesign program is an important element of the strategy outlined to shareholders last year.

Other elements include:

- a stronger focus on customers,
- an improved sales capability,
- further development of our database marketing skills, and
- the broadening of our experience with Internet and e-commerce developments.





Financial Summary

Balance Sheet (selected items)

	Mar 01 $m	Sep 00 $m	Mar 00 $m
Total Assets	47,958	49,610	47,790
Loans and other receivables	38,632	39,454	37,450
Treasury securities	3,965	5,149	5,268
Retail deposits	23,906	22,903	22,425
Other borrowings	17,940	20,492	19,776
Shareholders' Equity	3,589	3,641	3,592

Profit and Loss Statement

Half year ended	Mar 01 $m	Sep 00 $m	Mar 00 $m
Interest income	1,741	1,705	1,489
Interest expense	1,129	1,102	920
Net interest income	612	603	569
Other income	314	284	268
Operating income previously disclosed as abnormal [1]	-	108	-
Bad and doubtful debt expenses	30	30	20
Operating expenses	565	553	551
Operating income previously disclosed as abnormal [1]	-	135	-
Operating profit before income tax	331	277	266
Income tax expense	120	122	97
Income tax benefit previously disclosed as abnormal [1]	-	(30)	-
Operating profit after income tax	211	185	169
Outside equity interests	-	-	-
Operating profit after income tax outside equity interests	211	185	169
Preference dividends	38	35	33
Profit to ordinary shareholders	173	150	136

Performance Ratios

	Mar 01 %	Sep 00 %	Mar 00 %
Return on average assets			
• before abnormals and goodwill	1.06	0.96	0.94
• after abnormals and goodwill	0.85	0.76	0.73
Return on average ordinary equity			
• before abnormals, goodwill and after preference dividends	15.78	14.23	13.49
• after abnormals, goodwill, OEI and preference dividends	12.24	10.78	9.86
Expense/income ratio			
• excludes abnormals and goodwill	55.6	56.6	59.9

Definitions

Earnings – expressed on a per ordinary share basis, represents the operating profit after tax, abnormal items and preference dividends divided by the average number of ordinary shares for the period. Earnings for prior periods are diluted by issues of ordinary shares.

Return on average assets – is a profitability measure and is represented by the operating profit after income tax and abnormal items divided by the average total assets for the Group.

Return on average ordinary equity – is a profitability measure represented by the operating profit after income tax, abnormal items and preference dividends divided by the average ordinary shareholders' equity for the Group.

Expense to income ratio – is a performance measure and is represented by operating expenses (less goodwill) divided by operating income (net interest income and other income)

Goodwill – is the amount paid for a business above the fair value of the stated net assets (ie premium paid for future cash flows, reputation, staff). It must be amortised over a period not greater than 20 years.

Abnormal items – were revenue or expense items which are of a size, nature or incidence such that their disclosure is relevant in explaining the financial performance of the Bank.

Under revised accounting standard AASB 1018 abnormal items no longer exist (see note (1) below).

Note (1) Abnormal items were previously disclosed as a separate line item in the profit and loss statement. Under the revised accounting standard AASB 1018 abnormal items no longer exist. They are now incorporated into their respective income and expense categories. Prior period ratios with reference to abnormals have not been amended.

Chair's Message cont'd

We have achieved good progress to date on these strategies.

External customer satisfaction surveys indicate that St.George has regained its position in customer satisfaction ahead of the four major banks. In addition, our own research indicates that there has been a 14 per cent improvement in customer satisfaction since April 1999.

The rate of current new loan approvals is competitive with the market and further financial advisers and planners are being employed to meet our customers' varied demands for investment services.

Through improved database management, we have demonstrably enhanced the Bank's knowledge of the characteristics and financial needs of our 2.6 million customers. This will provide valuable information to improve our capacity to meet existing customers' requirements for the Bank's financial products and services.

Our Internet and e-commerce strategy is progressing satisfactorily, but differently to that of our competitors. The Bank has established several alliances to improve service efficiency and gain access to new markets. These alliances will help us to increase the depth of product sales to our own customers, increase business from new markets and minimise the financial risk of rapidly evolving technologies.

The Bank's involvement in this area has been modest relative to our capital base and the Directors are happy to continue with these investments as their valuations are underpinned by real revenues.

The global and local economic outlook has changed markedly since the beginning of the financial year. Economic growth has slowed and this will intensify competition resulting in pressure on interest margins and credit quality. St.George's conservative credit profile relative to our competitors will provide stability in such an environment.

The outlook for the Bank's performance for the year ahead and beyond is very encouraging.

The Directors anticipate further improved results as the Bank's redesign program is completed. Planned improvements will contribute 18 cents to earnings per share by 2002.

The improved results have seen an increase in the value of the Bank's shares and, with increasing dividend payments, shareholders are now being rewarded for their patience while our long-term strategy is being implemented.

Frank Conroy, Chair

Managing Director's Update

The first half of 2001 has been very successful for St.George.

For the past two years we have been following a very consistent and straightforward strategy and we are now seeing the fruits of our labour.

In fact, this past year has seen a fundamental shift in St.George's profile. The St.George of today is a very different entity to what it was even just one year ago. Of course, I believe we have kept many of the good things from the past, like our closeness to our customers, however, at the same time we have become a far more sophisticated and professional organisation.

We have an accelerating profit performance and we are offering strong and improving shareholder returns. It has obviously taken a phenomenal effort to get us to this point and it has involved everyone right across the Group.

Of course it is not finished yet. We still have some major challenges in front of us but the hard work is beginning to pay off. This half we returned our best ever financial performance and our prospects for the future have never looked brighter.

Our profit after tax and preference dividends for this half, of $173 million, shows an increase of 27 per cent compared to the March 2000 half. Earnings per share has grown by 20 per cent over the same period. We also exceeded our short-term return on equity target by one year. We had a 15 per cent target for the March 2002 half and it is pleasing to see that figure already at 15.78 per cent.

Another positive indicator is the shift in the expense to income ratio. That is now down to 55.6 per cent. We are containing our costs even though we are clearly investing in the future. This ratio has also been assisted by strong growth in other income as well as the increasing interest margins.

The increased dividend reflects the Group's strong performance over the year. It is also an important indicator that we are on track to sustain that performance. Our profit momentum is definitely accelerating, as is our earnings per share. We expect to see further gains in the second half as well. Our recent capital management initiatives should play a part there along with the continued improvements in our core business operations.

We are not resting on our laurels. We have a range of activities in place that will ensure we continue to drive improvements across the board but the positive trend is evident. That trend is already showing up in our share performance.

Enhancing Shareholder Value



$
190
170
150
130
110
100
90
70
198
172
Mar 98
Sept 98
Mar 99
Sept 99
Mar 00
Sept 00
Mar 01
SGB Total Return
ASX AO Acc
ASX Banks ACC

Total shareholder return includes capital appreciation and dividends. Assumes base of $100 in March 98. Source: Deutsche Bank

The graph above highlights St.George's total shareholder return over the three years to 18 May this year. It compares our return to the accumulation indices. What that shows is that we have been outperforming the All Ordinaries and the Banking Index since March of 1998. In fact, if you had invested in St.George in March 1998 and reinvested your dividends, you would have almost doubled your money in that period.

Best Bank On Track

I attribute the Bank's good performance, in part, to a very balanced and disciplined focus by staff and management. During the past eight months we have of course been busy making efficiency improvements through our infrastructure redesign, known as Best Bank. However, we have also kept our focus on revenue growth and right through this time we have stayed very close to our customers; maintaining their satisfaction levels is core to our success. At the same time we have begun to turn around our market share performance while maintaining our superior credit quality.

First our redesign program. I am delighted to be able to report that Best Bank is ahead of schedule. The full year impact of the redesign, from 2002, will be at least $120 million. Three quarters of the benefit is coming from eliminating duplicate functions and automating processes.



Financial Highlights

- Profit available to ordinary shareholders (after tax, goodwill, abnormals, outside equity interests and preference share dividends) rose 27.2% to $173 million.
- Other income rose 17.2% to $314 million.
- Operating expenses before goodwill amortisation rose 2.3% to $515 million.
- Dividend for interim payment rose 19.2% to 31 cents per ordinary share.
- Annualised basic earnings per ordinary share rose 20.2% to 96.9 cents.
- Annualised return on average ordinary equity rose to 15.78% from 13.49%.
- Dividend cover (payout ratio) is 82.7% (64.1% before goodwill) compared to 89.7% (65.6% before goodwill).

We are also giving customers better access to the Bank's full range of products and services. The other 25 per cent is coming from increasing revenue streams. We originally forecast a pre-tax profit impact of $50 million for 2001. That has been revised to $70 million. We have been able to implement some high value ideas earlier than expected. In fact by the end of March we had completed 527 of the 1000 approved changes.

One measure that sums up our progress over this year is the response of our customers to all our efforts.

Leading Customer Satisfaction Levels



Total Satisfied with their Financial Institution
%
75
70
65
60
55
50
Trend is based on three month rolling average
Mar 98
Jun 98
Sep 98
Dec 98
Mar 99
Jun 99
Sep 99
Dec 99
Mar 00
Jun 00
Sep 00
Dec 00
Feb 01
SGB Group
Average of Big Four

Source: Roy Morgan Single Source – Finance Monitor
Data Period: January 1998 – February 2001

This chart shows the results of Roy Morgan Research over the last three years. We have clearly maintained our distinctive difference in customer satisfaction, nationally. In fact we have moved further ahead. The gap between St.George and the majors has never been wider. We intend to keep our obsession with customer satisfaction alive and well and remain a clear service alternative to the majors.

The redesign I have just been telling you about is a key enabler for that. Best Bank has allowed us to identify the barriers to providing extraordinary customer service (whether they are internal or external) and now we are fixing them. There is always a lead-time with these initiatives but I am satisfied with our progress here.

What I had been less satisfied with was our residential loan market share. For a while there we had lost some momentum with our home lending. We have now stopped that trend. We have been fighting back with some aggressive campaigns and they are starting to show effect, particularly in the last couple of months. Our mortgage pricing is increasingly competitive and we have almost doubled our marketing spend.

Of course our staff are key stakeholders in ensuring St.George's success, so at the same time as driving these activities we are boosting sales training and ensuring that they are well resourced. We have an integrated program running right across the Bank to help us develop an even more customer focussed, sales culture.

What is pleasing to me is that with all this going on, we have successfully maintained our superior credit quality. In January this year Fitch lifted the Bank's rating from A to A+. At that time they said, and I quote, "that St.George continues to outperform other Australian Banks on asset quality measures". Our percentage of impaired assets clearly backs that up, it is still well below the majors. In fact, our net impaired assets are just 0.09 per cent of our total assets. Our competitors' net impaired assets are more than three times that level. That highlights how well we manage our credit quality. Our discipline here clearly puts St.George at a competitive advantage particularly in times of economic stress.

Delivering Sustainable Performance

Clearly our strategies are paying off and I am confident that we will continue to see improvements in our profitability in the second half. More importantly, though, it is these strategies that will help us drive strong and sustainable performance well into the future.

The basis of our plan is to enhance our core relationship banking to fully leverage our 2.6 million customer base. At the same time we're building several complementary businesses in lending, Internet and most importantly, wealth management.

Our Strategic Horizons



Invest in new business models and opportunities
Horizon 3
Build complementary high growth/high return businesses
Horizon 2
Horizon 1
Improve, extend and defend core banking business
Profit
Time

Adapted from 'Alchemy of Growth', 1999 – (Baghai, Coley & White)

As with all organisations our current initiatives fit within a set of parallel activities each with their own time horizons. The chart above shows three levels of strategic activity and how the profit grows over time for each one.

For St.George, horizon one is our traditional relationship banking business. It is key to driving our profitability for the next few years. The aim is simple, to improve, extend and defend our core banking business.

In horizon two, we are building high-growth/high-return businesses. These are complementary to our core banking strengths. They represent only a small proportion of our profits today but given their high growth potential they will become increasingly important over time.

The third horizon is where we invest in new business models and options for the future. Some will become high-growth businesses of the future and feed into horizon two. Some may never pay off, even in the long term but we keep our investments small enough to take the risk. I will just put our strategic interests into this framework for you.

Our Strategies in Action

Firstly, horizon one. The activities here have been dominated to some degree, by our Best Bank redesign implementation over recent times. Of course improvements to our infrastructure and effectiveness will continue well into the future. Increasingly though, these activities will be joined by our continued focus on selling more product into our 2.6 million customer base.

Our Strategic Horizons



eCommerce Investments
dragondirect
Sealcorp
WealthPoint
Scottish Pacific
Private Bank
Advance Asset Management
Cross Sell
Internet Banking
Best Bank
Profit
Time

While we are driving our horizon one activities, our horizon two businesses are also building momentum. We are definitely seeing the growth we are looking for from these businesses. As I mentioned, our aim here is to invest in and build a series of independent but complementary high-growth/high-return businesses.

SEALCORP is the most outstanding example here. It remains a high profit business for St.George with earnings growth of 24 per cent compound. The essence of SEALCORP is its ability to bring together customers' financial affairs. Its main product, ASGARD, supports independent advisers. They have the most sophisticated tools and services available and that enables them to provide the best possible solutions for their customers.

Another horizon two example is the growth in our private banking capabilities. Over time this will turn from serving St.George's high wealth customers into building a clientele from sources outside the Bank. Other financial institutions offer a form of private bank, but we believe our proposition will be true to its name.

WealthPoint, which includes the well regarded ASSIRT Ratings, is already improving and expanding into new markets. WealthPoint is a developing company. When its businesses are bedded down it will provide customers with the ability to have their own personal balance sheet that is kept up-to-date online. We bought eight per cent of WealthPoint, as the Bank's online wealth management solutions partner in April 2000, with an option to own up to 62 per cent in the future.

Not all horizon two activities are in the wealth management area though. You might remember that we bought Scottish Pacific Business Finance this time last year. Scottish Pacific provides cashflow finance or factoring for small to medium enterprises. Factoring is a huge industry globally and with the GST putting cash flow pressures on many small businesses, it is increasingly in high demand.

The third prong of our horizons strategy is to make small investments in new business models and opportunities, to experiment with options for the future. Our telephone and Internet based initiative, dragondirect, is a great example of this. It is designed specifically to broaden our geographic reach into areas outside NSW and South Australia. It is already proving successful with 70 per cent of dragondirect deposits new to the Bank. It is showing signs of being a good, cost effective way to attract new customers to the Bank.

Autobytel is another example. We formed a joint venture with the US-based autobytel.com in December 1999. It has an Internet site that allows car buyers to price both new and used cars, as well as to buy, lease, finance and insure their vehicles at competitive prices on-line. This alliance has the potential to expand our current automobile lending business. We see it as another good way of attracting new customers to the Bank.

We also bought five per cent of Virtual Communities for $18 million in January. Virtual Communities is one of Australia's largest computer on-sellers. It provides affordable computer and Internet packages to the broad community. It gives the middle 50 per cent of Australians – who previously couldn't afford it – the opportunity to join the information age and be players in the new economy. One reason our Virtual Communities partnership appealed, beyond its obvious economic benefits, is its very strong commitment to the community.

The Way Forward

So those are some aspects of our overall strategic intent. We believe that our horizon one potential is greater than other organisations. That is because of where we start from. We have more satisfied customers and more potential to increase sales volumes and non-interest income.

We also have a solid position in horizon two. Today that is lead by SEALCORP and our wealth management businesses but other strong business models are gradually joining it.

Our horizon three investments are still nascent. It is just too soon to see which might pay off.

One thing I want to emphasise about our long-term strategy is that it is just that, long term. Yes, we are strengthening our franchise, getting the basics in order, but we are also creating future value and opportunities.

Our focus is on remaining a strong and competitive player in the Australian financial services industry. As we do that I am absolutely committed to maintaining the historical values of the Bank. Our ongoing work through the St.George Foundation is just one example of this.

The Foundation, our charitable trust for young Australians, just had its tenth anniversary late last year. Over the past decade it has contributed over $4.1 million to charitable organisations across the country. The aim here is to help children "achieve their best".

We also sponsor a range of community-based projects such as the Red Shield Appeal and the Wesley Mission. We don't just target sponsorship that is particularly spectacular or high profile. We target programs that we see as vital to the health and well being of our community.

Being committed to the community is not just about putting money into programs. It is about what you do on a day-to-day basis as you go about your business. St.George for many years now, has followed a code of practice that promotes fairness in our dealings with the community.

We will continue as we have always done to provide student accounts with no fees. We will continue to provide special accounts for pensioners. In addition, we do not have a branch closure program, unlike some of our competitors.

This loyalty to the community is core to our identity. I assure you, we will stay true to it. That heritage is being combined though with financial discipline and a focus on developing innovative customer solutions and businesses with a better financial dynamic than traditional banking alone.

St.George Bank is at an exciting stage. We have returned our best ever Group earnings. Our redesign is ahead of schedule and is already delivering. We have market leading credit quality. We have delivered an increased dividend for two consecutive halves. We are on track to deliver more of the same.

What is personally satisfying is that we are in a different space to the majors and we are making it a serious commercial success. We chose a strategy modelled on and around our customers. We focussed on creating something that is different. We have stuck to it and we have worked hard to remain a real alternative in a sea of offerings in the market.

I am proud to be part of that and I thank you for your support as we build a prosperous future for St.George.

Ed O'Neal, Managing Director



Earn more income, pay less tax and improve overall investment returns.

Falling interest rates, while a bonus for home-owners with mortgages, have resulted in a dramatic drop in income for people relying on term deposits and other cash-based investments. We are regularly asked what can be done to boost personal income.

One strategy is to invest in good quality Australian shares paying a high level of franked dividends. Franked dividends are paid out of profits on which the company has already paid tax. Shareholders receiving these dividends can claim a tax benefit for the tax-paid proportion of the dividend.

Advance Funds Management offers an investment fund that specifically invests in the shares of Australian companies paying franked dividends. Called the Advance Imputation Fund, this Fund aims to provide investors with tax effective quarterly income by delivering high levels of fully franked dividends. The higher the level of franking credits, the greater the tax benefit to investors. For the last five years Advance Imputation Fund's franking level has averaged over 88% of fund income (far superior to other imputation funds, which have franking levels as low as 40%). Advance Imputation Fund also aims to provide capital growth that exceeds its benchmark (the S&P/ASX 200 Accumulation Index) over periods of five years or more. We have achieved this goal consistently since the Fund commenced in May 1986.

Let's look more closely at the Fund's returns compared with the Reserve Bank's reported term deposit rates.
For the year to 30 April 2001, the average interest rate paid on a one year term deposit was 4.05%. Over the same period, the Imputation Fund earned a total return of 23.93%. Admittedly this was a good year for the Fund, but the Imputation Fund has performed consistently better than term deposits over a long period. For example, over three years it earned an average of 11.08%pa, and over five years the average return was 13.96%pa.

Not only are these returns higher than term deposits, Imputation Fund investors retain a lot more of the income after tax because most of the return is fully franked.
As well as reducing the amount of tax investors pay on Fund income, excess franking credits can be used to reduce tax on other income. If an investor still has excess credits, recent changes mean that investors are entitled to a refund of the excess amount.

That's all a long way from 4.05%, and that's pretty good news for Advance investors.

To find out more about the Advance Imputation Fund contact your financial adviser or call our Investor Services team on 1800 819 935.

Investors wishing to join the Advance Imputation Fund (the Fund) should complete an application form attached to the offer document dated 1/12/2000 and lodged with ASIC. Advance Asset Management Limited ABN 98 002 538 329 (AAM) is a member of the St.George Group and is the proprietor of the Advance Funds Management business name. No member of the St.George Group guarantees the repayment of capital, the performance of the Fund or any particular rate of return. Performance figures assume reinvestment of income and are calculated after management fees and expenses, but before entry fees and tax. Past performance is not indicative of future performance. AAM has endeavoured to ensure that the information contained in this communication is accurate, but to the maximum extent permitted by law, disclaims liability for any errors or omissions. The information contained in this communication should not be taken as advice as it has not taken into account individual financial circumstances and objectives. No action should be taken on this information without consideration of your particular financial circumstances and objectives.

Virtual Communities Special Offer to St.George Bank Shareholders

Early this year, St.George announced a strategic alliance and investment in Virtual Communities, a Melbourne based PC, Internet and content provider. St.George and Virtual Communities are now extending a great deal to our shareholders. For a limited time, Virtual Communities can offer St.George Bank shareholders a package including an IBM computer*, 15 hours of Internet access per four week period, delivery and installation from $11.99 per week for a period of three and a half years. Further information on this and other packages can be obtained from Virtual Communities by calling them on 131 787 and mentioning that you are a St.George shareholder.

Virtual Communities has a unique business and sells its technology, financial services and telecommunications products through affinity groups such as the ACTU, Industry Superannuation Funds and the Catholic Church. In their first year, they achieved $50 million in sales and became the second largest consumer re-seller of PCs in Australia.

The Bank is now the primary provider of financial service products for promotion to Virtual Communities customers. Over time we intend to offer a range of value based financial services to Virtual Communities customers and through its extended affinity groups. A co-branded credit card was the first product to be launched and is being promoted to the Virtual Communities customer base and to key affinity groups.

St.George is also committed to making the benefits of technology and the Internet available to our shareholders, for everyday needs, for enhanced access to our financial products and services and so that we can communicate better with you about what is happening within the St.George Group.

*IBM Aptiva with 500MHz AMD processor, 64MB RAM, 10GB Hard Drive, 40x CD ROM and a 15" monitor.

Receive high returns and at-call access with a Portfolio Cash Management Account.

If you are looking for a high return on your investment, with at-call access to your funds, a St.George Portfolio Cash Management Account is an effective way to help you build your wealth.

As part of your investment portfolio, the Portfolio Cash Management Account is a secure way to build and diversify your wealth over time. On balances over $5,000, the Portfolio Cash Management Account offers a high interest rate, calculated daily on the full balance and paid monthly. You receive instant at-call access to your savings – and avoid having to wait the standard 1 to 2 days to withdraw funds required by some cash management accounts and trusts. Best of all, you have the choice of personal service at St.George branches or 24-hour* Phone and Internet Banking access to your account.

With unlimited free deposits, ATM and EFTPOS access worldwide, the convenience of using BPAY, and the capability to set up automatic regular payments, the Portfolio Cash Management Account provides you with all the benefits of a full service account. For added convenience, you can even request a chequebook.

To open a Portfolio Cash Management Account or for more information about our competitive interest rates, simply call 133 555 from 8am to 9pm (EST), drop into your nearest St.George branch, or visit www.stgeorge.com.au

*Subject to system availability and maintenance.

Money – The more you have, the more you can invest.

Astute investors understand that borrowing funds to invest significantly boosts the potential to create wealth. And so do we. At St.George Margin Lending we offer a flexible line of credit that you can secure against your existing St.George or other shares, managed funds or cash. Using a St.George Margin Lending facility you can potentially enjoy a highly tax effective, more diversified investment portfolio that's up to three times larger than you would otherwise have.

- NO application fees for individuals
- NO monthly account keeping fees
- NO loan stamp duty payable
- NO maximum loan
- ONE simple application
- NO income or assets test
- FAST loan approval 24-48 hours

Your existing investments are all you need. It's that simple.

✓ SHARES.
✓ MANAGED FUNDS.
✓ CASH.

If you would like to apply for a St.George Margin Lending facility, simply call us on 1300 302 360 between 9am and 6.00pm, Monday to Friday (EST) or speak with your financial adviser.

ASGARD – A solution to managing your time with investments.

ASGARD, a subsidiary of SEALCORP – an investment company owned by the St.George Group - is one of Australia's leading master funds. A master fund gives you access to a range of wholesale investment funds that may not otherwise be available to you. These wholesale funds generally have lower fees than retail funds and these discounts are passed on to you.

All transactions, including the buying and selling of investments and withdrawals, pass through ASGARD and you receive one comprehensive and consolidated report on the status of your Account.

More than 140,000 Australians have chosen ASGARD to coordinate the investment of their savings worth more than $9 billion. These investors can access over 30 investment managers and 190 individual Australian investment choices, whilst having the simplicity of one consolidated report. You can also access most shares listed on the Australian Stock Exchange and have the reporting for these consolidated with your other investments.

The ASGARD Accounts are designed to provide flexibility with their access to a broad range of investments covering the major asset classes of cash, fixed interest, property and shares. You retain control of where your money is invested and have the flexibility to switch between investment managers and products free of switching fees at any time. As an investor with ASGARD you would have access to:

- a wide range of superannuation and non-superannuation managed investments from which to choose
- the convenience of one Account
- a central point of contact for administrative queries
- consolidated reporting
- online access to Account information
- wholesale fees and discounts.

These features are all part of ASGARD's award-winning service.

Our commitment is to provide you with outstanding service. ASGARD enjoys the reputation as the leading service provider in investment solutions and will constantly strive to set and achieve new standards in service through investment choice, consolidated reporting and, of course, effective time management.

Contact your financial adviser for more information on ASGARD.

Disclosure: Offers to invest in the ASGARD Investment Funds Account, ASGARD Trustee Funds Account, ASGARD Superannuation Account, ASGARD Employee Superannuation Account or ASGARD Allocated Pension Account will be made in or accompanied by a copy of the current prospectus or Key Features Statement for that Account. Anyone wishing to invest will need to complete the application form that will be in or will accompany the relevant prospectus or Key Features Statement. Copies can be obtained from ASGARD or a financial adviser. ASGARD is a licensed dealer in securities.

Financial Calendar

8 June 2001	Ex-dividend trading for ordinary shares
15 June 2001	Record date for ordinary share dividend
29 June 2001	Payment of interim ordinary dividend
30 July 2001*	Ex-dividend trading for PRYMES
3 August 2001*	Record date for PRYMES dividend
20 August 2001*	Payment date for PRYMES dividend
30 September 2001	Financial year end
7 November 2001*	Final profit and ordinary dividend declared
26 November 2001*	Ex-dividend trading for ordinary shares
30 November 2001*	Record date for ordinary share dividend
14 December 2001*	Payment of final ordinary dividend
14 December 2001*	Annual General Meeting
31 January 2002*	Ex-dividend trading for PRYMES
6 February 2002*	Record date for PRYMES dividend
20 February 2002*	Payment date for PRYMES dividend
31 March 2002	Half-financial year end
7 May 2002*	Interim profit and ordinary dividend declared
12 June 2002*	Ex-dividend trading for ordinary shares
18 June 2002*	Record date for ordinary share dividend
02 July 2002*	Payment of interim ordinary dividend

* proposed dates only

View Your Shareholding On-Line

As part of the implementation of our new look Investor Information section on our website www.stgeorge.com.au you will be able to view extensive details regarding your St.George shareholding commencing in July 2001.

The Investor Information section offers shareholders a quick and convenient way of viewing details of their shareholding with St.George and includes such information as current shareholding, dividend payments and historical franking rates.

Shareholder Enquiries

All shareholder enquiries should be directed to the Bank's share registry:

Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000

Postal Address: GPO Box 7045
Sydney NSW 1115, Australia
Telephone: 1800 804 457
International: 61 3 9615 5970
Facsimile: 02 8234 5050

St.George Bank Limited ABN 92 055 513 070

Sell-Back Rights – Tax Ruling

As you may recall, St.George has applied to the Australian Tax Office (ATO) for an advance opinion on various aspects of holding and dealing in the Sell Back Rights (**the Ruling**). St.George has progressed discussions with the ATO in relation to the Ruling but has not yet received a written response from the ATO in relation to the Ruling. St. George will inform you of the ATO's written response once it is received. We will also publish details on our web-site www.stgeorge.com.au.

St.George is aware that shareholders will no doubt be wishing to complete and submit taxation returns for the 2000-2001 tax year in the very near future, and that the Ruling will be relevant to that exercise. We assure you that we are in regular communication with the ATO and will continue to be diligent in asking that the Ruling be completed as soon as possible.

St.George Bank Annual General Meeting 14 December 2001

The venue for this year's Annual General Meeting will be the Tumbalong Auditorium at the Sydney Convention and Exhibition Centre, Darling Harbour. Please read your Notice of Meeting (due in November 2001) carefully for details.

Change in Corporate Tax Rate

As at 1 July 2001 there will be a reduction in the company tax rate from 34% to 30%.

The reduction will require St.George to convert its franking account balance from 34% to 30% on 1 July 2001. St.George has decided to pay its dividend before 30 June 2001 and shareholders will consequently receive the benefit of higher imputation credits than would have applied if St.George paid its dividend as originally scheduled in July 2001.

st.george



st.george

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	390
Pages(Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**New Issue of Shares – Dividend Reinvestment Plan**
Date Sent:	2 July 2001
Bar Code:	

In reference to the dividend payment made to St.George Bank Shareholders on 29 June 2001, we advise that as a result of the Dividend Reinvestment Plan, 732,148 ordinary shares were issued on 29 July 2001 at an issue price of $15.52 per shares (subject to any minor adjustment which will be advised in our Application for Quotation). The new shares issued rank equally in all respects with other ordinary shares. The total amount of capital raised as a result of the DRP was $11,359,823.52.

Yours sincerely

Michael Bowan
General Counsel and Secretary

news release

5 July 2001
RE010701

ST GEORGE HOME LOANS HIT NEW PEAK IN APPROVALS

St.George Bank today announced it has set a new record for home loan sales during May and June, continuing an upward trend in home loans that began at the start of the year.

In May 2001, St.George exceeded its previous record (November 1999) for the value of home loan approvals processed during a month, by more than 40 per cent, having approved $1.6 billion worth of home loans. This is a significant increase on both the previous month and the corresponding period last year.

"We went to market with a deliberate campaign to attract customers to our suite of home loan products and these record figures are proof that this strategy is working," said St.George Managing Director, Ed O'Neal

"Although the St.George Head Start home loan was the focal point of the campaign, the majority of loans approved were in more profitable home loan products, including our Portfolio home equity loan. It is important to note that while we have increased our home loan approvals we have continued to maintain our stringent focus on credit quality."

The campaign also boosted cross sell opportunities for St.George, with customers taking the $1000 cash back offer in either a transaction or credit card product.

"Our figures for the month of June indicate this strong momentum in home loan approvals has been maintained," added Mr O'Neal.

ENDS

Further information: Adam Cooke, Corporate Relations, St.George Bank.
Tel (02) 9952 1247 or 0411 259 432.

st.george

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	392
Pages(Includes this page):	8
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**NEW ISSUE ANNOUNCEMENT**
Date Sent:	12 July 2001
Bar Code:	

Please find Appendix 3B attached.

Yours sincerely

Michael Bowan
General Counsel and Secretary

02 MAY 21 AM 10: 1

28Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

ST.GEORGE BANK LIMITED

ACN, ARBN or ARSN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	732,044 ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	$15.52
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Dividend Reinvestment Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	29/06/01

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
465,388,232	ordinary shares
3,000,000	PRYMES
174,965	8.5% unsecured capital notes
217,134	8.25% unsecured capital notes

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
492	Redeemable preference borrower share
228,687	Redeemable preference depositor share

10	Dividend policy (*in the case of a trust, distribution policy*) on the increased capital (interests)	To be treated in the sam manner as other quoted ordinary shares.

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41 Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

+ See chapter 19 for defined terms.

7

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 12 July 2001
Company Secretary

Print name: Michael Bowan

== == == == ==

+ See chapter 19 for defined terms.

WealthPoint LIMITED

st.george

2 August 2001

ST.GEORGE OFFER FOR WEALTHPOINT

St.George Bank and WealthPoint Ltd announced today they have entered into an agreement under which St.George offers to acquire the remaining 52 million (approx) ordinary WealthPoint shares on issue (not currently owned by St.George) at a price of $0.60 per share. A separate offer will be made to the option holders as set out in the attachment.

It is proposed the acquisition be completed by a Scheme of Arrangement. Subject to WealthPoint shareholder and Court approvals, WealthPoint will become a wholly owned subsidiary of the St.George Group, with its own management structure and Board.

WealthPoint's independent executive directors unanimously recommend the proposal to ordinary shareholders. They have indicated that, in the absence of a higher offer, it is the best alternative available to ordinary shareholders.

Managing Director of WealthPoint, Brett Sanders, said "Being part of the St.George Group will provide WealthPoint with the support necessary to focus more fully on our core business of providing personal wealth management services and tools.

"I believe the price offered to WealthPoint shareholders provides sound value and recognises their efforts and support in developing the business. This offer is significantly above the recent trading price reflecting the unique importance of the investment to the St.George Group."

CEO and Managing Director of St.George, Ed O'Neal, said "WealthPoint remains an important strategic investment for St.George. It provides infrastructure that supports both our internal and independent financial advisor networks and gives us the necessary tools to improve our cross-sell capabilities in this area. Additionally, WealthPoint is developing superior Internet enabled financial services tools that will strengthen our investment services businesses.

"This acquisition will allow St.George to fund the business more effectively, given the current market environment and will ensure the pace of development matches the needs of our Investment Services business strategy. St.George is well positioned to provide the ongoing financial support that WealthPoint needs to fully develop the business."

Mr O'Neal said St.George recognises the tremendous support and commitment of current WealthPoint staff and looks forward to continuing to work with them in the future.

St.George believes the offer of $0.60 to WealthPoint shareholders is a fair price, given the funding challenges that would confront the company if it were to remain independent. If the acquisition proceeds, the value of WealthPoint as a wholly owned subsidiary will be enhanced with a fully financed development program. St.George will review the valuation of its investment in WealthPoint as at 30 September 2001. This review will take account of the synergies that will be generated by the acquisition. It is expected that the acquisition of WealthPoint will not have a material impact on the St.George Group profit for the year ended 30 September 2001.

WealthPoint is a holding company for a number of subsidiary companies all involved in Financial Services, across a broad range of activities. This includes online wealth management systems, equity clearing and settlement, superannuation administration, equity and managed funds research and online investment discussion forums.

The acquisition is subject to certain conditions including WealthPoint shareholder and regulatory approvals, as set out in the St.George and WealthPoint Implementation Agreement. See the attachment for further details of the conditions which will apply.

WealthPoint will be sending to shareholders and option holders further information on the proposed acquisition, including the Scheme documentation, in the next few weeks.

ENDS

Further information: Adam Cooke, St.George Bank, (02) 9952 1247 or 0411 259 432.
Tony Robinson, WealthPoint Ltd (03) 9249 7502 or 0407 355 616

ATTACHMENT 1

Offer to Option Holders

The offer to Option Holders is conditional on approval by shareholders of the Scheme.

There are several series of options on issue by WealthPoint. These are not listed and have varying exercise prices, maturity dates and terms and conditions. Broadly, the offer for the options falls into two categories.

1. For options with an exercise price of less than $0.60, option holders are being offered intrinsic value – that is, the difference between the exercise price of their options and $0.60.
2. For options with an exercise price of $0.60 or higher, the offer is based on the Black-Scholes formula.
   Our offer for the relevant series are as follows:

Series	Offer Price per Option
$3.00	$0.02
$2.50	$0.004
$1.00	$0.07
$0.65	$0.17
$0.60	$0.09

The estimated value of the options to the WealthPoint option holders is approximately $1.3m.

Conditions to Acquisition

The principal conditions to which the acquisition is subject are:

- obtaining any necessary regulatory consents (in particular APRA)
- no material adverse change to WealthPoint's business which could reasonably be expected to create liabilities or result in a diminution in WealthPoint's assets in excess of $1 million
- no prescribed occurrence (being events broadly similar to those set out in section 652C of the Corporations Act) affecting WealthPoint.

WEALTHPOINT FACT SHEET

WealthPoint Ltd is a holding company for a number of subsidiary companies all involved in Financial Services, across a broad range of activities. The businesses within the WealthPoint group provide a unique set of services and intellectual property necessary for WealthPoint to deliver "whole of wealth" management solutions to intermediaries and investors.

- At the core of WealthPoint is WealthPoint Financial Services, a developer and supplier of web enabled wealth management infrastructure to institutions, intermediaries and investors. In creating this infrastructure, WealthPoint Financial Services uses services from across the rest of the WealthPoint Group to create a unique value proposition. WealthPoint Financial Services has a strong background in developing practice management systems for financial planners.
- Australian Clearing Services (ACS) is the leading supplier of agency and third party clearing services to Australian stockbrokers. One in 5 Australian stockbrokers use Australian Clearing Services.
- Bourse Data provides dynamic Australian and overseas equity market data to investors active in these markets. These services are provided via Bourse Data's powerful software applications and also via white labelled Internet sites.
- ASSIRT Research is a leading supplier of managed funds Ratings services and provides Australia's most timely and comprehensive fund data services. ASSIRT Research is used extensively by financial planners, the media and financial web sites.
- ASSIRT Equities Holdings (40 per cent owned) is an independent equity research house that is not involved in underwriting or secondary market trading and thus operates free of the influence such relationships can create. ASSIRT Equities provides Australia's most comprehensive range of equity research, covering the ASX 500.
- HotCopper is Australia's leading financial forum and caters specifically for active investors in the equity markets.
- Bourse Education has a unique set of audio visual training services for the equity market investor and is rapidly expanding this service to include managed funds and other forms of investment.
- QuickTrade is an online stockbroker providing fast, cost effective equity transaction services supported by detailed research.

news

release

st.george

ST.GEORGE RETURNS TO EUROMARKET

8 August 2001

St.George Bank today announces the launch in London of a US$250 million issue of Floating Rate Notes (FRNs) to Euromarket investors. The FRNs will mature in 3 years and were priced at an all-in margin of LIBOR plus 17 basis points.

Barclays Capital and UBS Warburg acted as Joint Lead Managers on the issue. This was St.George's first Euromarket issue since October 2000 and settlement will occur on August 20.

Media Contact: Jeff Sheehan, Chief Manager, Capital Markets
Tel: 02 9320 5510

st.george

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	395
Pages(Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**Primary STRYPES Receipts**
Date Sent:	10 August 2001
Bar Code:	

Subject to St.George's Offering Memorandum dated 21 May 1998, the Primary STRYPES receipts Exchange Date is 15 August 2001. Approximately 18,440,000 ordinary fully paid St.George Bank shares will be issued for the exchange on 14 August 2001 (the exact figure will be listed in our Application for Quotation). The shares will rank equally with other ordinary fully paid shares.

Yours sincerely

Michael Bowan
General Counsel and Secretary

news

release

st.george

ST.GEORGE INCREASES EUROMARKET ISSUE TO US$300 MILLION

15 August 2001
RE020801

St.George Bank Limited announces that it has increased its US$250 million issue of Floating Rate Notes (FRNs) launched in London on August 8. The issue has been increased by US$50 million to US$300 million following strong investor demand.

The FRNs will mature on August 20, 2004 and were priced at an all-in margin of LIBOR plus 17 basis points. Barclays Capital and UBS Warburg acted as Joint Lead Managers on the issue. Settlement will occur on August 20, 2001.

Media Contact: Jeff Sheehan, Chief Manager, Capital Markets
Tel: 02 9320 5510

news

release

16 August 2001
RE020801

TAXATION CONSEQUENCES OF SELL BACK RIGHTS

On 19 February 2001, St.George Bank Limited ("St.George") granted Sell Back Rights ("SBRs") for the benefit of registered shareholders as at 23 January 2001 ("Record Date Shareholders"). St.George had sought confirmation from the Australian Tax Office ("ATO") regarding the taxation consequences of the grant and subsequent dealings with SBRs prior to their issue.

Following lengthy and ongoing discussions, the ATO has informed St.George of its intention to issue a Class Ruling stating that Record Date Shareholders should include in their assessable income the market value of the SBRs to which they were entitled. This decision applies to all Record Date Shareholders, irrespective of whether or not the particular Record Date Shareholder applied to have SBRs transferred to them under the terms of the Information Memorandum.

In light of the decision of the ATO and in order to avoid penalties and interest under taxation laws, St.George recommends that all Record Date Shareholders include the market value of the SBRs in their assessable income for the year ended 30 June 2001.

St.George is sending a more detailed letter to shareholders next week. This will also be placed on St.George's website and gives information regarding:

- The amount of the market value of the Sell Back Rights; and
- How the amount should be disclosed in a shareholder's income tax return.

St.George strongly disagrees with the ATO's view and has taken legal advice as to the appropriate action necessary to contest its view and the anticipated Class Ruling on behalf of all Record Date Shareholders. Our current intention is to continue to contest the ATO's view, in court if necessary, while ever there is perceived to be a strong prospect of obtaining a benefit for our shareholders.

St.George will keep Record Date Shareholders informed of any future developments on its website at www.stgeorge.com.au and in its regular communications to shareholders.

ENDS

For more information contact: St.George Corporate Relations Ph 02 9952 1247.

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	398
Pages(Includes this page):	24
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**Taxation Consequences of Sell Back Rights**
Date Sent:	22 August 2001
Bar Code:	

I refer to our News Release dated 16 August 2001 and attach the letter to shareholders referred to therein with attachments that we are in the process of mailing to our shareholders.

Yours sincerely

Michael Bowan
General Counsel and Secretary

02 MAY 21 AM 10: 2?

st.george

St.George Bank Limited
ABN 92 055 513 070

All correspondence and enquiries to:
Computershare Investor Services Pty Limited
GPO Box 7045
Sydney NSW 1115 Australia
Telephone 1800 804 457
International 61 3 9615 5970
Facsimile 61 2 8234 5050

20 August 2001

Dear Shareholder

TAXATION CONSEQUENCES OF SELL BACK RIGHTS

On 19 February 2001, St.George Bank Limited ("St.George") granted Sell Back Rights ("SBRs") to registered shareholders as at 23 January 2001 ("Record Date Shareholders"). As you may recall from our Shareholder Newsletter, June 2001, St.George had sought confirmation from the Australian Tax Office ("ATO") regarding the taxation consequences of the grant and subsequent dealings with SBRs prior to their issue.

Since then, St.George has had lengthy discussions with the ATO. The ATO has now informed us of its intention to issue a Class Ruling stating that Record Date Shareholders should include in their assessable income the market value of the SBRs to which they were entitled. **This decision applies to all Record Date Shareholders, irrespective of whether or not the particular Record Date Shareholder applied to have SBRs transferred to them under the terms of the Information Memorandum.**

In light of the decision of the ATO and in order to avoid penalties and interest under taxation laws, St.George recommends that Record Date Shareholders should include the market value of the SBRs on their date of grant in their assessable income for the year ended 30 June 2001. This amount is in addition to any capital gain you may have made in dealing with the SBRs. More detailed information is contained in the information package which is enclosed with this letter.

Please note that if no amount is included in a Record Date Shareholder's assessable income in the 2001 income tax return, the shareholder could incur penalties, including an interest charge, if the ATO's advice is ultimately proven to be correct.

St.George strongly disagrees with the ATO's view and has taken legal advice as to the appropriate action necessary to contest its view and the anticipated Class Ruling on behalf of all Record Date Shareholders. Our current intention is to continue to contest the ATO's view, in Court if necessary, while ever there is perceived to be a strong prospect of overturning its view.

St.George will keep Record Date Shareholders informed of any future developments on its website at **www.stgeorge.com.au** and in its regular communications to shareholders. Any enquiries should be forwarded to Computershare Investor Services on 1800 804 457.

Yours faithfully

Frank J Conroy
Chair

0483 - V2

St.George Bank Limited
ABN 92 055 513 070

SELL BACK RIGHTS

TAX RETURN DISCLOSURE

This tax return disclosure is for Record Date Shareholders who had their Sell Back Rights <u>TRANSFERRED</u> to them.

1. GENERAL

If you were a shareholder in St.George Bank Limited on 23 January 2001 (Record Date Shareholders) and you were entitled to Sell Back Rights, a recent decision by the Australian Taxation Office (ATO) will affect you. A Media Release was sent to the Australian Stock Exchange on 16 August 2001, the contents of which are outlined in the enclosed letter addressed to you by the Bank's Chair.

This document explains:

- The ATO decision;
- Actions taken by St.George in response to that decision;
- What you may do as a result of the decision;
- How you should complete your income tax return for the 2000/2001 year for the Sell Back Rights;
- What to do if you have already lodged your income tax return for the 2000/2001 year;
- How to object against your assessment; and
- When you must object against your assessment.

2. ATO DECISION

The ATO has decided that the value of the Sell Back Rights granted to you is assessable to tax as ordinary income (not as a capital gain). The value of the Sell Back Right at the date of grant has been agreed at $1.89 per Sell Back Right. **This applies to all Record Date Shareholders.**

In addition to the $1.89 per Sell Back Right that the ATO requires you to include as ordinary income, one of the following scenarios will also apply to you for the purpose of the Buy-Back. If you elected to have the Sell Back Rights transferred to you and:

a) If you **sold** your Sell Back Rights, the difference between what you received and the value of the Sell Back Right on grant date is a capital gain or a capital loss (depending on whether the amount you received was greater or less than $1.89 per Sell Back Right); or

b) If you **did not exercise or sell** the Sell Back Rights which you elected to have transferred to you, you will have made a capital gain of $1.23 per Sell Back Right when those Sell Back Rights were acquired from you by Credit Suisse First Boston; or

c) If you **exercised** your Sell Back Rights and sold shares back to St.George you would have made either:

(i) A capital gain if the buy-back consideration of $16.50 per share exceeded your previous cost base (or indexed cost base, as applicable) **plus** $1.89 per share; or

(ii) A capital loss if the buy-back consideration of $16.50 per share was less than your previous cost base **plus** $1.89 per share.

Note: *In general, if the share had been held for more than one year and the shareholder is an individual, only 50% of the capital gain will be assessable.*

3. ST.GEORGE'S RESPONSE

St.George and the ATO had lengthy discussions before the ATO reached the decision described above.

St.George strongly disagrees with the ATO's view and has taken legal advice as to the appropriate action necessary to contest its view and the anticipated Class Ruling on behalf of all Record Date Shareholders. Our current intention is to continue to contest the ATO's view, in court if necessary, while ever there is perceived to be a strong prospect of obtaining a benefit for our shareholders.

We have set out below our recommendations as to what you should do in response to the ATO decision. You may, however, wish to consult with your tax adviser in relation to this matter.

4. WHAT WE RECOMMEND YOU SHOULD DO

St.George recommends that you should:

- Include in your 2000/2001 tax return as income the value of the Sell Back Rights granted to you. The value of the Sell Back Right at the date of grant has been agreed at $1.89 per Sell Back Right.
- Include in your 2000/2001 tax return a capital gain or capital loss as set out in Section 2 above, depending on how you dealt with your Sell Back Rights.
- Inform the ATO of your intention to object against the inclusion of $1.89 per Sell Back Right in your tax return as assessable income.

If you follow these steps and lodge your 2000/2001 income tax return within the time periods allowed you should not incur any interest or penalties in relation to this matter. If you decide that you will not include the value of the Sell Back Rights as income, you may be subject to interest and penalty charges.

5. HOW TO COMPLETE YOUR 2000/2001 INCOME TAX RETURN

- The amount equal to the value of the Sell Back Rights granted to you should be included in Question 22 of the Supplementary Section to the Taxpack entitled "Other Income" (The relevant amount of income to be inserted is set out in the 3rd paragraph of **Sample Letter "A4"** attached).
- Your capital gain or loss should be included in Question 17 of the Supplementary Section to the Taxpack entitled "Capital Gains".
- We recommend that you notify the ATO of your intention to object in due course. If you wish to do this, you should use **Sample Letter "A4"** (attached).

6. IF YOU HAVE ALREADY LODGED YOUR 2000/2001 INCOME TAX RETURN

(a) And Have Not Included any Amount

If you have already lodged your 2000/2001 income tax return and you have not included any amount as income for the value of the Sell Back Rights, or as a capital gain on their disposal, we recommend that you take one of the following steps:

i. If you elected to have the Sell Back Rights transferred to you and you subsequently **sold** them, we recommend that you notify the ATO of your position using **Sample Letter "A1".** Please refer back to Section 2 for insertion of the correct amount of your capital gain in the [] square brackets provided.

ii. If you elected to have the Sell Back Rights transferred to you and you then elected to **exercise** your Sell-Back Rights (sold shares back to St.George), we recommend that you notify the ATO of your position using **Sample Letter "A1".** Please refer back to Section 2 for insertion of the correct amount of your capital gain in the [] square brackets provided.

iii. If you elected to have the Sell Back Rights transferred to you and you **did not exercise or sell** them on the Australian Stock Exchange, we recommend that you notify the ATO of your position using **Sample Letter "A2".**

(b) And Have Included an Amount

If you have already lodged your 2000/2001 income tax return, we recommend that you notify the ATO of your position using **Sample Letter "A3".** Please refer back to Section 2 for insertion of the correct amount of your capital gain in the [] square brackets provided.

7. HOW TO OBJECT AGAINST YOUR ASSESSMENT

In order to take advantage of any Court decision which may be made in favour of shareholders, you must object against your assessment for the 2000/2001 year. You cannot object against your assessment if you have not included in your return the value of the Sell Back Rights granted to you.

A taxpayer has only one chance to object against an assessment. Before lodging an objection you should consider whether there are any other aspects of your assessment you can legitimately object against. If other grounds exist, you should consult with your tax adviser as to the way in which you should object against all grounds.

By completing the attached Sample Letters, you are notifying the ATO that you intend to object against your assessment.

If your Sell Back Rights is the only ground against which you can object you should complete the sample objection and lodge it with the Taxation Office which issued your assessment.

8. WHEN YOU MUST OBJECT AGAINST YOUR ASSESSMENT

The time limit for lodging an objection to your assessment is generally either two or four years from the original assessment, depending upon the tax attributes of the particular Record Date Shareholder involved.

* * * * * * *

WHERE TO LODGE YOUR TAX RETURN

Please refer to page 117 of the Taxpack 2001.

With the address on the Sample Letters there is no need to replace the words **"In Your Capital City"** due to an arrangement between the ATO and Australia Post.

St.George will update the website www.stgeorge.com.au as further developments occur.

A1

The Deputy Commissioner of Taxation
GPO Box 9845
In Your Capital City

Dear Sir

St.George Bank Limited
Sell Back Rights
Request to Amend 2000/2001 Income Tax Return

I was a shareholder in St.George Bank Limited ("SGB") on 23 January 2001.

All shareholders in SGB on that date were granted Sell Back Rights which enabled them to participate in a share buy-back by SGB.

As a result of the Media Release to the Australian Stock Exchange by SGB dated 16 August 2001, I should have included as income the amount of $1.89 per Sell Back Right granted in my tax return for the year ended on 30 June 2001 (2000/2001 Tax Return). However, I had lodged my 2000/2001 Tax Return before I became aware of the Media Release. I request that you amend my 2000/2001 Tax Return by including the amount of $[XX.XX] as Other Income.

In addition, I should have included as a capital gain (loss) the amount of [$______________] in my 2000/2001 Tax Return. I request that you amend my 2000/2001 Tax Return by including the amount of $[______________] as a Capital Gain (loss).

I will be objecting against the inclusion of $1.89 per Sell Back Right in my assessable income, as I do not consider that the amount is income, or made assessable income by any provision of the Income Tax Assessment Act 1936 or the Income Tax Assessment Act 1997.

Yours faithfully

Signature of Shareholder: ______________________

Tax File Number: ______________________

001063 - V4

A2

The Deputy Commissioner of Taxation
GPO Box 9845
In Your Capital City

Dear Sir

St.George Bank Limited
Sell Back Rights
Request to Amend 2000/2001 Income Tax Return

I was a shareholder in St.George Bank Limited ("SGB") on 23 January 2001.

All shareholders in SGB on that date were granted Sell Back Rights which enabled them to participate in a share buy-back by SGB.

As a result of the Media Release to the Australian Stock Exchange by SGB dated 16 August 2001, I should have included as income the amount of $1.89 per Sell Back Right granted in my tax return for the year ended on 30 June 2001 (2000/2001 Tax Return). However, I had lodged my 2000/2001 Tax Return before I became aware of the Media Release. I request that you amend my 2000/2001 Tax Return by including the amount of $[XX.XX] as Other Income.

In addition, I should have included as a capital gain the amount of $1.23 per Sell Back Right granted in my tax return for the year ended on 30 June 2001. I request that you amend my 2000/2001 Tax Return by including the amount of $[XX.XX] as Capital Gain.

I will be objecting against the inclusion of $1.89 per Sell Back Right in my assessable income, as I do not consider that the amount is income, or made assessable income by any provision of the Income Tax Assessment Act 1936 or the Income Tax Assessment Act 1997.

Yours faithfully

Signature of Shareholder: ______________________

Tax File Number: ______________________

A3

The Deputy Commissioner of Taxation
GPO Box 9845
In Your Capital City

Dear Sir

St.George Bank Limited
Sell Back Rights
Request to Amend 2000/2001 Income Tax Return

I was a shareholder in St.George Bank Limited ("SGB") on 23 January 2001.

All shareholders in SGB on that date were granted Sell Back Rights which enabled them to participate in a share buy-back by SGB.

As a result of the Media Release to the Australian Stock Exchange by SGB dated 16 August 2001, I should have included as income the amount of $1.89 per Sell Back Right granted in my tax return for the year ended on 30 June 2001 (2000/2001 Tax Return). However, I had lodged my 2000/2001 Tax Return before I became aware of the Media Release. I request that you amend my 2000/2001 Tax Return by:

- Excluding the amount of $[______________] as Other Income*; and
- Excluding the amount of $[______________] as Capital Gain (loss)*; and
- Including the amount of [$XX.XX] as Other Income; and
- Including the amount of $[______________] as a Capital Gain (loss).

I will be objecting against the inclusion of $1.89 per Sell Back Right in my assessable income, as I do not consider that the amount is income, or made assessable income by any provision of the Income Tax Assessment Act 1936 or the Income Tax Assessment Act 1997.

Yours faithfully

Signature of Shareholder: ______________________

Tax File Number: ______________________

* *Include/Delete as appropriate.*

001063 - V3

A4

The Deputy Commissioner of Taxation
GPO Box 9845
In Your Capital City

Dear Sir

St.George Bank Limited
Sell Back Rights

I was a shareholder in St.George Bank Limited ("SGB") on 23 January 2001.

All shareholders in SGB on that date were granted Sell Back Rights which enabled them to participate in a share buy-back by SGB.

As a result of the Media Release dated 16 August 2001, I have included as income the amount of $[XX.XX] in my tax return for the year ended on 30 June 2001.

I will be objecting against the inclusion of $1.89 per Sell Back Right as assessable income, as I do not consider that the amount is income, or made assessable income by any provision of the Income Tax Assessment Act 1936 or the Income Tax Assessment Act 1997.

Yours faithfully

Signature of Shareholder: ____________________________

Tax File Number: ____________________________

st.george

St.George Bank Limited
ABN 92 055 513 070

SELL BACK RIGHTS

TAX RETURN DISCLOSURE

This tax return disclosure is for Record Date Shareholders who DID NOTHING with their Sell Back Rights ie. did not elect to exercise them or have them transferred.

1. GENERAL

If you were a shareholder in St.George Bank Limited on 23 January 2001 (Record Date Shareholders) and you were entitled to Sell Back Rights, a recent decision by the Australian Taxation Office (ATO) will affect you. A Media Release was sent to the Australian Stock Exchange on 16 August 2001, the contents of which are outlined in the enclosed letter addressed to you by the Bank's Chair.

This document explains:

- The ATO decision;
- Actions taken by St.George in response to that decision;
- What you may do as a result of the decision;
- How you should complete your income tax return for the 2000/2001 year for the Sell Back Rights;
- What to do if you have already lodged your income tax return for the 2000/2001 year;
- How to object against your assessment; and
- When you must object against your assessment.

2. ATO DECISION

The ATO has decided that the value of the Sell Back Rights granted to you is assessable to tax as ordinary income (not as a capital gain). The value of the Sell Back Right at the date of grant has been agreed at $1.89 per Sell Back Right. **This applies to all Record Date Shareholders.**

As you did nothing (did not apply to take-up or exercise your Sell Back Rights) and your Sell Back Rights were sold on your behalf by St.George Custodial Pty Limited to Credit Suisse First Boston, you will need to include a capital gain of **$0.23** per Sell Back Right. This is **in addition** to the **$1.89** per Sell Back Right that the ATO requires you to include as ordinary income.

3. ST.GEORGE'S RESPONSE

St.George and the ATO had lengthy discussions before the ATO reached the decision described above.

St.George strongly disagrees with the ATO's view and has taken legal advice as to the appropriate action necessary to contest its view and the anticipated Class Ruling on behalf of all Record Date Shareholders. Our current intention is to continue to contest the ATO's view, in Court if necessary, while ever there is perceived to be a strong prospect of obtaining a benefit for our shareholders.

We have set out below our recommendations as to what you should do in response to the ATO decision. You may, however, wish to consult with your tax adviser in relation to this matter.

4. WHAT WE RECOMMEND YOU SHOULD DO

St.George recommends that you should:

- Include in your 2000/2001 tax return as income the value of the Sell Back Rights granted to you. The value of the Sell Back Right at the date of grant has been agreed at $1.89 per Sell Back Right.
- Include in your 2000/2001 tax return a capital gain of $0.23 per Sell Back Right.
- Inform the ATO of your intention to object against the inclusion of $1.89 per Sell Back Right in your tax return as assessable income.

If you follow these steps and lodge your 2000/2001 income tax return within the time periods allowed you should not incur any interest or penalties in relation to this matter. If you decide that you will not include the value of the Sell Back Rights as income, you may be subject to interest and penalty charges.

5. HOW TO COMPLETE YOUR 2000/2001 INCOME TAX RETURN

- The amount equal to the value of the Sell Back Rights granted to you should be included in Question 22 of the Supplementary Section to the Taxpack entitled "Other Income".

- Your capital gain should be included in Question 17 of the Supplementary Section to the Taxpack entitled "Capital Gains".

- The figures you should include in your tax return for Question 22 and Question 17 have been provided for you in **Attachment "B4".**

- We recommend that you notify the ATO of your intention to object in due course. If you wish to do this, you should use **Sample Letter "B3"** (attached).

- OR -

6. IF YOU HAVE ALREADY LODGED YOUR 2000/2001 INCOME TAX RETURN

(a) And Have Not Included any Amount

If you have already lodged your 2000/2001 income tax return and you have not included any amount as income for the value of the Sell Back Rights, or as capital gain on their disposal, we recommend that you notify the ATO of your position using **Sample Letter "B1".**

- OR -

(b) And Have Included an Amount

If you have already lodged your 2000/2001 income tax return, and have included an amount as income and/or a capital gain, we recommend that you notify the ATO of your position using **Sample Letter "B2".** You will need to insert the amount you have already included in your tax return as assessable income and/or a capital gain in the [ ] square brackets provided.

7. HOW TO OBJECT AGAINST YOUR ASSESSMENT

In order to take advantage of any Court decision which may be made in favour of shareholders, you must object against your assessment for the 2000/2001 year. You cannot object against your assessment if you have not included in your return the value of the Sell Back Rights granted to you.

A taxpayer has only one chance to object against an assessment. Before lodging an objection you should consider whether there are any other aspects of your assessment you can legitimately object against. If other grounds exist, you should consult with your tax adviser as to the way in which you should object against all grounds.

By completing the attached Sample forms, you are notifying the ATO that you intend to object against your assessment.

If, in due course, St.George is able to obtain a more favourable outcome for its shareholders, and it is appropriate for an objection to be lodged, we will inform you and provide the necessary documentation to do so.

8. WHEN YOU MUST OBJECT AGAINST YOUR ASSESSMENT

The time limit for lodging an objection to your assessment is generally either two or four years from the original assessment, depending upon the tax attributes of the particular Record Date Shareholder involved.

*   *   *   *   *   *   *

WHERE TO LODGE YOUR TAX RETURN

Please refer to page 117 of the Taxpack 2001.

With the address on the Sample Letters there is no need to replace the words **"In Your Capital City"** due to an arrangement between the ATO and Australia Post.

St.George will update the website www.stgeorge.com.au as further developments occur.

B1

The Deputy Commissioner of Taxation
GPO Box 9845
In Your Capital City

Dear Sir

St.George Bank Limited
Sell Back Rights
Request to Amend 2000/2001 Income Tax Return

I was a shareholder in St.George Bank Limited ("SGB") on 23 January 2001.

All shareholders in SGB on that date were granted Sell Back Rights which enabled them to participate in a share buy-back by SGB.

As a result of the Media Release to the Australian Stock Exchange by SGB dated 16 August 2001, I should have included as income the amount of $1.89 per Sell Back Right granted in my tax return for the year ended on 30 June 2001 (2000/2001 Tax Return). I request that you amend my 2000/2001 Tax Return by including the amount of $X.XX as Other Income.

In addition, I should have included as a capital gain the amount of $0.23 per Sell Back Right granted in my 2000/2001 Tax Return. However, I had lodged my 2000/2001 Tax Return before I became aware of the Media Release. I request that you amend my 2000/2001 Tax Return by including the amount of $X.XX as Capital Gain.

I will be objecting against the inclusion of $1.89 per Sell Back Right in my assessable income, as I do not consider that the amount is income, or made assessable income by any provision of the Income Tax Assessment Act 1936 or the Income Tax Assessment Act 1997.

Yours faithfully

Signature of Shareholder(s): ______________________

Tax File Number(s): ______________________

000483 - V4

DL000483 RUN_001A/000001/000004

B2

The Deputy Commissioner of Taxation
GPO Box 9845
In Your Capital City

Dear Sir

St.George Bank Limited
Sell Back Rights
Request to Amend 2000/2001 Income Tax Return

I was a shareholder in St.George Bank Limited ("SGB") on 23 January 2001.

All shareholders in SGB on that date were granted Sell Back Rights which enabled them to participate in a share buy-back by SGB.

Given the uncertainty that existed at the time I prepared my tax return for the year ended 30 June 2001(2000/2001 Tax Return) in relation to the tax treatment of the Sell Back Rights, I have included as income the amount of $[____________]* and as capital gain the amount of $[____________]* for my Sell Back Rights in my 2000/2001 Tax Return. However, I had lodged my Tax Return before I became aware of the Media Release. I request that you amend my 2000/2001 Tax Return by:

- Excluding the amount of $[____________] as Other Income*; and
- Excluding the amount of $[____________] as Capital Gain*; and
- Including the amount of $X.XX as Other Income; and
- Including the amount of $X.XX as Capital Gain.

I will be objecting against the inclusion of $1.89 per Sell Back Right in my assessable income, as I do not consider that the amount is income, or made assessable income by any provision of the Income Tax Assessment Act 1936 or the Income Tax Assessment Act 1997.

Yours faithfully

Signature of Shareholder(s): ______________________________

Tax File Number(s): ____________________________________

* *Include/delete as appropriate.*

B3

The Deputy Commissioner of Taxation
GPO Box 9845
In Your Capital City

Dear Sir

St.George Bank Limited
Sell Back Rights

I was a shareholder in St.George Bank Limited ("SGB") on 23 January 2001.

All shareholders in SGB on that date were granted Sell Back Rights which enabled them to participate in a share buy-back by SGB.

As a result of the Media Release dated 16 August 2001, I have included as income the amount of $X.XX in my tax return for the year ended on 30 June 2001.

I will be objecting against the inclusion of $1.89 per Sell Back Right as assessable income, as I do not consider that the amount is income, or made assessable income by any provision of the Income Tax Assessment Act 1936 or the Income Tax Assessment Act 1997.

Yours faithfully

Signature of Shareholder(s): ______________________________

Tax File Number(s): ______________________________

Attachment - B4

Completion of Your 2000/2001 Income Tax Return

Question 22 (Other Income) – The amount equal to the value of the Sell Back Rights granted to you is: $X.XX.

Question 17 (Capital Gains) - Your capital gain to be included is: $X.XX.

Both Question 22 and Question 17 are found in the Supplementary Section to the Taxpack.

st.george

St.George Bank Limited
ABN 92 055 513 070

SELL BACK RIGHTS

TAX RETURN DISCLOSURE

This tax return disclosure is for Record Date Shareholders who EXERCISED their Sell Back Rights (ie. sold shares back to St.George).

1. GENERAL

If you were a shareholder in St.George Bank Limited on 23 January 2001 (Record Date Shareholders) and you were entitled to Sell Back Rights, a recent decision by the Australian Taxation Office (ATO) will affect you. A Media Release was sent to the Australian Stock Exchange on 16 August 2001, the contents of which are outlined in the enclosed letter addressed to you by the Bank's Chair.

This document explains:

- The ATO decision;
- Actions taken by St.George in response to that decision;
- What you may do as a result of the decision;
- How you should complete your income tax return for the 2000/2001 year for the Sell Back Rights;
- What to do if you have already lodged your income tax return for the 2000/2001 year;
- How to object against your assessment; and
- When you must object against your assessment.

2. ATO DECISION

The ATO has decided that the value of the Sell Back Rights granted to you is assessable to tax as ordinary income (not as a capital gain). The value of the Sell Back Right at the date of grant has been agreed at $1.89 per Sell Back Right. **This applies to all Record Date Shareholders.**

In addition to the $1.89 per Sell Back Right that the ATO requires you to include as ordinary income, you would have made either:

a) A capital gain if the buy-back consideration of $16.50 per share exceeded your previous cost base (or indexed cost base, as applicable) **plus** $1.89 per share; or

b) A capital loss if the buy-back consideration of $16.50 per share was less than your previous cost base **plus** $1.89 per share.

<u>Note</u>: *In general, if the share had been held for more than one year and the shareholder is an individual, only 50% of the capital gain will be assessable.*

3. ST.GEORGE'S RESPONSE

St.George and the ATO had lengthy discussions before the ATO reached the decision described above.

St.George strongly disagrees with the ATO's view and has taken legal advice as to the appropriate action necessary to contest its view and the anticipated Class Ruling on behalf of all Record Date Shareholders. Our current intention is to continue to contest the ATO's view, in Court if necessary, while ever there is perceived to be a strong prospect of obtaining a benefit for our shareholders.

We have set out below our recommendations as to what you should do in response to the ATO decision. You may, however, wish to consult with your tax adviser in relation to this matter.

4. WHAT WE RECOMMEND YOU SHOULD DO

St.George recommends that you should:

- Include in your 2000/2001 tax return as income the value of the Sell Back Rights granted to you. <u>The value of the Sell Back Right at the date of grant has been agreed at $1.89 per Sell Back Right.</u>

- Include in your 2000/2001 tax return a capital gain or capital loss as set out in Section 2 above.

- Inform the ATO of your intention to object against the inclusion of $1.89 per Sell Back Right in your tax return as assessable income.

If you follow these steps and lodge your 2000/2001 Income Tax Return within the time periods allowed you should not incur any interest or penalties in relation to this matter. If you decide that you will not include the value of the Sell Back Rights as income, you may be subject to interest and penalty charges.

5. HOW TO COMPLETE YOUR 2000/2001 INCOME TAX RETURN

- The amount equal to the value of the Sell Back Rights granted to you should be included in Question 22 of the Supplementary Section to the Taxpack entitled "Other Income". (The relevant amount of income to be inserted is set out in the 3rd paragraph of **Sample Letter "C2"** attached).

- Your capital gain or capital loss should be included in Question 17 of the Supplementary Section to the Taxpack entitled "Capital Gains".

- We recommend that you notify the ATO of your intention to object in due course. If you wish to do this, you should use **Sample Letter "C2"** (attached).

- OR -

6. IF YOU HAVE ALREADY LODGED YOUR 2000/2001 INCOME TAX RETURN

If you have already lodged your 2000/2001 Income Tax Return, we recommend that you notify the ATO of your position using **Sample Letter "C1"**. Please refer back to Section 2 for completion of the [] square brackets with regard to your capital gain or capital loss.

7. HOW TO OBJECT AGAINST YOUR ASSESSMENT

In order to take advantage of any Court decision which may be made in favour of shareholders, you must object against your assessment for the 2000/2001 year. You cannot object against your assessment if you have not included in your return the value of the Sell Back Rights granted to you.

A taxpayer has only one chance to object against an assessment. Before lodging an objection you should consider whether there are any other aspects of your assessment you can legitimately object against. If other grounds exist, you should consult with your tax adviser as to the way in which you should object against all grounds.

By completing the attached Sample Letters, you are notifying the ATO that you intend to object against your assessment.

If, in due course, St.George is able to obtain a more favourable outcome for its shareholders, and it is appropriate for an objection to be lodged, we will inform you and provide the necessary documentation to do so.

8. WHEN YOU MUST OBJECT AGAINST YOUR ASSESSMENT

The time limit for lodging an objection to your assessment is generally either two or four years from the original assessment, depending upon the tax attributes of the particular Record Date Shareholder involved.

* * * * * * *

WHERE TO LODGE YOUR TAX RETURN

Please refer to page 117 of the Taxpack 2001.

With the address on the Sample Letters there is no need to replace the words **"In Your Capital City"** due to an arrangement between the ATO and Australia Post.

St.George will update the website www.stgeorge.com.au as further developments occur.

C1

The Deputy Commissioner of Taxation
GPO Box 9845
In Your Capital City

Dear Sir

St.George Bank Limited
Sell Back Rights
Request to Amend 2000/2001 Income Tax Return

I was a shareholder in St.George Bank Limited ("SGB") on 23 January 2001.

All shareholders in SGB on that date were granted Sell Back Rights which enabled them to participate in a share buy-back by SGB.

As a result of the Media Release to the Australian Stock Exchange by SGB dated 16 August 2001, I should have included as income the amount of $1.89 per Sell Back Right granted in my tax return for the year ended on 30 June 2001 (2000/2001 Tax Return). However, I had lodged my 2000/2001 Tax Return before I became aware of the Media Release. I request that you amend my 2000/2001 Tax Return by:

- Excluding the amount of [______________] as Other Income*; and
- Excluding the amount of [______________] as Capital Gain (loss)*; and
- Including the amount of $[XX.XX] as Other Income; and
- Including the amount of [______________] as a Capital Gain (loss).

I will be objecting against the inclusion of $1.89 per Sell Back Right in my assessable income, as I do not consider that the amount is income, or made assessable income by any provision of the Income Tax Assessment Act 1936 or the Income Tax Assessment Act 1997.

Yours faithfully

Signature of Shareholder: ______________________

Tax File Number: ______________________

* *Include/delete as appropriate.*

001055 - V4

C2

The Deputy Commissioner of Taxation
GPO Box 9845
In Your Capital City

Dear Sir

St.George Bank Limited
Sell Back Rights

I was a shareholder in St.George Bank Limited ("SGB") on 23 January 2001.

All shareholders in SGB on that date were granted Sell Back Rights which enabled them to participate in a share buy-back by SGB.

As a result of the Media Release dated 16 August 2001, I have included as income the amount of $[XX.XX] in my tax return for the year ended on 30 June 2001.

I will be objecting against the inclusion of $1.89 per Sell Back Right as assessable income, as I do not consider that the amount is income, or made assessable income by any provision of the Income Tax Assessment Act 1936 or the Income Tax Assessment Act 1997.

Yours faithfully

Signature of Shareholder: ______________________________

Tax File Number: ______________________________

st.george

To: *Companies Announcements*
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	399
Pages(Includes this page):	8
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**New Issue Announcement**
Date Sent:	24 August 2001
Bar Code:	

Please find Appendix 3B attached.

Yours sincerely

Michael Bowan
General Counsel and Secretary

28Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

ST.GEORGE BANK LIMITED

ACN, ARBN or ARSN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	18,439,298 ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	$13.9861
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Primary STRYPES receipts exchange into ordinary St.George Bank shares.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	15 August 2001

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
483,827,530	ordinary shares
3,000,000	PRYMES
174,965	8.5% unsecured capital notes
217,134	8.25% unsecured capital notes

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
492	Redeemable preference borrower share
228,687	Redeemable preference depositor share

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	To be treated in the sam manner as other quoted ordinary shares.

+ See chapter 19 for defined terms.

4

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents *Note: Security holders must be told how their entitlements are to be dealt with.* *Cross reference: rule 7.7.*	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35	☐	The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders
36	☐	A distribution schedule of the additional +securities setting out the number of holders in the categories 1 - 1,000 1,001 - 5,000 5,001 - 10,000 10,001 - 100,000 100,001 and over
37	☐	A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

+ See chapter 19 for defined terms.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 24 August 2001
Company Secretary

Print name: Michael Bowan

== == == == ==

+ See chapter 19 for defined terms.

news release

31 August 2001
RE050801

ST.GEORGE AND BANKWEST END MERGER DISCUSSIONS

St.George Bank Limited today announced it has ceased talks concerning a possible merger with BankWest.

St.George Managing Director and CEO, Ed O'Neal said "While BankWest is an excellent company, we were unable to structure a transaction that was sufficiently attractive to both sets of shareholders.

"The BankWest transaction had the potential to augment our current strategy and gave us the opportunity to capitalise on our regional success in South Australia, through BankSA.
Over recent weeks we have fully explored the potential opportunities that may result from a merger between our two companies and although these opportunities provided some significant benefits they were not extensive enough to warrant us continuing these discussions.

"It is important to note, however, that St.George's organic growth strategy continues to provide very strong earnings momentum. This is driven by a focus on growth in our chosen markets and in maintaining our position as a genuine alternative to the Big Four banks," Mr O'Neal said.

St.George's Best Bank redesign, an important part of the Bank's growth strategy, is already delivering significant results through enhanced shareholder value and return on equity. The redesign, due to be completed in September this year, will have achieved process and efficiency improvements in two years that would normally have taken five years. It is also providing an excellent platform for future growth in sales for the Group.

ENDS

For further information call Adam Cooke, St.George Corporate Relations, Tel (02) 9952 1249 or 0411 259 432.

news

release

31 August 2001
RE060801

St.George launches Crusade Global Trust No. 2 of 2001.

St.George Bank Ltd. announces today the launch in New York of its third global mortgage-backed securities issue under its Crusade Securitisation Programme, to be known as Crusade Global Trust No. 2 of 2001. The securities will be registered by the Securities and Exchange Commission of the U.S. and will be backed by Australian residential mortgage loans originated by St.George.

Securities with an equivalent value of approximately A$ 1.54 billion in total will be issued, with a senior tranche of US$ 800 million and subordinated tranches totalling A$ 40.785 million. It is expected that the senior tranche will be rated AAA by Standard and Poor's and by Fitch and Aaa by Moody's Investors Service.

The issue will be Lead Managed by Credit Suisse First Boston, with Deutsche Banc Alex. Brown and JP Morgan as Co-Managers.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Media Inquiries: Jeff Sheehan, Chief Manager Capital Markets (02) 9320 5510
Adam Cooke, Media Relations (02) 9952 1249 or 0411 259 432.

st.george

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	402
Pages (Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**Advance Capital Note Interest Payment**
Date Sent:	31 August 2001
Bar Code:	

St.George Bank Limited advises the record date for the Advance Capital Note interest payable on 30 September 2001 is 14 September 2001.

Yours sincerely

Michael Bowan
General Counsel and Secretary

02 MAY 21 AM 10: 27

ASXCAP

st.george

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	403
Pages(Includes this page):	8
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**New Issue Announcement**
Date Sent:	31 August 2001
Bar Code:	

Please find Appendix 3B attached.

Yours sincerely

Michael Bowan
General Counsel and Secretary

28Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

ST.GEORGE BANK LIMITED

ACN, ARBN or ARSN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	702 ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	$13.9861
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Adjustment to Primary STRYPES receipts exchange into ordinary St.George Bank shares.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	29 August 2001

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
483,828,232	ordinary shares
3,000,000	PRYMES .
174,965	8.5% unsecured capital notes
217,134	8.25% unsecured capital notes

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
492	Redeemable preference borrower share
228,687	Redeemable preference depositor share

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	To be treated in the sam manner as other quoted ordinary shares.

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ *Cheque attached*

☐ *Electronic payment made*

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

+ See chapter 19 for defined terms.

L

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Date: 31 August 2001
Company Secretary

Print name: Michael Bowan

== == == == ==

+ See chapter 19 for defined terms.

news release

7 September 2001
RE020901

Crusade Global Trust No. 2 of 2001 Priced

St.George Bank Ltd. announces today the pricing in New York of Crusade Global Trust No. 2 of 2001, its third global mortgage-backed securities issue (and seventh overall) under the Crusade Securitisation Programme. The securities will be registered by the Securities and Exchange Commission of the U.S. and will be backed by Australian residential mortgage loans originated by St.George.

The U.S.$800 million senior tranche was priced at 3 Month LIBOR plus 17.5 basis points. Securities with a total equivalent value of approximately A$1.54 billion will be issued. Two subordinated tranches totalling A$40.785 million are also being issued to Australian investors. It is expected that the senior tranche will be rated AAA by Standard and Poor's and by Fitch and Aaa by Moody's Investor Service.

The issue was Lead Managed by Credit Suisse First Boston, with Deutsche Banc Alex Brown and JP Morgan as Co-Managers.

Media Inquiries: Greg Kenny, General Manager Group Treasury and Capital Markets (02) 9320 5507.
Adam Cooke, Media Relations (02) 9952 1249 or 0411 259 432.

To: Companies Announcements
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	405
Pages (Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**Managing Director and CEO**
Date Sent:	17 September 2001
Bar Code:	

St.George deeply regrets to advise the market that its Managing Director and Chief Executive Officer, Mr Edward Asbury O'Neal, passed away during the weekend.

The Chair, Mr Frank Conroy, will be calling a meeting of the Board as soon as possible and the Bank will communicate again once this has happened.

Yours sincerely

Michael Bowan
General C

02 MAY 21 AM 10: 2

ASXCAP

news

release

st.george

18 September 2001
RE030901

St.George Appoints Executive Chairman

St.George Bank today announced that its Board had appointed the Chairman of the Board, Mr Frank Conroy, to act as Executive Chairman, pending the appointment of a new Managing Director and Chief Executive Officer.

The appointment of Mr Conroy as Executive Chairman follows the sudden death of the Managing Director and Chief Executive Officer, Mr Ed O'Neal, on 16 September 2001.

Mr Conroy said today that discussions would commence immediately with an executive search firm to evaluate suitable candidates for appointment as Managing Director. That firm would be directed to consider both internal and external candidates for the position.

ENDS

For more information contact; Adam Cooke, St.George Corporate Relations, Tel (02) 9952 1249 or 0411 259 432.

news release

24 September 2001
RE040901

ST.GEORGE AGREES TO ACQUIRE DEUTSCHE BANK'S AUSTRALIAN MARGIN LENDING BUSINESS

St.George Bank has agreed to acquire Deutsche Bank's Australian margin lending business, comprising two companies, Deutsche Equity Lending Australia Ltd and Deutsche ML Nominees Ltd. This includes their loan assets of approximately $360 million. Deutsche Equity Lending Australia Ltd provides margin loans against Australian listed securities, and listed and unlisted managed funds. Deutsche ML Nominees Ltd is an entity that holds securities on behalf of the margin lending clients.

St.George Bank's Group Executive, Investment Services Division, Mr Richard Cawsey said, "The Deutsche Equity Lending business is an excellent fit with the overall St.George Investment Services vision. This is an important strategic acquisition that will place St.George as one of the top four players in the Margin Lending market in Australia. The purchase underlines St.George's commitment to investment lending and to its existing and newly-acquired customers. The combined business will provide an improved platform for St.George to build upon its existing reputation for customer service. It will support specific initiatives to further develop and grow key distribution relationships through financial planners and stockbrokers."

The equity lending market in Australia has grown rapidly over the past five years and is estimated to be approximately $8.2 billion at June 2001. St.George is a long-standing participant in the Margin Lending market. The Deutsche business with its well-developed stockbroking distribution channel will complement St.George's well-established financial planner-based distribution.

The sale agreement has been signed with completion expected within a month. Deutsche Bank and St.George Bank have developed an agreed transition plan aimed at ensuring a seamless transition for direct clients, distribution partners, staff and systems. This will ensure the continuation of a high standard of service for existing and new Deutsche Bank and St.George Margin Lending customers.

<ends>

For more information please contact:
St George Bank Corporate Relations Manager, Adam Cooke
02 9952 1249 or 0411 259 432

st.george

To: Companies Announcements
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	408
Pages (Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**St.George Acquisition of WealthPoint**
Date Sent:	19 October 2001
Bar Code:	

The final step in the St.George Bank acquisition of WealthPoint Limited was completed today with approval given by the Supreme Court of Victoria for the each of the Schemes of Arrangement for securities in WealthPoint Limited.

As previously announced, the Record Date for entitlements under the Scheme of Arrangement is Friday 26 October 2001 with payments to be made on or around 2 November 2001.

Yours sincerely

Michael Bowan
General Counsel and Secretary

ASXCAP

'yes' OPTUS

Media Release
23 October 2001

Optus wins $100 million St.George deal

St.George Bank has selected a proposal from Optus to supply and manage the bank's voice, data and mobile communications.

The parties have agreed a three-year deal, expected to be worth $100 million, subject to the finalisation of contract terms.

Optus's Chief Operating Officer, Paul O'Sullivan, said the selection highlights Optus's capabilities to meet all the communications needs of Australian companies.

"We are well positioned to provide the full range of state-of-the-art technology and communication solutions to our large range of major corporate customers.

"As Australia's communications 'challenger', we are helping our partners find new and innovative technology-based ways to run their businesses.

"Working with St.George is a good example of the way we partner with our customers.

"They are a diverse organisation with over 400 sites across Australia and we will deliver tailored solutions to the bank's businesses – for everything from telephony to their mission critical data carriage," Mr O'Sullivan said.

John Loebenstein, Chief Information Officer of St.George, said the company evaluated their existing telecommunications providers to ensure the bank maintained the most cost effective and technically advanced telecommunications services.

"Communication is a critical part of our business. We need to ensure that St.George keeps pace with technology and uses it as a platform for business growth.

"We are changing from dealing with multiple suppliers of communications to a single organisation that will manage our total telecommunications requirements. The appointment of Optus as St.George's sole telecommunications provider is the best way to ensure shareholder value and business efficiency," Mr Loebenstein said.

"The deal will deliver substantial cost reductions to all St.George business divisions over the three-year term.

"It will also enable the bank to leverage off Optus's advanced expertise in the rapidly changing telecommunications field, to keep pace with new technology and continually improve operations."

For more information:
Linda Collard
Optus
Phone: 02 9342 5045

Adam Cooke
St.George Bank
Phone: 02 9952 1249

news

release

31 October 2001

St.George Updates Achievements on Best Bank and Revises Carrying Value of External Investments

Group Redesign

St.George's underlying performance has benefited significantly from the successful implementation of the Best Bank redesign program which was completed in October this year. Best Bank has delivered its stated goals and is expected to exceed significantly its original pre tax ongoing benefits estimate of $120 million in the 2002 year. As a result of Best Bank, revenues will increase significantly and the Group's service capability has been enhanced.

The pricing of products and services has been revised and aligned to the value customers derive from these offerings. Best Bank has also improved functional business processes and aided in the transformation of the Group from a service culture to a customer sales and service organisation.

Further information regarding the achievements of the Best Bank redesign will be provided when the Group announces its full year results on 7 November 2001.

Valuation of External Investments

Directors have reviewed the carrying value of all external investments and have decided to write-down the Group's holdings in WealthPoint Limited, SMS Management & Technology Limited and certain other external investments.

The investment write-downs total $58 million ($46 million after tax) which will be reflected as significant items in the Group's 30 September 2001 results. Details of the investment write-downs are as follows:

1. WealthPoint Limited

WealthPoint is a core component of St.George's long term wealth management strategy. Following the finalisation of the acquisition of WealthPoint, St.George will be positioned to align effectively the financial goals of WealthPoint to the strategic direction of the Group.

Following the receipt of the necessary shareholder and court approvals to finalise the acquisition of WealthPoint Limited, the recoverable amount of St.George's investment in WealthPoint has been reassessed and written down. This investment has been written down by $22 million ($nil tax effect). After allowing for this write-

down and the impact of completing the acquisition of WealthPoint in November 2001, the carrying value of the investment will be $0.86 cents per share. The investment write-down reflects both the timing delays experienced in realising projected revenues and a revision of the expected future growth rates for this business.

The financial impact of the WealthPoint acquisition will result in the carrying value of the WealthPoint investment increasing to $138 million and additional goodwill on the Group's balance sheet of approximately $130 million.

2. SMS Management & Technology Limited (formerly Sausage Software Limited)

Due to changes in the overall strategic direction of SMS Management & Technology Limited, the shareholding held by St.George is no longer considered to be core to its eCommerce strategy. Accordingly, the investment has been written down by $6 million ($4 million after tax) to a market value of $2 million at 30 September 2001.

3. Other External Investments

Individual investments within this portfolio have been reviewed and written down by $30 million ($20 million after tax) from $52 million to a carrying value of $22 million. The investments in this portfolio that have been subject to writedown include Ctel Technologies Pty Limited, Autobytel Australia Pty Limited, thechamber.com.au, marketboomer Pty Limited, Netxsurance Pty Limited, Stockford Limited and Virtual Communities Limited

These investments are considered integral to St.George's eCommerce and financial services strategy and St.George remains committed to its strategic partnership with these businesses to ensure that potential and future benefits are realised.

The write-downs, however, reflect the Board's reassessment of the timing and scale of the future revenues that St.George expects to derive from the delivery of its core financial services and products to these businesses and their clients in light of changes in market conditions since the original investments were made and the current uncertain economic climate.

2001 Year Final Dividend

The final ordinary dividend for the year ended September 2001 is expected to exceed the interim dividend of 31 cents per share.

Capital Raising and Changes to Dividend Reinvestment Plan ("DRP")

The additional capital requirement arising from the WealthPoint acquisition and the investment write-downs is to be met by the securitisation of $1.5 billion of housing loans completed in September 2001 and changes to the DRP.

The changes to the DRP are applicable only to the 2001 year final ordinary dividend and involve the removal of the maximum number per shareholder of 5,000 shares participating in the plan and the re- introduction of a once only 2.5 percent discount to the Market Price of the shares used to calculate a shareholder's entitlement under the DRP. The Market Price is the weighted average sale price of all the St.George shares sold on the Australian Stock Exchange during the five trading days prior to and inclusive of the record date. Shareholders wishing to participate in the DRP for the 2001 year final dividend or change their current level of participation, must notify the Bank's registry, Computershare Investor Services, by Friday 23 November 2001.

In addition, the DRP will be underwritten by Credit Suisse First Boston to ensure that at least $120 million of the 2001 year final dividend is re-invested in St.George. St.George is not required to seek shareholder approval in relation to the proposed issue of shares under the DRP.

Ends

Media Contact: Adam Cooke, St.George Bank Limited, (02) 9952 1249 or 0411 259 432

SGB 411 OTC

eorge

02 MAY 21 AM 10: 2

7 November 2001
RE011101

ST.GEORGE ANNOUNCES 17.5% INCREASE IN FULL YEAR FINANCIAL RESULTS

St.George Bank Executive Chairman, Mr Frank Conroy, today announced a profit available to ordinary shareholders of $336 million for the year ended 30 September 2001, up 17.5 per cent from $286 million in the previous year.

Significant items, mainly comprising investment write-downs announced on 31 October, totalled $50 million, ($40 million after tax). The result before significant items was $376 million, up 33% on the previous period.

With the continued improvement in the operating performance of the Group, the Board has announced a final dividend of 34 cents per ordinary share, payable on 14 December 2001. This takes the full year dividend to 65 cents per ordinary share, an increase of 10 cents on last year. This final dividend will be fully franked at 30 per cent.

The Dividend Reinvestment Plan has been broadened with the removal of the cap on share participation and a 2.5 per cent discount. The Directors will continue to review the operation of a participation cap and the status of the discount for future dividends.

Mr Conroy said the Bank had achieved an outstanding result with the Group's redesign project and strong growth in business volumes making a significant contribution.

"St.George has never been in a stronger operational and financial position. This year's result has been driven by operational efficiencies as well as growth in our core retail banking businesses.

"The Best Bank redesign, completed in October 2001, has enabled us to accelerate the realisation of operational savings and efficiency improvements. It has exceeded our original expectations and as a result the previously advised target of $120 million annual benefit from the redesign has been revised upwards to a new target of $145 million.

"A change to our product pricing structure, realising cost savings through investment in IT and an overhaul of processes and reduction in staff costs have meant that we have a strong foundation from which to leverage further improvements over the next few years."

Non-interest income, before significant items, grew to $682 million, an increase of 23.6 per cent on last year and now accounts for 35.6 per cent of total income.

Basic earnings per ordinary share, before significant items and goodwill amortisation increased to 101.9 cents for the year ended 30 September 2001, compared to 83.0 cents for the previous year, a 22.8 per cent increase.

Return on average ordinary equity, before significant items and goodwill amortisation increased to 16.56 per cent for the full year, up from 13.86 per cent last year.

Total assets for the Group were $50.8 billion at 30 September 2001 compared to $49.6 billion last year, representing an increase of 2.4 per cent. $3.3 billion in residential receivables were securitised during the year.

Total receivables (on and off balance sheet) increased 7.2 per cent to $45.9 billion at 30 September 2001.

Retail funding recorded the strongest growth since the 1997 acquisition of Advance Bank, increasing 12.1 per cent to $25.7 billion during the year.

Managed funds continued to perform strongly, increasing 11.5 per cent during the year to $15.2 billion, compared to $13.6 billion at 30 September 2000. SEALCORP grew 18.9 per cent during the year. The overall movement in managed funds was impacted by the $0.9 billion transfer of Advance Property Fund to Stockland in December 2000.

Bad and doubtful debts expense for the year ended 30 September 2001 was $77 million (an increase of $27 million over the previous year) and represents 0.15 per cent of average assets. This expense, which is very low by industry standards, was impacted by a provision of $17.5 million against one of the Bank's larger exposures.

The Group's expense to income ratio, before goodwill amortisation and significant items, fell to 53.6 per cent for the full year, down from 58.2 per cent for the previous year. This improvement is attributable to the development of non-interest income, streamlined processes and cost containment.

Mr Conroy said the Bank's strong underlying performance means it is well placed to meet the challenges of an expected economic slowdown and some increased domestic credit quality concerns facing the banking industry in the coming year.

"With our conservative lending mix and approach to credit management and the significant full year impact of our Best Bank program, we expect to deliver double digit earnings per share growth again next year.

"Our strategies for the future are focussed on providing Australian consumers and businesses with a real banking alternative. Our consistently improving financial results highlight our ability to perform at the top end of market expectations. We will continue to drive shareholder value and returns while strengthening our unique position in the market place," Mr Conroy said.

ENDS

For more information contact; Adam Cooke, St.George Corporate Relations, Tel: (02) 9952 1247 or 0411 259 432.

Rules 4.1, 4.3

Appendix 4B (rule 4.13(b))

Preliminary final report

Introduced 1/7/2000.

Name of entity

ST.GEORGE BANK LIMITED

ACN, ARBN or ARSN	Half yearly *(tick)*	Preliminary final *(tick)*	Financial year ended ended ('current period')
005 513 070		√	30 September 2001

For announcement to the market

Extracts from this report for announcement to the market (see note 1).

				$A'm
Revenues from ordinary activities *(item 1.1)*	up	3.8%	to	4,001
Profit from ordinary activities after tax (before amortisation of goodwill) attributable to members *(item 1.20)*	up	10.8%	to	504
Profit from ordinary activities after tax attributable to members (*item 1.23*)	up	14.4%	to	405
Profit (loss) from extraordinary items after tax attributable to members (*item 2.5(d)*)	gain (loss) of	-		-
Net profit for the period attributable to members *(item 1.11)*	up	14.4%	to	405

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	34¢ 31¢	34¢ at 30% 31¢ at 34%
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	29¢ 26¢	29¢ at 34% 26¢ at 34%

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*: 30 NOVEMBER 2001

Brief explanation of omission of directional and percentage changes to profit in accordance with Note 1 and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

Consolidated profit and loss account

		Current period $A'm	Previous corresponding period $A'm
1.1	Revenues from ordinary activities	4,001	3,854
1.2	Expenses from ordinary activities (*see items 1.24 + 12.5 + 12.6*)	1,261	1,289
1.3	Borrowing costs	2,076	2,022
1.4	Share of net profit (loss) of associates and joint venture entities (*see item 16.7*)	(3)	-
1.5	**Profit from ordinary activities before tax**	**661**	**543**
1.6	Income tax on ordinary activities (*see note 4*)	255	189
1.7	**Profit from ordinary activities after tax**	**406**	**354**
1.8	Profit (loss) from extraordinary items after tax (*see item 2.5*)	-	-
1.9	**Net profit**	**406**	**354**
1.10	Net profit attributable to outside equity interests	1	-
1.11	**Net profit for the period attributable to members**	**405**	**354**

Consolidated retained profits

1.12	Retained profits at the beginning of the financial period	77	40
1.13	Net profit attributable to members (*item 1.11*)	405	354
1.14	Net transfers to and (from) reserves	3	1
1.15	Net effect of changes in accounting policies	-	-
1.16	Dividends and other equity distributions paid or payable	377	316
1.17	**Retained profits at end of financial period**	**102**	**77**

Profit restated to exclude amortisation of goodwill

		Current period $A'm	Previous corresponding period $A'm
1.18	Profit from ordinary activities after tax before outside equity interests (*items 1.7*) and amortisation of goodwill	505	455
1.19	Less (plus) outside +equity interests	1	-
1.20	**Profit from ordinary activities after tax (before amortisation of goodwill) attributable to members**	**504**	**455**

Profit from ordinary activities attributable to members

		Current period $A'm	Previous corresponding period $A'm
1.21	Profit from ordinary activities after tax (*item 1.7*)	406	354
1.22	Less (plus) outside equity interests	1	-
1.23	**Profit from ordinary activities after tax, attributable to members**	**405**	**354**

Revenue and expenses from ordinary activities

AASB 1004 requires disclosure of specific categories of revenue and AASB 1018 requires disclosure of expenses from ordinary activities according to either their nature of function. Entities must report details of revenue and expenses from ordinary activities using the layout employed in their accounts. See also items 12.1 to 12.6.

		Current period $A'm	Previous corresponding period $A'm
1.24	Details of revenue and expenses	[REFER ATTACHMENT A]	

+ See chapter 19 for defined terms.

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $A'm (a)	Related tax $A'm (b)	Related outside equity interests $A'm (c)	Amount (a/- tax) attributable to members $A'm (d)
2.1	Amortisation of goodwill	99	-	-	99
2.2	Amortisation of other intangibles	-	-	-	-
2.3	**Total amortisation of intangibles**	99	-	-	99
2.4	Extraordinary items	-	-	-	-
2.5	**Total extraordinary items**	-	-	-	-

Comparison of half year profits
(Preliminary final report only)

		Current year - $A'm	Previous year - $A'm
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.23 in the half yearly report)	211	169
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	194	185

+ See chapter 19 for defined terms.

Consolidated balance sheet

		At end of current period $A'm	As shown in last annual report $A'm	As in last half yearly report $A'm
	Current assets			
4.1	Cash			
4.2	Receivables			
4.3	Investments			
4.4	Inventories			
4.5	Other (provide details if material)			
4.6	**Total current assets**			
	Non-current assets			
4.7	Receivables			
4.8	Investments (equity accounted)			
4.9	Other investments			
4.10	Inventories			
4.11	Exploration and evaluation expenditure capitalised (see para .71 of *AASB 1022*)		[REFER ATTACHMENT B]	
4.12	Development properties (+mining entities)			
4.13	Other property, plant and equipment (net)			
4.14	Intangibles (net)			
4.15	Other (provide details if material)			
4.16	**Total non-current assets**			
4.17	**Total assets**			
	Current liabilities			
4.18	Payables			
4.19	Interest bearing liabilities			
4.20	Provisions			
4.21	Other (provide details if material)			
4.22	**Total current liabilities**			
	Non-current liabilities			
4.23	Payables			
4.24	Interest bearing liabilities			
4.25	Provisions			
4.26	Other (provide details if material)			
4.27	**Total non-current liabilities**			
4.28	**Total liabilities**			
4.29	**Net assets**			

+ See chapter 19 for defined terms.

Consolidated balance sheet continued

	Equity	[REFER ATTACHMENT B]
4.30	Capital/contributed equity	
4.31	Reserves	
4.32	Retained profits (accumulated losses)	
4.33	**Equity attributable to members of the parent entity**	
4.34	Outside +equity interests in controlled entities	
4.35	**Total equity**	

4.36	Preference capital included as part of 4.33			
	- PRYMES	291	-	292
	- Converting Preference Shares	-	360	-

Exploration and evaluation expenditure capitalised

To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred regardless of whether written off directly against profit.

		Current period $A'm	Previous corresponding period $A'm
5.1	Opening balance	N/A	N/A
5.2	Expenditure incurred during current period		
5.3	Expenditure written off during current period		
5.4	Acquisitions, disposals, revaluation increments, etc.		
5.5	Expenditure transferred to Development Properties		
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.11)*		

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A'm	Previous corresponding period $A'm
6.1	Opening balance	N/A	N/A
6.2	Expenditure incurred during current period		
6.3	Expenditure transferred from exploration and evaluation		
6.4	Expenditure written off during current period		
6.5	Acquisitions, disposals, revaluation increments, etc.		
6.6	Expenditure transferred to mine properties		
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*		

+ See chapter 19 for defined terms.

Consolidated statement of cash flows

		Current period $A'm	Previous corresponding period $A'm
	Cash flows related to operating activities		
7.1	Receipts from customers		
7.2	Payments to suppliers and employees		
7.3	Dividends received from associates		
7.4	Other dividends received		
7.5	Interest and other items of similar nature received		
7.6	Interest and other costs of finance paid		
7.7	Income taxes paid		
7.8	Other (provide details if material)		
7.9	**Net operating cash flows**		
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	[REFER ATTACHMENT C]	
7.11	Proceeds from sale of property, plant and equipment		
7.12	Payment for purchases of equity investments		
7.13	Proceeds from sale of equity investments		
7.14	Loans to other entities		
7.15	Loans repaid by other entities		
7.16	Other (provide details if material)		
7.17	**Net investing cash flows**		
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)		
7.19	Proceeds from borrowings		
7.20	Repayment of borrowings		
7.21	Dividends paid		
7.22	Other (provide details if material)		
7.23	**Net financing cash flows**		
7.24	**Net increase (decrease) in cash held**		
7.25	Cash at beginning of period *(see Reconciliation of cash)*		
7.26	Exchange rate adjustments to item 7.25.		
7.27	**Cash at end of period** *(see Reconciliation of cash)*		

+ See chapter 19 for defined terms.

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. If an amount is quantified, show comparative amount.

NO CURRENT YEAR ACTIVITIES

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current period $A'm	Previous corresponding period $A'm
8.1 Cash on hand and at bank	[REFER ATTACHMENT C]	
8.2 Deposits at call		
8.3 Bank overdraft		
8.4 Other (provide details)		
8.5 Total cash at end of period *(item 7.27)*		

Ratios	Current period	Previous corresponding period
9.1 **Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	16.5%	14.1%
9.2 **Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.9*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.33*)	12.3%	10.7%

Earnings per security (EPS)	Current period	Previous corresponding period
10.1 Calculation of the following in accordance with *AASB 1027: Earnings per Share*		
(a) Basic EPS	72.1¢	61.8¢
(b) Diluted EPS (if materially different from (a))	72.6¢	61.5¢
(c) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	466,174,701	462,992,218

NTA backing *(see note 7)*	Current period	Previous corresponding period
11.1 Net tangible asset backing per +ordinary security	$3.28	$2.90

+ See chapter 19 for defined terms.

Details of specific receipts/outlays, revenues/ expenses

		Current period $A'm	Previous corresponding period $A'm
12.1	Interest revenue included in determining item 1.5	3,311	3,194
12.2	Interest revenue included in item 12.1 but not yet received (if material)	116	84
12.3	Interest costs excluded from borrowing costs, capitalised in asset values	NIL	NIL
12.4	Outlays (except those arising from the +acquisition of an existing business) capitalised in intangibles (if material)	NIL	NIL
12.5	Depreciation and amortisation (excluding amortisation of intangibles)	111	104
12.6	Other specific relevant items not shown in item 1.24 *(see note 15)*	[ALL SPECIFIC SIGNIFICANT ITEMS ARE HIGHLIGHTED IN ATTACHMENT A]	

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	N/A
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) since the date in the current period on which control was +acquired	$
13.3	Date from which such profit has been calculated	
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the whole of the previous corresponding period	$

+ See chapter 19 for defined terms.

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	N/A
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the current period to the date of loss of control	$
14.3	Date to which the profit (loss) in item 14.2 has been calculated	
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period	$
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$

Reports for industry and geographical segments

Information on the industry and geographical segments of the entity must be reported for the current period in accordance with AASB 1005: Financial Reporting by Segments. Because of the different structures employed by entities, a pro forma is not provided. Segment information should be completed separately and attached to this report. However, the following is the presentation adopted in the Appendices to AASB 1005 and indicates which amounts should agree with items included elsewhere in this report.

Segments

Operating Revenue

Sales to customers outside the economic entity

Inter-segment sales

Unallocated revenue

[REFER ATTACHMENT D]

Total revenue

Segment result

Unallocated expenses

Consolidated profit/(loss) from ordinary activities before tax (equal to item 1.5)

Segment assets)
Unallocated assets)
Total assets (*equal to item 4.17*))

Comparative data for segment assets should be as at the end of the previous corresponding period.

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	ORDINARY SHARES: 14 DEC 2001 PRYMES: 20 FEB 2002
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of registrable transfers received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	ORDINARY SHARES: 30 NOV 2001 PRYMES: 6 FEB 2002
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	YES

+ See chapter 19 for defined terms.

Amount per security

		Amount per security	Franked amount per security	Amount per security of foreign source dividend
15.4	*(Preliminary final report only)* **Final dividend:** Current year	34¢	34¢ at 30%	N/A
15.5	Previous year	29¢	29¢ at 34%	N/A
15.6	*(Half yearly and preliminary final reports)* **Interim dividend:** Current year	31¢	31¢ at 34%	N/A
15.7	Previous year	26¢	26¢ at 34%	N/A

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	65¢	55¢
15.9	Preference +securities		
	- PRYMES	6.36¢	-
	- CPS	112.3¢	135.0¢

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current period $A'm	Previous corresponding period $A'm
15.10	+Ordinary securities	165	132
15.11	Preference +securities		
	- PRYMES	9	-
	- CPS	-	16
15.12	Other equity instruments		
	- Series A non-cumulative capital securities	21	19
15.13	**Total**	**195**	**167**

The +dividend or distribution plans shown below are in operation.

[REFER ACCOMPANYING ANNOUNCEMENT]

The last date(s) for receipt of election notices for the +dividend or distribution plans: ORDINARY SHARES: 23 NOV 2001

Any other disclosures in relation to dividends (distributions)

[REFER ACCOMPANYING ANNOUNCEMENT]

+ See chapter 19 for defined terms.

Details of aggregate share of profits (losses) of associates and joint venture entities

		Current period $A'm	Previous corresponding period $A'm
16.1	Profit (loss) from ordinary activities before income tax	(3)	-
16.2	Income tax on ordinary activities	-	-
16.3	**Profit (loss) from ordinary activities after income tax**	(3)	-
16.4	Extraordinary items net of tax	-	-
16.5	**Net profit (loss)**	(3)	-
16.6	Outside +equity interests	-	-
16.7	**Net profit (loss) attributable to members**	(3)	-

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from xx/xx/xx") or disposal ("to xx/xx/xx").

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
17.1 Equity accounted associates and joint venture entities	Current period	Previous corresponding period	Current period - $A'm	Previous corresponding period- $A'm
Cash Card Australia Limited	49.0%	49.0%	1	-
St.George Development Capital No.2 Pty Limited	31.2%	31.2%	(1)	-
WealthPoint Limited	8.8%	8.8%	(3)	-
Others	Various	Various	-	-
17.2 Total			(3)	-
17.3 Other material interests				
NIL	-	-	-	-
17.4 Total	-	-	(3)	-

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current period

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

Category of +securities		Total number	Number quoted	Issue price per security (see note 14)	Amt paid up per security (see note 14)
18.1	**Preference +securities**				
	Series A non-cumulative capital securities	10,000,000	NIL	USD 25.00	USD 25.00
	Borrowers' shares	10,968	NIL	$1.00	NIL
	Depositors' shares	364,930	NIL	$1.00	NIL
	PRYMES	3,000,000	3,000,000	$100.00	$100.00
18.2	Changes during current period				
	(a) Increases through issues	3,000,000	3,000,000	$100.00	$100.00
	(b) Decreases through returns of capital, buybacks, redemptions	24,007,327	24,007,327	$1.00	$1.00
18.3	**+Ordinary securities**	483,828,232	483,828,232	$1.00	$1.00
	Unissued allotted capital	-	-	-	-
18.4	Changes during current period				
	(a) Increases through issues				
	- Conversion of CPS	28,168,842	28,168,842	$12.78	$12.78
	- Conversion of unissued allotted capital	18,440,000	18,440,000	$7.59	$7.59
	- Dividend Reinvestment Plan	732,044	732,044	$15.52	$15.52
	- Employee reward share plan	479,534	479,534	NIL	NIL
	- Employee performance share plan	248,200	248,200	NIL	NIL
	- Executive option plan	3,110,000	3,110,000	$8.58	$8.58
	(b) Decreases through returns of capital, buybacks	22,790,119	22,790,119	$1.00	$1.00
18.5	**+Convertible debt securities** *(description and conversion factor)*				
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				
18.7	**Options** *(description and conversion factor)*	[REFER ATTACHMENT E]		*Exercise price*	*Expiry date (if any)*
18.8	Issued during current period				
18.9	Exercised during current period				
18.10	Expired during current period				
18.11	**Debentures** *(totals only)*				
18.12	**Unsecured notes** *(totals only)*	392,099	392,099		

+ See chapter 19 for defined terms.

Comments by directors

Comments on the following matters are required by ASX or, in relation to the half yearly report, by AASB 1029: Half-Year Accounts and Consolidated Accounts. The comments do not take the place of the directors' report and statement (as required by the Corporations Law) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.

Basis of accounts preparation

Material factors affecting the revenues and expenses of the economic entity for the current period

REFER ACCOMPANYING ANNOUNCEMENT

A description of each event since the end of the current period which has had a material effect and is not related to matters already reported, with financial effect quantified (if possible)

N/A

Franking credits available and prospects for paying fully or partly franked dividends for at least the next year

REFER ACCOMPANYING ANNOUNCEMENT

Changes in accounting policies since the last annual report are disclosed as follows.
(Disclose changes in the half yearly report in accordance with AASB 1029: Half-Year Accounts and Consolidated Accounts. Disclose changes in the preliminary final report in accordance with AASB 1001: Accounting Policies-Disclosure.)

N/A

+ See chapter 19 for defined terms.

Additional disclosure for trusts

19.1	Number of units held by the management company or responsible entity or their related parties.	N/A
19.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	N/A

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	Tumbalong Auditorium (Level 2), Sydney Convention and Exhibition Centre (South) Darling Harbour, Sydney
Date	14 December 2001
Time	10.00am
Approximate date the +annual report will be available	20 November 2001

Compliance statement

1 This report has been prepared under accounting policies that comply with accounting standards as defined in the Corporations Act 2001 or other standards acceptable to ASX (see note 12).

Identify other standards used	NONE

2 This report, and the accounts upon which the report is based, use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

+ See chapter 19 for defined terms.

4 This report is based on accounts to which one of the following applies.

(Tick one)

√	The accounts have been audited.	☐	The accounts have been subject to review.
☐	The accounts are in the process of being audited or subject to review.	☐	The accounts have *not* yet been audited or reviewed.

5 Independent Review Report by External Auditors, refer to attachment F.

6 The entity has a formally constituted audit committee.

Sign here: .... Date: ....
(Company Secretary)

Print name: ....

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Consolidated profit and loss account**

Item 1.1 The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of financial performance*.

Item 1.6 This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts.

+ See chapter 19 for defined terms.

5. **Consolidated balance sheet**

Format The format of the consolidated balance sheet should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Half-Year Accounts and Consolidated Accounts,* and *AASB 1040: Statement of Financial Position.* Banking institutions, trusts and financial institutions identified in an ASIC Class Order dated 2 September 1997 may substitute a clear liquidity ranking for the Current/Non-Current classification.

Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets.* If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required. Trusts should also note paragraph 10 of *AASB 1029* and paragraph 11 of *AASB 1030: Application of Accounting Standards etc.*

6. **Consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows.* Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026.* +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. However, an entity may report exact figures, if the $A'000 headings are amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, if the $A'000 headings are amended.

10. **Comparative figures** Comparative figures are the unadjusted figures from the previous corresponding period. However, if there is a lack of comparability, a note explaining the position should be attached.

+ See chapter 19 for defined terms.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or *contained in a note attached to the report. The requirement under the listing rules for an* entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Law must also be given to ASX. For example, a directors' report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one) must be complied with.

13. **Corporations Act 2001 financial statements** As at 1/7/96, this report may be able to be used by an entity required to comply with the Corporations Act 2001 as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15. **Relevant Items** AASB 1018 *requires the separate disclosure of specific revenues and* expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. the term "relevance" is defined in AASB 1018. For foreign entities, there are similar requirements in other accounting standards normally accepted by ASX.

16. **$ Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

+ See chapter 19 for defined terms.

ST.GEORGE BANK LIMITED ACN 055 513 070

ATTACHMENT FOR ASX APPENDIX 4B

FOR THE YEAR ENDED

30 SEPTEMBER 2001

Item 1.24

Details of revenue and expenses from ordinary activities as per explanatory notes, Item 1.24

Refer Attachment A, page 2 & 3.

**ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES
REVENUE AND EXPENSES FROM ORDINARY ACTIVITIES
FOR THE YEAR ENDED 30 SEPTEMBER 2001**

	30/9/2001 $M	30/09/2000 $M
Revenue from Ordinary Activities		
Interest Income	3,331	3,194
Other Income		
Dividends		
Controlled entities	-	-
Other persons	2	2
Factoring and invoice discounting income	14	5
Financial markets income	31	21
Profit on sale of investment securities	6	-
Management fees		
Controlled entities	-	-
Other persons	-	1
Managed funds	152	134
Profit on sale of shares	2	1
Profit on sale of land and buildings	5	1
Product fees and commissions		
Lending	77	79
Deposit accounts and other	310	225
Rental income	13	16
Securitisation service fees	44	40
Structured investments	-	4
Other	26	23
Significant items (requested by item 12.6)		
Write-back of excess provisions	8	-
Profit on sale of businesses	-	85
Unrealised gain on revaluation of Advance Property Fund units	-	23
	690	660
Total revenues from ordinary activities	4,001	3,854

**ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES
REVENUE AND EXPENSES FROM ORDINARY ACTIVITIES
FOR THE YEAR ENDED 30 SEPTEMBER 2001**

	30/9/2001 $M	30/09/2000 $M
Expenses from Ordinary Activities		
Operating Expenses		
Staff costs		
Salaries and wages	397	400
Contractors' fees	17	24
Superannuation contributions	31	30
Payroll tax	26	26
Fringe benefits tax	8	7
Other	28	31
Total staff costs	507	518
Computer and equipment costs		
Depreciation	34	36
Amortisation of deferred expenditure	46	38
Rentals on operating leases	17	19
Year 2000 compliance costs	-	9
Other	67	57
Total computer and equipment costs	164	159
Occupancy costs		
Depreciation	31	30
Rent		
Controlled entities	-	-
Other persons	48	46
Other	37	35
Total occupancy costs	116	111
Other costs		
Fees and commissions	26	21
Advertising and public relations	49	31
Telephone	17	18
Printing and stationery	26	28
Postage	14	14
GST Implementation costs	-	17
Other	108	86
Significant items (requested by item 12.6)		
Writedown of investment in WealthPoint Limited	22	-
Writedown of investment in SMS Management and Technology Limited	6	-
Writedown of other external investments	30	-
Goodwill write-off	-	13
Redesign restructure costs	-	115
Write-off of investment in R&D syndicates	-	7
Total other costs	298	350
Total operating expenses	1,085	1,138
Goodwill Amortisation	99	101
Bad & doubtful debts expense	77	50
Total expenses from ordinary activities	1,261	1,289

ST.GEORGE BANK LIMITED ACN 055 513 070

ATTACHMENT FOR ASX APPENDIX 4B

FOR THE YEAR ENDED

30 SEPTEMBER 2001

Items 4.1 to 4.36

Statement of Financial Position as at 30 September 2001, in accordance with explanatory notes, Item 5 'Consolidated Balance Sheet'.

Refer Attachment B, page 2.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES
STATEMENT OF FINANCIAL POSITION
AS AT 31 MARCH 2001

	Consolidated		
	30/09/2001 $M	30/09/2000 $M	31/03/2001 $M
ASSETS			
Cash and liquid assets	438	499	344
Due from other financial institutions	458	148	106
Trading securities	4,224	3,930	3,267
Investment securities	463	1,219	698
Loans and other receivables	39,699	39,454	38,632
Bank acceptances of customers	1,170	607	926
Investment in associated companies	123	149	164
Other investments	93	97	116
Property, plant and equipment	534	564	552
Goodwill	1,409	1,485	1,459
Other assets	2,193	1,458	1,694
TOTAL ASSETS	50,804	49,610	47,958
LIABILITIES			
Deposits and other borrowings	35,539	35,047	33,194
Due to other financial institutions	790	1,038	812
Bank acceptances	1,170	607	926
Provision for dividends	179	153	156
Income tax liability	265	313	257
Other provisions	91	138	119
Bonds and notes	7,776	7,369	7,878
Loan capital	769	979	774
Bills payable and other liabilities	599	325	253
TOTAL LIABILITIES	47,178	45,969	44,369
NET ASSETS	3,626	3,641	3,589
SHAREHOLDERS' EQUITY			
Share capital	3,127	3,174	3,093
Reserves	59	53	53
Retained profits	102	77	106
Shareholders' equity attributable to members of the Bank	3,288	3,304	3,252
Outside equity interests in controlled entities	338	337	337
TOTAL SHAREHOLDERS' EQUITY	3,626	3,641	3,589

ST.GEORGE BANK LIMITED ACN 055 513 070

ATTACHMENT FOR ASX APPENDIX 4B

FOR THE YEAR ENDED

30 SEPTEMBER 2001

Items 7.1 to 8.5

The Statement of Cash Flows for the year ended 30 September 2001 is shown at Attachment C, page 2 & 3.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 30 SEPTEMBER 2001

	Note	30/09/2001 $M	30/09/2000 $M
Cash Flows From Operating Activities			
Interest received		3,329	3,192
Interest paid		(2,136)	(1,973)
Dividends received		1	1
Other income received		839	631
Operating expenses paid		(1,119)	(944)
Income taxes paid		(243)	(157)
Net (payments) / proceeds from the sale and purchase of trading securities		(442)	549
Net Cash Provided By Operating Activities	(a)	229	1,299
Cash Flows From Investing Activities			
Acquisition of Scottish Pacific		-	(27)
Restructuring costs		(43)	(45)
Net decrease in balances due from other financial institutions		(310)	216
Net proceeds/(payments) from sale of investment securities		769	(944)
Net decrease/(increase) in loans and other receivables		(310)	(3,450)
Payments for shares		(58)	(155)
Proceeds from sale of shares		18	2
Proceeds from sale of Advance Property Fund units		156	-
Payments for other investments		-	(13)
Payments of research and development costs		(9)	(6)
Payments for property, plant and equipment		(52)	(57)
Proceeds from sale of property, plant and equipment		5	10
Net (increase) in other assets		(44)	(76)
Net Cash Provided By/(Used In) Investing Activities		122	(4,545)
Cash Flows From Financing Activities			
Net increase in deposits		551	2,411
Proceeds from other borrowings		21,398	20,391
Repayment of other borrowings		(21,260)	(18,738)
Proceeds from loan capital		-	1,070
Repayment of loan capital		(198)	(1,097)
Net decrease in other liabilities		(70)	(818)
Share buyback		(376)	(81)
Proceeds from issue of ordinary shares		27	7
Net proceeds from the issue of PRYMES		291	-
Dividends paid		(341)	(303)
Net Cash Provided By Financing Activities		22	2,842
Net (Decrease)/Increase in Cash and Cash Equivalents Held		373	(404)
Cash and Cash Equivalent Held at the Beginning of the Year		(352)	52
Cash and Cash Equivalent Held at the End of the Half-Year	(b)	21	(352)

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES
NOTES TO STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 30 SEPTEMBER 2001

(a) Reconciliation of operating profit after income tax to net cash provided by operating activities

	30/09/2001 $M	30/09/2000 $M
Net profit after income tax	406	354
Depreciation	65	66
Amortisation		
- goodwill	99	101
- deferred expenditure	46	38
Dividend receivables	(2)	(2)
Profit on sale of property, plant and equipment	(5)	(1)
Loss on sale of property, plant and equipment	-	3
Increase in accrued expenses	9	96
Increase in provision for income tax	2	64
Increase in interest receivable	23	(2)
(Increase)/decrease in other income receivable	3	(31)
(Increase) / Decrease in trading securities	(442)	549
Bad and doubtful debts expense	77	50
Increase in prepaid expenses	-	(10)
Increase/(decrease) in provisions		
- employee entitlements	-	(3)
- directors' retirement	-	(1)
Increase/(decrease) in interest payable	(59)	53
Net profit on sale of shares	(2)	(1)
Write-back of excess provision	(6)	-
Write-down of investment in WealthPoint Limited	22	-
Write-down of investment in SMS Management and Technology Limited	4	-
Write-down of external investments	20	-
Profit on sale of controlled entities	-	(83)
Increment on revaluation of controlled entities	-	(15)
Goodwill write-off	-	13
Redesign restructure costs	-	75
Write-off of investment in R&D syndicates	-	7
Profit on trading	(31)	(21)
Net cash provided by operating activities	229	1,299

(b) Reconciliation of cash

	30/09/2001 $M	30/09/2001 $M
For the purpose of the Statement of Cash Flows, cash at the end of the financial period is reconciled to the following items in the Statement of Financial Position:		
Cash and liquid assets	438	499
Due from other financial institutions - at call	451	148
Due to other financial institutions - at call	(700)	(822)
Bills payable	(168)	(177)
	21	(352)

ST.GEORGE BANK LIMITED ACN 055 513 070

ATTACHMENT FOR ASX APPENDIX 4B

FOR THE YEAR ENDED

30 SEPTEMBER 2001

Reports for Industry and Geographical Segments

Segmental Report Provided, refer Attachment D, page 2.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES
SEGMENTAL REPORTING
FOR THE YEAR ENDED 30 SEPTEMBER 2001

	30/09/2000 $M	31/03/2000 $M
Industry Segments		
<u>Revenue from ordinary activities</u>		
Banking and Finance	3,802	3,681
Insurance	47	39
Managed Funds	152	134
	4,001	3,854
<u>Net profit</u>		
Banking and Finance	343	305
Insurance	24	16
Managed Funds	39	33
	406	354
Total assets		
Banking and Finance	50,497	49,133
Insurance	170	153
Managed Funds	137	324
	50,804	49,610

Geographical Segments

The consolidated entity operates predominantly in Australia.

ST.GEORGE BANK LIMITED ACN 055 513 070

ATTACHMENT FOR ASX APPENDIX 4B

FOR THE YEAR ENDED

30 SEPTEMBER 2001

Items 18.7 to 18.10

Detail of Option Plan as at 30 September 2001 shown at Attachment E, page 2.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES
EXECUTIVE OPTIONS AS AT 31 MARCH 2001

Executive Option Plan

Executive officers are eligible to participate in the Option Plan. Exercise is conditional upon the Group achieving a prescribed performance hurdle. Separate performance hurdles were established in relation to the exercise of options issued to the late Managing Director, Mr O'Neal, under the Option Plan. The options do not grant rights to the option holders to participate in a share issue of any other body corporate. Non-executive directors are ineligible to participate in the Option Plan.

Details of options granted under the Option Plan are as follows:

						Movement during the year				
Date Options Granted	Exercise Period [1]			Exercise Price [2] ($)	Options outstanding 1 Oct 2000	Number of Options Granted	Number of Options Forfeited	Number of Options Exercised	Awards outstanding 30 Sep 2001	Senior Executives in Plan [3]
23-Feb-98	23-Feb-01	to	23-Feb-03	$8.58	2,910,000		80,000	2,750,000	80,000	1
23-Feb-98	03-Jul-00	to	03-Jul-01	$8.58	80,000			80,000	-	
23-Feb-98	03-Aug-00	to	03-Aug-01	$8.58	180,000			180,000	-	-
23-Feb-98	09-Oct-00	to	09-Oct-01	$8.58	100,000			100,000	-	
30-Nov-98	30-Mar-01	to	30-Nov-03	$10.30	75,000				75,000	
30-Nov-98	30-Mar-02	to	30-Nov-03	$10.30	75,000		75,000		-	
30-Nov-98	30-Sep-02	to	30-Nov-03	$10.30	75,000		75,000		-	1
30-Nov-98	15-Nov-02	to	30-Nov-03	$10.30	-	75,000			75,000	
30-Nov-98	15-Nov-03	to	30-Nov-03	$10.30	-	75,000			75,000	
30-Nov-98	30-Nov-01	to	30-Nov-03	$10.30	120,000				120,000	1
18-Dec-98	18-Nov-00	to	18-Dec-03	$9.41	500,000				500,000	
18-Dec-98	18-Nov-01	to	18-Dec-03	$9.41	500,000				500,000	1
18-Dec-98	18-Nov-02	to	18-Dec-03	$9.41	500,000				500,000	
02-Jun-99	08-Dec-01	to	02-Jun-04	$10.73	30,000				30,000	
02-Jun-99	08-Dec-02	to	02-Jun-04	$10.73	30,000				30,000	1
02-Jun-99	08-Jun-03	to	02-Jun-04	$10.73	30,000				30,000	
20-Jul-99	19-Jul-02	to	20-Jul-04	$10.95	200,000				200,000	1
09-Aug-99	09-Aug-02	to	09-Aug-04	$10.34	50,000				50,000	1
03-Nov-99	03-Nov-02	to	03-Nov-04	$10.34	45,000		45,000		-	-
20-Dec-99	20-Dec-02	to	20-Dec-04	$10.86	80,000				80,000	1
17-Mar-00	17-Mar-03	to	17-Mar-05	$11.39	30,000				30,000	1
01-Nov-00	15-Nov-02	to	01-Nov-05	$11.14	-	133,333			133,333	1
01-Nov-00	15-Nov-03	to	01-Nov-05	$11.14	-	66,667			66,667	
15-Dec-00	15-Dec-03	to	15-Dec-05	$13.38	-	200,000			200,000	
15-Dec-00	15-Dec-03	to	15-Dec-05	$13.38	-	200,000			200,000	1
15-Dec-00	15-Dec-03	to	15-Dec-05	$13.38	-	200,000			200,000	
				TOTAL	5,610,000	950,000	275,000	3,110,000	3,175,000	11

1. The options may be exercisable at an earlier date as prescribed by the Option Plan rules.
2. A premium is added to the exercise price of the options that represents the time value of money component of the value of the options (calculated as the difference between the actual dividend and bond yields for the period from the Grant Date of the options to the earliest exercise date). The exercise price represents the market value of the Bank's ordinary shares at the Grant Date of the options. This market value represents the weighted average trading price during the five trading days prior to the Grant Date, calculated in accordance with the Option Plan rules.

Participating executives are required to hold a minimum of 5,000 ordinary shares in the Bank in order to participate in the Option Plan.

ATTACHMENT F

CONCISE CONSOLIDATED ANNUAL FINANCIAL REPORT
FOR THE YEAR ENDED 30 SEPTEMBER 2001

ST.GEORGE BANK LIMITED ACN 055 513 070

ATTACHMENT FOR ASX APPENDIX 4B

FOR THE YEAR ENDED

30 SEPTEMBER 2001

Independent Auditors' Report - Page 13

st.george

To: Companies Announcements
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	412
Pages (Includes this page):	2
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**Amendment to Appendix 4B**
Date Sent:	7 November 2001
Bar Code:	AUSTRALIAN STOCK EXCHANGE SGB000412

An amendment has been made to the Appendix 4B released to the market by St.George this morning. The amended page is attached.

Yours sincerely

Michael Bowan
General Counsel and Secretary

02 MAY 21 AM 10: 27

ASXCAP

Amount per security

		Amount per security	Franked amount per security	Amount per security of foreign source dividend
15.4	*(Preliminary final report only)* **Final dividend:** Current year	34¢	34¢ at 30%	N/A
15.5	Previous year	29¢	29¢ at 34%	N/A
15.6	*(Half yearly and preliminary final reports)* **Interim dividend:** Current year	31¢	31¢ at 34%	N/A
15.7	Previous year	26¢	26¢ at 34%	N/A

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	65¢	55¢
15.9	Preference +securities		
	- PRYMES	6.36¢	-
	- CPS	112.3¢	135.0¢

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current period $A'm	Previous corresponding period $A'm
15.10	+Ordinary securities	165	132
15.11	Preference +securities		
	- PRYMES	9	-
	- CPS	-	16
15.12	Other equity instruments		
	- Series A non-cumulative capital securities	21	19
15.13	**Total**	**195**	**167**

The +dividend or distribution plans shown below are in operation.

[REFER ACCOMPANYING ANNOUNCEMENT]

The last date(s) for receipt of election notices for the +dividend or distribution plans	ORDINARY SHARES: 23 NOV 2001

Any other disclosures in relation to dividends (distributions)

[REFER ACCOMPANYING ANNOUNCEMENT]

+ See chapter 19 for defined terms.

st.george

St.George Bank Limited
ACN 055 513 070
Level 8, 182 George Street
Sydney NSW 2000
Telephone (02) 9236 1278
Facsimile (02) 9236 1899

9 November 2001

The Manager
Company Announcements
Australian Stock Exchange Limited
Level 4
20 Bridge Street
Sydney NSW 2000

Dear Sir

DOCUMENTATION TO SHAREHOLDERS

I attach the following documents currently being forwarded to the Bank's ordinary shareholders:

- Letter to shareholders
- Dividend Reinvestment Plan application form
- Proxy Form
- Notice of Meeting.

The Bank's PRYMES holders have also been sent an invitation to the meeting and a copy of the Notice of Meeting.

Yours sincerely

Michael Bowan
General Counsel & Secretary

St.George Bank Limited
ABN 92 055 513 070
Address all share correspondence to:
Computershare Investor Services Pty Limited
GPO Box 7045 Sydney NSW 1115 Australia
Phone: 1800 804 457
International: 61 3 9615 5970
Facsimile: 61 2 8234 5050
www.computershare.com.au

1 November 2001

FR

Mr A B Sample
Security Mailing Services
6 The Crescent
KINGSGROVE NSW 2208

Dear Shareholder

I have pleasure in inviting you to the Tenth Annual General Meeting of St.George Bank Limited. Our Notice of Meeting is enclosed with this letter.

The Annual General Meeting will be held in the Tumbalong Auditorium (Level 2), Sydney Convention and Exhibition Centre (South), Darling Harbour, Sydney on Friday 14 December 2001, commencing at 10.00am (Sydney time). Registration will commence at 9.00am. Please note the change of venue for this year's meeting. If you are attending the Annual General Meeting, please bring this bar-coded letter with you to facilitate your registration.

Should you be unable to attend the Annual General Meeting, I encourage you to complete the attached Proxy Form and return it in the reply paid envelope enclosed. To be effective for this meeting, completed Proxy Forms must be received at the St.George share registry (Computershare Investor Services) no later than 10.00am (Sydney time) on Wednesday, 12 December 2001. Please refer to the Proxy Form for address and facsimile details.

MELBOURNE MEETING

For our Victorian shareholders, the directors will be conducting our regular Shareholder Information Meeting in Melbourne in May 2002.

DIVIDEND REINVESTMENT PLAN

The Board intends to utilise actively the Bank's Dividend Reinvestment Plan (DRP) to assist with the management of the Bank's capital requirements. In accordance with this strategy and, to enable the DRP to be underwritten, the Board has decided to exercise certain of its discretions under the DRP, namely to:

(a) Re-introduce a DRP discount for the final 2001 dividend of 2.5%;

(b) Enable shareholders to participate in respect of their total shareholding (previously maximum participation was capped at 5,000 shares per shareholder); and

(c) Require shareholders wishing to participate in the DRP to notify the Bank at least five trading days before the Record Date.

The Board will consider for future dividends whether it is appropriate to continue with a DRP discount and without a cap on participation, depending upon circumstances (including, in particular, the Bank's capital requirements) at the relevant time.

Shareholders wishing to participate or change their level of participation in the DRP for the 2001 final dividend must return a completed DRP election form to the Bank's share registry by Friday 23 November 2001. Enclosed with this letter is a DRP notification form which you may complete and return in the reply paid envelope or by fax to the number indicated on the form.

If you currently participate in the DRP and do not wish to change your intention, you do not have to do anything, unless you hold more than 5,000 shares and wish for all of your shares to participate.

My fellow directors and I look forward to welcoming you to the Annual General Meeting. Following the Meeting, you are invited to join the directors and the Bank's senior executives for morning tea.

Yours faithfully

Frank Conroy
Executive Chairman

PROXY FORM

st.george

St.George Bank Limited
ABN 92 055 513 070

Appointment of Proxy for the Annual General Meeting of St.George Bank Limited to be held at the Tumbalong Auditorium (Level 2), Sydney Convention and Exhibition Centre (South), Darling Harbour, Sydney on Friday 14 December 2001, commencing at 10.00 am.

Mr A B Sample
Security Mailing Services
6 The Crescent
KINGSGROVE NSW 2208

being a member of St.George Bank Limited, appoints:

The Chairman of the Meeting ☐ **OR** Name: ________________
(place mark in box) (please print)

or failing the person so named or, if no person is named, the Chairman of the Meeting to vote in accordance with the following directions or, if no directions have been given, to vote or abstain as the proxy sees fit in respect of each resolution (including any procedural resolution), at the Annual General Meeting of St.George Bank Limited to be held on 14 December 2001 and any adjournment of that Meeting.

Directions to Proxy (Optional)
Instructions, for Completion Overleaf

	FOR	AGAINST	ABSTAIN
1) To receive and consider the financial statements and directors' reports for the year ended 30 September 2001.	☐	☐	☐
2) a. To re-elect Mr F J Conroy as a director.	☐	☐	☐
b. To re-elect Mr J J Mallick AM as a director.	☐	☐	☐
c. To re-elect Mr G J Reaney as a director.	☐	☐	☐
3) To increase the aggregrate remuneration of non-executive Directors.	☐	☐	☐

Appointment of a Second Proxy (Optional)
(Refer overleaf for further instructions on the appointment of a second proxy).

State here the percentage/number of your voting rights applicable to this form % ☐ or Number ☐

Signature(s) See instruction on reverse

First Shareholder/Director	2nd Shareholder/Secretary	3rd Shareholder/ Sole Director and Sole Secretary

A reply paid envelope is enclosed for the return of your completed Proxy Form.
To be effective, this completed Proxy Form must be received at the St.George Bank share registry (Computershare Investor Services, GPO Box 4519, Melbourne VIC 8060) or by facsimile (02) 8234 5435 **no later than 10.00 am (Sydney time) on Wednesday, 12 December 2001.**

Common Seal (if required)

SGB PRX

06/97(B)

61100
000013/FS

st.george

St.George Bank Limited
ABN 92 055 513 070

DIVIDEND REINVESTMENT PLAN

IMPORTANT INFORMATION, PLEASE READ CAREFULLY

Mr A B Sample
Security Mailing Services
6 The Crescent
KINGSGROVE NSW 2208

Note: ONLY AUSTRALIAN RESIDENTS MAY PARTICIPATE IN THE DRP.

We are pleased to advise that, the following will apply to the St.George Bank Dividend Reinvestment Plan (DRP) for the dividend to be paid on 14 December 2001.

- A discount of 2.5% will be offered.
- The maximum participation of 5,000 shares will be lifted, however the minimum participation of 100 shares will still apply.

FOR YOUR APPLICATION TO BE ACCEPTED FOR THE BANK'S FINAL DIVIDEND PAYABLE ON 14 DECEMBER 2001, THIS FORM MUST BE RECEIVED BY COMPUTERSHARE INVESTOR SERVICES, BY MAIL OR FACSIMILE BY **23 NOVEMBER 2001**.

To participate what do I need to do?

- If you **do not** currently participate in the DRP and would like to participate, or if you would like to change your participation in the DRP, please mark the appropriate box below.
- If you already participate in the DRP and hold less than 5,000 ordinary shares, you do not need to do anything.
- If you currently participate in the DRP and **hold more than 5,000** shares, and you wish for **ALL** of your shares to participate, please place a mark in the box for Full Participation below. If you do nothing, your participation in the DRP will be limited to 5,000 shares.

PLEASE READ THE INSTRUCTIONS ON THE REVERSE SIDE OF THIS FORM BEFORE COMPLETING.

Notice of Dividend Election/Notice of Variation

Where a choice is required, mark the box with an 'X'. ☒

☐ **ALL** Please mark the box with an 'X' if you wish all your shares to participate in the DRP.

☐ **PART** [ ] Please mark the box with an 'X' if you wish for part of your shareholding to participate in the DRP. Show the number of shares you would like to participate.

☐ **TERMINATION** Mark the box with an 'X' only if you already participate in the DRP and wish to cancel your participation.

SIGN HERE – This section must be completed for your instructions to be executed.

I/We authorise you to act in accordance with my/our instructions set-out above. I/We acknowledge that these instructions supersede and have priority over all previous instructions in respect to my/our shares. Where I/we have indicated participation in the Dividend Reinvestment Plan, I/we hereby agree to be bound by the Terms and Conditions of the Dividend Reinvestment Plan. By signing and lodging this form, I/we represent, warrant and agree that I/we am/are an Australian citizen or resident in Australia and not acting for the account or benefit of any person in the United States or other country other than Australia.

Individual or Shareholder 1	Shareholder 2	Shareholder 3
Director	Director/Company Secretary	Sole Director & Sole Company Secretary

Day / Month / Year

Note: When signed under power of attorney, the attorney states that they have not received a notice of revocation. Computershare Investor Services Pty Limited needs to sight a certified copy of the power of attorney.

SGB DRP

06/97(B)

61100
000013/FS

st.george

St.George Bank Limited ABN 92 055 513 070

NOTICE OF MEETING

NOTICE is hereby given that the Annual General Meeting of St.George Bank Limited ('the Bank') will be held at the Tumbalong Auditorium (Level 2), Sydney Convention and Exhibition Centre (South), Darling Harbour, Sydney on Friday 14 December 2001, commencing at 10.00 am.

Please refer to the accompanying Explanatory Notes on the Agenda Items, which form part of this Notice of Meeting, for more information on the various resolutions proposed.

ORDINARY BUSINESS

1. ACCOUNTS AND REPORTS

To receive and consider the financial statements and directors' report for the year ended 30 September 2001 together with the directors' declaration and auditor's report on the financial statements, and, if thought fit, pass the following resolution:

That the reports of the directors and auditors, the directors' declaration and the financial statements of the Bank for the year ended 30 September 2001 be received and adopted.

2. ELECTION OF DIRECTORS

To consider, and if thought fit, pass the following resolutions:

(a) **That** Mr F J Conroy, who retires in accordance with Article 73(1), be re-elected as a director of the Bank.

(b) **That** Mr J J Mallick AM, who retires in accordance with Article 73(1), be re-elected as a director of the Bank.

(c) **That** Mr G J Reaney, who retires in accordance with Article 73(1), be re-elected as a director of the Bank.

SPECIAL BUSINESS

3. NON-EXECUTIVE DIRECTORS' REMUNERATION

To consider, and if thought fit, pass the following resolution:

That the aggregate sum payable for remuneration of non-executive Directors in any financial year be increased by an amount of $400,000 from $800,000 to a total sum not exceeding $1,200,000, in addition to any compulsory superannuation guarantee contribution that the Bank makes on behalf of the directors.

VOTING RESTRICTIONS

Any vote cast on the resolution contained in Agenda Item 3 of this Notice of Meeting, by any Director of the Bank, or any associate of a Director, will be disregarded unless it is cast by:

(a) a person as proxy for a person who is entitled to vote, in accordance with any direction on the proxy form; or

(b) the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

PROXIES

A member entitled to attend and vote at the meeting is entitled to appoint not more than two proxies, neither of whom needs to be a member. Where more than one proxy is appointed, each proxy may be appointed to represent a specified proportion of the member's voting rights or the number of shares each proxy is appointed to exercise. If no such proportion or number is specified, each proxy may exercise half the member's voting rights.

Unless the member specifically directs the proxy how to vote, the proxy may vote as he or she thinks fit or abstain from voting.

If you wish to appoint a proxy, you should complete the enclosed Proxy Form. To be effective, the form must be received no later than 10.00 am (Sydney time) on Wednesday 12 December 2001 at the Bank's share registry at Computershare Investor Services, Level 3, 60 Carrington Street, Sydney NSW 2000, (GPO Box 4519, Melbourne VIC 8060, Australia) or be received by facsimile to (02) 8234 5435 by that time.

The Bank has determined in accordance with Section 1109N of the Corporations Act that for the purpose of voting at the meeting, shareholders will be taken to be those persons recorded on the Bank's register of ordinary shareholders as at 10.00 am (Sydney time) on Wednesday 12 December 2001.

JOINT HOLDERS

In the case of joint holders, the vote of the holder whose name appears first in the register of members, whether in person or by proxy or by attorney or by representative, shall be accepted to the exclusion of the vote(s) of the other joint holder.

Dated 29 October 2001

By Order of the Board
M H S Bowan
General Counsel and Secretary

EXPLANATORY NOTES ON AGENDA ITEMS

Item 1: ACCOUNTS AND REPORTS

To receive and consider the financial statements and directors' report for the year ended 30 September 2001 together with the directors' declaration and the auditor's report on the financial statements.

Item 2:
ELECTION OF DIRECTORS

There are three persons to be elected to the position of director. The following candidates present themselves:

(a) Mr F J Conroy;

(b) Mr J J Mallick AM; and

(c) Mr G J Reaney,

each of whom retires in accordance with Article 73(1).

Profiles on each candidate are set out as follows:

Frank John Conroy B Comm MBA
Executive Chairman

Frank Conroy, aged 59, is a professional company director. A former career banker, he joined the St.George Board in August 1995 and was appointed Deputy Chairman in January 1996 and Chairman in September 1996. Mr Conroy is Chairman of Australian Pharmaceutical Industries Limited and Orix Australia Corporation Limited. He is also a director of Futuris Corporation Limited and Santos Limited.

John James Mallick AM FAII FICC (Canada)
Deputy Chairman

John Mallick, aged 67, joined the Board in August 1993 and was appointed Deputy Chairman in September 1996. He has been involved in the insurance industry for 42 years and was the Managing Director of the Sun Alliance and Royal Insurance Group until his retirement in 1994. He continues to be a non-executive director of Royal & Sun Alliance Australia Holdings Limited, Royal & Sun Alliance Life Assurance Australia Limited and Royal & Sun Alliance Financial Services Limited, and is also a director of Tyndall Australia Limited, Tyndall Investment Management (Australia) Limited and Tyndall Superannuation Limited. Mr Mallick was President of the Insurance Council of Australia Limited in 1984 and Deputy President in 1981. He is also a past President of the Australian Insurance Institute. Mr Mallick is Chairman of the Board's Audit and Compliance Committee and a member of the Nomination and Remuneration Committee. He is a nominee of the Board of Directors on the Bank's various staff superannuation funds and is a director of the Bank's funds administration subsidiary, SEALCORP Holdings Limited. He is also a Governor of St.George Foundation Limited.

Graham John Reaney B Comm CPA
Director

Graham Reaney, aged 58, was appointed to the Board in November 1996. He is a director of The Australian Gas Light Company Limited, Queensland Cement Limited and So Natural Foods Limited and Chairman of Open Telecommunications Limited and Australian Rural Group Limited. Mr Reaney's business experience spans 30 years during which he has held a number of senior corporate appointments, including as Managing Director of National Foods Limited. Other former positions included Operations Director and Managing Director of Industrial Equity Limited, where Mr Reaney had responsibility for managing a range of businesses in the food and beverage and resource and service sectors. Mr Reaney is Chairman of the Board's Risk Management Committee and is also a member of the Board's Audit and Compliance Committee and the BankSA Advisory Board.

Item 3:
NON-EXECUTIVE DIRECTORS' REMUNERATION

Under the Bank's Constitution, the aggregate remuneration for non-executive Directors is determined by shareholders in general meeting. The amount determined is divided between the Directors as they decide. The last determination was at the Annual General Meeting in February 1998 following the merger with Advance Bank, with no increases being sought in 1999 or 2000. During that time, the Bank's basic earnings per share (before goodwill and significant items) has increased from 74.7 cents in September 1998 to 101.9 cents in September 2001. In addition there has been increasing responsibilities for and risks undertaken by Directors as the issues confronting the Bank become more complex.

The recommended increase is to a maximum of $1,200,000, in addition to any superannuation guarantee contributions that the Bank makes on behalf of Directors, to be paid in any financial year. This amount comprises directors' fees and fees for service on Board committees. The proposed increase recognises the contribution of the Directors in the Bank's improved performance and the increase in directors' responsibilities.

The Board has taken external advice on the proposed increase and is of the view that it will enable the Bank to pay directors' fees at levels similar to those of comparable organisations.

n e w s

r e l e a s e

st.george

ST.GEORGE INCREASES DOMESTIC BENCHMARK

9 November 2001
RE021101

St.George Bank Limited announces today the launch of a domestic $300 million Fixed Rate Transferable Deposits ("FRTDs") issue. The FRTDs will mature on 15 September 2004 and will be fungible with the A$350 million issue of FRTDs on 15 May 2001. Pricing is expected on Monday 12 November.

The issue will feature St.George Bank as Lead Manager and ABN Amro, Macquarie Bank and UBS Warburg as Co-Managers. The issue of FRTDs consolidates St.George's strategy of maintaining large, liquid issues.

Media Contact: Jeff Sheehan, Chief Manager, Capital Markets
Tel: 02 9320 5510

news release

st.george

**ST.GEORGE ISSUE
INCREASED AND PRICED**

12 November 2001
RE031101

St.George Bank Limited announces the pricing today of its $400 million Fixed Rate Transferable Deposits ("FRTDs") issue. It was increased from the $300 million launched on Friday, 9 November. The issue was priced at a margin of 50 basis points over the September 2004 Commonwealth Government bond, offering a yield of 4.705% to investors. The coupon is 5.50%.

The FRTDs will mature on 15 September 2004 and will be settled on 15 November 2001. The issue was Lead Managed by St.George, with ABNAmro, Macquarie Bank and UBS Warburg as Co-Managers.

Strong demand from a broad range of institutional investors enabled the issue to be increased to $400 million. The issue consolidates St.George's strategy of establishing a yield curve of large, liquid benchmark issues. It increases its 15 September 2004 benchmark to $750 million. A $100 million Stock Lending Facility is also provided by St.George to assist in secondary market liquidity.

St.George is rated A by Standard & Poor's, A3 by Moody's (with positive outlook) and A+ by Fitch.

Media Contact: Jeff Sheehan, Chief Manager, Capital Markets
Tel: 02 9320 5510

To: Companies Announcements
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	417
Pages (Includes this page):	8
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**New Issue Announcement**
Date Sent:	23 November 2001
Bar Code:	

Please find Appendix 3B attached.

Yours sincerely

Michael Bowan
General Counsel and Secretary

ASXCAP

28Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

ST.GEORGE BANK LIMITED

ACN, ARBN or ARSN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	892,161 ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	1. 37,161@ $nil 2. 500,000 @ $9.41 3. 200,000 @ $13.38 4. 75,000 @ $10.30 5. 80,000 @ $8.58
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1. Awards exercised under St.George Bank Executive Performance Share Plan. 2-5. Options exercised under St.George Bank Executive Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	15/11/2001 - 7,283 16/11/2001 - 7,411 19/11/2001 - 16,667 23/11/2001 - 860,800

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
484,720,393	ordinary shares
3,000,000	PRYMES
174,965	8.5% unsecured capital notes
217,134	8.25% unsecured capital notes

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
10,547	Redeemable preference borrower share
359,095	Redeemable preference depositor share

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

To be treated in the same manner as other quoted ordinary shares.

+ See chapter 19 for defined terms.

4

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. *Cross reference: rule 7.7.*	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

+ See chapter 19 for defined terms.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Company Secretary Date: 23 November 2001

Print name: Michael Bowan

== == == == ==

+ See chapter 19 for defined terms.

st.george

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	418
Pages (Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**St.George Bank Dividend Reinvestment Plan**
Date Sent:	29 November 2001
Bar Code:	

Please be advised that 115,233,489 shares (subject to final adjustment after record date) will be participating in the DRP for the Bank's final dividend, to be paid on 14 December 2001.

Details regarding the number of new shares to be issued and the issue price will be advised on 4 December 2001.

Yours sincerely,

Michael Bowan
General Counsel and Secretary

ASXCAP

st.george

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	419
Pages (Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**Advance Capital Note Interest Payment**
Date Sent:	3 December 2001
Bar Code:	

St.George Bank Limited advises the record date for the Advance Capital Note interest payable on 31 December 2001 is 14 December 2001.

Yours sincerely

Michael Bowan
General Counsel and Secretary

ASXCAP

st.george

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	420
Pages(Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**Dividend Reinvestment Plan**
Date Sent:	4 December 2001
Bar Code:	

The issue price in respect of shares to be issued under the Bank's Dividend Reinvestment Plan for the Bank's final dividend, to be paid 14 December 2001 will be $16.28

Yours sincerely

Rhonda Lee Quan
Secretary

St. George Bank Limited Reinstatement of the Rule 12g3-2(b) Exemption

Exhibit Volume IV
(Exhibits 108-140)

INDEX

30 January 2001	351	Listing Rule Waiver	35
8 February 2001	352	News Release – Crusade Global Trust No.1 of 2001	36
19 February 2001	353	Converting Preference Shares	37
20 February 2001	354	Appendix 3B – Additional Information	38
21 February 2001	355	St.George Bank PRYMES	39
22 February 2001	356	St.George PRYMES – Dividend Rate	40
22 February 2001	357	St.George Bank's USD 938 million Crusade Global Offering Oversubscribed	41
22 February 2001	358	Change of Director's Interest in St.George Bank Limited	42
27 February 2001	359	Declaration of Dividend on Converting Preference Shares/Record Date	43
1 March 2001	360	Advance Capital Note Interest Payment	44
2 March 2001	361	Change in Director's Interest in St.George Bank Limited	45
6 March 2001	362	Conversion of Preference Shares	46
6 March 2001	363	New Issue Announcement	47
12 March 2001	364	St.George Bank PRYMES	48
21 March 2001	365	New Issue Announcement	49
28 March 2001	366	Completion of St.George Buy Back	50
29 March 2001	367	Appointment of Additional Secretary	51
2 March 2001	368	CPS Conversion Notice and Form 284	52
2 April 2001	369	Reintroduction of Dividend Reinvestment Plan ("DRP")	53
3 April 2001	370	New Issue Announcement	54
8 May 2001	371	News Release – St.George Announces 27% Increase in Interim Profit	55
8 November 2001	371	Financial Results and Dividend Announcement for the year ended 31 March 2001	56
8 May 2001	372	New Issue Announcement	57
9 May 2001	373	News release – St.George Establishes a New Domestic Benchmark	58
9 May 2001	374	New Issue Announcement	59
10 May 2001	375	News Release- St.George New Domestic Benchmark Issue Increased and Priced	60
14 May 2001	376	New Appointment for Advance Asset Management	61
17 May 2001	377	New Issue Announcement	62
21 May 2001	378	New Issue Announcement	63
28 May 2001	379	Address to Victorian Shareholders Presentation	64
30 May 2001	380	New Issue Announcement	65
31 May 2001	381	Advance Capital Note Interest Payment	66
12 June 2001	382	New Issue Announcement	67
15 June 2001	383	New Issue Announcement	68
15 June 2001	384	New Issue Announcement	69
19 June 2001	385	Dividend Reinvestment Plan	70
25 June 2001	386	Declaration of Dividend/Record Date for St.George Bank PRYMES	71
26 June 2001	387	Speculation concerning a possible transaction involving St.George Bank & Bankwest	72
29 June 2001	388	Change in Director's Interests in St.George Bank Limited	73

4 December 2001	421	Change in Director's Interests in St.George Bank Limited	108
5 December 2001	422	New Issue Announcement	109
12 December 2001	423	News release – St.George Announces New Chief Executive Officer	110
14 December 2001	424	Chairman's Address to St.George Bank's Annual General Meeting	111
14 December 2001	425	Slides Accompanying Chairman's Address to St.George Bank's Annual General Meeting	112
14 December 2001	426	St.George Bank Annual General Meeting – Resolutions Passed	113
17 December 2001	427	New Issue of Shares – Dividend Reinvestment Plan	114
27 December 2001	428	Appendix 3B	115
9 January 2002	429	Initial Directors' Interest Notices	116
21 January 2002	430	New Issue Announcement	117
25 January 2002	431	New Issue Announcement – Appendix 3B	118
29 January 2002	432	Declaration of Dividend/Record date for St. George Bank PRYMES	119
29 January 2002	433	Appointment of Gail Kelly as Managing Director of St. George Bank Limited	120
31 January 2002	434	Initial Director's Interest Notices	121
1 February 2002	435	News release – St.George Raises New Tier 2 Capital	122
1 February 2002	436	News release – St.George New Tier 2 Capital Issue Oversubscribed	123
22 February 2002	437	New Issue Announcement – Appendix 3B	124
25 February 2002	438	Advance Capital Note Interest Payment	125
28 February 2002	439	New Issue Announcement – Appendix 3B	126
4 March 2002	440	News Release – St.George Crusade Global Trust No.1 of 2002	127
14 March 2002	441	News release – Crusade Global Trust No.1 of 2002 Priced	128
9 March 2002	442	New Issue Announcement – Appendix 3B	129
22 March 2002	443	New Issue Announcement – Appendix 3B	130
28 March 2002	444	Resignation of Group Executive Investment Services	131
8 April 2002	445	Appointment of New Group Executive, Personal Banking	132
17 April 2002	446	New Issue Announcement – Appendix 3B	133
30 April 2002	447	News Release – Strategic Review of St. George Investment Services Division Leads to Revised Carrying Value for WealthPoint Goodwill	134
7 May 2002	448	News Release – Interim Profit 41% Increase	135
7 May 2002	448	Group financial results and dividend announcement for the half-year ended 31 March 2002	136
6 May 2002	449	St. George Bank Limited - 2002 Interim Results	137
6 May 2002	449	Presentation – 2002 Interim Results St. George Bank Ltd.	138
8 May 2002	450	News Release – Moody's Upgrades Bank's Credit Rating	139
8 May 2002	451	New Issue Announcement – Appendix 3B	140

st.george

To: Companies Announcements
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	421
Pages(Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	***CHANGE IN DIRECTORS' INTERESTS IN ST.GEORGE BANK LIMITED***
Date Sent:	4 December 2001
Bar Code:	

On behalf of the Directors of St.George Bank listed below, I advise changes to their relevant interests in the Bank. These changes follow purchases made pursuant to participation in the St.George Bank Non-Executive Share Purchase Plan and the St.George Bank Dividend Reinvestment Plan (DRP).

- Non-Executive Share Purchase Plan shares were made effective 23 November 2001 with a purchase price of $17.37.
- DRP purchases will be made effective 14 December 2001 with a purchase price of $16.28.

Director	Non-Executive Share Purchase Plan	DRP	Total Holding	
			SGB Ordinary Shares	SGB PRYMES
Mr Frank Conroy	1,151	233	11,417	63
Mr John Mallick	1,439	215	10,491	43
Mr Leonard Bleasel	-	485	23,718	427
Mr John Curtis	2,591	-	12,405	-
Ms Geri Ettinger	1,727	573	28,010	53
Mr Paul Isherwood	4,822	406	19,824	-
Mr Graham Reaney	3,455	-	38,756	-

Yours sincerely

Michael Bowan
General Counsel and S

02 MAY 21 AM 10: 1

st.george

To: Companies Announcements
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	422
Pages(Includes this page):	8
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**New Issue Announcement**
Date Sent:	5 December 2001
Bar Code:	

Please find Appendix 3B attached.

Yours sincerely

Michael Bowan
General Counsel and Secretary

28Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

ST.GEORGE BANK LIMITED

ACN, ARBN or ARSN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	3,904 ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Awards exercised under St.George Bank Executive Performance Share Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	04/12/2001

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
484,724,297	ordinary shares
3,000,000	PRYMES
174,965	8.5% unsecured capital notes
217,134	8.25% unsecured capital notes

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
10,547	Redeemable preference borrower share
359,095	Redeemable preference depositor share

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	To be treated in the same manner as other quoted ordinary shares.

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents *Note: Security holders must be told how their entitlements are to be dealt with.* Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

+ See chapter 19 for defined terms.

25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

+ See chapter 19 for defined terms.

5

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	
39 Class of +securities for which quotation is sought	
40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41 Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

Number	+Class

+ See chapter 19 for defined terms.

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

+ See chapter 19 for defined terms.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Company Secretary Date: 5 December 2001

Print name: Michael Bowan

== == == == ==

+ See chapter 19 for defined terms.

news

release

12 December, 2001

ST.GEORGE ANNOUNCES NEW CHIEF EXECUTIVE OFFICER

The Board of St.George Bank Limited today announced the appointment of Mrs. Gail Kelly as Chief Executive Officer. Mrs. Kelly replaces Mr. Ed O'Neal who died on 16 September 2001.

Mrs. Kelly joined the Commonwealth Bank of Australia as General Manager, Strategic Marketing in November 1997 and, in January 2000, was appointed Head of Customer Service division and a member of the Executive Committee reporting to the Chief Executive, Mr. David Murray.

The Executive Chairman of St.George, Mr. Frank Conroy, said:

"The Board is delighted to welcome Mrs. Kelly to the Bank. She is an outstanding Executive with the qualities to continue the momentum of high performance within the Bank."

Mrs. Kelly migrated to Australia from South Africa in 1997 and is now an Australian citizen. She served previously with Nedcor Bank one of the largest banks in South Africa as General Manager, Cards (1992 - 96) and General Manager, Personal Banking (1996 - 97).

Mr. Conroy commented that the remuneration arrangements for Mrs. Kelly were broadly in line with those applying to her predecessor, Mr. O'Neal and will include the issue of one million options under the Bank's Executive Option Plan in two tranches of 250,000 and a third of 500,000. The exercise of the options will be subject to a performance hurdle related to growth in earnings per share.

The Board has also agreed to grant Mrs. Kelly 100,000 shares under the Bank's Executive Performance Plan on the basis of 25,000 from the date of signing a service agreement with St. George and 25,000 in each of the subsequent three years. No performance hurdle will apply to these shares.

"The purpose of the shares is to compensate Mrs. Kelly for long term and other incentive remuneration which would have been foregone by leaving her previous employer." Mr. Conroy said.

Mrs. Kelly is expected to commence in her new role early in 2002.

ENDS

For more information contact Adam Cooke, St.George Corporate Relations, Tel: (02) 9952 1247 or 0411 259 432.

Mrs. Gail Kelly
Additional Background

On 12 December 2001, Mrs. Gail Kelly was appointed Chief Executive Officer of St George Bank. Mrs. Kelly will formally take up the position on 14 January 2002.

Mrs. Kelly joins St George from the Commonwealth Bank of Australia, where she served in her most recent role as Head of the Customer Service Division. In this role, she was accountable for the management and performance of the Commonwealth Bank Proprietary Distribution Network. This includes the Branch Network, Business Banking Centres, Direct Banking, ATM and EFTPOS Networks as well as the Agency relationship with Australia Post. Total staff in the Customer Service Division number approximately 20,000 (FTE). In this role, which Mrs. Kelly held from January 2000 to December 2001, she was a direct report to the Chief Executive, Mr. David Murray, and served on the Bank's Executive Committee, Asset and Liability Committee and Credit Committee. She was also a Director of Homepath Pty Ltd, Commonwealth Managed Investments Ltd and State Bank of NSW Ltd.

Mrs. Kelly commenced employment with the Commonwealth Bank in November 1997, with her appointment to the position of General Manager, Strategic Marketing. Between 1980 and 1997, she was employed by Nedcor Bank, one of the four major banks in South Africa. During this time, Mrs. Kelly held a number of senior roles including:

- General Manager, Human Resources: 1989 – 1991
- General Manager, Card Division: 1992 – 1996
- General Manager, Personal Banking: 1996 – 1997

Mrs. Kelly holds a Higher Diploma of Education as well as a Bachelor of Arts and Master of Business Administration (with distinction). She has also completed the INSEAD Advanced Management Programme.

In October 1997, Mrs. Kelly and her family migrated to Australia. She is now an Australian citizen.

st.george

GRANT OF LONG TERM INCENTIVES TO MRS. GAIL KELLY

Mrs Kelly has been appointed as Chief Executive Officer of St. George Bank Limited commencing 14 January 2001.

In consideration of Mrs. Kelly's appointment, she will be granted 1,000,000 options over unissued ordinary shares pursuant to St. George's Executive Option Plan, as modified by the following terms:

- On exercise each option will entitle Mrs. Kelly to one fully paid ordinary share.
- The strike price will be calculated on the weighted average ASX price of St. George shares during the ten days prior to the announcement of Mrs. Kelly's appointment; and an exercise premium representing the time value of money, calculated by using the difference between the actual dividends and the bond yields between the date of grant of the options and the earliest scheduled date for exercise.
- 250 000 options may be exercised any time between 30 months after Mrs. Kelly's appointment and 60 months after the date of grant if during:
    - the two year period ending 30 September 2003; or
    - the year ending 30 September 2004; or
    - the year ending 30 September 2005,

  the basic earnings per ordinary St George share (which was 101.9 cents) before significant items and goodwill (***EPS***) exceeds the EPS for the year ended 30 September 2001 by more than that figure at 30 September 2001 would have reached had EPS grown at an annual rate of 10% compounded annually.
- 250 000 options may be exercised any time between 42 months after Mrs. Kelly's appointment and 60 months after the date of grant if EPS for the year ending:
    - 30 September 2004 exceeds the EPS for the year ending 30 September 2003 by more than 10%; or
    - 30 September 2004 exceeds EPS for the year ended 30 September 2001 by more than that figure which EPS would have reached had EPS grown at an annual rate of 10% compounding annually.
- 500 000 options may be exercised any time between 54 months after Mrs. Kelly's appointment and 60 months after the date of grant. These options may only be exercised if EPS for the year ending:
    - 30 September 2005 exceeds the EPS for the year ending 30 September 2004 by more than 10%; or

- 30 September 2005 exceeds the EPS for the year ended 30 September 2001 by more than that figure which EPS at 30 September 2001 would have reached had EPS grown at an annual rate of 10% compounding annually.

- Options not exercised within five years of the date of grant will lapse.
- In consideration of Mrs. Kelly's appointment, she will also be granted 100 000 fully paid ordinary St. George shares pursuant to St. George's Performance Share Plan on the following terms:
  - Four tranches of 25 000 shares.
  - One tranche will vest each year on the day of Mrs. Kelly's appointment and succeeding anniversaries of that day, subject to Mrs. Kelly remaining employed by St. George.

To: Companies Announcements
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	424
Pages(Includes this page):	17
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**CHAIRMAN'S ADDRESS TO ST.GEORGE BANK'S ANNUAL GENERAL MEETING**
Date Sent:	14 December 2001
Bar Code:	

I attach the address of the Chairman, Mr Frank Conroy to the St.George Bank Limited Annual General Meeting at 10.00am today.

Yours sincerely

Michael Bowan
General Counsel and Secretary

From the outset, can I say how pleased I am to report on the progress of the Bank for the period to 30 September and trading for the first two months of the current year.

We appreciate the support that our shareholders have given us in the past. It has been a demanding time, but one characterized by solid achievements and the delivery on promises. I look forward to providing a status report on those activities today.

Before I do that, however, I want to acknowledge with you the terrible loss the Bank felt with the passing of our former Chief Executive Officer, Ed O'Neal. His death on the 16th of September was obviously very sudden. It shocked and saddened us all.

Ed was admired by everyone who had the privilege of meeting him. He was passionate about life and about understanding people. He was also passionate about St.George.

Ed shared the Board's focus on building a resilient Bank that would have a strong future. He was the driving force behind the Bank's achievements in recent years – both structural and financial.

Ed was also an inspirational leader. He empowered the Executive to run their businesses confidently and independently. He created a very strong and disciplined Executive Team who transformed the performance of the Bank over the past 12 months.

We all miss him greatly.

When I spoke with you at our Annual Meeting last December, I said that shareholders would gain significantly from the strategy Ed and his executive team were following. The Bank's performance this year is proof of that statement. The only sadness is that he is not with us to report the results to you.

Over the past several weeks, the Directors have been conducting a highly disciplined executive search process to find a suitable replacement for Ed.

On behalf of the Directors, I am pleased to confirm the announcement of Wednesday last that the Board has appointed Mrs. Gail Kelly as our new Chief Executive Officer. Mrs. Kelly comes to us from the Commonwealth Bank where her previous role was Head of Customer Service division and a member of the Executive Committee reporting to the Chief Executive, Mr. David Murray.

Mrs. Kelly migrated to Australia from South Africa in 1997 and is now an Australian citizen. She served previously with Nedcor Bank one of the four major banks in South Africa as General Manager, Cards and later as General Manager, Personal Banking. She joined the Commonwealth Bank in November, 1997 as General Manager, Strategic Marketing.

In our public announcement, we commented that the Directors were delighted to welcome Mrs. Kelly to the Bank. She is an outstanding Executive with the qualities to continue the momentum of high performance within the Bank.

The Directors have entered into certain remuneration arrangements with Mrs. Kelly which are broadly in line with those applying to her predecessor, and current practice in the market for executives of Mrs. Kelly's experience and caliber. The arrangements include the issue of one million options under the Bank's Executive Option plan in two tranches of 250,000 and a third of 500,000.

The exercise of the options will be subject to a performance hurdle related to growth in earnings per share.

The Board has also agreed to grant Mrs. Kelly 100,000 shares under the Bank's Executive Performance Plan on the basis of 25,000 from the date of signing a Service Agreement with St.George and 25,000 in each of the subsequent three years.

No performance hurdle will apply to these shares.

The purpose of granting the shares is to compensate Mrs. Kelly for long term and other incentive remuneration which would have been foregone by leaving her previous employer.

Mrs. Kelly is leaving the Commonwealth Bank today and will commence with St.George on 14 January.

If I can now summarise the performance highlights for the past year.

As we have reported to shareholders, profit after tax and before significant items was $376 million, which is an increase of 33 per cent on the previous period. The amount of significant items was mainly comprised of the write-down in value of certain investments as announced on 31 October of $50 million or $40 million after tax.

The profit available to shareholders was $336 million, an increase of 17.5 per cent on the previous year's record.

St.George has never been in a stronger operational or financial position.

Return on average equity (before goodwill and significant items) was a commendable 16.6 per cent this year, compared with 13.9 per cent last year.

Basic earnings per share, before significant items and goodwill amortisation, grew by 22.8 per cent to 101.9 cents per share.

The Bank's outstanding performance reflects the many benefits flowing through from the Best Bank or redesign program, supplemented by strong growth in business volumes.

In light of the improved financial performance, we are paying today a final, fully franked dividend of 34 cents per ordinary share. That takes the full year dividend to 65 cents per ordinary share, an increase of 10 cents – or 18 per cent on last year.

That is the third consecutive increase in 18 months and is a strong indication of the Directors' confidence in the Bank.

A Dividend Reinvestment Plan is operating for the final dividend. There is a discount of 2.5 per cent with a minimum participation of 100 shares. The cap on share participation has been removed.

These changes to the DRP, which applied for the final dividend, have ensured that existing shareholders had the first opportunity to participate in the increase in ordinary capital required for the Wealthpoint acquisition.

I am informed that we had an enthusiastic response to this plan from our individual shareholders.

The Directors will continue to review the operation of a participation cap and status of the discount for future dividends. Shareholders should note that these elements of the Dividend Reinvestment Plan form an important role in the overall capital management of the Bank.

The DRP has been underwritten to ensure at least $120 million of the 2001 final dividend is reinvested in the Bank.

In addition to the DRP, the Bank has implemented a range of capital management and securitisation initiatives during the year. These initiatives aim to maintain appropriate capital levels to support the Bank's operations. They also generally have the effect of lowering the overall cost of capital and enhancing earnings per share.

In March, the Bank converted $360 million of convertible preference shares into 28.2 million ordinary shares. Holders of these securities were paid a pro-rata dividend of 44.8 cents for the period to the conversion date on 29 March 2001.

Earlier this year, the Bank also offered shareholders two innovative instruments, through issuing new preference shares and effecting a buy-back. These instruments

were designed to help ensure benefits from our capital management initiatives would be distributed as widely as possible to our shareholders. They proved extremely popular.

Firstly, our PRYMES issue, which is an acronym for Preferred Resetting Yield Marketable Equity Securities, offered a preferred share with a highly competitive, fully franked dividend rate of 6.36 per cent.

Secondly, our Sell Back Rights gave shareholders the opportunity to participate in the generous buy-back price determined by the Board, whether or not they wished to sell shares back to the Bank. Unfortunately, after lengthy discussions with the Australian Tax Office, we were informed in August that the Sell Back Rights would be liable to income tax.

Although we disagree strongly with the Tax Office ruling and have taken legal advice on shareholders' behalf, we immediately informed shareholders of the decision. We are committed to contest this issue in the courts and will keep shareholders informed of further developments.

During the year, the Group's total assets increased to $50.8 billion. That was after taking into account two successful mortgage-backed securitisations, issued to the offshore and domestic markets in February and September, totaling $3.3 billion.

The Bank's performance this year is particularly pleasing because it continues a now established trend of sustained improvement.

This slide shows the movement in our key performance measures. It graphs the measures over the past two financial years.

The graph in the top left hand corner shows the growth in profit after tax. Momentum there is clearly accelerating. The Bank's earnings per share growth is shown on the right, at the top.

The bottom left hand graph shows the sustained improvement the Bank has delivered with Return on Average Ordinary Equity.

The graph to the right of that highlights the Bank's progress with the expense to income ratio. Calculated after excluding goodwill and significant items, this ratio has improved substantially. Over the last year, it has fallen to 53.6 per cent, from 58.2 per cent and reflects not only the good work done through the Best Bank program of reducing the overall level of costs, but also the enhancement to total revenue through several initiatives throughout the year.

The important point is that the improvements are across the full spectrum and they are being sustained. A very balanced and disciplined management focus has been key to this success.

That focus has meant that, in addition to an outstanding operational result, the Bank has delivered on a range of structural improvements and performance commitments made to our shareholders last year.

We outlined the Bank's redesign program, Best Bank, to you in last year's Annual Report. Best Bank has been delivered on time and ahead of target and it fulfils a commitment made in August last year.

Another key focus has been our residential and consumer loans. We have had favourable results there, in both absolute and relative terms, over the year.

We experienced solid growth in non-interest income from a variety of sources. Non-interest income now represents 36 per cent of total income.

While achieving this, the Bank has further improved its customer satisfaction ratings. At the same time, St.George has maintained its market leading credit quality.

We are proud of these achievements. I should now like to address each of these areas, before I discuss the Bank's approach to future growth.

Firstly, the redesign program. This has enabled us to accelerate the realisation of operational savings, efficiency improvements and revenue growth.

The objective of the program was to achieve in two years what might have taken up to five years in the normal course of business. It has exceeded our expectations. The changes delivered a strong pre-tax contribution of $80 million this year, higher than originally targeted.

The Bank now has a new target of $145 million in annualized performance improvements. Revenue has significantly increased and the Group's service capability has been measurably enhanced. I will cover just a few of the - almost 1,000 - changes that have been implemented.

Some of you may have already experienced our upgraded Internet and phone banking services.

Customers can now use the "touch tone" interactive voice recognition system to do most of their banking. Without needing to consult an operator, customers can transfer funds, pay bills, redraw on their mortgage payments, stop payments, issue interest instructions, order cheques and access cheque payment details.

We have also added extra capacity to our Internet banking facilities. The customer response has been very positive, with St.George now having over 380,000 registered Internet banking customers conducting approximately 1.7 million transactions per month.

Also, as part of Best Bank, a range of manual processes have been automated and our branch based technology platforms have been upgraded.

Fee collection and some aspects of cash balancing in branches are now automated. Many transactions are now conducted more easily and quickly. These improvements give staff more time to devote to customers, rather than attending to system needs or paperwork.

Another Best Bank outcome was to implement a three-tier branch network, to align service delivery with customer needs. That is now in place. The Group now has 40 Automated Banking Centers offering electronic services through the Internet, telephone and automatic teller machines. Members of our staff are on hand to support customers and to show them how to use the new technology.

We also have 50 Financial Service Centres offering a full range of banking and wealth management services. These complement the Group's 300 traditional branches across Australia.

While many banks are reducing their branch numbers, St.George has not pursued branch closures and we still provide face-to-face customer support in our sites.

In April this year, we introduced value based pricing. This ensures better matching of fees to the service channels that the customer selects or, in other words, the way our customers wish to interact with the Bank. This resulted in slightly higher fees for some customers who need occasional services such as temporary overdrafts. Most customers who access the Group's more cost effective electronic channels, however, are benefiting from the revised fee structure.

The Bank has outsourced a range of non-core and support functions during the year, including property management, cheque encoding and car park facilities. We think other people perform these functions more cost effectively than we can.

As a result, costs have been reduced and functionality has improved.

It has been a far reaching and significant project. Not surprisingly, staff morale dipped during the Best Bank process. We expected this to occur and planned to minimize the effect. I am pleased to report that staff satisfaction has now increased as our people are seeing the benefits of the redesign flow through. They are also now seeing how they personally play an important role in our reinvigorated organization.

The renewed energy is also showing up in our business volumes.

Retail funding recorded the strongest growth since the 1997 acquisition of Advance Bank, increasing by 12.1 per cent, to $25.7 billion.

The Group's market share of residential loan receivables has stabilised during the year. Residential loans (both on and off balance sheet) grew 2.8 per cent for the six months to 31 March 2001 and 6.4 per cent for the six months to 30 September 2001.

Despite intense competition in mortgage margins through the year, our interest margin increased slightly to 2.76 per cent from 2.70 per cent in the previous year.

Owner Occupied Mortgages volumes grew 9.9 per cent over the year. The healthier business volumes contributed to strong growth in the Bank's non-interest income levels.

Non-interest income grew by 23.6 per cent over the year. In addition to the improved business volumes, better fee collection and our value-based pricing policy contributed to this growth. I believe the Bank has potential for further growth in this area.

I mentioned to you earlier that we have increased the proportion of total income represented by non-interest income. This graph shows our level of non-interest income as compared to the other banks. It graphs the percentage of other income to overall revenue and highlights further potential for St.George. We plan continued growth to come from two major sources:

Firstly, there has been 69 per cent growth in automatic teller machines this period. The red columns on this graph show the increased size of the ATM network. The transactions are shown by the yellow line. There has been a 38 per cent increase in the number of transactions over the last two years.

The second major driver in the growth of non-interest income is EFTPOS services.

The red columns show the increase in the number of transactions. Transactions have grown two and a half times over the last two years and the number of terminals (the yellow line) in excess of one and a half times over the same period.

We have spoken to you before about the strength of the Bank's customer satisfaction ratings relative to our peers. The Bank's commitment to this is demonstrated by customer satisfaction being a key performance measure for all staff. A proportion of annual incentive compensation is also based on survey results. These initiatives are bearing fruit.

This shows the satisfaction of our customers, over the past two years, up until the last survey in September this year. The red line is St.George, the yellow line is the average of the majors. St.George continues to maintain its position well ahead of the four major banks for customer satisfaction nationally.

The cost of acquiring customers is increasing. Therefore, retaining and building on our existing customer base makes economic sense. Based on our customer satisfaction ratings, we are at an advantage compared to our peers. This result is an excellent achievement on the part of our management and staff.

The Bank's positioning in regard to customer satisfaction is key to its future strategies. I will come back to that shortly.

The final focus area is of particular merit. All of the achievements I have mentioned so far have been delivered while maintaining the Bank's market leading credit quality.

Our excellent credit quality remains a differentiator for St.George. On both of these graphs, St.George is shown by the red line. What they highlight is our low level of provisioning and impaired assets, as compared to other banks. St.George is in a strong position at this point in the credit cycle.

That is due, in part, to our relatively small exposure to problem loans to large corporations. Our net impaired assets at year-end amounted to just 0.10 per cent of total assets.

St.George today is in a category of its own. With an asset base of more than $50 billion, we are ranked after the four major banks, but a long way ahead of Australia's regional banks. We have delivered the best ever financial result for the Group, while maintaining and enhancing both customer satisfaction and the quality of our book and the Bank has delivered on its redesign promises.

We face 2002 as a robust company with strong and improving growth potential. Our approach to growth, however, is different to other Banks. Rather than aiming to be the biggest, we continue to aim to be the best. Quite simply, our aim is to become the most admired Bank in Australia.

We will do that by consistently giving customers their best banking experience. We are renowned for our commitment and our loyalty to our customers. That is core to everything we do. We have stayed true to that - and will continue to stay true to it in the future.

In June this year, through the Shareholder Magazine, Ed O'Neal introduced to you some of our strategies for the future – our strategic horizons. So, finally this morning, I will share with you our plans for continuing this strong growth momentum.

The Bank's strategy involves a series of concurrent activities over different time horizons. The first horizon is to improve, extend and defend our core banking business. Put in plain words, we want to do more profitable business with our existing customers. We see this as the main profitability driver over the next few years.

The second horizon is to invest in high-growth and high-return complementary businesses that extend the depth and reach of our financial services businesses. This is reflected largely in our efforts to expand our wealth management initiatives or

providing both existing and new customers different avenues for investment of their savings and superannuation funds.

Our third horizon is to invest conservatively in new business models and opportunities.

The Best Bank initiative has been core to our First Horizon activities and the benefits will continue to be realized. In parallel with that, we are focusing on improving the amount of profitable business we do with our 2.6 million customers.

The Bank's very strong existing customer relationships represent a growth opportunity for St.George. Management is leveraging that opportunity to help drive business volumes. Let me give you some background.

This chart shows how customer satisfaction translates into customers being more likely, if given the opportunity, to purchase a product from us - rather than from our competitors. This is an advantage for the Bank, particularly given that we currently have relatively fewer products per customer compared to other banks.

The graph shows our products per customers – as measured independently by Roy Morgan Research. It is now at 1.9.

Although that has already grown from 1.6 in March last year, we clearly have greater potential to increase the number of products per customer than do the major banks.

This will be done with care and sensitivity. We are committed to listen carefully to our customers, to assess their requirements and to respond to their needs. Importantly, too, from our shareholders' perspective, we want to grow our profits to further strengthen the financial position of the Bank.

So, they are some details around the first area of our strategy – maximizing our present business and being the best we can be right now.

The Bank's long-term strategy also gives priority to our second horizon businesses. These are businesses whose returns on equity exceed those of our traditional core banking business.

St.George believes that these businesses should be complementary to our existing core business. Some key investments in this horizon include SEALCORP, WealthPoint, Advance Funds Management and the St.George Private Bank, all of which form the platform of the Bank's wealth management business.

Scottish Pacific provides useful cash flow and working capital financing for our smaller business customers to enable them to grow their businesses prudently.

With the third horizon, the Bank aims to acquire or develop a limited number of potentially high-growth businesses. We believe that companies committed to exploring this horizon are the companies that have sustainable long-term growth. It is the higher innovation end of our strategy.

Because it is innovative or, in some sense entrepreneurial if you like, not all the investments will be successful. Additionally, they will not develop at the pace we would normally expect from more traditional businesses.

You are aware that we have written-down the value of a number of these investments due to changes in market conditions and the generally current uncertain economic climate. We do, however, view the majority of these investments as integral to our long-term strategy and review them regularly for their continued strategic fit.

Dragondirect is a good example of a highly successful third horizon initiative. This initiative capitalizes on the strong St.George identity without involving the traditional branch network. It is modeled on a similar offering from ING, but is using the stronger brand of St.George. It offers products exclusively by Internet and telephone.

This table compares dragondirect to our competitor, and shows how effective this structure has been for St.George. The "directsaver" offered through dragondirect has

attracted $1.9 billion in retail deposits over the past 13 months. About 70 per cent of those funds have originated from customers new to the Bank.

What is of particular interest on this slide, is the average size of the accounts and the deposits per dollar spent on media advertising.

More recently, we have introduced access to funds management through this very cost effective channel.

The Bank has, I believe, a well thought out and balanced approach to future growth. As we drive that growth, the Directors are committed to maintaining the historical values of the Bank.

I know that many of our shareholders are proud that St.George stands apart because of its relationship with the community. That will be strengthened as we prepare for the future. Our ongoing work with the St.George Foundation is just one example.

The Foundation, our charitable trust for young Australians, has just had its 11th anniversary. The Foundation provides financial assistance for new technologies, youth workers, research, equipment, mobility and learning aids, special children's camps and counseling and therapy programs. Over the past decade, it has contributed over five million dollars to charitable organisations across the country and helped thousands of children become "the best they can be".

The Foundation is just one avenue through which St.George supports the community.

Many of you would know that we have a long history of sponsoring the Salvation Army Red Shield Appeal. Our sponsorship has been in place for over 17 years.

One activity that you may not be aware of is our support for the Wesley Mission Credit Line. St.George meets the cost of the wages of staff who provide free advice to people in financial difficulties.

While strong investor returns are a priority for St.George, we recognize that you, our shareholders, want to invest in an organization which is ethical towards its staff and the broader community. These activities are just some ways that we live those values.

I know most of you would be aware that, from 1 July 2002, the Bank's ownership restriction will be able to be changed by special resolution. The current restriction limits individual shareholders to no more than 10 per cent of the Bank's shares.

Once that date arrives, we will assume a similar status to other companies with open share registers. We believe that St.George is well prepared for this next phase in its development and the Bank's strategies for the future go well beyond July 2002.

All of us at St.George have always considered that the best course of action was to remain focused on continuing to improve performance and thereby increase value for our shareholders. That will continue to be our focus.

I have no doubt that, from time to time, you will have read reports in the media of potential acquirers of St.George conducting due diligence on the Bank. Recent mischievous reports involved the speculation that we are to divest our Sealcorp business.

Over the next few months, I am sure there will be a continuing array of similar reports as market commentators seek to speculate on the future of this Bank.

Shareholders should be very wary of such speculation.

The value of the St.George franchise and distribution capability is considerable and many parties have initiated discussions with the Bank over past periods. This is normal company practice. It would be inappropriate to report these discussions to the market as they are usually tentative and far from conclusive.

The Directors are conscious of their obligations under the continuous disclosure requirements of the Australian Stock Exchange.

It is the Bank's policy, however, not to comment on unsubstantiated speculation and rumours and shareholders should be on notice now that we will continue to adhere to this policy.

Clearly, the Australian banking industry faces uncertain times in the coming year. Most of the major economies of the world are experiencing an economic slowdown. Some increased domestic credit quality concerns will impact on the industry's financial performance. St.George is, however, relatively well placed for this challenging environment.

While St.George's credit quality is not immune from any systemic downturn, we believe we are clearly differentiated from our peers. At the same time, we are now enjoying the full year impact of the Best Bank redesign benefits. Business volumes and profitability in the December quarter are performing to our expectations. From this base, we can expect to achieve double digit percentage growth in earnings per share for the current financial year.

I have spoken on previous occasions, on behalf of the Directors, of the significant contribution that our management team and staff have made. I want to thank them today, on behalf of the Board, for bringing the Bank to such a healthy position. They have been executing a well-considered strategy and have demonstrated untiring dedication and attention to detail.

The core strength (and major point of difference) at St.George, has always been our high service standards and close customer relationships. That will remain at the core of our culture.

Those strengths have now been combined, though, with financial discipline and an emphasis on developing innovative customer solutions and businesses that have a better financial dynamic than traditional banking alone.

All our shareholders can be confident that they have a stake in one of the most honourable and best performing, independent banks in the country.

To: Companies Announcements
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	425
Pages(Includes this page):	17
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**SLIDES ACCOMPANYING CHAIRMAN'S ADDRESS TO ST.GEORGE BANK'S ANNUAL GENERAL MEETING**
Date Sent:	14 December 2001
Bar Code:	

I attach the slides which accompany the Chairman's address to the St.George Bank Limited Annual General Meeting at 10.00am today.

Yours sincerely

Michael Bowan
General Counsel and Secretary

02 MAY 21 AM 10: 40

st.george

Welcome to the

St.George Bank Annual General Meeting

14 December 2001

st.george


Frank
Conroy
Executive
Chairman


Ed O'Neal
1944 - 2001



Gail Kelly

Chief Executive Officer

Strong Profit Result

	2001	2000	
Profit after Tax *	$376m	$283m	+33%
Return on Equity	16.6%	13.9%	
Earnings per Share	101.9c	83.0c	+23%
Expense to Income	53.6%	58.2%	
Dividend	65 cents	55 cents	+18%

* Before significant items
All other numbers are calculated before significant items and goodwill

st.george

Capital Management Program

- Discount of 2.5% on Dividend Reinvestment Plan
- Restrictive cap removed from dividend
- Final ordinary dividend underwritten to a value of $120 million
- PRYMES
- Buy Back
- Securitisations of $3.3 billion completed

st.george

Sustained Financial Performance


NPAT
$m
220
200
180
160
140
120
Sep-99 Mar-00 Sep-00 Mar-01 Sep-01
EPS
cents
110
100
90
80
70
Sep-99 Mar-00 Sep-00 Mar-01 Sep-01
ROE
%
18
16
14
12
10
Sep-99 Mar-00 Sep-00 Mar-01 Sep-01
Expense/Income Ratio
%
64
60
56
52
48
44
Sep-99 Mar-00 Sep-00 Mar-01 Sep-01

*All numbers are calculated before significant items

st.george

Delivering on Commitments

- 'Best Bank'- on time and ahead of target
- *Increased lending and deposit volumes*
- Solid growth in non-interest income
- Enhanced customer satisfaction
- Superior credit quality

st.george

Best Bank - On Time and Ahead of Target

	Full Year Target	Completed	% Complete
Ideas	1000	930	93%
Current year impact	$70m	$80m	114%
Run-rate impact	$120m	$145m*	121%

*Full run-rate impact to occur in 2002

st.george

Best Bank Achievements

- ➡ Upgraded Internet and telephone banking
- Automated manual processes
- Three-tier branch network
- Value based pricing
- Outsourced non-core and support functions

st.george

Best Bank Achievements

- Upgraded Internet and telephone banking
- ➡ Automated manual processes
- Three-tier branch network
- Value based pricing
- Outsourced non-core and support functions

st.george

Best Bank Achievements

- Upgraded Internet and telephone banking
- Automated manual processes
- Three-tier branch network
- Value based pricing
- Outsourced non-core and support functions

st.george

Best Bank Achievements

- Upgraded Internet and telephone banking
- Automated manual processes
- Three-tier branch network
- Value based pricing
- Outsourced non-core and support functions

st.george

Best Bank Achievements

- Upgraded Internet and telephone banking
- Automated manual processes
- Three-tier branch network
- Value based pricing
- Outsourced non-core and support functions

st.george

Strong Growth in Deposit Volumes



Deposit Volumes
$bn
27.0
26.0
25.0
24.0
23.0
22.0
21.0
20.0
Sep-99
Dec-99
Mar-00
Jun-00
Sep-00
Dec-00
Mar-01
Jun-01
Sep-01

st.george


Lending Market Share Stable
Owner-Occupied Mortgage Receivables
$m
%
23000
19000
15000
12.0
10.0
8.0
6.0
4.0
Sep-00
Oct-00
Nov-00
Dec-00
Jan-01
Feb-01
Mar-01
Apr-01
May-01
Jun-01
Jul-01
Aug-01
Sep-01
Mortgage Receivables
SGB Market Share
st.george


Non-Interest Income Momentum Rises
Non-Interest Income Momentum
$m
%
400
300
200
100
0
40
30
20
10
0
Mar-98
Sep-98
Mar-99
Sep-99
Mar-00
Sep-00
Mar-01
Sep-01
Non-Interest Income
Non-Interest Income/Total Revenue
st.george


Unrealised Potential
Non-Interest Income Comparative
%
Other Income/Total Revenue
60
50
40
30
20
SGB
WBC
ANZ
CBA
NAB
st.george


New Sources of Growth: ATM
ATM Network
Terminals
Transactions (000)
2,500
2,250
2,000
1,750
1,500
1,250
1,000
10,000
9,000
8,000
7,000
6,000
5,000
1999
2000
2001
ATMs
Transactions
st.george


New Sources of Growth: EFTPOS
EFTPOS Terminals
Terminals
Transactions (000)
50,000
40,000
30,000
20,000
10,000
0
40,000
30,000
20,000
10,000
0
1999
2000
2001
Transactions
Terminals
st.george


Leading The Major Banks
Customer satisfaction ratings of St.George compared to the average of the 4 majors
%
70
66
62
58
54
50
Jun-00
Jul-00
Aug-00
Sep-00
Oct-00
Nov-00
Dec-00
Jan-01
Feb-01
Mar-01
Apr-01
May-01
Jun-01
Jul-01
Aug-01
Sep-01
St.George Group
Average Majors
st.george

Credit Quality Remains a Differentiator



Bad & Doubtful Debts/Receivables
%
0.2
0.1
0.0
Sep-98
Mar-99
Sep-99
Mar-00
Sep-00
Mar-01
Sep-01
SGB
Average of the 4 majors



Impaired Assets/ Receivables
%
Sep-98
Mar-99
Sep-99
Mar-00
Sep-00
Mar-01
Sep-01
SGB
Average of the 4 majors

st.george

Towards New Horizons

st.george


'Best Bank' – Enabling St.George to Grow
eCommerce
Investments
dragondirect
Advance
Funds
Management
Private
Bank
Scottish
Pacific
WealthPoint
SEALCORP
Profit
Relationship
Management
& Sales
Best Bank
Time
st.george


'Best Bank' – Enabling St.George to Grow
eCommerce
Investments
dragondirect
Advance
Funds
Management
Private
Bank
Scottish
Pacific
WealthPoint
SEALCORP
Profit
Relationship
Management
& Sales
Best Bank
Time
st.george


Satisfied Customers Provide Opportunity
Predisposition Index*
Average of the 4 majors
St.George
0
0.5
1
1.5
2
2.5
3
*Measurement of those pre-disposed to purchasing from an institution
st.george


Potential for More Products Per Customer
Products per Customer
2.7
2.5
2.3
2.1
1.9
1.7
1.5
1.9
2.29
2.32
2.17
2.49
SGB
WBC
ANZ
CBA
NAB
st.george


Giving Priority to Second Horizons
eCommerce Investments
dragondirect
Advance Funds Management
Private Bank
Scottish Pacific
WealthPoint
SEALCORP
Profit
Relationship Management & Sales
Best Bank
Time
st.george


Horizon Three
eCommerce Investments
dragondirect
Advance Funds Management
Private Bank
Scottish Pacific
WealthPoint
SEALCORP
Profit
Relationship Management & Sales
Best Bank
Time
st.george

dragondirect: A Third Horizon Business

Low Cost National Expansion

	dragondirect	ING Direct
Total Media Spend	$2.5m	$13.6m
Number of Accounts	50,122	240,000
• Acquisition cost per account	$49.88	$56.67
Total Deposits	$1,962m	$4,620m
• Deposits per $ media spent	$785	$340
Average Balance per account	$39,144	$19,250

St.George Data : Supplied internally 30 September 2001
ING Data : Sourced from AFR 5 November 2001

st.george


st.george
foundation
HELPING CHILDREN BE THE BEST THEY CAN BE

St.George Bank
Annual General Meeting

14 December 2001

st.george

st.george

To: Companies Announcements
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	426
Pages (Includes this page):	2
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**St.George Bank Annual General Meeting - Resolutions Passed**
Date Sent:	14 December, 2001
Bar Code:	

St.George Bank Limited 2001 Annual General Meeting
Friday 14 December 2001

St.George Bank Limited advises that at its Annual General Meeting held on 14 December 2001 the following resolutions were passed on a show of hands at the meeting:

1. To receive and adopt the financial statements and reports for the year ended 30 September 2001.

2. (a) To re-elect Mr F J Conroy as a director.
   (b) To re-elect Mr J J Mallick as a director.
   (c) To re-elect Mr G J Reaney as a director.

3. To approve an increase in the remuneration of non-executive directors.

DETAILS OF PROXY VOTES FOR ALL RESOLUTIONS

Resolution No	"For" Votes	"Against" Votes	"Open" Votes	"Abstain" Votes
1	172,668,113	292,907	16,921,545	1,418,947
2a	172,721,584	872,183	15,953,997	1,755,283
2b	172,205,038	1,028,987	16,164,716	1,903,882
2c	172,211,021	963,499	16,230,287	1,897,816
3	149,600,816	21,518,420	15,879,531	4,284,276

Fiona McKay

pp. Michael Bowan
General Counsel and Secretary

asxcap426.doc

st.george

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	427
Pages(Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**New Issue of Shares – Dividend Reinvestment Plan**
Date Sent:	17 December 2001
Bar Code:	

In reference to the dividend payment made to St.George Bank shareholders on 14 December 2001, we advise that 159,693,253 shares participated in the DRP. As a result, we will be issuing 8,299,338 new shares at $16.28 per share (subject to any minor adjustment which will be advised in our Application for Quotation). The new shares will rank equally in all respects with other ordinary shares.

The total amount of capital raised as a result of the DRP was $135 million. The participation was greater than notified to ASX on 29 November 2001 due to movements in shareholdings in the week up to and including the Record Date (30 November 2001).

Yours sincerely

Michael Bowan
General Counsel and Secretary

st.george

To: Companies Announcements
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	428
Pages(Includes this page):	8
Contact Officer:	Rhonda Lee Quan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**Appendix 3B**
Date Sent:	27 December 2001
Bar Code:	

Please find Appendix 3B attached.

Yours sincerely

Rhonda Lee Quan
Secretary

28Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

ST.GEORGE BANK LIMITED

ACN, ARBN or ARSN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	8,302,338 ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	1. 8,299,338 - $16.28 2. 3,000 - Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1. Dividend Reinvestment Plan 2. Awards exercised under St.George Bank Executive Performance Share Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1. 14/12/01 2. 20/12/01

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
493,026,635	ordinary shares
3,000,000	PRYMES
174,965	8.5% unsecured capital notes
217,134	8.25% unsecured capital notes

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
10,547	Redeemable preference borrower share
359,095	Redeemable preference depositor share

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	To be treated in the same manner as other quoted ordinary shares.

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

+ See chapter 19 for defined terms.

25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

+ See chapter 19 for defined terms.

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	
39 Class of +securities for which quotation is sought	
40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41 Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

Number	+Class

+ See chapter 19 for defined terms.

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

+ See chapter 19 for defined terms.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Secretary

Date: 28 December 2001

Print name: Rhonda Lee Quan

== == == == ==

+ See chapter 19 for defined terms.

st.george

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	429
Pages(Includes this page):	17
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**Initial Directors' Interest Notices**
Date Sent:	9 January 2002
Bar Code:	

Please find Appendices 3X attached.

Yours sincerely

Michael Bowan
General Counsel and Secretary

02 MAY 21 [illegible]

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ST.GEORGE BANK LIMITED
ABN	92 055 513 070

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Frank J Conroy
Date of appointment	28 August 1995

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
5,190 shares (fully paid ordinary)

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	
F & J Conroy Holdings Pty Ltd (Director)	6,227 shares (fully paid ordinary) 63 PRYMES

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ST.GEORGE BANK LIMITED	
ABN 92 055 513 070	

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr John J Mallick
Date of appointment	30 August 1993

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities 6,259 shares (fully paid ordinary) 4,232 shares (fully paid ordinary)* 43 PRYMES* * joint holding with spouse

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ST.GEORGE BANK LIMITED
ABN	92 055 513 070

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Leonard F Bleasel
Date of appointment	27 May 1993

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities 23,718 shares (fully paid ordinary) 427 PRYMES

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder *(if issued securities)*	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ST.GEORGE BANK LIMITED
ABN	92 055 513 070

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr John S Curtis
Date of appointment	27 October 1997

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
7,905 shares (fully paid ordinary)

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	
Stourhead Holdings Pty Limited (Director)	3,500 shares (fully paid ordinary)
Stourhead Holdings Pty Limited (Director)	1,000 shares (fully paid ordinary)

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ST.GEORGE BANK LIMITED	
ABN 92 055 513 070	

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ms Geri Ettinger
Date of appointment	01 July 1992

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
28,010 shares (fully paid ordinary) 53 PRYMES

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ST.GEORGE BANK LIMITED
ABN	92 055 513 070

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Paul D R Isherwood
Date of appointment	27 October 1997

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
9,513 shares (fully paid ordinary) 10,311 shares (fully paid ordinary)* * joint holding with spouse

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ST.GEORGE BANK LIMITED
ABN	92 055 513 070

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Graham J Reaney
Date of appointment	12 November 1996

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
13,821 shares (fully paid ordinary)

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	
Renilton Pty Ltd (Director)	4,935 shares (fully paid ordinary)
Renilton Investments Pty Ltd (Director)	15,000 shares (fully paid ordinary)
Mrs G A Reaney (Mr G J Reaney is the donee of Mrs G A Reaney's power of attorney)	5,000 shares (fully paid ordinary)

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ST.GEORGE BANK LIMITED	
ABN 92 055 513 070	

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr John M Thame
Date of appointment	24 February1997

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
150,000 shares (fully paid ordinary) 63 PRYMES

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

st.george

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	430
Pages (Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**New Issue Announcement**
Date Sent:	21 January 2002
Bar Code:	

An allocation of approximately 340,928 new ordinary St.George Bank shares to employees under the St.George Bank Reward Share Plan, will be granted as at 11 January 2002 (the "Grant Date").

The issue of shares is to the approximate value of $1,000 to each eligible employee of the Bank. The relevant market value of the shares is $17.79, based on the average weighted price of St.George shares for the 5 days up to and including the Grant Date. The actual number of shares allocated will be advised in our Appendix 3B New Issue Announcement, Application for Quotation of Additional Securities to be forwarded by this Friday 25 January 2002.

The new shares issued will rank equally in all respects with other ordinary shares.

Yours sincerely

Michael Bowan
General Counsel and Secretary

asxcap430.doc

st.george

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	431
Pages(Includes this page):	8
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**New Issue Announcement**
Date Sent:	25 January 2002
Bar Code:	

Please find Appendix 3B attached.

Yours sincerely

Michael Bowan
General Counsel and Secretary

28Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

ST.GEORGE BANK LIMITED

ACN, ARBN or ARSN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	340,312 ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	$17.79
6	Purpose of the issue (*If issued as consideration for the acquisition of assets, clearly identify those assets*)	Shares issued under the St.George Bank Reward Share Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	11 January 2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
493,366,947	ordinary shares
3,000,000	PRYMES
174,965	8.5% unsecured capital notes
217,134	8.25% unsecured capital notes

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
10,547	Redeemable preference borrower share
359,095	Redeemable preference depositor share

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	To be treated in the same manner as other quoted ordinary shares.

+ See chapter 19 for defined terms.

4

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

+ See chapter 19 for defined terms.

25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

4

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

4

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

+ See chapter 19 for defined terms.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] Date: 25 January 2002

Secretary

Print name: Michael Bowan

== == == == ==

+ See chapter 19 for defined terms.

st.george

To: Companies Announcements
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	432
Pages(Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**Declaration of Dividend/Record Date for St.George Bank PRYMES**
Date Sent:	29 January 2002
Bar Code:	

St.George Bank advises that in accordance with the Terms of Issue of the Bank's PRYMES, the Board has declared a half yearly dividend of $3.22 per PRYMES to be paid 20 February 2002 with a record date for determination of entitlements of 6 February 2002.

The fully franked dividend will attach imputation credits of 30%.

Yours sincerely

Michael Bowan
General Counsel and Secretary

To: Companies Announcements
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	433
Pages (Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**Appointment of Mrs Gail Kelly as Managing Director of St.George Bank Limited**
Date Sent:	29 January 2002
Bar Code:	

The Board of Directors of St.George Bank Limited is pleased to announce the appointment today of Mrs Gail Kelly as Managing Director. The appointment is in addition to Mrs Kelly's current role as Chief Executive Officer.

Yours sincerely

Michael Bowan
General Counsel and Secretary

asxcap433.doc

To: Companies Announcements
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	434
Pages (Includes this page):	3
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**Initial Director's Interest Notice**
Date Sent:	31 January 2002
Bar Code:	

Please find Appendix 3X attached.

Yours sincerely

Michael Bowan
General Counsel and Secretary

asxcap434.doc

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ST.GEORGE BANK LIMITED ("St.George")	
ABN 92 055 513 070	

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mrs Gail Patricia Kelly
Date of appointment	29 January 2002

Part 1 - Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities	
1,000,000	Options under the Executive Option Plan over the same number of unissued ordinary St.George shares, exercisable in three tranches yearly from 12 June 2004. Exercise price - $16.91 (plus premium representing the time value of money). Subject to performance hurdles.
25,000	Options under the Executive Performance Plan ("Awards") over the same number of unissued ordinary St.George shares. Exercise Price - Nil.

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Nil

Part 3 – Director's interests in contracts

Detail of contract	Mrs Kelly has rights under her Service Agreement, subject (amongst other things) to remaining employed by St.George at the relevant dates, to the issue of a further 75,000 Awards over the same number of unissued ordinary St.George shares to be issued in three tranches of 25,000, yearly from 12 December 2002. Exercise price - Nil.
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

news release

st.george

ST.GEORGE RAISES NEW TIER 2 CAPITAL

1 February 2002
RE010202

St.George Bank Limited announces today the launch of a new A$200 million Subordinated Notes issue. The issue will comprise both Fixed and Floating Rate Notes tranches. The Notes will have a 10 year tenor, maturing in February 2012. They will be callable by St.George under certain conditions (including the Australian Prudential Regulation Authority's (APRA) consent) after 5 years.

APRA has indicated that the Notes will qualify as Tier 2 capital for St.George. The Notes will be rated A- by Standard & Poor's, Baa1 (on review for possible upgrade) by Moody's and A by Fitch.

The management group will feature Macquarie Bank as Lead Manager and ABN AMRO and UBS Warburg as Co-Managers. Pricing is expected to be finalised later today, with settlement to occur on 6 February.

Media Contact: Jeff Sheehan, Chief Manager, Capital Markets
Telephone:(02) 9320 5510
Mobile: 0412 251 194

news

release

st.george

1 February 2002
RE020202

ST.GEORGE'S NEW TIER 2 CAPITAL ISSUE OVERSUBSCRIBED

St.George Bank Limited announces the pricing today of a new A$200 million Subordinated Notes issue. At final allotment the Notes were oversubscribed following strong investor demand.

The Notes will have a 10 year tenor, maturing on 6 February 2012. They will be callable by St.George under certain conditions (including the Australian Prudential Regulation Authority's (APRA) consent) after 5 years.

The issue comprises both Fixed and Floating Rate Notes tranches of A$100 million each. The Floating Rate tranche was priced at a margin of 90 basis points over quarterly BBSW. The Fixed Rate tranche was priced at a yield of 6.885%, equivalent to a margin of 119 basis points over the November 2006 Commonwealth Government bond or 90 basis points over 5 year swap.

The management group featured Macquarie Bank as Lead Manager and ABN AMRO and UBS Warburg as Co-Managers. Settlement will occur on 6 February,2002.

APRA has indicated that the Notes will qualify as Tier 2 capital for St.George. The Notes will be rated A- by Standard & Poor's, Baa1 (on review for possible upgrade) by Moody's and A by Fitch.

Media Contact: Jeff Sheehan, Chief Manager, Capital Markets
Telephone:(02) 9320 5510
Mobile: 0412 251 194

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	437
Pages (Includes this page):	8
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**New Issue Announcement**
Date Sent:	22 February 2002
Bar Code:	

Please find Appendix 3B attached.

Yours sincerely

Michael Bowan
General Counsel and Secretary

28Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

ST.GEORGE BANK LIMITED

ACN, ARBN or ARSN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	3,067 ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued under the St.George Bank Executive Performance Share Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	15 February 2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
493,370,014	ordinary shares
3,000,000	PRYMES
174,965	8.5% unsecured capital notes
217,134	8.25% unsecured capital notes

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
10,547	Redeemable preference borrower share
359,095	Redeemable preference depositor share

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	To be treated in the same manner as other quoted ordinary shares.

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

+ See chapter 19 for defined terms.

25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	
39 Class of +securities for which quotation is sought	
40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41 Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

+ See chapter 19 for defined terms.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Secretary Date: 22 February 2002

Print name: Michael Bowan

== == == == ==

+ See chapter 19 for defined terms.

st.george

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	438
Pages (Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**Advance Capital Note Interest Payment**
Date Sent:	25 February 2002
Bar Code:	

St.George Bank Limited advises the record date for the Advance Capital Note interest payable on 31 March 2002 is 15 March 2002.

Yours sincerely

Michael Bowan
General Counsel and Secretary

02 MAY 21 AM 10: 14

ASXCAP

st.george

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	439
Pages (Includes this page):	8
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**New Issue Announcement**
Date Sent:	28 February 2002
Bar Code:	

Please find Appendix 3B attached.

Yours sincerely

Rhonda Lee Quan
Secretary

asxcap439.doc

28Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

ST.GEORGE BANK LIMITED

ACN, ARBN or ARSN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	10,933 ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	*Yes, with existing fully paid ordinary shares.*
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued under the St.George Bank Executive Performance Share Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	21 February 2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
493,380,947	ordinary shares
3,000,000	PRYMES
174,965	8.5% unsecured capital notes
217,134	8.25% unsecured capital notes

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
10,547	Redeemable preference borrower share
359,095	Redeemable preference depositor share

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	To be treated in the same manner as other quoted ordinary shares.

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

+ See chapter 19 for defined terms.

25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	
39 Class of +securities for which quotation is sought	
40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: *Arrangements can be made for employee incentive schemes that involve frequent issues of securities.*

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

+ See chapter 19 for defined terms.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Secretary Date: 28 February 2002

Print name: Rhonda Lee Quan

== == == == ==

+ See chapter 19 for defined terms.

news release

st.george

4 March 2002
RE010302

St.George Crusade Global Trust No. 1 of 2002

St.George Bank today announced the start of a marketing campaign for its proposed global mortgage backed securities issue under the Crusade Securitisation programme.

The issue is to be known as Crusade Global Trust No.1 of 2002. The securities will be registered by the Securities and Exchange Commission of the US and will be backed by Australian residential mortgage loans originated by St.George.

Securities with an equivalent value of approximately A$1.75 billion in total will be issued, with a senior tranche of US$880 million and subordinated tranches totalling A$40.295 million. It is expected that the senior tranche will be rated AAA by Standard and Poor's and by Fitch and Aaa by Moody's Investors Service.

The issue will be Lead Managed by JP Morgan, with Credit Suisse First Boston, Deutsche Banc Alex. Brown and Barclays Capital as Co-Managers.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Media Inquiries: Greg Kenny, General Manager Treasury & Capital Markets (02 9320 5507
Adam Cooke, Media Relations (02) 9952 1249 or 0411 259 432.

n e w s

r e l e a s e

14 March 2002
RE030302

Crusade Global Trust No. 1 of 2002 Priced

St.George Bank Limited announced today the pricing in New York of Crusade Global Trust No. 1 of 2002, its fourth global mortgage-backed securities issue (and eighth overall) under the Crusade Securitisation Programme. The securities will be registered by the Securities and Exchange Commission of the U.S. and will be backed by Australian residential mortgage loans originated by St.George.

The US$880 million senior tranche was priced at 3 Month LIBOR plus 16 basis points. Securities with a total equivalent value of approximately A$1.75 billion will be issued. Two subordinated tranches totalling A$40.3 million are also being issued to Australian investors. It is expected that the senior tranche will be rated AAA by Standard and Poor's and by Fitch and Aaa by Moody's Investor Service.

The issue was Lead Managed by JP Morgan, with Deutsche Banc Alex Brown, Credit Suisse First Boston and Barclays Capital as Co-Managers.

ENDS

st.george

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	442
Pages (Includes this page):	9
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**New Issue Announcement**
Date Sent:	9 March 2002
Bar Code:	

Please find Appendix 3B attached.

Yours sincerely

Michael Bowan
General Counsel and Secretary

asxcap442.doc

28Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

ST.GEORGE BANK LIMITED

ACN, ARBN or ARSN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	4,467 ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued under the St.George Bank Executive Performance Share Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	9 March 2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
493,385,414	ordinary shares
3,000,000	PRYMES
174,965	8.5% unsecured capital notes
217,134	8.25% unsecured capital notes

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
10,547	Redeemable preference borrower share
359,095	Redeemable preference depositor share

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	To be treated in the same manner as other quoted ordinary shares.

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

+ See chapter 19 for defined terms.

25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

+ See chapter 19 for defined terms.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] Date: 19 March 2002
Secretary

Print name: Michael Bowan

== == == == ==

+ See chapter 19 for defined terms.

st.george

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	443
Pages (Includes this page):	9
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**New Issue Announcement**
Date Sent:	22 March 2002
Bar Code:	

Please find amended Appendix 3B attached.

Yours sincerely

Michael Bowan
General Counsel and Secretary

asxcap443.doc

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

ST.GEORGE BANK LIMITED

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	4,467 ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Share issued under the St.George Bank Executive Performance Share Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	9 March 2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
493,385,414	Ordinary shares
3,000,000	PRYMES
174,965	8.5% unsecured capital notes
217,134	8.25% unsecured capital notes

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
10,547	Redeemable preference borrower share
359,095	Redeemable preference depositor share

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

To be treated in the same manner as other quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents *Note: Security holders must be told how their entitlements are to be dealt with.* Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: ....22/03/02............
Secretary

Print name: Michael Bowan

== == == == ==

+ See chapter 19 for defined terms.

TM st.george

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	444
Pages (Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	
Date Sent:	28 March 2002
Bar Code:	

St George Bank announces that Mr Richard Cawsey, its Group Executive, Investment Services, left the Bank by mutual agreement effective 27 March 2002. Mr Ian Knox, the Chief Executive Officer of Sealcorp Holdings Limited, will act in the role on an interim basis, pending the formal appointment of a replacement.

Yours sincerely

Michael Bowan
General Counsel and Secretary

asxcap41.doc

news

release

RE010402
8 April 2002

ST.GEORGE APPOINTS NEW GROUP EXECUTIVE, PERSONAL BANKING

St.George Bank Limited today announced the forthcoming appointment of Mr Andrew Thorburn to the role of Group Executive, Personal Banking. Mr Thorburn will be replacing Mr Bill Ott who will be leaving the Bank in July at the conclusion of his four-year contract and returning to the US.

St.George Managing Director and Chief Executive Officer, Mrs Gail Kelly, said "Bill has made a valuable and important contribution to the Group over his period with us. He has built up a strong team that has consistently delivered superior results. I know that he and his family will return home to Atlanta with fond memories of their time in Australia and I wish them every success in the future," Mrs Kelly said. Mr Ott and his wife are returning to the United States, where their daughters will be starting university and returning to high school in August 2002.

"I am delighted to welcome Andrew Thorburn to St.George. His experience in the areas of retail sales and service and financial services marketing will be invaluable in increasing the momentum of the Group in the future," Mrs Kelly said.

Mr Thorburn joins St.George from the Commonwealth Bank of Australia where he held a number of senior management roles. The most recent of these was State General Manager, Sales and Service in Western Australia where Mr Thorburn was accountable for the Bank's retail and business banking performance in that State. Prior to working for CBA, Mr Thorburn was accountable for the Personal Banking Division of ASB Bank in New Zealand. ASB is a full service nationwide New Zealand bank now owned 100% by Commonwealth Bank of Australia.

Mr Thorburn's broad retail experience in network management is supplemented by his academic qualifications including a Bachelor of Commerce (Economics), Diploma of Marketing and Master of Business Administration (Distinction) gained in both New Zealand and the United Kingdom.

Mr Thorburn will commence his new role with St.George in June 2002. This will allow for an orderly transition between Mr Ott and Mr Thorburn.

ENDS

Media Contact: Adam Cooke, Corporate Relations Manager, Ph 02 9952 1249 or 0411 259 432.

st.george

To: Companies Announcements
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	446
Pages (Includes this page):	9
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**New Issue Announcement**
Date Sent:	17 April 2002
Bar Code:	

Please find amended Appendix 3B attached.

Yours sincerely

Michael Bowan
General Counsel and Secretary

aasxcap446.doc

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

ST.GEORGE BANK LIMITED

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	16,666 ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • *the date from which they do* • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Share issued under the St.George Bank Executive Performance Share Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	16 April 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	493,402,080	Ordinary shares
		3,000,000	PRYMES
		174,965	8.5% unsecured capital notes
		217,134	8.25% unsecured capital notes

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,547 359,095	Redeemable preference borrower share Redeemable preference depositor share

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	To be treated in the same manner as other quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. *Cross reference: rule 7.7.*	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the *information and documents required by this form.* If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: ....17/04/02............
Secretary

Print name: Michael Bowan

== == == == ==

+ See chapter 19 for defined terms.

news

release

30 April 2002
RE030402

Strategic Review of St.George Investment Services Division Leads to Revised Carrying Value for WealthPoint Goodwill

1. Investment Services Division

Over the past two months, St.George has undertaken a detailed review of its wealth management businesses.

This review has affirmed the Group's priorities as follows:

- Leveraging the St.George customer base by providing "whole of wealth" value propositions through identified selected target markets.
- Continuing to expand the profitable growth of core businesses through the internal and external distribution channels.
- Restructuring the ISD portfolio to focus on businesses that are the key sources of future profitability.

2. WealthPoint Goodwill Write-Off

WealthPoint is a portfolio of businesses providing a range of software platforms and research resources to financial planners. While there are a number of valuable businesses in the portfolio, they are at different stages of maturity, have different profitability outlooks and risks attached. In the light of the strategic focus areas noted above, the valuation of WealthPoint has been reassessed, and $72 million (nil tax effect) of goodwill has been written-off at 31 March 2002. The remaining balance of unamortised goodwill relating to WealthPoint is $63 million at 31 March 2002.

There are no regulatory capital implications in relation to this write-off as goodwill is a Tier 1 capital deduction for capital adequacy purposes.

3. Other Investments

Over the last several years, St.George has made a number of other investments with the aim of complementing its financial services activities. While the group continues to pursue a range of business opportunities with these companies it is recognised that they are at different stages of development, and have a range of risk profiles. It has therefore been decided to take a conservative view of the investment valuations attributed to them. The investments that have been subject to this review include Ctel Technologies Pty Limited, Autobytel Australia Pty Limited, thechamber.com.au, marketboomer Pty Limited, Netxsurance Pty Limited, Stockford Limited and Virtual Communities Limited.

This portfolio of investments has been written down by $22 million ($15 million after tax) to a carrying value of $4 million.

4. 2002 Interim Ordinary Dividend

St.George's underlying performance is strong. As a result, it is expected that the 31 March 2002 interim ordinary dividend will exceed the 30 September 2001 final ordinary dividend of 34 cents.

St.George will announce its interim results and dividend on 7 May 2002.

ENDS

Further information:

<u>Media:</u>

Sandra Harris
Corporate Relations
Phone: (02) 9952 1247 or 0411 154 427

<u>Analysts:</u>

Sean O'Sullivan
Investor Relations Manager
Phone: (02) 9236 3618
Email: osullivans@stgeorge.com.au

Bar Code: 543000448

new

02 MAY 21 AM 10: 5

release

7 May 2002
RE010702

ST.GEORGE ANNOUNCES 41% INCREASE IN INTERIM PROFIT

HIGHLIGHTS

Profit after tax and before significant items	**$244 million**	**Up 41% on 31 March 2001**
Earnings per ordinary share (annualised) before significant items and goodwill amortisation	**122.5 cents**	**Up from 96.4 cents for 31 March 2001 - (Up 27%)**
Interim ordinary dividend	**38 cents per ordinary share fully franked**	**Up from 31 cents per ordinary share fully franked for 31 March 2001 - (Up 23%)**

St.George Bank Managing Director and Chief Executive Officer, Mrs Gail Kelly, today announced an interim profit after tax and before significant items of $244 million for the half year ended 31 March 2002, up 41 per cent from $173 million on the previous corresponding period.

As announced on 30 April 2002, significant items of $94 million ($87 million after tax) comprise write-downs in respect of WealthPoint goodwill and the carrying value of certain investments. The profit available to ordinary shareholders, after significant items, was $157 million, a decrease of 9.2 per cent on the previous corresponding period.

As a result of the continued improvement in the operating performance of the Group, the Board has announced an interim dividend of 38 cents per ordinary share, payable on 2 July 2002. This is an increase of 4 cents (12 per cent) on the 2001 year final ordinary dividend and represents the fourth consecutive dividend increase for St.George. The interim dividend will be fully franked at 30 per cent and the Dividend Reinvestment Plan will operate with a 2.5 per cent discount and no cap on share participation.

Mrs Kelly said this is an excellent result for St.George which firmly establishes the Bank's track record for success.

"During the half year St.George has delivered profitable increases in lending and deposit volumes as well as strong growth in non-interest income," Mrs Kelly said.

Non-interest income increased to $411 million from $314 million in the previous corresponding period, an increase of 31 per cent, and now represents 39% of total income.

Annualised basic earnings per ordinary share, before significant items and goodwill amortisation, increased to 122.5 cents for the half year ended 31 March 2002, up from 96.4 cents for the same period last year. This represents an increase of 27 per cent.

Annualised return on average ordinary equity, before significant items and goodwill amortisation, increased substantially to 19.33 per cent for the half year, up from 15.78 per cent in the previous corresponding period.

Total assets for the Group were $52.6 billion at 31 March 2002 compared to $49.3 billion for the same period last year, representing an increase of 6.7 per cent.

Bad and doubtful debts expense for the half year ended 31 March 2002 was $34 million, up from $30 million in the previous corresponding period. This represents 0.13 per cent of average assets (31 March 2001: 0.12 per cent). This result reflects the Bank's excellent asset quality and conservative lending mix relative to other market participants.

The Group's expense to income ratio, before goodwill amortisation and significant items, fell to 52.7 per cent for the half year (31 March 2001: 55.6 per cent) partly as a result of efficiency gains and non-interest income initiatives introduced through the Best Bank redesign.

Strategic Agenda

The Bank's strong underlying performance, achievements of the Best Bank redesign and continued outstanding credit quality have placed St.George in a strong position for organic growth.

"Our challenge now is to drive the organisation to its full potential and following on the success of the Best Bank redesign, the next stage of our business growth strategy will be under the banner of "Even Better Bank", Mrs Kelly said.

"The first projects in the "Even Better Bank" program have commenced, with a dual focus on customer led growth and business productivity. While we expect early benefits from the program to flow through to the bottom line during the second half of fiscal 2002, the major focus will be on earnings improvements for 2003 and 2004."

The Group's strategic vision is that *"customers value St.George as the best partner to manage their finances and build wealth"*. Underpinning this vision will be six business goals:

- Deepen and strengthen relationships with customers in our chosen markets
- Leverage specialist capabilities for growth
- Creatively differentiate on service
- Accelerate and empower relationship selling
- Optimise the cost structure
- Build team and performance culture

Mrs Kelly said, "St.George holds a unique position in the Australian financial services industry. Delivering on our six key business goals will unlock significant organic growth potential and generate further value for our shareholders."

Future Prospects

While the current level of profitability is expected to be maintained in the second half, some challenges are evident. If the current level of performance is sustained, it is expected that the final dividend will exceed the interim dividend.

Chief amongst the challenges is the shape of the short-term yield curve, the steepness of which is putting some pressure on the Bank's interest margin. Some moderation in the home lending market is also expected.

On the upside, the momentum of the Best Bank redesign initiative will continue to flow through together with early benefits from the "Even Better Bank" programme.

ENDS

For more information contact: Sandra Harris, St.George Public and Corporate Affairs,
Tel: (02) 9952 1247 or 0411 154 427.

Rules 4.1, 4.3

Appendix 4B (rule 4.13(b))

Half yearly/preliminary final report

Introduced 1/7/2000. Amended 30/9/2001, 11/3/2002.

Name of entity

ST.GEORGE BANK LIMITED

ABN	Half yearly *(tick)*	Preliminary final *(tick)*	Half year ended ('current period')
92 055 513 070	√		31 MARCH 2002

For announcement to the market

Extracts from this report for announcement to the market (see note 1).

				$A'm
Revenues from ordinary activities *(item 1.1)*	down	7.3%	to	1,904
Profit from ordinary activities after tax (before amortisation of goodwill) attributable to members *(item 1.20)*	down	6.9%	to	243
Profit from ordinary activities after tax attributable to members *(item 1.23)*	down	11.4%	to	187
Profit (loss) from extraordinary items after tax attributable to members *(item 2.5(d))*	gain (loss) of	-		-
Net profit for the period attributable to members *(item 1.11)*	down	11.4%	to	187

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	38¢	38¢ at 30%
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	31¢	31¢ at 34%

+Record date for determining entitlements to the dividend (in the case of a trust, distribution) *(see item 15.2)*: 18 JUNE 2002

Brief explanation of omission of directional and percentage changes to profit in accordance with Note 1 and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

N/A

+ See chapter 19 for defined terms.

Appendix 4B (rule 4.13(b))
Half yearly report

Consolidated profit and loss account

		Current period $A'm	Previous corresponding period $A'm
1.1	Revenues from ordinary activities	1,904	2,055
1.2	Expenses from ordinary activities *(refer attachment A)*	742	595
1.3	Borrowing costs	845	1,129
1.4	Share of net (loss)/profit of associates and joint venture entities *(see item 16.7)*	(1)	-
1.5	**Profit from ordinary activities before tax**	**316**	**331**
1.6	Income tax on ordinary activities *(see note 4)*	128	120
1.7	**Profit from ordinary activities after tax**	**188**	**211**
1.8	Profit from extraordinary items after tax (*see item 2.5*)	-	-
1.9	**Net profit**	**188**	**211**
1.10	Net profit attributable to outside +equity interests	1	-
1.11	**Net profit for the period attributable to members**	**187**	**211**

Consolidated retained profits

1.12	Retained profits at the beginning of the financial period	102	77
1.13	Net profit attributable to members *(item 1.11)*	187	211
1.14	Net transfers to reserves	1	1
1.15	Net effect of changes in accounting policies	-	-
1.16	Dividends and other equity distributions paid or payable	218	181
1.17	**Retained profits at end of financial period**	**70**	**106**

Profit restated to exclude amortisation of goodwill

		Current period $A'm	Previous corresponding period $A'm
1.18	Profit from ordinary activities after tax before outside equity interests (*items 1.7*) and amortisation of goodwill	244	261
1.19	Less outside +equity interests	1	-
1.20	**Profit from ordinary activities after tax (before amortisation of goodwill) attributable to members**	**243**	**261**

+ See chapter 19 for defined terms.

Profit from ordinary activities attributable to members

		Current period $A'm	Previous corresponding period $A'm
1.21	Profit from ordinary activities after tax (*item 1.7*)	188	211
1.22	Less outside +equity interests	1	-
1.23	**Profit from ordinary activities after tax, attributable to members**	**187**	**211**

Revenue and expenses from ordinary activities

AASB 1004 requires disclosure of specific categories of revenue and AASB 1018 requires disclosure of expenses from ordinary activities according to either their nature of function. Entities must report details of revenue and expenses from ordinary activities using the layout employed in their accounts. See also Items 12.1 to 12.6.

		Current period $A'm	Previous corresponding period $A'm
1.24	Details of revenue and expenses [REFER ATTACHMENT A]		

+ See chapter 19 for defined terms.

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $A'm (a)	Related tax $A'm (b)	Related outside +equity interests $A'm (c)	Amount (after tax) attributable to members $A'm (d)
2.1	Amortisation of goodwill	56	-	-	56
2.2	Amortisation of other intangibles	-	-	-	-
2.3	**Total amortisation of intangibles**	56	-	-	56
2.4	Extraordinary items	-	-	-	-
2.5	**Total extraordinary items**	-	-	-	-

Comparison of half year profits

(Preliminary final report only)

		Current period - $A'm	Previous Year - $A'm
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.23 in the half yearly report)	N/A	N/A
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	N/A	N/A

+ See chapter 19 for defined terms.

Consolidated balance sheet

		At end of current period $A'm	As shown in last annual report $A'm	As in last half yearly report $A'm
	Current assets			
4.1	Cash		[REFER ATTACHMENT B]	
4.2	Receivables			
4.3	Investments			
4.4	Inventories			
4.5	Other (provide details if material)			
4.6	**Total current assets**			
	Non-current assets			
4.7	Receivables			
4.8	Investments (equity accounted)			
4.9	Other investments			
4.10	Inventories			
4.11	Exploration and evaluation expenditure capitalised (see para .71 of *AASB 1022*)			
4.12	Development properties (+mining entities)			
4.13	Other property, plant and equipment (net)			
4.14	Intangibles (net)			
4.15	Other (provide details if material)			
4.16	**Total non-current assets**			
4.17	**Total assets**			
	Current liabilities			
4.18	Payables			
4.19	Interest bearing liabilities			
4.20	Provisions			
4.21	Other (provide details if material)			
4.22	**Total current liabilities**			
	Non-current liabilities			
4.23	Payables			
4.24	Interest bearing liabilities			
4.25	Provisions			
4.26	Other (provide details if material)			
4.27	**Total non-current liabilities**			
4.28	**Total liabilities**			
4.29	**Net assets**			

+ See chapter 19 for defined terms.

Consolidated balance sheet continued

	Equity	[REFER ATTACHMENT B]		
4.30	Capital/contributed equity			
4.31	Reserves			
4.32	Retained profits			
4.33	**Equity attributable to members of the parent entity**			
4.34	Outside +equity interests in controlled entities			
4.35	**Total equity**			
4.36	Preference capital included as part of 4.33			

Exploration and evaluation expenditure capitalised

To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred regardless of whether written off directly against profit.

		Current period $A'm	Previous corresponding period $A'm
5.1	Opening balance	N/A	N/A
5.2	Expenditure incurred during current period		
5.3	Expenditure written off during current period		
5.4	Acquisitions, disposals, revaluation increments, etc.		
5.5	Expenditure transferred to Development Properties		
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.11)*		

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A'm	Previous corresponding period $A'm
6.1	Opening balance	N/A	N/A
6.2	Expenditure incurred during current period		
6.3	Expenditure transferred from exploration and evaluation		
6.4	Expenditure written off during current period		
6.5	Acquisitions, disposals, revaluation increments, etc.		
6.6	Expenditure transferred to mine properties		
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*		

+ See chapter 19 for defined terms.

Consolidated statement of cash flows

		Current period $A'm	Previous corresponding period $A'm
	Cash flows related to operating activities		
7.1	Receipts from customers	[REFER ATTACHMENT C]	
7.2	Payments to suppliers and employees		
7.3	Dividends received from associates		
7.4	Other dividends received		
7.5	Interest and other items of similar nature received		
7.6	Interest and other costs of finance paid		
7.7	Income taxes paid		
7.8	Other (provide details if material)		
7.9	**Net operating cash flows**		
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment		
7.11	Proceeds from sale of property, plant and equipment		
7.12	Payment for purchases of equity investments		
7.13	Proceeds from sale of equity investments		
7.14	Loans to other entities		
7.15	Loans repaid by other entities		
7.16	Other (provide details if material)		
7.17	**Net investing cash flows**		
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)		
7.19	Proceeds from borrowings		
7.20	Repayment of borrowings		
7.21	Dividends paid		
7.22	Other (provide details if material)		
7.23	**Net financing cash flows**		
7.24	**Net increase (decrease) in cash held**		
7.25	Cash at beginning of period *(see Reconciliation of cash)*		
7.26	Exchange rate adjustments to item 7.25.		
7.27	**Cash at end of period** *(see Reconciliation of cash)*		

+ See chapter 19 for defined terms.

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. If an amount is quantified, show comparative amount.

N/A

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current period $A'm	Previous corresponding period $A'm
8.1 Cash on hand and at bank	[REFER ATTACHMENT C]	
8.2 Deposits at call		
8.3 Bank overdraft		
8.4 Other (provide details)		
8.5 Total cash at end of period *(item 7.27)*		

Ratios

	Current period %	Previous corresponding Period %
9.1 **Profit before tax / revenue** Consolidated profit from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	16.60	16.11
9.2 **Profit after tax / +equity interests** Consolidated net profit from ordinary activities after tax attributable to members (*item 1.9*) as a percentage of equity (similarly attributable) at the end of the period (*refer attachment B*)	5.53	6.49

Earnings per security (EPS)

	Current period	Previous corresponding period
10.1 Calculation of the following in accordance with *AASB 1027: Earnings per Share*		
(a) Basic EPS	32.1	37.4
(b) Diluted EPS (if materially different from (a))	32.9	35.9
(c) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	489,800,570	461,431,299

NTA backing

(see note 7)

	Current period	Previous corresponding period
11.1 Net tangible asset backing per +ordinary security	$3.40	$2.93

+ See chapter 19 for defined terms.

Details of specific receipts/outlays, revenues/ expenses

		Current period $A'm	Previous corresponding period $A'm
12.1	Interest revenue included in determining item 1.5	1,493	1,741
12.2	Interest revenue included in item 12.1 but not yet received (if material)	76	98
12.3	Interest costs excluded from borrowing costs, capitalised in asset values	-	-
12.4	Outlays (except those arising from the +acquisition of an existing business) capitalised in intangibles (if material)	-	-
12.5	Depreciation and amortisation (excluding amortisation of intangibles)	65	54
12.6	Other specific relevant items not shown in item 1.24 *(see note 15)*	NONE	NONE

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	WealthPoint Limited
13.2	Consolidated loss from ordinary activities and extraordinary items after tax of the entity (or group of entities) since the date in the current period on which control was +acquired	$2m
13.3	Date from which such profit has been calculated	5 November 2001
13.4	Loss from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the whole of the previous corresponding period	$17m

+ See chapter 19 for defined terms.

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	N/A
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the current period to the date of loss of control	
14.3	Date to which the profit (loss) in item 14.2 has been calculated	
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period	
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	

Reports for industry and geographical segments

Information on the industry and geographical segments of the entity must be reported for the current period in accordance with AASB 1005: Financial Reporting by Segments. Because of the different structures employed by entities, a pro forma is not provided. Segment information should be completed separately and attached to this report. However, the following is the presentation adopted in the Appendices to AASB 1005 and indicates which amounts should agree with items included elsewhere in this report.

Segments

Operating Revenue

Sales to customers outside the economic entity

Inter-segment sales

Unallocated revenue

[REFER ATTACHMENT D]

Total revenue

Segment result

Unallocated expenses

Consolidated profit (loss) from ordinary activities before tax (equal to item 1.5)

Segment assets)
Unallocated assets)
Total assets (*equal to item 4.17*))

Comparative data for segment assets should be as at the end of the previous corresponding period.

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	ORDINARY SHARES: 2 JULY 2002 PRYMES: 20 AUGUST 2002
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by the SCH Business Rules if +securities are +CHESS approved)	ORDINARY SHARES: 18 JUNE 2002 PRYMES: 6 AUGUST 2002
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	N/A

+ See chapter 19 for defined terms.

Amount per security

		Amount per security	Franked amount per security	Amount per security of foreign source dividend
15.4	*(Preliminary final report only)* **Final dividend:** Current year	N/A	N/A	N/A
15.5	Previous year	N/A	N/A	N/A
15.6	*(Half yearly and preliminary final reports)* **Interim dividend:** Current year	38¢	38¢ at 30%	N/A
15.7	Previous year	31¢	31¢ at 34%	N/A

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	N/A	N/A
15.9	Preference +securities	N/A	N/A

Half yearly report - interim dividend (distribution) on all securities

		Current period $A'm	Previous corresponding period $A'm
15.10	+Ordinary securities	188	143
15.11	Preference +securities	30	38
15.12	Other equity instruments	-	-
15.13	**Total**	**218**	**181**

The +dividend or distribution plans shown below are in operation.

[REFER ACCOMPANYING ANNOUNCEMENT]

The last date(s) for receipt of election notices for the +dividend or distribution plans	ORDINARY SHARES: 18 JUNE 2002

Any other disclosures in relation to dividends (distributions)

[REFER ACCOMPANYING ANNOUNCEMENT]

+ See chapter 19 for defined terms.

Details of aggregate share of profits (losses) of associates and joint venture entities

		Current period $A'm	Previous corresponding period $A'm
16.1	Profit (loss) from ordinary activities before income tax	(1)	-
16.2	Income tax on ordinary activities	-	-
16.3	**Profit (loss) from ordinary activities after income tax**	(1)	-
16.4	Extraordinary items net of tax	-	-
16.5	**Net profit (loss)**	(1)	-
16.6	Outside +equity interests	-	-
16.7	**Net profit (loss) attributable to members**	(1)	-

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from xx/xx/xx") or disposal ("to xx/xx/xx").

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
17.1 Equity accounted associates and joint venture entities	Current period	Previous corresponding period	Current period $A'm	Previous corresponding period $A'm
Various	N/A	N/A	(1)	-
17.2 Total			(1)	-
17.3 Other material interests				
17.4 Total				

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current period

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities**				
	Series A non-cumulative capital securities	10,000,000	NIL	US $25.00	US $25.00
	Borrowers' shares	9,445	NIL	$1.00	NIL
	Depositors' shares	346,319	NIL	$1.00	NIL
	PRYMES	3,000,000	3,000,000	$100.00	$100.00
18.2	Changes during current period				
	(a) Increases through issues	-	-	-	-
	(b) Decreases through returns of capital, buybacks, redemptions	-	-	-	-
18.3	**+Ordinary securities**	493,385,414	493,385,414	$1.00	$1.00
18.4	Changes during current period				
	(a) Increases through issues				
	- Dividend reinvestment plan	8,299,338	8,299,338	$16.28	$16.28
	- Employee reward share plan	340,312	340,312	NIL	NIL
	- Employee performance share plan	62,532	62,532	NIL	NIL
	- Executive option plan	855,000	855,000	Various #	Various #
	(b) Decreases through returns of capital, buybacks	-	-	-	-
	#: Refer attachment E				
18.5	**+Convertible debt securities** *(description and conversion factor)*				
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				
18.7	**Options** *(description and conversion factor)*	[REFER ATTACHMENT E]		*Exercise price*	*Expiry date (if any)*
18.8	Issued during current period				
18.9	Exercised during current period				
18.10	Expired during current period				
18.11	**Debentures** *(totals only)*				
18.12	**Unsecured notes** *(totals only)*	392,099	392,099		

+ See chapter 19 for defined terms.

Comments by directors

Comments on the following matters are required by ASX or, in relation to the half yearly report, by AASB 1029: Interim Financial Reporting. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.

Basis of accounts preparation

If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Interim Financial Reporting. It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period.

Material factors affecting the revenues and expenses of the economic entity for the current period

REFER ACCOMPANYING ANNOUNCEMENT

A description of each event since the end of the current period which has had a material effect and is not related to matters already reported, with financial effect quantified (if possible)

N/A

Franking credits available and prospects for paying fully or partly franked dividends for at least the next year

REFER ACCOMPANYING ANNOUNCEMENT

Changes in accounting policies since the last annual report are disclosed as follows.
(Disclose changes in the half yearly report in accordance with AASB 1029: Half-Year Accounts and Consolidated Accounts. Disclose changes in the preliminary final report in accordance with AASB 1001: Accounting Policies-Disclosure.)

N/A

+ See chapter 19 for defined terms.

Additional disclosure for trusts

19.1	Number of units held by the management company or responsible entity or their related parties.	N/A
19.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	N/A

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	N/A
Date	
Time	
Approximate date the +annual report will be available	

Compliance statement

1 This report has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act 2001.

Identify other standards used	NONE

2 This report, and the +accounts upon which the report is based, use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

+ See chapter 19 for defined terms.

4 This report is based on +accounts to which one of the following applies.

(Tick one)

☐	The +accounts have been audited.	√	The +accounts have been subject to review.
☐	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 Independent Review Report by External Auditors, refer attachment F.

6 The entity has a formally constituted audit committee.

Sign here: .... Date: 7/5/02
(Company Secretary)

Print name: MICHAEL BOWMAN

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Consolidated profit and loss account**

Item 1.1	The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of financial performance*.
Item 1.6	This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts.

+ See chapter 19 for defined terms.

5. **Consolidated balance sheet**

Format The format of the consolidated balance sheet should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Half-Year Accounts and Consolidated Accounts*, and *AASB 1040: Statement of Financial Position*. Banking institutions, trusts and financial institutions identified in an ASIC Class Order dated 2 September 1997 may substitute a clear liquidity ranking for the Current/Non-Current classification.

Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets*. If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required. Trusts should also note paragraph 10 of *AASB 1029* and paragraph 11 of *AASB 1030: Application of Accounting Standards etc*.

6. **Consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows*. Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026*. +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

+ See chapter 19 for defined terms.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. However, an entity may report exact figures, if the $A'000 headings are amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, if the $A'000 headings are amended.

10. **Comparative figures** Comparative figures are the unadjusted figures from the previous corresponding period. However, if there is a lack of comparability, a note explaining the position should be attached.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a directors' report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one) must be complied with.

13. **Corporations Act financial statements** As at 1/7/96, this report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15. **Relevant Items** AASB 1018 requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. the term "relevance" is defined in AASB 1018. For foreign entities, there are similar requirements in other accounting standards normally accepted by ASX.

16. **$ Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

+ See chapter 19 for defined terms.

ST.GEORGE BANK LIMITED ABN 92 055 513 070

ATTACHMENT FOR ASX APPENDIX 4B

FOR THE HALF-YEAR ENDED

31 MARCH 2002

Item 1.24

Details of revenue and expenses from ordinary activities for the Half-Year to 31 March 2002 as per explanatory notes, Item 1.24

Refer Attachment A, page 2 & 3.

**ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES
REVENUE AND EXPENSES FROM ORDINARY ACTIVITIES
FOR THE HALF YEAR ENDED 31 MARCH 2002**

	Half-Year to		
	31 March 2002 $M	30 Sept 2001 $M	31 March 2001 $M
Revenues from ordinary activities			
Interest income	1,493	1,570	1,741
Other income			
Financial markets income	31	17	14
Profit on sale of investment securities	-	-	6
Product fees and commissions			
Lending	39	42	35
Deposit and other accounts	172	168	142
Securitisation service fees	36	28	16
Managed funds	86	79	73
Dividends	2	1	1
Profit on sale of land and buildings	-	5	-
Profit on sale of shares	-	1	1
Factoring and invoice discounting income	10	7	7
Bill acceptance fees	14	10	8
Rental income	7	6	7
Brokerage and clearing fees	6	-	-
Write back of excess provision	-	8	-
Other	8	4	4
	411	376	314
Total revenues from ordinary activities	1,904	1,946	2,055

**ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES
REVENUE AND EXPENSES FROM ORDINARY ACTIVITIES
FOR THE HALF YEAR ENDED 31 MARCH 2002**

	Half-Year to		
	31 March 2002 $M	30 Sept 2001 $M	31 March 2001 $M
Expenses from ordinary activities			
Operating expenses			
Staff			
Salaries and wages	214	199	198
Contractors' fees	7	8	9
Superannuation contributions	17	16	15
Payroll tax	14	13	13
Fringe benefits tax	4	4	4
Other	16	12	16
Total staff expenses	272	252	255
Computer and equipment			
Depreciation	18	17	17
Deferred expenditure amortisation	31	24	22
Rentals on operating leases	8	8	9
Other	37	33	34
Total computer and equipment expenses	94	82	82
Occupancy			
Depreciation	16	16	15
Rent	27	24	24
Other	20	20	17
Total occupancy expenses	63	60	56
Other			
Fees and commissions	14	12	14
Advertising and public relations	27	20	29
Telephone	8	9	8
Printing and stationery	15	13	13
Postage	8	7	7
Goodwill written off	72	-	-
Write down of associates and other investments	22	30	-
Write down of SMS Management and Technology Limited	-	6	-
Write down of investment in WealthPoint Limited	-	22	-
Other	57	57	51
Total other expenses	223	176	122
Total operating expenses	652	570	515
Goodwill amortisation	56	49	50
Bad & doubtful debts expense	34	47	30
Total expenses from ordinary activities	742	666	595

ST.GEORGE BANK LIMITED ABN 92 055 513 070

ATTACHMENT FOR ASX APPENDIX 4B

FOR THE HALF-YEAR ENDED

31 MARCH 2002

Items 4.1 to 4.36

Statement of Financial Position as at 31 March 2002, in accordance with explanatory notes, Item 5 'Consolidated Balance Sheet'.

Refer Attachment B, page 2.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES
STATEMENT OF FINANCIAL POSITION
AS AT 31 MARCH 2002

	Consolidated		
	31 March 2002 $M	30 Sept 2001 $M	31 March 2001 $M
ASSETS			
Cash and liquid assets	290	438	344
Due from other financial institutions	248	458	106
Trading securities	4,938	4,224	3,267
Investment securities	677	463	698
Loans and other receivables	40,811	39,699	38,632
Bank acceptances of customers	1,455	1,170	926
Shares - associated companies	13	123	164
Other investments	111	93	116
Property, plant and equipment	527	534	552
Goodwill	1,431	1,409	1,459
Future income tax benefits	76	71	58
Other assets	2,000	3,374	2,956
TOTAL ASSETS	52,577	52,056	49,278
LIABILITIES			
Deposits and other borrowings	37,077	35,539	33,194
Due to other financial institutions	787	790	812
Bank acceptances	1,455	1,170	926
Provision for dividends	200	179	156
Income tax liability	265	265	257
Other provisions	92	91	119
Bonds and notes	6,578	7,776	7,878
Loan capital	917	769	774
Bills payable and other liabilities	1,466	1,851	1,573
TOTAL LIABILITIES	48,837	48,430	45,689
NET ASSETS	3,740	3,626	3,589
SHAREHOLDERS' EQUITY			
Share capital	3,271	3,127	3,093
Reserves	60	59	53
Retained profits	70	102	106
Shareholders' equity attributable to members of the Bank	3,401	3,288	3,252
Outside equity interests in controlled entities	339	338	337
TOTAL SHAREHOLDERS' EQUITY	3,740	3,626	3,589
Preference capital included in shareholders' equity attributable to members of the Bank	291	291	292

ST.GEORGE BANK LIMITED ABN 92 055 513 070

ATTACHMENT FOR ASX APPENDIX 4B

FOR THE HALF-YEAR ENDED

31 MARCH 2002

Items 7.1 to 8.5
The Consolidated Statement of Cash Flows for the half-year ended 31 March 2002 is shown at Attachment C, page 2 & 3.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE HALF-YEAR ENDED 31 MARCH 2002

	Note	Half-Year to 31 March 2002 $M	30 Sept 2001 $M	31 March 2001 $M
CASH FLOWS FROM OPERATING ACTIVITIES				
Interest received		1,490	1,591	1,738
Interest paid		(925)	(1,035)	(1,101)
Dividends received		2	-	1
Other income received		456	498	341
Operating expenses paid		(573)	(570)	(549)
Income taxes paid		(125)	(130)	(113)
Net (payments)/proceeds from purchase and sale of trading securities		(723)	(942)	500
Net cash (used in)/provided by operating activities	(a)	(398)	(588)	817
CASH FLOWS FROM INVESTING ACTIVITIES				
Acquisition of Deutsche Equity Lending Australia Limited		(6)	-	-
Acquisition of WealthPoint Limited		(27)	-	-
Disposal of Falkiners Limited		(2)	-	-
Restructuring costs		(9)	(25)	(18)
Net increase in balances due from other financial institutions		(125)	(94)	(216)
Net (payments)/proceeds from purchase and sale of investment securities		(214)	238	531
Net (increase)/decrease in loans and other receivables		(748)	(1,113)	803
Proceeds from sale of shares		-	17	1
Proceeds from sale of APF units		-	-	156
Payments for shares		(22)	(25)	(33)
Payments of research and development costs		(6)	(5)	(4)
Payments for property, plant and equipment		(24)	(29)	(23)
Proceeds from sale of property, plant and equipment		1	4	1
Net (increase)/decrease in other assets		(227)	(206)	162
Net cash (used in)/provided by investing activities		(1,409)	(1,238)	1,360
CASH FLOWS FROM FINANCING ACTIVITIES				
Net increase/(decrease) in deposits		1,223	2,386	(1,835)
Proceeds from other borrowings		8,670	7,574	13,824
Repayment of other borrowings		(8,951)	(7,930)	(13,330)
Proceeds from loan capital		200	-	-
Repayment of loan capital		-	-	(198)
Net increase/(decrease) in other liabilities		272	475	(545)
Proceeds from issue of shares		9	24	3
Proceeds from underwriting of dividend reinvestment plan		81	-	-
Buy back of ordinary shares		-	-	(376)
Net proceeds from the issue of PRYMES		-	(1)	292
Dividends paid		(141)	(163)	(178)
Net cash provided by/(used in) financing activities		1,363	2,365	(2,343)
Net (decrease)/increase in cash and cash equivalents held		(444)	539	(166)
Cash and cash equivalents held at the beginning of the half-year		21	(518)	(352)
Cash and cash equivalents held at the end of the half-year	(b)	(423)	21	(518)

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE HALF-YEAR ENDED 31 MARCH 2002

(a) Reconciliation of net profit to net cash (used in)/provided by operating activities

	Half-Year to		
	31 March 2002 $M	30 Sept 2001 $M	31 March 2001 $M
Net profit	188	195	211
Depreciation	34	33	32
Amortisation			
- goodwill	56	49	50
- deferred expenditure	31	24	22
Dividend receivable	-	(2)	-
Profit on sale of property, plant and equipment	-	(5)	-
Increase/(decrease) in accrued expenses	3	32	(19)
Increase/(decrease) in provision for income tax	1	1	(9)
(Increase)/decrease in interest receivable	(3)	23	-
(Increase)/decrease in other income receivable	(8)	8	(5)
(Increase)/decrease in trading securities	(723)	(942)	500
Bad and doubtful debts expense	34	47	30
Increase/(decrease) in employee entitlements provisions	3	-	-
(Decrease)/increase in directors' retirement provisions	-	(1)	1
(Decrease)/increase in interest payable	(80)	(84)	25
Increase in other provisions	3	-	-
Write back of excess provision	-	(8)	-
Write down of investments	22	30	-
Write down of WealthPoint Limited	-	22	-
Write down of SMS Management and Technology Limited	-	6	-
Goodwill write-off	72	2	-
Profit on trading	(31)	(17)	(14)
Profit on sale of investment securities	-	-	(6)
Profit on sale of shares	-	(1)	(1)
Net cash (used in)/provided by operating activities	(398)	(588)	817

(b) Reconciliation of cash

	31 March 2002 $M	30 Sept 2001 $M	31 March 2001 $M
For the purpose of the Statement of Cash Flows, cash at the end of the financial period is reconciled to the following items in the Statement of Financial Position:			
Cash and liquid assets	290	438	344
Due from other financial institutions - at call	198	451	106
Due to other financial institutions - at call	(754)	(700)	(812)
Bills payable	(157)	(168)	(156)
Cash and cash equivalents held at the end of the half-year	(423)	21	(518)

ST.GEORGE BANK LIMITED ABN 92 055 513 070

ATTACHMENT FOR ASX APPENDIX 4B

FOR THE HALF-YEAR ENDED

31 MARCH 2002

Reports for Industry and Geographical Segments

Segmental Reporting Provided, refer Attachment D, page 2 to 5.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES
SEGMENTAL REPORTING
FOR THE HALF-YEAR ENDED 31 MARCH 2002

(a) Business Segments

Business segments are based on the consolidated entity's organisational structure. The consolidated entity is comprised of four business segments, namely:

- Personal and Small Business Banking (PSBB) - responsible for residential and consumer lending, provision of personal financial services including transaction services, call and term deposits, small business banking, general and life insurance. This division also manages retail branches, agency networks and electronic channels such as call centres, EFTPOS terminals, ATMs and Internet banking.

- Institutional and Business Banking (IBB) - responsible for liquidity requirements, securitisation, wholesale funding, treasury market activities including foreign exchange, money market and equities, commercial relationship banking, international banking services, leasing, hire purchase, dealer finance and commercial property lending.

- BankSA (BSA) - responsible for providing retail banking and business banking services to customers in South Australia and Northern Territory. These services are now extending into country New South Wales and Victoria as part of the Group's initiative to expand rural banking. Customers are serviced through branches, electronic agencies, ATMs, call centres, EFTPOS terminals and Internet banking.

- Investment Services (ISD) - responsible for providing funds management and administration, margin lending, financial planning, investment advice and private banking services. General and life insurance businesses are not included in ISD. These insurance businesses are part of PSBB's operations.

The segment results presented include internal allocations between segments.

Effective 1 October 2001 a portfolio of small business banking accounts was transferred from IBB to PSBB. On that date, total assets of $444 million and liabilities of $709 million were transferred. Also on that date, the operations of the Cairns branch, including $126 million of assets and $12 million of liabilities were transferred from BSA to PSBB.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES
SEGMENTAL REPORTING
FOR THE HALF-YEAR ENDED 31 MARCH 2002

31 March 2002

For the half-year ended 31 March 2002	Personal & Small Business Banking $M	Institutional & Business Banking $M	BankSA $M	Investment Services $M	Other $M	Consolidated $M
Segment revenue						
Net interest income	391	140	99	22	(4)	648
Non-interest income	168	91	29	100	23	411
Individually significant items	-	-	-	-	-	-
Total segment revenue	559	231	128	122	19	1,059
Segment expense						
Bad and doubtful debts	20	10	3	1	-	34
Other provisions	5	5	1	8	-	19
Depreciation	20	3	4	1	6	34
Deferred expenditure amortisation	18	2	3	1	7	31
Other expenses	260	78	63	91	(18)	474
Individually significant items	-	-	-	-	94	94
Goodwill amortisation	-	-	-	-	56	56
Total segment expense	323	98	74	102	145	742
Share of loss of investments in associates	-	-	-	-	1	1
Profit before income tax expense	236	133	54	20	(127)	316
Expense to income ratio (1)	54.2%	38.1%	53.5%	82.8%		
Income tax expense						135
Income tax benefit on individually significant items						(7)
Profit after income tax						188
Outside equity interest (OEI)						1
Profit after income tax and OEI						187

As at 31 March 2002	Personal & Small Business Banking $M	Institutional & Business Banking $M	BankSA $M	Investment Services $M	Other $M	Consolidated $M
Assets						
- Investments in associates	-	-	-	-	13	13
- other assets	24,860	16,831	6,269	2,022	2,582	52,564
Segment Assets	24,860	16,831	6,269	2,022	2,595	52,577
Segment Liabilities	19,125	24,427	4,368	257	660	48,837
Other Segment Disclosure						
- Securitised loans	6,009	56	-	-	-	6,065
- Managed Funds (2)	-	-	-	17,533	-	17,533

(1) Excludes bad and doubtful debts expense.

(2) The consolidated entity's managed funds activities are principally through SEALCORP, Advance Asset Management and St.George Wealth Management. The consolidated entity's managed funds comprise funds under management, funds under administration and funds under advice.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES
SEGMENTAL REPORTING
FOR THE HALF-YEAR ENDED 31 MARCH 2002

30 September 2001

For the half-year ended 30 September 2001	Personal & Small Business Banking $M	Institutional & Business Banking $M	BankSA $M	Investment Services $M	Other $M	Consolidated $M
Segment revenue						
Net interest income	358	167	95	14	(11)	623
Non-interest income	150	72	29	82	35	368
Individually significant items	-	-	-	-	8	8
Total segment revenue	508	239	124	96	32	999
Segment expense						
Bad and doubtful debts	22	31	3	-	(9)	47
Other provisions	3	5	-	7	5	20
Depreciation	20	3	3	1	6	33
Deferred expenditure amortisation	16	1	2	1	4	24
Other expenses	249	75	64	66	(19)	435
Individually significant items	-	-	-	-	58	58
Goodwill amortisation	-	-	-	-	49	49
Total segment expense	310	115	72	75	94	666
Share of loss of investments in associates	-	1	-	-	2	3
Profit before income tax expense	198	123	52	21	(64)	330
Expense to income ratio	56.7%	35.1%	55.6%	78.1%		
Income tax expense						145
Income tax benefit on individually significant items						(10)
Profit after income tax						195
Outside equity interest (OEI)						1
Profit after income tax and OEI						194

As at 30 September 2001	Personal & Small Business Banking $M	Institutional & Business Banking $M	BankSA $M	Investment Services $M	Other $M	Consolidated $M
Assets						
- investments in associates	-	-	-	-	123	123
- other assets	23,968	17,697	6,260	1,518	2,500	51,933
Segment Assets	23,958	17,697	6,260	1,518	2,623	52,056
Segment Liabilities	17,639	25,681	4,348	245	517	48,430
Other Segment Disclosure						
- Securitised loans	4,990	80	-	-	-	5,070
- Managed Funds	-	-	-	15,197	-	15,197

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES
SEGMENTAL REPORTING
FOR THE HALF-YEAR ENDED 31 MARCH 2002

31 March 2001

For the half-year ended 31 March 2001	Personal & Small Business Banking $M	Institutional & Business Banking $M	BankSA $M	Investment Services $M	Other $M	Consolidated $M
Segment revenue						
Net interest income	363	163	92	12	(18)	612
Non-interest income	124	71	26	75	18	314
Individually significant items	-	-	-	-	-	-
Total segment revenue	487	234	118	87	-	926
Segment expense						
Bad and doubtful debts	14	11	1	-	4	30
Other provisions	4	5	1	6	5	21
Depreciation	20	2	4	-	6	32
Deferred expenditure amortisation	14	2	2	-	4	22
Other expenses	251	82	66	64	(23)	440
Individually significant items	-	-	-	-	-	-
Goodwill amortisation	-	-	-	-	50	50
Total segment expense	303	102	74	70	46	595
Share of loss of investments in associates	-	-	-	-	-	-
Profit before income tax expense	184	132	44	17	(46)	331
Expense to income ratio	59.1%	38.9%	61.9%	80.5%		
Income tax expense						120
Income tax benefit on individually significant items						-
Profit after income tax						211
Outside equity interest (OEI)						-
Profit after income tax and OEI						211

As at 31 March 2001	Personal & Small Business Banking $M	Institutional & Business Banking $M	BankSA $M	Investment Services $M	Other $M	Consolidated $M
Assets						
- investments in associates	-	-	-	-	164	164
- other assets	23,015	16,452	5,829	1,545	2,273	49,114
Segment Assets	23,015	16,452	5,829	1,545	2,437	49,278
Segment Liabilities	16,376	24,515	3,984	368	446	45,689
Other Segment Disclosure						
- Securitised loans	4,079	111	-	-	-	4,190
- Managed Funds	-	-	-	13,915	-	13,915

(b) Geographical Segments

The consolidated entity operates predominantly in Australia.

**ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES
EXECUTIVE OPTIONS
AS AT 31 MARCH 2002**

ST.GEORGE BANK LIMITED ABN 92 055 513 070

ATTACHMENT FOR ASX APPENDIX 4B

FOR THE HALF-YEAR ENDED

31 MARCH 2002

Items 18.7 to 18.10

Detail of Option Plan as at 31 March 2002 is shown at Attachment E, page 2.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES
EXECUTIVE OPTIONS AS AT 31 MARCH 2002

Executive Option Plan ('Option Plan')

Executive officers are eligible to participate in the Option Plan. Exercise is conditional upon the Group achieving a prescribed performance hurdle. The options do not grant rights to the option holders to participate in a share issue of any other body corporate. Non-executive directors are ineligible to participate in the Option Plan.

Details of options granted under the Option Plan are as follows:

Date Options Granted	Exercise Period [1]			Exercise Price [2] ($)	Options outstanding 30 Sep 2001	Movement during the period: Number of Options Granted	Number of Options Forfeited	Number of Options Exercised	Options outstanding 31 Mar 2002	Senior Executives In Plan [3]
23-Feb-98	23-Feb-01	to	23-Feb-03	$8.58	80,000			80,000	-	-
30-Nov-98	30-Mar-01	to	30-Nov-03	$10.30	75,000			75,000	-	
30-Nov-98	15-Nov-02	to	30-Nov-03	$10.30	75,000				75,000	1
30-Nov-98	15-Nov-03	to	30-Nov-03	$10.30	75,000				75,000	
30-Nov-98	30-Nov-01	to	30-Nov-03	$10.30	120,000				120,000	1
18-Dec-98	18-Nov-00	to	18-Dec-03	$9.41	500,000			500,000	-	
18-Dec-98	18-Nov-01	to	18-Dec-03	$9.41	500,000				500,000	1
18-Dec-98	18-Nov-02	to	18-Dec-03	$9.41	500,000		500,000		-	
02-Jun-99	08-Dec-01	to	02-Jun-04	$10.73	30,000				30,000	
02-Jun-99	08-Dec-02	to	02-Jun-04	$10.73	30,000				30,000	1
02-Jun-99	08-Jun-03	to	02-Jun-04	$10.73	30,000				30,000	
20-Jul-99	19-Jul-02	to	20-Jul-04	$10.95	200,000				200,000	1
09-Aug-99	09-Aug-02	to	09-Aug-04	$10.34	50,000				50,000	1
20-Dec-99	20-Dec-02	to	20-Dec-04	$10.86	80,000				80,000	1
17-Mar-00	17-Mar-03	to	17-Mar-05	$11.39	30,000				30,000	1
01-Nov-00	15-Nov-02	to	01-Nov-05	$11.14	133,333				133,333	1
01-Nov-00	15-Nov-03	to	01-Nov-05	$11.14	66,667				66,667	
15-Dec-00	15-Dec-03	to	15-Dec-05	$13.38	200,000			200,000	-	
15-Dec-00	15-Dec-03	to	15-Dec-05	$13.38	200,000		200,000		-	-
15-Dec-00	15-Dec-03	to	15-Dec-05	$13.38	200,000		200,000		-	
01-Oct-01	15-Nov-03	to	01-Oct-06	$14.63	-	66,667			66,667	
01-Oct-01	15-Nov-04	to	01-Oct-06	$14.63	-	66,667			66,667	1
01-Oct-01	15-Nov-05	to	01-Oct-06	$14.63	-	66,667			66,667	
12-Dec-01	12-Jun-04	to	12-Dec-06	$16.91	-	250,000			250,000	
12-Dec-01	12-Jun-05	to	12-Dec-06	$16.91	-	250,000			250,000	1
12-Dec-01	12-Jun-06	to	12-Dec-06	$16.91	-	500,000			500,000	
				TOTAL	3,175,000	1,200,001	900,000	855,000	2,620,001	11

1. The options may be exercisable at an earlier date as prescribed by the Option Plan rules.
2. A premium is added to the exercise price of the options that represents the time value of money component of the value of the options (calculated as the difference between the actual dividend and bond yields for the period from the Grant Date of the options to the earliest exercise date). The exercise price represents the market value of the Bank's ordinary shares at the Grant Date of the options. This market value represents the weighted average trading price during the five trading days prior to the Grant Date, calculated in accordance with the Option Plan rules.
3. Participating executives are required to hold a minimum of 5,000 ordinary shares in the Bank in order to participate in the Option Plan.

ST.GEORGE BANK LIMITED ABN 92 055 513 070

ATTACHMENT FOR ASX APPENDIX 4B

FOR THE HALF-YEAR ENDED

31 MARCH 2002

Independent Auditors' Review Report – refer Attachment F, page 2.

INDEPENDENT REVIEW REPORT BY EXTERNAL AUDITORS TO THE MEMBERS OF ST.GEORGE BANK LIMITED FOR THE HALF-YEAR ENDED 31 MARCH 2002

SCOPE

We have reviewed the financial report of St.George Bank Limited (the Bank) for the half-year ended 31 March 2002, consisting of the statement of financial performance, statement of financial position, statement of cash flows, accompanying notes and the directors' declaration set out on pages 4 to 22. The financial report includes the consolidated financial statements of the consolidated entity comprising St.George Bank Limited and the entities it controlled at the end of the half-year or from time to time during the half-year. The Bank's directors are responsible for the financial report.

We have performed an independent review of the financial report in order to state whether, on the basis of procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029: "Interim Financial Reporting" and other mandatory professional reporting requirements and statutory requirements in Australia so as to present a view which is consistent with our understanding of the Bank's financial position, and performance as represented by the results of its operations and its cash flows and in order for the Bank to lodge the financial report with the Australian Securities and Investments Commission.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. The review is limited primarily to inquiries of Bank personnel and analytical procedures applied to the financial data. Our review has not involved a study and evaluation of internal accounting controls, tests of accounting records or tests of responses to inquiries by obtaining corroborative evidence from inspection, observation or confirmation. The procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion

STATEMENT

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of St.George Bank Limited is not in accordance with:

(a) the Corporations Act 2001, including:

 (i) giving a true and fair view of the Bank's financial position as at 31 March 2002 and of its performance for the half-year ended on that date; and

 (ii) complying with Accounting Standard AASB 1029: "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

KPMG

J F Teer
Partner
45 Clarence Street
Sydney, New South Wales, 2000
7 May 2002

St.George Bank Limited

ABN 92 055 513 070

GROUP FINANCIAL RESULTS

AND

DIVIDEND ANNOUNCEMENT

for the half-year ended

31 March 2002

Released
7 May 2002

Available on our

CONTENTS

1 Financial Summary

1.1 Results at a Glance

Financial Performance

- Profit after tax and before significant iems was $244 million (31 March 2001: $173 million), an increase of 41.0%.
- Profit available to ordinary shareholders was $157 million (31 March 2001: $173 million), a decrease of 9.2%.
- Net-interest income was $648 million (31 March 2001: $612 million), an increase of 5.9%.
- Non-interest income was $411 million (31 March 2001: $314 million), an increase of 30.9%.
- Operating expenses before goodwill and significant items increased to $558 million (31 March 2001: $515 million), an increase of 8.3%.
- Basic earnings per ordinary share (annualised) before significant items and goodwill amortisation increased to 122.5 cents (31 March 2001: 96.4 cents).
- Return on average ordinary equity (annualised) before significant items and goodwill amortisation increased to 19.33% (31 March 2001: 15.78%).

Financial Position

- Total assets were $52.6 billion (31 March 2001: $49.3 billion), an increase of 6.7%.
- Lending assets (both on and off-balance sheet) were $48.3 billion (31 March 2001: $43.7 billion), an increase of 10.5%.
- Home equity receivables were $9.1 billion (31 March 2001: $7.9 billion) an increase of 15.2%.
- Consumer receivables were $2.9 billion (31 March 2001: $2.3 billion), an increase of 29.1%.
- Retail funding was $26.8 billion (31 March 2001: $23.9 billion), an increase of 11.9%.

Dividends

- A higher interim ordinary dividend of 38 cents per ordinary share, fully franked (31 March 2001: 31 cents) has been declared by the Board.
- The Dividend Reinvestment Plan will operate for the interim dividend.

Other

- Managed funds stood at $17.5 billion (31 March 2001: $13.9 billion), an increase of 26.0%. SEALCORP grew 26.3% to $12.8 billion.
- Net non-accrual loans as a percentage of net receivables remained steady at 0.10% .

1.2 Group Highlights

The financial information provided in this statement of financial results and dividend announcement relates to the operations of St.George Bank Limited and its controlled entities (the Group) for the half-year ended 31 March 2002. The Group's financial results have been subject to an independent review by the Group's external auditors, KPMG. Comparative information has been reclassified where necessary to enhance comparability. The financial results of WealthPoint Limited and its controlled entities have been consolidated from 5 November 2001.

The term "previous corresponding period" refers to the half-year ended 31 March 2001.

Half-Year Ended		**March 2002**	Sept 2001	March 2001
TOTAL ON BALANCE SHEET ASSETS	$m	**52,577**	52,056	49,278
SECURITISED RECEIVABLES	$m	**6,065**	5,070	4,190
OPERATING PROFIT				
Before preference dividends and:				
- after income tax, OEI [(1)] and before goodwill and significant items	$m	**330**	283	261
- after income tax, OEI, goodwill and before significant items	$m	**274**	234	211
- after income tax, OEI, goodwill and significant items	$m	**187**	194	211
After preference dividends and:				
- after income tax, OEI and before goodwill and significant items	$m	**300**	252	223
- after income tax, OEI, goodwill and before significant items	$m	**244**	203	173
- after income tax, OEI, goodwill and significant items (available to ordinary shareholders)	$m	**157**	163	173
UNDERLYING PROFIT	$m	**500**	476	411
RETURN ON AVERAGE ASSETS (Annualised)				
- after income tax, OEI and before goodwill, significant items and preference dividends		**1.25%**	1.14%	1.06%
- after income tax, OEI, goodwill, significant items and before preference dividends		**0.71%**	0.78%	0.85%
RETURN ON AVERAGE RISK WEIGHTED ASSETS (Annualised)				
- after income tax, OEI and before goodwill, significant items and preference dividends		**2.18%**	1.95%	1.86%
- after income tax, OEI, goodwill, significant items and before preference dividends		**1.23%**	1.34%	1.50%
RETURN ON AVERAGE ORDINARY EQUITY (Annualised)				
- after income tax, OEI, preference dividends and before goodwill and significant items		**19.33%**	17.36%	15.78%
- after income tax, OEI, preference dividends, goodwill and before significant items		**15.73%**	13.98%	12.24%
- after income tax, OEI, preference dividends, goodwill and significant items		**10.12%**	11.23%	12.24%
EXPENSES AS % AVERAGE ASSETS - (excluding goodwill and significant items)		**2.12%**	2.06%	2.08%
EXPENSE / INCOME RATIO - (excluding goodwill and significant items)		**52.7%**	51.7%	55.6%
INTEREST MARGIN		**2.77%**	2.79%	2.74%
ORDINARY DIVIDEND (Fully franked)	Cents	**38.0**	34.0	31.0
EARNINGS PER ORDINARY SHARE (Annualised)				
Basic				
- before goodwill and significant items	Cents	**122.5**	106.9	96.4
- after goodwill and significant items (statutory)	Cents	**64.1**	69.3	74.7
Diluted				
- before goodwill and significant items	Cents	**122.1**	108.2	92.6
- after goodwill and significant items (statutory)	Cents	**65.8**	71.3	71.7
NET TANGIBLE ASSETS PER ORDINARY SHARE	$	**3.40**	3.28	2.93
CAPITAL ADEQUACY RATIO		**10.8%**	11.1%	10.8%

(1) OEI refers to Outside Equity Interests in controlled entities.

1.2 Group Highlights (cont...)


Operating Profit and Return on Average Ordinary Equity
$ million
350
300
250
200
150
100
20%
18%
16%
14%
12%
10%
186
198
223
252
300
Mar-00
Sep-00
Mar-01
Sep-01
Mar-02
Operating profit after income tax, preference dividends, OEI and before goodwill and significant items
Annualised return on average ordinary equity after income tax, preference dividends, OEI and before goodwill and significant items

Net Interest Income

- Net interest income for the half-year was $648 million (31 March 2001: $612 million), an increase of 5.9%. The increase is due to growth in average interest earning assets by 4.8% since March 2001 and the improvement in the net interest margin to 2.77% from 2.74% in the previous corresponding period.

Diversification of Income Streams

- Non-interest income was $411 million (31 March 2001: $314 million), an increase of 30.9%. Non-interest income now accounts for 38.8% of total income (31 March 2001: 33.9%). Non-interest income growth was achieved from fee initiatives introduced through the Best Bank Redesign and increased financial markets income.

- Managed funds have continued their rapid growth to $17.5 billion at 31 March 2002 (31 March 2001: $13.9 billion), an increase of 26.0%.

Operating Expenses

- The expense to income ratio, before goodwill amortisation and significant items, decreased to 52.7% (31 March 2001: 55.6%) partly as a result of efficiency gains and non-interest income initiatives introduced through the Best Bank Redesign.

- Operating expenses before goodwill and significant items were $558 million for the current half-year (31 March 2001: $515 million), an increase of 8.3%. The increase is due to the acquisition of WealthPoint in November 2001, with five months of WealthPoint's operating expenses totalling $15 million included in the current half-year result. Further factors contributing to the increase were business volume growth in electronic banking transactions, additional deferred expenditure amortisation arising from Best Bank Redesign computer enhancements and an increase in staff expenses due to salary and wage rises granted on 1 October 2001.

Income Tax

- Income tax expense (before significant items) increased by $15 million compared to the previous corresponding period. Effective 1 October 2001, the corporate income tax rate reduced to 30% from 34%. The benefit arising from the reduced tax rate was offset by the increase in operating profit before income tax and significant items of $79 million over the previous corresponding period.

1.2 Group Highlights (cont...)

Shareholder Returns

- Return on average ordinary equity (annualised) before goodwill and significant items increased to 19.33% (31 March 2001: 15.78%).
- Basic earnings per ordinary share (annualised) before goodwill and significant items increased to 122.5 cents (31 March 2001: 96.4 cents).
- The Board has declared an interim ordinary dividend of 38 cents per ordinary share, payable on 2 July 2002. This dividend will be fully franked at 30%.

Capital Management

- Completion of $1.8 billion securitisation of residential loan receivables through the Crusade Programme in March 2002.
- The Dividend Reinvestment Plan will operate for the interim dividend with a 2.5% discount.

Assets and Asset Quality

- Lending assets (on and off-balance sheet) were $48.3 billion (31 March 2001: $43.7 billion), an increase of 10.5%.
- Bad and doubtful debts expense for the half-year ended 31 March 2002 was $34 million (31 March 2001: $30 million).
- The general provision associated with the $1.8 billion of securitised loans was written-back during the half-year. The combination of the tax effected balance of unearned income on mortgage insurance premium of $20 million with the general provision of $139 million is $7 million above the accepted industry level of 0.50% of risk-weighted assets.

Market Share

- Market share for the Group's owner-occupied home loan outstanding balances remained relatively stable during the half-year due to competitive pricing, effective sales and marketing activities.

  Despite some downward pressure on market share, primarily due to competitor reclassifications of home loans and strong overall growth in the housing market, industry analyst, J.B.Were in its monthly Market Share Analysis report, has consistently reported St.George as having "generated the strongest absolute growth amongst the regional banks".
- On and off balance sheet residential loans grew 4.8% over the six months to 31 March 2002, from $33.3 billion to $34.9 billion.
- St.George through its Portfolio loan maintains a leading market position for home equity loan approvals. Over the last twelve months St.George's market share for home equity loan approvals averaged 27%.
- At 31 March 2002 retail deposits were $26.8 billion, an increase of 11.9% from 31 March 2001, reflecting strong growth in the dragondirect internet channel and Portfolio Cash Management Account. St.George's market share of retail deposits is 9.0% compared to 8.9% at 31 March 2001.

2 Business Summary

2.1 Executive Leadership

On 12 December 2001, the Board announced the appointment of Mrs Gail Kelly as St.George's Chief Executive Officer. Mrs Kelly took up her duties on 14 January 2002 and was appointed Managing Director on 29 January 2002. Formerly with the Commonwealth Bank of Australia, Mrs Kelly brings with her significant experience and knowledge of the financial services industry.

Mr Peter Clare was appointed to the role of Group Executive, Strategy and Office of the Managing Director in February 2002.

In April 2002, the appointment of Mr Andrew Thorburn as Group Executive, Personal and Small Business Banking was announced. Mr Thorburn will commence his duties in June 2002 replacing Mr Bill Ott who returns to the United States on the completion of his contract.

The role of Group Executive Investment Services became vacant in March 2002 following the departure of Mr Richard Cawsey. Mr Ian Knox, the Chief Executive Officer of Sealcorp is currently Acting Group Executive Investment Services.

2.2 Strategic Overview

The Bank's strategic vision is that:

"Customers value St.George as the best partner to manage their finances and build wealth"

Building upon its vision St.George's six business goals are:

- Deepen and strengthen relationships with customers in our chosen markets
- Leverage specialist capabilities for growth
- Creatively differentiate on customer service
- Accelerate and empower relationship-based selling
- Optimise cost structure
- Build team and performance culture

Following upon the success of the "Best Bank" initiative, the next stage of St.George's business strategy will be under the banner of "Even Better Bank". St.George expects early benefits from the "Even Better Bank" programme to flow to the bottom line during the second half of FY2002 but the major focus will be on earnings improvement for FY2003 and FY2004. Two project teams have been formed to focus on customer segmentation and cost efficiency-based performance improvements. The projects, titled "Customer Led Growth" and "Business Productivity", will assist in achieving the Bank's six business goals.

2.2 Strategic Overview (cont...)

Deepen and Strengthen Customer Relationships in Our Chosen Markets

St.George has a customer base of approximately 2.6 million with a high level of customer satisfaction and a strong propensity to consider positively St.George product offers[1]. St.George also has a well developed data warehouse, and customer information system. Notwithstanding the above, current product penetration per customer stands at 2.0, lower than each of the four major banks.

Under the "Customer Led Growth" project, St.George will focus on those customer segments for which it can provide superior customer service and obtain higher returns. For example, the establishment of St.George's "Gold", and "Key Account Relationship Management" (Middle Market) segments have led to significant improvements in customer retention and new sales. St.George will use learnings from these initiatives to link appropriate financial services products to relevant segments of its banking customer base.

Leverage Specialist Capabilities for Business Growth

St.George has significant specialised capabilities in a number of business areas where specific expertise and/or scale benefits exist. These include residential lending (including home equity), payment products and services, asset based finance, dragondirect, the Asgard Master Trust and relationships with independent financial advisors. These capabilities provide the opportunity to attract new customers, achieve additional cross-sell and achieve greater than system growth rates.

The recent expansion of the national Agribusiness network, with twelve additional points of representation in NSW and Victoria, is an example of this strategy.

Creatively Differentiate on Customer Service

St.George has a differentiated and excellent reputation for customer service and satisfaction. St.George's personal banking customers are significantly more satisfied than those of its major competitors (having a satisfaction rating of 72% in comparison to an average rating of 60% for the four major banks[2]). This reputation is also reflected in customer surveys of St.George's Institutional & Business Banking Division where St.George ranks higher in terms of customer satisfaction than most major and foreign banks across a wide range of financial services for corporate customers[3].

St.George will work specifically to ensure the appropriate alignment of customer service with its key customer segment approach and will continue to invest in convenient and easy-to-use customer sales and service facilities using electronic channels. These include the Internet, St.George Direct and a range of self-service terminals. The combination of friendly staff and convenient self-service in St.George's innovative Automatic Banking Centres has also proved popular with customers.

---

[1] Dangar Research, September 2001
[2] Roy Morgan Research, December 2001
[3] East & Partners, Top 500 Corporate Banking in Australia, June 2001; Jones Donald, IBB Wave 3, December 2001

2.2 Strategic Overview (cont...)

Accelerate and Empower a Relationship-Based Selling Culture

St.George has been an industry leader in data warehousing and campaign management. The advertising campaign "... it's OK, I'm with St.George." has achieved very high recall rates of 90%. As a result of the "Best Bank" programme, St.George has excellent sales support infrastructure in terms of customer data mining, lead management and campaign management systems. St.George will use these tools to develop the appropriate skills, measurement and incentive systems to support St.George's relationship-based sales strategy.

Optimise Cost Structure

St.George has reduced its group cost income ratio from 59.0% in FY97 to 52.7% in 1H02. In order to fund the required investment for growth and to further improve this ratio, St.George to pursue further cost efficiencies. Areas to be reviewed by the "Business Productivity" project include:

- Support and administration processes and cost structures.
- Back office product manufacturing processes – this review will include possible changes to business models, joint ventures/alliance and selective outsourcing options.
- Transitioning customers to more convenient and cost effective service channels.

Build Team and Performance Culture

While St.George has a committed and willing workforce, continued investment and focus is required to grow skills to enhance St.George's team culture and drive performance. Group, divisional and individual goals, measurements and rewards will be aligned through St.George's integrated strategic planning system.

St.George occupies a unique niche in the financial services industry between the four major competitors and a number of smaller regional banks. Differentiation between the majors is blurring over time and reducing levels of service and representation increasingly disenfranchise their customers. Conversely, St.George's regional competitors offer customers a service-based alternative, but cannot offer the broadest range of products. St.George has strong organic growth potential by taking advantage of this market dynamic. There is significant inherent value in St.George's customer base that will be unlocked through the higher levels of customer service that St.George can provide and by improving its rate of cross-sell. Specific targets are being established for each of the six business goals noted above. The market will be updated on progress in September of this year.

2.3 Best Bank Redesign

The Best Bank programme involving the implementation of 1,000 ideas was substantially completed in October 2001 with a small number of remaining residual ideas implemented during the half-year.

The efficiencies and substantial revenues realised from the programme have delivered a pre-tax contribution of $73 million for the half-year. This result is in accordance with the revised annual target of $145 million announced in November 2001.

Revenue initiatives have delivered $28 million of the half-year result, while cost efficiency initiatives account for the balance of $45 million.

The programme has improved functional processes across the Group and better-aligned resources with the financial needs of specific customers and market opportunities. Best Bank has provided the foundation for effective customer segmentation where products and services are tailored for different segments. The pricing of products and services has been revised in accordance with the value customers derive from these offerings. This has been a key factor in the strong growth in the Group's non-interest income which now represents 38.8% of total income.

Through the Best Bank Redesign, staff have been provided with the platform to improve their capability to deepen relationships within selected customer segments and therefore lift the level of cross sales.

2.4 Investment Services Division (ISD) Strategic Review

Over the past two months, St.George has undertaken a detailed review of its wealth management businesses.

This review has affirmed the Group's priorities as follows:

- Leveraging the St.George customer base by providing "whole of wealth" value propositions through identified selected target markets.
- Continuing to expand the profitable growth of core businesses through the internal and external distribution channels.
- Restructuring the ISD portfolio to focus on businesses that are the key sources of future profitability.

2.5 Investments

Over the last several years, St.George has made a number of other investments with the aim of complementing its financial services activities. While the Group continues to pursue a range of business opportunities with these companies, it is recognised that they are at different stages of development, and have a range of risk profiles. It has therefore been decided to take a conservative view of the investment valuations attributed to them. The investments that have been subject to this review include Ctel Technologies Pty Limited, Autobytel Australia Pty Limited, thechamber.com.au, marketboomer Pty Limited, Netxsurance Pty Limited, Stockford Limited and Virtual Communities Limited.

This portfolio of investments has been written down by $22 million ($15 million after tax) to a carrying value of $4 million.

2.6 Acquisitions

During the half-year the Group acquired the following entities.

2.6.1 WealthPoint Group

On 5 November 2001, WealthPoint Limited became a wholly owned subsidiary. The consideration paid for 52 million shares and 10 million options that the Group did not already hold was $34 million after including related acquisition costs.

Goodwill on acquisition totalled $139 million. This amount included $85 million of profit relating to the sale of the Assirt companies and Quicktrade business to WealthPoint in September 2000.

A restructure provision of $6 million was established at the date of acquisition to cover the costs of rationalising and integrating WealthPoint operations into the Group and discontinuing certain non-core WealthPoint businesses. At 31 March 2002, $3 million of the restructure provision remains unutilised.

As part of the restructure of WealthPoint, non-core businesses were disposed of during the half-year for nominal or nil consideration. These businesses were Falkiners Stockbroking, Bourse Education and Hotcopper.

The strategic review of the Investment Services Division conducted during the half-year has impacted WealthPoint. WealthPoint is a portfolio of businesses providing a range of software platforms and research resources to financial planners. While there are a number of valuable businesses in the portfolio, they are at different stages of maturity, have different profitability outlooks and risks attached. In the light of the strategic review, the valuation of WealthPoint has been reassessed and $72 million (nil tax effect) of goodwill has been written-off at 31 March 2002. The remaining balance of unamortised goodwill relating to WealthPoint is $63 million at 31 March 2002.

There are no regulatory capital implications in relation to this write-off as goodwill is a Tier 1 capital deduction for capital adequacy purposes.

2.6.2 St.George Equity Finance Lending Limited

On 22 October 2001, the Group acquired 100% of Deutsche Equity Lending Australia Limited (now St.George Equity Finance Lending Limited) and Deutsche ML Nominees Limited (now Target Nominees Limited). Goodwill on acquisition totalled $9 million and is being amortised over a ten year period.

The growth in St.George's margin lending portfolio from $412 million at 30 September 2001 to $802 million at 31 March 2002 was primarily due to the acquisition.

2.7 Electronic Banking and Phone Banking

Demonstrating St.George's commitment to improving the level of service and accessibility to its customers, St.George announced a new programme designed to increase the number of ATMs available to the public. As part of this programme, 100 new ATMs will be added to the network and 250 existing ATMs will be refurbished to improve accessibility for disabled customers. The programme will also involve the improvement of the ATMs' signage to increase recognition of the St.George Brand.

This programme will enhance the Group's network which in the last two years has grown by 20%, positioning St.George as the second largest ATM network in NSW, ACT and SA.

St.George has also increased its presence in other electronic channels such as EFTPOS and internet access. Registered internet customers have increased by 66.7% to 1.5 million at 31 March 2002 from 0.9 million at 31 March 2001. The number of EFTPOS terminals has also increased by 29.1% to 41,722 from 32,328 at 31 March 2001.

The use of phone banking services continues to grow with more than 11 million calls received and 16 million transactions conducted during the half-year. The percentage of branch transactions to total transactions has fallen from 23.5% at 31 March 2001 to 18.2% at 31 March 2002.

Electronic and phone banking channels have the dual purpose of improving accessibility for St.George's customers and providing greater efficiency to the Group. St.George remains committed to expanding these channels.

2.8 Credit Quality

Annualised bad debts as a percentage of average assets is 0.13%. Net non-accrual loans as a percentage of net loans and receivables is 0.10%. Past due loans have fallen to $129 million at 31 March 2002 from $195 million at 31 March 2001. These results for the half-year ended 31 March 2002 reflect St.George's excellent asset quality.

Fitch Ratings upgraded St.George Insurance Pte Limited (SGI – a wholly owned captive lender's mortgage insurer of St.George) from A+ to AA-. The ratings upgrade reflects the financial health of St.George and prudent reinsurance arrangements of SGI.

2.9 Capital Management

The Group actively manages its capital requirements through a number of measures, including securitisation and the Dividend Reinvestment Plan (DRP).

In March 2002, the Group successfully securitised a total of $1.8 billion of housing loans through the Crusade Programme issue. The total value of securitised receivables outstanding at 31 March 2002 was $6,065 million. The Group is committed to utilising securitisation as an effective capital management tool and alternative funding source.

The Group's DRP will operate for the interim ordinary dividend with a discount of 2.5%.

2.10 Future Prospects

Economic data has generally remained solid over the past six months. Data for December and January indicate a better than expected recovery from September 11, with consumer and business confidence quickly regaining momentum. Recent surveys indicate that businesses are beginning to increase investment spending while consumer confidence is holding up well. At the same time, the global situation is better than it was a year ago and in the Bank's view economic conditions will begin to improve as 2002 progresses.

Over the last two years, the housing sector has been a sizeable boost to growth. At the same time the rural sector has had its best year in two decades and, similarly to housing, this has had a significant flow-through effect to other areas of the economy. Prospects for the manufacturing sector are improving.

The housing sector growth has weakened over the last couple of months and may ease further as the government grants wind back. There is some prospect that the effect of any slowdown in the housing sector on domestic demand over the course of the next six months will be counterbalanced by a pick-up in business investment.

The Bank's first half performance has benefited from the contributions of the Best Bank Redesign. While the current level of profitability is expected to be maintained in the second half of 2002, the steepening of the short term yield curve will place some pressure on the Group's interest margin. If the current level of performance is sustained, it is expected that the final dividend will exceed the interim dividend.

The Bank's strategic intent is to build a solid foundation for its performance in 2003 and beyond. The "Even Better Bank" programme described in the Strategic Overview (Section 2.2 of this document), will focus on customer segmentation and cost efficiency-based performance improvements. St.George will also be leveraging its specialist capabilities to generate business growth. Successful execution will underpin the Bank's earnings momentum in 2003 and 2004.

3 Financial Analysis

3.1 Statement of Financial Performance

Half-Year Ended	**March 2002 $'m**	Sept 2001 $'m	March 2001 $'m
Interest income	**1,493**	1,570	1,741
Interest expense	**845**	947	1,129
Net interest income	**648**	623	612
Non-interest income	**411**	368	314
Significant items	**-**	8	-
Total non-interest income	**411**	376	314
Bad and doubtful debts expense	**34**	47	30
Operating expenses	**614**	561	565
Significant items	**94**	58	-
Total operating expenses	**708**	619	565
Share of net loss of equity accounted associates	**1**	3	-
OPERATING PROFIT BEFORE INCOME TAX	**316**	330	331
Income tax expense	**135**	145	120
Income tax benefit on significant items	**(7)**	(10)	-
Total income tax expense	**128**	135	120
OPERATING PROFIT AFTER INCOME TAX	**188**	195	211
Outside equity interests (OEI)	**1**	1	-
OPERATING PROFIT AFTER INCOME TAX AND OEI	**187**	194	211
Preference dividends:			
- Converting Preference Shares (CPS)	**-**	-	16
- Depositary Capital Securities (DCS)	**20**	21	20
- Preferred Resetting Yield Marketable Equity Securities (PRYMES)	**10**	10	2
	30	31	38
PROFIT AVAILABLE TO ORDINARY SHAREHOLDERS	**157**	163	173


Income Contribution
68%
32%
68%
32%
66%
34%
63%
37%
61%
39%
Mar-00
Sep-00
Mar-01
Sep-01
Mar-02
Non-interest income (excluding significant items)
Net Interest income

3.1.1 Underlying Profit

The underlying profit for the Group increased 21.7% to $500 million compared to 31 March 2001.

Half-Year Ended	**March 2002 $'m**	Sept 2001 $'m	March 2001 $'m
Operating profit after income tax and outside equity interests	**187**	194	211
Add: Outside equity interests	**1**	1	-
Operating profit after income tax	**188**	195	211
Add:			
Income tax expense	**135**	145	120
Net impact of significant items	**87**	40	-
Charge for bad and doubtful debts	**34**	47	30
Goodwill amortisation	**56**	49	50
Underlying Profit	**500**	476	411
Underlying Profit as a percentage of average assets (annualised)	**1.90%**	1.91%	1.66%

Factors driving the growth in underlying profit during the half-year were:

- full financial benefit of Best Bank non-interest income and cost efficiency initiatives;
- strong financial markets income result;
- growth in business volumes; and
- improved net interest margin.


Underlying Profit
$ million
500
400
300
200
100
2.00%
1.80%
1.60%
1.40%
1.20%
1.00%
354
393
411
476
500
Mar-00
Sep-00
Mar-01
Sep-01
Mar-02
Underlying profit
Underlying profit as a percentage of average assets

3.1.2 Significant items

Individually significant items according to AASB 1018 are revenues and expenses of such a size, nature or incidence that their disclosure is relevant in explaining the financial performance of the Group.

Half-Year Ended	**March 2002 $'m**	Sept 2001 $'m	March 2001 $'m
Non-interest income			
Non-interest income before significant items	**411**	368	314
Significant items			
- Write back of excess provisions	**-**	8	-
Total non-interest income	**411**	376	314
Operating expenses			
Operating expenses after goodwill and before significant items	**614**	561	565
Significant items			
- Write down of investments(i)	**22**	30	-
- Goodwill written-off(ii)	**72**	-	-
- Write down of investment in WealthPoint	**-**	22	-
- Write down of investment in SMS Management and Technology	**-**	6	-
	94	58	-
Total operating expenses	**708**	619	565
Income tax expense			
Income tax expense before significant items:	**135**	145	120
Significant items			
- Income tax expense on write back of excess provisions	**-**	2	-
- Income tax benefit on write down of investments(i)	**(7)**	(10)	-
- Income tax benefit on write down of SMS Management and Technology	**-**	(2)	-
	(7)	(10)	-
Total income tax expense	**128**	135	120
Summary of significant items			
Total pre-tax impact of significant items	**(94)**	(50)	-
Less: Total tax benefit attributable to significant items	**(7)**	(10)	-
Net impact of significant items	**(87)**	(40)	-

(i) Write-down of Investments

Investments have been written down by $22 million ($15 million after related income tax benefit) at 31 March 2002 reflecting a downward revision of their future anticipated revenues.

(ii) WealthPoint Goodwill Written-Off

A strategic review of the Investment Services Division was conducted during the half-year. As a result of the strategic review and the reassessment of the future benefits associated with ongoing WealthPoint businesses, an additional $72 million of goodwill has been written-off at 31 March 2002. The remaining balance of unamortised goodwill relating to the WealthPoint acquisition is $63 million at 31 March 2002.

3.1.3 Net Interest Income

Net interest income is derived from the Group's business activities of lending, investments, deposits and borrowings. The net interest income for the half-year ended 31 March 2002 was $648 million (31 March 2001: $612 million), an increase of 5.9%.

Half-Year Ended	March 2002 Balance $'m	March 2002 Rate	September 2001 Balance $'m	September 2001 Rate	March 2001 Balance $'m	March 2001 Rate
Actuals						
Net Interest Income	**648**		623		612	
Averages						
Interest Earning Assets	**46,755**	**6.39%**	44,709	7.02%	44,610	7.81%
Interest Bearing Liabilities	**45,979**	**3.68%**	44,222	4.28%	44,045	5.13%
Interest Spread		**2.71%**		2.74%		2.68%
Interest Margin		**2.77%**		2.79%		2.74%

The increase in net interest income was due to a 4.8% growth in average interest earning assets since 31 March 2001. Other factors were the stability in the interest margin which increased to 2.77% from 2.74% in the previous corresponding period as a result of careful management together with the benefit gained from the ongoing securitisation of residential loans.


Net Interest Income and Interest Margin
$ million
700
650
600
550
500
450
400
3.00%
2.90%
2.80%
2.70%
2.60%
2.50%
569
603
612
623
648
Mar-00
Sep-00
Mar-01
Sep-01
Mar-02
Net Interest Income
Interest Margin

3.1.4 Non-Interest Income

Non-interest income comprises those items outlined below and has grown 30.9% to $411 million from $314 million in the previous corresponding period. WealthPoint's operations contributed $11 million to non-interest income for the period 5 November 2001 to 31 March 2002.

Half-Year Ended	**March 2002 $'m**	Sept 2001 $'m	March 2001 $'m
Non-interest income			
Financial markets income	**31**	17	14
Profit on sale of investment securities	**-**	-	6
Product fees and commissions			
- Lending	**39**	42	35
- Deposit and other accounts	**172**	168	142
Securitisation service fees	**36**	28	16
Managed funds fees	**86**	79	73
Dividend income	**2**	1	1
Net profit on disposal of land and buildings	**-**	5	-
Profit on sale of shares	**-**	1	1
Factoring and invoice discounting income	**10**	7	7
Bill acceptance fees	**14**	10	8
Rental income	**7**	6	7
Brokerage and clearing fees	**6**	-	-
Other	**8**	4	4
Non-interest income before significant items	**411**	368	314
Significant items			
Write back of excess provisions	**-**	8	-
TOTAL NON-INTEREST INCOME	**411**	376	314
Non-Interest Income as a % of Average Assets (annualised)			
- before significant items	**1.56%**	1.48%	1.27%
- after significant items	**1.56%**	1.51%	1.27%
Non-Interest Income as a % of Total Income			
- before significant items	**38.8%**	37.1%	33.9%
- after significant items	**38.8%**	37.6%	33.9%

Financial markets generates net interest income and non-interest income. Net interest income earned on the financial markets trading portfolio was $2 million (31 March 2001: $12 million). Therefore total financial markets income was $33 million (31 March 2001: $26 million).

Financial markets non-interest income primarily represents gains and losses made on foreign exchange and derivative transactions, realised gains and losses on disposal of trading securities and unrealised market value adjustments on trading securities.

3.1.4 Non-Interest Income (cont…)

The following factors have driven the growth in non-interest income:

- Lending income grew by 11.4% over the previous corresponding period due to strong growth in residential loan approvals and the full impact of Best Bank Redesign lending fee initiatives.
- Deposits and other accounts income increased by 21.1% over the previous corresponding period as a result of new and revised fees introduced during the course of the Best Bank Redesign. Other factors contributing to the increase were growth in electronic banking service fee income (driven by higher business volumes), expanded ATM and EFTPOS terminals and the full impact of Best Bank Redesign pricing initiatives.
- Growth in securitisation service fees is driven by the Bank's ongoing securitisation programmes with the balance of the securitised loans increasing by 44.7% to $6,065 million at 31 March 2002 compared to 31 March 2001.
- Managed funds fee income grew by 17.8% to $86 million over the previous corresponding period. The increase of 26.0% in managed funds over 31 March 2001 was driven by solid growth across all managed funds businesses.
- The increase in bill acceptance fee income to $14 million compared to $8 million for the 31 March 2001 half-year is attributable to the strong growth in this product of $529 million to $1,455 million at 31 March 2002.
- Brokerage and clearing fees of $6 million for the half-year are attributable to WealthPoint's controlled entities, Falkiners Stockbroking and Australian Clearing Services.
- Other non-interest income grew to $8 million in the half-year (31 March 2001: $4 million) due to the inclusion of revenues from WealthPoint's software and research businesses.

3.1.5 Managed Funds

The Group's managed funds comprise funds under management, funds under administration and funds under advice.

	March 2002 $'m	Sept 2001 $'m	March 2001 $'m
Income			
Managed funds fees for the half-year	**86**	79	73
Managed funds			
Funds under management	**3,004**	2,567	2,358
Funds under administration (SEALCORP)	**12,755**	11,040	10,097
Funds under advice	**1,774**	1,590	1,460
Total Managed Funds	**17,533**	15,197	13,915

Managed funds have grown 26.0% compared to 31 March 2001. SEALCORP grew 26.3% over the same period.

Funds management continues to provide income diversification and growth, with fee income reaching $86 million for the half-year, an increase of 17.8% on the previous corresponding period. SEALCORP contributed $64 million to managed funds fees for the half-year ended 31 March 2002 (31 March 2001: $56 million).


Managed Funds
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
$ million
100
90
80
70
60
50
40
30
20
10
0
$ million
Mar-00
Sep-00
Mar-01
Sep-01
Mar-02
SEALCORP
Other Managed Funds
Advance Property Fund
Managed Funds Fees (RHS)

3.1.6 Operating Expenses

Half-Year Ended	**March 2002 $'m**	Sept 2001 $'m	March 2001 $'m
Staff expenses			
Salaries	**214**	199	198
Contractors' fees	**7**	8	9
Superannuation	**17**	16	15
Payroll tax	**14**	13	13
Fringe benefits tax	**4**	4	4
Other	**16**	12	16
Total staff expenses	**272**	252	255
Computer and equipment costs			
Depreciation	**18**	17	17
Deferred expenditure amortisation	**31**	24	22
Rental on operating leases	**8**	8	9
Other	**37**	33	34
Total computer and equipment costs	**94**	82	82
Occupancy costs			
Depreciation	**16**	16	15
Rental on operating leases	**27**	24	24
Other	**20**	20	17
Total occupancy costs	**63**	60	56
Other administration expenses			
Fees and commissions	**14**	12	14
Advertising and public relations	**27**	20	29
Telephones	**8**	9	8
Printing and stationery	**15**	13	13
Postage	**8**	7	7
Other	**57**	57	51
Total other administration expenses	**129**	118	122
Operating expenses before goodwill and significant items	**558**	512	515
Goodwill	**56**	49	50
Operating expenses after goodwill and before significant items	**614**	561	565
Significant items			
Write down of investment in WealthPoint	**-**	22	-
Write down of investment in SMS Management and Technology	**-**	6	-
Write down of investments	**22**	30	-
Goodwill written-off	**72**	-	-
	94	58	-
TOTAL OPERATING EXPENSES	**708**	619	565
Ratios (before goodwill and significant items)			
Operating Expenses (annualised) as a % of Average Assets	**2.12%**	2.06%	2.08%
Expense to Income ratio	**52.7%**	51.7%	55.6%

3.1.6 Operating Expenses (cont…)


Operating Expenses and Total Operating Income
$ million
1,100
1,000
900
800
700
600
500
400
62.0%
60.0%
58.0%
56.0%
54.0%
52.0%
50.0%
48.0%
501
837
502
887
515
926
512
991
558
1,059
Mar-00
Sep-00
Mar-01
Sep-01
Mar-02
Operating expenses before goodwill and significant items
Total operating income before significant items
Operating expense to income ratio before goodwill and significant items

Total Operating Expenses

Operating expenses are classified in the broad categories of staff, computer and equipment, occupancy and other administration. Total operating expenses (before goodwill and significant items) were $558 million for the half-year ended 31 March 2002 (31 March 2001: $515 million) an increase of 8.3%.

This result includes the impact of additional operating expenses of $15 million arising from the acquisition of WealthPoint Limited for the period 5 November 2001 to 31 March 2002.

Staff Expenses

The $17 million increase in staff expenses to $272 million from $255 million in the previous corresponding period is due to the following factors:

- Inclusion of five months of staff costs for WealthPoint in the half-year result following the acquisition in November 2001. At acquisition, WealthPoint had 250 full time equivalent staff. WealthPoint's staff numbers have fallen to 168 full time equivalent staff at 31 March 2002 as a result of realising synergy benefits and divesting non-core businesses.
- An enterprise agreement average wage increase of 6.4% (including performance pay component) was granted on 1 October 2001. Other staff received an average salary increase of 4.5% effective 1 October 2001.

Computer and Equipment Costs

The increase of $12 million or 14.6% to $94 million from $82 million in the previous corresponding period is due to the following:

- An increase of 40.9% or $9 million in deferred expenditure amortisation reflects the $73 million deferral in respect to the enhancement of the Bank's computer systems as part of the Best Bank Redesign.
- Higher levels of EFTPOS transactions in combination with increased ATM installations and business has resulted in growth in line rental and data communication costs reflected in 'other'.

3.1.6 Operating Expenses (cont...)

Occupancy Costs

Occupancy costs increased to $63 million for the half-year, up 12.5% on the previous corresponding half–year expense of $56 million. The increase in occupancy costs is due to the sale and lease back of a number of properties since 31 March 2001 and rising energy costs.

Other Administration Expenses

Other administration expenses for the half-year ended 31 March 2002 were $129 million (31 March 2001: $122 million), an increase of 5.7%.

The increase is primarily due to the inclusion of WealthPoint's expenses for the five months to 31 March 2002 and increased insurance costs.

Goodwill Amortisation

Goodwill amortisation for the half-year ended 31 March 2002 was $56 million (31 March 2001: $50 million), an increase of 12.0%. The increase is due to the acquisition of WealthPoint Limited and Deutsche Equity Lending Australia Limited (now St.George Equity Finance Lending Limited), which resulted in additional goodwill amortisation.

3.1.7 Bad and Doubtful Debts Expense

Bad and doubtful debts expense (net of recoveries) for the half-year ended 31 March 2002 was $34 million (31 March 2001: $30 million). The Group's bad debt charge increased only slightly when compared to the previous corresponding period, reflecting the Bank's excellent asset quality and conservative lending mix relative to other market participants.

Half-Year Ended	**March 2002 $'m**	Sept 2001 $'m	March 2001 $'m
Bad and doubtful debts expense (net of recoveries)			
Residential loans	**1**	2	3
Commercial loans	**15**	33	12
Consumer loans	**12**	12	9
Other	**2**	3	2
	30	50	26
Net general provision impact during the period	**4**	(3)	4
Bad and doubtful debt expense per statement of financial performance	**34**	47	30
As a percentage of average risk weighted assets (annualised)	**0.22%**	0.32%	0.21%
As a percentage of average assets (annualised)	**0.13%**	0.19%	0.12%

The Bank's securitisation of $1.8 billion of residential loans during the period impacted the general provision charge.

3.1.8 Income Tax Expense

Half-Year Ended	**March 2002 $'m**	Sept 2001 $'m	March 2001 $'m
Income tax expense shown in the statement of financial performance differs from prima facie income tax payable on pre-tax operating profit for the following reasons:			
Operating Profit before income tax	**316**	330	331
Prima facie income tax payable calculated at 30% of operating profit (September and March 2001: 34%)	**95**	112	113
Add: tax effect of permanent differences which increase tax payable			
* Amortisation of goodwill	**17**	17	17
* Depreciation on buildings	**1**	1	1
* General provision for doubtful debts	**1**	(1)	1
* Write down of investment in WealthPoint	-	7	-
* Goodwill written-off	**22**	-	-
* Restatement of net deferred tax balances	-	5	-
* Other items	1	2	(2)
Less: tax effect of permanent differences which reduce tax payable			
* Deduction allowable on depositary capital securities	**6**	7	7
* Deduction allowable on shares issued to employees	**2**	-	2
* Deduction allowable on buildings	**1**	1	1
Total income tax expense	**128**	135	120
Effective tax rate %	**40.5**	40.9	36.3

The effective tax rate for 31 March 2002 was 40.5%, notwithstanding a reduction in the corporate tax rate to 30% from 1 October 2001. The higher tax rate was due to the goodwill written-off in respect to WealthPoint.

3.1.9 Segmental Results

(a) Business Segments

Business segments are based on the Group's organisational structure. The Group comprises four business segments, namely:

- Personal and Small Business Banking (PSBB) - responsible for residential and consumer lending, provision of personal financial services including transaction services, call and term deposits, small business banking, general and life insurance. This division also manages retail branches, agency networks and electronic channels such as call centres, EFTPOS terminals, ATMs and Internet banking.

- Institutional and Business Banking (IBB) - responsible for liquidity requirements, securitisation, wholesale funding, treasury market activities including foreign exchange, money market and equities, commercial relationship banking, international banking services, leasing, hire purchase, dealer finance and commercial property lending.

- BankSA (BSA) – responsible for providing retail banking and business banking services to customers in South Australia and Northern Territory. These services are now extending into country New South Wales and Victoria as part of the Group's initiative to expand rural banking. Customers are serviced through branches, electronic agencies, ATMs, call centres, EFTPOS terminals and Internet banking.

- Investment Services (ISD) – responsible for providing funds management and administration, margin lending, financial planning, investment advice and private banking services. General and life insurance businesses are not included in ISD. These insurance businesses are part of PSBB's operations.

Effective 1 October 2001 a portfolio of small business banking accounts was transferred from IBB to PSBB. On that date, total assets of $444 million and liabilities of $709 million were transferred. Also on that date, the operations of the Cairns branch, including $126 million of assets and $12 million of liabilities were transferred from BSA to PSBB.

3.1.9 Segmental Results (cont…)

Personal and Small Business Banking

PSBB's contribution to profit before tax was $236 million for the half-year (31 March 2001: $184 million), an increase of 28.3%, reflecting:

- Net interest income growth of $28 million or 7.7% reflecting the 8.0% increase in total assets to $24.9 billion (31 March 2001: $23.0 billion). This growth in assets is partly due to the transfer of $570 million of small business banking loans and residential loans from IBB and BSA to PSBB in October 2001.

- Non-interest income growth of $44 million or 35.5%. The growth was primarily driven by new and revised fees introduced during the Best Bank Redesign, higher business volumes in electronic banking services, transfer of the small business banking portfolio from IBB and securitisation activities.

- An increase in operating expenses of $14 million or 4.8% with the expense to income ratio falling to 54.2% for the half-year (31 March 2001: 59.3%).

- An increase in bad debts of $6 million to $20 million compared to the previous corresponding period, reflecting increased provisioning for consumer loans and the impact of transferring the small business banking loan portfolio from IBB to PSBB in October 2001.

Institutional and Business Banking

IBB's contribution to profit before tax was $133 million for the half-year.

The following factors have impacted on the trend in IBB's divisional profit:

- The half-year ended 30 September 2001 was reduced by $15 million due to a one-off loan provision.

- The half-year ended 31 March 2002 was reduced by $15 million due to the transfer of the small business banking portfolio to PSBB effective 1 October 2001.

Once these factors have been allowed for, IBB shows a steady improvement in underlying performance.

3.1.9 Segmental Results (cont...)

BankSA

BSA's contribution to profit before tax was $54 million for the half-year (31 March 2001: $44 million), an increase of 22.7%, reflecting:

- Growth in net interest income of $7 million or 7.6% to $99 million, due to the 7.5% increase in BSA's total assets to $6.3 billion (31 March 2001: $5.8 billion).
- Growth in non-interest income of $3 million or 11.5% to $29 million. This increase was achieved despite the transfer of BSA's financial planning business to ISD and the operations of the Cairns branch to PSBB.
- A decrease of $2 million or 2.7% in operating expenses with the expense to income ratio falling to 55.5% for the half-year from 61.9% in the previous corresponding period.

Investment Services Division

ISD's contribution to profit before tax increased to $20 million for the half-year compared to $17 million in the previous corresponding period. This division does not include general insurance, life insurance or mortgage insurance.

The result reflects the following:

- Net interest income grew by $10 million or 83.3%, primarily as a result of acquiring Deutsche's $329 million margin lending portfolio in October 2001.
- Non-interest income increased by $25 million to $100 million due to growth in managed funds which increased by 26.0% to $17.5 billion, resulting in a $13 million increase in managed funds fees.
- Operating expenses increased by $31 million or 44.3% to $101 million (31 March 2001: $70 million). The inclusion of WealthPoint's results from 5 November 2001 increased operating expenses by $15 million for the half-year. Another factor contributing to the rise in operating expenses was increased staffing levels. ISD's staff numbers increased by 112 full time equivalents (excluding WealthPoint) due to the following:
  - the need to manage and support strong growth in managed funds;
  - the transfer of BSA's financial planners and investment advisers to ISD;
  - the development of the investment adviser channel; and
  - the acquisition of Deutsche's margin lending portfolio.

ISD's profit contribution would have continued to grow in the 31 March 2002 half over the 30 September 2001 half if the result had not been impacted by WealthPoint's underperformance. SEALCORP has continued to perform well, contributing more than 100% of ISD's pre-tax result in each of the half-years under review. While other ISD businesses are growing, staff and infrastructure costs presently exceed revenues. Changes resulting from the strategic review of ISD will provide a more focussed approach to these businesses which is expected to deliver a considerable improvement in their future results.

3.1.9 Segmental Results (cont...)

These tables set out segmental results in accordance with Accounting Standard AASB 1005.

For the half-year ended 31 March 2002	Personal & Small Business Banking $'m	Institutional & Business Banking $'m	BankSA $'m	Investment Services $'m	Other $'m	Consolidated $'m
Segment revenue						
Net interest income	391	140	99	22	(4)	648
Non-interest income	168	91	29	100	23	411
Individually significant items	-	-	-	-	-	-
Total segment revenue	559	231	128	122	19	1,059
Segment expense						
Bad and doubtful debts	20	10	3	1	-	34
Other provisions	5	5	1	8	-	19
Depreciation	20	3	4	1	6	34
Deferred expenditure amortisation	18	2	3	1	7	31
Other expenses	260	78	63	91	(18)	474
Individually significant items	-	-	-	-	94	94
Goodwill amortisation	-	-	-	-	56	56
Total segment expense	323	98	74	102	145	742
Share of loss of investments in associates	-	-	-	-	1	1
Profit before income tax expense	236	133	54	20	(127)	316
Expense to income ratio [1]	54.2%	38.1%	55.5%	82.8%		
Income tax expense						135
Income tax benefit on individually significant items						(7)
Profit after income tax						188
Outside equity interest (OEI)						1
Profit after income tax and OEI						187

As at 31 March 2002	Personal & Small Business Banking $'m	Institutional & Business Banking $'m	BankSA $'m	Investment Services $'m	Other $'m	Consolidated $'m
Assets						
- investments in associates	-	-	-	-	13	13
- other assets	24,860	16,831	6,269	2,022	2,582	52,564
Segment Assets	24,860	16,831	6,269	2,022	2,595	52,577
Segment Liabilities	19,125	24,427	4,368	257	660	48,837
Other Segment Disclosure						
- Securitised loans	6,009	56	-	-	-	6,065
- Managed Funds [2]	-	-	-	17,533	-	17,533

(1) Excludes bad and doubtful debts expense

(2) St.George's managed funds activities are principally through SEALCORP, Advance Asset Management and St.George Wealth Management. The Group's managed funds comprise funds under management, funds under administration and funds under advice.

3.1.9 Segmental Results (cont...)

For the half-year ended 30 September 2001	Personal & Small Business Banking $'m	Institutional & Business Banking $'m	BankSA $'m	Investment Services $'m	Other $'m	Consolidated $'m
Segment revenue						
Net interest income	358	167	95	14	(11)	623
Non-interest income	150	72	29	82	35	368
Individually significant items	-	-	-	-	8	8
Total segment revenue	508	239	124	96	32	999
Segment expense						
Bad and doubtful debts	22	31	3	-	(9)	47
Other provisions	3	5	-	7	5	20
Depreciation	20	3	3	1	6	33
Deferred expenditure amortisation	16	1	2	1	4	24
Other expenses	249	75	64	66	(19)	435
Individually significant items	-	-	-	-	58	58
Goodwill amortisation	-	-	-	-	49	49
Total segment expense	310	115	72	75	94	666
Share of loss of investments in associates	-	1	-	-	2	3
Profit before income tax expense	198	123	52	21	(64)	330
Expense to income ratio	56.7%	35.1%	55.6%	78.1%		
Income tax expense						145
Income tax benefit on individually significant items						(10)
Profit after income tax						195
Outside equity interest (OEI)						1
Profit after income tax and OEI						194

As at 30 September 2001	Personal & Small Business Banking $'m	Institutional & Business Banking $'m	BankSA $'m	Investment Services $'m	Other $'m	Consolidated $'m
Assets						
- investments in associates	-	-	-	-	123	123
- other assets	23,958	17,697	6,260	1,518	2,500	51,933
Segment Assets	23,958	17,697	6,260	1,518	2,623	52,056
Segment Liabilities	17,639	25,681	4,348	245	517	48,430
Other Segment Disclosure						
- Securitised loans	4,990	80	-	-	-	5,070
- Managed Funds	-	-	-	15,197	-	15,197

3.1.9 Segmental Results (cont…)

For the half-year ended 31 March 2001	Personal & Small Business Banking $'m	Institutional & Business Banking $'m	BankSA $'m	Investment Services $'m	Other $'m	Consolidated $'m
Segment revenue						
Net interest income	363	163	92	12	(18)	612
Non-interest income	124	71	26	75	18	314
Individually significant items	-	-	-	-	-	-
Total segment revenue	487	234	118	87	-	926
Segment expense						
Bad and doubtful debts	14	11	1	-	4	30
Other provisions	4	5	1	6	5	21
Depreciation	20	2	4	-	6	32
Deferred expenditure amortisation	14	2	2	-	4	22
Other expenses	251	82	66	64	(23)	440
Individually significant items	-	-	-	-	-	-
Goodwill amortisation	-	-	-	-	50	50
Total segment expense	303	102	74	70	46	595
Share of loss of investments in associates	-	-	-	-	-	-
Profit before income tax expense	184	132	44	17	(46)	331
Expense to income ratio	59.3%	38.9%	61.9%	80.5%		
Income tax expense						120
Income tax benefit on individually significant items						-
Profit after income tax						211
Outside equity interest (OEI)						-
Profit after income tax and OEI						211

As at 31 March 2001	Personal & Small Business Banking $'m	Institutional & Business Banking $'m	BankSA $'m	Investment Services $'m	Other $'m	Consolidated $'m
Assets						
- *investments in associates*	-	-	-	-	*164*	*164*
- other assets	23,015	16,452	5,829	1,545	2,273	49,114
Segment Assets	23,015	16,452	5,829	1,545	2,437	49,278
Segment Liabilities	16,376	24,515	3,984	368	446	45,689
Other Segment Disclosure						
- Securitised loans	4,079	111	-	-	-	4,190
- Managed Funds	-	-	-	13,915	-	13,915

(b) Geographical Segments

The Group operates predominantly in Australia.

3.2 Statement of Financial Position

As at	**March 2002 $'m**	Sept 2001 $'m	March 2001 $'m
Assets			
Cash and liquid assets(1)	**290**	438	344
Due from other financial institutions	**248**	458	106
Trading securities	**4,938**	4,224	3,267
Investment securities	**677**	463	698
Loans and other receivables	**40,811**	39,699	38,632
Bank acceptances of customers	**1,455**	1,170	926
Property, plant and equipment	**527**	534	552
Goodwill	**1,431**	1,409	1,459
Other assets	**2,200**	3,661	3,294
Total Assets	**52,577**	52,056	49,278
Liabilities			
Retail funding and other borrowings	**44,572**	44,084	41,846
Due to other financial institutions	**787**	790	812
Bank acceptances	**1,455**	1,170	926
Bills payable	**157**	168	156
Other liabilities	**1,866**	2,218	1,949
Total Liabilities	**48,837**	48,430	45,689
Net Assets	**3,740**	3,626	3,589
Shareholders' Equity			
Share capital	**3,271**	3,127	3,093
Reserves	**60**	59	53
Retained profits	**70**	102	106
Outside equity interests	**339**	338	337
Total Shareholders' Equity	**3,740**	3,626	3,589
Shareholders' equity as a percentage of total assets	**7.11%**	6.97%	7.28%
Net tangible assets per ordinary share issued	**$3.40**	$3.28	$2.93
Number of ordinary shares issued (000's)	**493,385**	483,828	461,726

(1) The Bank defines liquids to also include amounts due from other financial institutions, trading securities and investment securities.

3.2.1 Total Assets

Total assets were $52.6 billion at 31 March 2002 (31 March 2001: $49.3 billion), an increase of 6.7%. The following items impacted total assets:

- lending assets (including bank acceptances) grew by 6.8% compared to 31 March 2001;
- the securitisation of $3.3 billion of residential lending receivables through the Crusade Programme since 31 March 2001; and
- an increase of 51.1% in trading securities compared to 31 March 2001 as a result of retail funding growth and increased liquidity following the March 2002 securitisation .


Total Assets, Total Liabilities and Shareholders' Equity
$ billion
55
50
45
40
35
30
7.75%
7.50%
7.25%
7.00%
6.75%
6.50%
6.25%
6.00%
48
44
50
46
49
46
52
48
53
49
Mar-00
Sep-00
Mar-01
Sep-01
Mar-02
Total Assets
Total Liabilities
Shareholders' equity as a percentage of total assets

3.2.2 Lending Assets

Lending assets (on and off-balance sheet) increased to $48.3 billion (31 March 2001: $43.7 billion) an increase of 10.5%.

Residential loans (including securitisation) increased by 11.5% to $34.9 billion from $31.3 billion at 31 March 2001. The strong market conditions for housing driven by the low interest rate environment together with effective marketing campaigns were contributing factors to the solid result. Within residential loans, home equity loans also performed well, increasing by 15.2% to $9.1 billion.

Consumer loans increased by 29.1% to $2.9 billion from $2.3 billion at 31 March 2001. The acquisition of Deutsche's $329 million margin lending portfolio in October 2001 was a contributing factor to this strong portfolio growth.

Commercial loans (including bill acceptances and securitisation) grew by 4.4% to $10.2 billion from $9.8 billion at 31 March 2001. This result was achieved in a highly competitive and subdued market by particularly focussing on the existing customer base.

As at	**March 2002 $'m**	Sept 2001 $'m	March 2001 $'m
RESIDENTIAL			
Housing (1)	**19,908**	19,824	19,497
Home equity loans	**9,066**	8,598	7,867
TOTAL RESIDENTIAL	**28,974**	28,422	27,364
CONSUMER			
Personal loans (2)	**1,577**	1,501	1,436
Line of credit	**565**	471	452
Margin lending	**802**	412	393
TOTAL CONSUMER	**2,944**	2,384	2,281
COMMERCIAL			
Commercial loans	**6,994**	7,070	7,077
Hire purchase (3)	**1,386**	1,325	1,240
Leasing	**333**	372	437
TOTAL COMMERCIAL	**8,713**	8,767	8,754
FOREIGN EXCHANGE CASH ADVANCES	**123**	55	127
STRUCTURED INVESTMENTS	**196**	204	242
GROSS RECEIVABLES	**40,950**	39,832	38,768
GENERAL PROVISION	**139**	133	136
NET RECEIVABLES	**40,811**	39,699	38,632
SECURITISED LOANS (balance not included above)	**6,065**	5,070	4,190
BANK BILL ACCEPTANCES (balance not included above)	**1,455**	1,170	926
ON AND OFF BALANCE SHEET RECEIVABLES	**48,331**	45,939	43,748

(1) March 2002 - net of $5,962 million of securitised loans (September 2001: $4,912 million; March 2001: $3,959 million).
(2) March 2002 - net of $47 million of securitised loans (September 2001: $78 million; March 2001: $120 million)
(3) March 2002 - net of $56 million of securitised loans (September 2001: $80 million; March 2001 $111 million)

3.2.3 Impaired Assets

Total impaired assets (net of specific provisions) increased to $46 million at 31 March 2002 (31 March 2001: $44 million).

As at	**March 2002 $'m**	Sept 2001 $'m	March 2001 $'m
Section 1 - Non-Accrual Loans			
With provisions:			
Gross Loan Balances	**67**	50	37
Specific Provisions	**34**	30	16
Net Loan Balances	**33**	20	21
Without provisions:			
Gross Loan Balances	**7**	26	17
Total Non-accrual Loans:			
Gross Loan Balances	**74**	76	54
Specific Provisions	**34**	30	16
Net Loan Balances	**40**	46	38
Section 2 - Restructured Loans Loans where the original contractual terms have been amended to provide concessions of interest or principal as a result of customers' financial or other difficulties in complying with the original facility terms.			
With provisions:			
Gross Loan Balances	-	-	-
Specific Provisions	-	-	-
Net Loan Balances	-	-	-
Without provisions:			
Gross Loan Balances	-	-	-
Total Restructured Loans:			
Gross Loan Balances	-	-	-
Specific Provisions	-	-	-
Net Loan Balances	-	-	-
Section 3 - Assets acquired through security enforcement			
Other Real Estate Owned	**6**	6	6
TOTAL IMPAIRED ASSETS	**46**	52	44
Section 4 - Past Due Loans (1)			
Residential loans	**80**	76	114
Other	**49**	55	81
Total	**129**	131	195

(1) This category includes loans which are in arrears for 90 or more consecutive days but which are less than $100,000 and well secured. They are not classified as impair assets.

* Balances contained in sections 1, 2 and 3 consist primarily of commercial loans. Unsecured lines of credit, consumer loans, credit cards and other loans with balances less than $100,000 are provided on a portfolio basis. Past due items relates to the Group's entire lending portfolio, but do not include those items already classified as being impaired.

3.2.3 Impaired Assets (cont…)


Non-Accrual Loans
$ million
80
70
60
50
40
30
20
10
-
0.15%
0.10%
0.05%
0.00%
23
26
38
46
40
Mar-00
Sep-00
Mar-01
Sep-01
Mar-02
Net non-accrual loans
Net non-accrual s / net receivables

Past due items were $129 million compared to $195 million at 31 March 2001.

There were two loans totalling $16 million that were previously non-accrual without provision that were transferred to non-accrual with provision during the half-year.

As at	**March 2002**	Sept 2001	March 2001
Specific provision coverage for non-accruals	**45.95%**	39.47%	29.63%
Gross non-accruals / Net receivables	**0.18%**	0.19%	0.14%
Net non-accruals / Net receivables	**0.10%**	0.12%	0.10%

3.2.4 Provisioning

Half-Year Ended	March 2002 $'m	Sept 2001 $'m	March 2001 $'m
GENERAL PROVISION			
Balance at beginning of period	**133**	136	132
Provision acquired	**2**	-	-
Net provision raised during the period	**4**	(3)	4
Balance at end of period	**139**	133	136
SPECIFIC PROVISION			
Balance at beginning of period	**62**	46	45
Net provision raised during the period	**30**	50	26
Bad debt write offs	**(27)**	(34)	(25)
Balance at end of period	**65**	62	46
TOTAL PROVISION	**204**	195	182

The Bank's general provision for doubtful debts when combined with the tax effected balance of the unearned income on mortgage insurance premium of $20 million represents 0.52% of risk-weighted assets. The general provision for doubtful debts is not tax effected as it is not determined by reference to statistical techniques.

3.2.5 Treasury Securities

The Group's dealing in Treasury securities comprises holdings of 'Trading' and 'Investment' securities. As at 31 March 2002, total Treasury Securities were $5,615 million (31 March 2001: $3,965 million), an increase of 41.6% as a result of retail funding growth and increased liquidity following the March 2002 securitisation.

Trading securities are those securities intended for regular trade (*ie:* there is no specific intention to hold the securities to maturity). Trading securities are valued on a mark-to-market basis with unrealised gains and losses recorded in the statement of financial performance.

Investment securities are purchased by the Group with the intention of being held to maturity. They are not identified for regular trade and as such are carried at lower of cost or recoverable amount and reviewed at each reporting date to determine whether they are in excess of their recoverable amount. The book value of investment securities at 31 March 2002 was $677 million and the market value $666 million.

The following graph outlines the changes in the composition of the Group's holdings of Treasury Securities.


Treasury Securities
$ million
6,000
5,000
4,000
3,000
2,000
5,268
5,149
3,965
4,687
5,615
Mar-00
Sep-00
Mar-01
Sep-01
Mar-02
Trading securities
Investment securities

3.2.6 Retail Funding and Other Borrowings

Total retail funding and other borrowings have increased to $44.6 billion at 31 March 2002, an increase of 6.5% over March 2001.

As at	**March 2002 $'m**	Sept 2001 $'m	March 2001 $'m
Retail funding	**26,755**	25,681	23,906
Other deposits	**8,413**	7,045	6,589
Offshore borrowings	**6,578**	7,776	7,878
Domestic borrowings	**1,909**	2,813	2,699
Subordinated debts	**917**	769	774
Total	**44,572**	44,084	41,846
Retail funding as a % of Total Retail Funding and Other Borrowings	**60.0%**	58.3%	57.1%


Funding
$ billion
30
25
20
15
10
60.0%
58.0%
56.0%
54.0%
52.0%
50.0%
22.4
19.8
22.9
20.5
23.9
17.9
25.7
18.4
26.8
17.8
Mar-00
Sep-00
Mar-01
Sep-01
Mar-02
Retail Funding
Other Borrowings
Retail funding as a % of Total Retail Funding and Other Borrowings

3.2.6 Retail Funding and Other Borrowings (cont…)

Retail funding

Retail funding has grown 11.9% since March 2001 and accounts for 60.0% of total funding and other borrowings (31 March 2001: 57.1%).

The improvement resulted from a focus on the development of the Group's retail funding products, specifically the directsaver account from the dragondirect internet channel and the Portfolio Cash Management Account (Portfolio CMA). The balance of directsaver accounts at 31 March 2002 is $2.7 billion up from $0.5 billion at 31 March 2001. The balance of Portfolio CMA at 31 March 2002 is $3.4 billion up from $2.1 billion at 31 March 2001.


March 2002: $26.8 bn
directsaver 10%
Transaction 42%
Fixed term 28%
Investment 17%
Savings 3%
March 2001: $23.9 bn
directsaver 2%
Transaction 41%
Fixed term 38%
Investment 15%
Savings 4%

The dragondirect business has continued to perform strongly, and is now a major player in the online direct distribution banking business. Two products are currently offered under the dragondirect brand - directsaver and directfunds, with a range of new products under development. These products are available exclusively via electronic channels, using the Internet and/or telephone banking.

The directsaver portfolio has continued to grow steadily in the face of significant competitive pressure. The number of accounts has risen to 68,000 from 22,000 at 31 March 2001.

Other borrowings

Other borrowings remained stable at $17.8 billion compared to $17.9 billon at 31 March 2001. This includes the $200 million subordinated note issued in February 2002. The note matures in February 2012 and qualifies as Tier 2 capital for Capital Adequacy purposes.

3.2.7 Shareholders' Equity

Shareholders' equity of $3,740 million represents 7.11% of total assets as at 31 March 2002.


Shareholders' Equity
$ billion
4.00
3.75
3.50
3.25
3.00
2.75
2.50
2.25
2.00
8.00%
7.75%
7.50%
7.25%
7.00%
6.75%
6.50%
6.25%
6.00%
Mar-00
Sep-00
Mar-01
Sep-01
Mar-02
Ordinary equity
Other equity
Converting Preference Shares
Total Equity as a percentage of Total Assets
Unissued equity
Depositary Capital Securities
PRYMES

Shareholders' equity comprises ordinary equity of $2,965 million, preferred resetting yield marketable securities of $291 million, depositary capital securities of $334 million, and retained profits and other equity of $150 million.

Below is a table detailing the movements in ordinary equity during the current year.

	$M	Number of Shares
Balance as at 1 October 2001	2,821	483,828,232
Shares issued under various plans:		
Dividend Reinvestment Plan – 2001 final ordinary dividend		
Ordinary shares issued	54	3,334,926
Ordinary shares underwritten	81	4,964,412
Employee Reward Share Plan	-	340,312
Employee Performance Share Plan	-	62,532
Executive Option Plan	9	855,000
Balance as at 31 March 2002	2,965	493,385,414

3.2.8 Sell Back Rights

In March 2001, the Bank completed an off-market buy-back of 22.8 million ordinary shares for $376 million. The buy-back was implemented through a 1 for 20 issue of Sell Back Rights. The Australian Taxation Office (ATO) informed the Bank in August 2001 that the Sell Back Rights would be liable to income tax.

The Bank disagrees with the ATO's position and is facilitating and funding litigation action on this matter on behalf of shareholders with resolution expected by the first half of 2003.

3.3 Other Financial Analysis

3.3.1 Dividends

Ordinary Shares

The Board has declared an interim dividend of 38 cents per ordinary share.

The dividend will be fully franked at 30% and will be paid on 2 July 2002. Ordinary shares will trade ex-dividend on 12 June 2002.

Registrable transfers received by St.George at its share registry[1] by 5.00 pm Sydney time on 18 June 2002 if paper based, or by end of the day on that date if transmitted electronically via CHESS, will be registered before entitlements to the dividend are determined.

Dividend Reinvestment Plan (DRP)

The DRP will operate for the interim ordinary dividend. There will be a discount of 2.5% and participation will be from a minimum of 100 ordinary shares with no cap. For applications under the DRP to be effective, they must be received at the Bank's Share Registry[1] by 5:00pm on 18 June 2002. DRP application forms are available from the Share Registry.


Ordinary Dividends and Earnings per Share
Cents per share
40
35
30
25
20
15
10
5
0
26
29
31
34
38
140.0
130.0
120.0
110.0
100.0
90.0
80.0
70.0
Cents per share
Mar-00
Sep-00
Mar-01
Sep-01
Mar-02
Ordinary dividend (LHS)
Basic earnings per ordinary share (before goodwill and significant items) (RHS)

Preference Shares

The following tables outline the dividend entitlements relating to each class of Preference Share.

Depositary Capital Securities			
Period	Payment date	Amount ($'m)	Franked
1 October 2001 - 31 December 2001	31 Dec 2001	10	No
1 January 2002 – 31 March 2002	1 July 2002	10	No

The dividend payable on 1 July 2002 is based on AUD/USD exchange rates as at 31 March 2002.

Preferred Resetting Yield Marketable Equity Securities			
Period	Payment date	Amount ($'m)	Franked
1 October 2001 – 20 February 2002	20 February 2002	8	100% franked at 30%
21 February 2002 – 31 March 2002	20 August 2002	2	100% franked at 30%

[1]Computershare Investor Services Pty Ltd, Level 3, 60 Carrington Street, Sydney. Tel: 1800 804 457

3.3.2 Capital Adequacy

The Group has a Tier 1 ratio of 7.7% and a total capital ratio of 10.8%.

As at	**March 2002 $'m**	Sept 2001 $'m	March 2001 $'m
Qualifying Capital:			
Tier 1			
Share capital	**3,271**	3,127	3,093
Reserves	**571**	665	544
Retained profits	**70**	102	106
Less: Goodwill and other APRA deductions (1)	**(1,571)**	(1,515)	(1,574)
Total Tier 1 capital	**2,341**	2,379	2,169
Tier 2			
Asset Revaluations	**27**	34	28
Subordinated Debt	**821**	734	739
General provision for doubtful debts (not tax effected)	**139**	133	136
Total Tier 2 capital	**987**	901	903
Less: Deductions from capital (2)	**40**	40	40
Total Qualifying Capital	**3,288**	3,240	3,032
Risk Weighted Assets	**30,374**	29,226	28,002
Risk Weighted Capital Adequacy Ratio:			
Tier 1	**7.7%**	8.1%	7.7%
Tier 2	**3.2%**	3.1%	3.2%
Less: Deductions	**-0.1%**	-0.1%	-0.1%
Total Capital Ratio	**10.8%**	11.1%	10.8%

(1) Investments (pre-acquisition retained earnings) in funds management and administration companies and the investment in mortgage insurance company (St.George Insurance Pte. Ltd.) are deducted from Tier 1 Capital.
(2) Holdings of other banks' capital instruments and investments (excluding pre-acquisition retained earnings) in funds management and administration companies and life insurance companies are deducted from the total of Tier 1 and Tier 2 capital.


Capital Adequacy
$ million
31,000
30,000
29,000
28,000
27,000
26,000
25,000
24,000
12.0%
11.5%
11.0%
10.5%
10.0%
9.5%
9.0%
26,232
28,102
28,002
29,226
30,374
Mar-00
Sep-00
Mar-01
Sep-01
Mar-02
Risk Weighted Assets
Total Capital Ratio

3.3.3 Average Balances and Related Interest

Average Balances and Related Interest For the Half-Year Ended 31 March 2002	Average Balance $m	Interest $m	Average Rate (1)
INTEREST EARNING ASSETS :			
Cash and liquid assets	108	2	3.70%
Due from other financial institutions	213	3	2.82%
Investment / trading securities	5,273	119	4.51%
Loans and other receivables	41,161	1,369	6.65%
Total interest earning assets	46,755	1,493	6.39%
NON-INTEREST EARNING ASSETS :			
Bills receivable	9		
Property, plant and equipment	534		
Other assets	5,508		
Provision for doubtful debts	(199)		
Total non-interest earning assets	5,852		
TOTAL ASSETS	52,607		
INTEREST BEARING LIABILITIES :			
Retail funding	26,390	398	3.02%
Other deposits	8,314	191	4.59%
Due to other financial institutions	363	4	2.20%
Short term borrowings - Domestic	2,483	67	5.40%
- Offshore	4,425	97	4.38%
Long term borrowings - Offshore	4,004	88	4.40%
Total interest bearing liabilities	45,979	845	3.68%
NON-INTEREST BEARING LIABILITIES :			
Bills payable	160		
Other non-interest bearing liabilities	2,730		
Total non-interest bearing liabilities	2,890		
TOTAL LIABILITIES	48,869		
SHAREHOLDERS' EQUITY (2)	3,738		
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	52,607		
Interest Spread (3)			2.71%
Interest Margin (4)			2.77%

(1) Annualised.
(2) Weighted average number of ordinary shares outstanding for the half-year were 489.8 million.
(3) Interest spread represents the difference between the average interest rate earned on assets and the average interest rate paid on funds.
(4) Interest margin represents net interest income as a percentage of average interest earning assets.

3.3.3 Average Balances and Related Interest (cont…)

Average Balances and Related Interest For the Half-Year Ended 30 September 2001	Average Balance $m	Interest $m	Average Rate (1)
INTEREST EARNING ASSETS :			
Cash and liquid assets	109	2	3.67%
Due from other financial institutions	175	2	2.29%
Investment / trading securities	4,498	124	5.51%
Loans and other receivables	39,927	1,442	7.22%
Total interest earning assets	44,709	1,570	7.02%
NON-INTEREST EARNING ASSETS :			
Bills receivable	33		
Property, plant and equipment	549		
Other assets	4,654		
Provision for doubtful debts	(188)		
Total non-interest earning assets	5,048		
TOTAL ASSETS	49,757		
INTEREST BEARING LIABILITIES :			
Retail funding	24,621	429	3.48%
Other deposits	8,140	217	5.33%
Due to other financial institutions	408	4	1.96%
Short term borrowings - Domestic	2,869	77	5.37%
- Offshore	3,591	95	5.29%
Long term borrowings - Offshore	4,593	125	5.44%
Total interest bearing liabilities	44,222	947	4.28%
NON-INTEREST BEARING LIABILITIES :			
Bills payable	170		
Other non-interest bearing liabilities	1,732		
Total non-interest bearing liabilities	1,902		
TOTAL LIABILITIES	46,124		
SHAREHOLDERS' EQUITY (2)	3,633		
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	49,757		
Interest Spread (3)			2.74%
Interest Margin (4)			2.79%

(1) Annualised.
(2) Weighted average number of ordinary shares outstanding for the half-year were 470.1 million.
(3) Interest spread represents the difference between the average interest rate earned on assets and the average interest rate paid on funds.
(4) Interest margin represents net interest income as a percentage of average interest earning assets.

3.3.3 Average Balances and Related Interest (cont…)

Average Balances and Related Interest For the Half-Year Ended 31 March 2001	Average Balance $m	Interest $m	Average Rate (1)
INTEREST EARNING ASSETS :			
Cash and liquid assets	134	2	2.99%
Due from other financial institutions	130	2	3.08%
Investment / trading securities	4,786	160	6.69%
Loans and other receivables	39,560	1,577	7.97%
Total interest earning assets	44,610	1,741	7.81%
NON-INTEREST EARNING ASSETS :			
Bills receivable	64		
Property, plant and equipment	558		
Other assets	4,349		
Provision for doubtful debts	(180)		
Total non-interest earning assets	4,791		
TOTAL ASSETS	49,401		
INTEREST BEARING LIABILITIES :			
Retail funding	23,436	490	4.18%
Other deposits	8,526	274	6.43%
Due to other financial institutions	602	9	2.99%
Short term borrowings - Domestic	2,771	85	6.13%
- Offshore	3,557	117	6.58%
Long term borrowings - Offshore	5,153	154	5.98%
Total interest bearing liabilities	44,045	1,129	5.13%
NON-INTEREST BEARING LIABILITIES :			
Bills payable	155		
Other non-interest bearing liabilities	1,504		
Total non-interest bearing liabilities	1,659		
TOTAL LIABILITIES	45,704		
SHAREHOLDERS' EQUITY (2)	3,697		
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	49,401		
Interest Spread (3)			2.68%
Interest Margin (4)			2.74%

(1) Annualised.
(2) Weighted average number of ordinary shares outstanding for the half-year were 461.4 million.
(3) Interest spread represents the difference between the average interest rate earned on assets and the average interest rate paid on funds.
(4) Interest margin represents net interest income as a percentage of average interest earning assets.

3.3.4 Volume and Rate Analysis

The table below allocates changes in interest income and interest expense between changes in volume and rate for the half-years ended 31 March 2002 and 30 September 2001. Volume and rate variances have been calculated on the movement in average balances and the change in the interest rates on average interest earning assets and average interest bearing liabilities.

	March 2002 over September 2001			September 2001 over March 2001		
	-----------Change Due to-----------			------------Change Due to----------		
	Volume $ m	Rate $ m	Total $ m	Volume $ m	Rate $ m	Total $ m
INTEREST EARNING ASSETS :						
Cash and liquid assets	-	-	-	-	-	-
Due from other financial institutions	1	-	1	1	(1)	-
Investment / trading securities	17	(22)	(5)	(8)	(28)	(36)
Loans and other receivables	41	(114)	(73)	13	(148)	(135)
CHANGE IN INTEREST INCOME	59	(136)	(77)	6	(177)	(171)
INTEREST BEARING LIABILITIES :						
Retail funding	26	(57)	(31)	21	(82)	(61)
Other funding	4	(30)	(26)	(10)	(47)	(57)
Due to other financial institutions	-	-	-	(2)	(3)	(5)
Short term borrowings						
- Domestic	(10)	-	(10)	3	(11)	(8)
- Offshore	18	(16)	2	1	(23)	(22)
Long term borrowings						
- Offshore	(13)	(24)	(37)	(15)	(14)	(29)
CHANGE IN INTEREST EXPENSE	25	(127)	(102)	(2)	(180)	(182)
CHANGE IN NET INTEREST INCOME	34	(9)	25	8	3	11

3.3.5 Derivatives

The major categories of risk managed by the Group are credit risk, market risk, liquidity risk and operational risk. The Group uses derivatives as a cost effective way of managing market risk. Derivatives incur extremely low transaction costs in comparison to the face value of the contract. Prudent management of market risk involves the use of derivatives to transfer all or part of the risk to counterparties who are willing to accept it. Derivatives therefore provide protection to income streams from volatile interest rates in the financial markets.

The following table provides an overview of the Group's exchange rate and interest rate derivatives. It includes all trading and non-trading contracts.

As at	**31 March 2002**		30 September 2001		31 March 2001	
	Notional Amount $m	**Credit Equivalent* $m**	Notional Amount $m	Credit Equivalent* $m	Notional Amount $m	Credit Equivalent* $m
Foreign Exchange						
Futures	**-**	**-**	-	-	13	-
Spot, Forwards	**13,576**	**302**	17,390	508	16,104	724
Swaps	**4,864**	**787**	5,528	1,647	5,321	1,604
Options	**956**	**11**	1,563	23	1,007	20
Total	**19,396**	**1,100**	24,481	2,178	22,445	2,348
Interest Rate						
Futures	**17,117**	**-**	10,739	-	11,445	-
Forward Rate Agreements	**11,321**	**9**	12,430	9	15,700	5
Swaps	**67,687**	**391**	49,256	440	41,820	451
Options	**66**	**-**	61	-	58	-
Total	**96,191**	**400**	72,486	449	69,023	456
Grand Total	**115,587**	**1,500**	96,967	2,627	91,468	2,804

* Credit Equivalent - represents a measure of the potential loss to the Group as a result of non-performance by counterparties.

The Group's major use of derivatives is as a hedge for balance sheet assets, the primary exposure to derivative transactions is with counterparties that are rated investment grade quality.

3.3.5 Derivatives (cont…)

The St.George risk rating system has six levels of classification based upon Standard and Poor's International Rating system. The levels are:

Level	International Rating
1	AAA
2	AA or better
3	A or better
4	BBB or better
5	BBB-
6	BB+

The graph below shows the percentage counterparty risk exposure on derivatives on a notional contract basis totalling $115.6 billion as at 31 March 2002 (31 March 2001: $91.5 billion).


Counterparty Credit Risk
60%
50%
40%
30%
20%
10%
0%
18.25%
21.98%
46.25%
13.10%
0.13%
0.29%
1
2
3
4
5
6
Level

3.3.6 Employee Share Plans

Three employee share plans and one executive option plan were approved by shareholders at the Annual General Meeting of the Bank held on 3 February 1998. The Non-Executive Directors' Share Purchase Plan was approved by shareholders at the Annual General Meeting held on 17 December 1999.

Employee Reward Share Plan

The Employee Reward Share Plan provides eligible employees with up to $1,000 value in ordinary shares per annum at no cost. Allocations under the Plan are subject to the achievement of predetermined performance targets as set by the Board and communicated to staff and Board discretion.

Details of issues under this plan are as follows:

Allocation date	Number of Shares allocated	Issue Price ($)	Participating Employees	Shares/Employee
11 January 2002	340,312	17.79	6,077	56

Employee Share Purchase Plan

All permanent salary packaged employees with continuous service of at least one year as at any relevant share acquisition date, are eligible to participate in the Employee Share Purchase Plan.

Details of shares acquired under this plan are as follows:

Allocation date	Number of Shares acquired	Average Purchase Price ($)	Participating Employees
23 November 2001	45,558	17.37	173
11 January 2002	190,250	18.29	269

Shares are acquired on market or issued. In consideration for the shares allocated, employees forego remuneration equivalent to the market value of the shares on the date of issue, less brokerage and at a discount equivalent to that available under the Bank's Dividend Reinvestment Plan, when operational.

Employee Performance Share Plan (Performance Share Plan)

In accordance with the Rules of the Performance Share Plan and as approved by shareholders, share allocations can occur by allotment or by purchase on market. The Board will assess the most appropriate basis of allocation at the time each award is exercised. The outstanding awards have a market value of $38.1 million as at 31 March 2002.

3.3.6 Employee Share Plans (cont…)

Details of awards, comprising rights over unissued ordinary shares, granted under the Performance Share Plan are as follows:

			Movement during the period					
Date Awards Granted	Vesting Date	Awards outstanding 1 Oct 2001	Number of Awards Granted	Number of Awards Forfeited	Number of Shares Allotted	Market Value ($)	Awards outstanding 31 Mar 2002	Senior Executives in Plan
31-Aug-98	23-Feb-01	9,000					9,000	1
30-Nov-98	20-Sep-02	50,000					50,000	1
22-Feb-99	23-Feb-01	4,000			4,000	69,360	-	-
02-Jun-99	08-Dec-01	3,000					3,000	
02-Jun-99	08-Dec-02	3,000					3,000	1
02-Jun-99	08-Jun-03	3,000					3,000	
20-Jul-99	19-Jul-01	16,667			16,667	281,672	-	1
20-Jul-99	19-Jul-02	16,666					16,666	
20-Dec-99	20-Dec-01	3,000			3,000	53,520	-	1
20-Dec-99	20-Dec-02	3,000					3,000	
28-Feb-00	31-Aug-00	2,500			2,500	43,525	-	-
28-Feb-00	31-Aug-01	2,500			2,500	43,525	-	
01-Nov-00	15-Nov-02	667,694		4,096	32,065	566,026	631,533	98
01-Nov-00	15-Nov-03	329,000		1,500			327,500	104
06-Nov-00	06-Nov-01	-	1,800		1,800	31,212	-	
06-Nov-00	06-Nov-02	-	1,800				1,800	1
06-Nov-00	06-Nov-03	-	1,800				1,800	
29-Jan-01	15-Nov-02	4,000					4,000	1
29-Jan-01	15-Nov-03	2,000					2,000	
05-Feb-01	15-Nov-02	22,711					22,711	1
05-Feb-01	15-Nov-03	12,700					12,700	
05-Mar-01	15-Nov-02	3,000					3,000	1
05-Mar-01	15-Nov-03	1,500					1,500	
14-Mar-01	15-Nov-02	1,047					1,047	1
14-Mar-01	15-Nov-03	897					897	
19-Mar-01	15-Nov-02	2,571					2,571	1
19-Mar-01	15-Nov-03	1,929					1,929	
12-Apr-01	15-Nov-02	4,706					4,706	1
12-Apr-01	15-Nov-03	4,033					4,033	
01-Jul-01	15-Nov-02	750					750	1
01-Jul-01	15-Nov-03	1,500					1,500	
12-Dec-01	12-Dec-01	-	25,000				25,000	1
01-Oct-01	15-Nov-03	-	291,770				291,770	
01-Oct-01	15-Nov-04	-	291,770				291,770	122
01-Oct-01	15-Nov-04	-	291,770				291,770	
02-Jan-02	15-Nov-03	-	2,278				2,278	
02-Jan-02	15-Nov-04	-	2,278				2,278	1
02-Jan-02	15-Nov-04	-	2,278				2,278	
24-Jan-02	15-Nov-03	-	1,344				1,344	
24-Jan-02	15-Nov-04	-	1,344				1,344	1
24-Jan-02	15-Nov-04	-	1,344				1,344	
24-Jan-02	15-Nov-02	-	12,482				12,482	1
24-Jan-02	15-Nov-03	-	12,482				12,482	
31-Jan-02	15-Nov-03	-	3,872				3,872	
31-Jan-02	15-Nov-04	-	3,872				3,872	1
31-Jan-02	15-Nov-04	-	3,872				3,872	
01-Feb-02	15-Nov-03	-	911				911	
01-Feb-02	15-Nov-04	-	911				911	1
01-Feb-02	15-Nov-04	-	911				911	
25-Feb-02	15-Nov-03	-	3,729				3,729	
25-Feb-02	15-Nov-04	-	3,729				3,729	1
25-Feb-02	15-Nov-04	-	3,729				3,729	
25-Feb-02	25-Feb-03	-	2,797				2,797	
25-Feb-02	25-Feb-04	-	2,797				2,797	1
25-Feb-02	25-Feb-05	-	2,797				2,797	
TOTAL		1,176,371	975,467	5,596	62,532	1,088,840	2,083,710	345

3.3.7 Executive Option Plan and Non-Executive Directors' Share Purchase Plan

Executive Option Plan (Option Plan)

Executive officers are eligible to participate in the Option Plan. Exercise is conditional upon the Group achieving a prescribed performance hurdle. The options do not grant rights to the option holders to participate in a share issue of any other body corporate. Non-executive directors are ineligible to participate in the Option Plan.

Details of options granted under the Option Plan are as follows:

				Movement during the period				
Date Options Granted	Exercise Period[1]	Exercise Price[2] ($)	Options outstanding 30 Sep 2001	Number of Options Granted	Number of Options Forfeited	Number of Options Exercised	Options outstanding 31 Mar 2002	Senior Executives in Plan[3]
23-Feb-98	23-Feb-01 to 23-Feb-03	$8.58	80,000			80,000	-	-
30-Nov-98	30-Mar-01 to 30-Nov-03	$10.30	75,000			75,000	-	
30-Nov-98	15-Nov-02 to 30-Nov-03	$10.30	75,000				75,000	1
30-Nov-98	15-Nov-03 to 30-Nov-03	$10.30	75,000				75,000	
30-Nov-98	30-Nov-01 to 30-Nov-03	$10.30	120,000				120,000	1
18-Dec-98	18-Nov-00 to 18-Dec-03	$9.41	500,000			500,000	-	
18-Dec-98	18-Nov-01 to 18-Dec-03	$9.41	500,000				500,000	1
18-Dec-98	18-Nov-02 to 18-Dec-03	$9.41	500,000		500,000		-	
02-Jun-99	08-Dec-01 to 02-Jun-04	$10.73	30,000				30,000	
02-Jun-99	08-Dec-02 to 02-Jun-04	$10.73	30,000				30,000	1
02-Jun-99	08-Jun-03 to 02-Jun-04	$10.73	30,000				30,000	
20-Jul-99	19-Jul-02 to 20-Jul-04	$10.95	200,000				200,000	1
09-Aug-99	09-Aug-02 to 09-Aug-04	$10.34	50,000				50,000	1
20-Dec-99	20-Dec-02 to 20-Dec-04	$10.86	80,000				80,000	1
17-Mar-00	17-Mar-03 to 17-Mar-05	$11.39	30,000				30,000	1
01-Nov-00	15-Nov-02 to 01-Nov-05	$11.14	133,333				133,333	1
01-Nov-00	15-Nov-03 to 01-Nov-05	$11.14	66,667				66,667	
15-Dec-00	15-Dec-03 to 15-Dec-05	$13.38	200,000			200,000	-	
15-Dec-00	15-Dec-03 to 15-Dec-05	$13.38	200,000		200,000		-	-
15-Dec-00	15-Dec-03 to 15-Dec-05	$13.38	200,000		200,000		-	
01-Oct-01	15-Nov-03 to 01-Oct-06	$14.63	-	66,667			66,667	
01-Oct-01	15-Nov-04 to 01-Oct-06	$14.63	-	66,667			66,667	1
01-Oct-01	15-Nov-05 to 01-Oct-06	$14.63	-	66,667			66,667	
12-Dec-01	12-Jun-04 to 12-Dec-06	$16.91	-	250,000			250,000	
12-Dec-01	12-Jun-05 to 12-Dec-06	$16.91	-	250,000			250,000	1
12-Dec-01	12-Jun-06 to 12-Dec-06	$16.91	-	500,000			500,000	
		TOTAL	3,175,000	1,200,001	900,000	855,000	2,620,001	11

1. The options may be exercisable at an earlier date as prescribed by the Option Plan rules.
2. A premium is added to the exercise price of the options that represents the time value of money component of the value of the options (calculated as the difference between the actual dividend and bond yields for the period from the Grant Date of the options to the earliest exercise date). The exercise price represents the market value of the Bank's ordinary shares at the Grant Date of the options. This market value represents the weighted average trading price during the five trading days prior to the Grant Date, calculated in accordance with the Option Plan rules.
3. Participating executives are required to hold a minimum of 5,000 ordinary shares in the Bank in order to participate in the Option Plan.

3.3.7 Executive Option Plan and Non-Executive Directors' Share Purchase Plan (cont…)

Non-Executive Directors' Share Purchase Plan ('Directors' Plan')

All non-executive directors are eligible to participate in the Directors' Plan. Ordinary shares are acquired on market. In consideration for the shares acquired on their behalf, non-executive directors forego directors' fees equivalent to the purchase price of the shares less brokerage and a discount equivalent to that available under the Bank's Dividend Reinvestment Plan when operational.

Details of shares allocated under the Directors' Plan are as follows:

Allocation date	Shares acquired	Average Purchase Price ($)	Participating Non-Executive Directors
23 November 2001	15,185	17.37	6

4 Further Information

4.1 Branches

As at	**March 2002**	Sept 2001	March 2001
New South Wales	**222**	224	226
Australian Capital Territory	**14**	14	13
Queensland	**22**	22	23
Victoria	**30**	30	30
South Australia	**111**	113	111
Western Australia	**2**	2	2
Northern Territory	**4**	4	4
Total (1)	**405**	409	409
Assets per branch - $m	**130**	127	120
Net Profit (2) per branch (annualised)			
- after income tax, OEI and before goodwill and significant items - $'000	**1,630**	1,384	1,276
- after income tax, OEI, goodwill and before significant items - $'000	**1,353**	1,144	1,032

(1) There were 40 Automated Banking Centres at 31 March 2002 (31 March 2001:16).
(2) Before Preference Dividends.

4.2 Staffing (full time equivalents)

As at	**March 2002**	Sept 2001	March 2001
New South Wales	**4,588**	4,411	4,377
Australian Capital Territory	**148**	154	164
Queensland	**228**	232	247
Victoria	**266**	263	274
South Australia	**1,216**	1,157	1,247
Western Australia	**82**	76	81
Northern Territory	**32**	31	33
	6,560	6,324	6,423
SEALCORP	**594**	583	558
Scottish Pacific	**141**	154	144
WealthPoint	**168**	-	-
Total Permanent and Casual Staff	**7,463**	7,061	7,125
Assets per staff - $m	**7.0**	7.4	6.9
Staff per $m assets - No.	**0.14**	0.14	0.14
Net Profit (1) per average staff (annualised)			
- after income tax, OEI and before goodwill and significant items - $'000	**90.5**	78.2	71.3
- after income tax, OEI, goodwill and before significant items - $'000	**75.1**	64.7	57.7
Total Group Workforce (2)	**8,164**	7,704	8,131

(1) Before Preference Dividends.
(2) The total Group workforce comprises permanent, casual and temporary staff and contractors.

4.3 Dates and Credit Ratings

Financial Calendar

Date	Event
27 May 2002	Melbourne Shareholder Information Meeting
12 June 2002	Ex-dividend trading for interim ordinary share dividend
18 June 2002	Record date for interim ordinary share dividend
2 July 2002	Payment of interim ordinary dividend
30 September 2002	Financial year end

Proposed Dates

Date	Event
31 July 2002	Ex-dividend trading for PRYMES
6 August 2002	Record date for PRYMES
20 August 2002	Payment date for PRYMES
6 November 2002	Announcement of financial profit and final ordinary dividend
25 November 2002	Ex-dividend trading for final ordinary share dividend
29 November 2002	Record date for final ordinary share dividend
13 December 2002	Payment of final ordinary dividend
13 December 2002	Annual General Meeting

Credit Ratings

	Short term	Long term
Standard & Poor's	A-1	A
Moody's Investors Service	P-2	A3
Fitch Ratings	F1	A+

Further Information

Media:

Sandra Harris
Public and Corporate Affairs
Phone: (02) 9952-1247
Mobile: 0411-154-427
Fax: (02) 9952-2072

Analysts:

Sean O'Sullivan
Investor Relations Manager
Phone: (02) 9236-3618
Email: osullivans@stgeorge.com.au

To: Companies Announcements
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	449
Pages (Includes this page):	
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**St.George Bank Limited – 2002 Interim Results**
Date Sent:	6 May 2002
Bar Code:	

Please find attached 2 sets of slides to be presented to the St.George Bank analysts briefing at 10.30 am. These slides will also be made available in the "Shareholder Centre" section of the St.George Bank website at www.stgeorge.com.au, together with an audio webcast of the briefing.

Yours sincerely

Michael Bowan
General Counsel and Secretary

02 MAY 21 AM 10:5

asxcap00449.doc


st.george


2002
Interim
Results
St.George
Bank Ltd.
Gail Kelly
Managing Director
Steve McKerihan
Chief Financial Officer

During this half we have delivered

- Excellent operational result
- Profitable increase in lending and deposit volumes
- Solid managed funds growth
- Improved growth and stable margins in net interest income
- Strong growth in non-interest income
- Superior credit quality

Strong Profit Result

	Mar 2002	Mar 2001	% Change
Profit After Tax^	$244m	$173m	41
Earnings per Share*	122.5¢	96.4¢	27
Return on Equity*	19.3%	15.8%	
Expense to Income*	52.7%	55.6%	
Dividend	38 cents	31 cents	23

^Profit before significant items
*Calculated before significant items and goodwill amortisation



Sustained Financial Performance
$m
NPAT*
244
%
Expense/Income Ratio^
52.7
%
ROE^
19.3
cents
EPS^
122.5
Mar-00
Sep-00
Mar-01
Sep-01
Mar-02
* Before significant items
^Before goodwill amortisation and significant items



Driving Shareholder Value
$
260
220
180
140
100
60
217
152
130
Mar-99
Jul-99
Nov-99
Mar-00
Jul-00
Nov-00
Mar-01
Jul-01
Nov-01
Mar-02
Apr-02
ASX AO Acc
SGB Total Return
ASX Banks Acc
Total shareholder return includes capital appreciation and dividends.
Assumes base of $100 in March 99.
Source: Bloomberg Financial Services and ASX.


Building Volumes and Maintaining Margins
Total Residential Loans*
Interest Margin^
11.5%
$bn
35
30
25
Mar-00
Sep-00
Mar-01
Sep-01
Mar-02
%
2.9
2.8
2.7
2.6
2.5
2.4
2.77
Mar-00
Sep-00
Mar-01
Sep-01
Mar-02
*Includes securitised loans
^ Group interest margin


Non-Interest Income Momentum Continues
Non-Interest Income
Other Income/Total Income
30.9%
$m
411
314
400
300
200
100
0
Mar-00
Sep-00
Mar-01
Sep-01
Mar-02
%
38.8%
40
35
30
25
20
Mar-00
Sep-00
Mar-01
Sep-01
Mar-02


Growing Total Managed Funds
SEALCORP- Funds
Under Administration
$bn
26%
13.5
12.5
11.5
10.5
9.5
8.5
7.5
6.5
Advance- Funds Under
Management
$bn
27%
3.0
2.8
2.6
2.4
2.2
2.0
1.8


Credit Quality Remains A Differentiator
Bad & Doubtful Debts/
Receivables
%
0.3
0.2
0.1
0.0
Mar-00
Sep-00
Mar-01
Sep-01
Mar-02
Gross Impaired Assets/
Receivables
%
1.0
0.8
0.6
0.4
0.2
0.0
Mar-00
Sep-00
Mar-01
Sep-01
Mar-02
Average of the 4 Majors
St.George


2002
Interim
Results
Steve McKerihan Chief Financial Officer


Improving Returns to Shareholders
ROA^
0.96
1.06
1.14
1.25
ROE*
14.2
15.8
17.4
19.3
Tier 1 Capital
7.7
7.7
8.1
7.7
KEY
Sep-00
Mar-01
Sep-01
Mar-02
* Excluding significant items and goodwill amortisation
^ Excluding significant items, goodwill amortisation and preference dividends

Solid Operational Result


$m
320
300
280
260
240
220
200
180
160
203
10
Income Tax
Bad Debts
13
1
Pref. Dividends
Associates
2
25
NII
Other Income
43
-46
Operating Expenses
Goodwill
-7
244
Sep-01
Mar-02

Business Volumes Grow Strongly

	Mar 2002 $bn	Mar 2001 $bn	Change %	Market Growth %
Total Lending*	48.3	43.7	10.5	8.3^
Retail Deposits	26.8	23.9	11.9	9.3^^
Managed Funds	17.5	13.9	26.0	13.0**

* Includes securitised loan balances and bill acceptances
** Source: ASSIRT
^ Source: RBA Bulletin - Total aggregate credit growth (system)
^^ Source: Australian Bankers' Association – Total retail deposits


Revenue Gains Drive Profit Performance
$m
1100
1050
1000
950
991
3
Factoring
Bill Acceptances
4
8
Securitisation
Financial Markets Income
14
7
Managed Funds
NII
25
6
Brokerage
1
Other
1059
Sep-01
Mar-02
*Excludes Significant Items


Drivers of $46m Expense Increase*
October Pay Increase
$11m
WealthPoint
$15m
$6m
Other
$7m
Advertising
$7m
Deferred Expenditure Amortisation
SEP-01 to MAR-02
* Before goodwill amortisation and significant items

Bottom Line Impacted By Significant Items

WealthPoint Goodwill	-$72m
Investments	-$22m
Tax Benefits on Writedowns	+$7m
Total	**-$87m**

Segmental Profit

	Mar-02 $m	Sep-01 $m	Mar-01 $m
PSBB	236	198	184
IBB*	133	123	132
BSA	54	52	44
ISD	20	21	17

*See IBB slide for normalising adjustments

Segmental Profit:
Personal and Small Business Banking

	Mar-02 $m	Sep-01 $m	Mar-01 $m
PSBB	236	198	184

- Profit Before Tax rose by 28.3%
- Net Interest Income up 7.7%
- Other Income up 35.5%
- Expense to Income ratio decreased from 59.3% to 54.2%

All numbers quoted in commentary compare Mar-02 to Mar-01

Segmental Profit:
Institutional and Business Banking

	Mar-02 $m	Sep-01 $m	Mar-01 $m
IBB	133	123	132
Normalised	133	123(1)	117(2)

NORMALISING ADJUSTMENTS:

- (1) - Result increased by $15m for one-off provision
  - Result reduced by $15m for transfer of Small Business Banking
- (2) - Result reduced by $15m for transfer of Small Business Banking
- IBB contributes 30% of business segments profit at a cost to income ratio of 38%

All numbers quoted in commentary compare Mar-02 to Mar-01

Segmental Profit: BankSA

	Mar-02 $m	Sep-01 $m	Mar-01 $m
BSA	54	52	44

- BankSA's contribution to profit before tax increased by 22.7%
- Net Interest Income grew by 7.6%
- Other Income increased by 11.5%
- Expense to Income ratio decreased from 61.9% to 55.5%

All numbers quoted in commentary compare Mar-02 to Mar-01

Segmental Profit: Investment Services Division

	Mar-02 $m	Sep-01 $m	Mar-01 $m
ISD	20	21	17

- SEALCORP - continues to grow strongly
  - represents more than 100% of profit in all 3 periods
- Mar-02 period impacted by WealthPoint operating loss
- Includes investment in Financial Planners and Investment Advisers
- Excludes insurance

All numbers quoted in commentary compare Mar-02 to Mar-01

Capital Management Programme

- Feb 2002 — New $200m Tier 2 subordinated debt issue
- Mar 2002 — Securitisation issue of $1,750m Residential Mortgage Backed Securities
- May 2002 — Interim Ordinary dividend increased by 23%*

* Compares Mar-02 to Mar-01

Future Prospects

- Excellent 1st half result in demanding environment
- Profitability expected to be maintained at current levels in the 2nd half
- Cash/90 day steepening to impact second half
- Housing sector growth potentially easing
- Final dividend expected to exceed interim if current profitability is maintained


Strategic
Agenda
Gail Kelly Managing Director

Excellent Strategic Foundation

- Best Bank : robust platform for future initiatives
- Outstanding credit quality
- Service and reputation : a differentiator
- Committed and engaged staff
- Strong capabilities
- Considerable opportunities for growth



Strategic Foundation is Under-Leveraged
Av. Number of financial products held (includes insurance & investments)
Base: Respondents aged 14+ who nominate the institution as their Main Financial Institution
Products per MFI customer*
2.7
2.3
1.9
1.5
2.0
2.5
2.4
2.2
2.5
St.George
Westpac
ANZ
CBA
NAB
Source: Roy Morgan Single Source-Finance Monitor 3 months to February 2002
* Products held with any part of the group
ANZ Group = ANZ/T&C MFI customers
CBA Group = CBA/Trust Bank MFI customers
NAB Group = NAB/BNZ MFI customers



Strategic Timeline- Major Acquisitions & Internal Programs Absorb Focus
$
21
19
17
15
13
11
9
7
5
Other Strategic Investments
SEALCORP
Best Bank
Y2K & GST
SGB Share Price
Integration... Barclays & Advance/St.George
1994
1996
1998
2000
2002


St.George Strategic Framework
Best Bank:
Establish the foundation
Even Better Bank:
Drive toward full potential


St.George Strategic Framework
SIX KEY BUSINESS GOALS:
1. Deepen and strengthen relationships with customers in our chosen markets
2. Leverage specialist capabilities for growth
3. Creatively differentiate on service
4. Accelerate and empower relationship selling
5. Optimise cost structure
6. Build team and performance culture
Out "local" the nationals
& out "national" the locals

1. Deepen and Strengthen Relationships with Customers in our Chosen Markets

- Develop customer value propositions for chosen segments
- Leverage strong data warehouse capabilities
- Align skills, incentives and service levels
- Prioritise and implement
- Look for quick wins

Example- GOLD Segment

Phase 1 - Objectives:

•Retention focus
•Grow customer satisfaction
•Grow profitability



Maintained/Increased
Some Decline
Large Decline
Left St.George
69%
12%
11%
72%
14%
11%
Pre- GOLD
Post-GOLD

Example- GOLD Segment

Phase 2 – The Opportunity:

- 50,000 GOLD Customers



Less than 5% of GOLD customers have Group managed funds

2. Leverage Specialist Capabilities for Growth

Examples include:

- Residential lending and portfolio loans
- Payment services
- Property finance
- SEALCORP
- IFA relationship capabilities
- "dragondirect"

2. Leverage Specialist Capabilities for Growth

Opportunities for:

- Attracting new customers
- Alliances and partnerships
- Greater than system growth in non-core geographies
- Cost effective growth

Example- Firing Up dragondirect

dragondirect from St.George

- Rapid growth in 20 months
- Two products $2.7b: "directsaver" and "directfunds"
- Almost 70,000 customers
- Opportunity for low cost national expansion
- New products for launch this year:
  - Credit card
  - Transaction account
  - Insurance
  - Share broking



$bn
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Sep-00
Nov-00
Jan-01
Mar-01
May-01
Jul-01
Sep-01
Nov-01
Jan-02
Mar-02


Example- Home Equity Loan
Residential Loans Mix
9%
As at Sep '98
26%
As at Mar '02
Home Equity Loans
• 27% market share in approvals
• Superior profitability characteristics
- Size of loan
- Fees and margin
- Life of loan
- Relationship focused
• Cannex 5 star rated product


Example- SEALCORP
• ASGARD number 2 in Master Trusts
• FUA has increased: $5b to $12.8b in 3 years
• Successful multi-channel distribution
• Reputation of service delivery
• Increased leverage St.George ⇔ SEALCORP
• Wrap product launching in May 2002

3. Creatively Differentiate on Service

- St.George is the "friendly" alternative sought after by customers
- Align service propositions to desired customer segment outcomes
- Incentives across Group linked to customer satisfaction measures

3. Creatively Differentiate on Service

Customer Satisfaction Ratings



St.George relative to the average of the 4 majors
Base: Respondents with transaction accounts at institution (aged 14+)
%
75
70
65
60
55
50
Jul-00
Sep-00
Nov-00
Jan-01
Mar-01
May-01
Jul-01
Sep-01
Nov-01
Jan-02
Mar-02
St.George
Average of the 'Big 4'
Trend is based on three month rolling average

Source: Roy Morgan Research, Mar 2002

3. Creatively Differentiate on Service



Customer Satisfaction Ratings
Base: Respondents with transaction accounts at institution (aged 14+)
St.George relative to the range of the 4 majors
%
75
70
65
60
55
50
45
Jun-00
Aug-00
Oct-00
Dec-00
Feb-01
Apr-01
Jun-01
Aug-01
Oct-01
Dec-01
Feb-02
Range of the 4 majors
St.George

Source: Roy Morgan, Feb 2002
Trend is based on three month rolling average

4. Accelerate & Empower Relationship Selling

- Sales culture focused on:
  - Customer relationships
  - Assisting customers achieve their goals
- Sales system aligned to segment outcomes
- Focus on sales of wealth management products into St.George customer base

Example- Key Account Relationship Management for Middle Market

- KARM - differential management strategy for middle market
- Started in 2000 using team based business model
- Represents 10% of customer base
- Extensive skilling undertaken

Relationship Selling Culture: (KARM) Key Account Relationship Management


Satisfaction
Propensity to Buy*
Cross-Sell Ratio
67%
82%
81%
88%
2.1
4.9
Overall Corporate & Business Bank
Key Accounts
Overall Corporate & Business Bank
Key Accounts
Overall Corporate & Business Bank
Key Accounts

Data: February 2002
* Customers with St.George as first preference for next product


5. Optimise Cost Structure
Continuous improvement – a way of life
Head office, support and administration review
Process redesign including back office processing and product manufacture
Tightly manage investments for the future
Analyse breakthrough alternatives eg. Outsourcing, business model redesign


6. Build Team and Performance Culture
Strong foundation in place
Steady improvement in staff satisfaction
Alignment of reward and recognition systems to support business goals
Focus on management and leadership development
Coaching
Teamwork


And So...
Best Bank:
Establish the
foundation
Even Better Bank:
Drive toward full
potential


"Even Better Bank"
A focused program with two core streams:
- "Customer Led Growth"
- "Business Productivity"
Dedicated high quality team
Leveraging off "Best Bank" learnings
Energy and urgency the key
Specific targets being established
Market update in September


Summing Up...
• Quality 1H earnings
• Strong platform in place
• Brand differentiation sets us apart
• Strongly positioned for future growth
• Program in place – "Even Better Bank"
• Track record to succeed


st.george


The material in this presentation is general background information about the Bank's activities current at the date of the presentation. It is information given in summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.
For further information visit
www.stgeorge.com.au
or contact

news

release

st.george

8 May 2002
RE020502

MOODY'S UPGRADES ST.GEORGE BANK'S CREDIT RATINGS

Moody's Investors Service yesterday announced an upgrade of St.George Bank's credit ratings following a review of the Bank's operations.

Moody's raised St.George Bank's long-term deposit and senior debt ratings to A2 from A3, and short-term deposit and debt ratings to Prime-1 from Prime-2. The Bank's Financial Strength Rating was raised to C+ from C. At the same time, the Insurance Financial Strength Rating of St.George Insurance was raised to A2 from A3. The outlook for all the ratings is stable.

A previous improvement in St.George's ratings occurred with an upgrade to "A+" from "A" by Fitch Ratings in January 2001.

St.George Bank Managing Director and Chief Executive Officer, Mrs Gail Kelly said, "I'm delighted that Moody's has recognised the financial performance of St.George as further demonstrated by yesterday's interim profit announcement. This upgrade reinforces the Bank's solid platform for future growth."

Moody's cited a number of factors that had an influence on their upgrade, including St.George's "positive franchise development, maintenance of a generally low risk profile and prospects for efficiency gains."

The credit ratings upgrade is expected to benefit St.George's funding activities in wholesale debt markets.

ENDS

Media contact: Sandra Harris, St.George Public and Corporate Affairs, Tel: (02) 9952 1247 or 0411 154 427.

st.george

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	451
Pages (Includes this page):	9
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**New Issue Announcement**
Date Sent:	08 May 2002
Bar Code:	

Please find amended Appendix 3B attached.

Yours sincerely

Michael Bowan
General Counsel and Secretary

asxcap451.doc

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

ST.GEORGE BANK LIMITED

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	9,467 ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Share issued under the St.George Bank Executive Performance Share Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	8 May 2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
493,411,547	Ordinary shares
3,000,000	PRYMES
174,965	8.5% unsecured capital notes
217,134	8.25% unsecured capital notes

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,547 359,095	Redeemable preference borrower share Redeemable preference depositor share

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	To be treated in the same manner as other quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: ....08/05/02............
Secretary

Print name: Michael Bowan

== == == == ==

+ See chapter 19 for defined terms.